03045295

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME HHG plc

*CURRENT ADDRESS 3 Finsbury Avenue
London EC2M 2PA
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 34758 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 12/23/03

AMP Limited
ABN 49 079 354 519
Supplementary Document

This document is a supplementary document to the explanatory memorandum issued by AMP Limited dated 16 October 2003 ("**Explanatory Memorandum**"). In accordance with section 10.19 of the Explanatory Memorandum, this document is being notified to AMP Shareholders by way of prominent newspaper advertisements in major metropolitan newspapers and announcements to ASX and on the AMP Limited website (www.ampgroup.com/demerger).

This document supplements, and should be read together with, the Explanatory Memorandum. Words and expressions defined in the Explanatory Memorandum have the same meaning in this document.

This document is dated 28 November 2003. It was lodged with the Australian Securities and Investments Commission on 28 November 2003.

The purpose of this document is to update AMP Shareholders on certain events which have taken place since 16 October 2003 when the Explanatory Memorandum was finalised.

1. Publication of Listing Particulars by HHG

On 27 November 2003, HHG published the Listing Particulars with the UK Listing Authority to facilitate the listing of HHG on the London Stock Exchange. In accordance with section 3.5.1 of the Explanatory Memorandum, a copy of the Listing Particulars has been given to ASX for release to the market. A copy of the Listing Particulars has also been posted on AMP's website and will be mailed free of charge to any AMP Shareholder who requests a copy by calling the Information Line set out in the Explanatory Memorandum.

The more significant of the matters set out in the Listing Particulars include the following:

1.1 HHG equity raising

The Explanatory Memorandum discloses HHG's intention to undertake an issue of new HHG Shares prior to 30 June 2004 to raise a net amount of at least £100 million and that the equity raising may coincide with the listing of HHG on the LSE in December 2003 or occur in the first half of 2004. Further, the Explanatory Memorandum sets out the terms of the conditional commitment by UBS AG to subscribe for up to £100 million of Convertible Loan Notes (to be issued by HHG) to provide interim capital support until completion of the proposed equity raising.

The Listing Particulars disclose that HHG is planning to undertake an equity capital raising through a global offer of at least £100 million net of expenses in December 2003 at the time of listing on the London Stock Exchange. The size of the global offer and the offer price will not be known until on or about 23 December 2003 following completion of the bookbuild. The global offer will be available to institutional investors in the UK, Australia and elsewhere, but not in the United States, Canada or Japan. The pricing of the global offer will be subject to agreement between the joint managers and HHG. A number of factors will be considered in determining the offer price and the basis of allocation, including the objective of encouraging the development of an orderly after-market in the HHG Shares.

Aspects of the proposed global offer, if it is completed, as it impacts on the disclosures set out in the Explanatory Memorandum are set out below.

(a) Convertible Loan Notes

If the global offer is completed (based on assumed net proceeds of at least £100 million) at the time of listing of HHG the CLNs (the proposed terms of which are set in the Explanatory Memorandum) will not be required and AMP will be released from its standby commitment in relation to the CLNs. For this reason the expected timing of subscription for the first tranche of £50 million ($123 million) of CLNs has been delayed from the Effective Date until the outcome of the global offer is known.

(b) Dilution

The Explanatory Memorandum discloses that any equity raising by HHG may result in the dilution of existing HHG Shareholders. This would also affect AMP's interest in HHG of approximately 15% of the issued capital.

The diluting impact of the global offer will be determined by the offer price and the net amount to be raised, which is dependent on a number of factors and will not be known until on or about 23 December 2003 following completion of the bookbuild.

(c) Use of proceeds

The Explanatory Memorandum and the Listing Particulars disclose HHG's intention to raise a net amount of at least £100 million ($246 million). This net amount is after deduction of underwriting commissions, fees and expenses of approximately £3 million ($7 million) payable by HHG.

The Listing Particulars disclose that the initial £50 million ($123 million) of any net proceeds raised under the global offer will be used by HHG to help acquire a controlling interest in AMP Invest from Pearl, with the next £50 million ($123 million) being held by the HHG Group for general working capital purposes. The balance of any additional proceeds raised in the global offer will be applied by HHG to increase its controlling interest in AMP Invest.

If the global offer is not completed, the £50 million ($123 million) proceeds from the first tranche of CLNs will be used by HHG to help acquire a controlling interest in AMP Invest from Pearl. The proceeds of any subsequent equity raising will then be used, in the first place, to redeem this tranche of CLNs.

(d) Impact of the global offer on the financial position of HHG

The Explanatory Memorandum discloses the impact of the first tranche of £50 million ($123 million) CLNs on the pro-forma statements of HHG as at 30 June 2003.

These pro-forma statements would be impacted by the global offer. By way of example, if the global offer raised a net amount of £100 million ($246 million), the impact would be as follows.

- The pro-forma statement of financial position (page 184 of the Explanatory Memorandum) - borrowings would reduce by £50 million ($123 million), cash at bank and on deposit would increase by the net amount raised in excess of £50 million ($123 million) and share capital would increase by the net amount raised under the global offer.

- The pro-forma shareholder capital resources table (page 185 of the Explanatory Memorandum) - total equity attributable to ordinary shareholders would increase by the net amount raised under the global offer and external corporate debt would reduce by £50 million ($123 million).

- The pro-forma statement of shareholder capital invested (page 185 of the Explanatory Memorandum) - total capital allocated to corporate office would increase by £50 million ($123 million).
- The UKGAAP table of capital by business unit post restructure (page 180 of the Explanatory Memorandum) - corporate capital would increase by £50 million ($123 million), shareholder capital and reserves would increase by the net amount raised under the global offer and External Loans would reduce by £50 million ($123 million).

1.2 Regulatory capital

The Explanatory Memorandum describes in detail HHG's regulatory capital position. In particular, the Explanatory Memorandum discloses that each of the Life Services life companies satisfied their minimum regulatory capital requirements as at 30 June 2003.

The Listing Particulars includes an update of HHG's capital position and discloses that even without the proceeds of the global offer, other equity raising or CLNs, it is the opinion of the HHG Board that under current regulations the principal regulated subsidiaries of HHG satisfy their regulatory capital requirements as at the date of the Listing Particulars of 27 November 2003. The HHG Board does not expect there to be a prospect of material improvement in the regulatory capital position of the principal regulated subsidiaries in the next twelve months. There are, however, a number of potential developments or circumstances that could result in a deterioration in the regulatory capital position of one or more of the principal regulated subsidiaries (including potentially a breach of applicable regulatory capital requirements). Absent any such developments occurring or circumstances arising, it is the opinion of the HHG Board that the principal regulated subsidiaries will continue to satisfy their regulatory capital requirements for the next twelve months. These potential developments and circumstances are discussed in the "Risk factors" and "Regulatory capital" sections of the Explanatory Memorandum, and noted in this document under sections 1.3 and 1.4.

1.3 Impact of CP 204 on UK regulatory capital requirements

The Explanatory Memorandum sets out the regulatory capital requirements that apply to the businesses of HHG. In particular, the impact of CP 145, which was published in July 2002, describes the FSA's intention to remove the market valuation option when valuing non-insurance group companies which if implemented, could reduce the amount of Pearl's admissible assets by £210 million. This is notwithstanding the assumed net proceeds of £100 million ($246 million) for the global offer or the CLNs having been applied as set out in the use of proceeds discussion above.

Since the issue of the Explanatory Memorandum, the FSA has released a further consultation paper, CP 204, which confirms the FSA's stated intention in CP 145 to remove the market valuation option and that the changes will come into effect for financial years beginning on or after 1 January 2005.

The Listing Particulars disclose the options available to the HHG Group to mitigate or offset the impact of these proposals, to the extent required to restore regulatory capital compliance. These options include a further restructuring of the assets held by Pearl and/or raising additional capital in the form of debt or equity. Any additional capital raised, or made available through such restructuring, would be applied to the extent required, to acquire full ownership of AMP Invest from Pearl. This would alleviate the impact of CP 204.

1.4 Implicit items waivers

The Explanatory Memorandum discloses that Pearl and London Life currently rely on waivers that allow them to bring implicit items into the required margin calculations to meet their regulatory capital requirements and that when these waivers expire at the end of November 2003, the companies will seek to renew them. Pearl's waiver, allowed it to bring an implicit item of £400 million into the regulatory capital calculation as at 30 June 2003, while London Life's waiver enabled it to bring into account £80 million.

The FSA has indicated that it would be prepared to renew the Pearl and London Life waivers from 30 November 2003 for a period of 12 months to a maximum implicit item of £350 million for Pearl and £60 million for London Life, but with future profit in respect of with-profit business included only to the extent of the realistic excess surplus in respect of that business. There would be no corresponding limitation in respect of non-profit business.

1.5 Dividends

In the HHG financial information section of the Explanatory Memorandum it is disclosed that it is not envisaged that there will be sufficient cash earnings or transfers arising at the holding company level to facilitate the payment of a dividend by HHG in the near term.

The Listing Particulars note that it is not envisaged that there will be sufficient cash earnings or transfers at the holding company level to facilitate the payment of a dividend by HHG in the near term, during or in respect of, the financial years of 2004 and 2005.

2. Income Securities

The Explanatory Memorandum discloses that AMP does not consider that an event of default has occurred, or will occur, under the terms of the Income Securities and certain other debt securities as a result of the announcement or implementation of the Demerger.

On 20 November 2003, AMP announced that the trustee for its Income Securities, Perpetual Trustee Company Limited ("Perpetual"), has advised that it plans to seek judicial advice on the impact of AMP's Proposal to Demerge on its Income Securities.

The judicial advice process involves a court application by Perpetual to seek procedural advice on any actions it should take in relation to the Income Securities. It is expected that the court application will be initiated before the date of the Scheme Meeting.

If a court were to ultimately find that a default had occurred, the securities would be repayable at face value. In the unlikely event that this was to occur, AMP has both internal and external capacity to refinance the Income Securities and the other debt securities to which this issue relates, including existing cash resources and debt facilities.

AMP continues to believe that no default has occurred, or will occur, as a result of the Demerger in respect of the Income Securities and the other debt securities to which this issue relates.

3. AMP's debt refinancing

The Explanatory Memorandum discloses that AMP intends to apply approximately $600 million towards restructuring some of its outstanding senior and subordinated debt prior to 31 December 2003 subject to achieving satisfactory pricing and maintaining appropriate levels of liquidity. AMP has now decided to defer this restructure to the first quarter of 2004.

4. HHG listing date

It is now intended (subject to relevant approvals) that HHG will list and HHG Shares will commence trading on a deferred settlement basis on ASX on 23 December 2003 (the Explanatory Memorandum indicated this would occur on 18 December 2003), being the same day HHG Shares commence trading on a T+3 basis on the LSE.

AMP

82-34758

03 DEC 16 AM 7:21

AMP Limited

Proposal to Demerge

Explanatory Memorandum

Your Directors unanimously recommend that you vote in favour of the Proposal to Demerge.

This is an important document and requires your immediate attention. You should read all of this document before you decide how to vote on the Proposal to Demerge. If you are in any doubt as to how to deal with this document, please consult your legal or financial adviser immediately. If you have recently sold all of your AMP Shares, please ignore this document.

This document is neither an offer to sell, nor a solicitation of an offer to buy, securities as those terms are defined in the US Securities Act of 1933, as amended.

What you have received in this pack



Explanatory Memorandum
This document explains in detail the Proposal to Demerge (see section 16 for the Notices of Meeting).



Business reply envelope
Place the proxy form in this envelope and post it to vote by proxy at the Meetings.



Letter from the Chairman and location map
The letter outlines the Proposal to Demerge. The map, printed on the reverse of the Chairman's letter, shows you where the Meetings will be held and explains how you can get there.



Proxy form
Complete this form and return it to vote by proxy at the Meetings. Instructions for completion of the form are printed on the reverse of the form.



AMP Shareholder pack cover

AMP Limited ABN 49 079 354 519

Read this first

This document has been prepared to help you, as an AMP Shareholder, to decide whether to vote "for" or "against" the Proposal to Demerge.

All of AMP's Directors recommend that you vote "for" the Proposal to Demerge.

The Notices of Meeting are in section 16 of the document

Contents

Certain terms and abbreviations used in this document have defined meanings which are explained in section 15.

If you have any questions, please ring the Information Line on:

Australia	New Zealand	United Kingdom	Rest of the world
1300 135 859	0800 448 062	0800 783 3315	+ 61 3 9649 5410

Please recycle this document. You can do this through your local collection service. For AMP Shareholders attending the Meetings, a document collection service will be available. AMP will arrange for the documents collected at the Meetings to be recycled.

AMP has committed to planting trees to compensate for the paper used in printing this document.

Message and recommendation from the Directors

We believe that the key benefit of the Proposal to Demerge is that it will help unlock the underlying value of AMP and HHG. We believe this value is more likely to be fully reflected in the share prices of the two companies than in the share price of AMP under the current structure. Other important benefits of the Proposal to Demerge are that:

- the Demerger will create separate, regional businesses: AMP in Australasia and HHG in the United Kingdom. Each of AMP and HHG will primarily be focused on its home market and will pursue an independent strategy that is consistent with its strengths and capabilities;
- the Demerger will simplify AMP and HHG's structure, which we believe will be easier for AMP Shareholders and the broader financial community to understand and evaluate;
- AMP and HHG will have separate listings, separate trading values and direct access to capital markets. We believe this will provide more flexibility for each company to participate in industry consolidation; and
- by creating two separate entities in two specific regions, we believe more investors will be attracted to invest in either AMP or HHG. Existing AMP Shareholders will be able to choose whether to continue to invest in AMP or HHG, or both.

The Proposal to Demerge also has some disadvantages and risks. The benefits, disadvantages and risks are all set out in section 2 and you should read this section carefully. We believe that the benefits of the Proposal to Demerge outweigh the disadvantages and risks.

We consider that the Proposal to Demerge is the best way to respond to the challenges facing the AMP Group and to maximise the value of AMP's businesses for the benefit of AMP's Shareholders. However, you – the AMP Shareholders – will decide whether the Proposal to Demerge goes ahead. We all recommend that you vote for the Proposal to Demerge. Before you vote, please read this document carefully. It provides details of significant changes to the way in which you currently hold your investment in AMP's businesses if the Demerger proceeds.

If the Proposal to Demerge proceeds, AMP will undertake a rights offer to AMP Shareholders to fund the redemption of the Reset Preferred Securities. You should read carefully the AMP Rights Offer Prospectus that will be sent to AMP Shareholders shortly, which sets out the terms of the proposed rights offer. If you choose to participate in the AMP Rights Offer, you will have the opportunity to acquire new AMP Shares at a 10% discount to the price set in an institutional bookbuild for the AMP Rights Offer shortfall. If you are not entitled to participate, or do not take up your rights under the AMP Rights Offer, you will receive a cash payment.

Your vote is important. For the Demerger to proceed, the Scheme must be approved by a majority in number of AMP Shareholders voting (either in person or by proxy), and by at least 75% of the votes cast on the Demerger Resolution. In addition, the Capital Adjustment Resolution must be approved by a majority of at least 50% of the votes cast on that resolution. We strongly encourage you to vote.

Signed at Sydney on 16 October 2003

Peter Willcox (Chairman)	Andrew Mohl (Chief Executive Officer)	Richard Grellman	Roger Patrick (Pat) Handley
Meredith Hellicar	Lord Killearn	Nora Scheinkestel	Roger Yates

At a glance

What is the Proposal to Demerge?

Under the Proposal to Demerge, AMP intends to separate its businesses into two separately listed companies:

- HHG PLC ("HHG"), which will own AMP's United Kingdom businesses. HHG will be listed on the Australian Stock Exchange ("ASX") and it is intended that it will also be listed on the London Stock Exchange ("LSE"); and
- AMP Limited ("AMP"), which will continue to own AMP's Australian and New Zealand businesses and an interest of approximately 15% in HHG. AMP will remain listed on ASX and the New Zealand Stock Exchange ("NZSX").

If the Demerger proceeds:

- your existing investment in AMP will be divided into separate investments in each of AMP and HHG; and
- AMP intends that the Reset Preferred Securities ("RPS") will be redeemed for cash. This cash redemption will be funded by a fully underwritten rights offer to AMP Shareholders (the "AMP Rights Offer"). **AMP Shareholders who are not entitled to participate or who do not take up their rights will receive a Cash Payment** (see section 3.4.2).

The Demerger is not conditional on the LSE listing of HHG.

What form will your investment in HHG take?

If the LSE listing of HHG proceeds, and your Registered Address is:

- in the United Kingdom, Ireland, France or the Channel Islands, you will receive HHG Ordinary Shares which you can trade on the LSE; or
- in Australia or New Zealand or certain other countries, you will receive HHG CHESS Depositary Interests ("HHG CDIs") which you can trade on ASX.

However, Ineligible Overseas Shareholders will be treated differently (see section 1.1.2). If the LSE listing of HHG does not proceed as part of the Demerger, all AMP Shareholders will receive HHG CDIs. In these circumstances HHG would still intend to list on the LSE as soon as practicable.

How will the Demerger be implemented?

The Demerger will be implemented by a Capital Adjustment and a scheme of arrangement under which HHG Shares will be issued to AMP Shareholders.

What is the Capital Adjustment?

The Capital Adjustment is the restructure of AMP's share capital designed to give effect to the Proposal to Demerge (see section 1.1.1).

What is a scheme of arrangement?

A scheme of arrangement is a method for restructuring a company. It involves the company putting forward a proposal which, by law, binds the company's shareholders and the company to a rearrangement of their rights and obligations.

Before a scheme of arrangement can come into effect, it must be approved by the shareholders of the company at a meeting of shareholders and it must also be approved by the Court after that meeting. Once a scheme is approved by shareholders and the Court, it binds all shareholders – even those who voted against the scheme or who did not vote at all.

What key shareholder approvals are required?

The key shareholder approvals required for the Proposal to Demerge to proceed are:

- the Capital Adjustment Resolution (see section 3.2.2) must be approved by an ordinary resolution (which requires a majority of at least 50% of the votes cast) of AMP Shareholders at the General Meeting; and
- the Scheme of Arrangement (see sections 3.2.3 and 3.2.4) must be approved at the Scheme Meeting by a majority in number of AMP Shareholders voting (either in person or by proxy), and by at least 75% of the votes cast on the Demerger Resolution, and subsequently approved by the Court.

Where and when will the Meetings be held?

Both the General Meeting and the Scheme Meeting will be held on Tuesday 9 December 2003 at the Hordern Pavilion, Fox Studios Australia, Lang Road, Moore Park, Sydney NSW. The General Meeting will start at 9.00am and the Scheme Meeting will start at 9.30am (or, if the General Meeting has not finished, as soon as the General Meeting finishes).

Who is entitled to vote?

You will be entitled to attend and vote at the General Meeting and the Scheme Meeting if you are a registered AMP Shareholder at 7.00pm on Sunday 7 December 2003.

Should you vote?

You do not have to vote, but the Directors believe that the Proposal to Demerge is a matter of importance to all AMP Shareholders. The Directors therefore urge you to vote.

If the Demerger proceeds, you will receive HHG Shares – even if you do not vote or if you vote against the Proposal to Demerge.

How may you vote on the Proposal to Demerge?

If you are entitled to vote, then you may either attend the Meetings in person or appoint one or two people as proxies to attend and vote on your behalf. A proxy form has been sent to you with this document. If you wish to appoint a proxy to attend and vote at the Meetings on your behalf, you must send your completed proxy form:

- **by mail** to the AMP Securities Registry, using the enclosed reply paid envelope or by posting it to:

Australia:	GPO Box 2980, Melbourne 8060 Vic
New Zealand:	P O Box 91543, Auckland Mail Centre
United Kingdom:	PO Box 1075, Bristol BS99 3FA
Rest of the world:	GPO Box 2980, Melbourne 3001 Vic, Australia;

- **by facsimile:**

Australia:	1300 301 721
New Zealand:	09 488 8787
United Kingdom:	0870 703 6109
Rest of the world:	+ 61 2 8234 5002;

- **by delivery** to AMP Limited's registered office:

  Level 24, 33 Alfred Street, Sydney NSW 2000, Australia

  or to the AMP Securities Registry,

  c/- Computershare Investor Services Pty Limited,
  Level 3, 60 Carrington Street, Sydney NSW 2000, Australia; or

- **electronically** by accessing the AMP Securities Registry website via www.ampgroup.com/shareholdercentre. To use this facility, you will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN). That number is shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website.

To appoint a proxy, you will need to make sure that your completed proxy form (and any necessary supporting documents) is received by 9.00am on Sunday 7 December 2003.

Important dates

Record date for AMP Rights Offer		28 October 2003
Deadline for lodging your proxy form	9.00am	7 December 2003
Time and date for determining eligibility to vote at the Meetings	7.00pm	7 December 2003
General Meeting	9.00am	9 December 2003
Scheme Meeting	9.30am (or as soon after that time as the General Meeting finishes)	9 December 2003
Closing date for AMP Rights Offer		9 December 2003
Court order approving the Scheme		15 December 2003
Effective Date of the Scheme		15 December 2003
Last day AMP Shares trade on ASX and NZSX with an entitlement to HHG Shares (cum-entitlement)		15 December 2003
HHG Shares commence trading on ASX on a deferred settlement basis		18 December 2003
AMP Shares commence trading on ASX and NZSX without an entitlement to HHG Shares (ex-entitlement)		18 December 2003
Record Date for determining entitlements to HHG Shares	5.00pm	19 December 2003
Demerger Date – issue of HHG Shares		23 December 2003
HHG Shares commence trading on the LSE on a T+3 basis		23 December 2003
Deferred settlement trading of HHG Shares on ASX ceases		2 January 2004
Last date for despatch of share certificates/ holding statements for HHG Shares		2 January 2004
Commencement of normal trading of HHG Shares on ASX		5 January 2004
Settlement of all deferred settlement trades of HHG Shares on ASX		8 January 2004

The timetable above is indicative only and AMP has the right to vary any or all of these times and dates. AMP will announce any variations to ASX and NZSX. Certain times and dates and the occurrence of certain events are conditional on AMP Shareholder, ASX, LSE or Court approvals.

If you wish to make a complaint to ASIC about the Scheme or to object to the Scheme at the Court hearing for approval of the Scheme, you should note that the Court hearing is expected to start on 11 December 2003.

Important notices

AMP Shareholders should read this entire document before deciding how to vote on the resolutions to be considered at the Meetings.

Purpose of this document

This document sets out all the material elements of the Proposal to Demerge and contains, among other things:

- the explanatory statement required by the Corporations Act in relation to the Scheme. The purpose of the explanatory statement is to explain the terms of the Scheme, the manner in which the Scheme will be considered and implemented (if approved) and to provide information as is prescribed or otherwise material to the decision of AMP Shareholders whether to approve the Scheme; and
- a statement of all information known to AMP that is material to AMP Shareholders in deciding how to vote on the Capital Adjustment Resolution and the RPS Preference Share Cancellation Resolution, as required by the Corporations Act.

This document has not been prepared for any other purpose.

Material changes to information

Any material changes to this document following despatch to AMP Shareholders will be notified by way of prominent newspaper advertisements in major metropolitan newspapers and announcements to ASX and on the AMP website. In certain circumstances material changes to this document may be posted to AMP Shareholders.

Investment decisions

This document does not take into account the investment objectives, financial situation and particular needs of any AMP Shareholder or any other person. You should not rely on this document as the sole basis for any investment decision in relation to AMP Shares, HHG Shares or any other securities. You should seek independent financial and taxation advice before making any investment decision in relation to AMP Shares, HHG Shares or any other securities.

Defined terms

Certain terms and abbreviations used in this document have defined meanings, which are explained in section 15. The defined terms used in section 11 are separately explained in that section. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of this document. All numbers are rounded unless otherwise indicated. All references to time are references to the time in Sydney, Australia. All references to "$" are references to Australian dollars, unless otherwise indicated.

Australian Securities and Investments Commission

A copy of this document has been registered by ASIC for the purposes of section 412(6) of the Corporations Act. Neither ASIC nor its officers takes any responsibility for the contents of this document. A copy of this document has also been lodged with ASIC in accordance with section 256C(5) of the Corporations Act.

ASX and LSE

A copy of this document has been lodged with ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this document.

Application will be made for the admission of HHG to the official list of ASX and for HHG CDIs to be granted official quotation on the stock market conducted by ASX. The fact that ASX may admit HHG to the official list of ASX, and grant official quotation of HHG CDIs on the stock market conducted by ASX, is not to be taken in any way as an indication of the merits of HHG. AMP Shares will continue to be quoted on ASX and also on NZSX.

It is also currently intended that application will be made to the UK Listing Authority for the entire ordinary share capital of HHG to be admitted to the Official List of the UK Listing Authority and to the LSE for such ordinary share capital to be admitted to trading to the LSE's market for listed securities. The Demerger is not conditional on the LSE listing proceeding.

United States

None of the United States Securities and Exchange Commission ("SEC"), any United States state securities commission or other United States regulatory authority has passed upon, or endorsed, the merits of the Demerger, the distribution and transfer of the HHG Shares to AMP Shareholders or the accuracy, adequacy or completeness of this document. Any representation to the contrary is a criminal offence.

The HHG Shares have not been, and will not be, registered under the US Securities Act or the securities laws of any state of the United States. Unless the HHG Shares are registered, they may be offered and resold in the United States only in transactions not subject to, or exempt from, registration under the US Securities Act and applicable United States securities laws.

This document is subject to disclosure requirements that are different from those of the United States. Financial statements included in this document have been prepared in accordance with non-United States accounting standards that may not be comparable to the financial statements of United States companies. The prospective or forecast financial information included in this document was not prepared as a forecast in compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forecasts. The pro-forma historical financial information included in this document does not purport to be in compliance with article 11 of regulation S-X of the rules and regulations of the SEC. For further details see section 7.6.6.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since AMP and HHG are located outside the United States, and all of their officers and directors may be residents outside the United States. You may not be able to sue AMP, HHG or their respective officers or directors in a court outside the United States for violations of the United States securities laws. It may be difficult to compel AMP, HHG and their respective affiliates to subject themselves to a United States court's judgement.

HHG intends to claim, under rule 12g3-2(b) of the US Exchange Act, an exemption from the filing requirements of section 12(g) of the US Exchange Act. If the SEC adds HHG to the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the US Exchange Act, then HHG will furnish certain documents to the SEC under that rule. These documents consist primarily of regularly prepared financial statements and annual reports of HHG and are in the form prescribed by Australian and United Kingdom law or practice and are not deemed filed with the SEC.

The Directors do not currently intend to list HHG Shares on any United States exchange or seek quotation of them on an inter-dealer system in the United States. Therefore, it is unlikely that an active trading market will develop in the United States for HHG Shares.

Other jurisdictions

This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in HHG in any jurisdiction.

The distribution of this document and the offer of HHG Shares in certain jurisdictions may be restricted by law. If this document comes into your possession, you should inform yourself about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of such jurisdictions.

AMP is not a licensed broker or dealer or investment adviser under United Arab Emirates laws.

Forward looking statements

This document contains certain statements which relate to the future, including forward looking statements relating to AMP's and HHG's financial position and strategy. These forward looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of AMP and HHG (and the directors of AMP and HHG). These factors include, among other things, general economic conditions, exchange rates, interest rates, the regulatory environment and structural changes in the life insurance, wealth management and asset management industries in Australasia, the United Kingdom and Europe. These factors, and the extent to which the assumptions prove to be correct, may cause the actual results, performance or achievements of AMP or HHG to differ materially from those expressed or implied by such statements.

Neither AMP nor any other person (including any Director) gives any representation, assurance or guarantee that the results, performance or achievements expressed in or implied by the forward looking statements in this document (including the statements regarding those factors outlined above), will actually occur. AMP Shareholders are cautioned not to place undue reliance on the forward looking statements.

Section 1

Key elements of the Proposal to Demerge

1 Key elements of the Proposal to Demerge

1.1 Effect on your AMP shareholding

1.1.1 What will happen to your AMP Shares?

If the Demerger proceeds, you will continue to hold the same number of AMP Shares as you held before the Demerger. Also, you will receive one HHG Share for each AMP Share that you hold at the Record Date for the Demerger. The Record Date is expected to be 5.00pm on 19 December 2003. For example, if you hold 100 AMP Shares on the Record Date, then, after the Demerger is implemented (and assuming you do not trade your AMP Shares), you will hold 100 AMP Shares and 100 HHG Shares.

To give effect to the Demerger, a number of your AMP Shares will be cancelled. In return for this cancellation, you will receive HHG Shares. Your remaining AMP Shares will then be increased by a share split to the number of AMP Shares you held before the cancellation. The capital cancellation and split is referred to as the Capital Adjustment. This structure results in your holding the same number of shares in each of AMP and HHG after the Demerger as the number of AMP Shares you held before the Demerger.

The market price of your AMP Shares after the Demerger is expected to reduce to reflect the separate value of the HHG Shares issued to you.

1.1.2 Will all AMP Shareholders receive HHG Ordinary Shares?

You will receive your HHG Shares in the form of either HHG Ordinary Shares or HHG CHESS Depositary Interests ("HHG CDIs").

If the LSE listing of HHG proceeds, AMP Shareholders:

- with a Registered Address in the United Kingdom, Ireland, France and the Channel Islands will receive HHG Ordinary Shares; and
- with a Registered Address in Australia, New Zealand, United States and certain other jurisdictions will receive HHG CDIs (see section 3.5.2).

If the LSE listing of HHG does not proceed as part of the Demerger, all AMP Shareholders (other than Ineligible Overseas Shareholders) will receive HHG CDIs. In these circumstances HHG would still intend to list on the LSE as soon as practicable.

Ineligible Overseas Shareholders will have their HHG Shares issued to the Sale Agent. The Sale Agent will sell those HHG Shares and arrange for the proceeds of sale to be paid to the Ineligible Overseas Shareholders. More information about who is an Ineligible Overseas Shareholder and how those shareholders are treated is set out in section 3.4.8.

1.1.3 What are CDIs?

CDIs are a form of security commonly used to allow trading on ASX of shares of companies that are incorporated in foreign countries. HHG is incorporated in England and Wales and English law does not allow the transfer of shares through CHESS, ASX's paperless trading and settlement system. HHG CDIs can be traded on ASX through CHESS. If the LSE listing proceeds, HHG Ordinary Shares can be traded on the LSE but not on ASX.

For further detail, you should read:

- section 3.5.2, which more fully describes HHG CDIs; and
- section 10.34.4, which sets out the rights attached to HHG CDIs.

1.1.4 Will you have to pay any cash?

You will not have to pay any cash to receive the HHG Shares to which you are entitled under the Scheme. If the Demerger proceeds, the HHG Shares will be issued to you in accordance with the terms of the Scheme. If you elect to participate in the AMP Rights Offer, you will need to pay cash for any new AMP Shares you apply for.

1.1.5 Do you have to do anything to receive your HHG Shares?

If the Demerger proceeds, you will automatically receive the HHG Shares to which you are entitled under the Scheme. You do not have to do anything if the Demerger proceeds. You will receive the HHG Shares even if you vote against the Demerger or do not vote at all.

1.2 Why have the Directors proposed the Demerger?

The Directors have proposed the Demerger because they believe it is the best way to respond to a number of challenges facing AMP, to help unlock the underlying value of AMP and to provide a fresh start for AMP and HHG. The challenges which led to the Proposal to Demerge are set out below.

1.2.1 Different markets

The Directors believe that AMP's Australian and United Kingdom life insurance and superannuation businesses are not adequately benefiting from being part of the same group and that they will be more valuable if they are separated.

While there are some similarities between the competitive positioning of the Australian and United Kingdom life insurance and superannuation/pension businesses and markets and their regulation, there are some significant differences. Different types of products and methods of distribution are dominant in each market. Regulation in Australia is focused primarily on adviser compliance and fee transparency, while regulation in the United Kingdom includes adviser and product compliance as well as fee capping for certain products. Furthermore, while AMP's Australian life insurance and superannuation business continues to write new business, its United Kingdom life insurance and pensions business has closed its books to new business.

As a result of the differences between the competitive positioning of the Australian and the United Kingdom life insurance and superannuation/pension businesses and markets, the Directors believe it would be difficult for AMP to replicate in the United Kingdom the business model that AMP has developed in life insurance and superannuation in its Australian business (particularly in product development and advice based distribution).

On the other hand, there are benefits of keeping each regional business together. In particular, in Australia, the wealth management operations (AMP Financial Services) complement the investment management operations (AMP Capital Investors).

1.2.2 Broadening the investor base

Although approximately 54% of AMP's total assets are based in the United Kingdom and Europe (as at 30 June 2003 before the pro-forma adjustments set out in sections 5.3.1 and 7.3.1), only approximately 6% of AMP Shares are held by United Kingdom and European institutional investors. The Directors believe this may have an adverse impact on the equity market's valuation of AMP, particularly the United Kingdom businesses. The Directors believe the Demerger, and the proposed LSE listing (if it proceeds), should broaden the HHG investor base in the United Kingdom and Europe over time and should also encourage other new investors who seek solely to invest in AMP or HHG.

1.2.3 Improving the perception of AMP's assets and brands

As a result of the major downturn in United Kingdom equity markets over the last two years, the United Kingdom asset management and life and pension industries (including AMP's businesses) have experienced significant falls in operating performance and capital strength. This has adversely affected the value and financial position of businesses across these industries.

Although AMP has taken steps to reduce its exposure to equity market risks, reduced its costs and closed its life insurance and pension books in the United Kingdom to new business, AMP's assets and brands in Australasia have been adversely affected by the difficulties AMP has experienced in the United Kingdom.

In turn, uncertainty over the level of AMP's continuing commitment to its United Kingdom businesses has had an adverse effect on AMP's assets and brands in the United Kingdom.

1.2.4 Improving the prospects for growth of Henderson

HHG's strategy is to grow Henderson into a powerful and highly regarded European investment management business centred in London, with emerging businesses in the other major asset management markets. As an independent, separately listed company, HHG will have strategic flexibility and access to the capital markets. The Directors believe that this will better position HHG to achieve its strategic objectives.

1.2.5 Improving the prospects for growth in AMP's Australasian businesses

The difficulties AMP has experienced in the United Kingdom have affected the priorities for the allocation of shareholder capital within the AMP Group. The Directors believe the Demerger will facilitate a renewed focus on strengthening and developing AMP's Australasian businesses through improved access to, and allocation of, capital to support the growth of those businesses.

1.3 Did the Directors consider other alternatives?

The Directors considered a range of alternatives before they decided to recommend the Proposal to Demerge.

The major alternatives the Directors considered were:

- maintenance of the existing AMP structure;
- a trade sale or merger of some or all of AMP's United Kingdom businesses;
- an initial public offering of Henderson on the LSE;
- a trade sale or merger of AMP Financial Services; and
- various forms of demerger.

The Directors evaluated each alternative against a number of criteria, including:

- ability to maximise shareholder value;
- ability to address the challenges facing AMP; and
- certainty of execution and implementation timeframe.

Other than the Demerger, the alternative that rated highly against these criteria was the sale of AMP's United Kingdom businesses (comprising Life Services, with or without Henderson). After careful consideration, the Directors decided on 30 April 2003 that the Proposal to Demerge was preferable to a sale of the United Kingdom businesses as:

- with equity markets and valuations of life insurance, pension and investment management businesses at a low point of the cycle and the existence of funding constraints on a number of trade buyers in the United Kingdom, the Directors believed a sale of the United Kingdom businesses would not realise fair value; and
- the Demerger would facilitate the possibility of a subsequent sale of part or all of the United Kingdom businesses.

Since announcing the Proposal to Demerge, AMP has been approached by several parties interested in acquiring the United Kingdom businesses. These approaches have led to conditional proposals being submitted in respect of these businesses. These proposals are not attractive relative to the Proposal to Demerge as they presently fail to fully reflect the intrinsic value of the businesses and involve continuing exposure through warranties and indemnities. While the Proposal to Demerge remains the preferred option, it is possible that these proposals could, with the improvement in equity markets and valuations, result in a firm offer being made for the United Kingdom businesses which the Directors may consider to be a better outcome than the Demerger. Furthermore, if the Directors receive any offers in respect of its Australasian businesses, they will consider them and act in the best interests of AMP Shareholders.

AMP will keep AMP Shareholders informed of any significant changes or new information affecting the Proposal to Demerge (see section 10.19).

1.4 What happens if the Proposal to Demerge does not proceed?

If the Proposal to Demerge does not proceed and AMP retains the United Kingdom businesses:

- AMP Shareholders will keep their AMP Shares and they will not receive HHG Shares;
- the businesses in Australasia and the United Kingdom will continue to be managed under a single group structure;
- AMP will continue to own and operate the United Kingdom businesses and the challenges currently facing AMP will remain;
- AMP's assets and brands may be affected by the uncertainty caused by the Demerger not proceeding;
- the AMP Share price may decrease;
- the RPS redemption will not proceed and the AMP Rights Offer will not be required;
- AMP will have incurred costs, which are currently expected to be $106 million (before tax), as a result of the Proposal to Demerge, without receiving any of the benefits of the Demerger;
- AMP should save $108 million (before tax) in Demerger costs which will not be incurred at the time of the Meetings and are only payable if the Demerger and LSE listing proceed;
- AMP will continue to implement the internal separation of management and operations on a geographic basis within the existing single group structure;
- it may not be necessary to accelerate the repayment of the remaining loans from entities within the AMP Group to entities within the HHG Group;
- the $1.7 billion of capital raised following the announcement of the Proposal to Demerge on 1 May 2003 will still be used primarily for the restructure of intercompany loans and external debt; and
- the Directors and senior management of AMP will take action to address the challenges facing AMP including reconsidering the alternatives described in section 1.3.

1.5 What are the key steps to implement the Demerger?

The key steps to implement the Demerger are:

- AMP Shareholders will vote on the Capital Adjustment Resolution at the General Meeting and on the Demerger Resolution at the Scheme Meeting; and
- if the required majorities of AMP Shareholders approve both the Capital Adjustment Resolution and the Demerger Resolution, then AMP will apply to the Court to approve the Scheme at a Court hearing that AMP expects to be held shortly after the Scheme Meeting.

For the Demerger to proceed, the necessary AMP Shareholder and Court approvals must be obtained, and AMP must lodge with ASIC an "office copy" of the Court order approving the Scheme. Section 3.2.1 contains details of a number of other conditions that must be satisfied before the Demerger can proceed.

In addition to these key steps, at the General Meeting AMP Shareholders will vote on the RPS Preference Share Cancellation Resolution. The Demerger and the RPS redemption are not conditional on this resolution being passed (see section 3.4.1).

If the Demerger proceeds, HHG will be listed on ASX. It is also intended that HHG will be listed on LSE. However, the Demerger is not conditional on LSE listing occurring. Further information on the LSE listing is in section 3.5.1.

1.6 Reset Preferred Securities and the AMP Rights Offer

1.6.1 What will happen to the Reset Preferred Securities?

AMP intends that the RPS will be redeemed for cash. The RPS redemption is conditional on both the Demerger and the AMP Rights Offer proceeding. AMP proposes to redeem the RPS from the proceeds of the AMP Rights Offer. Both the RPS redemption and the AMP Rights Offer are subject to the consent of the Australian Prudential Regulation Authority ("APRA").

The RPS redemption is further explained in section 3.4.1.

1.6.2 What is the AMP Rights Offer?

AMP intends to undertake a rights offer of new AMP Shares. The purpose of the AMP Rights Offer is to fund the cash redemption of the RPS after the Demerger becomes Effective. The Demerger is conditional on the underwriting agreement with the AMP Rights Offer Underwriters not being terminated in accordance with its terms before the date the Court hearing for approval of the Scheme starts (see section 3.2.1). The AMP Rights Offer will not be required if the Demerger does not proceed.

The proceeds expected to be raised from the AMP Rights Offer will be approximately $1.2 billion. The AMP Rights Offer has been fully underwritten by the AMP Rights Offer Underwriters. AMP Shareholders who are not eligible to participate in the AMP Rights Offer or who do not take up their rights, will receive a Cash Payment (see section 3.4.2).

The new AMP Shares will be issued after the Effective Date of the Demerger. The new AMP Shares issued under the AMP Rights Offer will not carry an entitlement to receive HHG Shares pursuant to the Demerger or to the interim dividend declared by AMP on 20 August 2003.

The AMP Rights Offer is further explained in section 3.4.2 and the full terms are set out in the AMP Rights Offer Prospectus that will be sent to AMP Shareholders who are registered on the AMP Register on the AMP Rights Offer Record Date.

1.7 Why will AMP be holding approximately 15% of HHG immediately after the Demerger?

Immediately after the Demerger, AMP will hold approximately 15% of the issued capital of HHG. This will be an asset of AMP and compensate AMP, in part, for the capital it is providing to HHG as a result of the Demerger (see section 3.1). Certain restrictions may apply to AMP's ability to sell this shareholding up to March 2005 (see section 10.6.7). In some circumstances AMP may be required to subscribe for Convertible Loan Notes in HHG. If this is required, AMP's shareholding in HHG may exceed 15% (see section 3.4.3).

1.8 Other considerations

1.8.1 What will happen to the Income Securities?

The Income Securities will remain outstanding as securities of AMP and their terms will not change as a result of the Demerger. Further information regarding the Income Securities can be found in section 3.4.4.

1.8.2 Will the Demerger affect any AMP Group products I own?

The Demerger itself will not lead to any changes to AMP and HHG products. However, after the Demerger, changes may occur from time to time to AMP and HHG products. Any such changes would result from the implementation of strategies designed to deliver value to the shareholders and customers of AMP and HHG. An outline of these plans is set out in section 4 for AMP and section 6 for HHG.

1.8.3 What are the tax implications?

The Demerger has taxation implications for AMP Shareholders. You should consider these tax implications when you are deciding how to vote in relation to the Proposal to Demerge. Unlike other recent demergers in Australia, Australian capital gains tax rollover relief will not be available for AMP Shareholders, as one of the relevant conditions for rollover relief is not satisfied.

The taxation implications of the Proposal to Demerge are complex and depend on the laws of the country in which you are a tax resident. A guide to the general tax implications of the Demerger is set out in section 8. The guide is expressed in general terms and does not take into account your particular circumstances. The AMP Rights Offer will also have taxation implications for AMP Shareholders which are separately set out in the AMP Rights Offer Prospectus. You should seek professional advice as to the tax implications of the Demerger for you.

1.9 Has the Proposal to Demerge been independently reviewed?

The Proposal to Demerge has been reviewed by an independent expert, Rothschild, which has concluded that the Demerger is in the best interests of AMP Shareholders on the basis that no offer to acquire the United Kingdom businesses has been made on preferable terms. Rothschild has also concluded that the Capital Adjustment is fair and reasonable to AMP Shareholders as a whole and will not materially prejudice AMP's ability to pay its creditors. The Independent Expert's full report is set out in section 12.

1.10 What do your Directors recommend?

The Directors believe that the Demerger is in the best interests of AMP Shareholders and that the Capital Adjustment is fair and reasonable to AMP Shareholders as a whole and will not materially prejudice AMP's ability to pay its creditors.

The Directors recommend you vote "for" each of the resolutions to be considered at the General Meeting and the Scheme Meeting.

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Section 2

Benefits, disadvantages and risks

2 Benefits, disadvantages and risks

2.1 What are the benefits of the Proposal to Demerge?

The Directors believe that the key benefit of the Proposal to Demerge is that it will help unlock the underlying value of AMP and HHG. They believe this value is more likely to be fully reflected in the share prices of the two companies than in the share price of AMP under the current structure.

They believe the Proposal to Demerge will:

2.1.1 Create separate, regional businesses in Australasia and the United Kingdom, each primarily focused on its home market

If the Demerger proceeds, the Australasian and United Kingdom businesses will be separated and be able to pursue independent strategies, consistent with their respective strengths and capabilities.

The Directors believe that:

- AMP's assets and brands in the Australasian and United Kingdom businesses will be more valuable separated. The Demerger will break the cycle where business issues in one market have a negative impact on the business in the other market. For example, creating a locally based and run United Kingdom business in HHG should eliminate any uncertainties United Kingdom customers and investors have about AMP's ongoing commitment to its businesses there. Similarly, a locally based and run Australasian business will benefit from being separated from the United Kingdom life insurance and pension market;
- the Australasian and United Kingdom businesses will benefit from having local, independent management and board with a dedicated, primary focus on their own markets. This will enable them to concentrate on developing and strengthening each business and to respond more quickly and effectively to strategic challenges, opportunities and market changes;
- the advantages of managing the Australasian and United Kingdom businesses together in one group are now limited and declining, as markets and regulation in these regions are developing in different ways; and
- greater business benefits exist between the business units in each regional market than internationally.

Information about the proposed strategies to be adopted by the two separate companies, AMP and HHG, are set out in sections 4 and 6.

2.1.2 Simplify AMP's corporate structure, improving transparency and increasing investor understanding and confidence

The AMP Group currently has a complex corporate structure, built up over many years to accommodate a range of different businesses operating in different markets and under different regulatory regimes. The Demerger will create the opportunity for simpler and more transparent corporate structures.

As a result the Directors expect that the annual corporate office costs for AMP and HHG after the Demerger will not be significantly different to the annual corporate office costs which would be incurred if the Demerger did not proceed. This is because the savings expected from the simpler structures will offset the additional costs associated with operating two separately listed companies.

The Directors believe that the simpler structures should help AMP Shareholders, other potential investors and the broader financial community to better understand and evaluate the financial performance, operations, strategies and potential of each company.

The Directors believe that this improved corporate simplicity and transparency, and enhanced investor understanding, will make each of AMP and HHG a more attractive investment proposition to financial communities in Australasia and the United Kingdom than the current single group structure is now.

2.1.3 Broaden the investor base by attracting new shareholders

The Directors believe that there are a number of potential investors who are interested in investing in either the Australasian or the United Kingdom businesses, but not both. AMP has been under represented with institutional investors, particularly in Australia. In addition, the potential listing of HHG on the LSE

(if it proceeds) should over time create new demand from United Kingdom and European investors.

These investors will be able to buy AMP Shares or HHG Shares, or both, which should broaden the investor base in each company.

2.1.4 Improve operational flexibility and ability to benefit from industry consolidation

The Directors believe that there is potential for regional industry consolidation in the wealth and investment management sectors, both in Australia and the United Kingdom.

Establishing AMP and HHG as two independent companies should improve their respective abilities to take advantage of consolidation opportunities in their markets as they arise.

Both companies will have flexibility to offer their own shares for potential merger or acquisition opportunities and to independently access capital markets.

2.1.5 Provide existing AMP Shareholders with greater choice about their AMP and HHG investments

The Demerger will give existing AMP Shareholders greater choice and flexibility about their investments in AMP and HHG. For the first time, AMP Shareholders will be able to choose whether to continue to invest in AMP or HHG, or both.

2.1.6 Enable each company to adopt a separate capital structure, making them easier to value

As independently listed companies, AMP and HHG will have separate and direct access to the equity capital markets and independent market valuations. This means it will be simpler and easier to value each company than is currently possible under the single group structure.

2.1.7 Improve each company's ability to reward employees in line with individual business performance and shareholder interests

As separate companies, AMP and HHG will be able to implement restructured employee remuneration plans that are more closely tied to the performance of the relevant businesses and, ultimately, shareholders' interests.

2.2 What are the disadvantages of the Proposal to Demerge?

The Directors believe that the main disadvantages of the Proposal to Demerge are as follows:

2.2.1 Cost

Preparing and implementing the Proposal to Demerge will involve costs estimated at approximately $214 million before tax ($193 million after tax), including:

- costs of establishing HHG and AMP as independent entities. These costs are expected to total $46 million, including costs in relation to information systems and technology, retrenchments and separation of the HHG business;
- shareholder and policyholder communication costs, including the cost of advertising and rebranding of $35 million;
- financial advisory, legal, accounting and other advisory and experts' fees and costs in respect of the Demerger of $67 million;
- financial advisory, legal, accounting and other advisory and experts' fees and costs in respect of the LSE listing as part of the Demerger of $32 million;
- the cost of printing and distributing this document of $14 million; and
- other costs, including costs relating to the Convertible Loan Notes, insurance and project costs of $20 million.

Approximately 86% ($183 million before tax: $162 million after tax) of these costs will be borne by AMP and the remainder by HHG.

The Directors expect that at the time of the Meetings, approximately 50% of these costs ($106 million before tax) will have been either incurred, or committed to be incurred, even if the Demerger does not proceed.

In addition to these Demerger costs, an estimated $57 million before tax ($49 million after tax) in business restructuring costs are expected to be incurred in the six months to 31 December 2003. These restructuring costs include payments for void space, Restructure and Employee Retention Arrangements and directors' and officers' run-off insurance.

The above costs do not include costs in connection with the AMP Rights Offer which are estimated to be $18 million before tax.

2.2.2 Need to change AMP's capital structure

If the Demerger proceeds, AMP's regulatory capital requirements will significantly reduce as it will no longer own HHG. As a result, AMP's existing capital structure will need to be changed to better meet its ongoing regulatory requirements. In addition, the Demerger will cause a number of AMP's existing capital instruments to lose some or all of their eligibility as regulatory capital under APRA's prudential guidelines. For example, part of the RPS will lose Tier 1 regulatory capital status and some subordinated debt will not be allowable as Tier 2 capital. In these circumstances, the Directors intend to arrange for the RPS to be redeemed in accordance with their terms, funded by the AMP Rights Offer. AMP also intends to apply approximately $600 million from the 1 May 2003 capital raising towards restructuring some of its outstanding senior and subordinated debt prior to 31 December 2003 subject to achieving satisfactory pricing and maintaining appropriate levels of liquidity.

2.2.3 Acceleration of the repayment of intercompany loans

AMP has historically had a number of intercompany loans between entities within the AMP Group and entities within the HHG Group. Approximately $400 million of these internal loans were repaid in June 2003. As at 30 June 2003, the aggregate amount of outstanding internal loans between AMP Group entities and HHG Group entities was $253 million. If the Demerger proceeds, it is intended that this balance will be repaid.

While these loans would have been repaid at a future time in the absence of the Demerger, the implementation of the Demerger will accelerate these events. These outstanding loans will be repaid from the proceeds of AMP's equity raising in May 2003.

2.2.4 Potential taxation implications for AMP Shareholders who are resident in Australia for tax purposes

As the Proposal to Demerge does not qualify for capital gains tax rollover relief, some AMP Shareholders who are resident in Australia for tax purposes may be liable for capital gains tax on the cancellation of their AMP Shares. However, this should only affect those Australian resident AMP Shareholders that hold AMP Shares with a cost base which is less than the volume weighted average price of AMP Shares on ASX for 10 business days prior to the date of the Meetings. For example, for those AMP Shareholders which were issued AMP Shares in the demutualisation of AMP Society, a capital gain would not arise unless the volume weighted average price of AMP Shares described above exceeds the cost base of $10.43 (which was the cost base attributed to the AMP Shares issued to most AMP Shareholders in the demutualisation).

Further details of the taxation implications for AMP Shareholders in Australia are set out in section 8.2.

2.2.5 Dilution to shareholders who do not participate in the AMP Rights Offer

If the Demerger is implemented, AMP intends to undertake the AMP Rights Offer to fund the redemption of the RPS. The AMP Rights Offer is fully underwritten. Any new AMP Shares not taken up by AMP Shareholders entitled to them under the AMP Rights Offer will be subscribed for by investors in an institutional bookbuild or by the AMP Rights Offer Underwriters. The ownership interests in AMP of any AMP Shareholder who is not entitled, or who does not take up their entitlement, to participate in the AMP Rights Offer will be diluted by the issue of new AMP Shares under the AMP Rights Offer. AMP

Shareholders who are not entitled to participate in the AMP Rights Offer or who do not take up their rights will receive a Cash Payment.

Further details of the AMP Rights Offer and the Cash Payment are set out in section 3.4.2.

2.2.6 Reduction of potential diversification benefits

As a result of the Demerger, both AMP and HHG will be smaller and more geographically concentrated than AMP is under the current single group structure. This will reduce potential diversification benefits at the demerged company level. This means that AMP and HHG after the Demerger may be more vulnerable than AMP is before the Demerger to any adverse development affecting AMP or HHG individually. However, AMP Shareholders can continue to benefit from diversification by retaining shareholdings in both AMP and HHG.

2.2.7 Loss on Demerger

In its consolidated financial statements at 31 December 2003, AMP will recognise a loss on Demerger. The loss amounts to $2,467 million based on a Directors' valuation of HHG of £1,300 million (equal to $3,200 million at 0.4064 £/$ exchange rate). The loss to be ultimately reflected in AMP's consolidated financial statements will be adjusted based on the price of HHG Shares after the Demerger. This loss causes AMP to show consolidated accumulated losses and consequently AMP will require APRA approval to pay future dividends while the consolidated losses remain (see section 2.3.4). The loss on Demerger is separate and distinct from the asset writedowns and additional provisions amounting to $2,268 million recognised in AMP's consolidated financial report for the half year ended 30 June 2003. Further details of the loss on Demerger are set out in section 5.4.1.

2.3 What are the risks of the Proposal to Demerge?

The risks identified in section 2.3 are specific to the Demerger. That is, they are separate from the business risks associated with AMP and HHG which exist now and will continue after the Demerger. Those business specific risks are separately covered in section 4 for AMP and in section 6 for HHG.

The Directors believe that the risks of the Proposal to Demerge are as follows:

2.3.1 Lower combined market value of AMP and HHG than AMP's market value prior to Demerger

There is a risk that the combined market value of AMP Shares and HHG Shares after the Demerger will be lower than the market value of AMP Shares before the Demerger, particularly for the period shortly after the Demerger takes effect.

The market price of AMP Shares and HHG Shares after the Demerger cannot be predicted with certainty. Share prices are impacted by a range of factors, including economic and investment market conditions, trading and operating conditions and changes in monetary, regulatory and taxation regimes.

The Directors believe that, in addition to these general factors, the market price of AMP Shares and HHG Shares may be influenced by:

- AMP Shareholders and HHG Shareholders seeking to rebalance their investment portfolio by adjusting their shareholdings in AMP and HHG;
- investor expectations in relation to earnings, dividends and growth prospects;
- the risk factors for AMP and HHG set out in sections 4.8 and 6.8;
- the lack of an established trading market for HHG Shares. There will be no public trading market in HHG Shares until after the Demerger takes effect and HHG Shares are quoted on ASX and, if the LSE listing proceeds, on the LSE. There can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained;
- whether the LSE listing proceeds as part of the Demerger (which may affect demand for HHG Shares) – see also section 2.3.5;

- potential circumstances relating to the CLNs such as the CLNs not being refinanced and/or the CLNs being put to AMP (see section 3.4.3);
- the prospect of a future equity raising by HHG (see section 3.4.3);
- the market's expectation of a future sale by AMP of its shareholding of approximately 15% of the issued capital of HHG; and
- the AMP Rights Offer.

2.3.2 Increased exchange rate risk

For HHG Shareholders who are based outside the United Kingdom, the price of HHG Shares and any dividends will be affected (either favourably or unfavourably, depending on the fluctuation) by changes in the exchange rates of Pounds Sterling against their home currency.

2.3.3 Inability to eliminate fully the risks between AMP and HHG

The Proposal to Demerge seeks to achieve economic and legal separation of AMP and HHG. However, there is a risk that shareholders in either AMP or HHG might be impacted by future events which affect the other company. While the Demerger substantially reduces the risks between the two companies, it may not fully eliminate them. These risks may arise due to AMP's shareholding of approximately 15% of the issued capital of HHG, the Convertible Loan Notes (described in section 3.4.3), the ongoing contractual relationships between the businesses, such as asset management of selected AMP international funds by HHG, and potential claims and disputes that may emerge after the Demerger.

2.3.4 APRA approval required for dividends paid by AMP while showing consolidated accumulated losses

As discussed in section 5.6, the Demerger results in the AMP Group showing consolidated accumulated losses (after including the capital loss reserve which arises on the Demerger). Accordingly, AMP will be required under APRA's prudential standards to seek approval to pay any future dividends while consolidated accumulated losses remain.

2.3.5 No LSE listing of HHG as part of the Demerger

The Demerger is not conditional on the LSE listing proceeding, although if the LSE listing does not proceed as part of the Demerger, HHG intends to pursue a LSE listing as soon as practicable.

If the LSE listing does not proceed, the market price of HHG Shares may be adversely affected through a reduction in demand for HHG Shares.

2.3.6 Potential dilution of HHG Shareholders

HHG has received a conditional commitment from UBS AG to subscribe for up to £100 million of Convertible Loan Notes ("CLNs"). Summary details of these arrangements are set out in sections 3.4.3 and 10.32.10. Under the arrangements, any CLNs not redeemed from any equity raising within certain timeframes may be converted into HHG Shares and will in any event be converted to HHG Shares immediately prior to the anniversary of their issue if they have not been redeemed before that time (in the latter case at a 30% discount to average market price). Either or both of any equity raising and conversion may result in the dilution of the ownership interests of existing HHG Shareholders.

2.4 Independent Expert's view

You should also refer to the Independent Expert's report in section 12 where the Independent Expert sets out its view of the benefits, disadvantages and risks of the Proposal to Demerge. See specifically section 6 of the Independent Expert's summary letter and section 9 of the Independent Expert's report.

Section 3

Details of the Proposal to Demerge

3 Details of the Proposal to Demerge

3.1 AMP Group structure

The structure of the AMP Group before the Demerger is as follows:



Shareholders
AMP Limited
AMP Financial Investment Group Holdings Limited
AMP Group Holdings Limited
AMP Bank Limited
AMP Holdings Limited
Services and funding operations for Aust/NZ
Aust and NZ investment operations to be called AMP Capital Investors
AMP Financial Services Holdings Limited
AMP General Insurance Holdings Limited
AMP Life Limited
HHG PLC (formerly AMP (UK) PLC)
AMP Life Limited Statutory Funds
Other Australian Financial Services operating subsidiaries
Run-off portfolio and management businesses
Pearl Assurance plc
London Life Holdings Limited
AMP (UK) Finance Services plc (UK funding assumed by AMP)
NPI Limited
AMP Invest plc
National Provident Life Limited
AMP (UK) Services Limited (UK Service operations)
Henderson Global Investors (Holdings) plc (UK investment operations)
AMP Virgin Holdings Limited
Towry Law plc
AMP entities after the Demerger
HHG entities after the Demerger

The diagrams set out above and adjacent are simplified diagrams designed to show the structure of the major operating entities or operating groups of each of the AMP Group and the HHG Group. Not all of the entities in each group are shown. Certain minority interests which are held within the relevant group have not been shown.

The structure of AMP and HHG after the Demerger will be as follows:


Shareholders
AMP Limited
AMP Financial Investment Group Holdings Limited
AMP Group Holdings Limited
AMP Bank Limited
AMP Holdings Limited
Services and funding operations for Aust/NZ
AMP (UK) Finance Services plc (UK funding assumed by AMP)
Aust and NZ investment operations to be called AMP Capital Investors
AMP Financial Services Holdings Limited
AMP General Insurance Holdings Limited
AMP Life Limited
AMP Life Limited Statutory Funds
Other Australian Financial Services operating subsidiaries
Run-off portfolio and management businesses
Shareholders
HHG PLC
Note 2
AMP (UK) Services Limited (UK Service operations)
AMP Invest plc
Note 3
Pearl Assurance plc
London Life Holdings Limited
NPI Limited
AMP Virgin Holdings Limited
Towry Law plc
Henderson Global Investors (Holdings) plc (UK investment operations)
National Provident Life Limited
AMP entities after the Demerger
HHG entities after the Demerger

Notes:

1. If the Demerger is implemented, the "Henderson" name will be removed from the entities in the AMP Group and the "AMP" name will be removed from the entities in the HHG Group.
2. Following the Demerger it is expected that HHG PLC will own a controlling interest (between 50% and 60%) in AMP Invest plc, and the balance will be held by Pearl shareholders' fund.
3. Pearl's investment in AMP Invest plc is held by Pearl shareholders' fund. Regulatory restrictions may apply in relation to the distribution of profits from the shareholders' fund – see section 6.8.1.

In order to give effect to the Demerger and the necessary internal restructure of AMP and HHG:

- AMP will undertake the Capital Adjustment and Scheme which are described in sections 3.2 and 3.3; and
- the AMP Group will undertake an internal restructure, which is summarised in sections 10.4 and 10.24.

As part of the internal restructure, AMP Group will assume or repay approximately £1,041 million of corporate external debt (which includes £75 million of costs related to the termination of the cross currency swap associated with the RPS, which will be settled in cash prior to the Demerger) currently held or issued by AMP's United Kingdom companies.

AMP Financial Services Holdings Limited, an indirect wholly owned subsidiary of AMP, will subscribe approximately £157 million for further shares in HHG to, in part, recapitalise AMP (UK) Services Limited (as described in the 30 June 2003 Investor Report) and further capital of approximately £34 million for the issue of HHG Shares.

AMP will make two further subscriptions for HHG Shares totalling £116 million to give effect to the restructuring. However, HHG will make payments back to AMP totalling £116 million, resulting in no change to AMP's overall cash resources position (see section 10.4).

AMP will retain a shareholding of approximately 15% in HHG to compensate AMP, in part, for the capital it is providing to HHG. Certain restrictions will apply to AMP's ability to sell this shareholding (see section 10.6.7).

Various guarantees and other financial support that AMP Group has provided to the HHG Group will be released (see section 10.6.1).

HHG is expected to acquire a controlling (between 50% and 60%) interest in AMP Invest plc (the parent company of Henderson). This will enable HHG to acquire majority ownership and voting control of AMP Invest plc and enable HHG's share of dividends from AMP Invest plc to be distributed to HHG.

The Proposal to Demerge and the internal restructure will result in the AMP Group and the HHG Group after the Demerger being structured as set out in the diagrams above and owning the entities and businesses described in sections 4 and 6 respectively. The financial positions of the AMP Group and the HHG Group after the Demerger (but before the internal restructure of the HHG Group as outlined in note 2 of the diagrams above) are set out in sections 5.3.1 and 7.3.1 respectively.

3.2 Elements of Proposal to Demerge

3.2.1 Conditions

The Proposal to Demerge has two key elements: the Capital Adjustment and the Scheme.

The Scheme will become binding on AMP and AMP Shareholders only if the following conditions are satisfied or, in the case of (e) and (g), waived by AMP:

(a) AMP Shareholder approvals

AMP Shareholders pass the Capital Adjustment Resolution at the General Meeting and the Demerger Resolution at the Scheme Meeting by the majorities set out in sections 3.3.1 and 3.3.2;

(b) Court approval

The Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act and AMP lodges the order of the Court with ASIC. The date on which these occur is the Effective Date unless another date is determined by the AMP Board;

(c) ASX approval and quotation

ASX approves the admission of HHG to the official list of ASX and grants permission for official quotation of the HHG CDIs on the stock market conducted by ASX, subject only to the Scheme

becoming Effective and such other conditions as may be acceptable to AMP. The Scheme is not conditional on the listing of HHG by the UK Listing Authority on the LSE;

(d) Directors' recommendation

Between the date of this document and the Scheme Meeting, a majority of the Directors recommend (and do not change or withdraw their recommendation) that AMP Shareholders vote in favour of the Scheme;

(e) regulatory approvals

All approvals, consents, waivers and other acts as are necessary or, in the reasonable opinion of AMP, desirable, to implement the Demerger being obtained either unconditionally or on conditions reasonably satisfactory to the AMP Board from relevant regulatory authorities on or before 9.00am on the date on which the Court hears the application to approve the Scheme;

(f) HHG Capital Reduction approval

The High Court of Justice of England and Wales sanctioning the HHG Capital Reduction. The HHG Capital Reduction is part of the internal funding arrangements necessary to effect the capital cancellation. The HHG Capital Reduction will not have an adverse effect on AMP Shareholders; and

(g) AMP Rights Offer remains underwritten

The underwriting agreement between AMP and the AMP Rights Offer Underwriters is not terminated in accordance with its terms before the date the Court hearing for approval of the Scheme starts. This date is expected to be 11 December 2003. Further details of the terms of the underwriting agreement are in section 10.6.6.

If the Demerger Date does not occur by 31 January 2004 (or such later date as the Board determines), the Scheme will lapse and the Demerger will not be implemented.

3.2.2 Capital Adjustment

The Capital Adjustment involves two steps:

- first, the cancellation of a number of the AMP Shares held by each AMP Shareholder on the Record Date. The number to be cancelled is calculated in accordance with the formula set out in the Scheme (see section 11); and
- second, a share split of the number of AMP Shares held by each AMP Shareholder immediately following the cancellation so that each AMP Shareholder will hold the same number of AMP Shares that they held before the cancellation.

The Capital Adjustment results in each AMP Shareholder holding the same number of shares in each of AMP and HHG after the Demerger as the number of AMP Shares they held before the Demerger.

Under the Scheme, each AMP Shareholder will receive one HHG Share for each AMP Share which they hold on the Record Date.

No AMP Shareholder will be required to pay any cash amount in relation to the issue of their HHG Shares. However, if an AMP Shareholder elects to participate in the AMP Rights Offer, cash will be payable for any new AMP Shares applied for.

Ineligible Overseas Shareholders will receive cash instead of HHG Shares. This is currently expected to affect approximately 0.1% of the AMP Shares on issue (see section 3.4.8).

The precise proportion of AMP Shares to be cancelled will be determined on the Demerger Date and is derived from the following formula:

Aggregate Cancellation Amount ÷ VWAP ÷ TSS = proportion of total AMP Shares to be cancelled

where

Aggregate Cancellation Amount is the Australian dollar equivalent of £1,105 million calculated by AMP by reference to the exchange rate on the Demerger Date

VWAP is the volume weighted average price of AMP Shares sold on ASX for the 10 business days prior to the date of the Meetings

TSS is the total number of AMP Shares on issue on the Record Date

For example, assuming the Aggregate Cancellation Amount is $2,763 million (£1,105 million converted at 0.40), the VWAP described above is between $6.00 and $7.00 and the total number of AMP Shares on issue is 1,520 million, then the proportion of AMP Shares to be cancelled will be between 26% and 30%.

Under the Corporations Act, the Capital Adjustment may proceed only if it is approved as an ordinary resolution at the General Meeting. The Capital Adjustment is conditional on AMP Shareholders approving the Scheme (by approving the Demerger Resolution) and on the Demerger being implemented. This means that AMP will not undertake the Capital Adjustment unless the Scheme is approved by AMP Shareholders and becomes Effective.

Under the Scheme, each AMP Shareholder will be required to apply their Cancellation Entitlement (arising from the capital cancellation which is part of the Capital Adjustment) to subscribe for HHG Shares.

3.2.3 Timing of the Scheme of Arrangement

An indicative timetable setting out the important dates for the Demerger is listed in the front of this document. Timing of the events referred to below could change for a number of reasons, including delay in obtaining AMP Shareholder or Court approval.

3.2.4 Implementation steps for the Scheme of Arrangement

If AMP Shareholders approve the Capital Adjustment Resolution and the Demerger Resolution and all other conditions of the Scheme are satisfied or, if applicable waived, the following steps will be undertaken:

(a) Court approval

- The Court will be asked to approve the Scheme under section 411(4)(b) of the Corporations Act at a hearing to be held shortly after the Scheme Meeting. AMP expects that this hearing will start on or about 11 December 2003.
- If the Court approves the Scheme, the Effective Date of the Scheme will be the date on which the Court order approving the Scheme takes effect (which is when a copy of that Court order is lodged with ASIC) unless another date is determined by the AMP Board;

(b) Capital Adjustment and issue

- On the Record Date (expected to be four business days after the Effective Date), the AMP Register will be examined to determine who is entitled to participate in the Scheme (see section 3.2.5).
- On the Demerger Date (expected to be four business days after the Record Date), AMP will undertake the Capital Adjustment.
- On the Demerger Date, HHG will issue to each AMP Shareholder or the Depositary Nominee (on behalf of AMP Shareholders who do not have a Registered Address in the United Kingdom, Ireland, France or the Channel Islands) or, in the case of AMP Shareholders who are Ineligible Overseas Shareholders, to the Sale Agent, the number of HHG Shares to which that AMP Shareholder is entitled under the Scheme. HHG will also enter the names of each HHG Shareholder,

the Depositary Nominee or the Sale Agent (as required) on the HHG Register.

Share certificates or holding statements are expected to be issued to HHG Shareholders within eight days of the HHG Shares being issued and the share certificates or holding statements will be sent to each HHG Shareholder at the address shown on the AMP Register;

(c) listing and trading

- AMP will notify ASX and NZSX when the Court approves the Scheme.
- AMP Shares will trade on ASX and NZSX with an entitlement to HHG Shares up until the Effective Date. In other words, purchasers of AMP Shares on or before the Effective Date will be entitled to receive HHG Shares under the Scheme, provided they remain on the AMP Register on the Record Date. On the first business day that AMP Shares trade on ASX and NZSX after the Effective Date, they will trade without an entitlement to HHG Shares. This is expected to be 18 December 2003.
- On the first business day on which AMP Shares trade after the Effective Date, it is also expected that HHG will be listed on ASX and HHG Shares will commence trading on ASX. This is expected to be 18 December 2003. Trading of HHG Shares on ASX will be on a deferred settlement basis until the mailing of holding statements for HHG Shares is completed. Normal trading of HHG Shares is expected to commence on 2 January 2004.
- Assuming the proposal to list HHG on the LSE proceeds as part of the Demerger, it is expected that HHG will be listed on the LSE and HHG Shares will commence trading on the LSE on 23 December 2003 on a normal T+3 settlement basis. If the proposal to list HHG on the LSE does not proceed as part of the Demerger, HHG will only be listed on ASX. In these circumstances HHG would still intend to list on the LSE as soon as practicable;

(d) Scheme

The Scheme is set out in full in section 11.

3.2.5 Regulatory approvals

Each of APRA and the FSA has given AMP in-principle approval to the implementation of the Demerger. Details of the terms and conditions attaching to those approvals are set out in sections 10.7 and 10.37.3 respectively.

3.2.6 Determination of entitlements under the Scheme

For the purpose of determining which AMP Shareholders are eligible to participate in the Capital Adjustment and to receive HHG Shares under the Scheme, dealings in AMP Shares will be recognised only:

- in the case of dealings of the type to be effected using CHESS or the Fully Automated Trading and Electronic Registration System of the NZSX, if the transferee is registered in the AMP Register as the holder of the relevant AMP Shares by the Record Date; and
- in all other cases, if the AMP Securities Registry receives registrable transfer or transmission applications in respect of those dealings on or before the Record Date.

For the purposes of determining entitlements under the Scheme, AMP will not accept for registration, or recognise, any transfer or transmission application in respect of AMP Shares received after the Record Date.

3.3 Demerger procedure

3.3.1 General Meeting

The General Meeting will be held on Tuesday 9 December 2003 at the Hordern Pavilion, Fox Studios Australia, Lang Road, Moore Park, Sydney NSW commencing at 9.00am. The notice convening the General Meeting is in section 16.

At the General Meeting, AMP Shareholders will be asked to consider and, if thought fit, to pass the Capital Adjustment Resolution as an ordinary resolution. To be passed, the Capital Adjustment Resolution must be approved by a majority of at least 50% of the votes cast on the resolution.

At the General Meeting, AMP Shareholders will also be asked to consider and, if thought fit, pass the RPS Preference Share Cancellation Resolution as a special resolution. To be passed, the RPS Preference Share Cancellation Resolution must be approved by at least 75% of the votes cast by shareholders entitled to vote on the resolution. The Demerger and the RPS redemption are not conditional on the passing of the RPS Preference Share Cancellation Resolution. This is discussed further in section 3.4.1.

3.3.2 Scheme Meeting

In accordance with an order of the Court dated 16 October 2003, AMP Shareholders will be asked to approve the Demerger Resolution at the Scheme Meeting to be held on Tuesday 9 December 2003 at the Hordern Pavilion, Fox Studios Australia, Lang Road, Moore Park, Sydney NSW commencing at 9.30am or as soon after that time as the General Meeting finishes. The notice convening the Scheme Meeting is in section 16.

For the Demerger to proceed, the Demerger Resolution must be passed by a majority in number of AMP Shareholders voting (either in person or by proxy) at the Scheme Meeting and by at least 75% of the votes cast on the Demerger Resolution.

3.4 Capital and other elements of the Demerger

If the Demerger is approved, the capital structure of AMP and HHG will be restructured as separately listed companies. Further details relating to the capital structures of AMP and HHG are outlined in sections 5 and 7 respectively.

If for any reason the Directors determine that the RPS redemption, the AMP Rights Offer or the restructure of debt (as described in section 3.4.7) would not be in the best interests of AMP Shareholders, the Directors reserve the right to alter the timing, nature and/or magnitude of the RPS redemption, the AMP Rights Offer or the restructure of debt.

3.4.1 Reset Preferred Securities

AMP proposes that all of the 11.5 million outstanding RPS will be redeemed for cash using the proceeds of the AMP Rights Offer. If the Demerger does not become Effective, AMP expects that the RPS will remain outstanding on the current terms of issue and the AMP Rights Offer will not proceed.

In accordance with the terms of issue of the RPS, subject to APRA's consent, the Directors may cause the redemption of the RPS to occur.

AMP has been advised by APRA that if the Demerger becomes Effective, AMP will not be entitled to treat all of the RPS as Tier 1 regulatory capital under applicable APRA guidelines. On this basis, in accordance with the RPS terms, the Directors have determined that if the Demerger becomes Effective, they will cause the redemption of the RPS for cash to occur. APRA has advised AMP that it will consent to such action being taken, conditional upon the cash proceeds to be raised from the AMP Rights Offer being sufficient to fund that redemption and in the absence of a material change in circumstances.

The Directors also considered causing the RPS to be converted to AMP Shares or exchanged for RPS Preference Shares in accordance with the RPS terms, recommending the restructure of the RPS with majority holder approval or leaving them outstanding. The Directors have determined that, of these alternatives, redemption for cash is in the best interests of AMP as they consider:

- that it is not feasible to leave the RPS outstanding or exchange the RPS for RPS Preference Shares because of the loss of Tier 1 regulatory capital status by the RPS and the RPS Preference Shares. In addition, if the RPS remain outstanding, payments made by the AMP Group to fund distributions on the RPS after the Demerger will not be tax deductible while, if the RPS are exchanged for RPS Preference Shares, franked dividends must be paid on the RPS Preference Shares to the extent franking

credits are available, which would reduce the franking credits otherwise available to AMP Shareholders;

- that conversion of the RPS to AMP Shares is not appropriate because of the uncertainty that the pricing mechanism for any conversion would cause to the price of AMP Shares; and
- that a restructuring of the RPS is not appropriate having regard to the complications that this would cause to the implementation of the Demerger.

The RPS terms provide that the RPS must be redeemed on the date specified in the notice given to the RPS holders. The redemption date must be at least 12 business days after the date of the notice. AMP intends to give the notice of redemption following the receipt of the proceeds from the AMP Rights Offer. It is currently anticipated that redemption will occur shortly after that time.

The amount payable on the redemption of the RPS will be the face value of the RPS, being $100 per RPS. In addition, a distribution is payable for the period from (and including) 24 October 2003 to (but not including) the redemption date. The terms of the redemption and the payment of the distribution is subject to the restrictions and limitations set out in the RPS terms. In accordance with those terms and subject to APRA consent, the Directors believe that this distribution will be paid by the AMP RPS Trust on the redemption date.

The total amount to be paid for the redemption of all RPS and outstanding distributions is approximately $1.2 billion.

If the RPS are redeemed, AMP also proposes to cancel the RPS Preference Shares for nil consideration. The RPS Preference Shares are securities of AMP which were issued as part of the RPS structure. The RPS are exchangeable into RPS Preference Shares in certain circumstances. If the RPS are redeemed, there is no longer any reason for the RPS Preference Shares to remain outstanding.

Under the Corporations Act, the cancellation of the RPS Preference Shares may only proceed if the RPS Preference Share Cancellation Resolution is approved by:

- a special resolution of AMP Shareholders at the General Meeting; and
- AMP Henderson Global Investors Limited (in its capacity as responsible entity of the AMP RPS Trust), as sole holder of the RPS Preference Shares.

AMP Henderson Global Investors Limited (in its capacity as responsible entity of the AMP RPS Trust) has confirmed that, if the RPS are redeemed and the RPS Preference Share Cancellation Resolution is approved at the General Meeting, it will approve the cancellation of the RPS Preference Shares for nil consideration in accordance with the requirements of the Corporations Act.

The Independent Expert, Rothschild, has reviewed the proposal to cancel the RPS Preference Shares (as described above) and has concluded that it is fair and reasonable to AMP Shareholders as a whole. The Directors also believe that the proposal to cancel the RPS Preference Shares (as described above) is fair and reasonable to AMP Shareholders as a whole. As the proposal is to cancel the RPS Preference Shares for nil consideration, the cancellation will not affect AMP's ability to pay its creditors.

It is not necessary for the RPS Preference Share Cancellation Resolution to be approved in order for the Demerger to proceed. If the RPS Preference Share Cancellation Resolution is not approved and the redemption of the RPS proceeds, AMP will explore alternative avenues to achieve the same commercial outcome as if the RPS Preference Share Cancellation Resolution were approved.

3.4.2 AMP Rights Offer

AMP will undertake a rights offer of new AMP Shares as part of the Demerger. The purpose of the AMP Rights Offer is to fund the cash redemption of the RPS after the Demerger becomes Effective. The Demerger is conditional on the underwriting agreement with the AMP Rights Offer Underwriters not being terminated in accordance with its terms before the Court hearing for approval of the Scheme starts (see section 3.2.1).

The key terms of the AMP Rights Offer are:

- the AMP Rights Offer is conditional upon the Demerger becoming Effective;
- AMP Shareholders resident in Australia and New Zealand and certain other jurisdictions outside the United States will be invited to take up their rights to receive new AMP Shares by paying a fixed

amount of cash ("the Rights Amount"), being $0.77 (subject to adjustment as set out in the AMP Rights Offer Prospectus) per AMP Share held by them on the AMP Rights Offer Record Date;

- the price for the shares issued under the AMP Rights Offer will be set by reference to the price determined in an institutional bookbuild to be held on or around 16 to 17 December 2003 (the "Bookbuild Price");
- the number of new AMP Shares that subscribing AMP Shareholders receive will be calculated by dividing the total subscription amount paid by the AMP Shareholder by 90% of the Bookbuild Price rounded down to the nearest share (and subject to any reduction in size of the AMP Rights Offer);
- **AMP Shareholders eligible to participate in the AMP Rights Offer who do not take up all their rights and all AMP Shareholders who are not eligible to participate in the AMP Rights Offer will receive a Cash Payment of $0.082 per right not taken up (subject to any reduction in the size of the AMP Rights Offer); and**
- the investors participating in the institutional bookbuild and the AMP Rights Offer Underwriters will subscribe for new AMP Shares to be issued under the AMP Rights Offer in respect of rights which are not taken up by AMP Shareholders.

The full terms of the AMP Rights Offer are set out in the AMP Rights Offer Prospectus.

The proceeds to be raised from the AMP Rights Offer are expected to be approximately $1.2 billion. However, in certain circumstances the total size of the AMP Rights Offer can be reduced (in which case the references above to the offer proceeds will be taken to refer to the reduced amount and AMP Shareholders who pay to take up their rights will receive a proportional cash refund).

The key dates of the AMP Rights Offer are as follows:

AMP Rights Offer Record Date:	28 October 2003
Closing date for AMP Rights Offer:	9 December 2003
Institutional bookbuild to determine the Bookbuild Price:	16 to 17 December 2003
New AMP Shares issued:	23 December 2003
Deferred settlement trading of new AMP Shares commences:	23 December 2003

The new AMP Shares will be issued after the Effective Date of the Demerger. The new AMP Shares issued under the AMP Rights Offer will not carry an entitlement to receive HHG Shares pursuant to the Demerger or to receive the interim dividend declared on 20 August 2003. The AMP Rights Offer has been fully underwritten by the AMP Rights Offer Underwriters. Details of the underwriting agreement are set out in section 10.6.6.

As described in section 10.6.6, there are circumstances in which the AMP Rights Offer Underwriters can terminate their obligations to underwrite the AMP Rights Offer. In addition, AMP reserves the right to cancel the AMP Rights Offer prior to the determination of the Bookbuild Price. In the event that the AMP Rights Offer does not occur or the proceeds of the AMP Rights Offer are not available to AMP to fund the redemption of the RPS as anticipated, AMP will explore other alternatives to achieve the redemption of the RPS. If the RPS are not redeemed, APRA has reserved the right to instruct AMP to convert the RPS into AMP Shares (see section 10.7), which is not AMP's preferred approach for the reasons set out in section 3.4.1.

The AMP Rights Offer does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. In particular, the AMP Rights Offer will not be extended to residents or citizens of, or AMP Shareholders with addresses in, the United States or AMP Shareholders with addresses in the United Kingdom. For further details, see the AMP Rights Offer Prospectus.

3.4.3 HHG equity raising and Convertible Loan Notes

HHG intends to undertake an issue of new HHG Shares prior to 30 June 2004 to raise a net amount of at least £100 million to complete the recapitalisation of HHG. This may coincide with the listing of HHG on the LSE in December 2003 or occur in the first half of 2004.

UBS AG has entered into a conditional commitment with HHG and AMP to subscribe for up to £100 million of Convertible Loan Notes ("CLNs") in HHG. The CLNs will have a yield of 5.5% per annum and a maturity of 364 days. On Demerger, UBS AG will subscribe for £50 million of CLNs. If the proposed equity raising is completed prior to 30 June 2004 the £50 million plus accrued interest will be repaid and the CLNs cancelled.

HHG has a right to redeem some or all of the CLNs at face value plus accrued interest for cash at any time up to maturity.

If the proposed equity raising has not been completed by 30 June 2004, UBS AG will subscribe for the remaining £50 million of CLNs. Any CLNs still outstanding at 30 June 2004 (and in limited circumstances before then) can be converted without restriction at the lower of a 5% discount to the prevailing market price of HHG Shares or at a price which equals the average of the trading price of HHG Shares over its first 20 days of trading. If the CLNs have not been redeemed or converted by the end of the 364 day term, they will be converted into HHG Ordinary Shares at an approximate discount of 30% to the prevailing market price of HHG Shares over the 20 trading days prior to maturity.

The arrangements with UBS AG are subject to certain conditions and termination provisions – for example, if there is a material adverse change to HHG or certain regulatory clearances are not obtained. To cover this contingency, AMP will provide a standby commitment to subscribe for the CLNs or purchase any outstanding CLNs on issue from UBS AG at their face value plus accrued interest. In the event that AMP subscribes for or purchases CLNs, the restrictions on AMP's ability to sell its shareholding in HHG as set out in section 10.6.7 will cease to have effect. If AMP holds the CLNs to maturity it may elect to convert the CLNs into HHG Ordinary Shares or preference shares in HHG. The conversion of the CLNs into HHG Ordinary Shares by either UBS AG or AMP should not require any offer to be made to other HHG Shareholders.

If these arrangements are terminated and the standby is called it is possible that (subject to AMP's overall financial resources at the time, the outcome of asset sales being conducted by AMP and the state of domestic and international financial markets) APRA could require AMP to undertake an equity capital raising to finance this commitment in accordance with the approvals described in section 10.7. It is expected that such an equity capital raising would only be required in the event of a series of significantly different outcomes from those currently anticipated.

For further details of the terms of these arrangements see section 10.32.10.

3.4.4 Income Securities holders

It is not expected that there will be any changes to the terms and conditions of the Income Securities as a result of the Demerger. However, from 1 July 2004, new tax rules will apply to the Income Securities. Under these rules, in the absence of any action on the part of the AMP Group, interest expense on the Income Securities will not be tax deductible after that date. AMP is considering its options in relation to the Income Securities, including requesting Perpetual Trustee Company Limited (as trustee for the holders) to agree to amend the terms and conditions of the Income Securities so as to ensure the interest expense on the Income Securities remains tax deductible from 1 July 2004.

The terms of the Income Securities do not preclude the implementation of the Demerger nor does AMP consider that an event of default has occurred, or will occur, under those terms as a result of the announcement or implementation of the Demerger. If such an event of default were to occur (which AMP considers will not be the case) then, subject to the terms of the Income Securities, the trustee for the holders of the Income Securities (or, if the trustee takes no action, a holder in relation to that holder's Income Securities) may declare the outstanding principal amount of the Income Securities to be due and payable by AMP Group Finance Services Limited on a subordinated basis. In such circumstances, the terms of the Income Securities provide that accrued interest on the Income Securities will cease to be, and never become, due and payable. If such a declaration was valid, AMP would need to repay or refinance all or some of the

Income Securities and, if refinancing was required, may incur additional interest expense and costs than would be the case if the Income Securities remained outstanding.

3.4.5 Optionholders

AMP has a number of employee equity plans under which employees hold options to acquire AMP Shares and various other rights. The effect of the Demerger on the employee equity plans is described in section 9.

3.4.6 Creditors

In the opinion of the Directors, the implementation of the Demerger, in particular the cancellation pursuant to the Capital Adjustment, will not materially prejudice AMP's ability to pay its creditors. The report of the Independent Expert, Rothschild (see section 12), concludes that the capital cancellation (described in section 3.2.2) will not materially prejudice AMP's ability to pay its creditors.

3.4.7 Other debt securities

AMP currently intends to apply approximately $600 million of the funds raised in the 1 May 2003 capital raising towards the restructure of some of its currently outstanding senior and subordinated debt prior to 31 December 2003, subject to achieving satisfactory pricing and maintaining appropriate levels of liquidity. The timing and method of the restructure has not yet been finally determined.

No particular tranches of this debt have been targeted for restructure and it is expected that, in aggregate, the majority of this debt will remain outstanding following the Demerger. In relation to United Kingdom debt currently on issue, AMP may incur a liability to pay Australian interest withholding tax after the Demerger.

Any debt that remains outstanding after the Demerger will continue to have the same terms and conditions as prior to the Demerger and be guaranteed by AMP Group Holdings Limited. The terms of the debt do not preclude the implementation of the Demerger, nor does AMP consider that an event of default has occurred, or will occur, under those terms as a result of the announcement or implementation of the Demerger. If such an event of default were to occur (which AMP considers will not be the case) then, subject to the terms of the senior and subordinated debt, the outstanding principal amount of, and accrued interest on, each separate issue of senior or subordinated debt may be declared by the trustee for the holders of the relevant debt to be due and payable (on a subordinated basis where applicable) by AMP Group Finance Services Limited or AMP (UK) Finance Services plc (as the case may be). If any such declaration was valid, AMP would need to repay or refinance all or some of such debt and, if refinancing was required, may incur additional interest expense and costs than would be the case if such debt remained outstanding.

In addition, AMP will consider a further restructure of some of this debt in 2004 in the event of the successful completion of any asset sales.

If the Demerger does not proceed, AMP expects nonetheless to carry out some restructuring of its debt as described above.

3.4.8 Ineligible Overseas Shareholders

HHG is not obliged to issue HHG Shares to Ineligible Overseas Shareholders. An Ineligible Overseas Shareholder is any AMP Shareholder who on the Record Date:

- has a Registered Address which is outside Australia and its external territories; or
- is a citizen or a resident of a jurisdiction outside Australia,

unless AMP is satisfied that HHG is not prevented from lawfully issuing HHG Shares to them, either unconditionally or after compliance with conditions that AMP regards as acceptable.

At the date of this document, AMP is satisfied in accordance with the above that HHG is able to issue HHG Shares under the Scheme to AMP Shareholders who have Registered Addresses in Australia or who:

- have Registered Addresses in New Zealand, the United Kingdom, the United States, Hong Kong, Singapore, Taiwan, Canada (the provinces of Alberta, British Columbia and Ontario only), France,

Monaco, Ireland, Egypt, Papua New Guinea, the Channel Islands or the United Arab Emirates; or

- are known to AMP to be citizens or residents of the United States.

The HHG Shares that would otherwise have been issued to Ineligible Overseas Shareholders will instead be issued to the Sale Agent. The Sale Agent will sell those HHG Shares on behalf of each Ineligible Overseas Shareholder and arrange for the proceeds of the sale to be paid to that shareholder as soon as reasonably practicable after the Demerger Date.

The Sale Agent will arrange for the proceeds of sale to be paid to the Ineligible Overseas Shareholder by cheque. The cheque will be either in Australian dollars drawn on an Australian bank, Pounds Sterling drawn on a United Kingdom bank or in the currency of the country of the Ineligible Overseas Shareholder's Registered Address at the Record Date, at AMP's election. Any currency conversion will be made at the exchange rate between that currency and Australian currency at a date not more than 15 business days after the sale of the last of the Ineligible Overseas Shareholders' entitlements.

The sale price of the HHG Shares and the proceeds of sale that Ineligible Overseas Shareholders will receive cannot be guaranteed.

3.5 Other considerations

3.5.1 Additional information in the UK Listing Particulars

It is intended that HHG will be listed on the LSE in addition to ASX. HHG will not be listed on NZSX. The Demerger is not conditional on LSE listing occurring. If the LSE listing does not proceed as part of the Demerger, HHG would still intend to list on the LSE as soon as practicable.

If the proposal to list HHG on the LSE proceeds as part of the Demerger, HHG will be required to prepare and lodge with the UK Listing Authority a document known as "Listing Particulars". This document will provide information about HHG that is expected to be largely the same as the information about HHG set out in this document, although certain information may need to be updated for the purposes of the Listing Particulars. Any updates which are material will be disclosed in accordance with section 10.19. In addition, in the Listing Particulars, the financial information on HHG will be prepared in accordance with generally accepted accounting principles in the UK ("UKGAAP").

Section 7 contains the financial information for HHG prepared in accordance with generally accepted accounting principles in Australia ("AGAAP") and certain financial information for HHG prepared in accordance with UKGAAP. Section 7 contains a description of the differences between the financial information presented in accordance with AGAAP and the financial information presented in accordance with UKGAAP. This should assist you in comparing the financial information on HHG in section 7 with financial information HHG will prepare in the future, on a UKGAAP basis.

If the proposal to list HHG on the LSE proceeds as part of the Demerger, the Listing Particulars are expected to be published in mid to late November 2003. At the time of publication, a copy of the Listing Particulars will be given to ASX for release to the market. Subject to any legal or regulatory restrictions, a copy of the Listing Particulars will also be posted on AMP's website and mailed free of charge to any AMP Shareholder who requests a copy by calling the Information Line (for details see page 1).

If the listing of HHG does not proceed then HHG will not be subject to the regulatory regime applicable to companies admitted to the Official List of the UK Listing Authority and admitted to trading on the LSE. Further, HHG will not be required to include a statement in its annual report as to whether or not it has complied with the Code of Governance and Code of Best Practice issued by the Financial Reporting Council ("Combined Code").

The UK City Code on Takeovers and Mergers ("City Code") applies to offers for both listed and unlisted public companies which are resident in the United Kingdom. The City Code will therefore still apply to an offer for HHG in the event that the LSE listing of HHG does not proceed.

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Section 4

AMP after the Demerger

Section 4

4 AMP after the Demerger

4.1 Overview of AMP and industry

4.1.1 AMP overview

After the Demerger, AMP's core business units will be:

- AMP Financial Services ("AFS") – Australian and New Zealand wealth management operations; and
- AMP Capital Investors – Australian and New Zealand investment management operations (currently, this business is part of Henderson Global Investors and is called AMP Henderson Global Investors).

AFS is a leading provider of wealth management products and services in Australia and New Zealand with strong market positions in a range of product categories in both countries. AFS has the largest financial planning network in Australia and New Zealand with more than 2,100 planners operating through AFS dealer groups across both countries, predominantly through AMP Financial Planning.

AMP Capital Investors is currently part of AMP's global investment management business, Henderson Global Investors, and operates under the name AMP Henderson Global Investors. As part of the Demerger, Henderson Global Investors will be separated along geographic lines. AMP will retain the Australian and New Zealand operations and the Asian distribution arrangements and the business will be called AMP Capital Investors. HHG will retain the United Kingdom, European, Asian and North American operations and the business will be called Henderson.

AMP Capital Investors is one of the largest investment managers in Australia and New Zealand with over $70 billion in funds under management as at 30 June 2003. AMP Capital Investors provides a range of investment management products and services to institutions and individuals in Australia and New Zealand. It also has a small number of distribution arrangements in Asia.

In addition, AMP owns a general insurance run-off management business and run-off portfolios called Cobalt and Gordian/TGI respectively. Cobalt is a specialist insurance run-off manager and provides a comprehensive range of services to Gordian, TGI and to some external insurance clients. Gordian and TGI comprise AMP's reinsurance and corporate insurance portfolios, which were largely closed to new business in 1999 and 2001 respectively. AMP is currently reviewing strategic alternatives for releasing capital from these investments. These options include sale or some other form of restructure and/or reinsurance, or if these alternatives are not acceptable, the investments will be retained.

Over the past two years, AMP has divested or restructured a number of non-core business units. This has included sales of the various general insurance businesses in 2001, the sale of Cogent and the closing of the Japanese operations in 2002 and sales of non-core banking portfolios during 2002 and 2003. The primary objective of these divestments is to focus AMP's product manufacturing activities on those wealth management products where AMP can grow profitably.

4.1.2 Wealth management market overview

(a) Wealth management products and services

The wealth management industry provides investment and risk based products to retail, wholesale and institutional customers. Investment products include savings, managed funds, retirement income and superannuation products. Risk based products include death, disability, trauma and income protection insurance. Together, these products are referred to as wealth management products. The management of the funds invested in these products is referred to as investment management services. Financial planning and advisory services, which include superannuation, retirement, estate, risk protection, investment and business planning services in the context of taxation, social security and other legislative issues, are an integral part of the wealth management industry.

Demand for investment products is primarily driven by a desire for individuals to accumulate sufficient funds to support a certain level of post retirement lifestyle and, in Australia, is reinforced by a compulsory superannuation contributions regime. The demand for risk based products reflects the desire for individuals to manage uncertainty throughout their lives. The demand for financial planning and advice is driven by the customer's desire to build and create wealth through superannuation, retirement planning, investments, risk protection, general insurance, banking, small business planning and estate planning.

(b) **AMP's position in the wealth management market**

The wealth management industry comprises a number of key segments. AMP operates across each major segment in its core geographic markets, Australia and New Zealand. AMP also operates in particular segments in select Asian countries where it has identified market opportunities in which it believes it can be successful.

An overview of AMP's positioning across the wealth management value chain is illustrated below:


Wealth management value chain
Investment management
Product manufacturing
Distribution
AMP
AMP Capital Investors
AMP Financial Services
■ Retail and wholesale investment management
■ Wealth management products
■ AMP advice based distribution
■ Other distribution channels

AMP also sources external investment management, distributes non-AMP manufactured products and distributes AMP products through external financial advisers.

AMP's position within each market segment is discussed in further detail within the AFS and AMP Capital Investors business descriptions in sections 4.2 and 4.3 respectively.

An overview of each of the key geographic markets in which AMP operates is set out below.

(c) **Overview of the Australian wealth management market**

Assets in the Australian wealth management market, excluding banking products, as at 30 June 2003 were approximately $673 billion. Those assets include $274 billion in retail market assets and $381 billion in wholesale market assets.

Over much of the last decade, the Australian wealth management industry has enjoyed strong growth driven by an ageing population, a compulsory superannuation contributions regime and rising equity markets. However, industry growth rates have stalled over the last two years. This is largely a result of the global downturn in equity markets. Some professionally managed funds have also been moved out of equities and into alternative investment classes such as property and cash. This is an attempt to diversify investor returns and to identify investment classes which are not correlated to the wider equity market.

AUSTRALIAN INSURANCE AND INVESTMENT FUNDS UNDER MANAGEMENT ($bn)


800
700
600
500
400
300
200
100
0
1998
1999
2000
2001
2002
2003
Retail
Wholesale
Other

Notes:

1. Source: Retail, Wholesale and Other data sourced from ASSIRT.
2. Other includes listed investments, net funds under advice and total borrowings.
3. Data is as at 31 December for 1998 to 2002 and as at 30 June for 2003.

Other significant trends in the wealth management industry include:

- increasing requirements for financial advisers to offer choice of product manufacturer as part of their advice offer;
- strong growth in the master trust and wrap platform product sector over the last five years, which now accounts for approximately 56% of total retail assets under management (source: Plan for Life as at June 2003). This has led to an increased need for investment managers to have a strong brand and/or distribution agreements with a range of third party distributors to attract strong fund flows;
- significant industry consolidation over recent years across all market segments. In part, this has been driven by the major banks seeking to enhance the scale of their existing wealth management businesses;
- increasing regulation, including the introduction of financial services reform legislation, which will extend disclosure and compliance obligations; and
- increasing pressure on margins and costs driven by greater competition, increasing consumer and regulatory focus on the advice process, and the transparency of advisory and investment management fees and product commissions.

AMP believes that the outlook for the Australian wealth management industry is:

- long term industry growth driven by an ageing population and a compulsory superannuation contributions regime. However, growth rates may be lower than those achieved over the last decade;
- a likely shift in fund flows over time from superannuation accumulation products towards post retirement income products as the baby boomer generation (those born between 1946 and 1964) move out of the workforce and into retirement;

- continued market rationalisation as major players seek to consolidate and capture economies of scale; and
- increasing competition, regulatory and consumer focus, which will continue to place pressure on margins across all segments of wealth management.

(d) Overview of the New Zealand wealth management market

Assets in the New Zealand wealth management market (excluding banking products) as at 30 June 2003 were approximately NZ$42 billion. Those assets comprise NZ$31 billion in retail market assets and NZ$11 billion in wholesale market assets.

NEW ZEALAND INSURANCE AND INVESTMENT FUNDS UNDER MANAGEMENT (NZ$bn)


60
50
40
30
20
10
0
1999
2000
2001
2002
2003
Retail
Wholesale

Notes:

1. Source: Reserve Bank of New Zealand, Managed Fund Assets by Product Category. Wholesale includes superannuation employment related. Retail includes unit trusts and group investment funds, life insurance unitised and non-unitised products, superannuation other and other funds.
2. Data is as at 31 December for 1999 to 2002 and as at 30 June for 2003.

The New Zealand wealth management industry is characterised by the following:

- relative to the Australian wealth management market, the New Zealand market is weighted more heavily toward individual life risk protection; and
- no compulsory superannuation regime to drive growth in retirement savings. However, the government is implementing The New Zealand Superannuation Fund. This fund, set up under the New Zealand Superannuation Act 2001, will be funded annually from the government budget over the next two to three decades. The fund will only commence being drawn on as the cost of paying out superannuation increases after 2020. It is expected that the fund will outsource investment management to the private sector.

AMP believes that the outlook for the New Zealand wealth management industry is characterised by:

- low to medium growth in the savings and superannuation markets over the medium term;
- market rationalisation, as major participants seek to consolidate and capture economies of scale;
- the introduction of government regulation of financial planners; and
- potential opportunities to tender for investment management of The New Zealand Superannuation Fund.

4.1.3 AMP's purpose

AMP's purpose is **to help people manage their financial wellbeing to enjoy the future they want.**

AMP Financial Services intends to do this by:

- delivering high quality advice through planners and first rate service to its planners and customers; and
- delivering competitive products in superannuation, retirement income, investment and savings, risk insurance, deposits and home loans.

AMP Capital Investors intends to do this by creating greater wealth for its clients through better investment decisions and investment opportunities.

4.1.4 Key strengths

After the Demerger, AMP's key strengths will include:

- **strong market position** – AMP is a leading provider of wealth management products and services in Australia and New Zealand. Through AFS, AMP has strong market share positions in a range of superannuation, risk insurance and traditional life insurance (traditional life insurance products are called "mature products" in this document) products in Australia and New Zealand and strong market positions in retirement income and master trust products solely in Australia. Through AMP Capital Investors, AMP is one of the largest investment managers in Australia and is the largest investment manager in New Zealand. These strong market positions provide AMP with significant scale;
- **highly recognised brand** – the AMP brand is highly recognised and well established in both the Australian and New Zealand markets. It has achieved leading brand awareness ratings in the life insurance and superannuation markets in both countries over many years;
- **extensive customer base** – AMP has over 2.3 million customers in Australia and New Zealand;
- **leading advice based distribution network** – the AFS distribution network, principally consisting of its financial planners and advisers in Australia and New Zealand, is an important contributor to AMP's significant market penetration. AFS has extensive experience in managing advice based distribution and manages the largest financial planning network in Australia and New Zealand, with more than 2,100 aligned planners across both countries;
- **recognised investment management expertise** – AMP Capital Investors is well established in the Australian and New Zealand markets as a leading manager of domestic equities, domestic fixed income, property and private capital funds;
- **strong synergies between core businesses** – AFS and its aligned distribution channels provide approximately 65% of AMP Capital Investors' funds under management. These funds significantly enhance AMP Capital Investors' scale, providing cost efficiencies, which allow AMP Capital Investors to compete more effectively; and
- **committed and experienced management team** – the Directors believe AMP has an experienced management team that is committed to developing and implementing AMP's strategy now and after the Demerger. Over the past 12 months, significant changes have been made to the senior management team and it has been necessary for the team to spend significant time and resources on managing the developments in the United Kingdom business and preparing the Proposal to Demerge as well as managing AMP's businesses. Completion of the Demerger will allow greater focus on implementing AMP's strategy. The Board believes that the current management has the necessary skills and experience to deliver on the strategy. The senior management team's experience within AMP and the wealth management industry is set out in section 4.6.2.

4.1.5 AMP Group strategic objectives

After the Demerger, AMP intends to grow the profitability of its businesses by delivering on its business unit strategies set out in sections 4.2.2 and 4.3.2 and its corporate strategic objectives which are to:

- **regain investor and wider market support as a listed company** – sell the strengths and investment merits of AMP and deliver on its strategy;
- **build trust in AMP's brand** – strengthen its brand and fulfil its brand promises;
- **improve productivity and deliver unit cost reductions** – lower the unit cost of production of AFS' product manufacturing operations, improve planner productivity and increase AMP Capital Investors' productivity while delivering better investment performance;
- **maximise integration synergies** – maximise the synergies between AMP Financial Services and AMP Capital Investors, while protecting the independence of each business. Key sources of these synergies include brand and fund flows; and
- **develop a high performance culture within AMP** – create a culture characterised by high levels of achievement, accountability and strong business acumen, accompanied by collaborative behaviour and open communication.

4.1.6 AMP corporate reputation

The Directors believe that AMP's corporate reputation can be strengthened, based on the following:

- the Demerger will remove issues with the United Kingdom market which have, historically, contributed to the significant falls in the AMP Share price;
- independent research which confirms that there is significant underlying goodwill towards AMP and a desire for it to succeed;
- the high level of awareness of the AMP brand in Australia and New Zealand;
- AMP's recent operating results, which suggest that the underlying AFS business performance remains resilient. For example, total retail assets under management increased by 3% for the June 2003 quarter, compared to an industry increase of 3.7% for the same period (as measured by Plan for Life); and
- the establishment of a new Board and senior management team over the last 12 months.

4.2 AMP Financial Services

4.2.1 Overview of the business

AFS is a leading provider of wealth management products and services in Australia and New Zealand. It has strong market share positions in a range of superannuation, risk insurance, traditional life insurance (mature) products in Australia and New Zealand and strong market positions in retirement income, savings and master trust products in Australia.

AFS delivers these and other products and services predominantly through multiple adviser based distribution channels. It has the largest financial planning network in Australia and New Zealand with more than 2,100 aligned planners across both countries.

AFS trades principally under the AMP brand in Australia and New Zealand. The AMP brand is highly recognisable in Australia and New Zealand and has achieved leading brand awareness in a range of key wealth management and protection markets in both countries over many years. AFS also provides financial planning services in Australia under two other brands, Hillross Financial Services and Arrive Wealth Management, while a new distribution channel in Australia using the brand MAGNIFY is currently being developed.

Section 4

AFS has recently reorganised its Australian operations into 10 business lines focusing on a particular distribution channel or product line. Each business line is now managed separately with its own financial performance targets. This initiative is expected to increase management's focus on profitability and growth opportunities for each business line and to better position AFS to respond more rapidly to changes in market conditions. The structure of AFS' business is set out below:

Product manufacturing	Advice based distribution
Savings and retirement	AMP Financial Planning
Corporate superannuation	Hillross Financial Services
Risk insurance	Arrive Wealth Management
Banking	MAGNIFY
Mature products	AMPGID[1]

Note:
1. AMPGID means AMP General Insurance Distribution.

AFS also holds a 26% equity stake in an Indian based life insurance joint venture, AMP Sanmar. This investment is discussed separately in section 4.2.7.

The table below sets out new business by product type, distribution channel and geographic region for AFS:

New business mix – AFS

$m	Year ended 31 December 2002	6 months ended 30 June 2003
New business by product type – retail (excluding banking products)		
Australia		
Savings and retirement	4,673	1,787
Corporate superannuation	2,013	855
Risk[1]	523	241
Mature	855	317
Advice based distribution products[2]	809	299
	8,873	3,499
New Zealand	495	195
Total	9,368	3,694

$m	Year ended 31 December 2002	6 months ended 30 June 2003
New business by distribution channel – retail (excluding banking products)[1]		
Australia		
AMP Financial Planning	5,931	2,375
Hillross and Arrive	1,117	486
Third party distributors	888	350
Corporate superannuation	780	204
Customer communications centre	157	84
	8,873	3,499
New Zealand	495	195
Total	9,368	3,694
New business – AMP Banking		
Mortgages[3]	1,665	910
Deposits[3]	1,184	251

Notes:

1. A multiple of 10 has been applied to convert risk annual premiums to new business.
2. Represents PortfolioCare – externally manufactured products earning platform fees.
3. AMP Banking new business reflects Australian retail mortgages and deposits.

4.2.2 Strategy

AFS' strategic objectives are to:

- maintain its leading position and achieve further growth in the Australian and New Zealand wealth management markets. AFS aims to achieve this through operational excellence and by building on its core assets and capabilities – advice based distribution network, product manufacturing skills, scale and financial strength – and by building trust and confidence in the AMP brand;
- deliver strong growth in operating margins and return on invested capital by substantially improving the productivity of its business and its aligned adviser network and by lowering product manufacturing unit costs; and
- develop a high performance culture through increased focus on business and individual performance accountability. This has been supported by structuring the AFS Australian business into 10 business lines, each with financial accountability. A similar approach has been adopted in New Zealand.

In Australia, the changes to the AFS business model are expected to enable the evolution of two different businesses, product manufacturing and advice based distribution, with different strategic imperatives. While the businesses are different, they are dependent on each other for success. Unit cost reduction is a major focus in product manufacturing and increased productivity and quality of advice are the major focus areas of advice based distribution.

The key priorities of the Australian business are to:

- evolve the AMP Financial Planning distribution model by effectively tailoring the offer for planners to meet customer needs and improving the quality of advice. This is expected to lead to further improvements in productivity, profitability and building a sustainable model for the future;
- develop and deliver market competitive products and platforms by lowering the unit cost of production;
- enhance the planner gateway (that is, front end portal) to platforms and products to ensure that planners find AMP easy to deal with;

- continue to grow the corporate superannuation business and leverage the member relationships to fuel growth in retail business; and
- diversify the advice model by growing non-AMP branded, AMP owned distribution channels Hillross Financial Services, Arrive Wealth Management and MAGNIFY.

4.2.3 Market position

The tables below demonstrate AFS' overall market position in each major product segment in Australia and New Zealand as at 30 June 2003.

Australian market position

	Total market size ($m)	Market position (rank)	Market share (%)
Funds under management			
Superannuation[1]	130,731	1	17
Retirement income[2]	45,838	3	12
Unit trusts (excluding cash management trusts)[3]	82,642	9	4
Total retail managed funds[4]	**297,380**	**3**	**11**
Master funds[5]	166,791	2	13
Mature[6]	37,928	1	31
Banking – mortgages[7]	380,697	n/a	1
Banking – deposits[7]	242,874	n/a	1
Annual risk inflows			
Individual risk[8]	2,793	4	11
Group risk[8]	769	5	12
Total risk	**3,562**	**4**	**11**

Notes:

1. Superannuation includes savings and retirement, corporate superannuation, mature and advice based distribution products. Source: Plan for Life – Retail Managed Funds Report June 2003.
2. Retirement income includes savings and retirement, mature and advice based distribution products. Source: Plan for Life – Retail Managed Funds Report June 2003.
3. Unit trusts includes savings and retirement and advice based distribution products. Source: Plan for Life – Retail Managed Funds Report June 2003.
4. Source: Plan for Life – Retail Managed Funds Report June 2003.
5. Master funds are a subset of the superannuation, retirement income and unit trust categories and include savings and retirement, corporate superannuation, mature and advice based distribution products. Source: Plan for Life – Retail Managed Funds Report June 2003.
6. Some components of mature products (that is, regular premium products as defined by Plan for Life) are included in total retail managed funds. Source: Plan for Life – Regular Premium Market Report March 2003.
7. Only includes parts of the market in which AMP Bank competes. Source: ABA Market Share Report June 2003.
8. Plan for Life – Life Insurance Statistics Report June 2003.

New Zealand market position

	Total market size (NZ$m)	Market position (rank)	Market share (%)
Retail superannuation[1]	5,280	1	19
Unit trusts[1]	7,530	14	3
Insurance bonds[1]	1,425	3	22
Corporate superannuation (master trusts only)[2]	1,844	2	38
Mature[3]	187	1	41
Individual risk[3,4]	414	2	12
Group risk[3,4]	43	5	6

Notes:

1. Source: Morningstar NZ Retail Managed Investments Market Share Report June 2003.
2. Source: ISI Statistics Quarterly Return for Savings and Investment Products June 2003.
3. Source: ISI Statistics Quarterly Return for Traditional and Risk Products June 2003.
4. Based on annual premium income net flows.

4.2.4 Key products and services

AFS offers a broad range of wealth management products and services in Australia and New Zealand for both retail and corporate clients.

For retail clients, AFS offers financial planning services, savings and retirement products, risk insurance products, general insurance products and banking products. For its small to medium business and corporate clients, AFS provides superannuation products and services and risk insurance products.

Mature products have declined in popularity as customer preferences and regulations have changed, and many of these products are no longer actively sold by AFS. However, they still contribute significantly to AFS' assets under management and operating margins.

(a) **Advice based distribution**

AFS has a very strong position in advice based distribution. AFS has consistently ranked number one in the Australian market by number of planners over the past three years.

Australian market position (ranking by number of planners)

Distribution group	2000	2001	2002
AMP	1	1	1
National Australia Bank	3	2	2
Professional Investment Services	9	3	3
AXA	5	6	4
Count Financial	4	5	5
Commonwealth Bank of Australia	2	4	6
Westpac	6	7	7
ING	7	9	8
St George Bank	8	8	9
Zurich	12	10	10

Source: Money Management Top 100 Dealer Groups Surveys March 2002 and March 2003.

AFS planners provide professional advice to customers on building and creating wealth including superannuation, retirement planning, investments, risk protection, general insurance, banking products, small business planning and estate planning.

In Australia, AFS operates a number of separately branded adviser networks in order to attract customers from different market segments. The largest of AFS' non-AMP branded adviser networks is Hillross Financial Services. By planner numbers, Hillross has grown from 24th to 16th position between 1999 and 2002 respectively (source: Money Management). These networks are explained in further detail in section 4.2.6.

(b) Savings and retirement

(i) Investment funds/wrap platform product

AFS offers a selection of retail investment funds ranging from individual sector funds to diversified portfolio funds. The value to the customer of these products moves in line with the value of the underlying assets.

In Australia, AFS also offers a wrap platform product, which combines transaction, administration and reporting services into one packaged offering. This product allows customers to invest in a broad range of managed funds and shares listed on ASX. AFS is transferring this product to an outsourced arrangement with Asgard in order to maximise efficiencies across the AMP Group (see section 4.2.5).

(ii) Allocated pensions

AFS offers allocated pension products in Australia only. Allocated pensions provide customers with a regular and flexible retirement income stream. Each year, the customer can vary the level of payments (within certain minimum and maximum limits set by the Australian government). Also, customers can withdraw lump sum amounts. The income stream continues until the investment is consumed. The value to the customer of these products moves in line with the value of the underlying assets.

(iii) Term and lifetime annuities

Term and lifetime annuities provide customers with regular income payments in exchange for an initial single capital payment. AFS offers guaranteed term annuities that make payments to customers for a fixed period of time and lifetime annuities that make payments to customers for the rest of their lives. Customers can invest in annuities using accessible superannuation or other savings.

(iv) Personal superannuation

In Australia, AFS offers personal superannuation master trust structures, the flagship product being Flexible Lifetime Superannuation, which combines administrative and trustee services and offers a choice of investment managers. Options such as life and disability insurance are also available as part of this product. Small businesses may also take advantage of these products.

(c) Corporate superannuation

AFS offers superannuation solutions to companies seeking to provide an employer sponsored superannuation master trust for their employees. A package of administration, insurance and investment products is offered to both small to medium businesses and large corporates throughout Australia and New Zealand.

Group risk products are often provided as part of corporate superannuation arrangements. Specific risk products are also offered separately.

(d) Risk insurance

AFS offers individual risk products including term life, total and permanent disability, trauma (individual only), income protection and business overhead insurance.

Term life and disability insurance benefits are paid if the insured dies or becomes totally and permanently disabled. Trauma benefits are payable if the insured suffers a defined medical condition. Income protection and business overhead insurance policies generally provide customers with replacement payments if the insured cannot work due to injury or sickness.

Risk insurance is also provided, packaged with superannuation products.

(e) **Banking**

AMP Banking operates in Australia focusing on two retail banking product categories, residential mortgages and retail deposits. Mortgage lending products include variable rate, fixed rate and line of credit facilities. Under AMP Banking's strategic plan, it is intended that the majority of mortgage lending will be funded through off balance sheet securitisation vehicles. Retail deposit products include fixed rate term deposits, savings and transaction accounts.

Banking products are primarily sold through third party intermediaries and AMP Financial Planning.

In order to support growth and cost reduction aspirations in banking products, AMP is currently seeking proposals from external parties to undertake a number of its operational business processes, which if accepted would result in a business process outsourcing arrangement. These processes include mortgage processing, transaction services, customer communications and associated cross functional services but excludes credit underwriting and arrears management/collections processes.

(f) **Mature products**

(i) Traditional life insurance

These products combine life insurance and savings and are either whole of life or endowment policies. The basic terms and conditions of these policies are similar. The policyholder pays a regular premium and receives a specified sum insured payable on death (if a whole of life policy) or on the earlier of death or a nominated date (if an endowment policy).

AMP Life has a large portfolio of in-force traditional life insurance business (including some superannuation business). Almost all of this business is in participating policies, which entitle the policyholder (through bonuses) to participate in the profits of the relevant statutory fund. These products are largely closed to new business.

(ii) Investment accounts

These products participate in the profits of the relevant statutory fund, with certain underlying guarantees and crediting rates set by AMP Life with reference to the investment return achieved by the fund's assets. These products are largely closed to new business.

(iii) Investment linked savings and insurance bonds

Investment linked savings products are regular premium superannuation or ordinary products, which are closed to new business. Insurance bonds are single premium products. The value to the customer of these products moves in line with the value of the underlying assets. These products are largely closed to new business.

(iv) Rollover funds

Rollover products allow trustees of superannuation funds to roll over a departing member's superannuation benefits into these products. Generally, the law prevents the customer from accessing a portion of these funds until the customer has retired or is deceased. However, the customer may transfer the funds to other superannuation or rollover accounts.

(v) Retirement savings accounts

In Australia, AFS offers retirement savings accounts. Retirement savings accounts are superannuation products that provide a capital guaranteed return.

4.2.5 Strategic product alliances

AMP has product sourcing alliance agreements with select product manufacturers in respect of general insurance, select banking products and master trust/wrap products.

In Australia and New Zealand, general insurance products are manufactured and underwritten by the Suncorp Metway group and Vero respectively and sold through AMP's adviser network under the AMP brand. Other general insurance products manufactured and underwritten by third party providers are sold through AMP's adviser network under the brands of the various product providers.

Under the banking product alliances in Australia, AFS offers credit cards and is negotiating arrangements to provide other commercial, consumer and rural property finance products. In New Zealand, AFS offers retail mortgages and rural and commercial property finance products. All products distributed under these arrangements are sold under the brands of the various third party product manufacturers, other than credit cards, which is a cobranded arrangement. AFS' policy is to ensure that all material manufacturing risks are borne by the third party product provider, including credit, collection and funding risk.

AFS also has an outsource arrangement with Asgard for one of its master fund offerings and for its wrap products, which combine transaction, administration and reporting services in one packaged offering.

4.2.6 Distribution channels

AFS' distribution model is based on having multiple dealer brands and groups targeting the various market segments (that is, mass market, mass affluent and high net worth). The value proposition of each dealer group is aligned to their positioning in the market place and their growth aspirations. It focuses on enhancing the overall productivity of individual financial planners. This is supported by active retention (including the Buyer of Last Resort arrangements – see below) and succession strategies.

A description of the various dealer groups through which AFS distributes products and services is outlined below.

(a) **AMP Financial Planning (Australia) and AMP (New Zealand)**

AMP Financial Planning ("AMPFP") is one of the largest financial planning groups in Australia with around 1,450 planners.

AMPFP planners provide professional financial planning advice and offer the full range of AFS retail products and services (including banking) as well as products from other third party providers. AMP General Insurance Distribution ("AMPGID") offers general insurance products via authorised AMPFP planners in a strategic alliance. These alliances are explained in further detail in section 4.2.5.

In Australia, around 1,370 AMPFP planners are self employed and around 80 are employed by AFS. Self employed planners in both countries generally practise under their own business name cobranded with AMPFP. Salaried planners practise under the AMP brand.

AFS provides practice management (including legislative supervision and monitoring), training, accreditation, technological and other appropriate planner support for AMPFP planners.

In Australia, under the Buyer of Last Resort ("BOLR") arrangements contained in the Agency Agreement between AMP and each self employed AMPFP planner, the planner may sell all or part of its business to AMP, provided certain business conditions are met. The purchase price under this arrangement is based on distribution revenue of the business. AMP retains the distribution revenue of the business acquired until it is on sold to another planner. AMPFP planners who sell their business to AMP undertake not to re-enter the industry for three years. The Directors believe the BOLR arrangements contribute to the stability and retention of the AMPFP planner network.

Over the past three years, the net cost of acquisitions and sales under this arrangement has been approximately $10 million per annum. The cost of BOLR acquisitions are capitalised and amortised.

In New Zealand, AMP is also one of the largest advisory groups, with around 365 self-employed advisers.

(b) **Hillross Financial Services**

Hillross Financial Services operates solely in Australia and is separately branded to compete with external financial planners and to attract planners and customers who want to deal with a non-institutional brand. It has over 250 self-employed planners who offer a wide range of recommended products from AFS and other providers.

(c) **Arrive Wealth Management**

Arrive Wealth Management ("Arrive") operates solely in Australia and principally targets high net worth individuals. Arrive was formerly PricewaterhouseCoopers' financial planning practice, which AMP acquired and rebranded in July 2002. Arrive currently employs 22 salaried planners and maintains a close alliance with PricewaterhouseCoopers for financial planning referrals.

(d) **MAGNIFY**

MAGNIFY is a new financial planning group operating in Australia (approximately 80% owned by AMP and approximately 20% owned by PricewaterhouseCoopers). It was recently established to support Chartered Accounting practices seeking to include a financial planning service for their clients. MAGNIFY planners will be self-employed and will offer a wide range of recommended products from AFS and other providers. In August 2003, MAGNIFY commenced actively recruiting planners.

(e) **Third party distributors**

External financial planners and brokers distribute products for a range of financial services companies, including AFS.

(f) **Customer communications centre**

In Australia, AFS operates a small direct customer communications and sales capability which aims to direct retail customers to an appropriate AMPFP planner to manage the customer relationship on an ongoing basis.

(g) **Salaried superannuation consultants**

AFS' corporate superannuation products and services in Australia and New Zealand are distributed through a specialist salaried superannuation sales team, AFS planners (supported by the specialist sales team), and third party financial planners.

4.2.7 AMP Sanmar

AMP Sanmar is a joint venture between AMP and an Indian company, Sanmar, that was launched in January 2002. AMP has a 26% equity stake in the joint venture, the maximum currently allowed under Indian regulations. AMP Sanmar focuses on manufacturing and distributing a range of life insurance products and individual pensions products together with group term insurance and pensions for the corporate market. This is done through an agency force of around 3,000 planners based in 39 cities in Southern and Western India, third party distributors and regional banks and a team of business managers selling to the corporate market.

The carrying value of AMP's investment in AMP Sanmar is approximately $12 million. As the business is in its startup phase, it is likely to report immaterial operating losses for a number of years (until it achieves the necessary scale) even though its appraisal valuation is expected to grow.

4.3 AMP Capital Investors

4.3.1 Overview of the business

AMP Capital Investors represents the Australian and New Zealand part of AMP's global investment management business, Henderson Global Investors, and currently operates as AMP Henderson Global Investors. As part of the Demerger, Henderson Global Investors will be separated along geographic lines. AMP will retain the Australian and New Zealand operations and the Asian distribution arrangements and

the business will be called AMP Capital Investors. HHG will retain the United Kingdom, European, Asian and North American operations and the business will be called Henderson.

AMP Capital Investors is a leading Australasian investment manager. It manages investment funds for AFS and for external clients (both retail and wholesale) primarily in Australia and New Zealand. It also has a small number of distribution arrangements in Asia.

AMP Capital Investors is one of the largest investment managers in Australia and is the largest investment manager in New Zealand. It has over $70 billion in total funds under management as at 30 June 2003.

AMP Capital Investors' main lines of business are equities, fixed income, property and private capital. AMP Capital Investors also offers various asset allocation options among the major asset classes including a range of diversified products and multi-manager options.

The tables below set out AMP Capital Investors' funds under management by asset class, source of funds and country as at 30 June 2003:

Funds under management – by country/by asset class

$bn	Equities	Fixed income	Property[1]	Private capital	Total
Australia	24.8	22.1[2]	12.6	2.3	61.8
New Zealand	3.3	3.9	1.3	0.1	8.6
Total	28.1	26.0	13.9	2.4	70.4

Notes:

1. Includes $4.2 billion (as at 30 June 2003) relating to four listed property trusts which are no longer managed by AMP Capital Investors.
2. Includes the FUM from the Asian distribution arrangements of $0.6 billion.

Funds under management – by country/by source

$bn	AFS mature	AFS contemporary[1]	External wholesale	External retail[2]	Total
Australia	27.0	15.0	18.2[3]	1.6	61.8
New Zealand	2.2	1.4	5.0	0.0	8.6
Total	29.2	16.4	23.2	1.6	70.4

Notes:

1. Includes all AFS sourced FUM (excluding FUM sourced from mature products).
2. Comprises funds sourced from independent financial planners.
3. Includes $0.6 billion relating to Asian distribution arrangements and $4.2 billion (as at 30 June 2003) relating to four listed property trusts which are no longer managed by AMP Capital Investors.

4.3.2 Strategy

AMP Capital Investors' key strategic objectives are to:

- maintain a diversified revenue base by continuing to offer investment management products over a range of asset classes to AFS and both wholesale and retail investors;
- adopt a lead manager model that delivers outstanding investment solutions to clients based on its substantial domestic asset class capabilities, blended with the specialist skills of other managers, particularly in international investments;
- strengthen revenues from the wholesale segment by developing deeper relationships with a focused group of core clients and by delivering tailored product solutions; and
- grow retail funds under management both by increasing retail marketing and by targeting external retail channels, including independent financial planners and self directed superannuation investors.

4.3.3 Market position

AMP Capital Investors is one of the largest investment managers in Australia and is the largest investment manager in New Zealand.

The tables below set out AMP Capital Investors' market position in key markets in Australia and New Zealand as at 31 March 2003:

Australian market position by FUM

	Total market size (\$m)[2]	Market share position (rank)	Market share (%)
Total investment management market	735,396	2	8.3
Retail investment market	248,278	3	12.1
Wholesale investment market	502,965	3	6.2
Select asset classes			
Australian equities	193,065	2	8.3
Australian fixed income	128,985	2	11.4
International fixed income	31,883	3	9.0
Property[3]	69,949	1	18.2

Notes:

1. Source: Rainmaker Roundup, March 2003.
2. The sum of the wholesale and retail investment market does not reconcile to the total investment management market due to an overlap in the classification of funds.
3. Includes \$3.8 billion (as at 31 March 2003) relating to four listed property trusts which are no longer managed by AMP Capital Investors. Excluding the contribution of these trusts AMP Capital Investors' market position in property would be fourth with a market share of approximately 12.8%.

New Zealand market position by FUM

Product category	Total market size (NZ\$bn)[5]	Market share position (rank)	Market share (%)
Total investment management market[1]	44.7	1	21.2
Retail investment market[2]	13.9	4	10.5
Wholesale investment market – superannuation[3]	14.2	1	26.9
Select asset classes[4]			
Balanced products	2.1	1	18.1
Passive NZ equities	0.1	1	67.0
Passive global equities	0.3	2	36.4
Property	0.2	1	26.6
NZ fixed interest	0.9	1	39.5
Global fixed interest	0.5	1	24.4

Notes:

1. Source: Reserve Bank of New Zealand.
2. Source: Morningstar.
3. Source: Watson Wyatt.
4. Source: Watson Wyatt market position for AMP superannuation investment trust products – the only products for which rating is available.
5. The total investment management market also includes wholesale investment non-superannuation funds.

4.3.4 Investment offerings

AMP Capital Investors provides a wide range of investment management products for AFS and external retail and wholesale clients, including managed investment schemes, pooled superannuation trusts, separately managed portfolios, statutory funds for AMP Life and diversified multi-manager portfolios.

AMP Capital Investors' main lines of business are equities, fixed income, property and private capital. AMP Capital Investors uses a range of sector specialist and diversified investment styles to identify the best opportunities in each sector.

(a) Diversified and multi-manager

AMP Capital Investors offers a range of diversified and multi-manager investment products. Diversified products invest funds under various asset allocation options among the major asset classes. Multi-manager funds are managed by a number of investment managers (including third party investment managers) with differing investment styles but the investment strategy and overall coordination of the fund is managed by AMP Capital Investors.

An overview of each of AMP Capital Investors' key lines of business is outlined below.

(i) Equities

AMP Capital Investors is recognised as a leading manager of Australian and New Zealand equities. It offers clients access to a range of options for investing in Australian, New Zealand and international equities through active, passive and quantitative investment management styles. In Australia, AMP Capital Investors has a well regarded core Australian equities capability (the "Capital Style"), which is highly rated by both retail research houses and institutional asset consultants. The Capital Style applies targeted research to assess a company's capital efficiency and focuses on shares that offer long term returns above their cost of capital.

AMP Capital Investors also has a number of specialist equity investment capabilities and styles, including Australian Enhanced Index, a proprietary Value Plus-style, an Active Quantitative style, a Socially Responsible Investment Equity team and a Structured Equity team.

Currently, Henderson in the United Kingdom manages indexed and enhanced indexed international equities for AMP Capital Investors. The current arrangements have no fixed term, but allow AMP Capital Investors to terminate with up to 90 days notice. In relation to mainstream active international equities management (previously provided by Henderson in the United Kingdom), equal to approximately $2 billion of FUM, AMP Capital Investors is in the process of outsourcing the investment management to a range of other global equity managers.

(ii) Fixed income

AMP Capital Investors manages a substantial portfolio of fixed income assets in Australia (second largest) and New Zealand. This portfolio includes cash, bonds and other fixed income securities managed across active, passive and quantitative investment styles. AMP Capital Investors has a broad range of capabilities, including government securities, non-government securities, and alternate fixed income assets such as corporate debt, hybrid debt securities and infrastructure and high yield debt.

AMP Capital Investors' international fixed income assets will largely continue to be managed by Henderson in the United Kingdom after the Demerger under the current arrangements, which have no fixed term, but allow AMP Capital Investors to terminate with up to 90 days notice.

(iii) Property

AMP Capital Investors is recognised as a leading manager of Australian and New Zealand property. Its property division manages $9.7 billion in property assets (excluding the Australian listed property trusts which it has exited) and is one of the largest property investment managers in Australia and New Zealand. The business provides a comprehensive range of market competitive property products across the risk return spectrum, from traditional core property portfolios to opportunistic development funds.

Properties that AMP Capital Investors manage include prominent commercial and industrial buildings and retail shopping centres in capital cities and regional areas of Australia and New Zealand.

During 2003, AMP Capital Investors exited from the management of its four Australian listed property trusts (AMP Shopping Centre Trust, AMP Diversified Property Trust, AMP Industrial Trust and AMP Office Trust, which together comprised FUM of $4.2 billion). AMP received or will receive $87.8 million for facilitating the transfer of the trusts and associated management rights for AMP Diversified Trust, AMP Industrial Trust and AMP Office Trust. The total carrying value of the management rights for these trusts was $77.6 million.

AMP Capital Investors' exit from the management of its four Australian listed property trusts reduces net profit after tax by approximately $16.5 million per annum (excluding the upfront payments described above). The full financial impact will not occur until 2004.

Following the exit from its four Australian listed property trusts, AMP Capital Investors intends to focus on strengthening its position in the wholesale property investment management sector in Australia and New Zealand, as well as growing its presence in the retail market. AMP Capital Investors has recently introduced products to reflect this new strategy, including a high risk/return fund for wholesale investors called Select Property Portfolio and a retail product which provides access to the diversified unlisted property market called Direct Property Portfolio.

(iv) Private capital

AMP Capital Investors manages a diverse portfolio of private capital assets, including direct holdings in Australian infrastructure assets (electricity generation and distribution, airports and telecommunications investments).

In July 2003, AMP Capital Investors launched the $860 million Diversified Utility Energy Trusts ("DUET"). DUET holds strategic stakes in energy distribution assets in Victoria and Western Australia, and is partially funded by a listed hybrid security called Preferred Ordinary With Equity Reset Shares.

AMP Capital Investors announced on 9 September 2003 the sale of Stanbroke Pastoral Company ("Stanbroke"), Australia's largest rural property holder, for more than $490 million (including debt) on behalf of AMP Life. The sale price was substantially in excess of Stanbroke's carrying value at 30 June 2003. As Stanbroke is owned by AMP Life policyholder funds, the outcome of the sale is not material to AMP.

4.3.5 Clients

AMP Capital Investors sources funds under management from a number of distribution channels. AMP Capital Investors' main source of funds under management is through its long standing relationship with AFS in both Australia and New Zealand, which will continue after the Demerger under an investment management agreement which can be terminated by AFS on six months notice. Reliance on this source of funds under management may change over time as AFS' mature funds run off and as AMP Capital Investors continues to penetrate external retail and wholesale markets and new geographic markets in Asia.

An overview of each of AMP Capital Investors' key sources of funds is outlined below:

(a) **AFS (mature)**

AFS no longer actively sells mature products; however, they still contribute significantly to the amount of AFS funds managed by AMP Capital Investors. As these products are now closed to new business, the assets will decline over the long term as the portfolio runs off.

(b) **AFS (contemporary)**

AMP Capital Investors is the leading provider of investment products to AFS in Australia and New Zealand. The contemporary business refers to all AFS product platforms, which are actively sold and include a range of investment, savings, superannuation, risk and retirement income products.

As at 30 June 2003, AMP Capital Investors managed over 50% of the underlying funds invested on behalf of AFS and its customers.

AMP Capital Investors maintains a leading position with AFS by offering a range of competitively positioned investment products across the spectrum of risk and return requirements of AFS' customer base.

(c) **External retail market**

AMP Capital Investors is seeking to expand its presence in the retail market by targeting independent financial planners in Australia and New Zealand and self directed superannuation investors in Australia.

Historically, AMP Capital Investors has relied on AFS for access to the retail market. However, there are opportunities for AMP Capital Investors to grow its market share of fund flows from the independent financial planner market. These opportunities are arising because of the trend towards independent planners distributing wealth management products across a range of non-aligned investment managers.

AMP Capital Investors also intends to target self-directed superannuation investors directly by packaging products in certain asset classes, particularly property and private capital for the retail market. Until early 2003, AMP Capital Investors only offered these products to domestic institutional investors.

(d) **External wholesale market**

AMP Capital Investors is a leading wholesale investment manager with recognised expertise in property, domestic equities, domestic fixed income and private capital. AMP Capital Investors has specialist wholesale teams which cover major institutional clients in the Australian and New Zealand markets. Its client base is widespread rather than being reliant on a select few. The top five clients by FUM contribute 13% of external wholesale revenue, while the next five clients by FUM contribute 10% of external wholesale revenue.

AMP Capital Investors is seeking to strengthen revenues from the wholesale market by developing closer relationships with core clients and by delivering to them tailored product solutions.

As wholesale clients are often advised by specialist asset consultants, AMP Capital Investors' strategy includes maintaining strong relationships with a range of these consultants.

4.3.6 Investment performance

AMP Capital Investors' investment performance across a range of representative funds in Australia and New Zealand is compared with benchmark returns in the tables on the adjacent page:

Australian investment performance[1]

	Fund size as at 30 June 2003	One year to 30 June 2003		Three years to 30 June 2003		
		Actual	Benchmark	Actual	Benchmark	Benchmark
	$bn	% pa	% pa	% pa	% pa	
Diversified						
Aust Balanced Growth (after tax and fees)	3.2	(2.4)	(1.8)	(0.7)	0.0	Competitors' median
Australian Fixed Income						
AFS Contemporary	3.0	10.2	9.7	8.0	7.8	UBS Fixed Debt
SMP composite	0.7	10.1	9.8	7.9	8.0	UBS Comp Bond All Mat
Australian Equities	5.7	(1.3)	(1.7)	2.5[2]	0.7	ASX 200
Active Quant	0.6	(2.1)	(1.7)	1.7	0.7	ASX 200
Enhanced Index	1.5	(1.7)	(1.7)	1.5	0.7	ASX 200
Capital	0.9	(2.9)	(1.7)	(0.1)	0.7	ASX 200
Value Plus	1.3	1.3	(1.7)	8.6[3]	0.7	ASX 200
International Equities	3.1	(21.7)	(18.5)	(18.6)	(16.3)	MSCI World Accum (unhedged)
Direct Property	3.1	10.1	11.1	9.5	10.4	Mercer Property Index
Private Capital	0.5	3.3	(1.7)	(4.6)	0.7	Internal monitor – ASX 200

Notes:
1. All returns are before fees and tax unless stated otherwise.
2. Overall Australian Equities includes Value Plus return of 8.6% per annum for the 2½ years to 30 June 2003.
3. Value Plus return of 8.6% per annum is for the 2½ years to 30 June 2003.

New Zealand investment performance

	Fund size as at 30 June 2003	One year to 30 June 2003		Three years to 30 June 2003		
		Actual	Benchmark	Actual	Benchmark	Benchmark
	NZ$bn	% pa	% pa	% pa	% pa	
NZ Equities						
Active	0.1	13.7	10.2	9.5	7.1	NZSE 40
Passive	0.1	11.8	12.3	5.5	5.9	Russell/JB Were Tradable Index
Strategic Equity Growth Fund	0.1	13.0	16.0	n/a	n/a	NZ Equity Average Index
NZ Fixed Income	0.2	12.8	11.8	9.4	8.6	CSFB NZ Stock Gross Returns Index
NZ Cash	0.1	6.2	6.0	6.2	6.1	CSFB Bills Index
Property	0.1	8.5	n/a	8.0	n/a	n/a
Global Equities						
Active	0.1	(13.5)	(19.0)	(16.2)	(19.1)	MSCI World Gross Index (expressed in NZ$)
Passive	0.1	(18.6)	(18.4)	(20.1)	(20.5)	AMP World Index (expressed in NZ$)

Note:
All returns are before fees and tax unless stated otherwise.

4.3.7 Operational platform

All back office operations including funds administration, trade processing, and custodian services are outsourced to third parties, mainly to BNP Paribas Securities Services ("BNP") (formerly Cogent, which AMP sold to BNP in September 2002). The administration services contract with BNP is for a period of five years from the date of disposal and includes a number of service level enhancement provisions.

4.4 Cobalt/Gordian

AMP's general insurance run-off portfolio and management businesses comprise:

- the Gordian and TGI run-off portfolios; and
- Cobalt, a wholly owned specialist run-off manager which manages the Gordian and TGI run-off portfolios.

Gordian contains the former GIO Reinsurance portfolio, which was closed to new business in 1999. The business written from the commencement of operations in 1986 was primarily London market and US denominated reinsurance. Gordian also contains the old GIO Corporate Insurance Portfolio, which ceased accepting new corporate insurance business during 1999.

TGI contains the residual portfolios of the old AMP corporate insurance portfolio not divested to Suncorp Metway in 2001. TGI also contains other small miscellaneous insurance portfolios. The majority of underwriting by TGI ceased in 2001. Cobalt is a specialist insurance run-off manager and provides a comprehensive range of services to the AMP run-off portfolios and to some non-AMP insurance clients. Both Gordian and Cobalt include small operations in the United Kingdom, the majority of which will continue to remain with AMP rather than HHG after the Demerger.

On 4 December 2002, AMP announced that it was considering various options to realise value in the run-off portfolio and management businesses. Possible alternative transaction structures under consideration include the sale of all or part of the businesses or some form of restructure and/or reinsurance arrangement. If these alternatives are not acceptable, the businesses will be retained. Any such transaction may require the approval of APRA and the FSA, depending on the portfolio affected.

In the event that these businesses are sold, restructured or reinsured, it is expected that any capital release would be applied by AMP to further restructure internal and external debt.

While there can be no certainty that a transaction involving all or any of these businesses will occur, there is a possibility such a transaction will take place before the Effective Date of the Scheme. At present, there can also be no certainty of the terms and conditions of any such transaction or the financial effects of such a transaction on AMP.

4.5 Corporate office

The primary role of AMP's corporate office is to support the Chief Executive Officer, the business units and the Board by:

- managing relationships with external stakeholders;
- setting the overall strategic direction;
- challenging and monitoring business performance; and
- sourcing and allocating key resources across the AMP Group.

AMP has chosen an activist model for the role of its corporate office under which each business unit enjoys a reasonable amount of autonomy, with full accountability, while the corporate office works with each business unit to provide support and monitor its activities.

After the Demerger, the corporate office will continue to provide the following functions: finance, strategy, human resources, legal and regulatory, secretariat, corporate and public affairs.

It is expected that after the Demerger AMP's corporate office will be restructured and reduced in size as a result of the reduction in global responsibilities and the tighter integration of support function roles with the local business units. Further details of the proposed changes to the corporate office are set out in section 4.6.3.

4.6 Directors, senior management and employees

4.6.1 The AMP Directors and corporate governance

(a) **AMP Directors**

The AMP Board after the Demerger will comprise a non-executive Chairman, five other non-executive Directors and one executive Director. All are currently Directors of AMP Limited, other than Peter Mason, whose appointment is effective from 20 October 2003. Lord Killearn and Roger Yates, who are currently Directors, will be retiring from the AMP Board on or before the Demerger Date. The executive Director (Andrew Mohl) and one of the non-executive Directors of AMP (Pat Handley) have also been appointed to the HHG Board.

(b) **Biographical information**

Details of the AMP Directors after the Demerger are as follows:

Peter Willcox, BA (Hons), MA, age 58. Chairman

Joined the AMP Limited Board in September 2002. Appointed Deputy Chairman in December 2002 and Chairman in February 2003.

Experience: 28 years' experience in the international petroleum industry. Former Chief Executive Officer BHP Petroleum. Previously a director of BHP Limited, Lend Lease Corporation Limited, Schroders Holdings Australia Limited, James Hardie Industries Limited, North Limited, F H Faulding Limited, Woodside Petroleum Limited, Energy Developments Limited, Tejas Gas Corporation (USA) and Hamilton Oil Corporation (USA).

Other directorships: Chairman of Mayne Group Limited since January 2003.

Andrew Mohl, BEc (Hons), age 47. Managing Director and Chief Executive Officer

Appointed Managing Director and CEO of AMP Limited in October 2002. A Director of AMP Life Limited since December 1999 and of AMP Bank Limited since December 1999. A Director of HHG since October 2002.

Experience: 20 plus years' financial services experience, including more than six years at AMP. Previously Managing Director of AMP Financial Services from 1999 to 2002. Prior to this role, Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds. Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services, leading the transformation of advice based distribution and the development of AMP's multi-channel distribution platform. Former ANZ Senior and Chief Economist (1986–1990) and Managing Director ANZ Funds Management (1993–1996). Past Deputy Head of Research at the Reserve Bank of Australia.

Richard Grellman, FCA, age 53

Appointed to the AMP Limited Board in March 2000. A Director of AMP Life Limited since November 2001.

Experience: 32 years experience in the accounting profession. Partner of KPMG from 1982 to 2000. Member of KPMG's National Board from 1995 to 1997 and National Executive from 1997 to 2000. Independent Financial Expert for AMP's demutualisation and Investigating Accountant for AMP's prospectus and listing in connection with the demutualisation.

Other directorships: Chairman of the Board and Council of the NSW Motor Accidents Authority since 1994 and Chairman of Cryosite Limited since December 2002. Director of Atlas Group Holdings Limited since February 2003.

Roger Patrick (Pat) Handley, BA, MBA, age 58

Appointed to the AMP Limited Board in April 2003. A HHG Director since June 2003.

Experience: Over 30 years' international financial services experience. Former Executive Director and Chief Financial Officer of Westpac Banking Corporation from 1993 to 2001. Previously he was a Chairman and CEO of County Savings Bank (USA), Chief Financial Officer of Bank One Corporation (USA) and a director of Suncorp Metway Limited.

Other directorships: Chairman of Pacific Brands Limited since 2001.

Meredith Hellicar, BA, LLM (Hons), age 49

Appointed to the AMP Limited Board in March 2003.

Experience: 15 plus years' senior executive experience in the oil, coal, logistics, legal and financial services industries. Previously Managing Director TNT Logistics Asia, Chief Executive of Corrs Chambers Westgarth and Managing Director of InTech Financial Services Limited.

Other directorships: Director of James Hardie Industries NV since 1992, NSW Treasury Corporation since 2003, Southern Cross Airports Group since 2003, Amalgamated Holdings Limited since 2003 and HIH Claims Support Limited since 2001. Chairman of HLA Envirosciences since 2002 and the Sydney Institute since 1998.

Peter Mason AM, BA Com (Hons), MBA, age 57

Appointed to the AMP Limited Board with effect from 20 October 2003.

Experience: Over 30 years' experience in investment banking. Previously a director of the Lloyds Banking group investment banking business in Australia and the United Kingdom, Chairman and Joint Chief Executive of Schroders Australia Limited and Group Managing Director of Schroders' investment banking businesses in the Asia Pacific region.

Other directorships: Director of Mayne Group Limited since 1992 and a member of the Council of University of New South Wales. Chairman of JP Morgan Chase Bank group in Australia, having previously been Chairman and Joint Chief Executive of Ord Minnett, the Australian investment banking group, when it was acquired by JP Morgan.

Nora Scheinkestel, LLB (Hons), PhD, MAICD, age 43

Appointed to the AMP Limited Board on 1 September 2003.

Experience: Formerly a senior banking executive in international and project financing. Previously held positions with CRA Limited, Macquarie Bank, Chase AMP and Deutsche Bank where, as head of the Project Finance Unit, she was responsible for the development and financing of major projects in Australasia and South East Asia. Through her consulting practice, Dr Scheinkestel has assisted government, corporate and institutional clients in areas such as corporate governance and project and structured finance. An associate Professor at the Melbourne Business School at Melbourne University. Previous directorships include North Limited, IOOF, Medical Benefits Fund of Australia Limited, City West Water Limited.

Other directorships: Director of Newcrest Mining Limited since 2000, Paperlinx Limited since 2000 and Hydro Tasmania since 2001 and Chairman of South East Water Limited since 2002.

(c) **Composition of the AMP Board**

The size and composition of the AMP Board is subject to the limits set out in AMP's constitution which requires a minimum of three Directors and a maximum of 16 Directors.

In view of AMP's shareholding interest of approximately 15% in HHG, AMP and HHG have agreed that AMP shall be entitled to nominate one non-executive director to the HHG Board for so long as AMP holds (whether directly or indirectly) at least 5% of the issued capital of HHG, subject to the HHG Board nomination committee recommending the proposed non-executive director. In accordance with this agreement, Pat Handley will remain on the HHG Board as the AMP nominated representative.

Mr Mohl is a Director of AMP and also a non-executive director of HHG. The Directors believe it is appropriate that Mr Handley and Mr Mohl hold both directorships, even though this may give rise to a potential conflict of interest in some instances. The Board has standard procedures in place to deal with conflicts of interest (see below).

Directors are required to keep the AMP Board advised, on an ongoing basis, of any interests which could potentially conflict with those of AMP. If a potential conflict of interest does arise, the Director concerned does not receive the relevant Board papers and leaves the Board meeting while the matter is considered.

As a consequence of Mr Handley and Mr Mohl each being a director of both AMP and HHG, the Corporations Act requires that this document contain the report of an independent expert, stating whether in the expert's opinion the Scheme is in the best interest of AMP Shareholders. That report is set out in full in section 12.

One third of the Directors must retire from office at each annual general meeting. Each Director, other than the Managing Director, must, in any event, retire from office at the third annual general meeting after they were last elected. In either case, the retiring Directors may offer themselves for re-election. The term of non-executive Directors will generally be no longer than nine years. Any non-executive Director remaining on the Board after nine years will be subject to annual re-election by AMP Shareholders.

(d) **AMP Board committees**

The Board will continue to have three standing Board committees, as outlined below. Each of the committees is composed of only independent non-executive Directors. Other committees may be established from time to time to consider matters of particular importance.

- The Board Audit and Compliance Committee assists the Board to discharge its corporate governance responsibilities, including the business's relationship with, and the independence of, the external auditor; the reliability and appropriateness of the disclosure of the financial statements and external financial communications and the maintenance of an effective business risk management framework, including compliance and internal controls and monitoring of the internal audit function. After the Demerger, members will be Richard Grellman (Chairman), Pat Handley and Nora Scheinkestel.
- The Board Nomination Committee supports and advises the Board on composition and succession planning for the Board. It is also responsible for the processes involved in reviewing the Board's performance, for new Directors' orientation and education and the ongoing development of all Directors. After the Demerger, members will be Nora Scheinkestel (Chairman), Richard Grellman and Peter Willcox.
- The AMP Remuneration Committee serves as an advisory committee to the Board, providing advice relating to the effectiveness, integrity and legal compliance of AMP's remuneration programs (including share and performance right plans), protocols and practices. The Committee may engage independent remuneration consultants where appropriate. Key responsibilities include annually

reviewing and recommending to the Board the total remuneration package of the Managing Director and Chief Executive Officer. After the Demerger, members will be Meredith Hellicar (Chairman), Peter Mason and Peter Willcox.

(e) **ASX corporate governance principles**

The ASX Corporate Governance Council has released Principles of Good Corporate Governance and Best Practice Recommendations.

The ASX Listing Rules require companies to provide a statement on whether or not they follow the recommendations. AMP endorses the 10 essential corporate governance principles and already follows most of the best practice recommendations. AMP intends to include commentary on these principles in its Annual Report for the financial year ending 31 December 2003.

4.6.2 Senior management team

The details of the AMP senior management team after the Demerger are set out below.

Andrew Mohl

Managing Director and Chief Executive Officer

Age: 47

Biography included in section 4.6.1.

David Cohen

General Counsel

Age: 43

David was appointed General Counsel in January 2003 and is responsible for AMP's legal affairs, providing legal advice and counsel to the AMP Board, management and businesses. Prior to joining AMP, David was a partner with the law firm Allens Arthur Robinson for over 11 years, where he led the firm's national funds management, superannuation and real estate practices.

Marc de Cure

General Manager, Strategy and Development

Age: 45

Marc was appointed General Manager, Strategy and Development in October 2002. Previously, Marc was Chief Financial Officer of AMP for three years. Prior to joining AMP, Marc spent 10 years as a partner with PricewaterhouseCoopers, which included a six month secondment to AMP as Group Financial Controller in the lead up to AMP's demutualisation. Marc's responsibilities include strategy, mergers, acquisitions and divestments, corporate IT and development.

Following the Demerger, it is planned that Marc de Cure will leave AMP in the first quarter of 2004. The Strategy and Development team and the Human Resources team will report to Peter Hodgett.

Craig Dunn

Managing Director, AMP Financial Services

Age: 40

Craig was appointed Managing Director, AMP Financial Services in September 2002. Prior to this, Craig spent six months as Director, Office of the CEO. Craig joined AMP in January 2000 as Corporate Strategy Executive and was appointed Managing Director, AMP Banking, in February 2001. Prior to joining AMP, Craig was Chief Executive Officer of a Malaysian based insurance company, a joint venture of Colonial Limited.

Peter Hodgett

General Manager, Human Resources

Age: 48

Peter was appointed General Manager, Human Resources in October 2002 and will also assume responsibility for Strategy and Development. Peter has worked for AMP for over 17 years in a wide variety of operational and corporate roles. He has held positions as Director, Corporate Strategy; Global Director of Finance and Operations in HGI; Director, Product Development and Integration within AMP Financial Services; and Chief Actuary during AMP's demutualisation.

Paul Leaming

Chief Financial Officer

Age: 49

Paul was appointed Chief Financial Officer in October 2002 and has held senior finance positions within AMP for the past five years. Prior roles include Corporate Finance Director, leading management reporting and financial reporting for AMP's worldwide businesses, and Finance Director for AMP Financial Services. Before joining AMP in 1998, Paul was Chief Financial Officer of Macquarie Bank and worked in various senior finance positions within the bank, and its predecessor Hill Samuel, for 15 years.

Christine McLoughlin

General Manager, Office of the Chief Executive Officer

Age: 41

Christine was appointed General Manager of the Office of the CEO in October 2002, with responsibility for regulatory affairs, corporate secretariat, corporate social responsibility, administrative issues in relation to the Office of the General Counsel and providing executive support to the CEO. Prior to this, she was Board Executive and Company Secretary. Christine joined AMP in 1997 as Group Executive Legal Counsel and in 1999 was appointed Director of Corporate Services for AMP's asset management business. Prior to joining AMP Christine was Optus Communications' Corporate Counsel and with Allen Allen & Hemsley.

Matthew Percival

General Manager, Corporate and Public Affairs

Age: 52

Matthew joined AMP in October 2000 and has responsibility for communications and relationships with a broad variety of stakeholders. Matthew was previously Group General Manager, Public Affairs at Colonial. Prior to this, he was General Manager, Public Affairs at Carlton & United Breweries, and General Manager, Group Public Affairs at ANZ Banking Group. He also has experience as a ministerial adviser.

Jack Ritch

Managing Director, AMP Capital Investors

Age: 61

Jack was appointed Managing Director, AMP Henderson Global Investors (to be called AMP Capital Investors after the Demerger) in 1999. Previously, Jack was Director of Property, during which time he was responsible for managing AMP's $9 billion property portfolio, comprising some of Australia's best known properties. Jack has held a variety of roles since he joined AMP in 1958.

4.6.3 Employees

(a) Employee matters

AMP staff are employed pursuant to an enterprise agreement which is underpinned by the AMP Employees' Award 2002 or, in the case of more senior employees, individual contracts of employment. The Demerger will not affect the operation of the enterprise agreement or the award and is not expected to affect AMP's relations with the Finance Sector Union of Australia.

The remuneration philosophy of AMP following the Demerger will provide an effective reward system that recognises critical roles, talented employees and strong performance, as well as fairly remunerating employees. This will be achieved through a market competitive base salary and, where appropriate, cash based short term incentives and long term incentives comprising selective grants of performance rights and occasionally restricted shares.

As a result of the Demerger, AMP will become a smaller organisation with a regional focus in Australasia. The new structures for AMP's corporate office and support functions will be implemented in late 2003 and during 2004. The smaller structures will mean fewer positions are required and will result in a total reduction across AMP of approximately 100 employees, most of which will be from roles within the Australian corporate office.

In addition, during the second half of 2003, AMP Capital Investors' overall headcount will reduce by 120 employees with the divestment of the management of the Australian listed property trusts and the transfer of ownership of several shopping centres. The majority of affected employees will be transferred to the acquirer; however, approximately 30 employees will be retrenched.

It is estimated that after the Demerger and the reductions referred to above, AMP will comprise approximately 4,000 full time equivalent roles and 4,100 actual employees. These figures are estimates only, as in the process of implementing the new structures, consistent with AMP's flexible work policy, the business may choose to employ people on a part time or flexible basis to fill full time positions.

Consistent with normal business practice, AMP will continue to seek to improve efficiency and review processes and business activities. As a result, further reductions in positions may occur.

Employees will be offered redeployment opportunities where available consistent with AMP's Redeployment, Retrenchment and Redundancy Policy, or the enterprise agreement, whichever applies to the employee. A structured selection process will be followed in filling available roles in AMP to ensure equity and fairness and that talent is retained where possible. Where redeployment is not available, employees will be supported with appropriate severance retrenchment benefits.

AMP has developed and implemented a program to retain certain key staff who are either critical to the Demerger process or to ensuring that business as usual is maintained for those parts of AMP's businesses significantly impacted by the Demerger (see section 10.16). The total cost of these arrangements in respect of employees in AMP's Australasian businesses is approximately $12.7 million (before tax).

(b) Employee superannuation

AMP contributes to its employees' superannuation via the AMP Officers' Provident Fund for Australian based employees and the AMP (New Zealand) Staff Superannuation Plan for New Zealand based employees. Both superannuation funds provide benefits for employees and their dependants on resignation, retirement, disability or death of the employee. A number of members in both funds have benefits based on defined benefit arrangements. However, new employees are offered only defined contribution style benefits.

4.7 Credit ratings

Rating agencies assign two main types of ratings to companies within the AMP Group, counterparty credit ratings and insurer financial strength ratings. A counterparty credit rating measures the overall creditworthiness of the company, while an insurer financial strength rating measures policyholder claims paying ability. In assigning these ratings, agencies review a variety of factors, including profitability, business position, management and strategy, capital structure and financial flexibility.

Certain companies in the AMP Group are rated by Standard & Poor's (Australia) Pty Limited ("Standard & Poor's") and Moody's Investors Service Pty Limited ("Moody's"). As at the date of this document, the primary ratings assigned to those major AMP companies which will form part of the AMP Group after the Demerger are as set out in the table below. Credit ratings are not market ratings, nor are they recommendations to buy, hold or sell any security. Ratings are subject to revision or withdrawal at any time. These ratings influence AMP's ability to obtain funding and the cost of that funding, and can consequently impact AMP's financial performance.

Ratings assigned to major AMP companies

	Standard & Poor's		Moody's	
	Rating	Definition	Rating	Definition
Insurer financial strength ratings				
AMP Life Limited	A+	Strong	A1	Good
Counterparty credit ratings				
AMP Group Holdings Limited – long term	BBB+	Adequate	Baa1	Adequate
AMP Group Holdings Limited – short term	A-2	Satisfactory	n/a[1]	n/a[1]
AMP Bank Limited – long term	BBB+	Adequate	Baa1	Adequate
AMP Bank Limited – short term	A-2	Satisfactory	P-2	Strong

Note:

1. Moody's does not assign a short term rating to AMP Group Holdings Limited.

All AMP's ratings assigned by both Standard & Poor's and Moody's are currently on "Negative Outlook". Negative Outlook means that the rating may be lowered over the medium to longer term. A Negative Outlook is not necessarily a precursor to a ratings change.

AMP continues to target a strong "A" financial strength rating for AMP Life and a strong "BBB" counterparty credit rating for AMP Group Holdings after the Demerger.

4.8 Risk factors

After the Demerger, AMP will continue to be subject to various risk factors. These risks should be considered in connection with any forward looking statements in this document. One or more or a combination of these risks could materially impact the profitability of AMP and its financial position and therefore may affect, among other things, AMP's ability to pay dividends and the level of capital available to support the businesses.

AMP has a risk management framework, policies and associated practices to help mitigate and manage some of these risk factors. Further details on AMP's risk management framework are contained in section 4.9.

The principal risk factors which could impact AMP are described below.

(a) Economic conditions

AMP's financial performance is significantly affected by changes in economic conditions both globally and in the particular countries in which AMP conducts business. These changes may influence the investment performance of the various funds and shareholders' funds, and operating margins, as well as the demand for financial products and services.

(b) Investment market conditions

AMP's profitability and financial position is substantially impacted by investment market conditions in a number of ways. In particular, it impacts AMP's ability to pay interest and dividends and the level of capital to support AMP's business units. This is because:

- the rate at which future actuarial liabilities can be discounted is based on the level of long term interest rates. The liabilities in respect of certain products, notably annuities, vary as interest rates fluctuate. Where this is the case it would be usual to attempt to match the liabilities with assets whose sensitivity to interest rates is the same as, or similar to, that of the liabilities. However, to the extent that such asset liability matching is not practicable or fully achieved there may be fluctuations in the difference between assets and liabilities. Interest rate fluctuations could therefore have a material adverse effect on AMP's profitability and financial position;
- some AMP products are non-investment linked, which means that AMP is required to pay the policyholder certain benefits even if the return that AMP receives from the relevant investments is less than the benefit AMP is required to pay;
- a significant proportion of AMP's profits is derived from the investment performance (both income and net realised and unrealised capital gains or losses) of AMP Life's statutory funds. This is divided between shareholders and policyholders in accordance with legislation regarding the allocation and distribution of profits of statutory funds;
- fee income on AMP's investment linked business and investment management business is mainly based on the level of assets under management. A deterioration in investment market conditions may lead to a decline in AMP's assets under management;
- investment performance also impacts the level of investment income derived from shareholder funds and in turn AMP's financial position. AMP has recently revised its investment mix for its shareholder funds, introducing derivative overlays to allow a part of the equity market upside while protecting against any equity market downside. This strategy aims to provide greater security for shareholders in times of adverse market conditions and to reduce the volatility of shareholder earnings; and
- AMP is required to review the carrying value of its subsidiaries on an ongoing basis. Investment market conditions, together with other factors such as demand for financial products and services and competition, directly impact on the market value of these businesses. Subsidiaries held by life companies are required to be held at market value and therefore AMP may need to decrease its carrying value of these businesses if their market valuation falls below current carrying values.

(c) Demand for financial products and services

Demand for AMP's financial products and services is impacted by changes in investment markets and economic conditions. For example, weak equity markets can discourage customers from investing. In turn, this can lead to lower new business sales as well as increased outflows, which can increase pressure on margins and unit costs. In turn, this may result in reduced profitability.

Demand for AMP's financial products and services is also impacted by AMP Capital Investor's past investment performance relative to the past investment performance of its peer investment managers. If AMP Capital Investors underperforms its peer investment managers for a prolonged period, the demand for AMP's financial products and services, particularly financial products where the investments are managed by AMP Capital Investors, may be materially adversely affected, which in turn may adversely affect AMP's profitability and financial position.

Also, in line with industry trends in the Australian and New Zealand life insurance markets, AMP is selling less traditional regular premium, non-investment linked business and more single premium, investment linked business. While this changed product mix generally requires less capital, it also reduces profit margins for new business. AMP's profit margins may be impacted unless it can generate

sufficient profits from future new business to offset the eventual decline in flow of profits to shareholders from the business currently in-force. The volumes and profitability of future new business, as well as the rate of outflows of mature products, are therefore significant factors affecting the value of AMP, but they cannot be predicted with certainty.

(d) **Brand**

The AMP brand is highly recognisable in Australia and New Zealand and has achieved leading brand awareness in the life insurance and superannuation markets in both countries over many years.

In recent years, AMP has received adverse publicity, primarily relating to the significant fall in its share price and the factors which have given rise to this fall (including writedowns and the difficult conditions experienced in the United Kingdom). This has damaged AMP's corporate reputation and led to a decline in confidence and sentiment towards the brand. This is further compounded by customer and shareholder confusion over the relationship between the performance of the AMP Share price and the performance of their AMP product holdings.

Although difficult to measure, a decline in corporate reputation can contribute to lower new business sales, greater outflows and, ultimately, reduced profitability.

Nevertheless, the Directors expect AMP's corporate reputation to strengthen, as discussed in section 4.1.6. AMP has also implemented a communications, brand and sponsorship strategy which is focused on building trust and confidence in the AMP brand.

(e) **Loss of planners**

AMP has the largest number of planners in the Australian and New Zealand markets. Failure to attract or retain planners could have a material adverse impact on AMP's business.

This risk is mitigated through the strength of AMP's value proposition, its ability to recruit and develop new planners and the contractual arrangements it has with its planners.

(f) **Competition**

The wealth management industry in which AMP operates in Australia and New Zealand is becoming increasingly competitive. Factors contributing to this include industry deregulation, mergers, changes in customers' needs and preferences, entry of new participants, development of distribution methods and increased diversification of product mix by major competitors. Responses to increased competition may include lower prices, or increased costs (such as marketing), or both, which may reduce overall profitability.

AMP is one of the largest financial services companies in Australia and New Zealand. The Directors believe that, after the Demerger, AMP will be well positioned to withstand increases in competition.

(g) **Changes in government policy or legislation**

After the Demerger, AMP will continue to provide life insurance, investment, risk insurance, general insurance, banking and superannuation products. Providers of these products in Australia are subject to various legislative and prudential requirements, including the Corporations Act 2001 (Cth), the Life Insurance Act 1995 (Cth), the Insurance Act 1973 (Cth), the Banking Act 1959 (Cth), the Superannuation Industry (Supervision) Act 1993 (Cth) and the Financial Services Reform Act 2002 (Cth). This regulatory regime is complex and is subject to change.

AMP is subject to ongoing review and enquiries by regulators regarding compliance with regulations. If AMP does not meet its regulatory requirements, it may suffer penalties, such as fines or obligations to pay compensation or the cancellation or suspension of authority to conduct business. Non-compliance with regulation may also give rise to adverse publicity for AMP. AMP cannot predict the impact of future legislation and regulatory change on its business. However, as the amount and complexity of the regulation increases, so may the cost of compliance and the risk of non-compliance. The Board Audit and Compliance Committee, as outlined in section 4.6.1, assists the Board to discharge its regulatory compliance requirements.

AMP may be adversely affected by changes in government policy or legislation applying to companies in the wealth management industry. These include possible changes in relation to the taxation treatment of financial products and services, retirement incomes policy, greater consumer choice as to employer sponsored superannuation funds, fee caps, elimination of trail commissions, disclosure of commissions, compliance requirements and solvency standards. The changes may affect AMP's existing and future business by, for example, causing customers to cancel existing policies or reduce superannuation contributions or requiring AMP to change its range of products and services, redesign its technology or other systems incurring significant expense, retrain its staff and planners, pay additional tax, hold more capital or incur other costs. Some changes may also enhance AMP's business opportunities.

AMP is required to meet the solvency and capital adequacy standards prescribed by APRA and other regulators. Any significant change in the standards prescribed by regulators may have a significant impact on the profitability and financial position of AMP. At the present time, no such changes are anticipated. AMP carries more capital than currently required by APRA (see section 5.3.3), giving it the opportunity to withstand some increases in regulatory capital without requiring additional capital.

The Financial Services Reform Act commenced in March 2002 with an extended transition period. It extends the consumer protection measures applying to the sale and ongoing servicing of life and general insurance, superannuation, managed investments and bank deposits. Increased transparency of fees and high standards for advice associated with sales and ongoing servicing apply, with more specific rights for consumers to seek compensation for inappropriate presale disclosure or mis-selling by planners. AMP has upgraded its risk and compliance management systems as a result.

As AMP has one of the largest financial planning groups in Australia, significant changes in government policy or legislation in relation to the sale and ongoing servicing of life and general insurance, superannuation, managed investments and bank deposits may fundamentally impact AMP's strategy and operating performance.

(h) Operational risk

Exposure to unexpected financial and reputational losses arising from the way in which AMP conducts its business operations, including its computer systems, people, planners, manual processes, service providers, outsourcing of the management and supply of its information technology infrastructure and any material litigation or regulatory action determined against AMP, may have an adverse effect on the earnings and the assets of AMP.

The financial statements of AMP (see section 5) contain provisions for some of these risks and generally disclose certain identified contingent liabilities in accordance with applicable accounting standards. Given the inherent uncertainty in predicting the outcome of events that may occur in the future, there can be no assurance that such provisions or disclosure adequately address all outcomes that may arise in the future.

While many of these risks are mitigated through appropriate preventative controls (for example, corporate and business unit policies, standardised processes, and the operation of administratively pervasive computer systems) as well as detective controls (for example the reporting, investigation and monitoring of unusual events by management), some risk will always remain.

(i) Foreign exchange risk

Foreign exchange risk is the risk of AMP sustaining loss through adverse movements in exchange rates. Such losses can impact both AMP's reported earnings and the maintenance of statutory ratios. From an operational perspective, AMP faces exposure to foreign exchange risks through direct foreign income and expenses, the settlement of foreign currency denominated assets and liabilities and the earnings of non-Australian subsidiaries.

From a financial perspective, the Directors intend that AMP will retain the majority of the Pounds Sterling and other non-Australian dollar denominated debt currently held by AMP before the Demerger. At present, these debt instruments are maintained in Pounds Sterling or swapped to Pounds Sterling and hedged against AMP's operations in the United Kingdom. AMP will enter into hedges to minimise the foreign exchange risk which is expected to arise on these debt instruments and swaps as a result of the Demerger.

(j) **Interest rate risk**

Interest rate risk is the risk of loss arising from the mismatch of interest repricing events relating to interest bearing corporate liabilities and interest bearing assets held as part of the corporate liquidity portfolio. A similar interest rate risk applies in relation to the mismatch of interest repricing events relating to the AMP Banking portfolio.

Interest rate risk is also a significant component of risk for AMP Life, particularly in the potential mismatch risk of interest rate movements having a more significant impact on assets than liabilities or vice versa. This is explained further under investment market conditions above.

(k) **Funding risk**

Funding risk is the risk of one or more of AMP's sources of borrowing being eliminated or of a steep increase in borrowing costs occasioned by either a systemic or a company specific event.

AMP's corporate treasury team manages AMP's portfolio of corporate debt, equity and quasi equity facilities to provide funding for existing business and growth opportunities. In addition, committed standby facilities are maintained for liquidity purposes.

(l) **Counterparty credit risk**

Counterparty credit risk is the risk that default by a counterparty will result in a financial loss to AMP. Although counterparty credit risk will exist in most parts of AMP, the risk is likely to be greatest in AMP Banking and the AMP Life investment portfolios managed by AMP Capital Investors. AMP Banking has its own credit risk committee and credit policies, delegations and limits. Significant counterparty credit risk may also arise from the reinsurance activities undertaken by the run-off insurance operations. These risks are also managed directly by the business.

AMP Life maintains limits on all credit exposures and measures these regularly as part of its mandate compliance system, reporting any breaches and corrective action. This comprises limits on exposure to a particular grade of credit, and limits on particular counterparties. Exposures to equities are limited by reference to the appropriate market index and a tracking error to control deviations in total, and at a stock level, away from that index. Total exposures (including credit and equity exposures) to any counterparty are regularly monitored and reported to senior management and the Board.

AMP's corporate treasury team oversees counterparty credit risk monitoring activities throughout the organisation.

(m) **Loss of personnel**

AMP has a large base of qualified and experienced management personnel. AMP's future success will depend on its continued ability to attract and retain highly skilled and qualified personnel. There can be no assurance that key personnel will continue to be employed by, or contracted to, AMP or that AMP will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse impact on AMP's business. To assist the retention of key employees over the Demerger process, AMP has entered into Restructure and Employee Retention Arrangements with key employees integral to either the Demerger or business as usual activity for those parts of AMP's businesses significantly impacted by the Demerger. These arrangements are discussed in section 4.6.3(a).

(n) **Uncertainty in outstanding claims liabilities and policy liabilities**

AMP maintains liabilities in respect of outstanding claims and unexpired insurance exposures, for its discontinued general insurance and reinsurance businesses. The outstanding claims liability comprises claims which have been reported but not yet paid, claims incurred but not yet reported, claims incurred but not enough reported and the anticipated direct and indirect costs of settling these claims. The assessment of these liabilities requires estimates of future premium and claims incidence, amounts and development, taxation, inflation and other economic factors, reinsurance and other recoveries and doubtful debt experience. The liabilities are discounted to their net present value as at the balance date, and a risk margin is added to increase the probability that the liability is adequately provided.

Although AMP maintains and undertakes regular actuarial reviews of its claims and liabilities to ensure an appropriately high probability of sufficiency, the assessment of these liabilities is an inherently uncertain process. In addition, unexpected events can give rise to a need to make additional provisions. As a result, these liabilities may prove to be inadequate. This may result in a material adverse impact on AMP's profitability and financial position.

AMP also maintains liabilities for future policy benefits and unpaid claims in its life insurance business. The calculation of policy liabilities depends on estimates of expected future revenue and expenses. These estimates are based on actuarial and statistical projections made on the basis of the facts and circumstances known at a given time, estimates of likely future trends such as mortality, morbidity and persistency, and assumptions about future investment returns, expenses and inflation rates. Although AMP maintains policy liabilities in excess of those based on best-estimate assumptions, actual results and conditions may be different from those assumed, resulting in the amounts of those liabilities being less than adequate.

As a result of the inherent uncertainties in assessing outstanding claims liabilities and policy liabilities, there can be no certainty that the ultimate costs will not materially exceed those supported by the amounts of AMP's calculated liabilities. This may result in a material adverse impact on AMP's profitability and financial position.

(o) **Contingent liability for disposed businesses**

In recent years, the AMP Group has disposed of a number of businesses and portfolios to third parties. Typically, the sale agreements for these disposals provide for warranties and indemnification for specified periods in relation to certain matters concerning the businesses and portfolios disposed. While AMP has no knowledge that it has any liability under these warranty and indemnification arrangements (which is not appropriately provided for), the possibility of liability may arise and any such liability may be material.

4.9 Risk management framework

AMP is exposed to the risk of unexpected financial and reputational loss from the way it conducts its business operations. To mitigate this risk, AMP has established a risk and assurance framework, which aims to:

- assist management to discharge its corporate and legal responsibilities; and
- assure management and the Board that the framework is effective.

Management is responsible for managing risk.

4.9.1 Committees

The Board Audit and Compliance Committee and two management committees (comprising the Risk Committee and the Asset Liability Committee) have the prime responsibility for AMP's risk management framework. The role of the Board Audit and Compliance Committee is described in section 4.6.1.

The Risk Committee (comprising the Chief Financial Officer, the Corporate Risk Executive and the risk executives of each business unit) is an executive management committee that supports and challenges risk management in AMP. All material risk areas are in the committee's scope. Assisted by a dedicated Risk Executive, its role is to constructively challenge the business to demonstrate that risks have been identified, prioritised and addressed appropriately. The committee supports management in fulfilling their responsibility for maintaining an effective control environment that complies with laws, regulations and internal policies.

The Asset Liability Committee (which includes the following members of the Senior Management Team – the Chief Executive Officer, the Chief Financial Officer, the Managing Director of each business unit and the General Manager, Strategy and Development) is an executive management committee formed to support the effective management of AMP's balance sheet within the delegations from the Board. Its role is to set the shareholder fund mandate, to set financial (including credit) risk limits and monitor compliance within those limits, to approve funding and capital transfers, to review the appointed actuary's proposals that affect shareholder funds and to refer potentially sensitive investments or structures to the AMP Board.

In addition to AMP's committees described above, there are similar, discrete Board Audit and Compliance Committees and similar risk processes for each other major entity, including AMP Life, AMP Banking and Gordian.

4.9.2 Derivatives

AMP uses derivative instruments as:

- a means of hedging against the impact of market movements on the value of assets in the portfolio;
- a means of effecting a change in the asset mix of the portfolio, so as to reduce or eliminate risks and to enhance yields while protecting against adverse outcomes; and
- a substitute for physical exposures.

Derivatives are not used to leverage risk or gear portfolios.

(a) **AMP Life**

A range of derivative strategies are in place within AMP Life statutory funds largely for the protection of policyholder funds, with a lesser effect on shareholders' funds. For example:

- equity exposures are protected through a series of equity options and futures contracts with a range of maturity dates and exercise prices;
- interest rate futures, options and swaps are used to manage the asset mix and risk profile of fixed and floating rate investments; and
- foreign exchange positions hedge foreign currency exposures back to Australian dollars.

It is estimated that the use of derivatives in these portfolios reduces the amount of risk capital necessary to be held to protect against adverse investment market movements by approximately 20% (based on AMP's risk capital model with a 95% confidence level).

These positions change regularly in the normal course of trading as the asset manager seeks to obtain the desired asset mix and bond portfolio durations across a range of portfolios in all statutory funds.

The use of derivatives is controlled by the Investment Management Agreement ("IMA"), which defines limits on the use of derivatives in particular portfolios, and the Risk Management Strategy ("RMS"), which sets out the AMP Life Board's objectives and policies in the use of derivatives. AMP Life has ongoing monitoring and reporting processes, as well as periodic internal audit procedures and external audit arrangements to ensure it complies with and appropriately monitors the effectiveness of the RMS.

(b) Corporate office

In addition to investment activity described above, corporate office uses derivatives to manage the interest rate and foreign exchange risks arising from corporate borrowings. The main objectives for permitting the use of derivatives are to:

- improve the overall efficiency of financial risk management in terms of reduced volatility in interest expense and reduced repricing risk; and
- stabilise the interest cover ratio.

It is estimated that the use of derivatives in shareholder corporate portfolios reduces the amount of risk capital necessary to be held to protect against adverse investment market movements, by approximately 35% (based on AMP's risk capital model with a 95% confidence level).

4.9.3 Business Continuity and Disaster Recovery Program

AMP has recently reviewed and updated its Business Continuity and Disaster Recovery Program in Australia and New Zealand. The implementation of this program is currently underway and is in compliance with current legislation. This will enable AMP to better manage its exposure to business continuity related risk.

4.9.4 Internal audit

As part of its risk management framework, AMP has established an independent and objective internal audit function which is accountable directly to the Board Audit and Compliance Committee. The internal audit function has a mandate to provide independent and objective assurance on the effectiveness of risk management and governance processes, including identifying areas of operational weakness in the AMP Group. In addition, further management processes exist to ensure that once identified, significant operational issues are effectively and promptly resolved.

AMP operates in an administratively complex and highly regulated environment. It aims to meet all of its regulatory obligations and operates under a risk management framework that promotes this. Despite this, from time to time there have been breakdowns in internal controls and compliance processes which required rectification. The governance framework around controls was reviewed in 2002 and as a result a number of changes are being implemented across the AMP Group which are intended to improve the detection of control failures and their rectification. AMP is committed, through this framework, to the continual improvement of internal controls and its compliance culture, policy and processes.

4.10 Litigation

AMP is involved in various claims and law suits incidental to the ordinary course of its business, including claims for damages and commercial disputes relating to its products and services.

As at the date of this document, the following is a summary of the more significant litigation matters against corporate entities that will be part of AMP after the Demerger.

4.10.1 WCI

In June 2002, legal proceedings were commenced by Notesan Pty Ltd and Rodney Hudspeth ("the Plaintiffs") in a United States Federal Court in Portland, Oregon against AMP Life, AMP Henderson Global Investors Limited ("AMPHGI") and several current and former officers of AMP and its subsidiaries (collectively, "the AMP defendants"). The Plaintiffs allege, among other things, that the AMP defendants breached duties owed to the Plaintiffs arising out of alleged agreements with the AMP defendants and fiduciary duties owed to the Plaintiffs as a result of AMP Life's 90% shareholding in a private capital investment (with respect to which AMPHGI served as investment adviser). The Plaintiffs and their affiliate were 10% shareholders in this investment.

In January 2003, AMP Life filed a separate action in a United States State Court in Oregon against the Plaintiffs and others involved in the management of the company in which AMP Life had invested. AMP Life's claims include breach of fiduciary duty, negligent misrepresentation, fraud and breach of relevant securities laws.

Both proceedings are at an early stage and it is not possible to predict the ultimate outcome. The amounts in dispute in both actions are substantial. AMP is vigorously defending the proceedings brought against it. The claim is disclosed in AMP's financial statements as a contingent liability.

4.10.2 IndAsia

AMP Investment Services Pty Ltd, as trustee of the AMP Private Capital Trust No. 9 ("AMPPCT") is an investor in the AMP-IndAsia India Fund LLC ("the Fund"). International Finance Corporation ("IFC") and Capital International Asia CDPQ Inc are co-investors in the Fund. The Fund is managed by AMP-IndAsia Fund Advisors (Mauritius) Limited ("the Fund Manager"), a joint venture between AMP Private Capital Ltd (now called Henderson Private Capital Pty Ltd ("HPC")) and IndAsia Global Advisors Limited ("IndAsia").

Due to a change in portfolio allocations to Asian private equity funds, in November 2002, AMPPCT sought to wind up the Fund in accordance with the Fund's constitution. That procedure required the three co-investors to pass a special resolution. IFC did not agree to pass the special resolution and, accordingly, the Fund was not wound up. However, IndAsia subsequently alleged that AMPPCT had not merely proposed that the Fund be wound up but that it had withdrawn its capital commitment to the Fund and had terminated the Fund and consequently the Joint Venture Agreement. AMPPCT's position (and that of HPC) is that it has at all times acted in accordance with its contractual obligations and that it has not wrongfully terminated the Fund.

In January 2003, IndAsia commenced arbitration against HPC alleging the matters set out above. AMPPCT is not a party to the arbitration. HPC is defending the claim. There has been an unsuccessful attempt to resolve the dispute through mediation. Damages sought by IndAsia in the arbitration exceed US$30 million. It is too early to assess the extent (if any) of HPC's potential liability.

4.10.3 AMP Overseas Investment

As part of the AMP Society demutualisation process, the AMP (UK) PLC shares held by AMP Overseas Investment Ltd ("AMPOI") (a New Zealand subsidiary of AMP Life Limited) were transferred to AMP Society. AMPOI had earlier obtained a private binding ruling from the Inland Revenue Department ("IRD") that the transfer would attract no tax liability.

The IRD has since considered that the ruling may not apply to the transfer and has issued a Notice of Proposed Adjustment ("NOPA") to AMPOI's tax liability for an amount of approximately NZ$125 million. AMPOI considers the ruling was properly made and cannot be revoked. AMPOI has commenced proceedings against the IRD in the High Court of New Zealand seeking a declaration to this effect.

Resolution of the legal proceedings is likely to take some time, and at this stage it is too early to predict the ultimate outcome.

4.10.4 Stanbroke

The Australian Agricultural Company ("AAC") commenced proceedings in the Federal Court on 18 September 2003 against AMP Life and AMP Henderson Global Investors Limited ("AHGI"), a wholly owned subsidiary of AMP, seeking to restrain AHGI from completing the sale of Stanbroke Pastoral Pty Ltd ("Stanbroke") to Nebo Holdings and Investments Pty Limited ("Nebo") and also seeking damages against AHGI for loss of opportunity for profit and costs incurred in participating in the tender process.

AAC's application for an interim order restraining completion of the sale to Nebo was not successful. AAC's claim for damages against AHGI for misleading conduct in respect of the tender process is still on foot.

AAC has stated that it will be giving further consideration to prosecution of its damages claim once it has considered the judgement of Justice Sackville dismissing its application for an injunction. AHGI will continue to defend the proceedings if they are further prosecuted by AAC.

4.10.5 Other

Legal advisers to Mr Paul Batchelor, the former Chief Executive Officer of AMP, have indicated that Mr Batchelor proposes to commence legal proceedings against AMP in relation to the termination of his employment in September 2002. AMP does not consider that the amount of any claim for compensation brought against it by Mr Batchelor would be material to AMP's financial position or financial performance. No legal proceedings have so far commenced.

Section 5

Financial information on AMP after the Demerger

5 Financial information on AMP after the Demerger

5.1 Pro-forma historical information for AMP after the Demerger

5.1.1 Basis of preparation

The pro-forma historical information in this section of the document is derived from the pro-forma special purpose financial report set out in section 13.2, the annual and half year financial reports of AMP, the annual and half year Investor Reports of AMP and other information prepared by AMP.

The pro-forma historical information relates to AMP together with entities which will be controlled by AMP following the Demerger. The pro-forma historical financial information should be read in conjunction with the pro-forma special purpose financial report, as set out in section 13.2, which has been reviewed by the Independent Accountant.

The pro-forma historical financial information provided in this section for the AMP Group after the Demerger includes:

- pro-forma results of operations for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 as set out in sections 5.1.4 and 5.2; and
- pro-forma statement of financial position as at 30 June 2003 as set out in section 5.3.1.

Acquired entities have been included in the pro-forma results from the date of acquisition. Operations which have been terminated or disposed of since 1 January 2000 are excluded from the pro-forma results.

The pro-forma results of operations have been presented to the level of profit after tax before corporate borrowing costs. The AMP Group after the Demerger will comprise different assets, liabilities and entities than the AMP Group as it is currently constituted and will operate under a different corporate structure with different gearing and related tax profiles than was the case during the periods presented. Accordingly, AMP does not believe that the reporting of historical corporate borrowing costs and related income tax and cashflows would be meaningful or appropriate. This information has therefore been excluded from the pro-forma historical financial information. Income tax on the results of operations (other than corporate borrowings) is reflected in the pro-forma results.

The pro-forma financial information does not purport to represent what the results of operations would have been if the AMP Group had operated on a stand-alone basis during the historical periods presented, nor to project the results for any future period.

5.1.2 Reconciliation from actual to pro-forma results

The table below sets out a reconciliation between profit after tax before corporate borrowing costs in the pro-forma special purpose financial report (which reflects the AMP Group after the Demerger) and profit after tax in AMP Group's audited financial reports for the years ended 31 December 2000, 2001 and 2002, reviewed but unaudited half year financial report for the 6 months ended 30 June 2002 and audited half year financial report for the 6 months ended 30 June 2003. Pro-forma adjustments are made to the historical financial information to adjust for the Demerger, material terminated or disposed activities and to exclude the impact of certain non-recurring items. The Board believes that these pro-forma adjustments enable a meaningful analysis of the underlying financial performance of the AMP Group after the Demerger.

$m (All amounts are after tax)	FY00	FY01	FY02	1H02	1H03
Total AMP Group profit/(loss) after tax (before the Demerger)	1,152	690	(896)	303	(2,159)
Less: HHG Group (profit)/loss after tax	(579)	(430)	601	(256)	2,473
AMP Group profit/(loss) after tax	**573**	**260**	**(295)**	**47**	**314**
Add: Corporate borrowing costs[1]	161	133	126	51	70
AMP Group profit/(loss) after tax before corporate borrowing costs	734	393	(169)	98	384
Pro-forma adjustments					
Terminated/disposed activities					
– (profits)/losses on termination/disposal[2]	(20)	175	49	58	31
– writeoffs of terminated/disposed activities[3]	79	–	220	–	–
– trading (profits)/losses[4]	(38)	17	5	2	(23)
Asset writedowns/(revaluations)[5]	–	–	142	–	(250)
Restructuring costs[6]	–	–	86	–	96
Superannuation contributions[7]	–	–	–	–	31
Other[8]	(27)	(20)	28	(1)	21
Pro-forma AMP Group (after the Demerger) profit after tax before corporate borrowing costs	**728**	**565**	**361**	**157**	**290**

Notes:

1. Corporate borrowing costs include charges relating to all debt used by AMP to finance its investments in controlled entities. It does not include interest on operational debt used directly by the business units.
2. Profits/losses on termination or disposal of activities primarily relate to AMP Capital Investors property trusts (loss of $39 million), Cogent adjustment to 2002 loss (profit of $11 million) and AMP Banking activities (loss of $3 million) during the first half of 2003, transfers between AMP Group and HHG Group relating to Cogent (loss of $36 million) and HGI Jersey and its subsidiaries (loss of $22 million) during the first half of 2002, Cogent (loss of $37 million), HGI Jersey and its subsidiaries (loss of $22 million) and private client business (profit of $8 million) in 2002, the general insurance business (loss of $183 million) in 2001 and the AFS administration business (profit of $20 million) in 2000.
3. Writeoffs of terminated or disposed activities represent writeoffs booked on businesses terminated or disposed of in subsequent periods. The 2002 writeoff relates to GIO Finance (part of AMP Banking) ($121 million) and AMP Japan ($99 million). The 2000 writeoff relates to the general insurance business.
4. Trading results of terminated or disposed activities relate to:

$m	FY00	FY01	FY02	1H02	1H03
Disposed AMP Banking activities	18	28	7	1	(15)
AMP International development activities	10	16	10	6	–
General insurance business	(61)	(23)	–	–	–
AMP Capital Investor activities transferred to HHG	–	–	(11)	(3)	(8)
Cogent	(5)	(4)	(1)	(2)	–
Total	(38)	17	5	2	(23)

5. Asset revaluations during the first half of 2003 related to distribution subsidiaries of AFS. The revaluations were made consistent with AASB1038 requirements. Asset writedowns in 2002 relate to Gordian ($108 million) and Asian operations ($34 million). The writedowns were made following a review of the valuation of key controlled entities in light of challenging investment market conditions and changes in business strategy.
6. Restructuring costs during the first half of 2003 relate to Demerger costs. Restructuring costs in 2002 relate to AFS, AMP Capital Investors and corporate office and comprise redundancy costs, professional fees, provisions for onerous contracts and writeoffs of capital expenditure arising out of new strategic initiatives implemented across the business.
7. Superannuation contributions during the first half of 2003 represent additional employer contributions, over and above normal contributions, to the AMP Officers' Provident Fund in accordance with its funding requirements.
8. Other primarily relates to the reversal of share options issued to UK employees and the exclusion of the Pearl minority interest previously held by the AMP Group.

5.1.3 Key profit drivers

Following the Demerger, AMP Group will comprise corporate office and the following businesses:

- AMP Financial Services;
- AMP Capital Investors; and
- Cobalt/Gordian.

In each of the AMP Group's operating businesses, profit consists of operating margins and investment income on shareholder capital.

(a) Operating margins – AMP Financial Services

AFS operating margins are primarily driven by:

- the volume and mix of in-force business which itself is dependent on previous periods' new business volumes and persistency;
- the margin between product fees and actual expense and claims costs;
- the performance of investment markets;
- expectations of long term future economic and demographic experience;
- regulation;
- changes in the cost base; and
- taxation.

These drivers are, in turn, impacted by a range of factors including the general level of economic activity, the actions of competitors and investment/savings propensities.

Margin on Services is the method prescribed for calculating policyholder liabilities of the life businesses of Australian companies. Under MoS, operating margins are equivalent to profit margins released, experience profits or losses and capitalised losses and reversals. A detailed description of MoS is set out in note 1 of section 13.2.

AMP Shareholders are entitled to up to 20% of the profit arising from AMP Life participating policies and all of the profit from AMP Life non-participating policies. As many life insurance policies are long term, with premium payments spread over 10 years or more, the profits from these products are earned over the term of the policy.

(b) Operating margins – AMP Capital Investors

AMP Capital Investors operating margins are primarily driven by:

- the size and mix of assets under management;
- the margin between product fees and actual expenses;
- investment performance of products relative to competitors and market indices;
- the performance of investment markets;
- expectations of long term future economic and demographic experience;
- changes in the cost base; and
- taxation.

AMP Capital Investors management fees (and AFS unit linked product fees) are typically based on a percentage of assets under management. The actual percentage varies with the nature of the underlying assets.

(c) Operating margins – Cobalt/Gordian

Cobalt/Gordian operating margins are driven by the release of risk margins and the adequacy of net discounted outstanding claims and expense provisions. The rate of release of risk margins is determined by the speed of claims settlement and the containment of risk.

(d) **Investment income on shareholder capital**

Investment income on shareholder capital includes the interest, dividends, rents and realised and unrealised capital gains and losses (less income tax and asset management expenses) earned on shareholder capital allocated to different businesses and excess capital held at corporate office. The investment income on shareholder capital attributable to business units, described in this section as underlying investment income, has been normalised to bring greater consistency to the results and to eliminate the distorting impact of short term market volatility on underlying performance. As part of the normalisation process, underlying returns are set at risk premiums/discounts over the long term average Australian government bond rate. The excess or shortfall between underlying investment income and actual investment income is disclosed separately as the investment income market adjustment in corporate office (see definition of "underlying investment income" in section 15).

The three principal drivers of investment income are:

- asset mix – the combination of asset classes that comprise the total investment portfolio;
- the performance of investment markets; and
- capital movements.

5.1.4 Consolidated pro-forma financial performance

AMP Group's pro-forma results of operations by segment for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
AMP Financial Services	342	368	329	189	172
AMP Capital Investors	79	85	95	44	34
BU operating margins	**421**	**453**	**424**	**233**	**206**
Cobalt/Gordian	(56)	103	49	23	27
Corporate office costs	(74)	(47)	(26)	(18)	(19)
Operating margins	**291**	**509**	**447**	**238**	**214**
Underlying investment income[2]	199	199	215	91	94
Underlying contribution	**490**	**708**	**662**	**329**	**308**
Investment income market adjustment	251	(97)	(256)	(149)	2
Goodwill amortisation	(13)	(46)	(45)	(23)	(20)
Pro-forma net profit after tax before corporate borrowing costs	**728**	**565**	**361**	**157**	**290**
Capital allocated					
Net assets	4,643	5,607	4,639	5,643	5,188
Intangibles	764	807	666	737	839
Total invested capital[1]	**5,407**	**6,414**	**5,305**	**6,380**	**6,027**
Ratios					
RoIC – underlying	10.1%	12.0%	11.3%	10.3%	10.9%
RoIC	15.0%	9.6%	6.2%	4.9%	10.2%
Investment markets					
ASX 200	3206	3422	3007	3216	3027
Australian 10 year bond yield	5.47%	6.01%	5.16%	6.06%	5.00%

Notes:

1. Total invested capital for FY00, FY01, FY02 and 1H02 represents capital allocated in AMP Investor Reports to the operations of the AMP Group after the Demerger for the periods specified. An adjustment has been made to exclude the capital related to the general insurance and Cogent businesses. Total invested capital for 1H03 is based on the pro-forma capital structure outlined in section 5.3.1. Total invested capital for FY02 and 1H03 includes eliminations for inter business unit holdings of $75 million and $125 million respectively.

2. Underlying investment income for the AMP Group includes underlying investment income for each of the business units and corporate office and an elimination for preference dividends received from an AFS investment in HHG. These preference dividends are included as investment income in AFS but for AMP Group pro-forma purposes are excluded from the historical results. These dividends amounted to $86 million, $81 million, $69 million, $35 million and $11 million in FY00, FY01, FY02, 1H02 and 1H03 respectively.

(a) Commentary on results for the six months ended 30 June 2003

Pro-forma net profit after tax for the 6 months ended 30 June 2003 increased by $133 million, or 85%, to $290 million compared with the first half of 2002 primarily due to:

- a $154 million increase in investment income reflecting a slight improvement in equity markets compared to a 6% decline in the first half of 2002 and an increased exposure to fixed income securities; partly offset by
- a $27 million reduction in business unit operating margins primarily reflecting reduced bond yields in AFS and lower assets under management in AMP Capital Investors.

Total invested capital for the 6 months ended 30 June 2003 increased by $722 million, or 14%, to $6,027 million primarily due to $1,192 million of new share capital raised through the institutional capital raising in May 2003, the share purchase plan in July 2003 (treated as a pro-forma adjustment as outlined in section 5.3.1) and the $250 million increase in the market value of AFS distribution subsidiaries partly offset by the investment of some of the proceeds of the institutional capital raising in the HHG Group as part of the pro-forma adjustments outlined in section 5.3.1.

(b) Commentary on results for the 12 months ended 31 December 2002

Pro-forma net profit after tax before corporate borrowing costs for the 12 months ended 31 December 2002 decreased by $204 million, or 36%, to $361 million primarily due to:

- a $143 million reduction in investment income reflecting a 12% downturn in local equity markets and further weakness in global equity markets; and
- a reduction in Cobalt/Gordian operating margins following provision releases in 2001.

Total invested capital for the 12 months ended 31 December 2002 decreased by $1,109 million, or 17%, to $5,305 million primarily due to capital reduction strategies in AFS and intangible asset writedowns in Cobalt/Gordian.

(c) Commentary on results for the 12 months ended 31 December 2001

Pro-forma net profit after tax before corporate borrowing costs for the 12 months ended 31 December 2001 decreased by $163 million, or 22%, to $565 million primarily due to:

- a $348 million reduction in investment income (investment income in 2000 included profits from the sale of Westpac and Colonial securities which were not repeated in 2001); partially offset by
- a $159 million increase in Cobalt/Gordian operating margins reflecting provision movements as more information became available concerning the extent of liabilities in the run-off portfolios.

Total invested capital for the 12 months ended 31 December 2001 increased by $1,007 million, or 19%, to $6,414 million primarily due to retained profits, new share capital issued through share plans and movements in corporate office and Cobalt/Gordian capital following the sale of AMP's general insurance operations.

The financial performance of each business unit is discussed in detail in section 5.2.

5.2 Management discussion and analysis of financial results

In this section, all references to measures of financial performance (including profit margins, operating margins, underlying operating profit after tax) are references to pro-forma measures unless specifically stated otherwise.

5.2.1 AMP Financial Services

The pro-forma results of the AFS business unit for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Components of Profit and Loss					
Profit margins released	296	306	239	136	114
Profit margins – other operations	31	64	98	52	61
Profit margins – AMP Banking	(12)	(4)	(8)	(5)	2
Total profit margins	**315**	**366**	**329**	**183**	**177**
Experience profits	23	2	–	6	(6)
Capitalised loss reversals	4	–	–	–	1
Operating margins	**342**	**368**	**329**	**189**	**172**
Underlying investment income	258	234	221	113	96
Underlying operating profit after tax	**600**	**602**	**550**	**302**	**268**
Capital allocated					
Net assets	3,610	3,927	3,192	3,365	3,137
Intangibles	540	507	495	490	735
Total invested capital (exc AMP Banking)	**4,150**	**4,434**	**3,687**	**3,855**	**3,872**
AMP Banking – ongoing activities	102	166	199	165	193
Total invested capital[1]	**4,252**	**4,600**	**3,886**	**4,020**	**4,065**
Ratios					
Cost to income (exc AMP Banking)	46%	43%	43%	41%	40%
Cost to income (inc AMP Banking)	48%	46%	46%	44%	43%
Retention/persistency (exc AMP Banking)	82.0%	83.8%	83.8%	84.8%	82.5%
RoIC (exc AMP Banking)	14.5%	14.1%	13.7%	14.8%	14.1%
RoIC (inc AMP Banking)	13.8%	13.6%	13.0%	14.0%	13.5%
RoBUE (exc AMP Banking)	16.7%	16.1%	15.7%	16.8%	16.8%
RoBUE (inc AMP Banking)	15.8%	15.4%	14.7%	15.8%	16.0%
New business by distribution channel[2,4]					
AMP Financial Planning (AMPFP)	6,836	7,081	5,931	2,876	2,375
Hillross	959	1,000	1,117	528	486
3rd Party Distributors	876	1,034	888	463	350
Corporate Superannuation	403	547	780	460	204
Customer Communications Centre	117	196	157	68	84
Total Australia	9,191	9,858	8,873	4,395	3,499
New Zealand	645	680	495	238	195
Total new business (exc AMP Banking)	**9,836**	**10,538**	**9,368**	**4,633**	**3,694**
AMP Banking – new business mortgages	666	1,086	1,665	739	910
AMP Banking – new business deposits	450	392	1,184	542	251

$m	FY00	FY01	FY02	1H02	1H03
Net product cashflows[2]					
Australian contemporary					
Corporate superannuation	242	413	770	422	244
Savings and retirement	2,341	2,674	1,485	915	101
Advice based distribution products[3]	478	494	512	242	108
Risk	113	139	157	55	69
Total Australian contemporary	3,174	3,720	2,924	1,634	522
Matured/closed	(1,707)	(1,301)	(1,709)	(744)	(991)
Total Australia	1,467	2,419	1,215	890	(469)
NZ contemporary (inc corporate)	154	183	(47)	(14)	(70)
Total product cashflows (exc AMP Banking)	**1,621**	**2,602**	**1,168**	**876**	**(539)**
AMP Banking – increase in mortgages	85	641	759	400	438
AMP Banking – increase/(decrease) in deposits	347	246	397	363	(180)
Equity backing ratios (%)					
Statutory Fund 1 (policyholder)	57	53	44	48	41
Shareholder capital (all statutory funds)	37	38	37	36	22

Notes:

1. Total invested capital for AFS (excluding AMP Banking) represents capital allocated in AMP Investor Reports for the periods specified adjusted to reflect capital attributable to current operations of AFS (excluding AMP Banking) in each period. Capital allocated to AMP Banking relates only to ongoing activities. Capital allocated to AMP Banking activities which were sold in 1H03 has been allocated to the corporate office.
2. New business and product cashflows represent amounts included in AMP Investor Reports for the periods specified. No adjustment has been made to the aggregate amounts; however, FY00, FY01, FY02 and 1H02 balances have been reclassified to reflect the current business line structure.
3. Advice based distribution products include Portfolio Care – externally manufactured products earning platform fees.
4. A multiplier of 10 has been used to convert annual premium on risk products in each of the distribution channels to new business.

(a) Commentary on results for the six months ended 30 June 2003

Underlying operating profit after tax decreased by $34 million, or 11% to $268 million compared to 1H02. The following items contributed to this result.

- Total profit margins remained relatively stable at $177 million.
- Profit margins released decreased by $22 million primarily due to lower bond yields.
- Profit margins for other operations increased by $9 million primarily due to reductions in controllable costs partially offset by lower business volumes which reduced service company profits.
- AMP Banking profit margins increased by $7 million to a profit of $2 million primarily due to effective cost management and increased focus on Australian operations following divestment of non-core operations.
- Experience profits decreased by $12 million due to writedowns of unrecovered acquisition costs following higher than anticipated product outflows.
- Underlying investment income decreased by $17 million to $96 million primarily due to lower allocated capital during the period and a lower normalised rate of return.

Total allocated capital increased by $179 million, or 5%, to $4,065 million during the first half of 2003 due to an increase in the market value of AFS distribution subsidiaries of $250 million and profits retained in the business partially offset by a capital release of $200 million from AMP Life statutory funds.

Total new business decreased by $939 million, or 20%, to $3,694 million compared to 1H02 primarily due to negative market sentiment that adversely impacted investment based products. Australian new business decreased by $896 million, or 20%, compared to a 23% decline in gross inflows for the Australian retail funds management industry, as measured by Plan for Life.

Net product cashflows decreased by $1,415 million to a net outflow of $539 million compared to 1H02. This was primarily due to a decrease in Australian contemporary cashflows of $1,112 million, or 68%. The decrease reflects negative investor sentiment that adversely impacted each of the main product lines other than risk, which benefited from increased focus on risk products across the business. This compared favourably with a decrease for the Australian retail managed funds industry of 85%, as measured by Plan for Life.

(b) **Commentary on results for the 12 months ended 31 December 2002**

Underlying operating profit after tax decreased by $52 million, or 9%, to $550 million. The following items contributed to this result.

- Total profit margins decreased by $37 million to $329 million primarily due to the impact of lower new business volumes and changes in asset-mix, which were only partially offset by ongoing cost reduction initiatives.
- Profit margins released were adversely impacted by:
  - poor investment market performance;
  - reduction in profit margins flowing from changes in underlying asset mix as part of the capital reduction strategy; and
  - decreases in bond yields (FY01 6.1%; FY02 5.2%).
- Profit margins from other operations increased by $34 million to $98 million reflecting ongoing cost reduction initiatives.
- Experience profits amounted to nil as a result of good mortality experience and favourable tax treatments, offset by a decrease in the risk component of corporate superannuation results.
- Underlying investment income decreased by $13 million to $221 million primarily due to a reduction in allocated capital.

Total allocated capital decreased by $714 million, or 16%, to $3,886 million reflecting the successful implementation of capital reduction strategies which involved a reduction in risk and a consequent release of $971 million predominantly from AMP Life statutory funds partly offset by falls in equity values and bond yields. This resulted in lower underlying investment income and lower operating margins caused by product closures and the change in asset mix.

Total new business decreased by $1,170 million, or 11%, to $9,368 million due to poor investor sentiment following lower investment returns and higher market volatility. Despite the downturn, Corporate Superannuation new business increased by 43% following several successful tenders. Australian new business decreased by $985 million, or 10%, compared to a 5% decline in gross inflows for the Australian retail funds management industry, as measured by Plan for Life.

Net product cashflows decreased by $1,434 million, or 55%, to $1,168 million primarily due to the general deterioration in market conditions following a record performance in 2001. Australian contemporary cashflows decreased by $796 million, or 21% reflecting in part, the closure of capital guaranteed investment options. This compared with a decrease for the Australian retail managed funds industry of 37%, as measured by Plan for Life.

(c) **Commentary on results for the 12 months ended 31 December 2001**

Underlying operating profit after tax increased by $2 million to $602 million. The following items contributed to this result.

- Total profit margins increased by $51 million to $366 million primarily due to cost reductions, increased sales volumes (as indicated by net product inflows) and reduced AMP Banking losses due to growth in mortgage and deposit business.
- Profit margins released increased primarily as a result of improved bond yields (FY00 5.5%; FY01 6.1%).
- Profit margins from other operations increased by $33 million to $64 million reflecting ongoing cost reductions and increased revenues from underlying sales growth.

- Negligible experience profits emerged as a result of the combination of good mortality experience, favourable tax decisions and beneficial investment returns, offset by poor disability experience and a loss on HIH securities.
- Experience profits in 2000 were abnormally high mainly due to non-recurring profits on the GIO book.
- Underlying investment income decreased by $24 million to $234 million primarily due to lower normalised investment yields partly offset by an increase in allocated capital.

Total allocated capital increased by $348 million, or 8%, to $4,600 million consistent with growth in new business and net product inflows and moderate investment returns.

Total new business increased by $702 million, or 7%, to $10,538 million reflecting improved levels of new business across each distribution channel. The increase was primarily due to growth in the overall market, supplemented by the introduction of a revised planner incentive scheme. Australian new business increased by $667 million, or 7%, compared to a 15% increase in gross inflows for the Australian retail managed funds industry, as measured by Plan for Life.

Net product cashflows increased by $981 million, or 61%, to $2,602 million. This was primarily due to an increase in Australian contemporary cashflows of $546 million, or 17%. The increase reflected revised planner incentives and the introduction of new retention initiatives. This compared with an increase for the Australian retail managed funds industry of 2%, as measured by Plan for Life.

5.2.2 AMP Financial Services – embedded value and value of new business

(a) Introduction

Notice: For the purposes of section 5.2.2 only, references to AFS are references to AFS excluding AMP Banking. No embedded value or value of new business calculations have been prepared for AMP Banking.

An embedded value is an actuarial calculation of the economic value of the shareholder capital in the business and the profits expected to emerge from the business in-force. The value of new business is a similar actuarial calculation in respect of the value of business written over a particular period. AMP has published these values, as determined by its actuaries, in respect of AFS for a number of years in its Investor Reports. The 30 June 2003 values calculated using a range of discount rates as published in the half year 2003 Investor Report are set out below.

The Consulting Actuary has also been asked to provide opinions as to the embedded value and value of new business as at 30 June 2003 for the Australasian operations of AFS under two valuation approaches – traditional and market-consistent.

The key difference between the traditional and market-consistent approaches is in the way risk is allowed for in the valuation. The traditional approach allows for risks and uncertainty in a relatively simple way, primarily through the choice of the rate used to discount expected profits and supporting capital, as it emerges in the future, back to the present. Market-consistent approaches allow explicitly for market-related risks by valuing them in a manner that is consistent with the pricing of similar risks in financial markets. In particular, they explicitly value the costs of options and guarantees that are embedded in policyholder contracts.

The Consulting Actuary's report (see section 14) discusses the nature of traditional and market-consistent approaches and sets out embedded value results under each approach. It also provides commentary on the differences between values, as well as on differences between the value under the traditional approach and AMP's own results as shown below.

(b) AMP's traditional embedded value and value of new business reported for AFS as at 30 June 2003

AMP's 30 June 2003 traditional embedded value for AFS based on a range of discount rates as determined by AMP Life's appointed actuary and published in the 1H03 Investor Report are set out below. The table shows traditional embedded and new business values for the businesses of AFS:

- AMP Life funds and allocated shareholder capital;
- business support operations, being the value of the AFS contribution to service companies; and
- other businesses allocated to AFS.

Risk discount rates are based on long term Australian government bond yields (5.1% per annum as at 30 June 2003) plus an additional discount margin. Future investment earnings and inflation assumptions are based on long term Australian and New Zealand government bond yields and do not vary with discount margin.

Assumptions used are consistent with the best estimate assumptions used in calculating MoS policy liabilities as at 30 June 2003.

	Discount Margin			
	3%	4%	5%	6%
Embedded value at 30 June 2003	6,050	5,810	5,596	5,405
Embedded value comprises:				
Adjusted net assets[1]	1,514	1,514	1,514	1,514
Value of in-force business[2]	4,536	4,296	4,082	3,891
Embedded value by major entity				
AMP Life	5,010	4,819	4,649	4,497
Business support operations[3]	880	834	793	757
Other businesses[4]	160	157	154	151
Value of new business				
2003 first half	100	88	76	66
Value of new business by major entity – 1H03				
AMP Life	62	52	42	34
Business support operations[3]	33	31	29	28
Other businesses[4]	5	5	5	4
Value of franking credits – 70% of full value (included above)				
Value of in-force business[2]	977	936	900	867
Value of new business – 1H03	23	20	19	17

Source: AMP Life Appointed Actuary.

Notes:

1. Adjusted net assets primarily represent shareholder net assets in excess of capital adequacy requirements at face value.
2. Value of in-force business includes:
   - the value to shareholders of future distributions of profits (net of tax) from the business in-force;
   - shareholder net assets backing regulatory requirements at a discount to the expected time of release, face value is $1,570 million; and
   - the value of Australian franking credits at 70% of full value.
3. The embedded value and value of new business of business support operations is based on those service company revenue and expenses which are allocated to AFS.
4. Other businesses include unit trust, wrap and master trust business and distribution companies, but excludes AMP Banking and Ergo (shareholder net assets $53 million) which was reported as part of AMP Banking in the 1H03 Investor Report but which now forms part of AFS.

Further details of the MoS assumptions used in calculating this embedded value are outlined in note 20 of section 13.2. As all of the business of AFS is valued using projection methods, with the exception of some minor lines of business which are considered immaterial for modelling purposes, these assumptions apply to all businesses. Other assumptions not described in that note are described below.

- Unit acquisition costs are based on actual acquisition expenses for 1H03.
- Business support operations. The value placed on business support operations is equivalent to the incremental embedded value and value of new business that would result from projecting the value of expected profits arising from the business support operations, ignoring potential unit cost improvements arising after 2003.

- The benefit of the 1999 Review of Business Taxation relief on certain management fees received before 1 July 2005 has been allowed for in both the embedded value and value of new business as at 30 June 2003. Future value of new business calculations will be adversely impacted as 1 July 2005 approaches, at which time, the impact will be fully reflected. The impact on the value of new business will not be material.
- No allowance has been made for the potential positive impact of AMP's intention to form a consolidated group for tax purposes in the future (see section 5.6).

5.2.3 AMP Capital Investors

The pro-forma results of AMP Capital Investors business unit for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Components of Profit and Loss					
Fee income	321	316	289	149	128
Management expenses	(205)	(199)	(177)	(86)	(79)
Income tax	(37)	(32)	(17)	(19)	(15)
Operating margin	**79**	**85**	**95**	**44**	**34**
Underlying investment income	1	1	6	2	4
Underlying operating profit after tax	**80**	**86**	**101**	**46**	**38**
Capital allocated					
Net assets	132	136	121	178	161
Intangibles	260	175	171	170	104
Total invested capital[1]	**392**	**311**	**292**	**348**	**265**
Ratios					
Cost to income	64%	63%	60%	57%	59%
RoIC	21.6%	24.5%	33.5%	27.9%	27.3%
RoBUE	80.0%	64.2%	78.6%	58.6%	53.9%
Product cashflows[1]					
Institutional	(603)	1,102	(2,282)	(2,052)	(696)
$bn					
Assets under management by line of business[1]					
Internal	52.5	50.9	46.4	48.4	45.6
External	24.0	26.1	24.1	24.7	24.8
Total assets under management	**76.5**	**77.0**	**70.5**	**73.1**	**70.4**
Assets under management by asset class[1]					
Australian equities	58.8[2]	21.3	19.0	20.3	19.2
International equities	–[2]	10.7	9.0	9.8	8.9
Fixed interest	–[2]	28.1	26.5	27.0	26.1
Property[3]	13.2	12.9	13.5	13.5	13.7
Private capital	4.5	4.0	2.5	2.5	2.5
Total assets under management	**76.5**	**77.0**	**70.5**	**73.1**	**70.4**
Summary of AUM movements					
Opening assets under management	76.3	76.5	77.0	77.0	70.5
Net sales	(3.9)	(1.9)	(5.3)	(3.5)	(1.8)
Market movements	4.1	2.4	(1.2)	(0.4)	1.7
Closing assets under management	**76.5**	**77.0**	**70.5**	**73.1**	**70.4**

Notes:

1. Total invested capital, assets under management and product cashflows represent amounts attributable to AMP Capital Investors, reported as part of Henderson Global Investors, in AMP Investor Reports for the period specified. No adjustments have been made to these amounts.
2. Assets under management – Australian equities for 2000 include international equities and fixed interest.
3. As at 30 June 2003, property includes $4.2 billion relating to four listed property trusts, which are no longer managed by AMP Capital Investors.

(a) Commentary on results for the six months ended 30 June 2003

Underlying operating profit after tax decreased by $8 million, or 17%, to $38 million compared to 1H02. The following items contributed to this result.

- Fee income decreased by $21 million to $128 million primarily due to the decline in assets under management relative to 1H02, a slight deterioration in margins due to changes in underlying asset mix and a repricing of management fees for the four listed property trusts.
- Management expenses decreased by $7 million to $79 million primarily due to cost reduction initiatives instigated as a result of lower fee income.
- Income tax decreased by $4 million to $15 million consistent with the decrease in pre-tax profitability.

Total allocated capital decreased by $27 million during the first half of 2003 primarily reflecting the loss on asset sales amounting to $39 million (see note 2 in section 5.1.2).

Assets under management remained relatively stable during the first half of 2003 reflecting net product outflows largely offset by the recovery in investment markets. The decrease during the first half of 2002 reflected continued outflows of internal mature business and further deterioration in equity markets.

Net institutional product outflows decreased by $1,356 million to $696 million compared with 1H02. This reflected strong inflows in the Future Directions products and new sales from the Japanese distribution channel.

(b) Commentary on results for the 12 months ended 31 December 2002

Underlying operating profit after tax increased by $15 million, or 17%, to $101 million. The following items contributed to this result.

- Fee income decreased by $27 million to $289 million primarily due to the reduction in assets under management noted below and competitive pressures which resulted in decreases in percentage based management fees. In addition, transaction fees were lower than 2001 due to a strategic decision to scale back the activities of the structured finance business.
- Management expenses decreased by $22 million to $177 million primarily due to the continuation of cost management and efficiency initiatives implemented in 2001 resulting in a decrease in staff numbers.
- Income tax decreased by $15 million to $17 million primarily due to cash payments received for capital losses transferred to other entities in the AMP Group.

Total allocated capital decreased by $19 million, or 6% to $292 million principally due to dividend payments in excess of profits for the period.

Assets under management decreased by $6.5 billion, or 8%, to $70.5 billion reflecting adverse market movements, ongoing internal outflows on mature products and an increase in net institutional cash outflows. This compared to a 2% decrease for the Australian managed funds industry, as measured by Rainmaker Roundup.

Net institutional product cashflows decreased by $3,384 million to a net outflow of $2,282 million primarily reflecting a $1,195 million outflow from a short term New Zealand government mandate secured in 2001 and adverse investor sentiment following the downturn in investment markets.

5.2.5 Corporate office

The pro-forma results of corporate office for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Corporate office costs not recovered from business units	(74)	(47)	(26)	(18)	(19)
Underlying investment income – corporate office[1]	19	9	31	18	18
Investment income market adjustment	251	(97)	(256)	(149)	2
Goodwill amortisation	(13)	(46)	(45)	(23)	(20)
Capital allocated					
Net assets	184	600	440	1,235	1,097
Total invested capital – corporate office	**184**	**600**	**440**	**1,235**	**1,097**

Note:

1. Underlying investment income represents income attributed to corporate office allocated capital.

(a) Commentary on results for the six months ended 30 June 2003

Corporate office costs not recovered from business units increased by $1 million, or 6%, to $19 million compared to 1H02. Both 1H03 and 1H02 reflect releases of provisions no longer required.

Underlying investment income remained stable at $18 million primarily reflecting changes in asset mix offset by movements in underlying allocated capital during the period. The high levels of allocated capital at period end did not significantly impact investment returns in corporate office.

Investment income market adjustment increased by $151 million to a profit of $2 million primarily reflecting a slight recovery in Australian equity markets in the first half of 2003 compared with a 6% decrease in the first half of 2002 and a change in underlying asset mix with a reduced equity exposure.

Total invested capital increased by $657 million to $1,097 million during the first half of 2003 primarily due to new share capital raised through the institutional capital raising in May 2003 and the share purchase plan in July 2003 partly offset by the investment of some of the proceeds of these capital raisings in the HHG Group (see sections 5.3.1 and 7.3.1 for an outline of pro-forma adjustments at 30 June 2003).

(b) Commentary on results for the 12 months ended 31 December 2002

Corporate office costs not recovered from business units decreased by $21 million, or 45%, to $26 million primarily due to the release of provisions no longer required, lower levels of integration costs, tax benefits realised at the corporate office level and the movement of some functions into the business units. Costs in 2H02 were significantly lower than 1H02 due to the tax benefits which were recognised at year end.

Underlying investment income increased by $22 million to $31 million primarily reflecting higher levels of allocated capital during the period.

Investment income market adjustment decreased by $159 million to a loss of $256 million primarily as a result of lower domestic and international equity markets, which were only partially offset by the impact of lower domestic bond yields.

Total invested capital decreased by $160 million to $440 million primarily reflecting dividends and transfers to operating business units.

(c) Commentary on results for the 12 months ended 31 December 2001

Corporate office costs not recovered from business units decreased by $27 million, or 36%, to $47 million primarily due to lower project expenses.

Underlying investment income decreased by $10 million to $9 million primarily reflecting lower levels

Goodwill amortisation increased from $13 million to $46 million due to the transfer of GIO Personal Investment Services Ltd to AMP Life at the beginning of 2001 as part of the integration of GIO entities following their full acquisition in December 1999.

Total invested capital increased by $416 million to $600 million primarily reflecting new capital received from share plans and transfers into corporate office following the sale of AMP's general insurance operations.

5.3 Pro-forma statement of financial position at 30 June 2003

5.3.1 Basis of preparation

AMP Group's pro-forma statement of financial position as at 30 June 2003 is set out below. The pro-forma statement has been derived from AMP Group's audited half year financial report as at 30 June 2003 after excluding assets and liabilities relating to HHG Group. Pro-forma adjustments have also been made to these amounts to reflect:

- capital raised through the July 2003 share purchase plan;
- the recapitalisation of HHG prior to Demerger;
- the proposed redemption of the RPS from the proceeds of the AMP Rights Offer;
- scheduled debt repayments ($98 million) together with an additional $600 million debt restructuring expected to take place prior to 31 December 2003;
- the retention of an approximate 15% interest in HHG (see section 1.7);
- the Capital Adjustment; and
- transaction costs of the Demerger.

Details of these pro-forma adjustments are outlined in note 2 of section 13.2.

Pro-forma statement of financial position

	As at 30 June 2003 $m
Assets	
Cash at bank and on deposit	1,016
Receivables	2,732
Equity securities	23,270
Investment in HHG	480
Debt securities	24,731
Property	9,664
Other investments	695
Operating assets	116
Deferred tax assets	325
Other assets	464
Intangible assets	565
Excess of market value over net assets of controlled entities	288
Total assets	**64,346**

Pro-forma statement of financial position (cont.)

	As at 30 June 2003 $m
Liabilities	
Payables	2,174
Current tax liabilities	236
Unearned premiums	56
Outstanding claims	2,126
Provisions	562
Deferred tax liabilities	540
Borrowings[1]	4,519
Life insurance policy liabilities	46,400
Subordinated debt[1]	1,845
Total liabilities	58,458
Net assets	5,888
Equity attributable to shareholders	
Share capital	5,373
Capital reserve	510
Foreign currency translation reserve	(8)
Accumulated losses[2]	(8)
Capital loss reserve[3]	(2,467)
Total equity attributable to ordinary shareholders	3,400
Other equity	
Other outside equity interests in controlled entities	2,488
Total other equity	2,488
Total equity	5,888
Summary of pro-forma shareholder capital resources	
Total equity attributable to ordinary shareholders	3,400
Hybrid equity (Reset Preferred Securities)	–
Total equity attributable to ordinary shareholders plus hybrid equity	3,400
Corporate debt[1]	2,627
Total shareholder capital resources	6,027

Notes:

1. Details of corporate debt are set out in detail in section 5.3.2. Corporate borrowings are included in the pro-forma statement of financial position as part of borrowings ($880 million) and subordinated debt ($1,747 million). Other borrowings and subordinated debt represents operational debt used to fund the operations of subsidiaries (see definitions in section 15). Further details of borrowings and subordinated debt are set out in notes 15 and 16 of section 13.2.
2. Accumulated losses do not include the 2H03 forecast profit or the interim declared dividend.
3. The capital loss reserve represents the loss arising on Demerger. It reflects the difference between the carrying value of the HHG Group in AMP's consolidated financial statements immediately prior to Demerger and prior to any internal restructure in HHG and a Directors' valuation of HHG. The final loss on Demerger in AMP Group's consolidated financial statements at 31 December 2003, which will be reflected through the consolidated statement of financial performance, will be dependent on the market value of HHG at the Effective Date. Further details of the loss on Demerger are set out in section 5.4.1.

5.3.2 Corporate hybrid, debt and standby facilities

At 30 June 2003, the AMP Group had the following corporate hybrid and debt facilities:

Issue type	Actual	Pro-forma	Maturity	Issuer	Capital rank
RPS	$1,150m	–	Undated	AMP Henderson Global Investors Limited as responsible entity of the AMP Reset Preferred Securities Trust	Tier 1
Income Securities	$1,240m	$1,240m	Undated	AMP Group Finance Services Limited	Lower Tier 2
Subordinated Eurobonds	£165m	£165m	6 Aug 2019	AMP Group Finance Services Limited	Lower Tier 2
Subordinated Eurobonds	£130m	£130m	23 Aug 2022	AMP Group Finance Services Limited	Lower Tier 2
Senior Euro MTN	£160m	£160m	17 Nov 2010	AMP (UK) Finance Services plc	Debt
Senior Euro MTN[1]	£40m	–	17 Nov 2003	AMP (UK) Finance Services plc	Debt
Senior Euro MTN	Euro 511m	Euro 511m	27 Nov 2008	AMP (UK) Finance Services plc	Debt
Debt restructure[2]	–	($600m)			
Total[3]	**$4,475m**	**$2,627m**			

Notes:

1. The £40 million senior Euro MTN is scheduled to be repaid prior to the Demerger. This repayment has been reflected in the pro-forma statement of financial position in section 5.3.1.
2. As noted below and in section 3.4.7, AMP currently intends to restructure $600 million of existing debt facilities prior to 31 December 2003. The nature and allocation of this restructure has yet to be determined.
3. Total corporate hybrid and debt in the 1H03 Investor Report including the RPS, amounted to $4,497 million, $22 million of which representing £9 million in UK facilities, is retained by the HHG Group. Non-Australian dollar amounts have been translated at the applicable rate at 30 June 2003 to arrive at the total corporate debt amount.

As part of the Demerger process, the AMP Group intends to undertake a restructuring of its outstanding hybrid and debt instruments to achieve a more efficient capital structure as set out below.

- Reset Preferred Securities – AMP proposes to redeem the RPS for cash following the Effective Date using the proceeds of the AMP Rights Offer. Further details of this proposal are set out in sections 3.4.1 and 3.4.2.
- Income Securities – the Income Securities will remain outstanding and their terms will not be changed as a result of the Demerger. As noted in section 3.4.4, AMP is considering a number of options to ensure that the tax deductibility of interest payments on the Income Securities is maintained.
- Subordinated Eurobonds and senior Euro MTNs – AMP currently intends to apply a portion of the May 2003 $1.7 billion capital raising to the restructure of some of its outstanding senior and subordinated debt, comprising senior ranking Euro medium term notes and subordinated eurobonds, subject to achieving satisfactory pricing and maintaining appropriate levels of liquidity. Further details of this restructure are set out in section 3.4.7.

AMP Group Holdings Limited through its subsidiaries, AMP (UK) Finance Services plc and AMP Group Finance Services Limited, and AMP Bank Limited have traditionally maintained standby facilities with major banks to support borrowings in the short term debt markets. As at 30 June 2003, AMP Group Holdings Limited and AMP Bank Limited had £450 million and $275 million of standby facilities respectively.

All standby facilities will need to be renegotiated and restructured as part of the Demerger process. It is expected that the magnitude of the standby facilities after the Demerger will be significantly lower than the 30 June 2003 position reflecting the reduced requirement of both the AMP Group generally and AMP Bank Limited to access short term debt markets.

All the above securities and standby facilities (with the exception of those of AMP Bank Limited) are guaranteed by AMP Group Holdings Limited.

5.3.3 Regulatory capital

AMP and its principal operating subsidiaries are, and after the Demerger will continue to be, regulated by APRA. The Prudential Capital Standards established by APRA require AMP to maintain certain minimum capital requirements based on the nature of AMP's operations and its underlying policyholder and client obligations. At an AMP Group level, APRA has established a two-tier system for categorising capital instruments which can be used to discharge minimum capital requirements.

Tier 1 or core capital comprises capital elements which:

- provide a permanent and unrestricted commitment of funds;
- are freely available to absorb losses;
- do not impose any unavoidable servicing charge against earnings; and
- rank behind the claims of depositors and other creditors in the event of winding up.

Tier 1 capital includes:

- paid up ordinary shares;
- general reserves;
- retained earnings;
- current year's earnings net of expected dividends and tax expenses;
- minority interests arising from consolidation of Tier 1 capital of subsidiaries; and
- non-cumulative irredeemable preference shares and other instruments approved by APRA (in the case of AMP, its Reset Preferred Securities).

Tier 2 or supplementary capital includes elements which fall short of the quality of Tier 1 capital but nonetheless contribute to the overall strength of the entity as a going concern, including asset revaluation reserves, general provisions for doubtful debts as well as, if approved by APRA:

- cumulative irredeemable or limited life redeemable preference shares;
- mandatory convertible notes;
- subordinated debt; and
- permanent hybrid capital instruments.

APRA places restrictions on the mix of Tier 1 and Tier 2 securities both in terms of absolute capital and in terms of servicing obligations.

The following pro-forma statements of regulatory capital and shareholder capital invested have been prepared based on the pro-forma capital structure outlined in section 5.3.1.

Pro-forma statement of AMP Group regulatory capital

Capital employed by regulatory class[1]		As at 30 June 2003	
$m	**Net assets**	**Intangibles**	**Total capital**
Equity attributable to ordinary shareholders	2,561	839	3,400
Allowable hybrid Tier 1 instruments	–	–	–
Tier 1	2,561	839	3,400
Allowable Upper Tier 2 instruments	–	–	–
Allowable Lower Tier 2 instruments[2]	1,281	–	1,281
Tier 2	1,281	–	1,281
Total regulatory capital (Tier 1 + Tier 2)	**3,842**	**839**	**4,681**
Non-allowable hybrid instruments	464	–	464
Senior debt	882	–	882
Total shareholder capital resources	**5,188**	**839**	**6,027**

Notes:

1. Regulatory classes are as described by APRA regulations.
2. Allowable Lower Tier 2 instruments comprise Income Securities and subordinated bonds.

Pro-forma statement of shareholder capital invested

Notional allocation	As at 30 June 2003			
$m	Minimum regulatory requirements[1]	Net assets	Intangibles	Total capital
AMP Financial Services	1,623	3,330	735	4,065
AMP Life Statutory Funds	1,464	2,971	–	2,971
AFS other	30	166	735	901
AMP Banking	129	193	–	193
AMP Capital Investors	75	161	104	265
Cobalt/Gordian	392	725	–	725
Corporate office	4	1,097	–	1,097
Inter business unit holding[2]	–	(125)	–	(125)
Total shareholder capital resources	2,094	5,188	839	6,027

Notes:

1. Represents tangible shareholder capital required to meet minimum prescribed regulatory requirements. For the AMP Life Statutory Funds this is net of $852 million of regulatory requirements met by policyholder capital.
2. The inter business unit holding relates to loans from Cobalt/Gordian to corporate office that are an admissible asset of Cobalt/Gordian.

The above table should not be used to measure the regulatory capital position of individual entities or business units, but provides an indication of the regulatory capital position of the AMP Group.

(a) **AMP Financial Services**

AMP Life undertakes the majority of business for AFS and is regulated by APRA. APRA determines the basis for establishing the minimum level of regulatory capital required to support the business written by AMP Life. The minimum level of regulatory capital is calculated on a product by product basis and, as at 30 June 2003, the capital available to AMP Life Statutory Funds exceeded policyholder liabilities and the minimum regulatory capital by $1.5 billion. AMP Life elects to carry a substantial amount of capital above minimum regulatory capital requirements such that the likelihood of breaching this minimum, in any one year, is approximately 2%.

The two main risks to AMP Life's capital position are equity market falls and falls in 10 year bond yields. The former reduces the assets available to cover the liabilities and the latter increases the liabilities as measured under APRA's regulatory capital requirements.

At 30 June 2003, AMP Life statutory funds held excess available capital, which equates to a margin of $1.5 billion above regulatory requirements. This means that should significant falls in equity markets and/or 10 year bond yields occur relative to 30 June 2003 levels, regulatory requirements would continue to be met. It is also notable in this context that the regulatory requirements themselves are designed to ensure coverage against yet further extreme adverse conditions.

Based on the position at 30 June 2003, a 100 basis points decrease in 10 year Australian government bond yields reduces the excess available capital above regulatory capital requirements by an estimated $420 million (all other things being equal), while a 10% fall in the All Ordinaries index reduces the excess available capital above regulatory capital requirements by an estimated $250 million (all other things being equal). In the event of significant adverse market based events, management has contingency plans in place to further limit the regulatory capital requirements, to provide additional protective security for policyholder funds. From time to time, AMP Life changes its asset mix, resulting in changes to the level of required capital, operating margins and embedded value.

AFS' other minimum regulatory requirements at 30 June 2003, amounting to $159 million, primarily relate to AMP Banking. AMP Banking requirements are determined in accordance with APRA Prudential Standards. The primary driver of the minimum level of required capital is risk weighted assets.

(b) **AMP Capital Investors**

AMP Capital Investors' capital requirements are determined by its Australian Financial Services Licence which has been granted by ASIC (and will take effect on 1 January 2004 when AMP Capital Investors' current dealer's licence will expire). The licence specifies a fixed minimum net asset requirement, a minimum surplus liquid funds requirement and a cash needs requirement. The amount in the table above is based on these minimum requirements together with net assets which are deemed inadmissible for ASIC's purposes.

(c) **Cobalt/Gordian**

Cobalt/Gordian's minimum capital requirements are determined in accordance with APRA Prudential Standards. The primary drivers of this minimum level of required capital are the size and profile of assets and liabilities.

5.4 Pro-forma forecast financial information for year ending 31 December 2003 for AMP after the Demerger

5.4.1 Introduction

The forecast financial information for the year ending 31 December 2003 has been prepared in accordance with AGAAP by AMP for use in this document. Subject to the continuous disclosure requirements imposed on publicly listed companies, neither AMP as it is currently constituted nor AMP after the Demerger intends to update this information or to publish forecast financial information in the future.

The forecast financial information for the year ending 31 December 2003, shown below, relates to the continuing businesses that will comprise the AMP Group following the Demerger. Operations that were sold during the 6 months ended 30 June 2003 and the operations of the HHG Group are therefore excluded from the forecast financial information. The forecast financial information incorporates the pro-forma historical financial information for the 6 months ended 30 June 2003 that relates to the operations and activities of the AMP Group after the Demerger. A summary of the adjustments made in arriving at the pro-forma historical financial information for the 6 months ended 30 June 2003 is set out in section 5.1.2.

The forecast financial information is presented as a range of operating profit after tax. However, the actual results for the AMP Group for the year ending 31 December 2003 will be substantially different from the forecast information presented. This reflects the fact that in addition to the limitations and uncertainties relating to forecasts noted below, actual results will include the results of the HHG Group for the period from 1 January 2003 to the Effective Date, the impact of the pro-forma adjustments in section 5.1.2, restructure and transaction costs and profit on disposal of listed property trusts during the 6 months ended 31 December 2003 and the loss on Demerger based on the market value of HHG. With the exception of the results of the HHG Group, estimates of these items are included in the reconciliation from the pro-forma forecast net profit after tax to the underlying forecast net profit after tax of the AMP Group after the Demerger for the year ending 31 December 2003 as shown below.

The forecast financial information was prepared based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions which are expected to take place, including the key assumptions set out below. The forecast financial information was prepared on the basis of currently available estimates, including estimates as to investment returns, asset mix in the mature book, sales volumes, assets under management, persistency levels and costs during the remainder of the year ending 31 December 2003. The forecast is significantly impacted by investment return assumptions and a forecast range has been provided to reflect, in part, the volatility that surrounds investment returns.

AMP believes it has used due care and attention in the preparation of this forecast financial information and considers the assumptions to be reasonable when viewed as a whole. However, this information is not fact and undue reliance should not be placed on the forecast financial information.

The forecast financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the forecast financial information, are by their very nature subject to significant uncertainties and contingencies, many of which will be outside the control of the AMP Group and are not predictable on a reliable basis. Accordingly, neither the AMP Group nor any other person (including the Directors) can give any assurance that the forecast financial information will be achieved.

The forecast financial information should be read in conjunction with the key assumptions in section 5.4.2, the sensitivity analysis in section 5.5, the risk factors described in section 4.8 and other information contained in this document. A report on forecast financial information by the Independent Accountant, Ernst & Young Transaction Advisory Services, is set out in section 13.4.

Pro-forma forecast financial information for the year ending 31 December 2003

$m (All amounts are after tax)	Pro-forma historical		Pro-forma forecast	
	12 months ended 31 December 2002	6 months ended 30 June 2003	12 months ending 31 December 2003[1] Low[2]	High[2]
AMP Financial Services	329	172	347	383
AMP Capital Investors	95	34	63	65
Total BU operating margins	**424**	**206**	**410**	**448**
Cobalt/Gordian	49	27	39	39
Corporate office costs	(26)	(19)	(45)	(45)
Total operating margins[3]	**447**	**214**	**404**	**442**
Underlying investment income	215	94	201	201
Underlying contribution	**662**	**308**	**605**	**643**
Investment income market adjustment	(256)	2	(80)	15
Goodwill amortisation	(45)	(20)	(40)	(40)
Net profit after tax before corporate borrowing costs	**361**	**290**	**485**	**618**
Borrowing costs[4]			(123)	(123)
Net profit after tax			**362**	**495**
Earnings per share – cents (basic)[5]			**23.7**	**32.4**

Notes:

1. The pro-forma forecast for the 12 months ending 31 December 2003 includes the pro-forma results for the 6 months ended 30 June 2003 including each of the pro-forma adjustments set out in section 5.1.2.
2. The low and high forecast range is based on the investment return assumptions set out in section 5.4.2. No other assumptions change between the low and high forecast range.
3. Pro-forma operating margins do not include Demerger transaction costs to be borne by AMP Group amounting to approximately $162 million after tax. An analysis of transaction costs is included in section 2.2.1.
4. Borrowing costs have been calculated based on the cost of corporate debt currently held by the HHG Group to be assumed by the AMP Group from the Effective Date to 31 December 2003 and the cost of other corporate debt for the full year. Borrowing costs do not include the RPS and do not reflect the pro-forma debt structure outlined in sections 5.3.1 and 5.3.2. Details of expected borrowing costs under the pro-forma debt structure are set out in section 5.6.
5. Earnings per share is based on 1,526 million AMP Shares. This represents AMP Shares on issue at 31 August 2003 adjusted for the expected weighted impact of the dividend reinvestment plan on the interim declared dividend. No adjustment has been made for the impact of the AMP Rights Offer.

Reconciliation from pro-forma forecast net profit after tax to underlying forecast net profit after tax of the AMP Group after the Demerger for the year ending 31 December 2003

$m (All amounts are after tax)	Low	High
Pro-forma forecast net profit after tax	362	495
Reverse pro-forma entries		
Pro-forma adjustments for 6 months ended 30 June 2003[1]	94	94
Include underlying 2H03 assumptions		
Demerger transaction costs[2]	(66)	(66)
Restructure costs[3]	(49)	(49)
AMP Capital Investors listed property trusts profit[4]	23	23
Gains on hedge instruments[5]	22	22
Loss on Demerger	(2,467)	(2,467)
Underlying forecast net loss after tax	(2,081)	(1,948)
Earnings per share – cents (basic)[6]	(136.4)	(127.7)

Notes:

1. The pro-forma adjustments for the 6 months ended 30 June 2003 are set out in section 5.1.2.
2. Transaction costs represent the 2H03 component of the AMP Group Demerger costs outlined in section 2.2.1.
3. Restructure costs include expected costs for void space, restructure and employee retention arrangements and directors' and officers' run-off insurance to be incurred in 2H03.
4. The AMP Capital Investors profit of $23 million represents profit arising on restructuring of property trusts in 2H03. This profit only arises after 30 June 2003 and is in addition to the loss of $39 million that arose during 1H03 (see note 2 section 5.1.2).
5. The gains on hedge instruments represents the expected gain on hedges related to the RPS which will be recognised when the RPS are redeemed. The gains are based on the value of the hedge instruments at 30 September 2003.
6. Earnings per share is based on 1,526 million AMP Shares as indicated in note 5 above.

The loss on Demerger indicated in the table above is based on a Directors' valuation of HHG of £1,300 million (or $3,200 million). In determining this valuation the Directors have considered an independent valuation prepared for HHG. This valuation is based on the financial position of the HHG Group at 30 June 2003 updated to reflect the pro-forma capital adjustments outlined in note 2 of section 13.3. The valuation is based on the 30 June 2003 Australian dollar/Pound Sterling exchange rate of 0.4064 and assumes a willing buyer and a willing seller in an orderly market. This valuation was not prepared to provide an indication of the potential market capitalisation of HHG after the Demerger.

The final loss on Demerger reflected in AMP's consolidated financial report at 31 December 2003 will reflect trading results for 2H03 and exchange rate movements and will be determined by a market based valuation of HHG following the Demerger. This loss will be reflected in the consolidated statement of financial performance. The Directors will determine the market based valuation to be reflected in AMP's consolidated financial statements by reference to the share price of HHG after the Demerger. As the market based valuation will be impacted by the share price of HHG after the Demerger, the final loss on Demerger may be materially different from the estimate provided.

5.4.2 Key assumptions

The forecasts have been determined based on the assumptions listed below.

(a) **Forecast range**

The forecast range has been determined based on the following investment return assumptions which apply to all business units and investment income:

As at 31 December 2003	Low	High
ASX 200 closing index	2800	3400
Australian 10 year bond yield	5.0%	6.0%

(b) General assumptions

The principal general assumptions on which the forecast range is based are set out below.

- RPS to be redeemed and the AMP Rights Offer to take place as indicated in section 3.4.
- No change in corporate rates of taxation or the rates of taxation applying to the businesses in Australia and New Zealand.
- AMP does not elect to become a consolidated group for Australian tax purposes during 2003.
- No material changes to applicable regulations and legislation which would have a material impact on AMP or the level of regulatory capital required to operate its businesses.
- No material changes in accounting or actuarial standards or concepts.
- No material change in AMP's competitive environment.
- No significant asset or business sales during the remainder of 2003.
- The 2003 interim dividend reinvestment plan is fully underwritten.
- Aside from the loss on Demerger, no further profit or loss arises on the AMP Group's retention of approximately 15% of HHG.

(c) AMP Financial Services

- New business in 2003 to decrease against 2002 but with an improvement in 2H03 on 1H03.
- Persistency levels to decrease marginally during 2003 due to weak investment markets but with no long term impact.
- AFS (excluding AMP Banking) cost base to decrease by at least 15% compared to 2002. Despite expected increased costs for brand, discretionary projects and one-off adviser incentive payments in 2H03, AFS expects its cost base to be less than $520 million, compared with the target of $560 million announced in December 2002.
- AMP Banking profit margins to increase to approximately $7 million, following a loss of $8 million in 2002, reflecting completion of restructuring and increased focus on mortgage and deposit core business.
- Comparable actuarial assumptions and methodologies to those used in the 30 June 2003 half year financial report.
- No material change in facts or circumstances, which would result in an adjustment to provisioning estimates.

(d) AMP Capital Investors

- Operating margin in 2003 to be 33% lower than 2002 primarily due to a return to normal tax expense levels following payments received for tax losses in 2002 (see section 5.2.3), and the loss of income from the listed property trusts in the second half of the year.
- Assets under management to be approximately $68.0 billion by the end of 2003.
- Average management fee rates in 2H03 to remain comparable with 1H03.
- Excluding expenses related to the listed property trusts, operating expenses in 2H03 to remain comparable with 1H03.
- No further loss of material management contracts beyond those announced to the date of this document.

(e) Cobalt/Gordian

- Claims provisions at 30 June 2003 are adequate such that no profit or loss arises from claims payments during 2H03.
- No unexpected settlements or changes in settlement patterns which would impact current reserve levels.

- Risk margins released for 2H03 to be based on 11% of 30 June 2003 risk margins consistent with current actuarial assumptions for claims settlement patterns.
- No further release of corporate provisions held against Cobalt/Gordian exposures other than $25 million released in 1H03.

(f) **Corporate office**

- No incremental superannuation charges beyond normal contributions and $31 million charge recorded in 1H03.
- Underlying corporate expenses (excluding superannuation) in 2H03 to remain similar to expenses incurred in 1H03 excluding the impact in 1H03 of provisions no longer required.

(g) **Investment income on shareholder capital**

- No material changes in the mix of managed assets from 30 June 2003, being 28% growth assets and 72% income assets (other than proceeds from the share purchase plan in July 2003 which will be held in income assets) pending the debt restructure of $600 million before 31 December 2003 and the capital injection to and debt assumption from the HHG Group of approximately £1,348 million or $3,456 million at an Australian dollar/Pound Sterling exchange rate of 0.39.
- Investment return assumptions as set out above under the heading Forecast Range.

(h) **Borrowing costs**

- $600 million of debt restructured and $98 million of debt repaid before 31 December 2003.
- No change in short term interest rates during the remainder of 2003.
- No impact on the financial forecasts of any hedging of the AMP Group's exposure to Pound Sterling denominated debt prior to 31 December 2003.
- Borrowing costs have been calculated based on an Australian dollar/Pound Sterling exchange rate of 0.39.

5.5 Sensitivity analysis

Set out in the tables below is a summary of the sensitivity of the forecast range to variations in a number of key assumptions. While the forecast range only reflects forecast financial information for the 6 months ending 31 December 2003 (the basis of preparation is set out in section 5.4.1), sensitivities have been expressed on an annualised basis. Each sensitivity reflects the estimate of the impact on forecast operating margins (impact would be the same for forecast profit or loss after tax) of a variation in a key assumption for the full year ending 31 December 2003.

Care should be taken in interpreting these sensitivities. As the forecast range includes 6 months of pro-forma historical financial performance and is influenced by seasonal factors the actual sensitivity of the AMP Group's operating margins for the year ending 31 December 2003 is likely to be significantly less than that implied in the following tables. In addition, the changes in key variables set out in the sensitivity analysis are not intended to be indicative of the complete range of variations that may be experienced.

The estimated impact of changes in each of the variables has been calculated in isolation from changes in other variables over the full year. In practice, changes in variables may offset each other or may be additive, and it is possible that AMP Group would respond to any adverse change in one variable by taking action to minimise the net effect on the results of the AMP Group.

5.5.1 Investment return sensitivity

The forecast range is based on the assumptions for investment returns indicated below. The forecast range assumes no change to any other assumption.

The additional sensitivity analysis should not be regarded as an analysis to which the Board attaches any particular level of confidence as to the potential outcome for the year ending 31 December 2003.

This information is provided to AMP Shareholders to assist them in understanding the sensitivity of the forecast range to investment returns. AMP Shareholders should note that investment returns have in the past, and may in the future, fall outside this range of sensitivities.

	Lower Sensitivity	Forecast Range Low	Forecast Range High	Higher Sensitivity
As at 31 December 2003				
ASX 200	2600	2800	3400	3600
Australian 10 year bond yield	4.5%	5.0%	6.0%	6.5%
	$m	$m	$m	$m
Operating profit after income tax[1]				
BU operating margins	397	410	448	461
Investment income	106	121	216	246

Note:

1. AMP's investment portfolio is diversified geographically and across asset classes. The sensitivity analysis provided in this table assumes a uniform change in investment returns across each asset class and investment market. In practice, investment markets are unlikely to behave in a uniform manner.

The table below outlines the impact of other significant sensitivities to forecast operating margins for the year ending 31 December 2003:

5.5.2 Other significant sensitivies

Other significant sensitivities ($m)	Impact on forecast operating margin
Assumption	
AMP Financial Services	
+/- 5% sales volumes	+/- 7
+/- 1% persistency levels	+/- 7
+/- 5% Australian contemporary superannuation fees charged to customers for assets under management	+/- 12
AMP Capital Investors	
+/- 10% assets under management	+/- 6
AMP Group	
+/- 5% controllable costs	-/+ 31

5.6 Outlook beyond 2003

The outlook for the AMP Group and the intended dividend policy for the year ending 31 December 2004 after the Demerger are set out below. This outlook is based on the present strategy of the management of AMP and an assessment of expected economic and operating conditions as at the date of this document. No representation or warranty is given by AMP Group or any other person (including any Director) that the occurrence of the events expressed or implied in the statements below will actually occur. Refer to Important Notices – Forward looking statements on page 8 of this document.

5.6.1 Overview

In line with the industry, market conditions have continued to be challenging for AMP's businesses throughout 2003. Market conditions are expected to improve but will remain uncertain going into 2004. Volatile and low growth investment markets and the economic climate are likely to continue to impact on consumer demand and investor confidence.

Nevertheless, the Board believes that the underlying fundamentals of AMP's businesses, together with the emergence of the long term benefits expected to be derived from the Demerger, will result in AMP being well positioned to take advantage of expected improvements in the Australian wealth management market and for it to achieve its strategic objectives. The Board is confident of AMP's prospects for sustained growth in the future.

Subject to investment market conditions, the Board expects profit after income tax to increase in 2004. This will be driven by higher operating margins in AFS and lower corporate office costs, offset in part by lower earnings in AMP Capital Investors due to the loss of the listed property trusts in 2003.

5.6.2 AMP Financial Services

Despite the current market conditions, the Australian wealth management industry is expected to experience long term industry growth driven by an ageing population and a compulsory superannuation contributions regime. However, growth rates may be lower than those achieved over the last decade. The Board expects AFS, as a leading participant in the Australian wealth management industry, to benefit from this growth. However, the industry is also facing increasing pressure on margins and costs driven by greater competition as major competitors seek to secure market position and increasing consumer and regulatory focus on fees and charges.

The Board expects new business volumes for AFS to increase at least at market rates in 2004. This is primarily due to anticipated improved investor sentiment toward AMP, improved planner productivity at AMP Financial Planning and Hillross and product initiatives.

Persistency is expected to be maintained at approximately 2003 levels due to planner retention initiatives and anticipated improved investor sentiment.

AFS expects to continue to reduce its controllable unit costs through improved productivity and automation, and growing assets under management.

Provided market share is maintained, investment markets continue to recover and investor confidence returns, the Board expects AFS profitability to improve in 2004.

5.6.3 AMP Capital Investors

AMP Capital Investors' main source of funds under management is through its longstanding relationship with AFS and accordingly, AMP Capital Investors will be impacted by the same factors that affect AFS (see above). However, AMP Capital Investors' mix of funds is changing over time as AFS mature products run off and as AMP Capital Investors continues to penetrate external retail and wholesale markets.

The Board expects external fund cashflows to AMP Capital Investors to improve from 2003 levels. This is primarily due to improved equity markets and improved investor sentiment relative to 2003. External inflows and market growth are expected to be partially offset by internal fund net outflows as a result of the mature products running off resulting in assets under management increasing slightly over 2003.

In addition, during 2003 AMP Capital Investors exited from the management of all of its listed property trusts. The combined impact of these events will reduce assets under management by $4.2 billion out of a total of $70.4 billion as at 30 June 2003 and the associated annualised profit impact is approximately $16.5 million per annum after tax.

AMP Capital Investors will continue to seek to maintain controllable costs at 2003 levels in real terms; however, due to the reduced overall size of fee income relative to 2003, its cost to income ratio for 2004 is likely to increase.

5.6.4 Cobalt/Gordian

The major source of operating margins for Gordian and TGI is the release of risk margins. The rate of release is determined by the speed of settlement of claims and the containment of risk.

As the size of the run-off portfolios reduces over time, there will be a commensurate reduction in the amount of earnings derived by Cobalt/Gordian. In addition, as the portfolios run off, the longer-tail risks, which remain in the portfolio, require longer to identify and settle which in turn impacts on the financial results of Cobalt/Gordian.

Cobalt/Gordian will continue to apply its focused and multi-disciplined approach to commutations and claims settlement that has delivered results in the past.

The profitability of Cobalt/Gordian is expected to fall in 2004 as a result of these factors.

AMP is currently exploring options to realise value in these operations and to release capital, which can be redeployed to its core operations. These options include sale, reinsurance alternatives or some other form of restructure.

5.6.5 Corporate office

(a) **Corporate office costs**

In anticipation of the Demerger, restructuring of the AMP corporate office commenced during October 2003 and will continue through to March 2004. As set out in section 4.6.3, the majority of the positions made redundant following the Demerger (approximately 100 employees across the AMP Group) are expected to be in the corporate office. In addition, a number of staff will be transferred between corporate office, AFS and AMP Capital Investors.

As a consequence, it is forecast that corporate office costs not recovered from business units will reduce compared to 2003. Cost recoveries between corporate office and the business units will remain at similar levels to 2003.

(b) **Investment income**

Assuming no significant movement in investment markets, investment income is forecast to remain largely unchanged from 2003 levels. This reflects the more conservative asset mix now in place, which reduces investment income volatility. The overall level of capital, and hence the amount invested in income earning assets, is dependent on the outcome of asset sales and the application of proceeds and the restructure of debt.

(c) **Interest expense**

The expected annual after tax interest expense on corporate debt is $135 million, based on the capital and debt structure summarised in sections 5.3.1 and 5.3.2. If AMP undertakes a future restructure of debt securities in 2004, the actual interest charge will be reduced accordingly.

5.6.6 Taxation

The Proposal to Demerge is not expected to result in any material additional tax liability for either AMP or HHG other than the potential interest withholding tax cost for AMP (see section 3.4.7). The transfer of ownership of HHG to AMP Shareholders is expected to give rise to a capital loss for the AMP Group. The taxation implications for AMP Shareholders of the Proposal to Demerge are set out in section 8.

As part of the Australian Review of Business Taxation completed in 1999, changes were made to the taxation of life insurance companies with effect from 1 July 2000 with special transition relief for a five year period. This tax relief, which applies to certain management fees, ceases to apply for fees received after 30 June 2005 and is expected to result in a material increase in the amount of corporate tax paid by AMP. These tax changes apply to all life insurance companies in Australia and are not specific to AMP. To offset the impact of this change on AMP's reported profits after tax (current estimate is $45 million per annum with an initial impact of $20 million-$25 million in 2005), AMP intends to reduce its unit cost base and grow revenue. To the extent AMP pays increased amounts of corporate tax, this will increase the level of franking credits potentially available for distribution to AMP Shareholders (see section 5.2.2).

During 2002, a major change in taxation law was introduced in Australia which provided for Australian resident entities such as AMP which have 100% ownership of other Australian entities to elect to form a consolidated group for tax purposes. The result will be that individual entity tax compliance responsibilities will no longer operate on a stand-alone basis but will be fully integrated into a single group process.

AMP's current intention is to elect to form a consolidated group for tax purposes but it has not yet decided when this will take place. Based on current analysis of the impact of electing for tax consolidation, AMP does not expect there to be any impairment of the overall tax cost base of assets and deferred income tax balances within the AMP Group. A key favourable consequence of tax consolidation will be the ability to aggregate the undistributed franking credits within AMP. AMP expects that an additional benefit from becoming a consolidated group for tax purposes will arise from the restatement of deferred tax balances

relating to ordinary participating business. The recurring benefit is expected to be up to $6 million per annum over the next 10 years. There is also expected to be a non-recurring profit, arising on the transition to the new regime, the quantum of which is uncertain but is likely to be in excess of $20 million (see section 5.2.2).

5.6.7 Dividends

The Directors' intended dividend policy for AMP is to distribute approximately 60% of available operating profit after income tax in the form of dividends, with an interim dividend payable in October of each year and a final dividend in April of the following year.

The declaration of dividends is subject to the discretion of the Board. The level of dividends declared by the Board is subject to a number of factors, including the financial results of AMP, the general business and economic environment, ongoing capital requirements, ongoing cash requirements and any other factors the Board may consider relevant.

Dividends are declared by the AMP Board and are paid out of AMP's retained earnings rather than consolidated retained earnings. After allowing for the loss on Demerger (outlined in section 5.4.1) and the declared interim dividend, at 30 June 2003 AMP had retained earnings of approximately $1.3 billion from which dividends could be paid. Aside from exchange rate movements and the potential impact of its approximately 15% interest in HHG, AMP will not be impacted by any further change to the loss on Demerger should the actual market based valuation of HHG differ from the Directors' valuation. Any such change would be reflected in consolidated retained earnings only.

However, the AMP Group (including the HHG Group until the Effective Date) is likely to make a consolidated loss for the year ending 31 December 2003 (see section 5.4.1). The AMP Group will also have consolidated accumulated losses, including the capital loss reserve at 31 December 2003 (see section 5.3.1). Accordingly, AMP will be required under APRA's prudential standards to seek approval for any future dividends whilst consolidated retained earnings are negative. APRA approval has been obtained for the interim dividend declared on 20 August 2003.

5.7 International Accounting Standards

International Financial Reporting Standards ("IFRS") are to be adopted for all entities reporting under the Corporations Act for financial years commencing on or after 1 January 2005. This will mean that AMP will be required to report under IFRS for the year ending 31 December 2005. As those reporting requirements are not yet mandatory, the pro-forma financial information contained in this section of the document has been prepared under existing reporting requirements (AGAAP).

Certain significant components of the proposed IFRS are yet to be released in relation to insurance contracts. The International Accounting Standards Board ("IASB") has split the insurance contracts requirements into two phases. The IASB has recently issued its exposure draft on Phase I, with an expectation that a standard will be issued in early 2004. This will allow adoption for the 2005 year. Phase I allows for the reporting of those contracts which satisfy the definition of "insurance" to continue to be based on local reporting requirements (in this case existing AGAAP). Reporting of contracts, which do not satisfy the definition, will be subject to other standards, most notably those relating to financial instruments. A significant proportion of the AMP Group's insurance business will not satisfy the definition of "insurance" proposed for Phase I and will therefore cease to be subject to AGAAP reporting requirements. New fair value based reporting requirements for insurance contracts are expected to be introduced under Phase II. An exposure draft on Phase II is unlikely to be issued until the end of 2004, with a planned effective date of 2007 or 2008.

AMP has initiated a project to assess the impact of IFRS on reported results. While this work is still at a preliminary stage, it is possible that a charge to consolidated retained earnings will arise on transition to IFRS. This charge would not be reported as part of the consolidated statement of financial performance. The impact of IFRS on ongoing reported results has not, as yet, been determined.

Section 6

HHG after the Demerger

6 HHG after the Demerger

6.1 Overview of the HHG Group

6.1.1 Introduction

The HHG Group after the Demerger will consist principally of the United Kingdom based businesses of AMP. It will comprise the following portfolio of businesses, providing the HHG Group with a diversified revenue base: Henderson (the HHG Group's investment management business), Life Services (which comprises principally the closed life insurance and pensions books of Pearl Assurance plc ("Pearl"), London Life Limited ("London Life"), National Provident Life Limited ("National Provident Life") and NPI Limited) and a number of other businesses (the "Other Businesses"), the principal ones being Towry Law plc ("Towry Law") and a strategic investment in Virgin Money Group Limited ("Virgin Money"). The HHG Group's core businesses will be based around its investment management franchise in Europe, centred in London, with the Life Services businesses managed from various United Kingdom regional centres.

As at 30 June 2003, the total assets under management of the HHG Group were $170.8 billion (£69.4 billion), of which approximately $67.2 billion (£27.3 billion), or approximately 39%, were the assets of Life Services' life funds.

(a) History

AMP has had a presence in the United Kingdom since 1908, when it opened a United Kingdom branch office. It began its policy of expansion in the United Kingdom in 1989 when its United Kingdom operations merged with the long term insurance business of London Life. This was followed by the acquisition of Pearl in 1989. In 1995, AMP acquired a 50% share in Virgin Direct, which later acquired an exclusive worldwide licence to use the Virgin brand in retail financial services.

In 1998, AMP acquired Henderson plc (known as "Henderson Investors"), further increasing its presence in the United Kingdom and adding significant scale and capabilities to its existing asset management offering in the United Kingdom and Australia. In 1999, it acquired the long term insurance business of National Provident Institution, under a court approved transfer scheme that transferred the existing business to a new company in the AMP Group, National Provident Life. Certain parts of the existing business and future increments were reinsured into another new company in the AMP Group, NPI Limited, which also wrote subsequent new business under the continuing NPI brand. In 2001, AMP acquired both the financial advisory group Towry Law, with the aim of improving the financial planning and distribution capabilities of its United Kingdom operations, and Interactive Investor International, in order to add customers and capability to AMPLE, the online fund supermarket that it had developed inhouse.

AMP began to refocus its United Kingdom businesses on its core activities in 2001, with an emphasis on product distribution. It sold the general insurance business of Pearl, including the right to write new business and renewals of existing business under the Pearl name, to Churchill and entered into an agreement to supply Pearl's customers with Churchill products. The Virgin Direct business merged with virginmoney.com to create Virgin Money and, at the same time, Virgin Money's interest in the Virgin One business was sold to the Royal Bank of Scotland. In 2002, AMP sold Henderson's private client business to Newton Investment Management, and sold Cogent Investment Operations ("Cogent"), its internally developed asset administration business, to BNP Paribas Securities Services.

In July 2002, AMP announced its intention to cease writing new business for most Pearl and London Life with-profits and annuity products. In October 2002, it separated its United Kingdom life insurance and pensions businesses into two divisions: UK Life Services, to manage the closed books of business of Pearl, London Life and National Provident Life; and UK Contemporary, to manage those businesses which were continuing to write new business. During the first six months of 2003, AMP closed the Pearl direct sales force and sold its United Kingdom banking portfolio to Newcastle Building Society. In June 2003, AMP announced that it was closing the UK Contemporary division and that NPI Limited would be effectively closed to new business and would be managed as part of UK Life Services, which was renamed Life Services. At the same time, Pearl and London Life were closed to new business. In the long term, it is HHG's intention to acquire full ownership of AMP Invest plc from Pearl in order to maximize HHG's

direct economic exposure to, in particular, Henderson and also to enhance Pearl's regulatory capital position (as Pearl's interest in AMP Invest plc is not currently fully admissible for regulatory purposes).

6.1.2 Overview

(a) Corporate structure

The HHG Group is to be restructured in connection with the Demerger. Following the restructuring, HHG is expected to hold a controlling (between 50% and 60%) interest in AMP Invest plc ("AMP Invest"), which is the parent company of Henderson Global Investors (Holdings) plc. Pearl will hold the remainder of the share capital of AMP Invest, which will be an asset of the shareholders' fund, together with the benefit of a loan of £148 million to AMP Invest, which will be an asset of Pearl's long term fund. Implementation of the restructuring is expected to be completed immediately prior to the Demerger, which is described in sections 3.1 and 10.4. In the long term, it is HHG's intention to acquire full ownership of AMP Invest from Pearl in order to maximise HHG's direct economic exposure to, in particular, Henderson and also to enhance Pearl's regulatory capital position (as Pearl's interest in AMP Invest plc is not currently fully admissible for regulatory purposes).

(b) Henderson

Henderson is a leading investment manager centred in London and operating throughout Europe. It also has operations in North America and Asia. Henderson is one of the top ten United Kingdom domiciled investment managers, based on total global assets under management. Henderson manufactures a broad range of actively managed investment products for institutional and retail investors, across multiple asset classes including equities, fixed income, private equity and property, and also manages the assets of Life Services' life funds. For further information relating to Henderson's ranking as a top ten United Kingdom domiciled investment manager, based on total global assets under management, see "References" in section 6.6.

Henderson Global Investors was formed in 1999. Following AMP's acquisition of Henderson Investors in 1998, it was integrated with AMP's then existing asset management activities in the United Kingdom. In 1999 the Australasian asset management activities of AMP were integrated with Henderson Investors. Upon the Demerger, the Australian and New Zealand investment management operations of Henderson Global Investors will be retained by AMP, while Henderson will form the cornerstone of the HHG Group.

(c) Life Services

Life Services comprises principally the life insurance and pensions books of Pearl, London Life, National Provident Life and NPI Limited, which are effectively closed to new business. Life Services' life funds are expected to run down over many years. As at 30 June 2003, Life Services had approximately five million policies in force and $72.6 billion (£29.5 billion) of assets under management. This included approximately $5.4 billion (£2.2 billion) invested in Life Services' open ended investment companies ("OEICs") and unit trusts. These vehicles are intended to be merged into Henderson's existing range of OEICs and unit trusts in 2004.

(d) Other Businesses

Other Businesses comprises principally Towry Law and a strategic investment in Virgin Money. Towry Law is a financial advisory group operating mainly in the United Kingdom. Towry Law does not manufacture its own products but provides its clients with independent advice on pensions, investments, insurance and mortgages manufactured by other companies. The HHG Group has a strategic investment in Virgin Money, a 50/50 joint venture with Virgin Group which has an exclusive worldwide licence to use the Virgin brand in retail financial services.

6.1.3 The HHG Group's strategy

The HHG Group's strategy will be focused on managing its businesses efficiently to create incremental shareholder value. The HHG Group aims to achieve this by growing Henderson into a powerful and highly regarded European investment management business centred in London with emerging businesses in other

major asset management markets, and by putting the Life Services businesses on an efficient operational platform and in a sound financial position, achieving releases of capital over time. Due consideration will be given to divestment opportunities where positive value can be achieved for HHG shareholders.

The key components of the HHG Group strategy are:

(a) **Henderson**

- build and sustain competitive investment performance;
- broaden product range by offering additional higher margin products;
- attract and retain the right people;
- build scale by strengthening distribution and client servicing; and
- run the business efficiently.

(b) **Life Services**

- maintain a rigorous approach to risk and balance sheet management;
- improve operating efficiency of the closed books;
- manage customer relationships effectively; and
- develop and retain high quality people.

(c) **Other Businesses**

- Develop Towry Law as an effective standalone business.
- Focus on maximising the value of the HHG Group's stake in Virgin Money, in conjunction with its joint venture partner.

6.1.4 Senior management team

HHG Group's senior management team combines an in-depth expertise of the core business units within the HHG Group with extensive experience in the financial services industry. The senior management team comprises:

- **Roger Yates (46) – Chief Executive Officer of HHG and Managing Director of Henderson**

  Roger Yates was appointed Chief Executive Officer of HHG in June 2003, and Managing Director of Henderson Global Investors in 1999. He has been a director of AMP since December 2002 and will cease to be a director of AMP upon the Demerger. He joined AMP in October 1999 to lead the integration of Henderson Investors and AMP Asset Management Australia to form Henderson Global Investors. He has 22 years' experience in the fund management industry as an investment professional and business manager. Previously he was Chief Investment Officer of Invesco Global and held senior roles for fund management companies LGT and Morgan Grenfell.

- **Nicholas Toby Hiscock (43) – Chief Financial Officer**

  Toby Hiscock was appointed to the HHG Board in August 2003. He was appointed Chief Financial Officer of HHG in May 2003. Previously, he was Global Director of Finance and Strategy for Henderson Global Investors from January 2003 and Director of Finance for Henderson Investors from July 1998, having held senior internal audit and finance roles since joining Henderson Investors in 1992. He is a qualified chartered accountant and has 22 years' experience in the accounting profession. Prior to joining Henderson Investors, he was Senior Audit Manager at Midland Bank, London for three years. From 1981 to 1988 he worked for Binder Hamlyn, Chartered Accountants in London.

- **Ian Laughlin (52) – Managing Director Life Services**

  Ian Laughlin was appointed to the HHG Board in January 2003 and Managing Director UK Life Services in October 2002. In the five months prior to his current appointment, he was Director, Managing Director's Office of the former UK Financial Services business, and prior to that held a similar role in Australian Financial Services for over two years. He has almost 30 years' financial

services experience. He joined AMP in 1996 as Chief Manager Life and Risk Insurance Service, and later became General Manager, Customer Solutions. Prior to joining AMP, he was General Manager Retail Customer Services, Suncorp and before that held various senior management roles in Suncorp and National Mutual. He is a qualified actuary.

- **Ian Buckley (54) – Global Chief Investment Officer of Henderson**

  Ian Buckley was appointed Global Chief Investment Officer of Henderson Global Investors in December 1999. He is ultimately responsible for the investment performance of all Henderson listed assets under management. He also has an active role as fund director on a number of pension fund accounts. He was a main board director of Henderson plc before its takeover by AMP. He joined Henderson plc in 1992 from Sun Life Asset Management.

- **Mike Clare (47) – Managing Director, United Kingdom of Henderson**

  Mike Clare was appointed Managing Director, United Kingdom of Henderson Global Investors in April 2002. He is responsible for all United Kingdom investment products and services. Prior to this he was Chief Investment Officer, Insurance and Retail from January 2000. He was responsible for the integration of NPI Asset Management into Henderson Global Investors during 1999 and was acting Chief Executive and Chief Investment Officer of NPI Asset Management during this period. He was Managing Director of AMP Asset Management NZ prior to his move to the United Kingdom in 1996.

- **Jonathan Moss (40) – Finance Director and Chief Actuary of Life Services**

  Jonathan Moss was appointed Chief Actuary of Life Services in February 2003 and Finance Director of Life Services in June 2003. Prior to this he was Chief Actuary, AMP Financial Services in Australia. Since joining London Life in 1987, he has held a number of senior actuarial roles in HHG, AMP Australia and London Life.

- **Steven O'Brien (48) – General Counsel**

  Steven O'Brien was appointed General Counsel of HHG in September 2003. From June 2000 until September 2003 he was Executive Legal Counsel for Henderson Global Investors . He has held a number of senior legal roles in National Provident Institution and NPI Limited including Group Solicitor and Company Secretary, and Director of Process Compliance. Prior to joining National Provident Institution in June 1988, he worked as a commercial lawyer with British Telecom and in private practice.

- **Anne Rein (50) – Director of Human Resources and Communications**

  Anne Rein was appointed Director of Human Resources and Communications of HHG, in addition to her responsibilities at Henderson, in May 2003. Previously, she was Global Director, Human Resources for Henderson from December 1999, Human Resources Executive for AMP Asset Management and Group Human Resources Development Executive for AMP worldwide. Prior to joining AMP in early 1995, she was Deputy Director General in the New South Wales Premier's Department responsible for public sector performance improvement. This followed her role as Chief Executive of Tourism Training Australia.

6.1.5 Ongoing relationship with AMP

Immediately following the Demerger, AMP will hold approximately 15% of the issued share capital of HHG. Certain restrictions will apply to AMP's ability to sell this shareholding (see section 10.6.7). AMP and HHG have agreed that AMP shall be entitled to nominate one non-executive director to the HHG Board for so long as AMP holds (whether directly or indirectly) at least 5% of the issued share capital of HHG, subject to the HHG Board nomination committee recommending the proposed non-executive director. Any such appointment will be in accordance with the requirements of HHG's Articles and will be subject to the approval of the FSA (if required). Following the Demerger, Pat Handley, an AMP Director, will be the Non-Executive HHG Director nominated by AMP. Andrew Mohl, the Chief Executive Officer of AMP, will also be a Non-Executive HHG Director. The HHG Directors believe that

it is appropriate that Mr Handley and Mr Mohl hold both positions, even though this may give rise to a potential conflict of interest in some instances. For a description of procedures contained in HHG's Articles to deal with any conflicts which may arise in proceedings of the HHG Board, see section 6.7.2(a).

On an ongoing basis, arrangements with respect to the separation of the AMP businesses and the HHG businesses will be addressed through a Demerger Deed and in a Transitional Services Agreement, which will be entered into prior to the Demerger. As the businesses will be split on a geographical basis, it is not currently expected that there will be material areas of business overlap. For further information regarding the Demerger Deed and the Transitional Services Agreement, see section 10.6.

For so long as AMP's interest in HHG is at least 10% of the issued share capital of HHG, and assuming that HHG is listed on the UKLA Official List, AMP will be a "related party" for the purposes of the UK Listing Rules. Generally speaking, any transaction entered into between HHG or any of its subsidiaries and AMP or any of its subsidiaries while AMP remains a related party (other than a transaction of a revenue nature in the ordinary course of business) will require the approval of the shareholders of HHG.

6.1.6 Presentation of financial information

In this section 6, all financial information has been prepared in accordance with UKGAAP. Australian dollar amounts that have been converted from Pounds Sterling have been converted as follows: amounts relating to Henderson fund flows have been converted at the average exchange rate during the period in question; amounts that are given as at a specific date have been converted at the closing exchange rate as at that date; and all other amounts, including those relating to historical injections of capital or loans, have been converted at the closing exchange rate as at 30 June 2003. For details of these exchange rates, see the table set out in section 7.1.4. In each case, the exchange rates used are based on the 4pm London close rates.

6.2 Henderson

6.2.1 Overview

Henderson is a leading investment manager centred in London operating throughout Europe, with offices in London, Amsterdam, Frankfurt, Paris, Milan, Zurich and Vienna. It also has operations in North America (with offices in Chicago and Hartford) and Asia (with offices in Singapore, Hong Kong and Tokyo). Henderson is one of the top ten United Kingdom domiciled investment managers, based on total global assets under management. Henderson manufactures a broad range of actively managed investment products for institutional and retail investors, across multiple asset classes including equities, fixed income, private equity and property. Henderson also manages the assets of Life Services' life funds.

Henderson Global Investors was formed in 1999. Following AMP's acquisition of Henderson Investors in 1998, it was integrated with AMP's then existing asset management activities in the United Kingdom. In 1999, the Australasian asset management activities of AMP were integrated with Henderson Investors. Upon the Demerger, the Australian and New Zealand investment management operations of Henderson Global Investors will be retained by AMP, while Henderson will form the cornerstone of the HHG Group.

The following table shows a breakdown of Henderson's assets under management by line of business and asset class.

Total assets under management ($170.8 billion (£69.4 billion)) as at 30 June 2003

By line of business (% of assets)	By asset class (% of assets)
Retail – open ended 8%	Equities 43%
Retail – closed ended 6%	Fixed income 48%
Subadvisory 11%	Property 8%
Institutional 36%	Private equity 1%
Life Services' life funds 39%	

As at 30 June 2003, Henderson held $170.8 billion (£69.4 billion) of assets under management, approximately $67.2 billion (£27.3 billion), or approximately 39%, of which were managed on behalf of Life Services' life funds. Since 1 January 2000, the assets of Life Services' life funds have declined from approximately 49% of the total assets under management to approximately 39%, primarily due to success in winning new third party business.

Between 1 January 2000 and 30 June 2003, Henderson achieved $31 billion (£11.7 billion) of net fund inflows, including $8.1 billion (£3.1 billion) of net inflows from retail, $31.1 billion (£11.5 billion) of net inflows from institutional and $5.9 billion (£2.3 billion) of net inflows from sub-advisory clients, with the balance of -$14.1 billion (-£5.2 billion) represented by the net outflows of Life Services' life funds.

Henderson has successfully developed new business activities relating to Continental European listed assets, European property and alternative assets, which accounted for $4.7 billion (£1.9 billion), $5.2 billion (£2.1 billion) and $4.2 billion (£1.7 billion) respectively of assets under management as at 30 June 2003.

Henderson has also extended its geographic reach to the North American and Asian markets, having grown assets under management for clients based in those regions to $4.2 billion (£1.7 billion) and $11.3 billion (£4.6 billion) respectively as at 30 June 2003.

Henderson funds are predominantly managed on an active basis using a range of investment styles, although a number of enhanced index equity products are managed using a hybrid of active and passive management styles. One of the investment styles offered, called "mainstream", uses a combination of top down thematic research to identify economic factors as the key drivers of markets and individual sector stock analysis, which is intended to produce consistent outperformance and is designed primarily for institutional clients. Henderson also uses a range of specialist equity styles including value and growth income.

6.2.2 Key asset classes, products and clients

The Henderson product offering is built around a core of active equity, enhanced index equity and fixed income products, supplemented by a broad range of specialist and higher margin alternative products, to address the specific requirements of institutional and retail clients.

(a) Asset classes

(i) Equities

Henderson's primary focus is on direct investment in shares of larger listed companies in the major developed markets of the United Kingdom, Continental Europe, North America and Asia (including Japan). In addition, Henderson has investment expertise in a number of specialist equity areas including emerging markets, socially responsible investments, smaller companies and hedge funds.

(ii) Fixed income

Henderson's traditional focus is on investment in government and corporate bonds in the United Kingdom and major Continental European markets, supplemented by expertise in the management of pan-European and United States corporate bonds and geared products.

(iii) Property

Henderson offers a wide variety of open and closed ended property funds investing directly in property in the United Kingdom, Europe, North America and Asia, as well as listed property companies globally, including real estate investment trusts. Henderson's property funds invest in all aspects of the property sector including commercial, industrial, residential and retail. Investment styles focus on income or capital gain, according to the client's requirements.

(iv) Private equity

Henderson's private equity operations provide investors (primarily Life Services) with direct access to unlisted companies with potential for expansion and development, including management buy outs and indirect investment via a private equity fund-of-funds product. The aim is to deliver significant capital gains over the medium to long term.

(b) **Products, clients and distribution**

(i) Institutional

Historically, Henderson's core institutional offering has been traditional balanced mandates relating to a number of different asset classes and fixed income mandates. However, in line with the industry, recently Henderson has moved towards the provision of specialist mandates including higher risk/return products.

Henderson's institutional product range currently comprises:

- segregated funds: large individual accounts managed to a bespoke mandate for institutional clients; and
- pooled funds: assets from institutional clients accumulated into large unitised funds and managed to a standard mandate.

Both segregated and pooled mandates permit exposure to a number of the asset classes offered by Henderson.

Henderson accesses its institutional client base through a network of sales teams in the United Kingdom, Continental Europe, the United States and Singapore, which service the needs of global asset consultants and clients. It has a dedicated institutional client servicing team, with a responsibility to provide clients with quarterly performance updates and to resolve investment and any non-investment service related issues.

(ii) Retail

Henderson has a number of product ranges in the major retail investment markets covering a broad spectrum of investor requirements and preferences, including:

Open ended funds

United Kingdom: Henderson has a range of 31 OEICs and unit trusts, encompassing core United Kingdom equity and fixed income funds, specialist regional funds and sector specific funds. In addition to these, Henderson also manages the investments of Life Services' OEICs and unit trusts. It is intended that, subject to obtaining any necessary regulatory or other consents, these vehicles will be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings.

Offshore: Henderson has a well established Luxembourg domiciled SICAV umbrella fund called "Henderson Horizon", with 21 specialist regional and sector specific sub-funds. These funds are distributed to an investor base throughout Continental Europe. The Horizon fund range is also distributed in Asia, particularly in Singapore.

United States: Henderson has a range of United States domiciled mutual funds, which were launched in 2001. The range comprises four specialist international equity funds distributed to United States investors.

Closed ended funds

Henderson is an established market leader in the United Kingdom investment trust sector and currently manages the assets of 16 closed ended funds, or investment trusts. These are listed companies, shares in which can be actively traded in financial markets, whose core activity is investing in the shares of other listed companies. The investment decisions are constrained by an investment mandate established on inception of the trust. Each of the investment trust companies managed by Henderson is listed on the LSE.

One of the closed ended investment trusts is a split capital investment trust. While split capital investment trusts have recently been the subject of adverse publicity and an investigation by the FSA, the split capital investment product offered by Henderson does not cross-invest in other split capital investment trusts. Furthermore, Henderson has not been notified by the FSA that it

is the subject of any enforcement investigations by the FSA into allegations of collusion by fund managers and brokers, mis-selling or misleading marketing.

Henderson accesses its retail client base through a number of distribution channels. However, Henderson's predominant focus is on intermediated distribution to ensure cost effective sales and ensure access to a large proportion of industry fund flows. In the United Kingdom, Henderson has a dedicated sales team to support IFAs, which represent the dominant source of Henderson's retail sales. The FSA has proposed a number of changes to the polarisation rules which govern IFAs. For further information, see section 10.37.2(f).

In Continental Europe and Asia, Henderson has established agreements with both global and national banks to distribute Henderson's retail products through their branch networks. These agreements are complemented by strategic relationships that Henderson has established with a number of distributors, including the Italian bank, Gruppo Banca Popolare di Lodi, in which the HHG Group holds a minority interest. In the United States, Henderson has established agreements with a range of broker-dealers to distribute mutual funds with the support of a team of regionally based Henderson wholesalers.

Retail clients receive a number of formal communications per year including half yearly investment reports and financial statements, account statements and a newsletter providing details of industry issues in addition to Henderson marketing documents. The Henderson website enables clients to purchase and obtain daily valuations of individual savings accounts ("ISAs"). A Henderson dedicated call centre provides IFAs and clients with fund literature, valuations and pricing and responds to general enquiries.

(iii) Life Services' life funds

Henderson manages £27.3 billion of assets on behalf of Life Services' with-profits and non-profit policyholders' and shareholders' funds (collectively referred to in this document as "Life Services' life funds"). Similar to the third party institutional mandates, these assets are managed on both a pooled and a segregated basis, depending on the specific objectives of the client. These assets represented approximately 39% of Henderson's assets under management as at 30 June 2003, while approximately 22% of Henderson's total revenue for the six months ended on 30 June 2003 was derived from management of these assets. For further details on the structure of Life Services' life funds, see "Life Services – Structure of funds" in section 6.3.5.

(iv) Sub-advisory

Henderson has established agreements with a number of financial services companies to manage investment of funds on behalf of their clients to prescribed investment guidelines. These agreements include the management of retail international equity funds on behalf of Mackenzie and Investors Group in Canada, Waddell and Reed in the United States and Gruppo Banca Popolare di Lodi in Italy, and institutional property funds for Ahli United Bank in Kuwait and Nextra in Italy. They also include Virgin Money in the United Kingdom and AMP in Australia.

6.2.3 The Life Services investment management agreements

Henderson has entered into an investment management agreement with each of the Life Services businesses, as it does with all of its clients. The assets managed under the Life Services investment management agreements are Life Services' life funds and Life Services' OEICs and unit trusts. These assets represented in aggregate approximately 43% of Henderson's total assets under management as at 30 June 2003, of which approximately 39% were Life Services' life funds and approximately 4% were Life Services' OEICs and unit trusts.

The investment management agreement with Pearl covering Pearl's life funds and shareholders' funds has an initial fixed term which will expire on 31 December 2008. The agreement can be terminated on 12 months'

notice which can be served at any time after 31 December 2007. The assets managed under this agreement represented approximately 21% of Henderson's total assets under management as at 30 June 2003.

The investment management agreements with NPI Limited and National Provident Life can each be terminated at any time on three months' notice, as their initial fixed terms have expired. The life fund assets managed under these agreements represented approximately 17% of Henderson's total assets under management as at 30 June 2003, of which approximately 14% were in life funds and approximately 3% were in OEICs.

The investment management agreement with London Life has an initial fixed term which will expire on 31 December 2008. The agreement can be terminated on 12 months' notice which can be served at any time after 31 December 2007. The life fund assets managed under this agreement represented approximately 4% of Henderson's total assets under management as at 30 June 2003.

The investment management agreements with Pearl Assurance (Unit Funds) Limited ("PAUF") and Pearl Assurance (Unit Linked Pensions) Limited ("PAULP") covering their respective unit-linked funds can each be terminated at any time on 12 months' notice. The life fund assets managed under these agreements represented approximately 1% of Henderson's total assets under management as at 30 June 2003.

The investment management agreement with Pearl Unit Trusts Limited ("PUT") covering its unit trusts can be terminated at any time on 12 months' notice. The assets managed under this agreement represented approximately 1% of Henderson's total assets under management as at 30 June 2003.

Almost all of the fees under the NPI Limited and National Provident Life agreements were set by the court order made in 1999 in respect of the transfer scheme under which AMP acquired the long term business of National Provident Institution. In addition, the terms of the Pearl and London Life investment management agreements were negotiated on an arms length basis.

In the case of the Pearl and London Life agreements, if there is a change of ownership of Henderson or the client such that Henderson and the client are no longer part of the same group, the client has the option to seek to renegotiate the fees payable under the agreement, although if it does so Henderson is not obliged to continue to provide investment services to the client.

It is intended that the NPI Limited OEICs, the majority of the assets of PAUF and PAULP and PUT's unit trusts will be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings.

6.2.4 Business strategy

Henderson's strategy is to maintain its configuration as an international, multi-asset class business, concentrating on growth through investment performance, broadening its product range and operational efficiency, with the aim of developing Henderson into a powerful and highly regarded investment management business, operating throughout Europe, with emerging businesses in other major asset management markets.

Henderson's specific strategic priorities are to:

(a) Build and sustain competitive investment performance

This is of utmost importance to Henderson, providing both a source of competitive advantage and enabling margins to be protected. Henderson has a number of initiatives in place to maintain competitive investment performance, including the use of selective recruitment (such as the recent hire of a Chicago based United States fixed income team, additional United Kingdom equities specialists and European property professionals) and an investment philosophy that ensures clarity and consistency of the investment process for the underlying product, with the aim of maximising investment performance for an appropriate level of risk.

(b) Broaden product range by offering additional higher margin products

In a market characterised by increased margin pressure, the continuing development of higher margin products facilitates the maintenance of profitability. Continued product range expansion and innovation is a key source of competitive advantage for Henderson. Henderson has recently extended its product range through the launch of new products including a range of United States mutual funds, specialist property funds in both Europe (for example, the KAG, a tax efficient vehicle in Germany) and the United States, and a number of alternative asset funds that have accumulated assets of $4.2 billion (£1.7 billion) (comprising $1.5 billion (£0.6 billion) of hedge funds and $2.7 billion (£1.1 billion) of geared fixed income funds). Henderson's goal is to respond to the increasing commoditisation of core products by continuing to offer innovative, higher margin products with market leading features and performance.

(c) Attract and retain the right people

Henderson recognises that the strength of its business lies in its people. It aims to recruit and retain high performing staff by providing market competitive remuneration and effective career development programs. Henderson has a wide range of remuneration schemes which seek to align the remuneration of key investment managers to their own investment performance and the financial performance of Henderson. For example, investment managers of listed assets participate in the Growth Equity Bonus Scheme ("GEBS"), which allows them to share in the net profitability growth relating to the funds they manage, while private equity investment managers participate in carried interest plans. For further information on Henderson's remuneration policies, see section 6.7.6.

(d) Build scale by strengthening distribution and client servicing

The HHG Board believes that successful investment managers must have access to the panels of the largest global and national distributors. Henderson's strategic focus on investment performance, client service and brand awareness is vital to securing access to the most powerful distributors and thereby enhancing the scale of its operations.

During the last three years, Henderson has increased the reach of its international distribution in Continental Europe, through the formation of strategic alliances in Italy with Gruppo Banca Popolare di Lodi and in Germany with MM Warburg & Co., as well as distribution agreements with global and national banks. Henderson intends to continue to strengthen its core European franchise through relationships with key intermediaries while building a client servicing infrastructure that is able to support growth. In addition, Henderson will seek to continue to build its emerging businesses in North America and Asia through ties with national and regional distributors.

(e) Run the business efficiently

Henderson's objective is to drive profitable revenue growth and maintain a focus on cost efficiency, while recognising the need to invest in supporting infrastructure and growth opportunities, such as United Kingdom retail and pan-European property, and by undertaking projects targeted at improving investment performance. Henderson will also continue to seek opportunities to outsource those support activities which it feels can be most efficiently performed by third parties.

6.2.5 Asset management market overview

(a) Trend away from equities

As a result of the global downturn in equity markets since 2000, there has been a recent trend to allocate assets to asset classes which are perceived to be less volatile, such as fixed income, property and cash, particularly by insurance companies and defined benefit pension schemes in the United Kingdom. Professionally managed assets have also experienced a movement out of equities and into alternative investment classes, such as hedge funds and property, in an attempt to diversify investor returns.

(b) Outlook for global assets under management

In 2002, largely as a result of the fall in global equity markets, the value of the worldwide asset management industry's total assets under management declined by approximately 8%. The United Kingdom was particularly hard hit because of the relatively high historical exposure of United Kingdom investors to equities, with total assets under management declining by approximately 17%. As at the end of 2002, the United Kingdom was the largest asset management centre in Europe, accounting for approximately 7% of professionally managed global assets.

The decline in 2002 was in marked contrast to the significant growth of the asset management industry, particularly in Europe, during the 1990s. This growth was linked to a number of factors, including the sustained bull market for equities, a significant increase in personal wealth, a widespread recognition of inadequate private savings, government reforms of pension provision and relatively low investment returns from fixed income and other asset classes, including cash, in a low interest rate environment.

Despite the recent market volatility, the HHG Board believes that the medium to long term industry drivers, including an ageing population and the ongoing need for increased retirement savings, remain positive for the asset management industry. This is supported by the predicted growth in global assets under management:

Global asset management industry – assets under management by region, 1999–2007E (US$ billions)

	1999	2000	2001	2002E	2003E	2004E	2005E	2006E	2007E	CAGR 02–07
United States	22,790	22,481	22,055	20,388	20,502	22,040	23,693	25,470	27,380	6.1%
Canada	540	579	617	567	573	617	664	714	769	6.3%
Europe	10,822	11,293	11,057	10,319	10,676	11,650	12,710	13,864	15,121	7.9%
Australia	377	396	422	423	443	494	550	612	681	10.0%
Japan	3,674	3,705	3,570	3,255	3,222	3,393	3,571	3,755	3,946	3.9%
Asia ex Japan	312	359	413	417	460	537	623	719	827	14.7%
Other	472	521	573	548	579	649	728	814	910	10.7%
Non-United States	16,197	16,854	16,651	15,528	15,954	17,340	18,845	20,479	22,254	7.5%
Global	38,987	39,334	38,706	35,916	36,457	39,380	42,538	45,949	49,634	6.7%

Note: Uses US$ exchange rates as at 31 December 2002; "E" denotes an estimate for the relevant year ; "CAGR" is the compound annual growth rate.

Source: Cerulli Associates, Inc., *Cerulli Global Update Year-End 2002*, 28 March 2003.

(c) Increasing competition

The recent reduced financial returns (from both the lower return environment, leading to lower absolute asset levels, and changes in asset mix to lower margin asset categories) have greatly increased competition in the industry. This has forced investment management companies to adjust their cost bases in an attempt to maintain profitability. The increasingly competitive market environment and the growing importance of distributors have also placed pressure on product provider revenue margins.

A number of regulatory changes have recently been proposed by the FSA which may also increase pressure on revenue margins in the United Kingdom. These proposals, which relate to soft commissions and the unbundling of brokerage commissions, would restrict the goods and services (in addition to trade execution) that can be purchased by investment managers from brokers with commission and prevent investment managers from passing on the cost of acquiring additional services to their clients without the clients' express consent. For further information regarding these regulatory changes, see section 10.37.2(e).

The increased competition may also result in consolidation pressures in the investment management industry generally. Consolidation enables investment managers to broaden the range of products and services on offer and increase their distribution channels, as their access to capital improves and scale increases. Despite the relatively developed nature of the institutional market, the outsourcing of investment management to investment managers has been a notable development which offers significant potential benefits to those investment managers who can demonstrate high levels of client service and competitive investment performance. In the current market environment, this is of particular relevance to insurance companies, some of which have outsourced the management of their assets to third parties in an attempt to reduce their cost bases and diversify investment returns. This trend has been strengthened by enhanced market knowledge of investors and, in certain circumstances, the ability of the ultimate investors to determine the managers of their assets.

6.2.6 Key strengths and opportunities

(a) Diversified client base

Henderson has a broad and diversified range of clients across the United Kingdom, Continental Europe, North America and Asia. Its clients include corporations, local government authorities, charities and other institutional investors as well as retail investors, investment trusts and Life Services' life funds.

(b) Diversified range of products

In order to remain competitive, the HHG Board believes that product providers must differentiate themselves by the diversity of their product offering, client service or performance. Henderson's diversified product range means that its revenues are not reliant on one single asset class or product category. This has been beneficial to Henderson during the recent equity market downturn given the relatively high proportion of assets under management (fixed income and property) that have not been subject to equity asset devaluation. In addition, Henderson continues to expand its offering of more specialised investment opportunities such as socially responsible investments, structured products, infrastructure investments, hedge funds and geared fixed income funds.

(c) Quality and continuity of the senior management team

The Henderson management team is led by HHG's Chief Executive Officer, Roger Yates, who was appointed Managing Director of Henderson in 1999 and has 22 years' experience in the asset management industry. He is supported by a highly experienced senior management team, who have an average of 18 years of industry experience and an average of seven years of service with Henderson.

(d) Focus on financial management

The senior management team has delivered robust financial performance in difficult market conditions. Henderson has responded to the sustained equity market downturn during 2001 and 2002 by streamlining the business. This has included curtailing lower priority expansion plans, managing the cost base (including restructuring some service functions to drive greater efficiencies) and reducing the business's range of activities to the most profitable or those with the highest potential profitability. It is intended that all OEICs and unit trusts which are currently part of Life Services will be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings.

(e) Long term investment performance and stable investment management team

Henderson has produced competitive investment performance during the five years ended on 30 June 2003, which has allowed it to win new business in chosen markets. Over that period, 51% of listed assets under management have outperformed their benchmarks, with 71% of listed assets under management outperforming their benchmarks during the six months ended on 30 June 2003. For information on the basis of calculation of this measurement of performance, see "Investment performance and awards" below.

The investment management team benefits from a strong investment management culture. Henderson's performance based remuneration policy for investment managers is linked to the performance of the Henderson business as a whole, as well as the performance of an investment manager's fund. The team benefits from strength in depth and is not overly reliant on a small number of key individuals, although a significant number of the investment professionals are highly regarded within their specialist fields.

(f) **Dynamic third party business growth**

Henderson has consistently grown its third party investment management business. The ongoing development of third party institutional and retail business will be the driving force of future growth as revenue from Life Services' life funds declines over time.

(g) **Established market positions**

Henderson is one of the top ten United Kingdom domiciled investment managers, based on total global assets under management, and has strong and established market positions in the United Kingdom, including being the third largest manager of collective investment vehicles (by reference to all the HHG Group's assets under management managed by Henderson), such as OEICs, unit trusts and investment trusts.

(h) **European distribution platform**

Henderson has formed strong relationships with global asset consultants who control a large proportion of European institutional flows. Retail distribution in the United Kingdom is effected principally through a large network of IFAs, fund supermarkets and banks and other distributors through the use of white label agreements. Retail distribution in Continental Europe benefits from well-established relationships with European banks and Henderson's local office network. This is supplemented by selective relationships to gain access to distribution in major European markets.

(i) **Well recognised brand**

Henderson has a well recognised investment brand among its key target audiences in the United Kingdom. The business has received a large number of industry awards since 1995. Henderson managed funds won 10 first place awards in the Standard & Poor's United Kingdom funds awards over 2001 and 2002, and the Henderson European Absolute Return fund was named the 2002 hedge fund of the year by Eurohedge.

Henderson's international profile has been enhanced by a number of initiatives, including brand advertising, marketing campaigns run from local offices, joint ventures and strategic partnerships with Gruppo Banca Popolare di Lodi in Italy and MM Warburg & Co. in Germany distributing co-branded products to provide instant brand awareness in these markets. Further promotion of the brand has resulted from the performance of Henderson's Continental European retail product, Henderson Horizon, and through the management of Europe's second largest retail property fund.

6.2.7 Market position

Henderson is one of the top ten United Kingdom domiciled investment managers, based on total global assets under management. It also has strong and established market positions in the United Kingdom collective investment market:

	Pro-forma market position (rank)[1]	Pro-forma market share (%)[1]
United Kingdom collective investments (consolidated)	3	4.6%
comprising:		
United Kingdom OEICs and unit trusts	6	3.5%
United Kingdom investment trusts	2[2]	11.1%[2]

Notes:

1. Sources: Association of Investment Trust Companies, Investment Management Association, 30 June 2003, although the information has been adjusted by the HHG Group to take account of (1) the intended merger of all OEICs and unit trusts which are currently part of Life Services into Henderson's existing range of OEICs and unit trusts in 2004 and (2) the assets managed on behalf of Virgin Money unit trusts.
2. These figures relate to the membership of the Association of Investment Trust Companies.

Henderson also benefits from a solid position in the United Kingdom institutional market, being the seventh largest manager of United Kingdom segregated pension funds, and is recognised in the industry as a successful manager of both pooled and segregated mandates.

Henderson has also improved its market position in Europe, with the amount of Continental European listed assets under management almost doubling from $2.7 billion (£1.1 billion) as at 1 January 2000 to $4.7 billion (£1.9 billion) as at 30 June 2003 (representing a compound annual growth rate of 26%), and with European property assets under management growing from $1.0 billion (£0.4 billion) to $5.2 billion (£2.1 billion) over the same period (representing a compound annual growth rate of 61%).

Since 1999, Henderson has also established a solid platform in alternative investments, comprising hedge funds and geared fixed income funds, which accounted for $4.2 billion (£1.7 billion) of assets under management as at 30 June 2003.

6.2.8 Investment performance and awards

Henderson has delivered competitive investment performance over the last five years for equity, fixed income and property funds for retail and institutional clients, which contributed to it achieving $31 billion (£11.7 billion) of net fund inflows between 1 January 2000 and 30 June 2003. During the five years ended on 30 June 2003, 51% of listed assets under management have outperformed their benchmarks. However, the combination of falling equity markets, a bias towards growth stocks, a continued overweight equity position and exposure to a number of corporate bond downgrades resulted in a fall-off in investment performance during 2001 and 2002. The marked upturn in equity markets in the second quarter of 2003 and improved fixed income performance attribution and analysis have resulted in a significant improvement in investment performance, with 71% of listed assets under management outperforming their benchmark during the six months ended on 30 June 2003. For information on the basis of calculation of this measurement of performance, see below.

Investment performance of a fund can be measured relative to a benchmark as well as the absolute performance of the fund. Benchmarks vary depending on the nature of the fund, but will be representative of the underlying investments, allowing the client to determine the relative performance of the investment manager. The benchmarks selected will vary depending on the client and the nature of the mandate: institutional clients with segregated mandates would typically set a customised benchmark, specific to its own objectives, whereas others will select a benchmark based on an index, such as the FTSE All Share index or the Morgan Stanley Capital International, Inc. ("MSCI") index. By contrast, retail funds are typically measured by reference to the performance of a chosen peer group.

The following tables show performance against benchmark by client type and asset class, with the percentage amounts indicating the percentage of assets under management by Henderson for the relevant type of client or asset class which have beaten the relevant performance measure. Except as otherwise indicated, the performance measure is a benchmark that has been agreed for the relevant product. Many of the Life Services with-profits funds have been and continue to be restructured to reflect the change in the asset mix of those funds and, in accordance with the instructions of the clients, the performance of those funds has not been measured against a benchmark at client level since February 2003. In the following table, for the purposes of determining the investment performance of Life Services' life funds at client level, Henderson has assumed that each of the restructured with-profits funds has achieved the relevant benchmark return since February 2003. For measurement periods that include periods before February 2003, the investment performance of Life Services' life funds in the following table is a combination of assumed performance in line with benchmark from February 2003 and actual performance against benchmark before February 2003.

Henderson investment performance compared with relevant benchmark as at 30 June 2003

By Client Type		Qtr[1]	Ytd[2]	1 yr[3]	3 yrs[4]	5 yrs[5]
Life Services' life funds[6]		88%	13%	12%	9%	81%
Institutional	*Equity/Balanced*	87%	66%	5%	6%	4%
	Fixed Income	71%	85%	34%	55%	64%
Retail		41%	58%	34%	42%	50%
Retail (compared with chosen peer group)		32%[7]	40%[7]	36%[7]	36%[7]	56%[7]
By Asset Class		**Qtr[1]**	**Ytd[2]**	**1 yr[3]**	**3 yrs[4]**	**5 yrs[5]**
Equity – Active		58%	52%	19%	26%	34%
Equity – Active (compared with chosen peer group)		36%[7]	47%[7]	35%[7]	23%[7]	46%[7]
Equity – Enhanced index		53%	86%	86%	88%	95%
Fixed Income		67%	84%	33%	49%	51%
UK Balanced[8]		76%[7]	33%[7]	0%[7]	0%[7]	0%[7]
Hedge Funds[9]		96%	96%	73%	n/a	n/a
Listed Assets		**61%**	**71%**	**34%**	**43%**	**51%**
Private Equity		0%	0%	8%	100%	96%
Property[10]		55%	41%	69%	n/a	n/a
Asset Weighted Total		**60%**	**68%**	**36%**	**44%**	**51%**

Notes:

1. Qtr refers to the period from 1 April 2003 to 30 June 2003.
2. Ytd refers to the period from 1 January 2003 to 30 June 2003.
3. 1 yr refers to the period from 1 July 2002 to 30 June 2003.
4. 3 yrs refers to the period from 1 July 2000 to 30 June 2003.
5. 5 yrs refers to the period from 1 July 1998 to 30 June 2003.
6. Note that since February 2003, because of the ongoing restructuring of many of the Life Services with-profits funds to reflect the change in the asset mix of those funds, the performance of those funds has not been measured against a benchmark at client level. For the purposes of this table, Henderson has assumed that each of those funds has achieved the relevant benchmark return since February 2003. For further information on the asset mix changes, see "Life Services – Structure of funds" in section 6.3.5, and section 7.
7. These percentage amounts refer to the percentage of assets under management of Henderson by the relevant client type or in the relevant asset class, which, over the specified period, have beaten the investment performance achieved by a chosen peer group.
8. The UK balanced funds are the funds that meet the criteria for "balanced funds" in accordance with rules set by the UK National Association of Pension Funds. UK balanced funds invest in equities, fixed income and property.
9. The hedge funds invest in equities and fixed income.
10. Where property benchmarks are not available quarterly, these have been estimated by Henderson based on published market indices. Funds undergoing one-off restructuring and funds that are not valued quarterly have been excluded.

Henderson's investment performance across all asset classes and asset management markets is reflected in the 53 investment industry awards it has won globally since 2001. These awards include:

- Henderson European Absolute Return fund was named 2002 Fund of the Year and Long/Short European equity fund of the year by Eurohedge;
- 10 first place awards in the Standard & Poor's United Kingdom funds awards over 2001 and 2002; and
- TR Property Trust was named best specialist investment trust 2003 and 2002 at the Money Observer IT Awards.

6.2.9 Operational platform

(a) Operations

The Henderson operational model for listed assets was developed to derive maximum efficiency and to leverage the core competencies of the Henderson business, such that activities are outsourced to specialist companies where these provide a cost effective and efficient service. Henderson performs both front office activities, such as making investment decisions, publishing research, dealing and trading, as well as middle office activities, such as trade support, performance measurement and data administration, inhouse. However, most back office operations, including fund administration, trade processing and custodian services, are outsourced to external providers (primarily to Cogent, which until 2 September 2002 was an AMP owned company and is now owned by BNP Paribas Securities Services) which are able to take advantage of economies of scale and so provide a more efficient and cost effective service to Henderson. Henderson does perform back office operations for new structured or innovative products, although once it is familiar with the operations required to support such a product, it will then look to outsource these operations as well.

As a result of the structure of and investment in the operational platform, the HHG Board believes that Henderson's operational model is scalable to manage additional levels of assets at limited additional cost for existing product lines. This scalability is enhanced by the variable cost nature of outsourcing of administration services to third parties.

(b) IT

Henderson's IT strategy is to provide secure, reliable systems that support the core business processes, with a specific focus on solutions that maximise operational efficiency while minimising operational risk. Henderson has developed solutions that cover all core processes including portfolio construction, order management, trading, compliance, performance attribution and reporting.

Henderson prefers to integrate industry leading package software to provide solutions that meet its needs. IT solutions are only developed inhouse where an industry standard solution does not provide an advantage.

Henderson's IT infrastructure services are in the process of being insourced and will be managed directly by an inhouse IT team using third party suppliers where appropriate. Due to the bespoke nature of the IT infrastructure services, and in particular the infrastructure which supports the desktop capability of the investment managers, Henderson prefers to insource these services to ensure both efficiency and quality.

6.3 Life Services

6.3.1 Overview

Life Services comprises principally the life insurance and pensions books of Pearl, London Life, National Provident Life and NPI Limited, which are effectively closed to new business. Life Services' life funds are expected to run down over many years. As at 30 June 2003, Life Services had approximately five million policies in force and \$72.6 billion (£29.5 billion) of assets under management. This included approximately \$5.4 billion (£2.2 billion) invested in Life Services' OEICs and unit trusts. These vehicles are intended to be merged into Henderson's existing range of OEICs and unit trusts in 2004, as part of an exercise to rationalise fund management and administration, with expected resulting cost savings. Life Services also includes the closed general insurance books of Pearl, the pension trustee business of AMP (UK) Trustees Limited and the retirement services business operated by NPI Limited.

As closed books of business, the Life Services businesses will have no new policyholders, although there will be limited amounts of new business, for example, to meet contractual obligations to existing policyholders or to cater for new members to certain existing group schemes.

6.3.2 Key strengths and opportunities

(a) Significant scale in terms of both assets and number of policies

Life Services has large and diverse books of business, including life insurance and pensions policies, ISAs, personal equity plans ("PEPs"), OEICs and unit trusts. As at 30 June 2003, excluding OEICs and unit trusts, Life Services had approximately 5 million life and pensions policies in force and approximately $67.2 billion (£27.3 billion) of assets under management.

(b) Opportunity for increased efficiency

In a closed book environment, opportunities exist to rationalise and focus activity and consequently to operate more efficiently, including reducing unit costs. The structure of the service company established to provide administrative services to the Life Services businesses (the "UK Service Company") allows shareholders, and potentially policyholders, an opportunity to participate in savings resulting from this increased efficiency.

(c) Opportunity for capital release

Life Services had a market consistent embedded value of $2,215 million (£900 million) as at 30 June 2003, excluding Life Services' investments in other members of the HHG Group such as Henderson, Towry Law and Virgin Money. If these investments were included, Life Services' market consistent embedded value as at 30 June 2003 would be $3,238 million (£1,316 million). The HHG Board believes that, over the longer term, capital will be released from Life Services as the liabilities against which such capital is held are met. For further information regarding how embedded values are calculated, the reconciliation of the market consistent embedded value to the traditional embedded value and the opportunity for capital release, see section 7 and section 14.

(d) Inherent value in heritage brands and customer base

The inherent value in the heritage brands of "Pearl", "London Life" and "NPI" may provide an opportunity for Life Services. For example, Churchill already undertakes marketing of both new business and renewals of existing business under the Pearl brand, which generates income. On a similar basis, discussions have also commenced with other companies to market further product types to Pearl, London Life, NPI Limited and National Provident Life customers.

(e) People

Many of Life Services' employees have significant experience of the life insurance and pensions industry and have deep knowledge of the products, as well as many of the legacy issues. The experience of the recent past is also valuable in helping management of the business in its present circumstances.

6.3.3 Business strategy

The objective of Life Services is to maximise shareholder value from its closed books of business (through appreciation in the value the market places on the business, and in due course through the release of capital and dividends to shareholders) while treating policyholders fairly.

Life Services intends to achieve this by focusing on certain basic issues: balance sheet and risk management, unit costs and efficiency, customer management, and the development and retention of high quality people focused on what matters to the objectives of Life Services.

(a) Maintain a rigorous approach to risk and balance sheet management

Life Services will actively manage its assets and liabilities for the benefit of both policyholders and shareholders. It aims to actively manage both balance sheet and operational risks within the available capital base. Life Services is implementing an enhanced risk and control framework designed to ensure a consistent approach to risk identification and mitigation. Realistic forecasting of policy liabilities will be achieved through the use of enhanced actuarial estimation and modelling systems. Management techniques may include reinsurance and other activity to shift liability from the balance sheet, variations

in annual and final bonus rate declarations (within the regulatory requirements to treat policyholders fairly and in line with the terms of any specific guarantees) and limiting exposure to volatile assets while exploiting alternative investment strategies to enhance investment returns, using hedging instruments and seeking in part to match the duration of assets and liabilities. Life Services is actively exploring various reinsurance options.

(b) Improve operating efficiency of the closed books

Life Services will be run with an emphasis on efficiency, with an aim of reducing unit costs and maintaining a cost base that closely matches the run-off profile of its books of business. It will take actions to replace its fixed costs with variable costs with the principal objective of reducing unit costs. Where appropriate, Life Services will seek to improve the operational efficiency of the UK Service Company arrangements. Life Services is actively seeking new outsourcing opportunities.

Life Services will continue to exploit the recently introduced workflow and imaging technology which facilitates the integration of call centre and back office processing. This allows the standardisation of processes and helps deliver effective and efficient customer services.

(c) Manage customer relationships effectively

Life Services will treat customers fairly. It will also seek to provide accurate and timely customer services, built on doing the basics very well. It will focus on customer retention, marketing and other activity in areas where there is the most financial benefit to shareholders. In addition to the current arrangements with Churchill, Life Services will seek opportunities to market Henderson and third party products and services to its customer base. Where appropriate, Life Services will also consider opportunities to transfer certain policies to other insurance groups and will consider additional reinsurance and other risk transfer arrangements.

(d) Develop and retain high quality people

The successful operation of Life Services as a lean and focused operation is dependent upon having high quality people in place with a clear focus on the key business objectives. The development and retention of key personnel and the provision of rewarding work will be a priority.

6.3.4 Life insurance market overview

The United Kingdom life insurance and pensions industry is the largest in the European Union and the third largest in the world. However, the performance of many United Kingdom life companies has recently been adversely impacted by the poor performance of investment markets, which has resulted in regulatory capital issues, as well as a number of regulatory changes and other issues that have affected the industry as a whole. In the light of the changing environment, a number of operators have concluded that shareholder value is best maximised by closing existing funds to new business and managing the closed books of business as efficiently as possible. In total, approximately $209 billion (£85 billion) of funds out of a total of approximately $635 billion (£258 billion) of with-profits funds in the United Kingdom life sector are now closed to new business. Life Services accounts for approximately 15.5% by value of these closed funds.

(a) Declining investment returns

During the past few years, the performance and financial strength of the life insurance industry have been negatively impacted by poor investment returns, declining long term interest rates and continuing equity market uncertainty. The FTSE 100 index has fallen every year since 1999, including by 24% in 2002. It continued to fall sharply at the beginning of 2003 before making a recovery. Falling markets have impacted the financial strength, or capital position, of many insurance companies by reducing the value of assets that back their insurance liabilities. As a result of declining investment returns, some insurance companies, including the Life Services businesses, now hold a significant proportion of their assets in fixed income securities rather than equity. The Life Services businesses have substantially reduced the levels of reversionary and terminal bonuses and are unlikely to be able to return to the

historic levels of bonuses, in common with a number of other insurance companies. As insurance companies have historically made profits through exposure to equities, the HHG Board expects that shareholder returns from life insurance companies are likely to be lower in the near and medium term.

(b) **Regulatory capital**

A United Kingdom life insurance company has to retain capital to enable it to maintain its regulatory required minimum margin ("RMM") and provide an appropriate "buffer" to deal with volatility. Currently, this buffer has two components: the "free assets", which is the excess of available assets (admissible assets less total liabilities) plus implicit items over and above the RMM, and other margins in asset and liability calculations. Financial strength is typically measured as a "free assets ratio" ("FAR"), which in this document the HHG Group has calculated as the free assets divided by total liabilities. This buffer will be influenced by the nature of the relevant company's investment strategy.

The downward pressure on regulatory capital levels caused by equity market falls has been compounded by a number of additional factors which have continued to add to the pressure on the balance sheets of a number of United Kingdom life insurance companies. These factors have included, for example, the cost of providing for guaranteed annuity options and mis-selling exposures and the anticipated effect of faster than expected improvements in annuitant mortality experience, coupled with declining long term interest rates.

For information regarding Life Services' regulatory capital requirements, see section 7.4 and section 10.37.2.

(c) **Changes to the regulatory environment**

There are a number of proposed changes to the regulatory capital regime for life insurers, which are summarised below. For further information, see section 10.37.

New rules are due to be introduced in 2004 (when the FSA's Integrated Prudential Sourcebook comes into force). These will aim to adopt a more risk sensitive approach to the assessment of a life insurer's capital requirement. Insurers will, in particular, be required to undertake an individual capital assessment, the purpose of which is to ensure that the life insurance company's capital requirement is appropriate for the specific risks run by the company.

Current FSA rules provide an insurer with two options for valuing shares held in a non-insurance group company – the shares may be valued either on a surplus assets basis or on a market value basis. The insurer may adopt the higher of the two valuations. In the FSA's Consultation Paper 145 ("CP 145"), which was published in July 2002, the FSA expressed an intention to remove the market valuation option which would mean that insurers would be required to value shares in non-insurance group companies on a surplus assets basis. The FSA stated that it proposed to make this change when the Financial Conglomerates Directive is implemented in the United Kingdom. It is expected that a consultation paper on implementation of this Directive will be published in October 2003 and that implementation may be as early as January 2005.

The FSA is also consulting on proposals to reform the regulatory capital regime applicable to life insurers' with-profits business. The most recent proposals are set out in the FSA's Consultation Paper 195 ("CP 195") published in August 2003, which includes details on the proposed "twin peaks" approach to the assessment of capital. In addition to the calculation of the amount required for United Kingdom life insurance companies to maintain regulatory capital (the "statutory peak"), insurers will also be required to calculate capital on a new realistic basis along with a capital buffer. This will produce a "realistic peak" which, if it exceeds the statutory peak, will give rise to an additional capital requirement to cover the difference. The new statutory peak, although based on the existing calculation, is expected to differ in a number of ways, including the restriction of implicit items and a strengthening of the resilience requirements, and conversely will also include the relaxation of the net premium approach and an improved allowance for lapses.

The FSA has also proposed rules which will require insurance companies which write with-profits business to document, in "Principles and Practices of Financial Management" ("PPFM"), how the directors exercise their discretion in managing with-profits funds. This will be publicly available and will provide the details of how each company expects to manage its obligations in respect of with-profits policyholders. This will include in particular those areas where it is possible for the company to apply judgement or discretion in assessing the level of benefits, or where the company makes a decision which can have an impact on policyholder entitlement, such as the proportion of the assets invested in equities. The realistic balance sheet will be determined from projections assuming management action consistent with the PPFM.

For further information on the regulatory capital regime applicable to life insurers' with-profits business, see section 10.37.2(c).

These developments may have a significant impact on the regulatory capital requirements of Life Services' life funds, but the details of the new regime are yet to be finalised. The Consulting Actuary was commissioned to prepare a report on its estimates of the position of Life Services reflecting the proposed new regulations. The full Consulting Actuary's report, which is set out in section 14, includes a realistic balance sheet and risk capital margin requirement of Life Services calculated on the basis set out in CP 195, together with determinations of both market consistent and traditional embedded values for Life Services.

(d) Industry wide reviews

In the last decade, the FSA and its predecessors have initiated a number of industry wide reviews of the conduct of life insurance companies and IFAs in respect of advice given to customers to purchase personal pensions and Free Standing Additional Voluntary Contributions ("FSAVCs"), as a result of which life insurance companies have been required to undertake a number of remedial measures. Although there are currently no ongoing reviews, the FSA may initiate a further review of these products or additional products and may require life insurance companies and IFAs to take further action.

6.3.5 Structure of funds

The Life Services businesses comprise a broad range of with-profits and non-profit (including unit-linked) life and pensions business. A with-profits, or participating, policy is one where the benefits of the policy or product are, in part, determined by the bonuses declared by the insurer: policy payouts are "smoothed" and lessen the impact of changes in the underlying value of the assets in the short term. A non-profit, or non-participating, policy is one where the value of the policy or product is either linked directly to the performance of the underlying assets, or is guaranteed by the insurer. A unit-linked policy is a type of non-profit policy where the benefits are determined by reference to the investment performance of a specified pool of assets (referred to as a "unit-linked sub-fund").

Under United Kingdom regulatory rules, assets backing long term insurance policies must be kept separate from any other assets of the business, in the insurer's long term fund. A separate shareholders' fund is maintained. Life insurance and pensions products are written into the long term fund, which may be divided into sub-funds. At least once each year, the assets and liabilities attributed to the fund are valued and the surplus on the fund (or, where applicable, the relevant sub-fund of the fund) available for distribution (and resolved to be distributed) is allocated between the policyholders (through the declaration of reversionary and terminal bonuses) and shareholders. The basis of allocation will depend on the rules of the fund or the sub-fund. In a 90:10 fund, for example, 90% of any surplus is allocated to with-profits policyholders in that fund and 10% attributed to shareholders. Any profits arising in a non-profit (or 0:100) fund, or in the shareholders' fund, are attributed to shareholders.

Although a proportion of the surplus in a fund may be attributable to shareholders, this does not necessarily mean that the surplus will be distributed to shareholders. First, an insurance company must, as with any other United Kingdom company, have sufficient distributable profits to be able to declare

a dividend. Second, where the appointed actuary believes that it would not be prudent in the context of the company's financial condition to distribute the amount attributable to shareholders, it may need to be retained by the company, whether in the long term fund or the shareholders' fund. For further information regarding attribution of surplus, see section 7.

The long term insurance funds of the Life Services businesses are organised in a variety of ways, as can be seen in the following diagram, which shows only the authorised insurance businesses of Life Services and HHG itself. It is a summary only and further explanation is given below.


HHG PLC
London Life Limited
Shareholders' fund
0:100 Life
90:10 Life
0:100 Pensions
90:10 Pensions
London Life Linked Assurances Limited
Shareholders' fund
Long-term fund (0:100)
NPI Limited
Shareholders' fund
Long-term fund (0:100)
Pearl Assurance plc
Shareholders' fund
Industrial branch fund (90:10)
0:100 Life (Pacific Fund)
0:100 Life (Basic life assurance and general annuity business sub-fund)
0:100 Pensions
Ordinary branch with-profits sub-fund (90:10)
Ordinary branch fund
National Provident Life Limited
Shareholders' fund
Long-term fund (100:0)
Pearl Assurance (Unit Funds) Limited
Shareholders' fund
Long-term fund (0:100)
Pearl Assurance (Unit-Linked Pensions) Limited
Shareholders' fund
Long-term fund (0:100)

Note: The Pearl ordinary branch with-profits sub-fund and the industrial branch fund together comprise the overall Pearl with-profits sub-fund.

The Pearl long term fund is divided into a with-profits fund, which includes an industrial branch fund and an ordinary branch fund, into which the respective types of business are allocated. Pearl's ordinary branch business is all its business other than its industrial branch business; for a description of its industrial branch business, see "Key products" below. The with-profits fund operates on a 90:10 basis. The ordinary branch fund also includes the 0:100 pensions sub-fund and the 0:100 life sub-fund. The 0:100 life sub-fund includes basic life assurance and general annuity business and also an earmarked segment known as the Pacific fund, which is described further below.

London Life includes business which moved to a 90:10 basis subsequent to demutualisation, although its with-profits business is separated into life and pensions business sub-funds. London Life's long term fund also contains 0:100 sub-funds, again segregated between life and pensions business.

National Provident Life's long term fund is operated on a 100:0 basis (that is, all profits accrue to with-profits policyholders). While much of the business written in the fund is with-profits, the fund also includes non-profit business, most of which is unit-linked business which is either fully reinsured or has its investment component fully reinsured to Pearl or NPI Limited.

NPI Limited was opened to new business on 1 January 2000. It was effectively closed to new business in July 2003. NPI Limited wrote both unitised with-profits and non-profit business. The with-profits business is reinsured to Pearl's ordinary branch with-profits sub-fund and is held within a segregated 100:0 component of the 90:10 fund. The non-profit business is mostly unit-linked ordinary life insurance and pensions business. In addition, NPI Limited wrote other non-profit business, principally general annuities and pension annuities. All the business retained by NPI Limited is operated on a 0:100 basis.

PAUF, PAULP (both of which are assets of the shareholders' fund of Pearl) and London Life Linked Assurances ("LLLA") all wrote non-participating business only and, accordingly, their long term funds operate on a 0:100 basis.

The following table, prepared in accordance with UKGAAP, shows the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003:

		Ordinary Branch Fund 90:10	Industrial Branch Fund 90:10	Life Fund 0:100	Pensions Fund 0:100	Long Term Fund	Total
Pearl	$m	24,190	1,533	317	7,338		33,378
	£m	9,831	623	129	2,982		13,565
National Provident Life	$m					17,502	17,502
	£m					7,113	7,113
NPI Limited	$m					8,561	8,561
	£m					3,479	3,479
London Life	$m	4,072		180	2,318		6,570
	£m	1,655		73	942		2,670
LLLA	$m			416			416
	£m			169			169
PAUF	$m			1,102			1,102
	£m			448			448
PAULP	$m				874		874
	£m				355		355
Total	**$m**	**28,262**	**1,533**	**2,015**	**10,530**	**26,063**	**68,403**
	£m	**11,486**	**623**	**819**	**4,279**	**10,592**	**27,799**

Notes:

1. As at 30 June 2003, Life Services had liabilities of $46,695 million (£18,977 million) relating to with-profits policies, of which $25,723 million (£10,454 million) was in Pearl, $16,848 million (£6,847 million) was in National Provident Life, $66 million (£27 million) was in NPI Limited and $4,058 million (£1,649 million) was in London Life.
2. As at 30 June 2003, Life Services had liabilities of $10,615 million (£4,314 million) relating to conventional non-profit policies, of which $7,655 million (£3,111 million) was in Pearl, $460 million (£187 million) was in National Provident Life, $974 million (£396 million) was in NPI Limited and $1,526 million (£620 million) was in London Life.
3. As at 30 June 2003, Life Services had liabilities of $11,093 million (£4,508 million) relating to unit-linked policies, of which $194 million (£79 million) was in National Provident Life, $7,520 million (£3,056 million) was in NPI Limited and $987 million (£401 million) was in London Life, and the balance was the total liabilities of LLLA, PAUF and PAULP.

The Consulting Actuary's report in section 14 contains an illustration of the projected net cash cashflows of the long term insurance funds described in the table above.

(a) Intra-group reinsurance arrangements

There are a number of reinsurance arrangements in place between Life Services' various funds and companies, including those identified below:

As referred to above, the with-profits element of the unitised with-profits policies written by NPI Limited has been reinsured into the with-profits fund of Pearl. This effectively allows the relevant policies to have access to with-profits investment experience which NPI Limited does not supply directly.

NPI Limited has a number of reinsurance agreements with National Provident Life. As part of the arrangements in relation to the demutualisation of National Provident Institution, the unit-linked business transferred to National Provident Life in the demutualisation was reinsured into NPI Limited, with the purpose of allowing National Provident Life policies to continue to participate in what were intended to be open unit linked funds, and to allow NPI Limited to offer investments in existing substantial funds with a performance track record. In addition, all top-ups and increments on National Provident Life's policies are reinsured into NPI Limited. National Provident Life has also reinsured all of its pension annuities contracts into the non-profit (0:100) fund of Pearl. For further information relating to the risks associated with one or more of these reinsurance arrangements being terminated, see section 6.8.1(e)(ii).

(b) Intra-group loans

There are a number of loans made between Life Services' various funds and companies, including those identified below:

Upon the completion of the acquisition of National Provident Life by Pearl in 2000, Pearl put in place a support arrangement in the form of contingent loans totalling $1,969 million (£800 million), consisting of a $1,476 million (£600 million) investment by the Pearl 90:10 fund and a $492 million (£200 million) investment by the Pacific fund. This support arrangement is known as the "overcoat". These investments were made through a holding company, National Provident Life Holdings, which in turn invested in National Provident Life. The investment, which was initially held in the shareholders' fund of National Provident Life, could be drawn down into its long term fund as and when required to support its financial strength, at the discretion of the National Provident Life appointed actuary. Various components of this capital were drawn down into the National Provident Life long term fund between February 2000 and December 2002 by way of contingent loans. The loans are repayable in accordance with rules set down by the court order made in respect of the transfer scheme which was effected to transfer the business of National Provident Institution to National Provident Life. The loans bear a variable rate of interest plus a premium of 1.75%. As at 30 June 2003, the total value of the underlying assets lent was $1,651 million (£671 million) and the carrying values of the loans within Pearl were $10 million (£4 million) for the investment made by the Pacific fund and $632 million (£257 million) for the investment made by the Pearl 90:10 fund, reflecting Life Services' current view of the recoverability of these loans. For further information, see section 10.32.6.

London Life Holdings Limited, the direct holding company of London Life, made a contingent loan to London Life at the time of the AMP demutualisation in 1997, amounting to $490 million (£199 million). The conditions under which the loan capital or interest can be repaid are set out in the court order made in respect of the transfer scheme which was effected to transfer the United Kingdom long term insurance business of AMP Society to London Life. This loan is available to support the long term funds of London Life and can be released only at the discretion of its appointed actuary. To date no interest has been paid under the loan, and that interest has accumulated within the London Life long term fund. As at 30 June 2003, the value of the underlying assets supporting the loan was $684 million (£278 million) and London Life Holdings Limited's carrying value of this loan was $246 million (£100 million).

The Pearl shareholders' fund has made two loans to Virgin Money, of $98 million (£40 million) in December 1995 and $49 million (£20 million) in July 1998. Both loans are repayable on 2 February 2006. Interest accrues annually at a variable rate of interest and is payable on maturity. As at 30 June

2003, the aggregate outstanding amount of these loans was $224.9 million (£91.4 million). The loans were held at face value plus interest accrued as at that date.

A proportion of these intra-group loans is inadmissible for the purposes of measuring the regulatory capital position of the lender. For further information on inadmissible items, see section 7.

(c) Unattributed surplus

Where the assets in a long term fund exceed the actuarial liabilities of that fund, such assets may be described as surplus, and sometimes the ownership of such surplus is unclear – in these cases, that surplus may be described as "unattributed". Any attribution or distribution of such unattributed surplus must, in the FSA's view, be effected on the same basis as any other attribution or distribution of surplus, unless some other basis of attribution can be justified.

Historically AMP has reported the "life funds not specifically attributed to shareholders' or policyholders' interests", calculated as approximately 90% of the AGAAP value of assets in excess of policy and other liabilities within the with-profits (or 90:10) funds of Pearl and London Life. This AGAAP amount is different from what is traditionally referred to as "inherited estate" in the United Kingdom, which represents the balance of assets of the with-profits funds in excess of the asset shares of the current generation of policyholders together with any additional amounts required to meet policyholders' reasonable expectations. The amounts differ in quantum because of the different ways in which they are prepared. In recent years, final bonus distributions have exceeded levels supported by actual experience, being set at a level consistent with the reasonable expectations of policyholders. As the need to support final bonus levels is expected to continue in the medium term, and given the significant reduction in the equity exposure of the with-profits funds, it is likely that a significant proportion of the excess of assets over asset shares will be used in this way.

(d) Pacific fund

During the mid 1990s, Pearl undertook an exercise to identify the extent to which unattributed surplus assets held within its with-profits fund could be attributed to shareholder contributions or historical shareholder entitlements which had not been withdrawn from the fund. As a result of this exercise, $2,362 million (£960 million) of assets were identified as being shareholder assets. $103 million (£42 million) of this capital was paid to the 90:10 fund in order to acquire the rights to expected profit from the newly formed 0:100 fund. The remaining $2,259 million (£918 million) of assets was formally attributed to shareholders with the agreement of the United Kingdom regulator. A component of the agreement with the regulator was the formal segmentation of the Pearl long term fund into separate with-profits (90:10) and non-profit (0:100) components. The attributed assets, known as the Pacific fund, are an earmarked segment of the Pearl 0:100 life fund. Under the terms of the agreement with the United Kingdom regulator, the attributed assets were required to remain within Pearl's long term fund for a period of five years and could then be withdrawn subject to Pearl's appointed actuary confirming that policyholder reasonable expectations would not be affected by the withdrawal. Although this five year period has expired, there is no current expectation that the assets will be distributed to shareholders in the medium term.

The Pacific fund has subsequently been used in part to acquire strategic assets and has supplied various internal loans, including providing the $492 million (£200 million) of capital support provided to National Provident Life discussed above. The value of these strategic assets has subsequently been impaired following recent falls in equity markets and reductions in levels of investment returns. More recently, the Pacific fund assets have been rearranged. The original $2,259 million (£918 million) of Pacific fund assets has reduced in value, and some components, representing strategic investments, are inadmissible for regulatory capital purposes. The remainder are currently required to provide capital support to the Pearl with-profits fund. As at 30 June 2003, the Pacific fund had net consolidated assets of $1,496 million (£608 million).

Closing the funds to new business has reduced the operational risks associated with procuring new business, such as mis-selling and other compliance issues. As closed funds, they are no longer subject to "new business strain", the phenomenon whereby high acquisition costs are incurred at inception, and recouped only over time as product margins are recovered. This has reduced the exposure to non-recovery of such expenses.

Life Services is establishing risk management and legal processes to control and monitor legacy issues including, where appropriate, making provision in its financial statements for exposure that it has to certain business risks. For further information relating to business risks associated with the closed books of business, see section 6.8.1.

6.3.7 Key products

The Life Services businesses consist of a broad range of with-profits and non-profit policies, including annuities, pensions, savings and investment products, collective investments, protection policies and "industrial branch" business (where premiums were originally collected directly from policyholders' homes).

These products are held by a broad range of policyholders. As at 30 June 2003, there were approximately five million policies in force.

Some of the with-profits policies contain a provision to apply an MVA. Under the terms of an MVA, an adjustment may be applied to the value of the relevant product to reflect underlying asset values when policyholders surrender in poor market conditions. For policies where there is no MVA provision, there is a risk that under poor market conditions policyholders may receive payments in excess of the underlying asset values of their contracts, a situation that will have a negative impact on the "realistic" capital base, although not the statutory capital base, of the relevant company. Unitised with-profits policies with no MVA provision on surrender represented approximately 6.4% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003.

Certain of the pensions and other products sold by the Life Services businesses allow the policyholder options in relation to the benefit which may be taken under the contract, including the terms on which the ultimate annuity will be provided. Depending on market conditions at the maturity of the pensions contract, these options may have value to the policyholder. Certain policies, for example, include the option to acquire an annuity on guaranteed terms. If the income stream which may be acquired through purchasing an annuity in the open market is lower than that generated by the guaranteed rate available under the terms of the pensions contract, the option will have value to the policyholder. With-profits policies with guarantees and options (other than traditional sum assured and bonuses) accounted for approximately 34.9% of the insurance liabilities, net of reinsurance, of the long term funds of the Life Services businesses as at 30 June 2003, of which 19.9% related to guaranteed terms for the payment of an annuity (either a guaranteed annuity benefit or guaranteed conversion terms), 8.6% related to guarantees of specific levels of periodic bonuses (known as "reversionary bonus guarantees") and 6.4% related to unitised with-profits policies with no MVA provision on surrender. For further information regarding the further implications of these products in relation to the Life Services businesses, see section 6.8.1.

(a) Annuities

Pearl, London Life, National Provident Life and NPI Limited all sold annuity products under which the insurer undertook to pay the policyholder an income stream in return for a lump sum payment (a single premium). The vast majority of these were in the form of a non-profit pension product (in which an annuity is purchased using a proportion of the proceeds of an individual's pension contract). However, Life Services' portfolio also contains a small element of purchased life annuities (in which a single premium from a non-pension lump sum or a home equity release product is converted into an income stream), and some with-profits pension annuities.

Anthony Hotson, M.Phil (Oxon), MA (Oxon), MA (London), age 49

A Non-Executive HHG Director and director of Pearl, National Provident Life and NPI Limited since November 2002. Chairman of London Life since February 2003. Chairman of Towry Law since October 2003.

Experience: Formerly at the Bank of England, McKinsey & Company and Warburg where he was director of S.G.Warburg & Co. Ltd from 1992 to 1995 and subsequently Managing Director and head of Financial Institutions Group, Warburg Dillon Read, investment banking division of UBS AG.

Andrew Mohl, BEc (Hons), age 47

Managing Director and Chief Executive Officer of AMP, and a Non-Executive HHG Director, since October 2002.

Experience: 20 plus years' financial services experience, including more than six years at AMP. Was Managing Director of AMP Australian Financial Services from 1999 to 2002. Prior to this role, Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds. Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services, leading the transformation of advice based distribution and the development of AMP's multi-channel distribution platform.

Former ANZ Senior and Chief Economist (1986–1990) and Managing Director ANZ Funds Management (1993–1996). Past Deputy Head of Research at the Reserve Bank of Australia.

Sir William Wells, BA, FRICS, age 63

A Non-Executive HHG Director since April 1994. Director of Pearl, National Provident Life and NPI Limited.

Experience: Currently President of Chesterton International plc, international property group, having joined Chesterton Property Consultants in 1959 and becoming a partner in 1965. He received a Knighthood in 1997 for his services in a non-executive capacity to the National Health Service, and in April 2001 was appointed as Chairman of the NHS Appointments Commission, which is responsible for all non-executive National Health Service appointments in England.

6.7.2 Corporate governance

(a) Board procedure

The HHG Board meets at least six times per year and may meet at other times at the request of any HHG Director. Resolutions will be adopted by majority vote of those present and if the votes are equal, and if there are at least three directors present who are entitled to vote, the chairman of the meeting has a second, or deciding, vote. Each HHG Director has one vote.

HHG's Articles contain procedures to deal with any conflict of interest which may arise in proceedings of the HHG Board. Each HHG Director is required to disclose to the HHG Board any interest which the HHG Director has in any proceedings of the HHG Board, and, except as otherwise provided by the Articles, the HHG Director shall not vote at a meeting of the HHG Board or a committee of the HHG Board on any resolution concerning a matter in which he has an interest.

(b) Board committees

The HHG Board has established an audit committee, a remuneration committee and a nomination committee.

The HHG Board audit committee is chaired by Peter Costain. It will meet at least four times a year. The HHG Board audit committee is responsible for making recommendations to the HHG Board on the appointment of the auditors and the audit fee and for reviewing the performance, independence and objectivity of the auditors. It receives and reviews reports from the management and HHG's auditors relating to HHG's annual report and accounts and interim reports. The HHG Board audit committee

focuses particularly on compliance with legal requirements, accounting standards and the form of HHG's statutory accounts, HHG's accounting policies and ensuring that HHG maintains an effective system of internal financial and non-financial control. It will also focus on compliance with applicable listing rules. The HHG Board audit committee also receives formal reports from HHG's internal auditor who attends meetings as required. The ultimate responsibility for reviewing and approving the annual report and accounts and the interim reports remains with the HHG Board.

The HHG Board remuneration committee is chaired by Sir William Wells. The HHG Board remuneration committee, which will meet at least four times a year, has responsibility for making recommendations to the HHG Board on HHG's policy on the remuneration and performance of Executive HHG Directors and for determining, within agreed terms of reference, specific remuneration packages for each of the Executive HHG Directors, including pension rights, any compensation payments and the implementation of executive incentive schemes. The HHG Board remuneration committee operates on the principle that members of the executive management should be provided with appropriate incentives to encourage superior performance and should, in a fair and responsible manner, be rewarded for their individual contributions to the success of the HHG Group.

The HHG Board nomination committee is chaired by Sir Malcolm Bates. The HHG Board nomination committee, which will meet at least four times a year, has responsibility for considering the size, composition and balance of the HHG Board, retirement and appointment of additional and replacement HHG Directors and making appropriate recommendations to the HHG Board.

(c) Corporate governance and HHG Directors' dealings

The HHG Directors support the high standards of corporate governance contained in the Code on Governance and Code of Best Practice issued by the Financial Reporting Council, known as the Combined Code, and the Principles of Good Corporate Governance and Best Practice Recommendations issued by the ASX Corporate Governance Council ("ASX Principles") this year.

The Combined Code provides that the board of directors of a United Kingdom public company should include a balance of executive and non-executive directors (in particular independent non-executive directors), with at least half of the board comprising non-executive directors determined by the board to be independent in character and judgement and free from any relationships or circumstances which are likely to affect or could appear to affect, the director's judgement. The ASX Principles also provide that a majority of the board should be independent directors.

The Combined Code provides that the remuneration committees of United Kingdom public companies should consist exclusively of at least three independent non-executive directors who are independent in character and judgement and free from any relationships or circumstances which are likely to affect, or could appear to affect, the director's judgement. The ASX Principles provide that the remuneration committee should consist of a minimum of three members, the majority being independent directors, with the committee to be chaired by an independent director.

Following the Demerger, the HHG Directors intend to comply in all material respects with the ASX Principles and the Combined Code, except as set out in its Annual Report for the financial year ended on 31 December 2003.

HHG will, assuming admission of HHG Shares to the UKLA Official List, comply with a code on securities dealings in relation to HHG Shares which is based on, and is no less exacting than, the Model Code published in the UK Listing Rules. This code will apply to HHG Directors and relevant senior employees of the HHG Group.

(d) Subsidiary governance

Each of the subsidiaries in the HHG Group has its own separate board of directors. For those subsidiaries which are regulated entities, the directors, who in the case of United Kingdom regulated entities include persons approved by the FSA, have an obligation to comply with regulatory duties in addition to their general duties under company law.

In addition, management of the National Provident Life and London Life business is subject to rules set down by the court orders made in respect of transfer schemes which were effected to transfer the relevant books of long term insurance business into those companies in which those businesses now sit. In the case of National Provident Life, these provisions included the establishment of a supervisory board, distinct from the board of directors of the company itself, which is responsible for the management (including investment and bonus policy) of the National Provident Life fund, and which has regard solely to the interests and reasonable expectations of National Provident Life policyholders.

6.7.3 Employees

As at 30 June 2003, the number of full time equivalent employees in the HHG Group (excluding employees of Virgin Money) was 4,558 (including contractors) and the number of actual employees was 4,684. As at 31 December 2000, 2001 and 2002, respectively, the approximate number of full time equivalent employees in the HHG Group (excluding employees of Virgin Money), was 8,870, 9,250 and 6,590 (including contractors).

The new structure for the HHG Group's corporate office will be progressively implemented with appointments being completed by December 2003.

In the United Kingdom, as a direct result of the Demerger and acceleration of business transformation plans, approximately 900 further positions will become redundant within the Life Services businesses. These changes are scheduled for completion by June 2004, by which time it is estimated that the HHG Group will have approximately 3,270 full time equivalent employees and 3,370 actual employees. These figures are estimates only, as in implementing the new structures, consistent with HHG's employee consultation process and flexible work policy, the HHG Group may choose to employ people on a part time or flexible basis to fill full time positions. As a result, actual headcount is difficult to predict accurately at this time.

Employees will be offered redeployment opportunities where available. A structured selection process will be followed in filling available roles in HHG to ensure equity, fairness and that talent is retained. Where redeployment is not available, employees will be supported with appropriate severance packages and outplacement services.

6.7.4 Corporate office

As it was previously part of the AMP Group, HHG will be establishing a corporate office to meet obligations to shareholders and regulatory requirements. It will also be necessary to establish a corporate presence in Australia. The key responsibilities of the corporate office will be development of corporate strategy, review of business unit strategies and targets, management of capital, investor relations, board support and the development and oversight of key governance frameworks related to legal and regulatory requirements, financial control and human resources.

6.7.5 People and culture

The people philosophy for HHG recognises that successful implementation of HHG's overall strategic plan will require a strong focus on attracting and retaining the right people and creating a working environment and culture which supports the needs of the business. Core elements are clear communication and regular feedback on business priorities and progress, performance management, reward for results and opportunities for development.

Specific HR strategies and policies will vary by business unit to reflect business needs and their competitive environment. In Life Services, the focus will be on a well managed process to achieve the required level of resourcing for a closed book and development and retention of key talent. In Henderson, the focus will be on maintaining a distinctive investment management culture with a focus on teamwork, performance and innovation, attracting and retaining the best talent and market competitive reward which encourages a sense of ownership in the business. For Towry Law, the focus will be on targeted recruitment and development to support the planned growth of the business, management development, succession planning for key roles and reward strategies which encourage increasing the value of the business.

6.7.6 Remuneration policies

HHG Group's remuneration framework is designed to be market competitive and specifically to motivate employees to improve individual and corporate performance, retain key employees and align employee behaviours with the interests of shareholders.

It is based on a total reward approach designed to deliver top quartile pay for top performance. There are three key components:

- base salary – positioned at the middle range of the market;
- annual bonus – paid under a short term incentive ("STI") plan where individuals have the opportunity to receive a bonus based on business/individual performance against targets. In Henderson and Towry Law, specialist sales plans provide this for sales staff; and
- long term incentive – performance based for senior executives and key individuals.

The relevant market benchmarks will be an asset management peer group for Henderson and relevant financial services peer groups for Towry Law and Life Services. For senior corporate staff, the benchmark will be a mix of asset management and financial services to reflect the nature of the business.

(a) Restructure and Employee Retention Arrangements

AMP has developed and implemented a program (the "Restructure and Employee Retention Arrangements") to retain certain key staff who are either critical to the Demerger process or to ensuring that business as usual is maintained for those parts of AMP's businesses significantly impacted by the Demerger. For further information, see section 10.16. The total cost (before tax) of these arrangements in respect of employees in HHG's businesses is approximately $25.7 million (£10.3 million).

(b) Employee incentives

Going forward, this will be replaced by a number of equity based incentives including a long term incentive plan and a restricted share plan for key individuals critical to the future of the business. For further information, see section 9.

Each of the businesses within the HHG Group has established remuneration policies to attract and retain key talent, which are set out below.

(i) Henderson

The objective of Henderson's remuneration policy is to provide total compensation opportunities which are competitive within the markets in which Henderson operates (by both geography and type of job), reward performance and which encourage a sense of ownership in the business. The aim is "top pay for top performance".

For senior investment professionals, the STI bonus range is 0–150% of base salary with a target of 75%.

There are also some specialist incentive plans. Investment managers in listed assets have the opportunity to earn above their STI bonus through the GEBS and performance fees. Under GEBS, participants share in the net year on year profitability growth (ie ongoing revenue less direct costs) relating to the funds they manage. Part of the payment is in cash and part is invested in Henderson funds of their choice which is matched by Henderson and paid out after three years. Investment teams also receive a share of performance fees on funds they manage which is paid out over two years.

Private equity investment managers participate in carried interest plans and have the opportunity to earn above their annual bonus via a share of transaction fees they generate on their funds.

For sales professionals, the annual bonus program is replaced by an uncapped sales incentive plan. The design varies by region to ensure local market competitiveness but all have similar principles relating to generation of profitable new business, client retention and teamwork.

(ii) Life Services

The retention of key talent is a major priority. Critical personnel are identified under two main categories:

- individuals whose skills are critical to transition; and
- individuals with skills relating to managing in the ongoing business model.

To date, the focus has been on targeted use of the STI bonus pool and the Restructure and Employee Retention Arrangements. Going forward, the focus is on providing rewarding and challenging jobs with good opportunities for personal development. Arrangements will be individually tailored with a range of incentives including retention bonuses and/or grants under the corporate share plans.

(iii) Towry Law

Towry Law has in place a specialist reward plan for sales professionals and a long term incentive plan for key staff which rewards business value growth.

6.8 Risk factors

This section, which sets out the risks that may affect an investment in HHG, has been prepared for use in connection with the proposed listing of HHG on the LSE using a format and style of presentation consistent with market practice for United Kingdom listing documents. AMP Shareholders should give consideration to all the information in this document, including both the risks associated with an investment in HHG as well as the measures that have been put in place to seek to mitigate such risks.

An investment in HHG Shares involves a degree of financial risk. This section addresses certain risks associated with the HHG Group. If one or more of the following risks were to occur, it could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition, including its share price and its ability to pay dividends.

6.8.1 Risks associated with Life Services and Towry Law

(a) Life Services' risk environment

Life insurance companies in the United Kingdom are subject to a number of inherent risks which arise from a range of factors, including product design (including the provision of a range of guarantees), selling and marketing practices, interest rate and market fluctuations and operational management. They operate in a regulated environment which is exposed to market fluctuations. The falls in United Kingdom interest rates in the past few years and the decline in global equity markets have highlighted these risks, as both investment returns and the value of the assets held by life insurance companies against their liabilities have fallen. At the same time, heightened consumer expectations, better healthcare provision and demographic changes arising from longer life expectancy are changing the assumptions that underpin the pricing of a number of the life insurance industry's policies and products. All life insurance companies in the United Kingdom are exposed to these inherent risks.

Because of the different ways in which the businesses that are now part of Life Services operated and developed in the past, their closed books include a wide range of policies and products sold over a number of decades using many different forms of product literature and through a variety of sales channels (including, in the case of Pearl, a substantial direct sales force). Each of the Life Services businesses has a number of policy administration systems of varying age and functionality, as a result of which the nature and quality of policy and customer data retained and the complexity of administration vary across the different businesses and across individual portfolios. This legacy of the Life Services businesses creates additional risks to which the HHG Group is exposed, which are set out in further detail below.

(i) The HHG Group has identified a number of risks specific to Life Services, which arise both from the environment in which it now operates and from the legacy of the Life Services businesses. It has taken steps to mitigate these risks and, where appropriate, the relevant life companies have made provisions within their audited financial statements. However, there can be no assurance that all of the risks that might emerge have been identified nor that the provisions will prove to be adequate. In understanding the impact that these risks may have on the HHG Group, potential investors should be aware that one of the principal regulatory objectives of the FSA is the protection of policyholders (who take priority over shareholders). All United Kingdom life insurance companies are required by the regulatory regime and by the FSA to treat policyholders fairly, which at times may be detrimental to shareholders. The impact of unexpected liabilities on Life Services' thinly capitalised life funds may be material, and in particular may affect the amount and/or timing of any capital that can be released from the Life Services businesses or the ability of the Life Services businesses to meet regulatory capital requirements.

(ii) Regulatory capital requirements

Many of the Life Services businesses are authorised insurance companies and are therefore required by the FSA to maintain a margin of assets over liabilities to meet minimum regulatory capital requirements – that is, maintain a sufficient level of capital to meet policy liabilities (determined by making appropriate allowance for policyholder reasonable expectations) under defined adverse future scenarios. For further information regarding Life Services' regulatory capital requirements, see sections 7 and 10.37.2.

The Life Services businesses have taken a number of steps to improve the regulatory capital position of the life companies since mid 2002. However, the FARs of the life companies remain low, particularly for National Provident Life, and there are a number of possible scenarios which could potentially bring pressure on, or even cause a breach of, their RMMs. As a result, there is a significant risk that adverse experience in one or more of these with-profits funds, which could result from changes to future experience assumptions, unforeseen issues such as compensation claims, or adverse current experience such as a further sharp fall in asset values, could lead to a breach of their minimum regulatory capital requirements.

Both Pearl and London Life currently rely on waivers that allow them to bring implicit items into the required margin calculations to meet their regulatory capital requirements. These waivers expire at the end of November 2003. It is the intention of the relevant companies to seek renewal of these waivers as they expire. It is highly likely that the RMMs of each life company will be breached if the waivers are not renewed. The HHG Directors have been given no indication that the waivers will not be renewed.

Further, the regulatory capital regime is changing in 2004 with the introduction of the Integrated Prudential Sourcebook and with the implementation in the United Kingdom of the Financial Conglomerates Directive. Among other things, the Integrated Prudential Sourcebook will require a more realistic assessment of the liabilities and risk based capital requirements of the business under a "twin peaks" approach to the assessment of capital needs. The specific details of the new twin peaks regulation are not yet finalised, although a consultation paper (CP 195) has been released by the FSA. Overall, it is expected that for Life Services the new regime will be more onerous than the current regime.

The Financial Conglomerates Directive will introduce a supplementary prudential capital requirement for financial conglomerates (broadly, these are financial groups which include both insurance companies on the one hand and banks and/or investment firms on the other). The Financial Conglomerates Directive also contains provisions for monitoring of intra-group transactions and risk exposures. The HHG Group would qualify as a financial conglomerate and would be subject to the Financial Conglomerates Directive requirements.

Current FSA rules provide an insurer with two options for valuing shares held in a non insurance group company – the shares may be valued either on a surplus assets basis or on a market value basis. The insurer may adopt the higher of the two valuations. In CP 145, which was published in July 2002, the FSA expressed an intention to remove the market valuation option which would mean that insurers would be required to value shares in non insurance group companies on a surplus assets basis. The FSA stated that it proposed to make this change when the Financial Conglomerates Directive is implemented in the United Kingdom. It is expected that a consultation paper on implementation of this Directive will be published in October 2003 and that implementation may be as early as January 2005. If CP 145 was implemented in its current form, it could reduce the amount of Pearl's admissible assets by £210 million. The HHG Group has a number of options available to it to mitigate the impact of CP 145, including a further restructuring of the strategic assets held by Pearl. It is HHG's current intention in the long term to acquire full ownership of AMP Invest (including Henderson and any of AMP Invest's other subsidiaries). Should HHG be unable to implement any such restructuring proposals, there is a significant risk that Pearl will breach its regulatory capital requirements on implementation of CP 145.

For further information relating to the new regulatory regime in the United Kingdom, including more information on CP 195, the twin peaks regime, the Financial Conglomerates Directive and CP 145, see sections 14 and 10.37.2.

If one or more of the Life Services businesses were to breach their minimum regulatory capital requirements, the FSA would look to HHG to take action to improve the capital position. This might require the relevant Life Services businesses to take certain steps for the security of policyholders, and might impose restrictions on the flow of capital from the relevant Life Services businesses. In the event of a breach, Life Services would work closely with the FSA to develop a plan to protect policyholder interests and restore regulatory capital to acceptable levels over time. The plan would seek to ensure that the financial resources necessary to meet responsibilities to policyholders were maintained and could include a number of measures, including changes to the mix of assets, a reduction in the bonus rates payable to policyholders or the sale of inadmissible assets. Such measures may have an impact on the level of assets which can be attributed to shareholders' funds.

Although there is no legal obligation for shareholders to contribute additional capital to prevent a breach of the minimum regulatory capital requirements or to correct an existing breach, if the capital margins of the Life Services businesses continued to be under threat after having taken the agreed action, the HHG Group would have to consider taking further measures to protect the capital margins, which may include raising additional capital in the form of debt or equity.

(iii) Capital releases

United Kingdom regulations require capital to be retained in life insurance companies to enable the funds of such companies to meet statutory regulatory capital margins and to provide them with a buffer against different risks. In the closed book environment of Life Services, as policies mature or are surrendered, the liabilities of the different funds will decline over time and so the amount of capital required to be held against these liabilities will also fall, which may result in the funds holding surplus capital. However, the amount of capital that is surplus to a fund will also depend on, among other factors, the net policyholder cash flows, the mix of assets and the investment performance, any changes in the level of liabilities against those anticipated and any expenses which have to be met out of any surplus. The level of expenses will depend upon the control of overall expenditure and the terms of the service agreements between the UK Service Company and the Life Services businesses.

The principal risk to the release of any surplus capital is the emergence of unexpected or undervalued policy liabilities. If these additional liabilities arise in a non-profits fund, the cost will fall on the shareholders, whereas if they arise in a with-profits fund then the impact on shareholders of the

relevant life company and the policyholders will depend on the nature of the liability, the allocation arrangement of the fund and the availability of policyholder capital. Although the Life Services companies contain a number of different funds, capital adequacy is assessed at the company rather than the fund level. As at 30 June 2003, while the Pearl 90:10 fund showed a deficit, this was covered by assets within the Pacific fund. Under the current reporting regime, there is no requirement to formally transfer assets to clear the deficit. As with the existing regime, there is a deficit within the Pearl 90:10 fund under CP 195. CP 195 proposes that it will be necessary to make a transfer between funds to clear any such deficit which arises. In order to address this, Life Services intends to swap admissible assets from the Pacific fund with inadmissible assets in the Pearl 90:10 fund, principally the overcoat (the fund's investments supported by contingent loans to National Provident Life, as described in section 6.3.5(b)). Nevertheless, while the deficit remains, or if a deficit emerges at a future date, there is a risk that such a deficit will constrain the ability of the non-profit funds to release capital.

In general, the release of any surplus capital from Life Services is determined by the appointed actuary and the board of directors of the relevant life company. Any surplus capital that emerges from a non-profit fund (except the National Provident Life non-profit fund) can be attributed to the shareholders' fund, although the appointed actuary may retain any such surplus within a long term fund for the protection of policyholders. The appointed actuary will also make a recommendation regarding the attribution and distribution of any surplus that emerges from a with-profits fund to both policyholders and shareholders, with any distributions to policyholders made by way of reversionary or terminal bonuses.

In the context of the estimated position of the Pearl with profits fund under CP 195, it has been necessary for the board of directors of Pearl to give an undertaking to restrict transfers to shareholder funds from the Pearl 90:10 fund for as long as policyholder security and customer interests require and in any event capital may not be released before 2014 without the prior consent of the FSA. The commitment to withhold these transfers has provided additional capital support to the realistic balance sheet determined for the purpose of CP 195. In addition, the board of directors of Pearl has committed not to remove any capital or pay a dividend from Pearl without the consent of the FSA. This latter commitment is subject to ongoing review by the FSA.

The release of any surplus capital into shareholders' funds does not necessarily mean that it can be distributed to the life company's shareholders. The FSA may in certain circumstances impose requirements on a company (for example, where that is regarded as desirable in order to protect the interests of customers). Such requirements may, in the context of the Life Services businesses, block the distribution of profit from shareholders' funds and may require the capital to be retained within the company for the benefit or security of policyholders. Alternatively, transfers of assets to shareholders' funds may be restricted under such requirements to the transfer of strategic assets (such as investments in other group companies) rather than more liquid assets, which would make it less likely that the surplus would lead to a distribution to shareholders.

A further factor affecting the timing of capital releases will be the level of EBR of each with-profits fund. If the capital position of each of the with-profits funds improves in the future, the relevant board will need to consider increasing the EBR. In considering any increase in EBR, the board will have to take into account the interests of policyholders and shareholders. The board will evaluate the opportunities on a risk-reward basis. In support of the decision to increase the EBR, the board might consider the potential for higher long term returns in the with-profits fund. Higher returns could lead to higher shareholder transfers from the with-profits fund as policyholder bonuses increase. Higher returns could also result in a reduction in the degree of impairment which is currently recognised in HHG's audited financial statements. For example, should London Life increase its EBR this could lead to a higher value for the intra-group contingent loan made to London Life. Conversely, in favour of a more conservative approach will be considerations of maintaining an adequate level of security for policyholders and shareholders. There is a risk that, in

the event of such an increase, shareholders' funds will be exposed to greater risk and any potential release of capital may be deferred or constrained. Ultimately, the decision will be critically dependent on the overall capital resources available and will give primacy to benefit security. From 2004 onwards, any decisions will be made in accordance with each company's Principles and Practices of Financial Management (see section 6.3.4(c)), which will provide an indication of the factors affecting this decision.

The value of the HHG Group to shareholders is partly dependent on the amount of capital that can be released from the Life Services businesses and/or the timing of such releases. Adverse changes to the expected amount and/or timing of capital releases could have a material adverse effect on, or be materially adversely affected by, the HHG Group's results of operations and/or financial condition.

There can be no assurance as to when any surplus capital can be released, nor can there be any assurance that there will be any surplus capital capable of being released at any time. For more detail in relation to capital releases, see the full Consulting Actuary's report in section 14.

(iv) Unidentified business risks

There can be no assurance that the HHG Group has identified all of the risks to which it may be exposed arising from any of the Life Services businesses. Factors including the age of the portfolios of policies within the funds, the extent of the organisational changes that the Life Services businesses have undergone and the variable quality of records over the extended infrastructure mean that there is a risk that issues relating to the terms, design, distribution and administration of policies and products may emerge in the future. Areas where additional exposures may, for example, arise include the risk that the underlying assumptions used in establishing the reserves for policy liabilities prove to be invalid (see "Insurance risks" below), the risk that it may be alleged or found that policyholders received misleading advice either as to which products were most appropriate for their circumstances or as to the nature of the products sold to them (see "Mis-selling risks" below), and the risk of errors having arisen in the administration or interpretation of the approximately five million outstanding policies written by the Life Services businesses (including errors arising from historic deficiencies in the operational systems operated by the businesses) (see "Operating risks" below).

To the extent that there are risks that have not been identified, exposure to those additional risks could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(v) Provisions

In addition to the industry wide reviews of the conduct of life insurance companies (including the Life Services businesses) initiated by the FSA in the last decade, the HHG Group has identified a number of other business risks to which Life Services has or may have exposure, including some of the risks referred to in this section 6.8, and has taken what it believes are appropriate steps to manage and mitigate these risks. These steps include, where the board of directors of the relevant life company believes it to be appropriate and it is possible to do so, making provisions for the potential related liabilities in its audited financial statements. For further information regarding certain of the provisions contained in the HHG Group's audited financial statements as at 30 June 2003, see section 7.

While the HHG Board considers that the provisions are adequate, they are based on current assumptions and judgements about future outcomes. As a result, there is a risk that the provisions established may prove deficient. If the provisions prove deficient, this could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Provisions in respect of the Life Services businesses are allocated to the appropriate shareholders' fund or long term fund as determined by the board of directors of the relevant life company, depending on the source of the provision. Allocating a new or increased provision to a fund of a Life Services business which is thinly capitalised may have a material adverse effect on the relevant

life company's ability to release capital or meet minimum regulatory capital requirements. For further information on capital releases and the consequences of breaching minimum regulatory capital requirements, see "Capital releases" and "Regulatory capital requirements" above.

(b) Insurance risks

The long term insurance business of Life Services depends to a significant extent on the values of claims paid in the future, relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment revenue exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed by reference to assumptions with regard to the development of interest rates, mortality rates, persistency rates (being the extent to which policies remain in force and are not for any reason surrendered or transferred prior to maturity) and future levels of expenses.

In addition, it is necessary for the boards of directors of the relevant companies to make decisions, on the advice of the relevant appointed actuary, which ensure an appropriate buildup of assets and liabilities relative to one another. These decisions include the allocation of investments among equity, fixed income, property, other internal and external unlisted investments and other asset classes, the setting of policyholder bonus rates (some of which are guaranteed) and the setting of surrender terms. While the boards of directors of the life companies seek to ensure that such decisions are consistent with their regulatory obligations, there is a risk that policyholders may argue that their interests have been adversely affected by such decisions.

(i) Actuarial assumptions

Although Life Services monitors its actual experience against the actuarial assumptions it has used and uses that outcome to refine its long term assumptions, because of the underlying risks it is not possible to determine precisely the amounts which it will ultimately be necessary to pay to meet such liabilities. Amounts may vary from estimates, particularly when those payments do not occur until well into the future. Life Services evaluates its liabilities at least annually, allowing for changes in the assumptions used to establish its liabilities, as well as for the actual claims experience. Changes in assumptions may lead to changes in the level of capital required to be maintained. To the extent that actual claims experience is less favourable than the underlying assumptions, or it is necessary to increase provisions in anticipation of a higher rate of future claims, the amount of additional capital required (and therefore the amount of capital which can be released from the Life Services businesses) and the ability of Life Services to manage the closed business in an efficient manner may all be materially adversely affected.

In a closed book, any divergence in persistency rates from those assumed may have a greater impact (whether positive or negative) than in an open book, where other factors may offset some of this risk. Additionally, different persistency rates across certain types or classes of policyholders may have a greater impact than across others.

Life Services has made a number of assumptions regarding mortality rates, which assumptions are based on slower improvements in mortality rates than those made by some United Kingdom life insurance companies. However, the HHG Board believes that these assumptions are appropriate having taken into account Life Services' customer base and experience to date.

If the reserves established for future policy liabilities were to prove inadequate, the HHG Group would have to increase such reserves, which could have a material adverse impact on the HHG Group's business, results of operation and/or financial condition.

(ii) Actuarial management

Traditionally, provisions in respect of liabilities for with-profits business written in the United Kingdom have been invested in a mix of equities and property as well as fixed income securities. The value of such assets may reduce and there is a risk that there may be a mismatch between the

liabilities and the value of the assets available to meet them. Life Services has substantially reduced exposure in the various with-profits funds to equities and property, but there is a remaining exposure. Bonus rates have been reduced to ensure greater alignment between liabilities and the available assets. For most classes of policies surrender values are closely aligned with underlying asset shares, which further limits the differences. However, there is not a perfect match between expected revenue streams from the available assets and expected claims payments under policies. If asset and liability values do not move consistently it may be necessary to meet some or all of the difference from shareholder resources, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iii) Interest rate fluctuations

Under relevant United Kingdom insurance regulation, the rate at which future actuarial liabilities can be discounted is based on the level of long term interest rates. The liabilities in respect of certain products, notably annuities, vary as interest rates fluctuate and so life insurance companies often attempt to match the liabilities with assets whose sensitivity to interest rates is the same as, or similar to, that of the liabilities. However, to the extent that such asset liability matching is not practicable or fully achieved there may be fluctuations in the difference between assets and liabilities as interest rates change. Interest rate fluctuations could therefore have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iv) Product guarantees and benefits

In the 1970s and 1980s, when interest rates were higher than they have been in recent years, life insurance companies (including the Life Services businesses) sold pension contracts that contained certain guarantees or options, including guaranteed annuity options that allowed the policyholder to elect to take the lump sum payable upon the maturity of the pension and apply the funds to purchase an annuity at a minimum guaranteed rate. During the last decade, interest rates and inflation have fallen and life expectancy has increased more rapidly than originally anticipated. As a result, in many cases the guaranteed rate applicable to these contracts is more favourable than the current annuity rate in the market.

Each of the Life Services businesses has existing liabilities relating to guarantees and options contained in policies, which are increased by downward movements in interest rates, increasing life expectancy and the proportion of customers exercising their option. In order to address the interest rate risk, Pearl and National Provident Life have purchased derivatives that provide some protection against an increase in liabilities and the sensitivity of profit to movements in interest rates. A variety of derivatives have been purchased, primarily split between those which have a value determined by reference to United Kingdom interest rates and those which have an embedded sterling hedge. Although the latter derivatives are denominated in sterling, their value is determined by reference to euro zone interest rates. Conversely, the hedged liabilities are denominated in sterling and their value is determined by reference to the then current United Kingdom interest rate. There is therefore a risk that Life Services may not be fully hedged if euro zone European and United Kingdom interest rates do not move consistently with each other.

There has been significant market concern as to the implications of such guarantees and options on reserving and bonus declarations. The Life Services businesses seek to manage this issue in accordance with both the terms of the policies issued by them and the interests of customers, and have obtained external advice supporting the manner in which they operate the long term funds in this respect.

The most significant factors affecting the cost of these liabilities relative to the provisions made are the number of customers electing to exercise their option to take the more favourable annuity rate and the relative value of the hedge derivatives and the liabilities.

In addition, certain Pearl, London Life and National Provident Life contracts designed to back mortgages have been provided with an additional partial guarantee voluntarily offered to offset potential benefit shortfalls.

If the current provisions established in the audited financial statements of the HHG Group in respect of these guarantees, options and other related benefits prove inadequate, the HHG Group may be faced with an unexpected liability, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(c) Mis-selling risks

The life and pensions products written by Pearl and London Life were distributed through employed (or direct) sales forces. The remuneration of those sales forces, which sold the full range of the insurance companies' life and pension products and provided a face to face financial planning and advisory service, was largely based on commission. Because their products were sold directly, Pearl and London Life have higher potential exposure to mis-selling claims than National Provident Life and NPI Limited, most of whose products were distributed through IFAs. Towry Law employs a large number of advisers who provide face to face advisory services and as such is potentially exposed to mis-selling claims. Pearl, London Life and Towry Law have received, and may in the future receive, complaints from certain customers that they received misleading advice from advisers as to which products were most appropriate for their circumstances or that the nature of the products sold to them, or the circumstances in which the products were sold to them, were misrepresented. Such customers have sought, and may in the future seek, redress for such advice. Complaints may arise in respect of any aspect of the business where customers feel that they have not been treated reasonably or fairly. Life Services reviews product literature, customer services processes and incoming customer complaints and, having assessed the issue, seeks to take appropriate action.

While the HHG Group has invested a considerable amount of time and money in reviewing and assessing its historic sales practices, and has in place risk management, legal and compliance procedures to monitor its current sales practices, there can be no assurance that all of the issues associated with current and historic sales practices have been or will be identified, nor that any issue already identified will not be more widespread than presently estimated. The negative publicity associated with any new sales related issue and/or any compensation payable in respect of any such issue could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(i) Personal pensions

In the mid 1990s, the Securities and Investment Board ("SIB") (a predecessor of the FSA) carried out an industry wide review of the conduct of life insurance companies and IFAs in respect of advice given to customers to purchase personal pensions and to opt out or transfer out of occupational pension schemes offered by the customer's employer. In the view of the SIB, there were occasions when this advice left customers disadvantaged in terms of their pension arrangements by comparison with their remaining in or, as applicable, joining an occupational scheme. The SIB instructed the sellers of personal pensions, including the Life Services businesses and Towry Law, to identify and contact for review all affected customers and, in certain instances, compensate customers for any loss suffered as a result of this advice.

The HHG Group's review process has proceeded in accordance with the required timetable and is now broadly complete. The HHG Group's activities have been reviewed by the FSA and no outstanding issues of significance remain. The HHG Board believes that the bulk of compensation has been paid and the boards of directors of the relevant life companies have allocated provisions for assessed residual liability that they believe may arise. If the current provisions established in the audited financial statements of the HHG Group in respect of these additional compensation amounts prove inadequate, the HHG Group may be faced with an unexpected liability, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(ii) FSAVCs

In 2000, the FSA initiated a similar but more restricted industry wide review in respect of advice given to customers between 1988 and 1999 to purchase FSAVC policies rather than participating in the Additional Voluntary Contribution schemes run by their employers alongside their occupational

pension schemes. The HHG Group's review process has proceeded in accordance with the required timetable and is now broadly complete. The HHG Group's activities have been reviewed by the FSA and no issues of significance now remain outstanding.

The HHG Board believes the HHG Group has adequate provisioning for any liabilities that may arise in the context of this review of FSAVCs. Further, in respect of the insurance companies in the HHG Group, in those cases where the sale was made by an IFA (other than Towry Law), the HHG Board believes that no legal liability resides with the HHG Group. However, if the current provisions established in the audited financial statements of the HHG Group in respect of any compensation payable to customers so affected prove inadequate, the HHG Group may be faced with an unexpected liability, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iii) Endowment savings products

Life Services has a portfolio of endowment savings contracts, the majority of which are conventional with-profits products. Some of these were explicitly sold to back mortgages, while others were sold purely for savings purposes. In accordance with FSA guidelines, Life Services has contacted all of its mortgage endowment policyholders to make them aware that changing economic conditions could impact the value of their policies at maturity. The HHG Board is committed to keeping policyholders informed of the progress of their policies. The HHG Board believes that the Life Services businesses have adequately provided for current estimates of potential exposures to endowment mis-selling issues. If the current provisions established in the audited financial statements of the HHG Group in respect of these estimates prove inadequate, the HHG Group may be faced with an unexpected liability, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iv) Misconduct claims

TLI has received claims for compensation from customers relating to their investments in certain funds managed by a third party, which were suspended from trading in September 2002. Since that time fund valuations have fallen substantially. In addition to customer claims, the Securities and Futures Commission in Hong Kong is conducting an investigation as to whether any registered persons (which could include Towry Law (Asia) Hong Kong Limited or certain officers of TLI) have been guilty of any misconduct in relation to the funds. The possible regulatory sanctions available to it are revocation of registration, suspension of registration, public reprimand or private reprimand. The HHG Board believes that adequate provisions have been established in the audited financial statements of the HHG Group. Should these provisions prove inadequate, the HHG Group may be faced with an unexpected liability. This matter may also adversely impact the strength of the Towry Law International brand. Either of these outcomes could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(v) Financial Services Compensation Scheme

The HHG Group is required to contribute to the Financial Services Compensation Scheme ("FSCS") (the successor to the Investors Compensation Scheme), a United Kingdom industry wide fund for the payment of compensation to investors who suffer loss from providers and/or distributors of long term insurance and investment products which become insolvent before any compensation is paid. The amount of contributions that the HHG Group is currently required to make to the FSCS is approximately $2.5 million (£1 million) per annum. There is a risk that the amount of contributions that providers and distributors are required to make to the FSCS may increase significantly, either because of regulatory changes or because as a result of insolvencies of providers and distributors the current level of the FSCS proves to be inadequate. If the HHG Group becomes liable to make a materially greater contribution to the FSCS than it presently does, this could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(d) Operating risks

Life Services administers approximately five million outstanding policies. Life Services' life companies have had to make provisions in respect of, and have suffered losses arising from, operational errors due to having systems and controls in place in the past which proved to be inadequate. Historical errors have included the incorrect number of units being allocated to a policyholder and certain other issues such as having significant amounts of unallocated cash. However, Life Services has already improved and is in the process of further improving the integrity and robustness of its operating infrastructure and processes. The HHG Board believes that significant advances have been made although it will continue to improve its infrastructure and processes further. However, there can be no assurance that all historical operational errors have been identified, nor that operational errors will not continue to arise. The identification of previously unidentified historical errors or new operational errors may impact on the HHG Group's ability to implement Life Services' strategy, may result in adverse publicity and may have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(e) Other risks

(i) Cost savings in the UK Service Company

The UK Service Company provides much of the administration, support and management functions for the Life Services businesses. While it is the objective of the UK Service Company to allow costs to be more closely matched to the run-off profile of the portfolios, there can be no assurance that the cost savings realised in the UK Service Company will be in line with anticipated reductions in the remuneration it receives. If the expected cost savings cannot be realised, this could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(ii) Intra-group reinsurance arrangements

NPI Limited has outwards reinsurance arrangements in place with Pearl. Although the HHG Board believes that it is unlikely that these arrangements will be terminated, they are terminable on one month's notice, provided that the party giving notice is able to demonstrate that the reasonable expectations of its policyholders are materially adversely affected by the reinsurance. If these arrangements are terminated, NPI Limited may not be able to purchase equivalent reinsurance from a third party, or if it can find equivalent reinsurance the cost of any such arrangements may be significant. In addition, if NPI Limited is unable to purchase any replacement reinsurance, significant amounts of capital may need to be injected into it to ensure that it is sufficiently capitalised. Although there is no current intention that these reinsurance arrangements will be terminated, there can be no assurance that circumstances may not result in them being terminated, nor that equivalent reinsurance would be available in the market. The termination of these reinsurance arrangements could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iii) Adoption of the euro by the United Kingdom

The euro was adopted as the legal currency unit of the countries of the European Monetary Union as at 1 January 1999. The United Kingdom has not adopted the euro but may do so in the future. Life Services has not yet taken any practical steps to ensure that its systems are euro-compliant and it would have to incur substantial development costs in connection with the adoption of the euro in the United Kingdom. It may also incur additional costs caused by human errors, systems errors and other unforeseen problems associated with the introduction of the euro in the United Kingdom. Such development and additional costs could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iv) United States general insurance liability

Pearl operated two reinsurance companies in the United States until 1974, which it sold to General Re in 1985. As a condition of the sale, Pearl retained financial responsibility for the business previously written by it. There are some residual long-tail exposures relating to potential asbestosis,

pollution and health hazard claims from the period before the companies were closed to new business. This liability was protected by the purchase in 1997 of a ground-up reinsurance policy for US$500 million with Berkshire Hathaway and Swiss Re, which at the same time also assumed the claims management responsibility. As at 30 June 2003, payments since inception amounted to approximately 5% of the policy limits. At the last valuation in 2001, the actuarial review of the outstanding asbestosis, pollution and health hazard reserves stated that the ultimate losses were unlikely to exceed the coverage purchased. However, if aggregate successful claims against the policies should exceed the reinsurance policy limit, or if the reinsurers should for any reason fail to pay a claim made by the HHG Group, the HHG Group will be liable to make the required payments to the policyholders and, depending on its amount, such a liability could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

6.8.2 Risks associated with Henderson

(a) **Business risks**

(i) Performance history

When buying investment products or selecting an investment manager, clients consider, among other things, the historic investment performance of the product or manager. If Henderson does not provide satisfactory or appropriate investment returns going forward, existing clients may decide to reduce or liquidate their investment or, alternatively, where relevant, transfer mandates to other investment managers. If Henderson produces a prolonged period of underperformance, there may be a material adverse effect on the HHG Group due to existing clients reducing or liquidating mandates or moving mandates to other managers and an inability to sell new products to existing or new clients. As a result, prolonged underperformance by Henderson could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(ii) The Life Services investment management agreements

The assets managed under the Life Services investment management agreements represented in aggregate approximately 43% of Henderson's total assets under management as at 30 June 2003, of which approximately 39% were in Life Services' life funds and approximately 4% were in Life Services' OEICs and unit trusts. Revenue from the management of these assets will decline over time as the assets under management for those businesses decrease. There can be no assurance that any increases in revenue from new external business will offset the declining revenue arising from management of these assets. A significant net outflow of assets under management could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

The investment management agreements with the Life Services businesses are all terminable upon notice, the length of which varies from agreement to agreement. For further information on the various investment management agreements, see section 6.2.3.

There can be no assurance that Henderson will continue to manage these internal assets. Subject to the terms of the relevant investment management agreements, a decision by one or more of the Life Services businesses to transfer the assets under management to an alternative investment manager or to make a significant change to the asset mix, or a decrease in the persistency rate of policies written into the Life Services businesses, could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(iii) Competitive environment

Henderson competes with global, national and local specialist investment management companies, as well as banks and financial services companies. Henderson's competitors vary depending on the jurisdiction in which it is operating, and Henderson faces competition outside of the United Kingdom from competitors which are strong in local markets. The increasingly competitive market environment has placed pressure on revenue margins and may also result in consolidation pressure. A failure by

Henderson to compete effectively in this environment may result in the loss of existing clients and their business, as well as missing opportunities to capture new business, each of which could have a material adverse effect on Henderson's business, results of operations and/or financial condition.

6.8.3 Other risks associated with the HHG Group

(a) Controls

The HHG Group is developing its corporate governance, risk management and financial reporting processes to the standards required of an independent listed company. A large part of this development is building on existing processes and major components of the overall project are scheduled for completion in advance of the Demerger.

Henderson continues to develop its systems in response to expected growth and increased sophistication in the investment management market. These systems will enhance the existing control environment by introducing more automated controls. Life Services is currently undergoing a major program of improvements to ensure a more efficient and effective internal control environment. These include a more comprehensive risk management process, enhanced actuarial systems and improvements to the general ledger accounting system. These changes are in response to Life Services' strategy, the new regulatory requirements and the need for more timely and detailed monitoring of its financial position.

While the HHG Board believes that it will by the time of the Demerger have appropriate financial and management controls in place in most areas, some of the systems and processes are in the process of development or remain untested. Any disruption in the development of these systems or processes, or issues that emerge in relation to their implementation, may incur additional cost and may negatively impact HHG's ability to execute its strategy and to analyse in a timely and efficient manner its financial and other business information, and may ultimately have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

The HHG Group is vulnerable to adverse market perception as it operates in an industry where integrity and customer trust and confidence are paramount. Any mismanagement, fraud or failure to satisfy fiduciary responsibilities, or the negative publicity resulting from such activities or the accusation by a third party of such activities, could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(b) General economic conditions and fluctuations in the investment markets

The results and operations of the HHG Group are subject to changes in general economic conditions both globally and in the particular countries in which the HHG Group conducts its business. They are also subject to fluctuations in the global investment markets, primarily the fixed income and equity markets. Uncertain economic prospects, declines in investment markets, failures of investment markets to sustain levels of growth or short term volatility in investment markets for whatever reason could result in investors withdrawing from the markets or decreasing their rate of investment.

Equity securities are typically subject to significantly higher price volatilities, and correspondingly higher expected returns over long time periods, than fixed income securities. The prices of equity securities are likely to decline when expectations of corporate earnings fall or investor demand falls for other reasons. Price appreciation is the predominant component of expected return for equity investments, having a greater anticipated contribution to total investment return for this asset class than dividend income. Investment returns from equities are highly dependent upon market factors outside of HHG's control and the realised returns for equities can be negative.

Fluctuations in interest rates can affect income derived from fixed income investments, as well as the market values of, and corresponding levels of capital gains or losses on, fixed income securities. Generally, investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are redeemed, mature or are sold and the proceeds reinvested at lower rates. During periods of rising interest rates, prices of fixed income securities tend to fall and realised gains are reduced or losses incurred upon their sale are reduced.

Investment returns are also susceptible to changes in general economic conditions, including changes that have an impact on the general creditworthiness of the issuers of debt securities. A default by an issuer of fixed income securities may result in a significant fall in the value of the fixed income securities. The value of fixed income securities may also be affected by changes in the issuer's credit rating, since the value of the security may decline where the credit rating of the issuer falls.

Henderson's revenue is, to a large extent, based on the value of assets under management, and so a decline in the value of these assets for whatever reason could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition. For further information, see section 6.8.2(a).

Regulatory capital requirements require the Life Services businesses to keep a margin of assets over liabilities. Traditionally, assets held by life insurance companies have been invested in a mix of equities, property and fixed income securities. Declines in the investment markets or in economic conditions generally may reduce the value of these assets, which may create or exacerbate a mismatch between the liabilities and the assets available to meet them. This could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition. For further information, see section 6.8.1(b).

(c) Loss of personnel

The HHG Group's continued success depends on its ability to attract, motivate and retain highly skilled managers, investment managers and financial sales, marketing, IT and customer support personnel. In particular, if Henderson loses any of its key investment managers, there is a risk that it may also lose certain investment management mandates. The loss of key personnel from the Life Services businesses may also have a material adverse effect on its ability to manage the closed books of the Life Services businesses because it may result in the loss of their technical and management skills, as well as their knowledge of Life Services' legacy issues. As a result, the inability to attract and/or retain the necessary highly skilled personnel could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(d) Negative publicity

Following recent downturns in the equities markets and the resulting heightened consumer and media interest in the financial services industry, any negative publicity (whether well founded or not) associated with the business or operations of the HHG Group or the occurrence of any of the risks set out in section 6.8 could result in a decrease in persistency rates for Life Services or a loss of clients and/or mandates for Henderson, either of which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(e) HHG Group investments

The values at which the HHG Group's investments, including its subsidiaries and loans to and between its subsidiaries, are currently carried in the audited financial statements of the HHG Group may be impaired by changes in investment markets or economic conditions or the underlying performance of those investments. The subsequent writedown of the value of any of these investments could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(f) Pension contributions

The fall in investment markets over the last two years has eroded the HHG Group pension scheme surplus and HHG has budgeted for a return to contributions. Although the proportion of the assets of the pension scheme invested in equities has been reduced, declines in the equity markets may result in HHG having to make higher contribution payments into the pension scheme than planned. This could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

In addition, it is intended that following the Demerger HHG will be the guarantor of certain benefits which may be due to members of the former London Life Pension Scheme whose benefits were transferred to the AMP Pension Scheme in 1999. HHG may be liable to pay certain amounts under this

guarantee if the AMP Pension Scheme is wound up. For further information, see section 10.30.4. At present it is not possible to accurately quantify the likely size of any such amounts. However, if the AMP Pension Scheme is wound up and the obligations of HHG under the guarantee take effect, there is a risk that, the amounts due at that date may be significant. This could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(g) Reliance on services from third parties

The HHG Group relies, through its outsourcing arrangements, on a number of third party providers of administration and IT services and other back office functions. Any interruption in the HHG Group's ability to rely on the services of these third parties or deterioration in their performance could impair the timing and quality of the HHG Group's services and could damage the HHG Group's brands. Furthermore, if the contractual arrangements put in place with any of these third party providers are terminated, the HHG Group may not find an alternative outsource provider on a timely basis or on equivalent terms. The occurrence of any of these events could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(h) Impact of the Demerger

The HHG Group has in the past relied on AMP for various services, including its corporate office function and certain administrative services and information technology systems and resources. After the Demerger, the HHG Group will, subject to certain transitional services arrangements with AMP which will continue during a transition period of no longer than 12 months, operate as an independent group. The newly established corporate office function of the HHG Group will have to support each of the businesses in the HHG Group as well as manage a very significant shareholder base, many of whom may be resident outside the United Kingdom.

Members of the HHG Group are party to a number of contracts which contain provisions relating to a change of control or which, as a result of the Demerger, will require renegotiation. There is a risk that, as a result of the Demerger, counterparties to such contracts may seek to invoke such change of control provisions or use the Demerger to attempt to renegotiate terms to the detriment of the HHG Group.

In addition, the HHG Group has dedicated significant resources to ensure that the Demerger is successfully implemented and there can be no assurance that this dedication of resources to the Demerger will not have a material adverse effect on the business, results of operations and/or the financial condition of the HHG Group.

(i) Brand contagion

Some of the issues which have arisen recently in the United Kingdom life insurance industry have attracted significant media comment and publicity for the individual life insurance companies concerned. The different businesses in the HHG Group are managed separately and have separate boards of directors, and accordingly issues which arise in one business may not be indicative of issues in any other business. However, because of the common ownership of the different businesses in the HHG Group, there is a risk that adverse developments in one business, or significant negative publicity for the brand associated with that business, could cause significant damage to the HHG Group's other brands. Any such damage could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(j) Contingent liability for disposed businesses

In recent years, the HHG Group has disposed of a number of businesses to third parties. Typically, the sale agreement provides for warranties and indemnification for specified periods in relation to certain matters concerning the businesses which have been sold. While HHG Group has no knowledge that it has any actual liability under these warranty and indemnification arrangements, such a liability may arise and any such liability may be material, which could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(k) **Counterparty credit risk**

The HHG Group, and Life Services in particular, has entered into a number of derivative transactions with financial institutions to provide a hedge against certain liabilities. The default by one or more of these counterparties in respect of its obligations to the HHG Group under these arrangements could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition. For further information, see section 6.8.1(b)(iv) and section 7.

6.8.4 Legal and regulatory risks associated with the HHG Group

(a) **Regulatory compliance**

A number of insurance company subsidiaries of the HHG Group are authorised in the United Kingdom, including Pearl, London Life, National Provident Life and NPI Limited, as is Virgin Money Life Limited, the life insurance subsidiary of Virgin Money. These companies are subject to regulation by the FSA. Towry Law, as an IFA, and the Henderson investment management business are also subject to FSA regulation. For further information regarding the regulation of financial services in the United Kingdom by the FSA, see section 10.37.2.

Although the FSA is the HHG Group's primary regulator, it is also subject to regulation in the various other jurisdictions in which it operates. Henderson distributes and offers products in a number of jurisdictions in Continental Europe, the United States and Asia, while Towry Law carries on business in a number of Asian and Middle Eastern jurisdictions including Bahrain and Hong Kong.

The FSA has broad regulatory powers dealing with all aspects of financial services including, among other things, the authority to grant and, in specific circumstances, to vary or cancel permissions and to regulate marketing and sales practices, advertising and the maintenance of adequate financial resources. One of the FSA's principal regulatory objectives is the protection of policyholders and investors rather than shareholders or general creditors.

The FSA and other regulatory authorities may from time to time make enquiries of companies within their jurisdiction regarding compliance with regulations governing the conduct of business or the operation of a regulated business. These can include investigations of, among other things, the degree and sufficiency of supervision of the business and the handling and treatment of clients. In the context of the current regulatory environment and the issues facing the Life Services businesses, it is likely that for the near term the Life Services businesses will be subject to close supervision by the FSA, which may require additional resources to be allocated to liaise with the FSA and to deal with any additional enquiries. While the HHG Group believes each of its regulated businesses dedicates sufficient resources to its compliance program, endeavours to respond to regulatory enquiries in an appropriate way and takes corrective action when warranted, the HHG Group does face the risk that the FSA or another governmental or regulatory body could find it has failed to comply with applicable regulations or has not undertaken corrective action as required. In this case, regulatory proceedings could result. The result may be a public reprimand and/or monetary fines or other regulatory sanctions.

Regulatory proceedings could result in adverse publicity for, or negative perceptions regarding, the HHG Group, as well as divert management's attention from the day to day management of the business. A significant regulatory action against a member of the HHG Group could have a material adverse effect on its business, results of operations and/or financial condition.

(b) **Financial Ombudsman**

The Financial Ombudsman Service in the United Kingdom ("FOS") allows investors to escalate complaints to it once all avenues to resolve them directly with a company have been exhausted. The FOS will review these cases as they arise and will make a ruling (which, if accepted by the investor, is binding) where they will uphold or reject a investor's claim based on the FOS's view of the merits of the case. Significant rulings by the FOS, either as to quantum or, in particular, as to a specific point of

principle, against the HHG Group could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

Recently, a number of cases have been submitted to the FOS concerning a particular issue regarding the sale of certain products by the HHG Group. While a number of similar cases have previously been decided in the HHG Group's favour, in a minority of cases the decisions have been made against the HHG Group. The HHG Group will continue to explore various options open to contest such decisions, if appropriate. Ultimately, in the event that this issue is not resolved to the HHG Group's satisfaction with the FOS, the situation would need to be discussed with the FSA and it may potentially give rise to a requirement for the HHG Group to pay appropriate compensation to customers.

(c) **Litigation**

The HHG Group faces the risk of litigation in connection with all parts of its business. In general, liability for litigation is difficult to assess or quantify. Recovery may be sought for very large and/or indeterminate amounts and the existence and magnitude of liability may remain unknown for substantial periods of time. For further information regarding current material litigation against the HHG Group, see section 10.33. Any material litigation against the HHG Group could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(d) **Legislation**

The legislation affecting members of the HHG Group governs matters with respect to a wide number of areas, including the statutory valuation of assets and liabilities for insurance companies, the restriction of certain transactions between affiliates and admissibility rules governing the quantities and types of assets that can be included in statutory valuations of life insurance companies for regulatory capital purposes. The HHG Group is not always able to predict the impact of future legislation or changes in the interpretation or operation of existing legislation on its business, results of operations and/or financial condition. Further changes to financial services legislation may be enacted, for instance, as a result of action taken by the FSA or as a result of European Directives or other legislation of the European Union. Such changes could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(e) **Taxation law**

There is specific United Kingdom legislation that governs the taxation of life insurance companies and policyholders, changes to which might adversely affect life insurance companies or policyholders. While such risks may impact on the insurance sector as a whole, the impact on the HHG Group would depend upon its mix of outstanding long term business and other relevant circumstances at the time of such change. Changes in taxation can also affect investment behaviour, making investment generally, and specific kinds of investment products in particular, either more or less appealing.

The HHG Group cannot predict the impact of future changes in tax legislation on its business, results of operations and/or financial condition, nor can it predict the impact of future changes in tax law on the taxation of life insurance and pension policies in the hands of policyholders or on the attractiveness of its investment offerings. Amendments to existing legislation (particularly if there is a withdrawal of any tax relief or an increase in tax rates) or the introduction of new rules may impact upon the decisions of either existing or potential customers. Changes from time to time in the interpretation of existing tax laws, amendments to existing tax rates, or the introduction of new tax legislation could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(f) **Business continuity**

The HHG Group's business operations are vulnerable to interruption from fire, flood, chemical spillage, bomb threats, explosions or other forms of terrorist activity and other natural and man-made disasters. The same is true of third party providers on which the HHG Group depends and which depend on the HHG Group. The HHG Group's core businesses have in place disaster recovery plans covering current

business requirements, which have been tested and are considered adequate. Henderson has in place a business continuity plan which has been tested and is considered adequate. Suppliers to which administration and IT services and other back office functions have been outsourced have disaster recovery plans and business continuity plans, which will be reviewed annually. The HHG Group is currently developing a business continuity plan for Towry Law, which it expects to be fully implemented by 31 December 2003. It is also currently upgrading Life Services' existing business continuity plan and expects the upgraded plan to be in place by 31 December 2003 and tested by 31 March 2004. However, delays in implementing a Towry Law business continuity plan or in completing the upgrade of Life Services' business continuity plan may, to the extent that business is interrupted, have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(g) Failure of information systems

The HHG Group's ability to maintain financial controls and provide high quality customer service to customers depends, in part, on the efficient and uninterrupted operation of its management information systems, including its computer systems. The HHG Group's information systems are vulnerable to damage or interruption from floods, fires, power loss, telecommunication failures and similar events. These systems may also be subject to sabotage, vandalism and similar misconduct. The same is true of third party service and software providers on which the HHG Group depends. There can be no assurance that systems will function as designed. Any damage to or failure of its management information systems could result in interruptions to the HHG Group's financial controls and customer service. Such interruption could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

(h) Customer data security

In the provision of customer service, the HHG Group needs to provide secure transmission of confidential information over public networks. The HHG Group is exposed to the risk of its security measures proving inadequate. Any inadequacies may result in a compromise or breach of the technology used by it to protect customer data. Any such compromise of its security could harm its reputation and, therefore, its business. In addition, a party that can circumvent the HHG Group's security measures could misappropriate proprietary information or cause interruptions in its operations. The HHG Group may need to expend significant resources to maintain protection against security breaches or to address problems caused by breaches. The reputational effect of security compromises could have a material adverse effect on the HHG Group's business, results of operations and/or financial condition.

6.8.5 Other risks

(a) No prior public trading

Prior to the Demerger Date, there will have been no public trading market for the HHG Shares. There can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The trading price of the HHG Shares may be subject to wide fluctuations in response to many factors, including those referred to in section 6.8, as well as stock market fluctuations and general economic conditions or changes in political sentiment that may adversely affect the market price of the HHG Shares, regardless of the HHG Group's actual performance or conditions in its key markets.

(b) Shares available for future sale

After the Demerger Date, AMP will hold approximately 15% of the issued share capital of HHG. Certain restrictions will apply to AMP's ability to sell this shareholding (see section 10.6.7).

Shareholders of AMP who receive HHG Shares as a result of the Demerger may rebalance their investment portfolios by adjusting the level of their shareholdings in HHG after the Demerger. There can be no assurance that following the Demerger, AMP (subject to the arrangements referred to

above) or any other shareholder of HHG that received HHG Shares as a result of the Demerger, will not reduce its holding of HHG Shares.

The terms of the CLN Agreement will provide that (i) HHG will use its best endeavours to undertake an equity raising of at least £100 million (net of expenses) prior to 30 June 2004; and (ii) the CLNs may be converted into a significant number of HHG Shares in certain circumstances and at a price that will be at a discount to the then prevailing market price. After conversion, the holders of CLNs may seek to reduce their holdings of HHG Shares.

HHG cannot predict what effect, if any, the issue of HHG Shares in the equity raising, sales of HHG Shares arising from conversion of CLNs, the intention to undertake an equity raising or the availability of HHG Shares for future sale, will have on the market price of HHG Shares. It is possible that the issue and/or sale of HHG Shares, or the perception that such issue or sales could occur, could materially and adversely affect the market price of HHG Shares.

Based on the interests in AMP as at 30 September 2003 and the anticipated share capital of HHG and assuming the Demerger becomes Effective and the HHG Capital Reduction becomes effective, approximately 40.2% of HHG Shares are expected to be held by individual shareholders. The extent of the individual holding may impact the volumes traded and the liquidity of the market in the shares. If a share sale facility was made available in 2004 to HHG individual shareholders and a material amount of shares were sold through the facility then the volume of HHG trading may be impacted.

(c) HHG's ability to pay dividends

HHG's ability to pay dividends to the holders of HHG Shares is a function of HHG's profitability and cash resources and the extent to which, as a matter of law, HHG has available sufficient distributable profits out of which any proposed dividend may be paid. The ability of HHG Group companies to declare dividends, both internally and externally, may be restricted by United Kingdom regulation, to protect the security of the policyholders. In particular, the FSA's rules prohibit a long term insurer from declaring a dividend if the value of its long term insurance assets is less than the amount of its long term insurance liabilities. The board of directors of Pearl has undertaken to the FSA not to pay a dividend from Pearl without the consent of the FSA (see section 7.5.2). For further information on the HHG Group's dividend policy, see section 7.5.3.

(d) Inability to exercise pre-emptive rights

In the case of an increase in the issued share capital of HHG, HHG Shareholders are entitled to pre-emptive rights by statute unless waived by a resolution of the HHG Shareholders at a general meeting. In any future issue of shares carried out on a pre-emptive basis, securities laws of other jurisdictions may restrict the ability of HHG to allow participation by HHG Shareholders in such jurisdictions.

Section 7

Financial information on HHG after the Demerger

7 Financial information on HHG after the Demerger

7.1 Pro-forma historical information for HHG after the Demerger

7.1.1 Basis of preparation

The pro-forma historical information in this section of the document is derived from the pro-forma special purpose financial report set out in section 13.3, the annual and half year financial reports of AMP, the annual and half year investor reports of AMP and other information prepared by AMP and HHG.

The pro-forma historical information is presented in accordance with AGAAP, unless otherwise stated, and includes HHG, together with entities, which will be controlled by HHG following the Demerger. The pro-forma historical financial information set out below should be read in conjunction with the pro-forma special purpose financial report and the accompanying notes, as set out in section 13.3, which have been reviewed by the Independent Accountant.

The AGAAP results for life companies are determined by applying the principles of Margin on Services ("MoS") which is the prescribed method for calculating policyholder liabilities of the life businesses of Australian companies. Under MoS, profits that are expected to be earned on life insurance business emerge over the life of the business as services are provided and income received.

Policy liabilities under MoS are calculated using best estimate assumptions about future conditions. If actual experience differs from that expected, the financial effects of these differences are recognised as experience profits or losses in addition to the expected profits.

From the Demerger Date, UKGAAP will be the basis of reporting for HHG. UKGAAP results for life companies are determined by applying the Modified Statutory Solvency Basis ("MSSB"). Policy liabilities under MSSB are calculated using assumptions which contain margins for prudence over and above what might be regarded as best estimate. Typically, therefore, under MSSB profits are recognised later than under MoS.

The pro-forma historical financial information provided in this section for the HHG Group includes:

- pro-forma results of operations for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 as set out in sections 7.1.4 and 7.2; and
- pro-forma statement of financial position as at 30 June 2003 as set out in section 7.3.1.

Acquired entities are included in the pro-forma results from the date of acquisition. Operations which have been terminated or disposed of since 1 January 2000 are excluded from the pro-forma results.

The pro-forma results of operations are presented to the level of profit after tax before corporate borrowing costs. Following the Demerger, the HHG Group will comprise different assets, liabilities and entities than AMP as it is currently constituted and will operate under a different corporate structure with different gearing and related tax profiles than was the case during the periods presented. Accordingly, HHG does not believe that from an AGAAP perspective the reporting of historical corporate borrowing costs and related corporation tax and cashflows would be meaningful or appropriate. This information is therefore excluded from the pro-forma historical financial information. Corporation tax on the results of operations (other than corporate borrowings) is reflected in the pro-forma results.

The pro-forma financial information does not purport to represent what the results of the operations would have been if the HHG Group had operated on a stand-alone basis during the historical periods presented, nor to project the results for any future period.

In this section, Australian dollar amounts that have been converted from Pounds Sterling have been converted as follows unless otherwise stated: balance sheet information has been converted at the closing exchange rate as at the relevant balance sheet date; and information relating to results of operations or other measures of financial performance has been converted at the average exchange rate during the period in question. For details of these exchange rates, see the table set out in section 7.1.4. In each case, the exchange rates used are based on the 4pm London close rates.

7.1.2 Reconciliation from actual to pro-forma results

The table below sets out a reconciliation between profit after tax before corporate borrowing costs in the pro-forma special purpose financial report (which reflects the HHG Group after the Demerger) and profit after tax in AMP Group's audited financial statements for the years ended 31 December 2000, 2001 and 2002, reviewed but unaudited half year financial report for the 6 months ended 30 June 2002 and audited half year financial report for the 6 months ended 30 June 2003. Pro-forma adjustments are made to the historical financial information to adjust for the Demerger, material terminated or disposed activities and to exclude the impact of certain non-recurring items. In an AGAAP context, the HHG Board believes that these pro-forma adjustments enable a meaningful analysis of the underlying financial performance of the HHG Group.

$m (All amounts are after tax)	FY00	FY01	FY02	1H02	1H03
Total AMP Group profit/(loss) after tax (before the Demerger)	1,152	690	(896)	303	(2,159)
Less: AMP Group (profit)/loss after tax	(573)	(260)	295	(47)	(314)
HHG Group profit/(loss) after tax	**579**	**430**	**(601)**	**256**	**(2,473)**
Add: Corporate borrowing costs[1]	117	109	118	46	59
HHG Group profit/(loss) after tax before corporate borrowing costs	**696**	**539**	**(483)**	**302**	**(2,414)**
Pro-forma adjustments					
Terminated/disposed activities					
– (profits)/losses on termination/disposal[2]	–	(259)	(291)	(58)	26
– trading (profits)/losses[3]	(29)	(12)	(1)	(1)	–
Asset writedowns and additional provisions[4]	–	–	865	–	2,268
Restructuring costs[5]	68	–	258	–	246
Tax releases[6]	(154)	–	–	–	–
Activities transferred from AMP Group[7]	–	–	11	3	8
Other[8]	20	(9)	(23)	(2)	(21)
Pro-forma HHG Group profit after tax before corporate borrowing costs	**601**	**259**	**336**	**244**	**113**

Notes:

1. Corporate borrowing costs reflect charges on all debt used by AMP to finance its investments in controlled entities which was originally sourced through HHG Group entities and distributions on the RPS. It does not include interest on operational debt used directly by the business units.
2. Profits/losses on termination or disposal of activities are net of disposal costs and relate to:
   - 1H03 – Cogent adjustment to 2002 profit (loss of $39 million) and UK private client business adjustment to 2002 profit (profit of $13 million);
   - 1H02 – internal restructures with AMP relating to Cogent (profit of $36 million) and HGI Jersey and its subsidiaries (profit of $22 million);
   - FY02 – Cogent (profit of $241 million), HGI Jersey and its subsidiaries (profit of $22 million), UK private client business (profit of $20 million), and adjustment to general insurance business 2001 profit (profit of $8 million); and
   - FY01 – general insurance business sale (profit of $183 million) and Virgin One business (profit of $76 million).
3. Trading results of terminated or disposed activities relate to:

$m	FY00	FY01	FY02	1H02	1H03
Cogent	(8)	(11)	–	–	–
UK private client business	(3)	(3)	(2)	(1)	–
General insurance business	(21)	(8)	(11)	(5)	–
AMP International development activities	3	10	12	5	–
Total	(29)	(12)	(1)	(1)	–

4. Asset writedowns and additional provisions during the first half of 2003 relate to National Provident Life ($507 million), the UK Service Company ($590 million), London Life ($393 million), Pearl ($360 million), NPI Limited ($283 million) and other entities ($135 million). The writedowns reflected risk reduction initiatives and operational strategy changes. Asset writedowns in 2002 primarily relate to NPI Limited ($508 million), Towry Law ($181 million), Virgin Money ($100 million), and AMPLE/Interactive Investors ($64 million). The writedowns were made following a review of the valuations of key controlled entities in light of challenging investment market conditions and changes in business strategy.
5. Restructuring costs during the first half of 2003 ($246 million) relate to operational strategy changes and comprise staff redundancy costs, provisions for void space and onerous contracts and UK listing costs. Restructuring costs in 2002 ($258 million) and 2000 ($68 million) relate to Life Services, Henderson, Towry Law and corporate office and comprise redundancy costs, professional fees, provisions for onerous contracts and writeoffs of capital expenditure arising out of new strategic initiatives implemented across the business.
6. Tax releases in 2000 ($154 million) relate to a one-off release of deferred tax provisions on shareholder attributable assets within the Pearl long term fund (the Pacific Fund) reflecting the removal of a tax obligation following the investment of those funds in operating businesses.
7. Activities transferred from AMP Group represent trading profits of HGI Asian and European operations transferred to the HHG Group as part of the Demerger.
8. Other primarily comprises the reversal of cost and income adjustments on share options for UK employees and the reinstatement of the Pearl minority interest previously held outside of the HHG Group, which will revert to the HHG Group following the Demerger.

7.1.3 Key profit drivers

The HHG Group's operations comprise corporate office and the following businesses:

- Henderson;
- Life Services; and
- Other Businesses.

In the main areas of the HHG Group's business, profit consists of operating margins and investment income on shareholder capital.

(a) Operating margins

The HHG Group's operating margins are primarily impacted by:

- the performance of investment markets;
- the size and mix of assets under management;
- client retention and new business levels;
- changes in cost base; and
- management of risk and exposures.

Some of these factors are inter-related. For example, the size of assets under management is itself dependent on client retention and new business levels, the mix of assets and the performance of investment markets.

(i) The performance of investment markets

Investment markets have a significant impact on the HHG Group's results. The profitability of Henderson is heavily impacted by the performance of investment markets because it drives the value of assets under management on which both management fees and performance fees are based. The cost base is not directly linked to the levels of assets under management, which means that changes in investment markets can affect profitability.

For Life Services, in addition to the direct impact on the returns on invested shareholder capital, equity markets have historically influenced profit margins from participating business as investment returns affect the level of bonuses which can be supported over time and associated shareholder profits. The recent reduction in the exposure of Life Services' policyholders' funds to equities will reduce the expected investment returns, bonuses and shareholder profit, should equity markets increase in the future.

The following table shows the movement of investment indices over the period between 31 December 2000 and 30 June 2003. These indices are representative of the asset classes which are relevant to both Henderson and Life Services:

Index	Measures	FY00	FY01	FY02	1H02	1H03
FTSE	UK Equities	6223	5217	3940	4656	4031
MSCI World	International Equities	1221	1004	792	908	871
JP Morgan Global Bond	Fixed Interest	163	166	179	174	187
IPD Monthly	Property	413	412	488	464	512

(ii) Size and mix of assets under management

The size and mix of assets under management are drivers of profits, particularly in Henderson's business, as:

- fee income is mainly earned as a percentage fee based on the levels of assets under management; and
- the margins earned from each client vary according to asset class. Typically, Henderson earns lower margins on the management of fixed-income assets and higher margins on equities, private equity and property assets. Margins are also affected by other factors, such as the nature of the product and the distribution channel.

(iii) Client retention and new business levels

The impact of client retention and new business levels on the financial results of the HHG Group is as follows:

- for Henderson, the net gain or loss of clients and their assets under management leads directly to a net gain or loss of income; and
- for Life Services, the impact of client retention (persistency) will depend on:
  - the comparison of reserves held for a policy and the payment made to the policyholder – particularly the extent to which the payment can be managed using surrender penalties or market value adjustments, to ensure that the departing policyholder only receives an appropriate share of underlying assets;
  - the extent to which the policy enjoys guarantees, potentially onerous to the relevant Life Services company, which would either crystallise or which policyholders give up on surrender; and
  - the extent to which the cost base of the UK Service Company can be reduced to compensate for the loss of revenue in the UK Service Company.

(iv) Changes in the cost base

The primary drivers of Henderson's cost base are the number and type of investment portfolios that it manages, the number of clients that it has to service and, to a lesser extent, the level of assets under management.

With minor exceptions, all costs for Life Services are borne by the UK Service Company which then makes appropriate charges to the Life Services companies. The charges for Pearl, National Provident Life and NPI Limited vary with the number of policies in-force. The difference between the charges received and the underlying costs of managing the portfolio represents profit or loss in the UK Service Company. The UK Service Company's remuneration varies with the numbers of policies in-force and any loss of income from a reduction in the number of such policies will have to be compensated by cost savings. The charging basis for the London Life fund is a "cost plus" arrangement. This represents a very small part of the overall total.

(v) Management of risks and exposures

Henderson has internal controls in place to monitor and manage the risks to which it is exposed – in particular, regulatory and operating risk – however, the negative publicity resulting from any mismanagement of these risks could have a significant impact on client retention, new levels of business and ultimately profit.

The nature of the Life Services businesses is such that considerable potential exposure to financial loss exists from various sources, such as regulatory or mis-selling issues, differences in experience (particularly mortality and persistency) relative to the underlying assumptions and investment markets.

For further details of the risks to which Henderson, Life Services and the HHG Group are exposed, see section 6.8.

(b) Investment income on shareholder capital

Investment income on shareholder capital includes the interest, dividends, rents and realised and unrealised capital gains and losses (less corporation tax and asset management expenses) earned on shareholder capital allocated to different businesses and excess capital held at corporate office. The investment income on shareholder capital attributable to business units, described in this section as underlying investment income, has been normalised to bring greater consistency to the results and to eliminate the distorting impact of short term market volatility on underlying performance. As part of the normalisation process, underlying returns are set at risk premiums/discounts over the long term average UK gilt rate. The excess or shortfall between underlying investment income and actual investment income is disclosed separately as the investment income market adjustment in corporate office (see definition of "underlying investment income" in section 15).

The three principal drivers of investment income are:

- asset mix – the combination of asset classes that comprise the total investment portfolio;
- the performance of investment markets; and
- capital movements.

7.1.4 Consolidated pro-forma financial performance

HHG's pro-forma results of operations by segment for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Henderson	234	117	97	57	28
Life Services	303	355	226	177	(24)
Other Businesses	–	(22)	(30)	(9)	(2)
BU operating margins	**537**	**450**	**293**	**225**	**2**
Corporate office costs	(51)	(34)	(28)	(18)	(4)
Operating margins	**486**	**416**	**265**	**207**	**(2)**
Underlying investment income	283	292	219	117	114
Underlying contribution	**769**	**708**	**484**	**324**	**112**
Investment income market adjustment	(160)	(441)	(139)	(76)	10
Goodwill amortisation	(8)	(8)	(9)	(4)	(9)
Pro-forma net profit after tax before corporate borrowing costs	**601**	**259**	**336**	**244**	**113**
Pro-forma net profit after tax before corporate borrowing costs (£m)	**229**	**93**	**121**	**90**	**43**

$m	FY00	FY01	FY02	1H02	1H03
Capital allocated					
Net assets	5,966	5,745	6,775	5,638	4,815
Intangibles	2,189	2,791	2,088	2,667	997
Total invested capital[1]	8,155	8,536	8,863	8,305	5,812
Ratios					
RoIC – underlying	9.5%	8.5%	5.6%	7.7%	3.1%
RoIC	7.5%	3.1%	3.9%	5.8%	3.1%
Investment markets					
FTSE	6223	5217	3940	4656	4031
UK 15 year gilts	4.8%	5.1%	4.5%	5.1%	4.4%
Average $:STG	0.3817	0.3601	0.3607	0.3676	0.3814
Closing $:STG	0.3720	0.3517	0.3498	0.3683	0.4064

Note:

1. Total invested capital for FY00, FY01, FY02 and 1H02 represents capital allocated in AMP Investor Reports to the operations of the HHG Group after the Demerger (Henderson, Life Services, Other Businesses (including Virgin Money) and corporate office adjusted for inter business unit holdings) for the periods specified. Total invested capital for 1H03 is based on the pro-forma capital structure outlined in section 7.3.1. A detailed breakdown by business unit is also provided in that section. Total invested capital for FY02 and 1H03 includes eliminations for inter business unit holdings of $1,211 million and $1,029 million respectively.

(a) Commentary on results for the six months ended 30 June 2003

Pro-forma net profit after tax before corporate borrowing costs for the 6 months ended 30 June 2003 decreased by $131 million, or 54%, to $113 million compared with 1H02 primarily due to:

- a $201 million decrease in Life Services' operating margins due to investment market impacts, a reduction in equity exposures resulting in lower expected bonuses on with-profit policies (and hence shareholder margins) and loss of fees related to closure to new business; and
- a $29 million decrease in Henderson's operating margins primarily due to the lower average level of equity markets in 1H03 compared to 1H02; partially offset by
- a $83 million increase in net investment income due to a slight recovery in equity markets in the first half of 2003 compared to an 11% decline in the first half of 2002.

Total allocated capital decreased by $3,051 million, or 34%, to $5,812 million during the first half of 2003 primarily as a result of tangible and intangible asset writeoffs in each of the main business units and the stronger Australian dollar partially offset by the pro-forma adjustments outlined in section 7.3.1.

(b) Commentary on results for the 12 months ended 31 December 2002

Pro-forma net profit after tax before corporate borrowing costs for the 12 months ended 31 December 2002 increased by $77 million, or 30%, to $336 million primarily due to:

- a $229 million increase in net investment income reflecting appreciation of bonds and a reduction in growth assets as a percentage of total managed assets which overcame a year of poor equity returns; partially offset by
- a $157 million decrease in business unit operating margins reflecting the impact of adverse investment markets on both Life Services and Henderson.

Total allocated capital for the 12 months ended 31 December 2002 increased by $327 million, or 4%, to $8,863 million primarily due to an additional capital contribution from AMP partially offset by asset writedowns.

(c) **Commentary on results for the 12 months ended 31 December 2001**

Pro-forma net profit after tax before corporate borrowing costs for the 12 months ended 31 December 2001 decreased by $342 million, or 57%, to $259 million primarily due to:

- a $117 million reduction in Henderson operating margins following one-off technology fund investment performance fees amounting to $143 million in 2000; and
- a $272 million decrease in net investment income following a decline in UK equity markets.

Total allocated capital for the 12 months ended 31 December 2001 increased by $381 million, or 5%, to $8,536 million primarily due to exchange rate movements offset by repayment of debt.

The financial performance of each business unit is discussed in detail in section 7.2.

7.2 Management discussion and analysis of financial results

In this section, all references to measures of financial performance (including profit margins, operating margins, underlying operating profit after tax) are references to pro-forma measures unless specifically stated otherwise.

7.2.1 Henderson

The pro-forma results of the Henderson segment for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Components of profit and loss					
Fee income	755	627	592	297	247
Management expenses	(424)	(452)	(442)	(217)	(209)
Corporation tax	(97)	(51)	(53)	(23)	(10)
Transformation costs	–	(7)	–	–	–
Operating margin	**234**	**117**	**97**	**57**	**28**
Underlying investment income	6	7	7	3	3
Underlying operating profit after tax	**240**	**124**	**104**	**60**	**31**
Capital allocated					
Net assets	331	390	311	449	406
Intangibles	1,253	1,241	1,028	1,185	817
Total invested capital[1]	**1,584**	**1,631**	**1,339**	**1,634**	**1,223**
Ratios					
Cost to income	56%	71%	73%	72%	83%
RoIC	16.7%	7.7%	7.0%	7.4%	4.8%
RoBUE	97.2%	34.4%	29.7%	28.6%	17.3%

$bn	FY00	FY01	FY02	1H02	1H03
Net fund flows[2]					
Retail – open end	8.5	1.8	0.5	0.4	(0.2)
Retail – closed end	0.2	(2.2)	(0.3)	(0.2)	(0.2)
Subadvisory	8.4	(0.4)	(0.8)	–	(1.3)
Institutional	13.3	18.1	(0.8)	0.8	0.5
Life Services' life funds	(3.2)	(3.9)	(4.2)	(2.5)	(2.8)
Total net fund flows	**27.2**	**13.4**	**(5.6)**	**(1.5)**	**(4.0)**
Assets under management by line of business[2]					
Retail – open end	22.8	20.2	15.4	17.1	14.0
Retail – closed end	18.8	14.2	10.8	13.1	9.8
Subadvisory	29.6	27.0	21.0	23.9	18.0
Institutional	57.0	74.8	69.0	69.9	61.8
Life Services' life funds	95.9	90.2	80.1	78.9	67.2
Total assets under management	**224.1**	**226.4**	**196.3**	**202.9**	**170.8**
Assets under management by asset class[2]					
Local equities	97.2	81.7	67.8	69.9	45.2
International equities	48.1	48.0	34.4	39.7	28.6
Fixed interest	65.4	81.0	77.1	77.0	82.2
Property	12.8	14.7	15.4	15.3	13.5
Private capital	0.6	1.0	1.6	1.0	1.3
Total assets under management	**224.1**	**226.4**	**196.3**	**202.9**	**170.8**
Summary of movements in assets under management					
Opening assets under management	191.9	224.1	226.4	226.4	196.3
Net fund flows	27.2	13.4	(5.6)	(1.5)	(4.0)
Market movement	(10.5)	(23.7)	(25.0)	(12.4)	6.0
$:STG movement	15.5	12.6	0.5	(9.6)	(27.5)
Closing assets under management	**224.1**	**226.4**	**196.3**	**202.9**	**170.8**

Notes:

1. Total invested capital represents the Henderson component of Henderson Global Investors reported in the AMP Investor Report for the period specified. Aside from 1H03, no pro-forma adjustments have been made to these amounts. The 1H03 amount has been adjusted to reflect the Henderson component of the pro-forma adjustments outlined in 7.3.1.
2. Assets under management and net fund flows have been adjusted to exclude the private client business sold in 2002.

(a) Commentary on results for the six months ended 30 June 2003

Underlying operating profit after tax decreased by $29 million, or 48%, to $31 million compared to 1H02. The following items contributed to this result.

- Fee income decreased by $50 million to $247 million primarily reflecting the decline in equity markets. On average the FTSE 100 was 25% lower in the first half of 2003 than in the first half of 2002. In addition, fee income was adversely impacted by the stronger Australian dollar and changes in average fee margins.
- Management expenses decreased by $8 million to $209 million primarily due to the stronger Australian dollar and reductions in discretionary expenditure relating to staff costs, travel, marketing and investment administration, partially offset by ongoing development expenditure in the US and Continental Europe and IT development.
- The corporation tax charge decreased by $13 million to $10 million consistent with the decrease in pre-tax profitability.

Total allocated capital decreased by $116 million, or 9%, to $1,223 million during the first half of 2003 due to the writedown of the remaining goodwill in the NPI Limited asset management contract and the impact of the stronger Australian dollar, partly offset by new capital contributed to Henderson as part of the pro-forma adjustments outlined in section 7.3.1.

Assets under management decreased by $25.5 billion during the first half of 2003, primarily due to the adverse impact of the stronger Australian dollar, which amounted to $27.5 billion. The $6.0 billion increase in assets under management due to the recovery in equity markets was partly offset by fund outflows of $4.0 billion.

(b) Commentary on results for the 12 months ended 31 December 2002

Underlying operating profit after tax decreased by $20 million, or 16%, to $104 million. The following items contributed to this result.

- Fee income decreased by $35 million, or 6%, to $592 million primarily due to the decline in equity markets in the UK and Continental Europe, where the largest proportion of listed assets under management are invested, and the increase in net fund outflows. Reductions in management fees for European equity based retail products were only partially offset by strong growth in hedge fund and property products.
- Management expenses decreased by $10 million, or 2%, to $442 million primarily due to ongoing savings in staff, marketing and investment administration expenditure partly offset by additional expenditure on the US mutual funds initiative, fixed interest investment capabilities and London accommodation costs following the end of lease incentives.
- The corporation tax charge increased by $2 million, despite the decrease in pre-tax profitability, due to provisions made in respect of previous tax years.

Total allocated capital decreased by $292 million, or 18%, to $1,339 million primarily due to the partial writedown of goodwill in the NPI Limited asset management contract and more efficient working capital management.

Assets under management decreased by $30.1 billion to $196.3 billion primarily due to adverse market movements, and the increase in net fund outflows.

(c) Commentary on results for the 12 months ended 31 December 2001

Underlying operating profit after tax decreased by $116 million, or 48%, to $124 million. The following items contributed to this result.

- Fee income decreased by $128 million, or 17%, to $627 million primarily due to one-off technology fund investment performance fees of $143 million, which crystallised during 2000 and were not repeated in 2001. Remaining fee income increased by $15 million which reflected the weakening of the Australian dollar and the impact of net fund inflows partially offset by a reduction in management fees due to the impact of declining equity markets.
- Management expenses increased by $28 million, or 7%, to $452 million due to the weakening of the Australian dollar against sterling. Sterling denominated management expenses remained unchanged. Savings from cost reduction actions and efficiency measures, mainly in staff and marketing expenditure, were reinvested in key business development initiatives, specifically the US mutual fund business, and in improving core front office IT systems.
- The corporation tax charge decreased by $46 million to $51 million consistent with the decrease in pre-tax profitability. The effective tax rate was unchanged.
- Transformation costs in 2001 of $7 million represent restructuring costs in that year. They were not considered sufficiently material to warrant a pro-forma adjustment.

Total allocated capital increased by $47 million, or 3%, to $1,631 million reflecting increased working capital to support growth initiatives.

Assets under management increased by $2.3 billion to $226.4 billion due to the impact of net fund inflows and favourable exchange rate movements partially offset by the downturn in investment markets.

(d) **Commentary on net fund flows for the three and a half years ended 30 June 2003**

The deterioration in total net fund flows reflects the peaking of equity markets in early 2000 and the subsequent collapse in equity prices. Global equity market falls in FY01 and FY02 have had a substantial impact on investor confidence and appetite for investment products, and equities in particular. As a result of these trends, Henderson has suffered lower sales and higher redemption of its investment products. High margin hedge funds have increased assets under management and provide diversification of fee income, while collateralised debt obligation funds are a further growth area and also provide diversification of fee income.

Net fund flows to the retail open end channel over the three and a half years to 30 June 2003 were $10.6 billion. There has been a significant deterioration in net fund flows since peaking in 2000, primarily as a result of deteriorating demand among retail investors for equity products.

Net fund flows in the retail closed end channel have been relatively consistent over the three and a half years to 30 June 2003, reflecting the closed-ended nature of the funds managed. There was a significant outflow in 2001, principally due to the loss of the investment mandate for the Henderson Technology Investment Trust plc.

Net fund flows in the subadvisory channel over the three and a half years to 30 June 2003 were $5.9 billion. The high net inflow in 2000, included, in part, $2.1 billion of assets under management from AMP's acquisition of GIO and $4.6 billion of assets under management in relation to Henderson's distribution agreement with Gruppo Banco Popolare di Lodi.

Net fund flows in the institutional channel over the three and a half years to 30 June 2003 were $31.1 billion. Inflows have included the launch of a number of new products, such as the Absolute Return Funds range of hedge funds and collateralised debt obligation funds which have grown assets under management since launch by $1.5 billion, and $2.5 billion respectively. In addition, Henderson has won a number of pension fund clients over the period, which mainly include fixed income and property mandates.

Outflows have been driven by the trend for pension funds to allocate assets away from balanced mandates to a variety of specialist mandates, as well as away from equities towards fixed interest assets. The significant decline in net fund flows in 2002 reflects this trend and included the loss of a $4 billion short term cash mandate. In the first half of 2003, there have been a number of new business wins including a $1.8 billion collateralised debt obligation mandate and a $0.8 billion property mandate.

The level of net outflows in Life Services' life funds reflects the lower level of new business sales by Life Services relative to the level of claims.

(e) **Previous reporting of product cashflows**

Previously, in the AMP Investor Report, Henderson has reported product cashflows which excluded the net fund flows distributed under the Life Services brands, including retail open ended funds and Life Services' life funds, and excluded the net fund flows relating to funds managed for AFS under subadvisory relationships. HHG believes that reporting of net fund flows by distribution channel will be more relevant for Henderson going forward. The table below shows total net fund flows relating to Life Services and AFS and product cashflows as previously reported.

$bn	FY00	FY01	FY02	1H02	1H03
Life Services and AFS fund flows	0.8	(2.7)	(3.6)	(1.9)	(3.3)
Product cashflows (as previously reported)	26.4	16.1	(2.0)	0.4	(0.7)
Total net fund flows	27.2	13.4	(5.6)	(1.5)	(4.0)

7.2.2 Life Services

The pro-forma results of the Life Services segment for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Components of profit and loss					
Profit margins released	230	230	152	98	45
Profit margins – other[1]	10	16	102	71	(38)
Total profit margins	**240**	**246**	**254**	**169**	**7**
Experience profits/(losses)	3	64	(22)	(14)	(37)
Capitalised (losses)/loss reversals	60	45	(6)	22	6
Operating margins	**303**	**355**	**226**	**177**	**(24)**
Underlying investment income	205	236	211	112	131
Underlying operating profit after tax	**508**	**591**	**437**	**289**	**107**
Capital allocated[2]					
Net assets	3,957	4,604	6,994	4,630	4,956
Intangibles	936	1,094	844	1,044	-
Total invested capital	**4,893**	**5,698**	**7,838**	**5,674**	**4,956**
Ratios					
Cost to income	65%	64%	64%	59%	72%
Retention/persistency	89%	89%	88%	88%	85%
RoIC	10.6%	11.2%	6.5%	10.2%	3.3%
RoBUE	12.8%	13.8%	7.5%	12.5%	3.6%
Product cashflows[2]					
Net product outflows	(2,324)	(2,188)	(3,011)	(1,222)	(2,253)
Equity backing ratios (%)[3]					
Pearl	75.8	70.7	47.9	76.0	29.4
London Life	66.2	59.5	44.9	47.1	16.2
National Provident Life	46.1	53.3	48.5	52.0	12.1

Notes:

1. Profit margins – other comprises the UK Service Company, Pearl's general insurance business, which is closed to new business, and other non-life companies such as AMP (UK) Trustees Limited.
2. Capital allocated and product cashflows represent the amounts allocated to Life Services as part of UK financial services in the AMP Investor Report for the period specified. The amounts do not include capital allocated to Towry Law and AMPLE. No pro-forma adjustments have been made to these items.
3. Equity backing ratios include property and private equity holdings, which are the principal components of London Life and National Provident Life ratios in 1H03.

Although Life Services is now a closed book, it continued to underwrite new business in a number of different classes into 2003. The financial results for the historical periods are therefore impacted by the level of new business in those periods. In the future, certain contractual increments will continue, and a modest level of new business will be written.

(a) Commentary on results for the six months ended 30 June 2003

Underlying operating profit after tax decreased by $182 million, or 63%, to $107 million compared to 1H02. The following items contributed to this result.

- Total profit margins decreased by $162 million to $7 million primarily due to the impact of the reduction in equity exposure, leading to lower expected future investment returns which, in conjunction with increased lapse and experience assumptions, reduced available profit margins. In addition, the decision to close the direct sales force resulted in cost overhangs within the UK Service Company.

- Experience losses of $37 million arose in 1H03. A significant part of these were recognised following a review of policy valuation data.
- Capitalised loss reversals of $6 million arose primarily from reductions in expense assumptions in respect of annuity business, which allowed the reversal of previously recognised losses.
- Underlying investment income increased by $19 million to $131 million. This was due to an increase in capital partially offset by lower yields as a result of a move of underlying assets into cash.

Total allocated capital decreased by $2,882 million, or 37%, to $4,956 million during the first half of 2003 due to various tangible and intangible asset writedowns and exchange rate movements.

Net product outflows increased by $1,031 million to $2,253 million primarily due to reduced inflows, particularly on single premium products, arising from the decision taken to close the direct sales force and increased levels of surrenders, particularly of with-profit products, reflecting the decision to cease writing this business and to reduce equity exposure in these funds.

(b) Commentary on results for the 12 months ended 31 December 2002

Underlying operating profit after tax decreased by $154 million, or 26%, to $437 million primarily due to the adverse market developments (the FTSE fell 24.5% in 2002), partially offset by ongoing cost reduction initiatives. The decline in the FTSE had a number of impacts as set out below.

- A reduction in profit margins released following reductions in underlying asset values in with-profit funds, lower equity backing to reduce volatility and protect policyholder benefits and an increase in allowances for guaranteed annuity options and the mortgage endowment promise which led to lower supportable bonuses and associated shareholder profit.
- Experience losses of $22 million arose primarily due to the additional provisions for pension misselling and other liabilities to policyholders caused by the decline in investment markets offset in part by profits from tax settlements.
- Capitalised losses of $6 million were recognised primarily due to the decline in equity markets and reduced equity-backing ratios which eliminated future profit margins on certain products.
- Underlying investment income decreased by $25 million to $211 million, primarily due to a reduction in the rate of normalised return consistent with a switch from equities, partially offset by income on increased capital allocated to Life Services.

General insurance margins, included in profit margins – other, decreased to a loss of $14 million for the year mainly reflecting increased provisions in respect of asbestos, pollution health hazard claims and adverse investment returns.

The reductions in Life Services' operating margins arising from the decline in investment markets and general insurance noted above were partially offset by increased margins in the UK Service Company achieved through cost reductions.

Total allocated capital increased by $2,140 million, or 38%, to $7,838 million due to the contribution of an additional $1,393 million of capital by the AMP Group including an increase of $1,211 million in admissible assets and regulatory waivers following an internal restructure partially offset by asset writedowns, payment of dividends and reallocation of shareholder attributable assets.

Net product outflows increased by $823 million, or 38%, to $3,011 million primarily due to outflows from the National Provident Life closed fund reflecting the maturity of income bonds and the surrender of with-profit bonds.

(c) Commentary on results for the 12 months ended 31 December 2001

Underlying operating profit after tax increased by $83 million, or 16%, to $591 million. The following items contributed to this result.

- Total profit margins increased by $6 million to $246 million. The impact of falling investment markets on profit margins released was offset by changes to the calculation of supportable bonuses

in this period. Improved UK Service Company efficiencies as cost reductions were achieved and the service company concept, introduced in select service lines in 2000, was extended to the Pearl fund in mid-year, were offset by a smaller contribution from the general insurance business which is closed to new business.

- Experience profits of $64 million arose, primarily due to fees received by Pearl following the reinsurance of annuity business from National Provident Life, which produced a profit of $27 million in Pearl, and the release of a provision, created in 2000, against potential losses on Guaranteed Annuity Option products.
- Capitalised loss reversals of $45 million occurred. National Provident Life's pension annuities were reinsured into Pearl, and in combination with a revised investment strategy, allowed the reversal of $75 million of previously capitalised losses. This was offset by capitalised loss recognition of $30 million on the NPI Limited home-equity release product.
- Underlying investment income increased by $31 million to $236 million.

Total allocated capital increased by $805 million, or 16%, to $5,698 million primarily due to the transfer of capital from corporate office to Life Services resulting from the purchase of National Provident Life and the impact of a weaker Australian dollar.

Net product outflows decreased by $136 million, or 6%, to $2,188 million primarily due to active targeting of maturing funds from AMP London Life and for retention by AMP Banking.

7.2.3 Other Businesses

The pro-forma results of Other Businesses for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Towry Law	–	(6)	(24)	3	–
AMPLE	–	(16)	(6)	(12)	(2)
Total profit margins[1]	–	(22)	(30)	(9)	(2)
Capital allocated[2]					
Net assets	616	505	388	516	301
Intangibles	–	456	216	438	180
Total invested capital	**616**	**961**	**604**	**954**	**481**

Notes:

1. Under AGAAP, Virgin Money is accounted for solely by revaluation of HHG's share of its investment. As these revaluations are reversed in the pro-forma adjustments (see section 7.1.2) no result is shown above.
2. Capital allocated represents the Towry Law and AMPLE components of UK financial services in the AMP Investor Report for the period specified and Virgin Money. Aside from 1H03, no pro-forma adjustments have been made to these amounts. The 1H03 amount has been adjusted to reflect the Towry Law component of the pro-forma adjustments outlined in 7.3.1.

(a) Commentary on results for the six months ended 30 June 2003

Total profit margins improved by $7 million, compared to 1H02, to a loss of $2 million. This primarily reflected the benefit AMPLE derived from further cost reductions. Towry Law was adversely impacted by a strengthening of provisions, the war in Iraq and the outbreak of SARS due to the significant proportion of its income derived from the Middle East and Hong Kong.

Total invested capital decreased by $123 million to $481 million during the first half of 2003 primarily due to the stronger Australian dollar and asset writedowns in AMPLE and Virgin Money partially offset by new capital contributed to Towry Law as part of the pro-forma adjustments outlined in section 7.3.1.

(b) **Commentary on results for the 12 months ended 31 December 2002**

Total profit margins decreased by $8 million bringing the full year loss to $30 million. Increased losses within Towry Law reflected difficult global trading conditions and a strengthening in provisions; during 2002 the Towry Law/UK IFA business was restructured and the international business withdrew from selected European markets (Republic of Ireland and Belgium). The effects of this were only partially offset by reduced losses in AMPLE as cost efficiencies were generated from the merged AMPLE and Interactive Investor business.

Total invested capital decreased by $357 million to $604 million primarily reflecting asset writedowns.

(c) **Commentary on results for the 12 months ended 31 December 2001**

Total profit margins showed a loss of $22 million reflecting initial start up losses in AMPLE and initial losses in the newly acquired Towry Law business.

Total invested capital increased by $345 million to $961 million primarily reflecting the acquisition of Towry Law partially offset by the sale of the Virgin One business.

7.2.4 HHG corporate office

Corporate office comprises centrally administered functions which are not fully recharged to the operating business units. The pro-forma results of the corporate office for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2002 and 2003 are set out below.

$m	FY00	FY01	FY02	1H02	1H03
Corporate office costs not recovered from business units	(51)	(34)	(28)	(18)	(4)
Underlying investment income – corporate office	72	49	1	2	(20)
Investment income market adjustment	(160)	(441)	(139)	(76)	10
Goodwill amortisation	(8)	(8)	(9)	(4)	(9)
Capital allocated[1]					
Net assets	1,062	246	293	43	181
Total invested capital – corporate office	**1,062**	**246**	**293**	**43**	**181**

Note:

1. Total invested capital for FY00, FY01, FY02 and 1H02 represents capital allocated in AMP Investor Reports to HHG corporate office, as part of overall corporate office, for the periods specified. Total invested capital for 1H03 is based on the pro-forma capital structure outlined in section 7.3.1. Underlying investment income – corporate office has been based on the capital allocated before pro-forma adjustments.

(a) **Commentary on results for the six months ended 30 June 2003**

Corporate office costs not recovered from business units improved by $14 million, or 78%, compared to 1H02, to $4 million primarily due to higher recharges made to AMP during 1H03 compared to 1H02, a reduction of expenditure and adjustment to provisions.

Underlying investment income decreased by $22 million to a loss of $20 million reflecting the elimination of underlying investment income attributable to inter business unit holdings (see footnote 1 in section 7.1.4).

Investment income market adjustment reflects the improvement in investment markets in 1H03 relative to 1H02.

Total invested capital decreased by $112 million to $181 million during the first half of 2003 primarily reflecting a reclassification of capital from corporate office to Life Services partially offset by the pro-forma adjustments outlined in section 7.3.1.

During the period, corporate office suffered adverse tax charges in relation to the Pacific fund and due to the loss making position of the HHG Group was unable to benefit from tax relief on its expenses in the normal manner. The impact of this was, however, mitigated by the release of deferred tax within the Pacific fund (see 7.6.3 note 5).

(b) **Commentary on results for the 12 months ended 31 December 2002**

Corporate office costs not recovered from business units decreased by $6 million, or 18%, to $28 million primarily due to cost saving initiatives implemented during the year and the completion of centrally charged expenditure.

Underlying investment income decreased by $48 million to $1 million primarily due to a reallocation of capital to Life Services in FY01, partially to provide funding for Life Services to acquire Towry Law, and the use of corporate capital to repay external debt.

Lower bond yields in the UK as well as a reduction in growth assets as a percentage of total managed assets (reducing from 21% to 16%) offset the impact of lower equity markets during the year resulting in an improvement in the investment income market adjustment.

Total invested capital increased by $47 million, or 19%, to $293 million primarily reflecting a net increase in corporate debt following the RPS issue at the end of FY02 and repayment of other facilities partially offset by a reallocation of Pearl shareholder attributable assets from corporate office to Life Services.

(c) **Commentary on results for the 12 months ended 31 December 2001**

Corporate office costs not recovered from business units decreased by $17 million, or 33%, to $34 million primarily due to start-up costs for a UK branch of AMP Banking, which were incurred in 2000, but not repeated in 2001.

Underlying investment income decreased by $23 million, or 32%, to $49 million.

Investment income market adjustment decreased due to weaker global investment markets, especially in the UK where equity markets fell 16% since the beginning of the year.

Total invested capital decreased by $816 million, or 77%, to $246 million primarily reflecting a transfer of capital from corporate office to Life Services resulting from the acquisition of National Provident Life.

7.2.5 Embedded value

(a) **Background – UKGAAP capital by business unit**

This section considers the embedded value for Life Services. The table below provides a split of the capital by business unit under UKGAAP at 30 June 2003. Further details of UKGAAP are set out in section 7.6.

£m	Capital gross of eliminations	Eliminations	Capital net of eliminations	Restructure steps	Capital post restructure
Life Services	1,446	(619)	827	182	1,009
Henderson	158	195	353	61	414
Other	(20)	86	66	12	78
Corporate	(372)	338	(34)	69	35
Total capital	**1,212**	**–**	**1,212**	**324**	**1,536**
Sourced by:					
Shareholder capital and reserves	156	–	156	1,321[1]	1,477
External Loans	1,056	–	1,056	(997)[2]	59
Total capital	**1,212**	**–**	**1,212**	**324**	**1,536**

Notes:

1. The shareholder capital and reserves adjustment represents the recapitalisation of HHG amounting to £1,348 million (see section 10.4) partially offset by the writeoff of unamortised debt issue costs relating to the RPS (see footnote 9 of note 2 of section 13.3) and the cancellation of preference shares held by London Life (see section 10.24).
2. The external loan adjustment, represents £1,041 million of loans assumed by AMP (see section 10.4), the writeoff of unamortised debt issue costs and the raising of £50 million under the HHG Convertible Loan Notes.

The corporate structure includes some instances where legal entities falling within one business unit hold investments in other business units. Most notably, Pearl forms part of Life Services but holds equity and debt in AMP Invest, the direct holding company of Henderson.

The table above shows the gross capital position, whereby cross holdings are included within the capital of each business unit and then shows where these would be eliminated. At the gross level, Corporate includes allowance for the writeoff and amortisation of goodwill. Thus loans made by one business unit may be supported by the market value of another entity, rather than by its historic net assets. The principal components of the £619 million of cross holdings within Life Services are loans from Pearl to AMP Invest of £148 million and £129 million, a loan to the Virgin Money joint venture of £91 million and an equity investment in AMP Invest of £158 million. As a component of the restructure steps £50 million of the £129 million loan will be repaid and the remaining £79 million will be converted from debt to equity. Pearl's equity investment in AMP Invest after the restructure will be £237 million. In the case of Henderson an addition is made to allow for unamortised goodwill.

The eliminations for cross holdings shown above totals £619 million. In the Consulting Actuary's report allowance is made for £416 million of cross holdings. This latter adjustment has been made to allow comparison with HHG's traditional embedded value, as published in the AMP Investor Report. The £416 million allowance for cross holdings reflects admissible assets used to provide support to the solvency requirements of the Life Services companies. The additional £203 million includes other inadmissible assets held within those companies.

There has been a change in approach to the presentation of embedded value from that previously published by AMP. In the past, AMP has shown an Embedded Value within its Investor Report that has been calculated on a basis which includes the cross holdings (but only where these assets are admissible under FSA regulations and support coverage of the RMM). The Embedded Values calculated by the Consulting Actuary and shown in the sections which follow have been determined on a basis which is net of the eliminations described above. In order to compare the Embedded Value previously provided within the AMP Investor Report with the Embedded Value calculated by the Consulting Actuary, it is necessary to ensure that they are on a consistent net asset basis.

Embedded Values shown in the following sections have been calculated based on capital after the restructure steps. The restructure steps are described in section 10.4. The Market-Consistent Embedded Value calculated by the Consulting Actuary has been calculated as £900 million (refer table I in section 11 of the Consulting Actuary's report). If eliminations are added back, this would give a value of £1,316 million. The Traditional Embedded Value calculated by the Consulting Actuary has been calculated as £845 million (refer table L in section 12 of the Consulting Actuary's report). If the impact of eliminations and restructuring were added back, this would give a value of £1,261 million. The difference between this value and the Embedded Value reported by AMP in its Investor Report as at 30 June 2003 of £1,341 million includes differences due to restructuring and alternative assumptions in relation to the recognition of future expense savings. A detailed reconciliation showing these differences is set out in table O in section 14 of the Consulting Actuary's report.

(b) Overview

Embedded value is a term commonly used to refer to an actuarial economic valuation technique that has been in widespread use in the insurance and wealth management industry for well over a decade. An embedded value is an estimate of the economic value of a company, excluding the value of any future business that the company may be expected to write. It provides stakeholders with a value-oriented view of a business that is not unduly distorted by local accounting conventions and so is reasonably comparable across jurisdictions.

The primary technique that has traditionally been used by actuaries to determine embedded value results consists of projecting best estimate future distributable profits (and imputation credits where relevant) expected to be generated by the business, and discounting these to a present day value using a risk-adjusted discount rate. Distributable profits are cashflows less the increase in capital and provisions required to support the business. For the purposes of this document, the term "Traditional Embedded Value" is used to refer to embedded value results developed using this technique.

In determining Traditional Embedded Value results, both the cost of assuming risk and the costs associated with providing capital to support a business are allowed for implicitly by using a risk-adjusted discount rate to discount the future projected distributable profits. Determining the risk-adjusted discount rate that appropriately reflects the risk profile of the business is therefore a crucial step in the valuation process. One of the key risks associated with writing life insurance business, which traditionally has been allowed for in the risk-adjusted discount rate, arises from the existence of policyholder financial guarantees and options embedded within products, particularly participating products (typically referred to as with profits products in the UK). Recent falls in equity markets and interest rates have increased the value to policyholders of these financial guarantees and options, particularly in the UK, to such a point that it is difficult to allow appropriately for them using the risk-adjusted discount rate mechanism. This issue is particularly acute for thinly capitalised participating funds. Consequently, where such features are present, the financial community has begun to apply significant discounts to Traditional Embedded Value results.

In recent years alternative methods for allowing for risk and the cost of capital in the determination of embedded values have begun to be used by the actuarial profession. These methods, known as market-consistent valuation techniques, are widely accepted in financial markets and are used in the pricing of a range of financial instruments. They allow for the cost of risk associated with writing life insurance and wealth management business in a more direct and specific way and remain valid in a broad range of circumstances, including periods of change in financial markets. For the purposes of this document, the term "Market-Consistent Embedded Value" is used to refer to embedded value results developed using market-consistent techniques.

In determining Market-Consistent Embedded Values, the cost of assuming market related risk is allowed for explicitly. As a consequence, a risk-adjusted discount rate is no longer required. Rather, the impact of risk on economic value is assessed by firstly identifying the market related risks to which the business is exposed and then pricing them relative to the pricing of similar risks observed in financial markets. The focus is on market related risk since, under modern finance theory, other risks that the market regards as diversifiable do not significantly affect value. In respect of Life Services, the two most important risks to be taken into account are: (i) risks associated with the provision of policyholder financial guarantees and options embedded within life insurance products; and (ii) risks associated with mismatches between assets and liabilities, and revenues and expenses.

In addition, Market-Consistent Embedded Values allow explicitly rather than implicitly for the costs associated with providing capital to support a business. These primarily arise from two sources: the cost of double taxation and agency costs. Agency costs is the term used in modern financial economics to refer to the cost of ceding direct control of the shareholders' capital to management.

To summarise, having reflected on the advice of the Consulting Actuary, the HHG Board considers that there are strong arguments in favour of using Market-Consistent Embedded Values rather than Traditional Embedded Values when assessing the value of Life Services insurance businesses. These include:

- Market-Consistent Embedded Values are more objective than Traditional Embedded Values as there is no need to select an appropriate risk-adjusted discount rate;
- in determining Market-Consistent Embedded Values assets and liabilities are valued more consistently with each other and with financial markets than is the case for Traditional Embedded Values; and
- in contrast to Traditional Embedded Values, Market-Consistent Embedded Values allow for the cost of policyholder options and guarantees embedded within products in a manner that is consistent with the pricing of stand-alone options in financial markets.

The Consulting Actuary has calculated a Traditional Embedded Value on a consistent basis to the Market-Consistent Embedded Value, which excludes capital invested in other Life Services businesses. The Consulting Actuary's report comments on the differences between the Traditional Embedded

Values calculated by HHG and the Consulting Actuary, discusses the nature of the traditional and modified approaches, and provides commentary on the differences between the modified and traditional values. The move to publishing Market-Consistent Embedded Value reflects HHG's desire to make better allowance for optionality and guarantee costs within its published Embedded Value. The HHG Board has now adopted the Market-Consistent Embedded Value for the reasons outlined above in preference to a Traditional Embedded Value.

(c) **Consulting Actuary's calculations**

The tables below summarise the calculation of Market-Consistent Embedded Value made by the Consulting Actuary.

Table 1 – Life Services
Components of Market-Consistent Embedded Value as at 30 June 2003 (excluding explicit agency costs)

£m	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Adjusted net assets	291	21	181	493
Market-consistent value of in-force business	311	161	72	544
Cost of capital	(126)	(5)	(6)	(137)
Market-Consistent Embedded Value	476	177	247	900

Section 7

Table 2 – Life Services
Sensitivity of Market-Consistent Embedded Value (excluding explicit agency costs)

	Embedded value			
£m	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Base value per Table 1	476	177	247	900
Equity: 10% fall	426	175	239	840
Property: 20% fall	389	163	246	798
Corporate spreads as per CP 195[1]	373	136	245	754
Shift in yield curve[2]	498	180	247	925
Discontinuance rates increased by 25%[3]	477	179	204	860
Non-commission expenses increased by 10%[4]	476	177	171	824
Annuitant mortality reduced by 5%[5]	424	167	242	833

Notes:

1. The corporate bond spreads test is based on a widening of corporate bond spreads of 60 basis points for AAA rated and 70 basis points for BBB rated.
2. This is based on a 90 basis point reduction in fixed interest yields. These numbers have been calculated on the basis that National Provident Life changes its asset mix as described in section 7.4. Without this asset switch, the MCEV for Pearl / National Provident Life would be more susceptible to a fall in yields, and the sensitivity result would be £415 million.
3. Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.
4. All non-commission expenses (other than investment expenses) were assumed to be 110% of the best estimate assumption. Premium rates and bonuses were assumed to remain unchanged. Assuming that the current service company fee agreements remain in force, then the UK Service Company is the only company affected by this change.
5. Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

7.3 Pro-forma statement of financial position at 30 June 2003

7.3.1 Basis of preparation

The HHG Group's pro-forma statement of financial position as at 30 June 2003 is set out below. The pro-forma statement has been derived from AMP Group's audited half year financial statements as at 30 June 2003. Assets and liabilities relating to HHG in those financial statements have been separately identified and pro-forma adjustments have been made to reflect:

- the recapitalisation of HHG and the transfer of existing debt to AMP prior to the Demerger;
- the proposed equity structure of HHG following the Demerger;
- the proposed debt structure of HHG following the Demerger, including a $123 million (£50 million) drawdown of Convertible Loan Notes (see section 7.3.2); and
- transaction costs of the Demerger.

Details of these pro-forma adjustments are outlined in note 2 of section 13.3. The pro-forma statement of financial position does not reflect the accounting impact of the internal restructure due to take place within the HHG Group as part of the Demerger. Further details of the financial impact of the internal HHG restructure are set out in note 11 of section 13.3.

Pro-forma statement of financial position

	As at 30 June 2003 Sm
Assets	
Cash at bank and on deposit	12,041
Receivables	2,589
Equity securities	16,061
Debt securities	39,901
Property	4,724
Other investments	910
Operating assets	73
Other assets	61
Excess of market value over net assets of controlled entities	997
Total assets	**77,357**
Liabilities	
Payables	2,151
Current tax liabilities	354
Outstanding claims	608
Provisions	1,621
Deferred tax liabilities	16
Borrowings	1,492
Life insurance policy liabilities	62,520
Subordinated debt	320
Total liabilities	**69,082**
Net assets	**8,275**
Equity attributable to shareholders	
Share capital	3,524
Retained profits	2,143
Total equity attributable to ordinary shareholders	**5,667**

Pro-forma statement of financial position (cont.)

	As at 30 June 2003 $m
Other equity	
Unattributed life funds	2,596
Other outside equity interests in controlled entities	12
Total other equity	**2,608**
Total equity	**8,275**
Summary of pro-forma shareholder capital resources	
Total equity attributable to ordinary shareholders	5,667
External corporate debt	145
Total shareholder capital resources	**5,812**

Pro-forma statement of shareholder capital invested

Notional allocation			As at 30 June 2003
$m	Net assets	Intangibles	Total capital
Life Services	4,956	–	4,956
Pearl	3,683	–	3,683
London Life	671	–	671
Life Services other	602	–	602
Henderson	406	817	1,223
Other Businesses	301	180	481
Corporate office	181	–	181
Inter business unit holding[1]	(1,029)	–	(1,029)
Total shareholder capital resources	**4,815**	**997**	**5,812**

Note:

1. The inter business unit holding relates to Pearl's investments in Henderson ($797 million) and Virgin Money ($232 million).

(a) Provisions

At 30 June 2003 provisions were held by the HHG Group, principally in Life Services, for known and potential issues likely to lead to future losses. These provisions were held in the pro-forma statement of financial position of the HHG Group under life insurance policy liabilities, payables and provisions as appropriate, and amounted to $3,100 million of which $737 million related to shareholder funds and companies, while the rest resided in with-profits funds. See also section 6.8.1 (a)(iv) "Provisions", and 7.6.4 Note 7 "UKGAAP balance sheet". The largest of these provisions analysed between shareholder and with-profits funds were:

$m	Shareholder funds	With-profits funds	Total
Guaranteed annuity options	–	981	981
Pension mis-selling	90	739	829
Mortgage endowment	–	480	480
Restructuring provisions	299	–	299
Other void properties	97	120	217

It should be noted that if the resources of the with-profits funds, after meeting obligations to policyholders and allowing for all provisions, are ultimately insufficient, the deficit will fall on shareholders.

The provision for guaranteed annuity options represents the cost to Life Services of honouring guaranteed annuity rates on retirement relating to personal pension policies issued in the past.

The provision for pensions mis-selling represents the cost to Life Services ($823 million), and Towry Law ($6 million), of compensating policyholders for advice given in the past on personal pension policies in place of employers' pension arrangements.

Life Services has made an "endowment promise" to certain customers, committing to make good some shortfalls in endowment policies in prescribed circumstances. The provision for mortgage endowment reflects the cost of this promise ($433 million) and also the potential cost to Life Services of compensating customers who have complained that they received misleading advice purchasing endowment policies ($47 million).

Restructuring provisions primarily relate to expected future costs of implementing the closure of Life Services' life funds and realising the associated cost reduction. It includes $57 million for void properties as a result of the restructuring.

In addition to the $57 million for void properties in restructuring provisions, the HHG Group held a further $217 million for previously voided properties.

7.3.2 Liquidity and capital resources

The HHG Group will operate a treasury function responsible for managing capital at the HHG Group level. This will also include management of corporate cash and liquidity positions and the payment of external dividends for the HHG Group. Life Services and Henderson are responsible for managing their own cash and liquidity resources including repayment of intra-group debt.

(a) Liquidity requirements

The HHG Group's principal cash requirements relate to insurance claims and the payment of policy benefits on the maturity and surrender of policies written by the Life Services businesses. Other liquidity requirements of the HHG Group include the payment of expenses, such as salaries, marketing and investment administration costs, the funding of any dividends to shareholders and the servicing of external debt.

(b) Liquidity sources

HHG held cash at bank attributable to shareholders of $59 million as at 30 June 2003 (before the pro-forma adjustments outlined in 7.3.1).

The HHG Group's principal sources of liquidity are premiums payable by policyholders (which form part of the assets of the long term funds), net return on investment assets and fees (principally management and transaction fees) from asset management. Prior to the Demerger, the AMP Group and the HHG Group would from time to time lend funds to each other on an arms length basis to support short term liquidity requirements. Following the Demerger, this potential liquidity source will not be available to the HHG Group. In addition, AMP provided £500 million of capital support to HHG in 2002, as noted in section 7.4 on regulatory capital.

While it is anticipated that capital may be released from the Life Services businesses in the longer term, the HHG Group does not rely on the release of any such capital as a liquidity source in the medium term. Further details of capital releases are set out in section 7.5.2.

(c) Debt and standby facilities

A detailed discussion of AMP's existing debt facilities and the impact on these facilities if the Demerger is approved is set out in section 5.3.2.

As part of the Demerger, AMP (UK) Finance Services Plc, which was engaged in financing activities and which was historically part of AMP's UK operations, will be transferred to the AMP Group. There are numerous inter company loans in place between controlled entities of the HHG Group, which will remain following the Demerger and which are eliminated at the consolidated level.

The intention of the HHG Group is to put in place debt and standby facilities sufficient to allow the HHG Group's liquidity to be managed prudently.

HHG intends to undertake an issue of new HHG Shares prior to 30 June 2004 to raise a net amount of at least £100 million to complete the recapitalisation of HHG. UBS AG has entered into a conditional commitment with HHG and AMP to subscribe for up to £100 million of Convertible Loan Notes

("CLNs") in HHG. On Demerger, UBS AG will subscribe for £50 million of CLNs. If the proposed equity raising is completed prior to 30 June 2004 the £50 million plus accrued interest will be repaid and the CLNs cancelled. This drawdown is reflected in the pro-forma statement of financial position in section 7.3.1. In connection with the proposed equity raising referred to in section 3.4.3 and the issue of CLNs, HHG will increase its authorised share capital by at least the maximum number of HHG Shares that might be required to be issued. In addition, the HHG Directors will be authorised, in accordance with section 80 of the Companies Act (UK), to allot such a number of HHG Shares as may be required to be issued in connection with the equity raising and the issue of the CLNs and have been empowered pursuant to section 95 of the Companies Act (UK) to allot those shares and CLNs on a non-pre-emptive basis. Further details of the proposed equity raising and the terms of the CLNs are set out in sections 3.4.3 and 10.32.10.

(d) **Commitments and contingencies**

The HHG Group has provided certain guarantees or commitments to external parties. These arrangements include various guarantees and indemnities provided on the sale of various group assets. Further details are set out in section 10 part B.

HHG has rental commitments under leases for occupied premises which total $230 million up to the date of expiry of those leases. This excludes those void properties for which a provision for future costs has been made (see "provisions" in section 7.3.1).

(e) **Distributable profits**

As part of the restructuring of the share capital of HHG, it is intended that, to the extent permissible, the current deficit on retained profit and loss in the company balance sheet, on a UKGAAP basis, will be removed and retained earnings created. However, if there are at the time of the HHG Capital Reduction third party creditors who do not consent or are not otherwise provided for (to the extent required by the court) at the time of the capital reduction, it is likely that any such amounts would not be distributable until those creditors have been paid in full or had subsequently consented or been provided for.

7.3.3 Quantitative and qualitative disclosures regarding market risk

The HHG Group has a risk management framework designed to manage the risks associated with its business, the details of which are set out in section 6.5 – "Risk Management". This includes the management of market risks, which are risks associated with adverse movements in equity, fixed income, property, currency and other market prices or changes in the volatility of these movements.

Both the assets under the management of Henderson and the assets and liabilities of the Life Services businesses are subject to the risk of potential loss arising from adverse movements in market rates and prices. Henderson's revenue is, to a large extent, based on the value of assets under management and will generally decline if the value of those assets under management falls. For Life Services, adverse market movements may reduce the value of assets which are held against the liabilities to policyholders and may reduce the surplus of assets over liabilities.

The analysis below looks at the impact market risks may have on the Henderson and Life Services businesses, rather than on policyholders or shareholders. However, market risks which adversely impact the businesses could also impact on policyholders and shareholders.

The market risks have been separated into: asset valuation risk, interest rate risk, foreign exchange risk and liquidity risk. The analysis below also includes a sensitivity analysis which looks at the sensitivity of assets under management to asset valuation risk for Henderson. Section 7.2.5 – "Life Services – Embedded Value" considers the sensitivity of the Market-Consistent Embedded Value of Life Services' businesses to a number of market and other external risks.

(a) Asset valuation risk

Asset valuation risk is the risk that a decline in the value of assets adversely impacts the revenues of the HHG Group, both as a result of an asset not meeting its expected value (which could create liquidity risk) and the level of assets under management generating lower fees.

Henderson's direct exposure to asset valuation risk is limited in the sense that it enters into market transactions as an agent for clients. Where market price movements adversely impact the value of investments, Henderson has no exposure to that market movement other than through the impact on revenues derived from assets under management.

Henderson attempts to mitigate the impact of asset valuation risk on its revenues through asset class diversification. A 10% decrease in equity market prices would result in a 4% decrease in the value of Henderson's assets under management, based on the mix of assets under management as at 30 June 2003. Similarly, a 10% fall in fixed interest prices would result in a 5% fall in assets under management and a 10% fall in property prices would lead to a 1% fall in assets under management. The revenue derived from the value of fixed income securities under Henderson management is not subject to the same degree of volatility as the revenue from equities.

As management fees are derived from the value of assets under management, the diversification of assets between a number of different asset classes may also protect revenue levels.

For Life Services, a major portion of the HHG Group's existing long term business comprises with-profits products, where the policyholders bear some or all of the risk attributable to the valuation of the assets supporting the long term funds. Risks attributable to policyholders are managed with a view to ensuring that risks are acceptable taking account of the potential rewards, and the need to meet policyholders' reasonable expectations. A decline in asset valuations through market fluctuations will restrict the size of the unattributed surplus, which can be used to fund future policyholder bonuses and from which transfers to the shareholders are made. While a shortfall of assets against liabilities arising from a fall in asset values may result in bonuses being reduced or withheld on with profits policies, shareholders' funds within the Life Services business in question could also be required to be transferred to cover any such shortfalls.

Life Services has significantly reduced the volatility of the mismatch between assets and liabilities by reducing the exposure of the long term funds to growth assets. The impact on the shareholder of market movements in equities is described in section 7.2.5 "Embedded value".

In addition to diversification, HHG also uses derivatives to hedge against market movements in asset values, and as a means of effecting changes in exposures to different asset classes. A clearly defined policy exists for the use of all derivatives together with control frameworks to ensure appropriate dealing, settlement and independent monitoring of such instruments has been established.

(b) Interest rate risk

Interest rate risk is the risk that the HHG Group will sustain losses through adverse movements in interest rates, either through a mismatch of interest-bearing assets and liabilities or the effect such movements have on the value of interest-bearing assets (which is also related to the asset valuation risk discussed above).

Reductions in the level of long term interest rates may adversely affect the Life Services businesses. As interest rates reduce the value of future guarantees will increase. Similarly, policyholder options, which may include, for example interest rate guarantees, may become more valuable. Conversely, interest rate reductions will also lead to an increase in the value of Life Services fixed interest securities. The extent of the adverse impact will depend on the relative movements of assets and liabilities. In order to reduce this impact, Life Services seeks to back the liabilities with assets whose sensitivity to interest rates is the same as, or similar to, that of the liabilities. To the extent that such asset liability matching is not practicable or fully achieved, future returns may fluctuate.

Interest rate fluctuations also have an impact on Henderson's revenues. There is an exposure to interest rates on banking deposits held in the ordinary course of business. In addition changes in long term interest rates affect fixed income prices to varying degrees, primarily depending on the term and coupon rate of the underlying fixed income investments. The impact of changes in fixed income prices on Henderson's assets under management is considered in "Asset valuation risk" above.

The interest rate risk of the HHG Group arises from holding financial assets and liabilities in the normal course of business. It is the HHG Group's intention to mitigate any material interest rate risk with derivative financial instruments.

Following the Demerger, the level of debt within the HHG Group will be significantly reduced.

(c) **Liquidity risk**

The HHG Group faces two types of liquidity risk; product/market liquidity risk and funding liquidity risk.

Product/market liquidity risk is the risk that it may not be able to, or cannot easily, unwind or offset a particular position at or near the previous market price because of inadequate market depth or because of disruptions in the marketplace.

Life Services bears the risk through its investments in unlisted products such as private capital and property, whereas this is a relatively small risk for Henderson.

Funding liquidity risk is the risk that the HHG Group may be unable to meet its payment obligations. For Henderson and Life Services, this would be the risk of insufficient cash resources and liquid assets being available to meet liabilities as they fall due, as well as the regulatory capital requirements of the FSA.

One of the primary considerations of the Life Services businesses in determining investment policy is to ensure that the investments can be liquidated to meet liabilities as they fall due, based on actuarial assessment.

(d) **Foreign exchange risk**

Foreign exchange risk is the risk that the HHG Group will sustain losses through adverse movements in currency exchange rates.

The Henderson business is impacted through its exposure to non-Pound Sterling income and expenses, and assets and liabilities of non-UK subsidiaries. Henderson also carries a small foreign exchange position as principal to facilitate the smooth conduct of its daily business.

Life Services is subject to foreign exchange exposures through its non-UK investments.

7.4 Regulatory capital

The following subsidiaries of the HHG Group are required by the FSA to maintain certain levels of regulatory capital:

Henderson:	Henderson Global Investors Limited
	Henderson Administration Limited
	Henderson Investment Funds Limited
	Henderson Investment Management Limited
	Henderson Fund Management plc
	Henderson Private Capital Limited

Life Services:	
– main life companies	Pearl
	National Provident Life
	London Life
– other life companies	PAULP
	PAUF
	LLLA
	NPI Limited
– non-life companies	AMP UK Financial Services Ltd
	AMP Portfolio Managers Ltd
	NPI Investment Managers Ltd
	NPI Annuities Ltd
	Pearl ISA Ltd
	Pearl Unit Trusts Ltd
	London Life Group Services Ltd
Other Businesses:	
– Towry Law	Advizas Limited
	Guthrie Herrington & Co Ltd
	Tisdale Life Consultants Limited
	Towry Law Financial Services Limited
	Towry Law Fraser Smith Limited
	Towry Law Investment Management Limited
	Towry Law Investment Services Limited
	Towry Law Trustee Company Limited
– AMPLE	Interactive Investor Trading Ltd

7.4.1 Henderson

(a) Regulation in the UK

Henderson consists of two statutory groups; Henderson Global Investors (Holdings) plc which is not regulated itself but has four regulated subsidiaries – Henderson Global Investors Limited, Henderson Administration Limited, Henderson Investment Funds Limited and Henderson Investment Management Limited; and Henderson Fund Management plc which is regulated by the FSA and has a regulated subsidiary, Henderson Private Capital Limited.

Regulatory capital requirements for Henderson exist on two levels. The first is at individual entity level, whereby the 6 entities regulated by the FSA are required to submit periodic returns to demonstrate compliance. The second is at the consolidated level, requiring Henderson Global Investors (Holdings) plc and Henderson Fund Management plc to prepare and submit returns based on notional consolidated financials. The FSA has published proposals which have an impact on the assessment of the consolidated capital requirement. These are contained in Consultation Paper 173 ("CP 173"). For further information, see section 10.37.2.

The basis for the capital requirement remains consistent with the regulations of the former Investment Management Regulatory Organisation – assessing whether liquid capital held within the business is sufficient to cover projected levels of expenditure over a three-month period. Discussions with the FSA in respect of CP 173 are ongoing and are proceeding satisfactorily. However, the full impact on

Henderson of the new regulations proposed in CP 173 will not be known until they are finalised, which is expected to be in October 2003.

The new Basel Accord and Risk Based Capital Directive is expected to take effect on 31 December 2006. The new capital standards will affect all deposit takers and certain types of investment firms. The specific impact of the proposed regulation on the regulatory capital requirements of investment management firms remains unclear.

(b) Regulation overseas

In addition to the UK regulated entities, Henderson also has a number of entities regulated by overseas bodies.

Henderson Global Investors Limited ("HGIL") is additionally registered with the Japan Ministry of Finance required under Japanese Securities Investment Law in order for HGIL to provide advice to Japanese clients. This requires the submission of an annual return detailing HGIL's financial results to the Japan Ministry of Finance.

Henderson Investment Management Limited is also registered with the SEC in respect of its US operations. The SEC also regulates Henderson Global Investors (North America) Inc. ("HGINA") based in the US. Registration as an investment advisor involves the annual submission of form ADV along with a fee, however, there are no capital requirements for SEC registered advisors. HGINA also has a wholly owned subsidiary, Henderson Global Investors Equity Planning Inc. ("HGIEPI"), a limited purpose broker-dealer under the laws of the SEC and regulated by NASD. Registration as a broker-dealer requires the submission of Form BD along with a fee and there is a minimum capital requirement to HGIEPI of US$5,000.

Henderson Property Management (Jersey) Limited is registered with the Financial Services Commission in Jersey as it acts as investment manager to a number of property funds. This requires the annual payment of a permit fee to the Financial Services Commission in order to carry out business in Jersey, however, no annual return is required to be completed for this purpose.

Henderson Management SA is required under Luxembourg law to hold a minimum capital of €35,000. The company has no other regulatory capital requirements imposed upon it.

Henderson Global Investors (Japan) KK is regulated by the Japan Ministry of Finance. Under Investment Advisory Business Law, the company must hold over ¥1 million as base capital and the amount of net assets must not be less than this for the year the advisory license is obtained.

Henderson Global Investors (Singapore) Limited is regulated by the Monetary Authority of Singapore. This requires the company to hold base capital of S$1 million and financial resources must not fall below 120% of the Total Risk Requirement (broadly 10% of revenue).

HGIL's German and Italian branches hold distribution licences but these do not entail any onerous reporting or capitalisation requirements.

7.4.2 Life Services

(a) Main life companies

The regulatory capital for life companies in the UK is calculated on bases prescribed in the Interim Prudential Source Book for Insurers, which forms the basis of the annual return to the FSA (the "statutory solvency basis"). The regulations require the calculation of liabilities with appropriate margins for prudence and for assets to be valued at market value but specifies some categories of asset as inadmissible for the purpose of the calculation. The latter relates specifically to concentrations of investment in particular securities or counterparties, and to internal investments in other group companies.

All insurers are required to keep a margin of assets over and above their liabilities calculated on this basis. This margin is known as the Required Minimum Margin ("RMM"). One of the key regulatory

capital measures for life insurers is the excess of available assets (admissible assets less total liabilities) plus implicit items over and above RMM. These are known as free assets. In this document, the HHG Group has calculated the Free Asset Ratio ("FAR") as the free assets divided by total liabilities. Total liabilities consist of actuarial liabilities (after the distribution of surplus) together with other insurance and non-insurance liabilities. The FARs of the three main Life Services life companies are shown below:

	31 December 2000 %	31 December 2001 %	31 December 2002 %	30 June 2003 %
Pearl	12.3	4.7	2.7	1.8
National Provident Life	5.4	8.2	1.3	0.4
London Life	6.7	5.4	2.6	1.1

The 31 December FARs are extracted from the FSA returns of those dates. The 30 June 2003 FARs have been prepared by management and reviewed by Ernst and Young (see note 21 of section 13.3 for further details).

The assets backing the with-profits liabilities of the Life Services businesses were, prior to the declines in the investment markets since 2001, primarily equities. In common with the rest of the life insurance industry the FARs have fallen over time consistent with decline in equity values. During 2002, primarily as a result of the decline in equity markets, Pearl became unable to meet its RMM for a period of time. Life Services developed a plan to rectify the position, which was shared with the FSA. The plan was implemented and Pearl's regulatory capital position was restored by the end of 2002. The measures taken included an increase of £500 million in the capital allocated to Life Services (primarily used to facilitate asset swaps to increase the amount of admissible assets within Pearl), ceasing to write Pearl with-profits bonds and annuity products, the implementation of a derivative based investment policy to protect against downside investment risk and a review of bonus declaration levels.

During 2003, Life Services has carried out further work to define a more sustainable long term investment policy. The board of Pearl has targeted a longer term expected equity backing ratio ("EBR"), being total exposure to growth assets, for Pearl of 25%. The Pearl Board expects to maintain an EBR for Pearl at around this level, although a significant fall in equity or property markets, or other adverse developments, including possible future regulatory changes, could require a further sell-down of shares and/or property. The increase in proportion of fixed income assets has increased the importance of matching assets and liabilities by duration. Management intends to take steps to improve this matching, particularly in respect of National Provident Life, subject to supervisory board approval. In addition, work has been done to look at the structured credit market with a view to achieving a higher return than gilts, but with exposure to assets of a lower volatility than equities. For London Life and National Provident Life, a more comprehensive sell-down of growth assets has occurred and except for certain classes of London Life business, exposure to listed equities is negligible, although they retain some exposure to property markets and private equity.

The Pearl position continues to be impacted by a considerable amount of inadmissible assets, principally comprising contingent loans to National Provident Life and investments in other HHG Group companies. Total inadmissible assets at June 2003 were £617 million. Although these assets are inadmissible for regulatory purposes, the economic value of the assets is available to support solvency.

While the actions above have improved the regulatory capital position of the life companies, the FARs remain low, particularly for National Provident Life, and there are a number of possible scenarios which could potentially bring pressure on, or even cause a breach of RMM. Some of the risks that could give rise to such a position are set out in the risk factors in section 6.8. These risks could result from changes to future experience assumptions, unforeseen issues such as compensation claims, or adverse current experience such as a further sharp fall in asset values, or, in the longer term, following the implementation of CP 145.

If one or more of the Life Services businesses were to breach their minimum regulatory capital requirements, the FSA would look to HHG to take action to improve the capital position. This might require the relevant Life Services businesses to take certain steps for the security of policyholders, and might impose restrictions on the flow of capital from the relevant Life Services businesses. In the event of a breach, Life Services would work closely with the FSA to develop a plan to protect policyholder interests and restore regulatory capital to acceptable levels over time. The plan would seek to ensure that the financial resources necessary to meet responsibilities to policyholders were maintained and could include a number of measures, including changes to the mix of assets, a reduction in the bonus rates payable to policyholders or the sale of inadmissible assets. Such measures may have an impact on the level of assets which can be attributed to shareholders' funds.

Although there is no legal obligation for shareholders to contribute additional capital to prevent a breach of the minimum regulatory capital requirements or to correct an existing breach, if the capital margins of the Life Services businesses continued to be under threat after having taken the agreed action, the HHG Group would have to consider taking further measures to protect the capital margins, which may include raising additional capital in the form of debt or equity.

Both Pearl and London Life currently rely on waivers that allow them to bring implicit items into the required margin calculations to meet their regulatory capital requirements. These waivers expire at the end of November 2003. It is the intention of the relevant companies to seek renewal of these waivers as they expire. It is highly likely that the RMMs of each life company will be breached if the waivers are not renewed. The HHG Directors are not currently aware of any indication that the waivers will not be renewed.

National Provident Life currently relies on financial reinsurance to support its regulatory capital position.

Although the Life Services companies contain a number of different funds, capital adequacy is assessed at the company rather than the fund level. As at 30 June 2003, while the Pearl 90:10 fund showed a deficit, this was covered by assets within the Pacific fund. Under the current reporting regime, there is no requirement to formally transfer assets to clear the deficit.

The FARs of the Life Services life companies reflect the current regulatory regime for life insurers. This regime is changing in 2004 with the introduction of the Integrated Prudential Sourcebook. Amongst other things, this will require a more realistic assessment of the liabilities and risk based capital requirements of the business. The specific details of the new regulation are not yet finalised, although a consultation paper (CP 195) has been published. The consultation period does not expire until the end of November 2003. Further information relating to the new regulatory regime in the UK, including more information on CP 195, is set out in section 10 part B.

In the context of the estimated position of the Pearl with-profits fund under CP 195, it has been necessary for the board of directors of Pearl to give an undertaking that the proportion of the surplus assets in the with-profits fund, which is attributable to shareholders, will be retained in the with-profits fund for as long as policyholder security and customer interests require and may not be released in any event before 2014 without the prior consent of the FSA. The commitment to withhold these transfers has provided additional capital support to the realistic balance sheet determined for the purpose of CP 195.

In addition, the board of directors of Pearl has committed not to remove any capital or pay a dividend from Pearl without the consent of the FSA. This latter commitment is subject to ongoing review by the FSA.

As with the existing regime, there is a deficit within the Pearl 90:10 fund under CP 195. CP 195 proposes that it will be necessary to make a transfer between funds to clear any such deficit. In order to address this, Life Services intends to swap admissible assets from the Pacific fund with inadmissible assets in the Pearl 90:10 fund, principally the overcoat (the fund's investments supported by contingent loans to National Provident Life, as described in section 6.3.5 "Structure of funds"). Nevertheless, while the deficit remains, or if a deficit emerges at a future date, there is a risk that the ability of the non-profit funds to release capital will be constrained.

(b) Pro-forma realistic balance sheets

The Consulting Actuary has estimated the impact of CP 195 on the main life businesses and the table below sets out the estimated surplus asset positions of the businesses as at 30 June 2003, on the basis of the regulation set out in CP 195.

£m	Pearl Assurance	National Provident Life	London Life Ltd
Admissible Assets[1]	14,874	7,915	2,865
Adjustment for non-profit business	(3,471)	105	(1,122)
Available Assets	11,403	8,020	1,743
Realistic Liabilities	(11,017)	(7,819)	(1,714)
Assets available to cover RCM	386	201	29
RCM	(311)	(151)	(29)
Free Capital	75	50	0

Note:

1. Admissible assets held in both the long term and shareholder funds.

The results in the above table are those arising from the FSA's defined realistic basis as defined in CP 195. The Consulting Actuary has carried out a limited assessment of the impact of the FSA's proposed amendments to various aspects of the current statutory rules. Based on this work, HHG expects that the realistic basis will be either similar to, or more onerous than, the statutory peak for each of these companies. This is dependent on the FSA's approval of the existing intangible asset of £400 million, technically a future profits "implicit item", for Pearl continuing beyond November 2003.

The realistic basis adopted by the FSA contains a number of margins. In particular, inadmissible assets and future profits on non-participating business held outside the 90:10 fund are not permitted to be shown as an asset and the value of future contingent loan repayments and shareholder transfers (in scenarios where the 90:10 fund can afford to make these payments) are shown as a liability.

After the restructuring and capital movements, it is expected that Pearl will have approximately £100 million of inadmissible assets in respect of Pearl's investment in Henderson. These assets are excluded from the balance sheet shown in the above table. The asset values are based on the current asset valuation rules. In CP 145, the FSA expressed the intention to remove the option to use market valuation for certain types of non-insurance undertakings following implementation of the Financial Conglomerates Directive in the Integrated Prudential Sourcebook. It is likely, that from the start of 2005, this could increase the inadmissible assets for Pearl by up to £210 million, with a consequential effect on the assets shown in the above table.

In preparing the results in the above table, allowance has been made for the actions National Provident Life has taken since 30 June 2003, and is continuing to implement, to improve asset and liability matching. Without allowance for these changes, National Provident Life would have shown approximately £100 million less free capital as at 30 June 2003. Given HHG's current understanding of CP 195, as Pearl owns National Provident Life, this shortfall would also have affected the Pearl results by the same amount. Although the FSA requires this presentation as a result of the corporate structure, HHG believes that there is no legal requirement for Pearl to provide any further capital support to National Provident Life.

In addition to the requirements described above, the companies will be required to carry out an Individual Capital Assessment ("ICA"), based on which the FSA will be able to vary each insurer's regulatory capital requirements. The FSA will introduce a process for giving Individual Capital Guidance ("ICG") to firms. ICG will be set with reference to the specific business and control risks faced by each company and will take account of each company's ICA and any margins elsewhere in the business. Companies that can demonstrate that they have identified and assessed their risk and have appropriate controls to mitigate those risks are expected to receive a lower ICG. The FSA has estimated initial ICG assessment might result in an ICG increase of 25% of the required capital resources across the industry, varying by firm. It is not possible at the present time to assess the likely ICG for the Life Services companies.

(c) **Other life companies**

The other life companies are effectively unit linked companies whose assets and liabilities are closely matched. The FARs of these companies as at 30 June 2003 were:

PAULP	4.0%
PAUF	2.2%
LLLA	3.2%
NPI Limited	0.7%

(d) **Non-life companies**

The non-life companies named above have always satisfied the FSA's minimum requirement and continue to do so.

7.4.3 Other Businesses

(a) **Towry Law**

The minimum level of regulatory capital that must be maintained by each of the UK companies within the Towry Law group is based on the total annual expenditure of the company in the preceding financial year.

The Towry Law group also has a number of overseas subsidiaries that are subject to local regulation specific to the territory in which they operate. Minimum levels of regulatory capital are maintained to meet the requirements of the local regulatory bodies.

(b) **AMPLE**

AMPLE includes one regulated FSA undertaking, Interactive Investor Trading Limited. Interactive Investor Trading Limited's regulatory capital requirement is calculated using the initial capital requirement and has complied with the FSA financial resource base requirements.

(c) **Virgin Money**

Virgin Money is not a subsidiary of HHG and the capital requirements of Virgin Money are managed by its own management separately from the HHG Group, but it is included here for completeness. Virgin Money includes a UK life company, Virgin Money Life Limited. It has other subsidiaries, Virgin Money Unit Trust Managers Limited and Virgin Money Personal Financial Services Limited, where the minimum requirement is based on the annual expenditure in the preceding financial year.

7.4.4 Insurance Groups Directive

The Interim Prudential Sourcebook contains rules implementing the EU Insurance Group Directive. The rules introduce new arrangements for regulating insurance companies within an insurance group. The arrangements focus on three main requirements: (i) an adjusted-solo solvency test designed to ensure that an insurer's solo solvency position is not distorted by any investment it makes in a related company (i.e., double use of the same capital to cover risks in an insurer and its related companies); (ii) a parent undertaking solvency margin calculation designed to assess resources available to meet the overall insurance risk borne by a group; and (iii) monitoring material intra-group transactions.

Currently the requirement under (ii) is to prepare and submit a parent undertaking solvency margin calculation which is confidential between the company and the FSA as regulator. A formal minimum requirement is expected to be introduced in the future. As at 31 December 2002, the calculations for AMP showed a positive position at both the AMP and the HHG levels. Following the Demerger, the HHG position should be materially improved through the proposed injection of capital. However, some of this improvement would be lost if the FSA implements its intention expressed in CP 145 to remove the option to use market valuation for non-insurance undertakings, following the implementation of the Integrated Prudential Sourcebook (see section 7.4.2).

Further details of the regulatory environment for the HHG Group are set out in "Life insurance market overview" in section 6.3.4 and in "Regulation" in section 10.37.

7.5 Outlook

The HHG Directors do not believe that it is appropriate to include a financial forecast for the HHG Group in this document, having regard to the nature of the HHG Group's business and rapid changes in the market and regulatory environment.

7.5.1 Current trading

In the first half of 2003, Henderson experienced lower sales of investment products compared with the same period in 2002, due principally to weaker investor demand for such products. Since 30 June 2003, Henderson's assets under management have grown, as a result of improved equity markets and positive net new sales to certain retail and institutional clients, which have more than offset outflows from Life Services.

In particular, Henderson has experienced net fund inflows to its continental European retail product, Horizon, and further growth in its absolute return and collateralised debt obligation funds. In addition significant client commitments have been secured for European property investment. Outflows are expected prior to the year end in respect of certain funds managed on behalf of AMP Australia and the proposed liquidation of the Henderson Absolute Return Portfolio.

Despite the persistency experience of Life Services falling in the first half of 2003 relative to the first half of 2002, the rates experienced then and since 30 June 2003 remain in line with management's expectations. There has been acceleration in surrenders of Pearl unitised with-profits bond products.

HHG has not carried out a full valuation of its life funds since 30 June 2003 to recalculate the FARs, but the HHG Directors are not aware of any factors that would have a material adverse effect on those ratios.

HHG continues to monitor the likely impact of developments in CP 195 and CP 145, and the HHG Directors are not aware of any other factors that would have a material adverse effect on the free capital in the pro-forma realistic balance sheet as referred to in section 7.4.2.

Operating losses incurred by the UK Service Company in the first half of 2003 were £18 million. Management expects that the UK Service Company will break even in 2004, due partly to the acceleration of cost cutting measures.

The HHG pension scheme provides pension benefits on a final salary and defined contribution basis for all eligible UK employees of the HHG Group. In recent years the HHG Group has enjoyed a contribution "holiday" as the accumulated surplus was sufficient to fund the benefits as they accrued. The fall in investment markets over the last two years has eroded the surplus. There is no longer any surplus in the HHG pension scheme, and HHG will commence employer contributions to meet the cost of accruing benefits with effect from 1 January 2004.

As a result of the Demerger and listing of HHG it is anticipated that transaction costs of £13 million (after tax), or $31 million, will be borne by HHG in its 2003 results.

7.5.2 Capital releases

Capital is required to cover the risk that future experience is more adverse than anticipated. These risks include market, credit, operational and other risks. The Market-Consistent Embedded Value is based on capital-market-consistent techniques to value both the assets and the liabilities. It primarily allows for market risks, and only allows to a limited extent for product, regulatory, operational, treasury or insurance risks. Specific reference to such risks is covered in section 6.8. Such risks could materially affect the amount and timing of any capital releases from the Life Services' businesses.

A significant part of the capital required is held in respect of market risk. A wide range of outcomes is possible. Table P of the Consulting Actuary's report in section 14 shows the effect of certain investment scenarios on the Market-Consistent Embedded Value.

Any release of this capital depends on building, and being demonstrably in a position to maintain, an excess of capital beyond that which the FSA requires each of the regulated entities to hold. Given the uncertainty surrounding the new requirements and in particular the proposed Individual Capital

Assessments which companies will be required to carry out, any projections of likely future capital releases from Life Services would be highly speculative at this time.

A complicating factor is that following the Demerger, Pearl will own a number of the other investments of HHG, including, but not limited to, a minority shareholding in, and debt from Henderson, together with full ownership of National Provident Life, PAUF and PAULP. To the extent that capital is released from these companies, it may need to be retained by Pearl to meet its own capital requirements. This could further defer the release of capital.

The board of directors of Pearl have given a binding undertaking to the FSA which may mean that future shareholder transfers from the Pearl 90:10 fund may not be made or may be deferred. In any event, these shareholder transfers may not be made before 2014 without the prior consent of the FSA. Principles have been agreed between Pearl and the FSA to ensure that such shareholder interests are retained in the Pearl 90:10 fund for as long as policyholder benefits require support. Pearl has agreed that shareholder transfers will only be made when accumulated shareholder interests (less any prior support given to policy benefits) are clearly no longer required to ensure that Pearl can meet policyholders' reasonable expectations, or when there are no remaining policyholder obligations, if earlier.

In addition, the board of Pearl have committed not to remove any capital or pay a dividend from Pearl without the consent of the FSA. This latter commitment is subject to ongoing review by the FSA.

Subject to the capital required to meet the remaining risks in the business, it is reasonable to assume that the balance would gradually become available for release from the regulated entity as the business runs off. It is unlikely that any material releases of capital will take place for a number of years. It is likely that releases to shareholders will initially be in the form of illiquid assets.

7.5.3 Dividends

The declaration of dividends is subject to the discretion of the HHG Board. The level of dividends declared by the HHG Board is subject to a number of factors, including the financial results of the HHG Group, the general business and economic environment, ongoing capital requirements, ongoing cash requirements and any other factors the HHG Directors may consider relevant.

Going forward, it is the HHG Board's intention to pay dividends to the extent that they can be funded by surplus cash earnings from its operating subsidiaries and/or transfers from the life companies. As a result of a number of factors, including the uncertainty surrounding the impact of the anticipated future regulatory capital requirement of the life companies, it is not envisaged that there will be sufficient cash earnings or transfers arising at the holding company level to facilitate the payment of a dividend in the near term.

In the longer term, the HHG Board expects the cash earnings of its operating subsidiaries to improve and capital to be released from the life companies of the HHG Group as policies mature or are surrendered. These resources will be used, to the extent possible, to fund dividend payments. The HHG Board considers that the payment of a sustainable dividend in cash is desirable. However, as this goal is dependent on a number of factors, some of which are outside the HHG Board's control, no assurance can be given regarding the amount and timing of dividends.

7.6 Additional financial information on HHG – UKGAAP

As a UK company, HHG (formerly AMP (UK) PLC), has in the past prepared and lodged UKGAAP financial statements, with the Registrar of Companies House in the UK. HHG will continue to report under UKGAAP for statutory and regulatory purposes, and from the Demerger Date, UKGAAP will be the only basis of reporting for HHG.

The purpose of this section is to explain the material differences between AGAAP and UKGAAP. The following sections provide details of the HHG Group's statutory UKGAAP results for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2003, together with a reconciliation between the AGAAP pro-forma profit after tax before corporate borrowing costs and the UKGAAP retained loss for those periods and HHG Group's statutory UKGAAP balance sheet as at 30 June 2003.

7.6.1 Introduction to UKGAAP

The HHG Group's UKGAAP financial statements are prepared in accordance with the special provisions for insurance groups under Section 255A of, and schedule 9A to, the Companies Act (UK), applicable accounting standards and the Statement of Recommended Practice issued by the Association of British Insurers.

The most significant differences between AGAAP and UKGAAP reporting relate to Life Services and more specifically to:

- the requirement under AGAAP for life companies to carry all investments at net market value (market value less realisation costs); and
- the reserving basis used for long term insurance business.

Under AGAAP, life assurance companies are required to carry all investments, including investments in controlled entities and associates/joint ventures, at market value. Under UKGAAP, goodwill is recognised on all controlled entities at the date of acquisition. Thereafter, consolidated accounts reflect the net assets of controlled entities together with any unamortised goodwill. Associates are accounted for using the equity method.

Under UKGAAP, the HHG Group is required to adopt the modified statutory solvency basis to the determination of profit and the valuation of policy liabilities. This means that long term business provisions, which are largely equivalent in nature to policyholder liabilities under AGAAP, are calculated initially to comply with the reporting requirements of the Interim Prudential Source Book for Insurers, which forms the basis of the annual return to the FSA (the statutory solvency basis). General contingency reserves and other specific reserves, held for prudence under the statutory solvency basis, are eliminated to form the modified statutory solvency basis.

In addition, under UKGAAP, surpluses from participating long term business, which are determined by annual actuarial valuations, are subject to appropriation by the directors to participating policyholders, by way of bonuses, and to shareholders. The shareholder allocation represents shareholder profit from participating business. Any unappropriated surplus for participating business is carried forward in the "fund for future appropriations", as indicated in section 7.6.4 below. All surpluses or deficits in other long term business are attributable to shareholders and included in profit.

For Henderson, AGAAP and UKGAAP profit and loss reporting are not significantly different. Historically, however, there have been timing differences between accounting periods arising on group consolidations due to the timing and availability of information.

Further information on differences between AGAAP and UKGAAP is provided in sections 7.6.3 and 7.6.4 below.

7.6.2 UKGAAP consolidated results

The table below sets out the actual UKGAAP consolidated profit and loss accounts for the years ended 31 December 2000, 2001 and 2002 and the 6 months ended 30 June 2003 translated for presentation purposes at the average Australian dollar/Pound Sterling exchange rate for the period. The profit and loss accounts for the years ended 31 December 2000 and 2001 have been restated to reflect consistent accounting policies in each period.

$m	FY00	FY01	FY02	1H03
Balance on the general business technical account				
Discontinued operations	39	47	55	8
Balance on the long term business technical account				
Continuing Ongoing Operations	320	69	(150)	(737)
Tax credit/(charge) attributed	102	31	(64)	(317)
Shareholders' pre-tax profit/(loss) from long term business	**422**	**100**	**(214)**	**(1,054)**
Investment income	456	272	280	55
Unrealised losses on investments	(128)	(78)	(44)	(304)
Profit/(loss) from interest in associated undertaking	(50)	(22)	6	(26)
Investment expenses and charges	(259)	(253)	(255)	(121)
Allocated investment return transferred to the general business technical account	(34)	(30)	(22)	(8)
Allocated investment return transferred from the long term business technical account	(186)	(253)	–	(5)
Other income	55	58	125	90
Other charges	(302)	(225)	(1,109)	(1,209)
Profit/(loss) on ordinary activities before exceptional items and taxation	**13**	**(384)**	**(1,178)**	**(2,574)**
Exceptional items	–	264	227	18
Profit/(loss) on ordinary activities before taxation	**13**	**(120)**	**(951)**	**(2,556)**
Tax credit/(charge) on ordinary activities	(37)	(56)	108	267
Loss on ordinary activities after taxation	**(24)**	**(176)**	**(843)**	**(2,289)**
Ordinary dividend on equity shares	(335)	–	–	–
Preference dividend on non-equity shares	(89)	(83)	(69)	–
Retained loss for the financial period	**(448)**	**(259)**	**(912)**	**(2,289)**
Average $:Stg rate	0.3817	0.3601	0.3607	0.3814[1]
£m				
Loss on ordinary activities after taxation	**(9)**	**(63)**	**(304)**	**(873)**
Retained loss for the financial period	**(171)**	**(93)**	**(329)**	**(873)**

Note:

1. See footnote 1 of section 7.6.3.

Section 7

7.6.3 Reconciliation from AGAAP pro-forma to UKGAAP actual

The table below provides a reconciliation from the AGAAP pro-forma profit after tax before corporate borrowing costs and the UKGAAP loss on ordinary activities after tax. All Pound Sterling amounts have been translated at the average rate for the period unless otherwise stated.

$m	Notes	FY00	FY01	FY02	1H03
AGAAP pro-forma profit after tax before corporate borrowing costs		601	259	336	113
Pro-forma adjustments:	Section 7.1.2				
Terminated/disposed activities					
– profits on disposal		–	259	291	(26)
– trading profits		29	12	1	–
Asset writedowns and additional provisions[1]		–	–	(865)	(2,268)
Restructuring costs		(68)	–	(258)	(246)
Tax release		154	–	–	–
Activities transferred from AMP Group		–	–	(11)	(8)
Other		(20)	9	23	21
AGAAP profit/(loss) after tax before corporate borrowing costs		696	539	(483)	(2,414)
Corporate borrowing costs		(117)	(109)	(118)	(59)
AGAAP profit/(loss) after tax, net of minority interest held by AMP Group		579	430	(601)	(2,473)
Minority Interest held by AMP Group		5	8	(6)	(24)
AGAAP profit/(loss) after tax		584	438	(607)	(2,497)
Adjustments arising from market value accounting under AGAAP					
– Excess amortisation of goodwill under UKGAAP	a(i)	(107)	(122)	(130)	(55)
– Expenses capitalised under AGAAP only	a(ii)	(100)	(72)	(25)	–
– AGAAP asset adjustment	a(iii)	–	–	865	599
– Excess writeoff of goodwill under UKGAAP	a(iii)	–	–	(568)	(456)
– UKGAAP equity accounting for associate undertakings	b	(71)	(69)	(11)	67
Adjustments arising due to different life insurance reserving basis	c	(86)	(253)	(191)	259
Other adjustments:					
– Interest on £290m AMP loan	d	(53)	(56)	(53)	–
– Tax adjustments	e	(183)	(33)	44	(78)
– Revaluation of PVIF	f	–	(17)	(130)	(50)
– Adjustment to profit on disposal of general insurance business	g	–	(14)	16	–
– Cogent profit on disposal	h	–	–	(43)	39
– Provision for possible mis-selling claims	i	–	–	–	(13)
– Reinstate Henderson Asian operations	j	–	–	(6)	8
– Other	k	2	(6)	(4)	12
Foreign exchange adjustment[1]		–	–	–	(124)
UKGAAP actual Loss after Tax		(14)	(204)	(843)	(2,289)
Prior year adjustments for changes in accounting policy		(10)	28	–	–
UKGAAP actual Loss after Tax (restated)		(24)	(176)	(843)	(2,289)
Average $:Stg rate		0.3817	0.3601	0.3607	0.3814
£m					
UKGAAP actual Loss after Tax (restated)		(9)	(63)	(304)	(873)

Note:

1. The foreign exchange adjustment in 1H03 arises because certain asset writedowns and additional provisions were translated into Australian dollars at the date of the underlying transaction or event, as required by relevant Australian Accounting Standards, rather than the average rate for the period.

The AGAAP pro-forma adjustments are detailed in section 7.1.2.

(a) Excess of market value over net assets ("EMVONA") and goodwill

Under AGAAP, life assurance companies are required to carry all investments, including investments in controlled entities and associates/joint ventures, at market value. Any difference between the net assets of a controlled entity reflected in the consolidated accounts of the life insurer and the market value of that controlled entity is accounted for as an asset (EMVONA). There is no amortisation of EMVONA.

Goodwill, being the difference between the purchase price and the fair value of net assets acquired, is recognised under AGAAP on the controlled entities of non-life insurance entities. Once recognised goodwill is amortised over the period during which benefits are expected to be received up to a maximum of 20 years. For controlled entities of insurance entities no goodwill is recognised, as this is replaced by EMVONA.

Under UKGAAP, goodwill is calculated on all controlled entities when acquired. This goodwill is then amortised over its expected useful life. It is also subject to annual impairment tests. Any increase in the market value of the subsidiary, in excess of its trading results, is not taken into account under UKGAAP. These differences in generally accepted accounting principles have resulted in the following reconciling items:

(i) Annual amortisation of goodwill charged under UKGAAP in excess of that charged under AGAAP;

(ii) Provisions eligible for recognition under AGAAP in the calculation of goodwill have historically been greater than those under UKGAAP. As the related expenses are incurred an additional charge arises under UKGAAP; and

(iii) The AGAAP asset adjustment being the movement in EMVONA in 2002 (see section 7.1.2 note 4) is replaced with an impairment of goodwill under UKGAAP. The impairment of goodwill is reflected in excess of that charged under AGAAP. This excess impairment relates to NPI Limited ($413 million), Towry Law ($136 million) and AMPLE/Interactive Investors ($19 million). For 2003 this impairment relates to Pearl ($45 million), NPI Limited ($259 million) and Towry Law ($152 million).

(b) Associate undertakings

Virgin Money is an associate owned by Pearl. Under AGAAP Virgin Money is carried at market value and the increase/decrease in market value is reflected in profit. Under UKGAAP, associate undertakings are accounted for under the equity method where the group reflects its portion of an associate's profit or loss for the year in its consolidated results. The application of equity accounting to Virgin Money has resulted in the recognition of additional losses in all four periods under UKGAAP. In 2003, the adjustment reverses the AGAAP writeoff of carrying value.

(c) Reserving differences

As set out in sections 7.6.1 and 7.6.4, the basis of life profit recognition under UKGAAP for life insurers differs significantly from AGAAP due to the additional prudential margins that are required by MSSB. The profit impact of these reserving differences is reflected in these adjustments.

(d) Interest on £290 million AMP loan

AMP (NPI) Finance Limited, a wholly owned subsidiary of HHG, issued £290 million 6.95% preference shares to HHG at par for cash on 17 December 1999. HHG then sold these shares for £290 million to its immediate Australian parent entity at that time, AMP Financial Services Holdings Limited ("AMPFSH"), under a Sale and Repurchase Agreement, which obliged repurchase of the shares on 17 December 2002.

Under UKGAAP, the proceeds of this sale were accounted for as a loan from AMPFSH, and an interest charge equivalent to the accrued preference share dividend payable has been expensed. Under AGAAP, a preference dividend was paid to AMPFSH and is therefore accounted for as a distribution of reserves and not an expense item.

(e) Tax adjustments

Since the introduction of FRS19 "Accounting for deferred taxation" in the UK (effective from 1 January 2002), the main difference between the calculation of taxation charges under AGAAP and UKGAAP has been removed. However, the taxation charge reported under AGAAP has been different to that shown in the UK statutory accounts year on year due to a number of small timing differences. Also, in 2000 a specific AGAAP tax provision established in 1996 at the time of the release of the Pacific Fund was recalculated, resulting in a $154 million release (see section 7.1.2 note 6). During half year 2003 a further $78 million of this provision was released. This provision had not been created under UKGAAP.

(f) Revaluation of PVIF

Under UKGAAP, the present value of acquired in-force business ("PVIF") arising from the demutualisation of London Life in 1998 is recognised in the balance sheet as an asset. This asset is amortised on a systematic basis and tested annually for impairment. During the year ended 31 December 2002 an impairment of $113 million was recorded under UKGAAP and in the half year ended 30 June 2003 an impairment of $42 million was recorded. No such asset is recognised under AGAAP.

(g) Adjustment to profit on disposal of general insurance business

The AGAAP profit on disposal of the general insurance business in 2001 (see note 2 of section 7.1.2) included the full release of the unearned premium reserve and deferred acquisition costs. Under UKGAAP, these releases were not made until 2002.

(h) Cogent profit on disposal

This adjustment represents a timing difference between the de-recognition of the third instalment of consideration from the disposal of Cogent in the AMP Group published accounts and the HHG Group UKGAAP amounts.

(i) Provision for possible mis-selling claims

This represents an additional provision for possible claims arising out of sale of unitised investment products.

(j) Reinstate Asian operations

This adjustment reflects the reinstatement of the HHG Asian operations not reported as part of HHG for statutory purposes.

(k) Other

Other comprises miscellaneous provision movements and small timing differences arising from the completion of UKGAAP reporting after finalisation of AGAAP figures.

7.6.4 UKGAAP balance sheet

Set out below is the consolidated balance sheet of the HHG Group at 30 June 2003 in Australian dollars under AGAAP and UKGAAP.

			30 June 2003	
	Notes	AGAAP $m	UKGAAP $m	UKGAAP £m
Assets				
Intangible assets	a	979	709	288
Investments	b	72,329	61,988	25,192
Assets held to cover linked liabilities	c	–	10,623	4,317
Reinsurers' share of technical provision		–	1,149	467
Debtors		2,788	1,026	417
Other assets	d	625	492	200
Prepayments and accrued income	e	–	1,555	632
Total assets		**76,721**	**77,542**	**31,513**
Liabilities				
Capital and reserves				
Called up share capital		1,978	1,978	804
Share premium		25	12	5
Capital reserve		713	718	292
Profit and loss account		(287)	(2,325)	(945)
Shareholders' funds		**2,429**	383	**156**
Equity minority interest		12	–	–
Fund for future appropriations	f	2,596	340	138
Technical provisions	g	62,519	59,200	24,059
Technical provisions for linked liabilities	c	–	10,623	4,317
Provisions for other risks and charges		1,618	583	237
Creditors[3]		7,547	5,997	2,437
Accruals and deferred income		–	416	169
Total liabilities		76,721	77,542	31,513

Notes:

1. The AGAAP balance sheet represents the actual consolidated balance sheet of the HHG Group at 30 June 2003 and does not take into account the pro-forma adjustments outlined in 7.3.1. Certain of the standard AGAAP balance sheet captions have been combined to facilitate comparison with the UKGAAP balance sheet.
2. The table above is stated before pro-forma adjustments. A reconciliation between the AGAAP balance sheet before pro-forma adjustments, and post pro-forma adjustments, as shown in section 7.3.1, is included in note 2 of the pro-forma special purpose financial report in section 13.3.
3. Creditors include $2,598 million (£1,056 million) of external loans.

The primary differences between the AGAAP and UKGAAP balance sheets are:

(a) **Intangible assets – goodwill**

Under UKGAAP, the excess of purchase price over the fair value of identifiable net assets acquired is treated as goodwill in consolidated financial statements. Goodwill is amortised on a straight-line basis over the period during which benefits are expected to be realised, not exceeding 20 years. Goodwill is also subject to an annual impairment review.

Under AGAAP goodwill is only applicable to the controlled entities of non-life insurance entities. Under AGAAP controlled entities of a life insurer are recorded at net market value. On consolidation any differences between the net assets of the controlled entity and its net market value are recorded as an asset – "excess of market value over net assets of controlled entities". This excess is not subject to amortisation.

(b) **Investments**

Under AGAAP investments in equities (other than controlled entities), unit trusts and debt securities are valued at net market value (i.e. market value net of realisation costs). Under UKGAAP these investments are also valued at market value but without an allowance for realisation costs.

(c) **Assets held to cover linked liabilities and technical provisions for linked liabilities**

Under UKGAAP, assets and liabilities relating to unit linked life insurance policies are aggregated into a single asset and an equivalent single liability on the face of the balance sheet. Under AGAAP, the underlying assets of unit linked policies are included in the relevant asset categories and underlying liabilities are included as policyholder liabilities.

(d) **Other assets – present value of acquired in-force business**

Under UKGAAP, the present value of acquired in-force business (PVIF) arising from the demutualisation of London Life in 1998 is recognised on the balance sheet as an asset. This asset is amortised on a systematic basis and tested annually for impairment. No such asset is recognised under AGAAP.

(e) **Prepayments and accrued income – deferred acquisition costs**

Under UKGAAP, acquisition costs relating to life business are held as an explicit asset, gross of tax, and are amortised over the period during which costs are expected to be recovered out of margins recognised from related policies. At the end of each period, deferred acquisition costs are reviewed for recoverability. No such explicit asset exists under AGAAP since implicit allowance for acquisition costs is made in computing policyholder liabilities.

(f) **Fund for future appropriations (FFA)**

Under UKGAAP, the fund for future appropriations represents all funds which have not been allocated to participating policyholders and shareholders at the balance sheet date.

No such provision exists under AGAAP since all profits are allocated between policyholders and shareholders. Under AGAAP 10% of the assets in excess of policyholder and other liabilities calculated under MoS is, in the general context of the UK regulatory environment, attributed to shareholders. The remaining 90% is deemed to be equity which is not specifically attributable to shareholder or policyholders and is referred to as "Unattributed Life Funds" and held in "other equity interests".

(g) **Technical provisions – long term business provision**

Under UKGAAP, technical provisions represent liabilities to life insurance policyholders. The provisions are determined by the relevant appointed actuaries following annual investigations of long term business. The provisions are calculated to comply with the reporting requirements of the Interim Prudential Source Book for Insurers, which forms the basis of the annual return to the FSA (the statutory solvency basis).

General contingency reserves and other specific reserves held for prudence under the statutory solvency basis are eliminated to form the modified statutory solvency basis used for UKGAAP reporting by life insurers.

Under AGAAP policyholder liabilities are calculated using the Margin on Services ("MoS") method. This method generally provides a more realistic calculation of liabilities than the modified statutory solvency basis used under UKGAAP.

Specifically, the provisions for known and potential issues likely to lead to future losses set out in 7.3.1, which amounted to $3,100 million (£1,260 million) under MoS and AGAAP, amount to $4,080 million (£1,658 million) under the MSSB and UKGAAP.

The major differences between the AGAAP and UKGAAP provisions included in technical provisions (or policy liabilities) translated at the closing rate are shown below:

	AGAAP	UKGAAP	
	$m	$m	£m
Guaranteed annuity options	981	1,442	586
Pension mis-selling	829	1,014	412
Mortgage endowment	480	573	233

Further details of the MoS method are set out in note 21 of section 13.3.

7.6.5 International Accounting Standards

International Financial Reporting Standards ("IFRS") are to be adopted for all listed entities reporting under the Companies Act (UK) for financial years commencing on or after 1 January 2005. This will mean that HHG will be required to report under IFRS for the year ending 31 December 2005. As those reporting requirements are not yet mandatory, the pro-forma financial information contained in this section of the document has been prepared under existing reporting requirements.

Certain significant components of the proposed IFRS are yet to be released in relation to insurance contracts. The International Accounting Standards Board ("IASB") has split the insurance contracts requirements into two phases. The IASB has recently issued its exposure draft on Phase I, with an expectation that a standard will be issued in early 2004. This will allow adoption for the 2005 year. Phase I allows for the reporting of those contracts which satisfy the definition of "insurance" to continue to be based on local GAAP. Reporting of contracts, which do not satisfy the definition, will be subject to other standards, most notably those relating to financial instruments. A significant proportion of HHG Group's insurance business will not satisfy the definition of "insurance" proposed for Phase I and will therefore cease to be subject to local reporting requirements. New fair value based reporting requirements for insurance contracts are expected to be introduced under Phase II. An exposure draft on Phase II is unlikely to be issued until the end of 2004, with planned effective date of 2007 or 2008.

HHG has initiated a project to assess the impact of IFRS on reported results. This work is at a preliminary stage and the impact of IFRS on ongoing reported results has not, as yet, been determined.

7.6.6 USGAAP

The material differences between AGAAP and USGAAP, applicable to the HHG Group, are summarised below. HHG has not prepared consolidated financial statements with or reconciled to USGAAP. The effect of the differences outlined below may be material individually or in the aggregate.

(a) **Pro-forma financial information**

The pro-forma historical financial information included in this document does not purport to be in compliance with article 11 of regulation S-X of the rules and regulations of the SEC. Under article 11, pro-forma income statements must be presented assuming the transaction had been consummated at the beginning of the first fiscal year presented and may only include adjustments which give effect to events that are directly attributable to the transaction, expected to have a continuing impact on the entity and are factually supportable.

Most of the pro-forma adjustments made in arriving at the pro-forma historical financial information included in this document would not be permissible under the SEC's rules and regulations on pro-forma financial presentations. Many of the adjustments reflect HHG's belief that the underlying items are non-recurring and that, although required to be recorded in the historical financial statements under AGAAP, are more appropriately excluded from the pro-forma historical information.

(b) **Life insurance accounting**

(i) Investments in controlled entities

Under AGAAP, controlled entities of life insurance companies are carried at net market value in the life insurance company's financial statements. Controlled entities of life insurance entities

contribute to the consolidated result through the movement in their market value (rather than their underlying operating earnings). Under USGAAP, controlled entities are consolidated, and the underlying assets and liabilities are accounted for at historical cost (except for equity securities, fixed income securities and investments in associated companies, discussed below). The controlled entity contributes to the group result through its underlying operating earnings.

(ii) Equity securities

Under AGAAP, equity securities are held in the balance sheet at market value less expected realisation costs (known as net market value). Changes in the net market value of equity securities are reflected in the statement of financial performance. Under USGAAP, equity securities are classified as either "trading" or "available for sale". All equity securities are carried at fair value in the balance sheet. Changes in fair value of trading securities, which are principally held for sale in the near terms are reflected in the statement of financial performance. All equity securities, other than trading securities, are classified as "available for sale". Unrealised gains and losses resulting from changes in the fair value of available for sale securities are taken directly to a separate component of shareholders' equity.

(iii) Fixed income securities

Under AGAAP, fixed income securities are held in the balance sheet at net market value. Changes in the net market value of fixed income securities are reflected in the statement of financial performance. Under USGAAP, fixed income securities can be classified as either "trading", "available for sale" or "held to maturity". The "trading" and "available for sale" criteria and accounting treatment are similar to equity securities.

Fixed income securities are classified as "held to maturity" if the life insurance company intends (and is able) to hold the securities until maturity – in which case they are recorded at amortised cost in the balance sheet. Any premium or discount to face value is amortised to the statement of financial performance for all three categories of fixed income securities.

(iv) Property

Under AGAAP, property is held in the balance sheet at net market value. Changes in the net market value of property are reflected in the statement of financial performance. Under USGAAP, property and equipment is recorded at historical cost in the balance sheet and depreciated over its useful life – except for land, which is not depreciated. Long-lived assets such as property and equipment are subject to impairment tests for both AGAAP and USGAAP.

(v) Policy liabilities

Under AGAAP, policy liabilities are calculated in accordance with the principles of Actuarial Standard 1.03 issued by the Life Insurance Actuarial Standards Boards ("LIASB") of Australia. That standard requires life insurance companies to use best estimate assumptions to value their policy liabilities. These assumptions are revised at each valuation date.

The calculation of policy liabilities under USGAAP depends on the nature of the underlying products. Statement of Financial Accounting Standards 60 "Accounting and Reporting by Insurance Enterprises" ("SFAS 60") applies to products such as traditional whole-of-life, endowment contracts, pure endowments, term insurance, disability income protection and group life. Under SFAS 60 policy liabilities are estimated using assumptions for expected investment yields, mortality, morbidity, terminations and expenses, applicable at the time the insurance contracts are made. Broadly, these assumptions are "locked in" for all future valuations.

Statement of Financial Accounting Standards 97 "Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realised Gains and Losses from the Sale of Investments" ("SFAS 97") applies to investment contracts and universal life policies, such as unit linked and investment policies. Under SFAS 97, the liability is calculated as:

- the balance that accrues to the benefit of the policy owner at the date of the financial statements;
- any amortised unearned revenue;
- amounts owing to policyholders on termination; and
- any probable losses.

Assumptions are generally updated at each valuation date.

(vi) Acquisition expenses

Under AGAAP, acquisition expenses, consisting of both fixed and variable costs are:

- deferrable; and
- systematically amortised as part of the calculation of the policy liability.

This involves recognising Deferred Acquisition Costs ("DAC") assets which are represented as reductions in policy liabilities rather than explicit assets.

Under USGAAP, costs primarily related to the production of new and renewal business must be capitalised. The amortisation of these costs depends on the underlying policy. For SFAS 60 policies, costs are amortised in proportion to premium revenue recognised. For SFAS 97 policies, costs are amortised at a constant rate based on the present value of estimated gross profits expected to be realised over the life of the contracts.

DAC assets, which are subject to impairment tests, are reported as an asset in the balance sheet and are not offset against policy liabilities. Movement in DAC assets are reported separately in the statement of financial performance.

(vii) Revenue recognition

Under AGAAP, the profit margins are a function of selected "profit carriers" including bonuses, claims and investment earnings. The choice of profit carrier varies between products, the objective being to recognise profit on the later of providing service, or receiving income, under the policy.

Under USGAAP, for SFAS 60 policies, premiums are recognised as revenue over the premium-paying period of the contract when due from policy owners and a liability for the costs that are expected to be paid in the later years of the contracts is accrued.

For SFAS 97 policies, revenue represents amounts assessed against policy owners, such as assessments for mortality coverage, contract administration, initiation, or surrender charges, and are reported in the period that the amounts are assessed unless the amounts are designed to compensate the insurer for services to be provided over more than one period. Premiums collected on SFAS 97 contracts are not reported as revenue. Planned profits under SFAS 97 are released as a percentage of estimated gross margins.

Under SFAS 97, experience assumptions are unlocked at each valuation, with actual experience used for historical revenue recognition and best estimates used for future revenue recognition.

(viii) Deferred tax

Under AGAAP, the provision for deferred income tax is discounted to present value. This is done to retain equity between the generations of policyholders. Under USGAAP, discounting to present values for deferred tax liabilities is not allowed.

(ix) Investment in associates

Under AGAAP, investments in associates are recorded at directors' valuation with reference to the life insurance entity's proportionate interest. Under USGAAP, investments in associated entities are accounted for under the equity method of accounting. The equity method of accounting requires the investor to recognise its proportionate share of the investee's net profit or loss for the period.

Dividends received or receivable are accounted for as reductions in the carrying value of the investor's investment. The equity method of accounting does not allow for revaluations.

(c) **Non-life insurance accounting**

(i) Pension costs

Under AGAAP, contributions made to pensions plans are charged against income in the period to which they relate. Pension and employee benefits are recorded at the present value or expected future cashflows. Under USGAAP, in the case of defined benefit plans, the net periodic cost is charged against income in accordance with SFAS 87 "Employer's Accounting for Pensions". Pension and employee benefits are measured and recorded at nominal amounts.

(ii) Derivatives

Under AGAAP, gains and losses on hedge instruments are accounted for on the same basis as the underlying physical exposures they are hedging. Accordingly, hedge gains and losses are included in the statement of financial performance when the gains and losses on the related physical exposures are recognised. Gains and losses relating to qualifying hedges on firm commitments or anticipated hedges are deferred and recognised when the underlying transactions occur.

Under USGAAP, accounting for hedges is dependent on the nature of the hedge in accordance with Statement of Financial Accounting Standards 133 "Accounting for Derivative Instruments and Hedging Activities", as amended. Fair value hedges are measured at fair value on the balance sheet and changes in carrying value are recognised in the income statement. Cash flow hedges are recognised directly in equity, as a component of other comprehensive income, until the hedged transaction impacts earnings. The cumulative gain or loss is then released to earnings. Any portion of the gain or loss on the hedge that is not an effective hedge is recognised in the income statement immediately as it arises. Gains or losses on hedges of a net investment in a foreign entity are taken directly to equity as part of the cumulative translation adjustment.

(iii) Share based payments

Under AGAAP, equity based compensation schemes that will be settled by the issuance of equity instruments will not be charged to the statement of financial performance. Under USGAAP, an expense is recognised based on either the fair value or the intrinsic value of the option at the date of issuance in accordance with SFAS 123 "Accounting for Stock Based Compensation" or APB 25 "Accounting for Stock Issued to Employees" respectively.

Section 8

Taxation implications

8 Taxation implications

The information set out in section 8 is not tax advice in relation to the specific circumstances of AMP Shareholders. The tax implications of the Demerger will vary depending upon your particular circumstances. The guidelines below do not deal with any of the tax implications of the AMP Rights Offer (refer to the AMP Rights Offer Prospectus for further information). The summaries below are intended as a general guide only. They do not represent a complete analysis of all potential tax implications associated with the Demerger. You should consult your own tax adviser as to the tax consequences for you, including tax return reporting requirements, applicable tax laws and the effect of any proposed changes in the tax laws.

8.1 General

This section gives you a guide to the general tax position of AMP Shareholders in relation to the Demerger based on legislation enacted at the date of this document. The Australian position is outlined in sections 8.2 and 8.3. The United Kingdom position is outlined in section 8.4. The New Zealand position is outlined in section 8.5. The United States position is outlined in section 8.6. This document does not contain a discussion of the possible tax implications of the Demerger for AMP Shareholders who are tax residents of any other jurisdictions, other than in section 8.3.

Sections 8.2, 8.3, 8.4, 8.5 and 8.6 are only a summary of certain tax consequences based on current law and practice of Australia, the United Kingdom, New Zealand and the United States.

As soon as reasonably practicable following the Demerger Date, AMP will release to ASX and post on its website details of the calculation of the Cancellation Entitlement on a per share basis to assist AMP Shareholders in determining the tax implications relevant to them.

The tax implications set out below are the same whether you hold HHG CDIs or HHG Ordinary Shares (collectively referred to as HHG Shares).

8.2 Australian resident AMP Shareholders

8.2.1 General

The following is a summary of the Australian tax consequences of the Demerger for AMP Shareholders who are Australian tax residents and hold their AMP Shares on capital account.

This summary does not apply to all AMP Shareholders and, in particular, it does not apply to:

- AMP Shareholders who hold their AMP Shares as trading stock or revenue assets;
- AMP employees whose AMP Shares are subject to the employee share acquisition scheme tax rules;
- non-Australian tax resident AMP Shareholders who own (or are deemed to own) 10% or more of the AMP Shares on issue; or
- AMP Shareholders who are not the beneficial owners of their AMP Shares.

8.2.2 Treatment of the cancellation of some of your AMP Shares – capital gains tax

Unlike other recent demergers in Australia, capital gains tax rollover relief will not be available for AMP Shareholders. This is because one of the relevant conditions for rollover relief is not satisfied as AMP Life, a subsidiary, holds shares in AMP.

If the Demerger proceeds, some of your AMP Shares will be cancelled (with effect from the Demerger Date) based on a formula set out in the Scheme and your Cancellation Entitlement will be applied to the acquisition of HHG Shares pursuant to the Scheme.

You will realise a net capital gain on your cancelled AMP Shares if the Cancellation Entitlement (determined by multiplying the number of your cancelled AMP Shares by the volume weighted average price of AMP Shares for the 10 business days prior to the date of the Meetings) is higher than the cost base of your cancelled AMP Shares.

No part of the Cancellation Entitlement is expected to be regarded as a dividend for Australian tax purposes. AMP has applied to the Australian Taxation Office ("ATO") for a class ruling confirming that the share cancellation will be treated as a capital return and not a dividend for Australian tax purposes. AMP expects the ATO to publish the class ruling before the Scheme Meeting which AMP will place on its website (www.ampgroup.com/demerger) when it is obtained.

If you are an individual, trust or complying superannuation fund and you have held your AMP Shares for more than 12 months at the time of the Demerger, then you may be entitled to discounted capital gains tax ("CGT") treatment. Alternatively, if you acquired your shares before 22 September 1999, then you may be able to claim cost base indexation until the September 1999 quarter.

You will realise a net capital loss on your cancelled AMP Shares if the Cancellation Entitlement is less than the cost base of your cancelled AMP Shares. This capital loss may be available for you to offset against capital gains in the same income year or you may carry it forward to offset capital gains in future income years. Shareholders, other than individuals, may have to satisfy certain legislative tests before they can use the capital loss. You cannot use a capital loss to offset assessable income.

Your AMP Shares may have different cost bases depending upon when you acquired those shares and the amount you paid to acquire them. You may be able to select which of your AMP Shares are cancelled under the Demerger if your AMP Shares are capable of being identified individually by reference to appropriately maintained share and/or accounting records. If you cannot identify individually your AMP Shares, then you will be deemed to have cancelled those AMP Shares that you have held the longest. This will impact on the amount of any capital gain or capital loss arising on cancellation of your AMP Shares.

For those AMP Shareholders which were issued AMP Shares in the demutualisation of AMP Society, the cost base for tax purposes attributed to those shares is $10.43 per AMP Share.

8.2.3 Treatment of the AMP Shares which you retain

After the cancellation of some of your AMP Shares, your remaining AMP Shares will be converted so that you end up holding the same number of AMP Shares you held before the cancellation. The conversion should not give rise to a capital gain or capital loss.

The cost base of your AMP Shares remaining after the cancellation will be apportioned across the larger number of AMP Shares you hold immediately after the conversion.

Individuals, trusts or complying superannuation funds that have held assets for more than 12 months may be able to claim discounted CGT treatment on the subsequent disposal of those AMP Shares. For the purposes of this 12 month criteria, you will be treated as having acquired the AMP Shares you hold after the conversion on the same date as you acquired your original AMP Shares remaining after the cancellation.

8.2.4 Treatment of your acquisition of HHG Shares

The first element of the cost base (or reduced cost base) of each HHG Share that you acquire under the Demerger will equal the amount of your Cancellation Entitlement divided by the number of HHG Shares issued to you.

For CGT purposes, you will be taken to have acquired your HHG Shares at the Demerger Date. You will not be entitled to claim cost base indexation on your HHG Shares. If you are an individual, trust or complying superannuation fund, in order to claim the discount CGT treatment in relation to the HHG Shares, you will need to hold the shares for more than 12 months after the Demerger Date.

8.2.5 Dividends received on HHG Shares – income tax

Any dividends you receive in the future on your HHG Shares will be included in your assessable income. However, if you are a company and hold a relevant interest of 10% or more in HHG, the dividend will not be included in your assessable income.

The United Kingdom does not currently levy withholding tax on dividend payments made to Australian resident shareholders of a United Kingdom resident company. On that basis, no withholding tax will be deducted from dividends paid by HHG to Australian resident HHG Shareholders.

8.2.6 Application of Foreign Investment Fund provisions to HHG Shares

The Australian tax legislation includes Foreign Investment Fund ("FIF") provisions which apply to Australian tax residents holding shares in foreign companies. Where these provisions apply, HHG Shareholders who are Australian tax residents may be required to include an amount in their assessable income without actually receiving dividends from the foreign company. However, there are several specific exemptions to the FIF provisions including:

- if you are a shareholder that is an individual (other than in the capacity of a trustee) and the value of all the shares that you hold in foreign companies at 30 June is less than $50,000. The relevant value of your shares in foreign companies including HHG will be the greater of their cost or the market value at 30 June each year; and
- foreign life insurance businesses where certain conditions are satisfied.

If you do not fall within the $50,000 exemption, the FIF provisions should still not apply in respect of your HHG Shares based upon the assets of HHG and its controlled entities at 30 June 2003 falling within the foreign life insurance business exemption. However, where you hold HHG Shares at the end of your income year, you will need to satisfy yourself that the exemption is available based on the nature of HHG's business and its assets at the end of HHG's financial year that ends during or at the same time as your income year ends.

On 13 May 2003, the Australian government announced the outcome of its review of Australia's international taxation arrangements. One of the reforms announced by the Australian government was the expansion of the FIF exemptions to interests in foreign companies involved in the management of funds. This should provide a further exemption from the FIF provisions in respect of your HHG Shares. However, no draft legislation has been released in relation to these measures to date.

8.2.7 Treatment of the disposal after the Demerger of HHG Shares

All HHG Shares you acquire as a result of the Demerger will be post CGT shares. This means that when you dispose of your HHG Shares, that disposal will be subject to the Australian CGT provisions and a capital gain or loss may arise.

You will realise a capital gain in respect of the disposal of your HHG Shares if the consideration that you receive is greater than the cost base of those HHG Shares. You may be able to offset any capital loss that you make on the cancellation of your AMP Shares against the capital gain that you make on the disposal of your HHG Shares. If you are an individual, trust or complying superannuation fund and you have held your HHG Shares for more than 12 months, you may be entitled to discounted CGT treatment.

You will realise a capital loss in respect of the disposal of your HHG Shares if the consideration that you receive is less than the reduced cost base of those HHG Shares. This capital loss may be available for you to offset against capital gains in the same income year or you may carry it forward to offset capital gains in future income years. Shareholders, other than individuals, may have to satisfy certain legislative tests before they can use the capital loss. You cannot use a capital loss to offset assessable income.

8.2.8 Australian stamp duty and brokerage implications

You will not have to pay Australian stamp duty or brokerage on the acquisition of HHG Shares under the Demerger. However, the Demerger may increase the total cost of brokerage payable by some AMP Shareholders when they sell their AMP Shares and HHG Shares. For example, small shareholders who would pay a fixed or minimum amount of brokerage on the transfer of their AMP Shares before the Demerger may need to pay that brokerage on their AMP Shares and on the sale of their HHG Shares after the Demerger.

8.3 Non-resident AMP Shareholders

If you are not a resident for Australian tax purposes, then you will not be subject to the Australian CGT provisions, unless you hold (together with your associates) at least 10% (by value) of AMP Shares at the time of the cancellation of some of your AMP Shares as part of the Demerger.

On 30 June 2003, new foreign resident withholding tax provisions were enacted in Australia. The new provisions are designed to apply to certain payments to taxpayers who are not residents for Australian tax purposes. The detailed application of these rules is subject to regulations which have not yet been enacted. It is expected that the rules should not apply to impose any withholding tax obligation on AMP with regard to your Cancellation Entitlement where you are not a resident for Australian tax purposes and you own less than a 10% interest in AMP.

8.4 United Kingdom resident AMP Shareholders

This summary only relates to you if you hold your AMP Shares beneficially as an investment and you are resident (or ordinarily resident) in the United Kingdom for tax purposes. The comments below do not apply to certain classes of persons such as dealers, persons holding AMP Shares or HHG Shares in an individual savings account, trustees of certain trusts, or employees who are holding their shares as part of an employee share scheme.

8.4.1 Treatment of the cancellation of AMP Shares

For the purposes of United Kingdom capital gains tax, the Demerger is expected to constitute a scheme of reconstruction that is eligible for capital gains tax relief under s.136 Taxation of Chargeable Gains Act ("TCGA") 1992. On this basis, you will not be treated as making a disposal for capital gains tax or corporation tax purposes of your AMP Shares, and the cancellation of your AMP Shares will not give rise to a charge to United Kingdom capital gains tax or corporation tax.

The UK Inland Revenue has confirmed that, on the basis of the information provided to them by AMP, the relief available under section 136 should apply.

The UK Inland Revenue has also confirmed that no element of the consideration for the cancellation of your AMP Shares will be treated as an income distribution for AMP Shareholders who are residents for United Kingdom tax purposes.

8.4.2 Base cost of AMP and HHG Shares

Under the provisions of section 136, the HHG Shares you receive under the Demerger will be treated as acquired on the same date as the cancelled AMP Shares were acquired.

The base cost of your HHG Shares will be the appropriate proportion of the total base cost of your original holding of AMP Shares. The appropriate proportion will be calculated by reference to the relative market values of the HHG Shares and the AMP Shares on the first day after the Demerger on which either the AMP Shares or the HHG Shares are quoted on ASX. The base cost of the remaining AMP Shares will be calculated in a similar way.

However, if you acquired your AMP Shares on the demutualisation of the AMP Society, then you will not have any base cost in your shares. You will therefore have no base cost in your remaining AMP Shares or your HHG Shares following the Demerger.

8.4.3 Disposal of AMP Shares

If you subsequently dispose of your AMP Shares, the adjusted base cost (as set out above) will be used to calculate any United Kingdom tax you may have to pay on chargeable gains. A disposal of AMP Shares may, depending on your individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom capital gains tax or corporation tax.

However, if you are an individual resident or ordinarily resident in the United Kingdom, but not domiciled in the United Kingdom, you will be liable to United Kingdom capital gains tax only to the extent that gains made on the disposal of AMP Shares are remitted or deemed to be remitted to the United Kingdom.

The United Kingdom government has announced that it is undertaking a review of the residence and domicile rules as they affect the tax liability of individuals. This may affect the tax treatment of a future disposal of AMP Shares. The commentary provided here is based on current legislation.

8.4.4 Disposal of HHG Shares

If you subsequently dispose of your HHG Shares, the base cost established on the acquisition of the HHG Shares under the Scheme (as set out above) will be used to calculate any United Kingdom capital gains tax or corporation tax. A disposal of HHG Shares may, depending on your individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom capital gains tax or corporation tax.

8.4.5 Stamp duty and Stamp Duty Reserve Tax ("SDRT")

(a) **AMP Shares**

No United Kingdom stamp duty or SDRT will be payable by AMP Shareholders as a result of the cancellation of the AMP Shares.

(b) **HHG Shares registered on the Australian share register of HHG**

It is anticipated that the holder of legal title to the HHG Ordinary Shares in respect of which the HHG CDIs are issued, the Depositary Nominee, will be registered on an Australian branch share register of HHG established in accordance with the Companies Act (UK). HHG and AMP understand that an election has been made under section 97A of the Finance Act 1986 and accepted by the United Kingdom Inland Revenue with the result that neither United Kingdom stamp duty nor SDRT at the higher rate of 1.5% will be imposed on the issue of HHG Ordinary Shares to the Depositary Nominee. Confirmation has been obtained from the United Kingdom Inland Revenue indicating that neither United Kingdom stamp duty nor SDRT will be imposed on subsequent transfers of the HHG CDIs whilst the underlying HHG Ordinary Shares are registered on the Australian branch register. Neither United Kingdom stamp duty nor SDRT will be imposed on the issue of the HHG CDIs by the Depositary Nominee.

(c) **HHG Ordinary Shares registered on the principal share register of HHG**

No United Kingdom stamp duty or SDRT will be payable by HHG Shareholders on the issue to them of HHG Ordinary Shares.

A transfer on sale of HHG Ordinary Shares which are registered on the principal share register of HHG will be liable to ad valorem United Kingdom stamp duty, generally at the rate of 0.5% (rounded up to the nearest £5) of the consideration paid. An agreement to transfer HHG Ordinary Shares will normally give rise to a charge to SDRT at the rate of 0.5% of the agreed amount or value of the consideration for the HHG Ordinary Shares. The liability to SDRT will arise on the date the contract is made (or, in the case of a conditional agreement, on the date the condition is satisfied) although the liability will be cancelled, and any SDRT already paid will be repaid, generally with interest, if an instrument of transfer is executed in pursuance of the agreement and duly stamped within six years of the date on which the liability arises.

Under the CREST system for paperless share transfers, no United Kingdom stamp duty or SDRT will arise on a transfer of HHG Ordinary Shares into the system unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise on the value of the consideration. Paperless transfers of HHG Ordinary Shares within CREST will be liable to SDRT (at 0.5%) rather than stamp duty.

United Kingdom stamp duty and/or SDRT at the rate of 1.5% (rounded up to the nearest £5 in the case of stamp duty) can arise on an issue or transfer of HHG Ordinary Shares to persons providing clearance services or issuing depositary receipts, however, see above for arrangements involving the Depositary Nominee.

8.4.6 Inheritance and gift taxes

A gift of your HHG Shares or your AMP Shares by you, or on your death, might (subject to your personal tax status and to certain exemptions and reliefs) give rise to a liability to United Kingdom inheritance tax. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift.

8.5 New Zealand resident AMP Shareholders

8.5.1 Treatment of cancellation of AMP Shares

It is likely that the cancellation of AMP Shares will not give rise to a taxable dividend for AMP Shareholders who are residents of New Zealand for tax purposes. AMP is seeking confirmation from the New Zealand Inland Revenue Department to this effect. It is likely that the Inland Revenue Department will be issuing a public statement on the tax impacts of the Demerger. This will be posted on the AMP website (www.ampgroup.com/demerger) when it is available.

New Zealand does not generally impose tax on capital gains from share transactions but certain transactions are brought within the income tax provisions if you are in the business of dealing in shares or you otherwise acquired your AMP Shares for the purpose of resale. In these circumstances, it is likely that the Cancellation Entitlement (determined by multiplying the number of your cancelled AMP Shares by the volume weighted average price of AMP Shares for the 10 business days prior to the date of the Meetings) will need to be included in your gross income. However, you should be entitled to a deduction from the Cancellation Entitlement for the cost base of your cancelled AMP Shares. If the deduction exceeds the Cancellation Entitlement, then you may be able to use the excess deduction against your other income. You should seek tax advice that is specific to your circumstances.

8.5.2 Cost base of HHG Shares

For AMP Shareholders that will be taxed on the cancellation of the AMP Shares, your Cancellation Entitlement is likely to form the basis for the cost price of the HHG Shares acquired.

8.6 United States resident AMP Shareholders

8.6.1 General

The following discussion contains a description of the material United States federal income tax consequences of the Demerger to United States holders of AMP Shares.

This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to certain United States holders in light of their particular circumstances. United States holders are urged to consult their own tax advisers concerning the specific consequences to them, including tax return reporting requirements, the applicable tax laws and the effect of any proposed changes in the tax laws. In particular, this summary does not address:

- the tax treatment of special classes of United States holders such as financial institutions, life insurance companies, tax-exempt organisations, dealers in securities or foreign currencies, investors in pass-through entities, United States holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions, United States holders that hold shares as part of a straddle or a hedging or conversion mechanics, or United States holders whose functional currency is not the US$;
- the tax treatment of United States holders who own (directly or indirectly by attribution through certain related parties) 10% or more of the voting stock of AMP;
- the application of other United States federal taxes such as the United States federal estate tax; and
- the application of any aspect of state, local or non-United States tax laws.

For the purposes of this part, a "United States holder" is a beneficial owner of AMP Shares who holds such shares as capital assets and who is:

- a citizen or resident of the United States (as defined for United States federal income tax purposes);
- a corporation created or organised in or under the laws of the United States or any political subdivision thereof;
- an estate the income of which is subject to United States federal income taxation regardless of its source; or
- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust.

These comments are based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions in effect, all of which are subject to change, possibly with retroactive effect. In addition, the comments are based on customary assumptions including, but not limited to, assumptions that each company will continue to operate their respective businesses in substantially the same form following the Demerger, that neither company has a plan or intention to dispose of substantial business assets and that, at the time of the Demerger, there is no plan or intention on behalf of the shareholders to sell a substantial portion of their AMP Shares or HHG Shares.

Events subsequent to the date of this document, such as additional tax legislation, court decisions, or administrative changes, could affect the United States federal income tax consequences of the Demerger. The conclusions set out in this part are not binding on the Internal Revenue Service or a court, and no ruling has been or will be requested from the Internal Revenue Service concerning the United States federal income tax consequences. No assurance can be given that the Internal Revenue Service or a court would not successfully assert or reach different positions from those discussed herein.

For United States federal income tax purposes, the Demerger should be treated as a distribution of the HHG Shares by AMP to its shareholders. The United States federal income tax consequences for a United States holder receiving the HHG Shares will depend on whether the distribution is treated as a tax-free or taxable distribution. No ruling from the Internal Revenue Service or a tax adviser's opinion has been requested as to whether the distribution should be treated as a tax-free or taxable distribution.

8.6.2 Tax-free distribution

If the Demerger meets the requirements for a tax-free distribution pursuant to section 355 of the Internal Revenue Code, a United States holder should not recognise income or loss on receipt of solely the HHG Shares in the Demerger.

The aggregate tax basis of the HHG Shares and AMP Shares in the hands of a United States holder after the Demerger should be the same as the holder's basis in the AMP Shares immediately before the Demerger, allocated in proportion to the fair market value of each. In addition, the holder should have a holding period for the HHG Shares received that includes the holder's holding period for the AMP Shares in respect of which the HHG Shares were received, provided that the AMP Shares are held as a capital asset of the holder on the Demerger Date.

The United States holder would be required to attach a detailed statement to the holder's tax return for the year of the Demerger setting forth such data as may be appropriate in order to show the applicability of section 355. This statement should include a description of the HHG Shares received and the names and addresses of AMP and HHG.

The United States holder should realise a capital gain or loss on the subsequent sale or other disposition of HHG Shares equal to the difference between the US$ value of the amount realised and the holder's US$ tax basis in the HHG Shares. Capital gains of a non-corporate United States holder are generally taxed at a maximum rate of 15% where the holder's holding period for the property exceeds one year and the sale or exchange of the shares occurs before 1 January 2008. Capital gains realised by a non-corporate United States holder in 2008 will generally be exempt from tax where the holder's holding period for the property exceeds one year and will be subject to a maximum rate of 20% thereafter. Capital losses can generally only be offset against capital gains, although capital losses of a non-corporate United States holder can also offset other income and gains up to a maximum of US$3,000 a year.

8.6.3 Taxable distribution

If the Demerger does not meet the requirements of section 355 of the Internal Revenue Code, a United States holder will be treated as receiving a taxable distribution in an amount equal to the US$ value of the HHG Shares received as of the Demerger Date. The distribution will be treated as a dividend to the extent of AMP's current and accumulated earnings and profits (as determined under United States federal income tax principles), and any excess will be treated as a non-taxable return of capital to the extent of the holder's basis in each AMP Share and thereafter as a capital gain.

The United States holder will have a tax basis in the HHG Shares equal to the US$ value of those HHG Shares on the Demerger Date and will have a holding period for the HHG Shares that begins on the day after the Demerger Date.

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Section 9

Employee, executive and non-executive Director equity plans

Section 9

9 Employee, executive and non-executive Director equity plans

9.1 Introduction

The Directors believe that equity incentive plans form a valuable part of AMP's total remuneration strategy. These plans are designed to enable AMP to attract and retain employees, executives and non-executive Directors.

The Demerger and the AMP Rights Offer will affect the majority of participants in AMP's existing employee, executive and non-executive Director equity plans ("AMP Plans") in various ways. Section 9.2.1 contains a table summarising the levels of participation in the AMP Plans at 30 June 2003 ("Participation Table") and a brief description of the implications of the Demerger and the AMP Rights Offer for the majority of participants in the AMP Plans. (Section 9.2 does not deal with some arrangements where the number of participants or securities involved will be immaterial by the time of the Scheme Meeting.) After the Demerger, AMP intends to continue to use equity incentive plans (including some of the AMP Plans) as part of its remuneration strategy.

To achieve the outcomes described in section 9.2, the AMP Remuneration Committee intends, where necessary, to exercise various powers and discretions. The AMP Remuneration Committee's objective in doing so is:

- to protect shareholders' interests; and
- to avoid detriment to plan participants and to be fair and reasonable to the extent permissible under the ASX Listing Rules, industrial relations and corporations legislation and the rules of the various equity plans (without incurring unreasonable costs).

HHG has adopted three new equity incentive plans: the HHG Restricted Share Plan ("Restricted Share Plan"), the HHG Long Term Incentive Plan ("LTIP") and the HHG Sharesave Scheme ("Sharesave Scheme"). These plans are described in section 9.3. The new plans have been designed to enhance shareholder value by appropriately relating reward to the performance of the HHG Group.

9.2 AMP Plans

9.2.1 Participation in AMP Plans at 30 June 2003

The treatment of plan participants discussed below refers to the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer. This reduction would be a consequence of:

- the loss by the AMP Group of the portion of the businesses and assets of the HHG Group that are to be provided indirectly to AMP Shareholders in the form of HHG Shares under the Demerger; and
- the issue of new AMP Shares at a discount under the AMP Rights Offer (see section 3.4.2).

If the AMP Rights Offer proceeds, compensation for the AMP Rights Offer would be given in this instance because the AMP Rights Offer would be undertaken only if the Demerger proceeds. To the extent that the treatment of plan participants outlined below relates to the effect of the AMP Rights Offer, this treatment will apply only if the AMP Rights Offer proceeds.

As outlined below, AMP will compensate plan participants in specified ways for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer. In doing this, AMP's intention is to preserve, to the extent reasonably practicable and permissible, the economic position of the participants despite the reduction in value of AMP Shares resulting from the Demerger and the AMP Rights Offer. This treatment is not intended to put the participants in a better position than they would have been in if the Demerger and the AMP Rights Offer did not occur but rather to ensure that they are not unfairly disadvantaged by the Demerger or the AMP Rights Offer.

An overview of the AMP Plans and participation in those plans as at 30 June 2003 is outlined in the table adjacent. The table does not deal with some arrangements where the number of participants or securities involved will be immaterial by the time of the Scheme Meeting.

Participation table

Row ref.	Name of plan	No. of participants	No. of AMP Shares	No. of Options	No. of performance rights	Other
a	Executive Share Ownership Plan (long term incentive program)	11	A:185,000 H:109,076[1]	–	–	–
b	Executive Share Ownership Plan (short term incentive program)	63	A:214,946[2,3] H:136,727[4]	–	–	–
c	Australia and New Zealand Employee Share Acquisition Plan (salary or bonus sacrifice)	1,188	A:960,978[2,5] H:2,349[6]	–	–	–
d	Australia and New Zealand Employee Share Acquisition Plan (bonus shares)	742	A:41,384 H:168	–	–	–
e	Australia and New Zealand Employee Share Ownership Plan	1,844	A:103,208 H:56	–	–	–
f	Non-executive Directors Share Plan	7	A:10,877 H:1,282	–	–	–
g	Executive Option Plan & Employee Option Plan	5,687	–	A:8,870,947[7] H:6,041,855[7,8] X:7,320,436[7]	–	–
h	Stock Appreciation Rights	52	–	–	–	H:370,500[7,9]
i	International Employee Share Ownership Plan	897	–	–	A:1,738,900[10,11] H:1,223,590[12] X:210,762[13]	A:19,242[14] H:197,627[15]
j	All Employee Share Ownership Plan (UK Inland Revenue approved plan)	1,204	H:402,498[16]	–	–	–
k	Henderson Global Investors Deferred Equity Plan	92	H:4,524,547[17]	–	–	–

A Denotes information relating to employees or directors of the AMP Group as at 30 June 2003 who, assuming they continue to be employed or hold office until the Demerger Date (see below), are likely to remain employed or hold office within the AMP Group immediately after the Demerger.

H Denotes information relating to employees or directors of the AMP Group as at 30 June 2003 who, assuming they continue to be employed or hold office until the Demerger Date (see below), are likely to remain employed or hold office within the HHG Group immediately after the Demerger.

X Denotes information relating to persons who had ceased to be employed within the AMP Group before 30 June 2003.

The information marked with A or H is likely to change before the Demerger as a result of the intended redundancies referred to in sections 4.6.3 and 6.7.3, the usual operation of the plans, changes in employment which occur in the ordinary course of business and the information set out in note 11 below. As at the date of this document, it is not possible to state the likely changes to this information.

Notes:

1. As described in section 9.2.3, up to an estimated 104,177 of these AMP Shares will be released from the plan after the Demerger and those not released will be forfeited, assuming the Demerger Date is 23 December 2003.
2. Participants in these plans who remain employed within the AMP Group are entitled to additional AMP Shares at the end of a three year holding period. As described in section 9.2.2, the entitlements of these participants to additional AMP Shares will be increased to compensate them for the reduction in the value of AMP Shares resulting from the Demerger (see the beginning of this section).
3. Based on participation as at 30 June 2003 and assuming for the purposes of illustration only that the ratio based on the prices of AMP Shares and HHG Shares on and after the Ex-Entitlement Date measured as determined by the AMP Remuneration Committee is 7:3 and that the AMP Rights Offer Adjustment Value is approximately 1% of the value of AMP Shares before the AMP Rights Offer Ex-Entitlement Date, the maximum entitlement to additional AMP Shares of these participants will be increased from 214,946 to 310,167. The actual number may be higher or lower depending on the AMP Post-Demerger Value, HHG Post-Demerger Value, AMP Rights Offer Adjustment Value and the number of AMP Shares in the plan.
4. Based on participation as at 30 June 2003 and assuming the Demerger Date is 23 December 2003 and the AMP Rights Offer Adjustment Value is as set out in note 3 above, up to an estimated 34,024 additional AMP Shares would be issued before the Record Date as a result of the Demerger and the AMP Rights Offer in respect of these AMP Shares as described in section 9.2.3. The actual number may be higher or lower depending on the AMP Rights Offer Adjustment Value.
5. Based on participation as at 30 June 2003 and on the assumptions in note 3 above, the maximum entitlement to additional AMP Shares of these participants will be increased from 96,098 to 138,670. The actual number may be higher or lower depending on the AMP Post-Demerger Value, HHG Post-Demerger Value, AMP Rights Offer Adjustment Value and the number of AMP Shares in the plan.
6. Based on participation as at 30 June 2003 and assuming the Demerger Date is 23 December 2003 and the AMP Rights Offer Adjustment Value is as set out in note 3 above, up to an estimated 153 additional AMP Shares would be issued before the Record Date as a result of the Demerger and the AMP Rights Offer in respect of these AMP Shares as described in section 9.2.3.
7. As described in section 9.2.4, the exercise prices of these Options and stock appreciation rights will be reduced to compensate the holders for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of this section). In the case of Options granted under UK Inland Revenue approved sections of these plans, any adjustment to the terms of such Options is subject to the prior approval of the UK Inland Revenue. If the UK Inland Revenue declines to approve the proposed adjustments to Options granted under UK Inland Revenue-approved sections of the AMP Option Plans, AMP will consider alternative methods to ensure that holders of such Options are not unfairly disadvantaged by the Demerger and the AMP Rights Offer.
8. Based on participation as at 30 June 2003 and assuming the Demerger Date is 23 December 2003, an estimated 376,286 of these Options will lapse no later than six months after the Demerger Date.
9. Based on participation as at 30 June 2003 and assuming the Demerger Date is 23 December 2003, an estimated 72,947 of these stock appreciation rights will lapse no later than six months after the Demerger Date.
10. In respect of holders of these performance rights, based on participation as at 30 June 2003 and on the assumptions in note 3 above, up to an estimated 770,335 additional performance rights would be issued to compensate those holders for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of this section), as described in section 9.2.6. The actual number may be higher or lower depending on the AMP Post-Demerger Value, HHG Post-Demerger Value and AMP Rights Offer Adjustment Value.
11. These performance rights do not include performance rights that AMP intends to make available in 2003 as part of AMP's long term incentives for senior employees. Before the Record Date, AMP intends to make available to approximately 70 employees up to approximately 2.2 million additional performance rights. If the Demerger proceeds, AMP intends to make available to those employees a further number of performance rights in 2004, in relation to their long term incentives for 2003, as compensation for the reduction in value of AMP Shares resulting from the Demerger (see the beginning of this section) and to provide an incentive for those employees to achieve a higher trading price for HHG Shares after the Ex-Entitlement Date (see section 9.2.6). The closing price on ASX of AMP Shares on 1 September 2003 was $6.96. Assuming for illustrative purposes only that this price is representative of the sum of the prices of AMP Shares and the prices of HHG Shares on and after the Ex-Entitlement Date, and that the ratio of those prices is as set out in note 3 above, an illustrative price of HHG Shares would be $2.09 after the Ex-Entitlement Date and up to an estimated 1.2 million additional performance rights would be made available to eligible employees in relation to their long term incentives for 2003 if the Demerger proceeds.

   This illustrative price is not a forecast of the price of HHG Shares after the Ex-Entitlement Date. The actual number of performance rights made available to eligible employees after the Demerger, in relation to their long term incentives for 2003, may be higher or lower depending on the prices at which HHG Shares trade on and after the Ex-Entitlement Date.

Further performance rights may be made available to eligible employees to compensate for the reduction in value of AMP Shares resulting from the AMP Rights Offer.

12. Based on participation as at 30 June 2003, up to an estimated 695,781 of these performance rights will lapse on the Demerger Date. In addition, as described in section 9.2.6 and as compensation for the reduction in value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of this section), AMP will either issue up to an estimated 233,820 additional performance rights or prevent the lapse of that number of performance rights, based on participation as at 30 June 2003 and on the assumptions in note 3 above. The actual number may be higher or lower depending on the AMP Post-Demerger Value, HHG Post-Demerger Value and AMP Rights Offer Adjustment Value.
13. In respect of holders of these performance rights, based on holdings as at 30 June 2003 and on the assumptions in note 3 above, up to an estimated 93,368 additional performance rights would be issued as described in section 9.2.6 or the entitlement to AMP Shares under the existing performance rights will be increased by that amount as compensation for the reduction in value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of this section). The actual number may be higher or lower depending on the AMP Post-Demerger Value, HHG Post-Demerger Value and AMP Rights Offer Adjustment Value.
14. Consists of 19,186 share bonus rights and 56 conditional shares. In respect of the holders of these share bonus rights, AMP will increase any cash payments that flow from these bonus rights as compensation for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of this section). In respect of the holders of these conditional shares, the number of AMP Shares that would be issued to these holders at the end of the applicable holding period would be increased to compensate them for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer.
15. Consists of 185,755 share bonus rights and 11,872 conditional shares. As a result of the Demerger, the holders of these share bonus rights will be paid the sum of the Combined Post-Demerger Value and AMP Rights Offer Adjustment Value for each bonus right held. In respect of the holders of these conditional shares, as at 30 June 2003, up to an estimated 11,872 AMP Shares would be issued before the Record Date as a result of the Demerger as described in section 9.2.8. Compensation as determined by the AMP Remuneration Committee will also be given for the reduction in value of AMP Shares resulting from the AMP Rights Offer (see section 9.2.8).
16. Held by the trustee of the All Employee Share Ownership Plan Trust on behalf of participants.
17. Held by the trustee of the Henderson Employee Trust 2000 on behalf of participants. The trustee also holds, on behalf of participants, units in unit trusts, ordinary shares in the capital of investment trust companies, shares in open ended investment companies and shares in the capital of societe d'investissements which, as at 30 June 2003, had a total approximate value of £12.7 million.

The implications of the Demerger and the AMP Rights Offer for the majority of participants in the AMP Plans are described below.

9.2.2 Share based plans for people who remain within the AMP Group

Employees and non-executive Directors who will be employed or hold office within the AMP Group after the Demerger and who have AMP Shares registered in their names under any of the AMP Plans (see rows a to f of the Participation Table) will receive HHG Shares under the Demerger in relation to their relevant holdings of AMP Shares. The HHG Shares they receive will not be subject to restrictions under the relevant plans. This is so whether or not their relevant holdings of AMP Shares are subject to trading restrictions and forfeiture conditions under the rules of the relevant plans. Assuming that the AMP Shares are registered in their names on the AMP Rights Offer Record Date, they will either participate in the AMP Rights Offer or receive the Cash Payment.

The employees' and non-executive Directors' holdings of AMP Shares will continue to be held in the relevant AMP Plan while those shares remain subject to any applicable trading restrictions and forfeiture conditions.

Some employees acquired AMP Shares on the basis that they would receive an entitlement to additional AMP Shares if they remain employed within the AMP Group for a specified period (see rows b and c of the Participation Table). They will be compensated for the reduction in the value of AMP Shares that the Demerger and the AMP Rights Offer cause (see the beginning of section 9.2.1). The amount of the reduction and their compensation will be determined shortly after the Demerger Date. To compensate those employees for the reduction, their entitlement to additional AMP Shares will be increased. The amount of the increase will be calculated by multiplying their entitlement by the Increase Factor. In doing this, AMP

9.2.5 Stock appreciation rights

AMP has granted stock appreciation rights to some employees who will be employed within the HHG Group after the Demerger. In general terms, these rights give each of those employees a right to a cash payment on exercise equal to the difference between the market value of an AMP Share and the exercise price of the stock appreciation right (see row h of the Participation Table). On the Demerger Date, the exercise price of each stock appreciation right in a tranche of stock appreciation rights will be reduced in a similar manner to the treatment of Options (as described in section 9.2.4). The AMP Remuneration Committee intends to exercise its discretion to permit employees within the HHG Group after the Demerger to continue to hold (after the Demerger) all or a pro-rata portion of the stock appreciation rights they held before the Demerger Date. (For most tranches of stock appreciation rights, the effect of this is that all the rights will continue to be held because the Demerger Date will be more than three years from the date of grant.) The proportion they continue to hold will be based on the proportion of the three year period after the date on which the stock appreciation rights were granted that has elapsed before the Demerger Date. They will continue to hold that portion of their rights until the rights are exercised or lapse in accordance with the applicable terms and conditions. Those employees will hold the balance of their rights until up to either one month or six months after the Demerger Date (depending on the rights).

If the Demerger is approved, AMP does not intend to offer further stock appreciation rights.

9.2.6 Performance rights

AMP has granted performance rights to employees (see row i of the Participation Table). Each performance right gives an employee (or former employee) the right to require AMP to provide that person with one AMP Share if AMP achieves a performance hurdle at the end of a three year period. Additional performance rights are to be made available to eligible employees as part of AMP's long term incentives for 2003 (see note 11 to the Participation Table) in general based on a percentage of their base salary divided by the volume weighted average price of AMP Shares on ASX for the five trading days ending on 29 August 2003 ($6.0368). These performance rights will be subject to a TSR based performance hurdle calculated by reference to the average closing prices of AMP Shares on ASX over three month periods ending at the beginning, and end, of the performance period respectively. The following information applies to most people who hold performance rights.

The number of performance rights held by employees who will be employed within the AMP Group immediately after the Demerger (and all former employees) will not be reduced as a result of the Demerger. The performance rights will continue to be held until they are exercised or lapse in accordance with the applicable terms and conditions.

Employees who will be employed within the HHG Group immediately after the Demerger will continue to hold a pro-rata portion of the performance rights they held before the Demerger. The portion will be based on the proportion of the three year performance period that applies to the performance rights that has elapsed before the Demerger Date. The employees will continue to hold that portion of the performance rights until they are exercised or lapse in accordance with the applicable terms and conditions. The balance of the holders' performance rights ("Excess Rights") will, subject to the comments below, lapse on the Demerger Date.

Most tranches of performance rights are subject to performance hurdles. Three quarters of the performance rights (and, for performance rights to be made available as part of AMP's long term incentives for 2003, all of the performance rights) in each relevant tranche are subject to performance hurdles measured by reference to AMP's TSR (see section 10.13.3). The balance of those performance rights is subject to a performance hurdle measured by reference to AMP's compound annual growth in earnings per share over a three year period from December 2001 (see section 10.13.3).

The AMP Remuneration Committee currently believes that it will not be necessary to make any adjustments to the TSR based performance hurdles applicable to performance rights to ensure that holders are not unfairly disadvantaged by the Demerger or the AMP Rights Offer.

The AMP Remuneration Committee intends to adjust the earnings per share based performance hurdle so that it relates to the weighted average of AMP's compound annual growth in earnings per share for the two year period from December 2001 and AMP's growth in earnings per share for 2004 from the 2003 pro-forma earnings per share for AMP on a demerged basis. A further adjustment to this performance hurdle will be made if the previous adjustment to the performance hurdle would have been greater assuming that the AMP Rights Offer had not been undertaken and that the RPS had not been redeemed. The further adjustment would be to disregard the effect of the AMP Rights Offer and redemption of the RPS when calculating AMP's earnings per share for 2003 and 2004.

If the AMP Remuneration Committee subsequently determines that adjustments are required to the TSR based performance hurdles or that further adjustments are required to the earnings per share based performance hurdle to ensure that the Demerger or the AMP Rights Offer would not make an applicable performance hurdle more difficult to meet, the AMP Remuneration Committee may make those adjustments to ensure that the holders of performance rights will not be disadvantaged by the Demerger if it forms the view that doing so is in the best interests of AMP and AMP Shareholders.

AMP will also provide additional performance rights to persons who will hold performance rights after the Demerger (or, in some cases, will increase the entitlement to AMP Shares under the existing performance rights). For performance rights granted before 30 June 2003 (see row i of the Participation Table), AMP will provide the holders of those rights with additional performance rights after the Demerger as compensation for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). In doing this, AMP does not intend to put holders in a better position than they would have been in if the Demerger and the AMP Rights Offer did not occur (see the beginning of section 9.2.1). The number of additional performance rights will be equal to the number of performance rights held at the time multiplied by the Increase Factor. In the case of employees who will be employed within the HHG Group immediately after the Demerger, AMP may decide to provide this compensation by preventing the lapse of all or some of the Excess Rights instead of providing additional performance rights.

For performance rights to be made available to eligible employees as part of AMP's long term incentives for 2003 (see note 11 to the Participation Table), the holders of those rights will receive additional performance rights after the Demerger, determined by reference to the prices at which HHG Shares are bought and sold on ASX on and after the Ex-Entitlement Date, as compensation for the reduction in value of AMP Shares resulting from the Demerger (see the beginning of section 9.2.1) and to provide an incentive for those employees to achieve a higher trading price for HHG Shares on and after the Ex-Entitlement Date.

Whether or not the Demerger is approved, AMP currently intends to continue to grant long term incentive awards in the form of performance rights, although the number of employees offered performance rights will be reduced compared to past grants.

9.2.7 Share bonus rights

AMP has granted share bonus rights to some employees. In general terms, these rights give the holder a contractual right to receive a cash payment based on the market value of AMP Shares on a specified entitlement date or, in some circumstances, when they are no longer employed within the AMP Group (see row i of the Participation Table).

Employees who will be employed within the AMP Group after the Demerger will continue to hold their share bonus rights (subject to the applicable plan rules). However, AMP will increase any cash payments that flow from share bonus rights as compensation for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). In doing this, AMP does

not intend to put holders in a better position than they would have been in if the Demerger and the AMP Rights Offer did not occur (see beginning of section 9.2.1). The amount of the compensation will be determined by the AMP Remuneration Committee shortly after the Demerger Date and will have the effect of multiplying any cash payment by the Adjustment Factor. The increased cash payment will be made after the entitlement date.

Employees who will be employed within the HHG Group after the Demerger will, as soon as practicable after the Demerger, receive in full any entitlements which flow from their share bonus rights together with compensation for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). The amount of the compensation will be determined by the AMP Remuneration Committee shortly after the Demerger Date. For each share bonus right held, these employees will receive a total cash payment equal to the Combined Post-Demerger Value plus the AMP Rights Offer Adjustment Value.

Whether or not the Demerger is approved, AMP currently intends to continue offering share bonus rights.

9.2.8 Conditional shares

AMP has granted conditional shares to some employees (see row i of the Participation Table). These shares give the holder a right to be issued an AMP Share at no cost at the end of a three year holding period.

Employees who will be employed within the AMP Group after the Demerger will continue to hold their conditional shares (subject to the applicable plan rules). However, AMP will compensate those employees for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). In doing this, AMP does not intend to put holders in a better position than they would have been in if the Demerger and the AMP Rights Offer did not occur (see the beginning of section 9.2.1). The amount of the compensation will be determined by the AMP Remuneration Committee shortly after the Demerger Date. To compensate those employees for the reduction, the number of AMP Shares to be issued to them at the end of the three year holding period will be increased. The amount of the increase will be calculated by multiplying the number of conditional shares held by them by the Increase Factor.

Employees who will be employed within the HHG Group after the Demerger will, assuming that the institutional bookbuild occurs before the Record Date, receive, on or before the Record Date, one AMP Share for each conditional share they hold multiplied by the Rights Factor as compensation for the reduction in value of AMP Shares resulting from the AMP Rights Offer.

If the Demerger is approved, AMP does not intend to offer further conditional shares.

9.2.9 Trust plans

Some employees who will be employed within the HHG Group after the Demerger have interests in certain investments (including AMP Shares) held on trust for them under AMP Plans.

If the trustee holds AMP Shares on behalf of an employee and the shares were acquired at no cost to the employee or by the employee using part of the employee's pre tax salary, then the trustee will continue to hold those AMP Shares after the Demerger (see row j of the Participation Table). The trustee will receive HHG Shares on behalf of an employee as part of the Demerger and will hold those shares on trust for the employee. For both AMP Shares and HHG Shares, the trustee will hold the shares on trust until they are released under the plan rules. Subject to UK Inland Revenue approval, it is anticipated that the trustee will release these shares to the relevant employees shortly after the Demerger.

If the employee has chosen to receive bonuses in the form of AMP Shares or interests in investment funds which are held on trust for the employee immediately before the Demerger (see row k of the Participation Table), then those AMP Shares and interests in investment funds will continue to be held on trust after the Demerger on the terms of the relevant plan. However, any HHG Shares that the trustee receives under the Demerger in relation to AMP Shares held on behalf of an employee will be transferred to that employee.

The trustee will receive the Cash Payment in relation to AMP Shares held on the AMP Rights Offer Record Date by the trustee on an employee's behalf. The trustee will pay the Cash Payment received to the employee except to the extent that taxation laws require otherwise.

9.2.10 Takeovers and cessation of employment

Special rules apply under most of the AMP Plans if a takeover bid is made for, or there is a change of control of, AMP or when an employee leaves employment involuntarily or on retirement.

9.3 Proposed HHG employee equity plans

Following the approval of the HHG Directors on 28 August 2003, the HHG Remuneration Committee has adopted three new employee share incentive schemes which allow employees of HHG after the admission of HHG Ordinary Shares to trading on the LSE to have rights to acquire, or interests in, HHG Ordinary Shares: the Restricted Share Plan, the LTIP and the Sharesave Scheme.

Subject to the approval of the directors of Henderson Global Investors Limited, HHG will continue to operate the Henderson Global Investors Deferred Equity Plan ("DEP"). The DEP will be amended to enable that plan to operate after the Demerger exclusively for employees of the HHG Group in relation to HHG Shares for the remainder of that plan's life. The DEP will be amended so that all references to AMP and AMP Shares (and other relevant references) are replaced with references to HHG and HHG Shares.

It is HHG's current intention that the first grant of performance share awards under the LTIP and options under the Sharesave Scheme will be made within six weeks of the announcement of HHG's financial results for the year ending 31 December 2003. In respect of the first grants to be made to Executive HHG Directors, the aggregate market value of HHG Ordinary Shares (averaged over the three month period immediately prior to the date of grant) capable of being acquired under the LTIP awards will be equal to 250% of salary in the case of Mr Yates and 160% of salary in the case of Messrs Hiscock and Laughlin. These awards will be exercisable only if the growth in HHG's total shareholder return over the three year period commencing 1 January 2004, compared to that achieved over the same period by the comparator companies in the FTSE 250 index at the date of grant, is at or above median. All eligible employees including the Executive HHG Directors will be invited to participate in the Sharesave Scheme.

9.3.1 HHG Restricted Share Plan

Selected employees of the HHG Group (including the Executive HHG Directors) may be granted awards entitling them to a fixed number of HHG Shares at the end of a specified period subject to remaining in employment during that time. The HHG Remuneration Committee will have discretion to determine the length of the restricted period, which will normally be three years.

Awards will only be made to Executive HHG Directors under the Restricted Share Plan in exceptional circumstances.

The maximum number or value of HHG Ordinary Shares that may be awarded to a participant in any 12 month period will be limited so that the market value of such HHG Ordinary Shares on the date of grant will not exceed 150% of the participant's basic salary.

The release of restricted share awards will usually not be subject to performance conditions but the HHG Remuneration Committee may grant awards on the basis that they will be forfeited if minimum performance conditions are not achieved.

If a participant leaves employment before the end of the restricted period, the participant's restricted share award will normally be forfeited unless the reason for leaving is death, injury, disability, ill-health, retirement, early retirement with the consent of the HHG Remuneration Committee, or the sale of the business or company in which the participant works or (if the HHG Remuneration Committee so decides) any other reason. In these circumstances, all or a time pro-rated part of a restricted award (as the HHG Remuneration Committee may determine) may be released early.

Restricted share awards may also be released early in the event of a takeover, merger, reconstruction or amalgamation, demerger or voluntary winding up of HHG. In these circumstances, all or a time pro-rated part of a restricted award (as the HHG Remuneration Committee may determine) may be released early.

9.3.2 HHG Long Term Incentive Plan

All employees and full time executive directors of the HHG Group who are not within six months of their normal retirement age will be eligible to be granted performance related share awards entitling them to acquire a number of HHG Ordinary Shares determined by reference to corporate performance over a performance period of three consecutive financial years.

The maximum number of HHG Ordinary Shares that may be awarded to a participant in any 12 month period will be limited so that the market value of such HHG Ordinary Shares will not exceed 300% of the participant's basic salary.

Each share award under the LTIP will be subject to performance conditions which will determine how many (if any) of the HHG Ordinary Shares under the award the participant is entitled to acquire after the end of the performance period. The HHG Remuneration Committee will set objective performance conditions for the purposes of the LTIP. The performance condition which will apply to the first grant will relate to the growth in HHG's total shareholder return ("TSR") over the three year period commencing 1 January 2004 compared to that achieved over the same period by an appropriate group of comparator companies. The comparator group for the first grant of awards will comprise those companies within the FTSE 250 Index at the date of grant. The comparator group will be reviewed for subsequent awards. If HHG's TSR performance is below the 50th percentile, none of the HHG Shares comprised in an award will vest. If HHG's TSR performance is at the 50th percentile, 35% of the HHG Ordinary Shares comprised in an award will vest and if it is at the 75th percentile, 100% of the HHG Ordinary Shares comprised in an award will vest, and vesting between these two points will be calculated on a straight line basis. Awards will not vest unless the HHG Remuneration Committee is satisfied that the TSR performance of HHG reasonably reflects HHG's underlying financial performance.

If a participant leaves employment before the end of the performance period, the participant's share award will normally lapse. However, if the reason for leaving is death, injury, disability, ill-health, retirement, early retirement with the consent of the HHG Remuneration Committee, or the sale of the business or company in which the participant works or (if the HHG Remuneration Committee so decides) any other reason, a participant's award may be exercised early. In these circumstances awards may be exercised for a limited period after the cessation of employment but the number of HHG Ordinary Shares a participant may acquire will be determined according to the extent to which the performance conditions have been achieved up to the date of leaving and will be pro-rated to take account of that proportion of the performance period (measured in complete months) which has elapsed at the date of leaving.

In the event of a takeover, merger, reconstruction or amalgamation, demerger or voluntary winding-up of HHG, awards may be exercised early, but the number of HHG Ordinary Shares a participant may acquire will, unless the HHG Remuneration Committee determines otherwise, be determined according to the extent to which the performance conditions have been achieved up to the date of the relevant event and will be pro-rated to take account of that proportion of the performance period (measured in complete months) which has elapsed at that time. The HHG Remuneration Committee may, at its absolute discretion, having regard to the extent to which the performance conditions have been satisfied up to the relevant event, determine that awards may be exercised in respect of a greater number of shares but not exceeding the total number of shares under the awards.

9.3.3 HHG Henderson Deferred Equity Plan

The DEP will enable selected employees of the HHG Group (excluding Executive HHG Directors) who participate in an annual bonus scheme to be eligible to receive part of their bonus in the form of

HHG Ordinary Shares or an interest in an "Investment Fund" (as defined below) at the end of a specified restricted period subject to remaining in employment during that time.

Participants may elect to receive a proportion of their annual bonus in HHG Ordinary Shares or, at the participant's election, an interest in an Investment Fund, being units in a United Kingdom authorised unit trust, ordinary shares in an investment trust company, shares in the capital of an open ended investment company or shares in the capital of a "societe d'investissement" (in all cases the assets of which are managed by a company in the HHG Group) ("Bonus Shares" and "Bonus Investment Fund Interests" respectively). Following receipt of such elections, a committee of the board of Henderson Global Investors Limited ("HGI Committee") makes appropriate recommendations to the trustee of the Henderson Employee Trust 2000, a discretionary employee benefit trust (the "Trustee"), that such assets be acquired and held in the trust pending release. The HGI Committee may also recommend to the Trustee that additional "Restricted" HHG Shares or "Restricted" HHG Investment Fund Interests are also awarded to the participant with such value as the Trustee may, on the HGI Committee's recommendation, determine.

At the end of the restricted period, the Bonus Shares and Bonus Investment Fund Interests will be released to a participant together with any "Restricted Shares" and "Restricted Investment Fund Interests" respectively.

If a participant ceases to be employed within the HHG Group during the restricted period by reason of death, disability, the sale of the business in which he or she is employed, redundancy, normal retirement or early retirement with consent, the restricted period will automatically terminate and the trustee may determine whether all or any of the Restricted Shares or Restricted Investment Fund Interests (as applicable) should be transferred to the participant or the participant's estate, together with the Bonus Shares or Bonus Investment Fund Interests (as applicable). If a participant leaves employment during the restricted period for any other reason both the Restricted Shares or Restricted Investment Fund Interests and the Bonus Shares or Bonus Investment Fund Interests will, unless the Trustee determines otherwise, be forfeited and must be transferred to a person nominated by HHG for nil consideration.

In the event of a change of control of HHG the restricted period is deemed to have come to an end and the Restricted Shares will be released in full to a participant together with the Bonus Shares.

In the event of a change in the identity of the investment manager of an Investment Fund, a resolution to wind-up the Investment Fund or a change of control of the Investment Fund, a participant will be able to instruct the trustee to sell his Investment Fund Interests and hold the proceeds of sale or to reinvest such proceeds in interests in alternative Investment Funds.

During the specified restricted period, a participant may not sell, transfer or otherwise dispose of the Bonus Shares or Bonus Investment Fund Interests and any attempt to do so will result in the forfeiture of the related Restricted Shares or Restricted Investment Fund Interests (as applicable). A participant has no beneficial interest in any Restricted Shares or Restricted Investment Fund Interests.

9.3.4 HHG Sharesave Scheme

Application will be made to the UK Inland Revenue for approval of the Sharesave Scheme, under which options to acquire HHG Shares using the proceeds of a linked savings account may be granted to all eligible employees in the HHG Group. This will enable options granted under the Sharesave Scheme to potentially benefit from favourable tax treatment. The Sharesave Scheme will operate within UK Inland Revenue limits.

At the time of receiving options, participants must enter into a three, five or seven year savings contract (whichever they select) with a nominated savings institution under which they agree to make monthly contributions, of up to £250 (or any higher amount permitted by legislation and approved by the HHG Board), from their pay. The number of HHG Shares over which a participant may be granted an option will be the number that can be acquired, at the exercise price, with the savings made plus any bonus payable by the savings institution on maturity of the savings contract.

Options may normally only be exercised during the six month period following the maturity date of the related savings contract. This may be after the third, fifth or seventh anniversary of the date of grant depending on which savings contract a participant selected.

In certain circumstances, early exercise of options is permitted in respect of the number of HHG Shares that may be acquired using the proceeds of the partially completed savings contract. Examples are where the participant leaves the HHG Group, in circumstances of death, retirement at age 62 or at contractual retirement age, injury, disability or redundancy (within the meaning of the Employment Rights Act 1996 (UK)), early retirement more than three years after grant or where HHG is taken-over or reorganised. If a participant leaves employment with the HHG Group other than in such special circumstances, the participant's option will lapse.

9.3.5 Provisions applicable to all of the proposed HHG Employee Schemes

Share awards and options may be granted over unissued or existing HHG Shares. No option or award may be granted under the HHG Employee Schemes if it would cause the number of HHG Shares issued or issuable pursuant to options and awards granted in the preceding 10 years under any share scheme established by HHG to exceed 10% of HHG's issued ordinary share capital at the proposed date of grant. In addition, no option or award may be granted under the LTIP, the Restricted Share Plan, the DEP or any other discretionary share scheme adopted by HHG if it would cause the number of HHG Shares issued or issuable pursuant to options and awards granted in the previous 10 years under such schemes to exceed 5% of HHG's issued ordinary share capital at the proposed date of grant. If options or share awards are to be satisfied by a transfer of existing HHG Shares, the percentage limit stated above will not apply. Where existing shares are used the HHG Employee Schemes will be operated in conjunction with an employee benefit trust.

The HHG Remuneration Committee or HHG Board may amend the HHG Schemes. However, the provisions governing eligibility requirements, equity dilution, individual participation limits and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of eligible employees or participants without the prior approval of HHG Shareholders in general meeting.

The HHG Employee Schemes will terminate on the tenth anniversary of their approval by the HHG Board, or such earlier time as the HHG Remuneration Committee or HHG Board determine.

Section 10

Additional information

Part A – additional information concerning the Demerger and AMP

Part B – additional information on HHG

10 Additional information

Part A – additional information concerning the Demerger and AMP

Additional information concerning HHG is set out in Part B of section 10.

10.1 ASX waivers and confirmations

10.1.1 Relief obtained in connection with the Proposal to Demerge

ASX has granted waivers to AMP or in principle approval to HHG to waivers from the following ASX Listing Rules in connection with the Demerger:

(a) ASX Listing Rule 1.1, condition 3 to the extent necessary to enable HHG to issue an information memorandum that complies with Appendix 1A of the ASX Listing Rules, subject to the information memorandum not offering securities to investors with registered addresses in Australia and the information memorandum containing the statement set out in section 10.36;

(b) ASX Listing Rule 7.40 to the extent necessary to allow the Record Date to be four business days after the Effective Date;

(c) ASX Listing Rule 10.1 to the extent necessary to permit HHG to issue HHG Shares in accordance with the information memorandum referred to in section 10.1.1(a), without shareholder approval to substantial holders of AMP Shares of the type described in Listing Rule 10.1;

(d) ASX Listing Rule 10.11 to the extent necessary to relieve HHG from any obligations to seek shareholder approval to the issue of HHG Shares to its related parties (including its directors) in accordance with the information memorandum referred to in section 10.1.1(a);

(e) ASX Listing Rules 6.23.3, 6.23.4 and 7.22 to the extent necessary to allow AMP to reduce the exercise prices of options granted under AMP's Executive Option Plan and Employee Option Plan in the manner outlined in section 9.2.4 in respect of the reduction in the value of AMP Shares resulting from the Demerger on conditions that:

(i) the terms of the proposed reduction of the exercise prices of Options are described in this document;

(ii) AMP Shareholders approve the Demerger;

(iii) this document contains a report from an independent expert on the effect of the proposed reduction of the exercise prices of Options and a statement from the independent expert that the methodology upon which the proposed reduction of the exercise prices of Options is to be calculated is fair and reasonable to AMP Shareholders (see the report of the Independent Expert in section 12); and

(iv) any exercise of the AMP Remuneration Committee's discretion in relation to the proposed reduction of the exercise prices of Options that would materially change the manner for determining the proposed reduction must be approved by ASX;

(f) ASX Listing Rule 6.23.4 to the extent necessary to permit AMP to adjust the earnings per share based performance hurdle applicable to performance rights in the manner outlined in section 9.2.6, without the need to obtain shareholder approval, on the condition that AMP Shareholders approve the Demerger;

(g) ASX Listing Rule 6.23.3 to the extent necessary to permit AMP to amend the terms of the Options to provide that the Options do not lapse as a result of the Demerger;

(h) ASX Listing Rule 10.14 to the extent necessary to permit AMP to grant the performance rights in the CEO Tranche (as defined in section 10.13.3) to Mr Mohl as managing director of AMP and to purchase AMP Shares on market for Mr Mohl on exercise of the performance rights on the condition that a summary of the relevant terms and conditions of the performance rights is contained in this document (see section 10.13.3); and

(i) ASX Listing Rule 10.14 to the extent necessary to permit AMP to grant the performance rights in the Further CEO Tranche and the Further AFS Tranche (as those terms are defined in section 10.13.3) to Mr Mohl and to purchase AMP Shares on market for Mr Mohl on exercise of the performance rights on the conditions that:

(i) a summary of the relevant terms and conditions of the performance rights is contained in this document (see section 10.13.3); and

(ii) AMP Shareholders approve the Demerger.

In addition, ASX has confirmed to AMP and HHG that:

(a) the treatment of options and performance rights as a result of the Capital Adjustment is to be determined under ASX Listing Rule 7.22.6 except to the extent that the waivers referred to in paragraph 10.1.1(e) permit an additional reduction of the exercise prices applicable to Options;

(b) no change will be required by ASX Listing Rule 7.22.6 to the total number of options and performance rights on issue as a result of the Capital Adjustment;

(c) ASX Listing Rule 7.22.6 requires the exercise prices applicable to options granted under AMP's Executive Option Plan and Employee Option Plan to be reduced by the amount calculated by dividing the Aggregate Cancellation Amount by the number of AMP Shares on issue as at the Record Date; and

(d) ASX Listing Rule 10.14 does not apply to the acquisition of the performance rights referred to in paragraphs 10.1(h) and 10.1(i) where AMP Shares received on exercise of the performance rights are to be purchased on market or shareholder approval under Listing Rule 10.14 is to be obtained for their issue.

In addition:

(a) application has been made to ASX for a waiver from ASX Listing Rule 7.1 to the extent necessary to enable the issue of ordinary shares or preference shares in HHG on conversion of the CLNs, without shareholder approval; and

(b) HHG intends to seek a waiver from ASX of ASX Listing Rule 10.14 to the extent necessary to permit HHG to grant to Messrs Yates, Hiscock and Laughlin the LTIP awards referred to in section 9.3, and to purchase HHG Shares on market for those HHG Executive Directors on exercise of those awards.

10.1.2 Relief obtained in connection with the AMP Rights Offer

ASX has granted waivers to AMP from the following ASX Listing Rules in connection with the AMP Rights Offer:

(a) ASX Listing Rules 7.15 and 7.40, to the extent necessary to permit AMP to set the AMP Rights Offer Record Date 29 business days before the date of the Scheme Meeting, or such other date agreed by ASX and notified to AMP in writing; and

(b) ASX Listing Rule 7.40 to the extent necessary to allow AMP to conduct the AMP Rights Offer in accordance with the proposed timetable for the AMP Rights Offer, in particular:

(i) to permit AMP to send the AMP Rights Offer Prospectus and serially numbered entitlement and acceptance forms to persons entitled seven business days after the AMP Rights Offer Record Date;

(ii) to permit new AMP Shares to be issued under the AMP Rights Offer to commence trading on a deferred settlement basis seven days after acceptances close;

(iii) to permit AMP to notify ASX of under subscriptions 10 business days after acceptances close, or such other date agreed by ASX and notified to AMP in writing;

(iv) to permit AMP to allow all acceptances (including those from participating organisations) to close on the same date;

(v) to permit AMP to defer the bookbuild to be conducted in connection with the AMP Rights Offer at any stage prior to its closing for maximum periods of up to 45 days in total; and

(c) ASX Listing Rule 6.23.4 to the extent necessary to permit AMP to adjust the earnings per share based performance hurdle applicable to performance rights in the manner outlined in section 9.2.6, without the need to obtain shareholder approval, on the condition that AMP Shareholders approve the Demerger.

In addition, ASX has confirmed to AMP that:

(a) AMP is permitted to treat shareholdings registered in the name of a nominee as a separate shareholding, in respect of shares held for each of the shareholders;

(b) if AMP Shares trade on ASX with entitlements to HHG Shares under the Demerger during the five trading days ending on the day before the AMP Rights Offer Ex-Entitlement Date and AMP Shares issued under the AMP Rights Offer are not entitled to HHG Shares:

(i) AMP is required to treat the value of these entitlements as a dividend in applying the formula set out in Listing Rule 6.22.2 to determine the amount by which the exercise prices of Options are to be reduced as a result of the AMP Rights Offer (see section 9.2.4);

(ii) for the purpose of this formula, the value of the entitlements is to be calculated by dividing the Aggregate Cancellation Amount by the number of AMP Shares on issue as at the Record Date;

(c) ASX Listing Rule 7.11.1 does not apply to the AMP Rights Offer;

(d) ASX Listing Rule 7.11.3 does not apply to the AMP Rights Offer; and

(e) ASX Listing Rule 7.11.5 does not apply to the AMP Rights Offer.

10.2 ASIC relief

10.2.1 Relief obtained in connection with the Proposal to Demerge

Clause 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations requires this document to disclose particulars of any payment or benefit that is proposed to be made or given to any director, secretary or executive officer of AMP or a related body corporate of AMP as compensation for loss of office, or as consideration for or in connection with his or her retirement from office.

ASIC has allowed AMP to depart from complying with the requirements of clause 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations. The effect of this relief is that:

(a) AMP is not required to disclose particulars of payments or benefits that are proposed to be made or given to a director, secretary or executive officer of AMP or a related body corporate of AMP ("Relevant Person") in relation to their loss of or retirement from office, unless:

(i) the Relevant Person will lose office or retire from office as a consequence of, or in connection with the Scheme; or

(ii) the amount of any payment or benefit which may be made to the Relevant Person upon their loss of office or retirement from office may be materially affected by the Scheme;

(b) this document is not required to state the identity of any Relevant Person who will lose office or retire from office in connection with the Scheme, unless that person is an AMP Director; and

(c) this document is not required to state particulars of any payments or benefits to Relevant Persons other than AMP Directors, that would otherwise be required to be disclosed under paragraph (a) provided:

(i) such payments or benefits are disclosed on an aggregate basis; and

(ii) this document discloses the number of Relevant Persons who will receive a payment or benefit that is required to be disclosed under paragraph (a) and which falls within each successive $10,000 band, commencing at nil, where the number of Relevant Persons is no less than one.

Clause 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations requires this document to set out whether, within the knowledge of the AMP Directors, the financial position of AMP has materially changed since the date of the last balance sheet laid before an AMP annual general meeting or sent to AMP Shareholders in accordance with section 314 or 317 of the Corporations Act.

ASIC has allowed AMP to depart from complying with the requirements of clause 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations on the basis that:

(a) AMP complies with Division 2 of Part 2M.3 of the Act in respect of the period ending 30 June 2003;

(b) this document states that AMP will give a copy of the documents referred to in section 302 of the Corporations Act free of charge to anyone that asks for them before the Demerger is approved by order of the Court (see section 10.22);

(c) any material change in AMP's financial position occurring after the balance date of AMP's financial report for the period ending 30 June 2003 is disclosed in this document; and

(d) this document is substantially in the form given to ASIC on 14 October 2003.

10.2.2 Relief obtained in connection with AMP Capital Investors' investment in AMP

AMP has been granted relief by ASIC allowing certain AMP entities to hold AMP Shares as investments. This is allowed subject to certain conditions, which include:

- AMP Group companies do not exercise votes attaching to those shares;
- the aggregate percentage of AMP Shares in respect of which AMP and its controlled entities have the power to control the voting or disposal of must not exceed 5% of AMP's voting shares; and
- AMP must announce to ASX the aggregated holding of AMP Shares by AMP entities as a percentage of the total number of AMP Shares on issue (held directly or by way of derivatives) every 14 days. Where the aggregate percentage holding changes by 1% or more, AMP must report within one business day of the change.

Subject to the conditions above and general insider trading prohibitions, AMP Capital Investors may actively trade in AMP Shares other than in specified periods corresponding to the 30 days preceding, and the day of, the announcement of AMP's half year or full year results. In accordance with a policy approved by the Board, only passive trading is permitted during these periods.

10.3 SCH Business Rule relief

It is expected that amendments to the SCH Business Rules will come into force in December 2003 or early 2004, which will allow the Depositary Nominee to appoint multiple proxies. This will allow HHG CDI holders to vote personally at meetings as the Depositary Nominee's proxy.

However, to the extent that it is required (for example, if the relevant amendments have not been made by the Demerger Date) ASX has indicated that, following the listing of HHG on ASX, the Board of Directors of ASX Settlement and Transfer Corporation Pty Ltd would be likely to grant relief to HHG on a temporary basis from the application of the part of SCH Business Rule 3A.8.2 to allow the Depositary Nominee to appoint multiple proxies. This relief is likely to be granted on the following conditions:

(a) the Depositary Nominee may appoint two proxies required for the purposes of calculating the number of HHG CDIs to be voted for and against a resolution under SCH Business Rule 3A.8.4 in respect of directions to the Depositary Nominee received from HHG CDI holders not proposing to attend a specified meeting;

(b) HHG or its agent will provide an appropriate form of proxy to HHG CDI holders to enable them to instruct the Depositary Nominee clearly as to whether the HHG CDI holder intends to attend any specified meeting in person and seeks to be appointed by the Depositary Nominee as the Depositary Nominee's proxy at such meeting;

(c) such waiver will continue for so long as the Articles allow the Depositary Nominee to appoint HHG CDI holders as its proxy;

(d) HHG makes arrangements to ensure completed proxy forms are provided to the Depositary Nominee at least five working days prior to cut off time for receipt of proxies by HHG; and

(e) HHG will provide information to HHG CDI holders in connection with seeking CDI proxies.

10.4 Internal restructure

To facilitate the separation of the AMP Group and the HHG Group, a number of internal restructuring transactions have been or will be implemented on or before the Demerger Date.

The key transactions are as follows:

- the AMP Group will assume or repay approximately £1,041 million of corporate external debt (which includes £75 million of costs related to the termination of the cross currency swap associated with the RPS, which will be settled in cash prior to the Demerger) currently owed by AMP's United Kingdom businesses that will become the HHG Group. The actual amount is dependent on fluctuations in the A$/£ exchange rate and interest rates. The debt is currently owed by AMP (UK) Finance Services Plc and the proceeds have been on lent to HHG. The assumption of the external debt will be implemented by the AMP Group acquiring AMP (UK) Finance Services Plc from the HHG Group and by the funds which have been provided to HHG being repaid to AMP (UK) Finance Services Plc prior to the Demerger Date. After the assumption, the HHG Group will have remaining corporate external debt of approximately £59 million, including expected drawdowns of £50 million on the CLNs;
- AMP Financial Services Holdings Limited, an indirect wholly owned subsidiary of AMP, will subscribe approximately £157 million for further capital in HHG to, in part, recapitalise AMP (UK) Services Limited (as described in the 30 June 2003 Investor Report) and further capital of approximately £34 million for the issue of HHG Shares. The actual amount is dependent on fluctuations in the A$/£ exchange rate and interest rates;
- AMP will also make two further capital contributions to HHG (for the issue of HHG Shares) to give effect to the restructuring. However, HHG will make payments back to AMP totalling £116 million, resulting in no change to AMP's overall cash resources position. These payments are:
  - £90 million to HHG to allow the repayment of an intercompany loan from AMP Life Limited to AMP Invest plc; and
  - £26 million to HHG to allow the purchase of the HHG offshore companies currently owned by AMP Capital Investors;
- AMP will retain a shareholding of approximately 15% in HHG to compensate AMP, in part, for the capital it is providing to HHG. Certain restrictions will apply to AMP's ability to sell its shareholding in HHG (see section 10.6.7);
- HHG is expected to acquire a controlling (between 50% and 60%) interest in AMP Invest plc (the parent company of Henderson) through a reorganisation of AMP Invest plc's existing capital and the subscription by HHG of new capital. The balance of the interest in AMP Invest plc will be retained by the shareholders' fund of Pearl Assurance plc. The effect of this transaction will be that:
  - HHG acquires majority ownership and voting control of AMP Invest plc;
  - HHG's share of dividends from AMP Invest plc can be distributed to HHG;
  - it replaces part of the Pearl shareholders' fund's current investment in AMP Invest plc (an illiquid asset) with cash; and
- HHG will acquire AMP (UK) Services Limited from Pearl shareholders' fund for market value.

Additional less significant transfers have occurred and will occur within the AMP Group and HHG Group. Those transfers are internal to the relevant group and do not affect the separation of the AMP Group and the HHG Group.

The combined effect of the internal restructure, other than the acquisition by HHG of a controlling interest in AMP Invest plc (see note 11 of section 13.4), is reflected in the pro-forma statements of financial position set out in sections 5.3.1 and 7.3.1.

10.5 Material changes in AMP Group's financial position

Within the knowledge of the Directors, and other than as disclosed in this document, the financial position of AMP has not materially changed since 30 June 2003 being the date of the balance sheet which was included in the half year accounts of the AMP Group for the six months ended 30 June 2003.

10.6 Material Demerger agreements

10.6.1 Demerger Deed

In anticipation of Demerger, AMP and HHG have entered into a Demerger Deed to facilitate the orderly separation of HHG from AMP. The Demerger Deed records the intended economic and legal effect of the Demerger and matters relating to the transfer of certain assets and shares, the restructure of various companies in both the AMP and HHG Groups, the transactions required to give effect to the Scheme and the Capital Adjustment and transition of the HHG Group as an independent group of companies after the Demerger.

The key terms of the Demerger Deed are:

(a) **Demerger Principle**

The fundamental underlying principle of the Demerger (the "Demerger Principle") is that on Demerger, the HHG Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the HHG Group companies after Demerger as if the HHG Group had always owned and operated them. The AMP Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the AMP Group after Demerger as if they had always owned and operated them.

There are some limited agreed exceptions to the operation of the Demerger Principle as set out below;

(b) **No claims against the other**

HHG and AMP have agreed that once the Demerger is complete, neither group will have rights against, or obligations to the other, except for certain rights and obligations including those in the Demerger Deed, Demerger transaction documents and arms length commercial agreements. The Demerger Deed preserves all rights of AMP and/or HHG to claim against the other if either party has a claim brought against them by a third party. If this occurs AMP, HHG and their respective group companies reserve all rights available to them at law including any right to claim a contribution from or to join to the claim by the third party, a member of the other group;

(c) **Management of information and access to records**

The management of company data and maintenance of statutory records of each group relating to the other will be regulated after the Demerger. Following the Demerger, each of AMP and HHG will hold confidential information relating to the business of the other group. AMP and HHG, and their respective group companies, may not disclose any confidential information held by them which relates to the business of the other group, and, except with respect to shared confidential information relating to both the AMP Group and the HHG Group, may not use any confidential information which relates to the business of the other group in a manner which would cause or would be likely to cause any commercial damage or loss to the other group;

(d) **Other assets**

The Demerger Deed sets out agreed mechanisms for the future transfer between them of, or other access to, any asset, contract, licence or intellectual property rights and any related liability which either of them owns or holds after the Demerger Date but which forms part of, or is required for the conduct of, the other's business, which was incorrectly transferred as part of the internal restructure or the owning or holding of which is inconsistent with the Demerger Principle outlined above;

(e) **Acceptance of business liabilities**

In accordance with the Demerger Principle, AMP and HHG will accept any business liabilities to the extent that they are connected with its businesses that should have been assigned to, or assumed by, it pursuant to the internal restructure up to Demerger, but which were not assigned or assumed;

(f) **Indemnities**

The Demerger Principle is supported by a number of indemnities between AMP and HHG, including:

(i) Demerger Deed: each of AMP and HHG and their respective group companies indemnifies the other and its group companies in relation to any liability or loss which arises from or in connection with a breach by it or one of its group companies of the Demerger Deed or a related Demerger transaction agreement;

(ii) employees: each of AMP and HHG and their respective group companies indemnifies the other and its group companies in respect of employee entitlements of its own employees;

(iii) intellectual property, information technology and shared data: there are mutual indemnities with respect to the use of certain intellectual property, information technology and shared data by the AMP Group and the HHG Group, which operate both before and after the Demerger; and

(iv) directors' claims: there are mutual indemnities given in respect of claims made by directors against members of the AMP Group or the HHG Group if, and only to the extent that, such claims are not covered by insurance (which is discussed in paragraph (g) below).

There is no cap on liability under any indemnity given under the Demerger Deed;

(g) **Insurance**

HHG will be responsible for its own insurance arrangements, including directors' and officers' insurance, following the Demerger. However, directors and officers of HHG and AMP at the Demerger Date will continue to have the benefit of directors' and officers' run-off insurance held by AMP in respect of matters occurring before the Demerger takes effect, for a period of six years from 1 January 2004;

(h) **Guarantees and financial support**

HHG will release all intra-group guarantees and will use best endeavours to procure the release of all third party guarantees and financial support given by the AMP Group in respect of the businesses to be conducted by the HHG Group after the Demerger, except as otherwise agreed. HHG will indemnify AMP against liabilities in relation to such guarantees and financial support until they are released. AMP will have reciprocal obligations.

AMP Group Holdings Limited and AMP Services (UK) Limited are parties to a Deed of Financial Support dated 1 January 2000. It is proposed that the deed will be novated to AMP (UK) PLC to enable AMP Group Holdings Limited to be released from its obligations under the Deed. Subject to obtaining all necessary consents and satisfying all necessary conditions, HHG will agree to terminate, effective as of the Demerger Date, the Keepwell Agreement dated 9 October 1990 (as amended and supplemented on 1 January 1998 and 11 December 2002), pursuant to which certain AMP Group companies undertook to provide HHG with funds to meet net worth and/or liquidity maintenance requirements in prescribed circumstances until 31 December 2015;

(i) **Tax liabilities after Demerger**

Consistent with the Demerger Principle, the HHG Group will be responsible for, and will indemnify AMP in respect of, tax liabilities reasonably attributable to the businesses to be conducted by HHG Group companies after the Demerger as though the relevant HHG Group companies had always owned and operated those businesses. The same principle applies to tax liabilities reasonably attributable to the businesses to be conducted by the AMP Group after the Demerger. Any indemnity payments made pursuant to the Demerger Deed are to be made on an after tax basis;

(j) **Financial and tax assistance**

To the extent permitted by law and subject to any obligations of confidence to a third party, HHG and AMP will assist each other in relation to future and past financial and tax matters, and each will allow the other access to financial and other records in connection with the preparation of tax returns or tax audits by the ATO or the United Kingdom Commissioners of Inland Revenue of either of them;

(k) **Exceptions to the Demerger Principle**

Where possible, AMP and HHG agree to the separation of HHG from AMP in accordance with the Demerger Principle. However, there are some limited exceptions to this approach including:

- HHG employees remaining in AMP share and incentive plans; and
- the non-release of some third party guarantees given by AMP in favour of the third party for HHG liabilities (this is the subject of an indemnity from HHG to AMP);

(l) **Demerger costs overruns**

AMP and HHG agree that any cost overruns or unforeseen costs with respect to Demerger costs (excluding the United Kingdom listing costs and costs of any transitional services to be provided) will be borne by the entity on whose behalf the cost was incurred, unless otherwise agreed.

10.6.2 Transitional Services Agreement

On or before the Demerger Date, AMP and HHG will enter into an agreement under which the AMP Group will supply to the HHG Group certain services, on a transitional basis following the Demerger. Services will be supplied by AMP under the Transitional Services Agreement for a period no longer than 12 months, and with respect to some services, it will be for a shorter period.

The services to be provided by AMP to HHG will include:

- access to certain information technology systems and resources if the separation of the information technology systems is not complete by the Demerger Date;
- certain administrative and corporate affairs support services, including with respect to legal and regulatory, investor relations and corporate affairs functions; and
- information technology systems and software support for certain applications and network links required by HHG after the Demerger Date.

HHG will pay AMP for the services to be provided at cost plus a margin.

10.6.3 Litigation and Insurance Management Deed

On or before the Demerger Date, AMP and HHG will enter into a Litigation and Insurance Management Deed, under which the parties will agree arrangements for the management of certain litigation and insurance claims relating to events, acts or omissions occurring wholly or partly before the Demerger.

The administration of some insurance claims under existing AMP Group insurance arrangements will be managed by AMP on behalf of HHG, in accordance with the Demerger Deed.

There will be joint management arrangements for some litigation where agreed by HHG and AMP.

10.6.4 Agreements with Computershare Investor Services Pty Limited

On or before the Demerger Date, each of AMP and HHG will enter into a service agreement with Computershare Investor Services Pty Limited for the provision of share registry services.

10.6.5 Deed Poll

The Deed Poll sets out covenants given by HHG in favour of AMP Shareholders, including that HHG will issue the HHG Shares and will apply for admission to the official list of ASX, will apply for the quotation of HHG CDIs on ASX and will perform the steps attributed to it under the Scheme.

Unless AMP, in its absolute discretion, decides not to proceed with the listing of HHG on the LSE, HHG is also obliged to apply for admission to the official list of the UK Listing Authority and to apply for the quotation of HHG Ordinary Shares on the LSE.

If the Scheme becomes Effective, then AMP Shareholders will appoint AMP as their agent and attorney to enforce the Deed Poll on their behalf.

10.6.6 AMP Rights Offer Underwriting Agreement

AMP and the AMP Rights Offer Underwriters have entered into the AMP Rights Offer Underwriting Agreement dated 10 October 2003 in respect of the joint management of an institutional bookbuild and the underwriting of subscription and settlement of the AMP Rights Offer.

The AMP Rights Offer Underwriters have agreed under the terms of the AMP Rights Offer Underwriting Agreement to underwrite fully the AMP Rights Offer. UBS Advisory and Capital Markets Australia Limited has agreed to underwrite two thirds of the AMP Rights Offer and Macquarie Equity Capital Markets Limited has agreed to underwrite one third of the AMP Rights Offer.

As at the date of this document, the AMP Rights Offer Underwriting Agreement is conditional on:

(a) the Court approving the Scheme of Arrangement and it becoming Effective; and

(b) receipt by AMP of all necessary approvals and waivers from ASX required to give effect to the AMP Rights Offer.

The AMP Rights Offer Underwriting Agreement contains various representations and warranties and imposes various obligations on AMP, including to ensure that the AMP Rights Offer Prospectus complies with the Corporations Act and any other applicable law.

The AMP Rights Offer Underwriters will receive (in proportions equal to their underwriting commitment, except for the discretionary fee payable in the proportions determined by AMP):

(a) a fee equal to 0.2% of the "Underwritten Amount" (being approximately $1.2 billion) payable on the date of the AMP Rights Offer Underwriting Agreement;

(b) the following fees, payable on the date new AMP Shares are allotted under the AMP Rights Offer:

- a fee equal to 0.2% of the "Underwritten Amount" (as adjusted if the offer size is reduced by AMP as contemplated in the AMP Rights Offer Prospectus, prior to the Meetings) which is accrued from the date of the Meetings. In the event that AMP cancels the AMP Rights Offer or AMP is deemed to have cancelled the AMP Rights Offer following the date of the Meetings, this fee is payable on the date of such cancellation;
- a fee equal to 0.4% of the amount raised under the bookbuild to institutions (that is, the number of new AMP Shares offered and taken up under the bookbuild multiplied by the bookbuild price); and
- a discretionary fee equal to 0.2% of the "Underwritten Amount"; and

(c) in the event the bookbuild is deferred or deemed cancelled (as described in the AMP Rights Offer Prospectus) an additional fee of 0.05% of the "Underwritten Amount" for each week the bookbuild is deferred beyond 17 December 2003, payable on the earlier of the date new AMP Shares are allotted under the AMP Rights Offer and the date of the cancellation of the bookbuild.

AMP indemnifies the AMP Rights Offer Underwriters and their related bodies corporate (as defined in the Corporations Act), and their directors, employees and agents, against all damage, loss, cost, expense or liability directly or indirectly suffered by or claims against any of them, arising out of the AMP Rights Offer, non-compliance by AMP with any statutory requirement and failure by AMP to fulfil its obligations under the AMP Rights Offer Underwriting Agreement. This indemnity is subject to exclusions for liability arising from, amongst other things, fraud, negligence, wilful misconduct and material breach of the AMP Rights Offer Underwriting Agreement.

Until the date of the Meetings (and in respect of events asterisked up until the date new AMP Shares are allotted under the AMP Rights Offer), the AMP Rights Offer Underwriters may terminate their obligations under the AMP Rights Offer Underwriting Agreement upon the occurrence of any of the following events:

(a) AMP withdrawing the AMP Rights Offer Prospectus*;

(b) ASIC issuing an order under section 739(1) of the Corporations Act or an interim order under section 739(3) of the Corporations Act or ASIC applying for an order under sections 1324B or 1325 of the Corporations Act in relation to the AMP Rights Offer Prospectus, or AMP, and the application or order not being dismissed or withdrawn within three business days*;

(c) ASX refusing to approve the official quotation of new AMP Shares to be issued pursuant to the AMP Rights Offer, trading in AMP Shares on ASX being suspended for more than five business days, or AMP Shares ceasing to be quoted on ASX*;

(d) there is an omission from the AMP Rights Offer Prospectus of information required by the Corporations Act to be included, or a statement in the AMP Rights Offer Prospectus is or has become misleading or deceptive;

(e) any person (other than the AMP Rights Offer Underwriters) withdraws their consent to being named in the AMP Rights Offer Prospectus under section 733 of the Corporations Act;

(f) a supplementary prospectus or a replacement prospectus being required to be lodged under section 719 of the Corporations Act in circumstances where the matter is materially adverse from the point of view of an investor*;

(g) AMP failing to perform or observe any of its obligations under the AMP Rights Offer Underwriting Agreement;

(h) a representation or warranty made or given under the AMP Rights Offer Underwriting Agreement proving to be untrue or incorrect;

(i) one of the following events occurring:

  (i) a Director is charged with an indictable offence relating to any financial or corporate matter in respect of AMP;

  (ii) any regulatory body commences any public action against a Director in his or her capacity as director of AMP or announces that it intends to take any such action;

  (iii) a Director is disqualified from managing a corporation under section 206B, 206C, 206D, 206E, 206F or 206G of the Corporations Act; or

  (iv) the Chairman or the Chief Executive Officer of AMP vacates his or her office (other than because of an event described in subparagraph (i) or (ii) above);

(j) AMP, or any of its Directors or officers (as that term is defined in the Corporations Act), engaging in any fraudulent conduct or activity whether or not in connection with the AMP Rights Offer*; and

(k) AMP fails to issue a certificate (under which inter alia it warrants that it has not breached the terms of the AMP Rights Offer Underwriting Agreement), or a statement in any such certificate, is untrue or incorrect.*

A number of the above events entitle an AMP Rights Offer Underwriter to terminate its obligations under the AMP Rights Offer Underwriting Agreement only if, in the reasonable opinion of the AMP Rights Offer Underwriters, the event:

- has had, or is likely to have, a material adverse effect on the success or settlement of the AMP Rights Offer;
- has given or is likely to give rise to a contravention by the AMP Rights Offer Underwriters of, or the AMP Rights Offer Underwriters being involved in, a contravention of the Corporations Act or any other applicable law;
- has given or is likely to give rise to a material liability for the AMP Rights Offer Underwriters; or

- will result in the new AMP Shares to be issued pursuant to the AMP Rights Offer not being quoted on ASX.

These events are: (b) (for an interim order made under section 739 of the Corporations Act which does not arise or subsist after the date of the Meetings), (c), (d), (e), (f) (for a supplementary prospectus issued before the date of the Meetings) and (g), (h), (i), (j) and (k) in the above list.

If one AMP Rights Offer Underwriter terminates its obligations under the AMP Rights Offer Underwriting Agreement, the remaining AMP Rights Offer Underwriter may elect to take up the rights and obligations of the AMP Rights Offer Underwriter under the AMP Rights Offer Underwriting Agreement and if the other AMP Rights Offer Underwriter does not elect to do so, AMP can terminate the AMP Rights Offer Underwriting Agreement.

10.6.7 Restrictions on AMP's shareholding in HHG

Under the terms of the HHG Sponsors' Agreement and the Demerger Deed, certain restrictions will be placed upon AMP's ability to sell its shareholding in HHG. It is envisaged that these restrictions will provide that AMP may sell up to 50% of its shareholding in HHG after the announcement of HHG's financial results for the half year ending 30 June 2004, but only if HHG completes the equity raising of at least £100 million referred to in section 3.4.3 or by mutual agreement between AMP, HHG, UBS and Cazenove. In any event, AMP may sell any of its HHG Shares after the announcement of HHG's financial results for the year ending 31 December 2004. The restrictions will contain standstill provisions (subject to anti-dilution rights), which will prevent AMP from increasing its shareholding in HHG above the level held immediately following the Demerger, other than through the acquisition and conversion of the CLNs. These restrictions will not apply to a general offer for all of the issued share capital of HHG to which the UK City Code on Takeovers and Mergers applies, provided that such offer has been declared unconditional in all respects or has been recommended for acceptance by the HHG Board. In addition, the restrictions will not apply to the delivery by AMP of an irrevocable undertaking to accept such a general offer. The selling restrictions may only be waived with the mutual agreement of AMP, HHG, UBS and Cazenove.

If UBS AG subscribes for CLNs (see section 3.4.3), AMP has agreed to also be further restricted from selling any of its shareholding in HHG until the announcement of HHG's financial results for the year ending 31 December 2004, without the prior consent of HHG and UBS AG, unless UBS AG has disposed of all of its CLNs or its HHG Shares arising from conversion of its CLNs. Notwithstanding this restriction, AMP may accept a general takeover offer, and provide an irrevocable undertaking to accept such a general offer, as described above.

In the event that AMP subscribes or purchases CLNs, as described in section 10.32.10, these restrictions cease to have effect.

10.7 APRA approval of the Demerger

On 10 October 2003, APRA gave AMP an in-principle approval for the Demerger. APRA has advised AMP that:

- APRA's consent to the Demerger is based on the appropriate approvals being obtained from the FSA (see section 10.37.3) and the removal of any guarantees that are currently being provided by AMP to any of its United Kingdom entities;
- all letters of credit, charges, encumbrances, guarantees, warrantees, investments, loans, financial accommodation or support, or any other commitments given by AMP's Australian entities to or for the benefit of AMP's United Kindom entities which are not described in this document must be removed upon the Demerger;
- AMP must actively manage its level of gearing and reduce it to a level which is acceptable to APRA over a time period which is reasonably acceptable to APRA;

- if the CLNs are terminated by UBS AG and the standby is called on AMP, it is possible that (subject to AMP's overall financial resources at the time, the outcome of asset sales being conducted by AMP and the state of domestic and international financial markets) APRA could require AMP to undertake an equity capital raising to finance this commitment;
- APRA will consent to the redemption of the RPS provided that sufficient cash proceeds are raised from the AMP Rights Offer and in the absense of a material change in circumstances. Up until the time that AMP redeems the RPS, APRA reserves the right to instruct AMP to convert the RPS into equity;
- APRA has consented to the capital structure proposed by AMP in respect of AMP following the Demerger. This consent will be reviewed by APRA if there are changes to AMP's potential gearing levels and/or obligations during implementation of the Demerger. All transactions between the entities in Australia and the United Kingdom will also need to be approved by APRA during the Demerger implementation period; and
- AMP's future dividends will continue to need APRA approval until consolidated retained earnings become positive (see section 2.3.4).

As part of APRA's review of the Demerger, AMP provided APRA with an enforceable undertaking that AMP's Australian entities will not assume any debt from, or transfer any capital to, AMP's non-Australian entities without APRA's prior approval. Notwithstanding this undertaking, APRA's approval described above allows for the debt assumption, transfer of capital and other commitments for the Demerger as described in this document and in the Demerger Deed.

AMP has agreed to provide APRA with any material new information that comes to light prior to the Demerger, which will be taken into account by APRA before it makes a final decision on the Demerger.

10.8 Superannuation and workers' compensation arrangements

The Demerger will have little or no effect on the operation of or level of employer commitment to the AMP Group superannuation funds. HHG is not a participating entity in any of the AMP Group's superannuation funds.

Workers' compensation arrangements and commitments will be unaffected by the Demerger. The new entities will continue to meet the various legislative requirements for workers' compensation in the regions in which they operate.

10.9 Third party consents and disclaimers

10.9.1 Third party consents to be named

The following parties consent to being named in this document on the terms set out in section 10.9.3:

- UBS Advisory and Capital Markets Australia Limited as financial adviser to the Demerger;
- Caliburn Partnership as financial adviser to the Demerger;
- Mallesons Stephen Jaques as legal adviser to the Demerger as to Australian law;
- Minter Ellison as legal adviser to the Demerger as to Australian law;
- Freshfields Bruckhaus Deringer as legal adviser to the Demerger as to English law;
- Lovells as legal adviser to the Demerger as to English law; and
- Computershare Investor Services Pty Limited as the share registrar of AMP and HHG.

10.9.2 Third party consents to be named and to the inclusion of information

The following parties consent, on the terms set out in section 10.9.3, to the inclusion of the following information in this document in the form and context in which it appears and to all references in this document to the information in the form and context in which they appear:

- N M Rothschild & Sons (Australia) Limited to be named as the Independent Expert and to the inclusion of the Independent Expert's report in section 12 and other statements based on statements made by N M Rothschild & Sons (Australia) Limited in that report;
- Ernst & Young to be named as the Independent Accountant in relation to, and to the inclusion of the Independent Accountant's report on, historical financial information in section 13 and other statements based on statements or figures included in that report;
- Ernst & Young Transaction Advisory Services Limited to be named as the Independent Accountant in relation to, and to the inclusion of the Independent Accountant's report on, forecast financial information in section 13 and other statements based on statements or figures in that report; and
- Tillinghast-Towers Perrin to be named as the Consulting Actuary in relation to, and to the inclusion of, the Consulting Actuary's report in section 14 and other statements based on statements or figures in that report.

10.9.3 Third party disclaimers of responsibility

Each person named in section 10.9:

- does not make, or purport to make, any statement in this document or any statement on which a statement in this document is based, other than, in the case of a person referred to in section 10.9.2, a statement or report included in this document with the consent of that party; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this document, other than a reference to its name and, in the case of a person referred to in section 10.9.2, any statement or report which has been included in this document with the consent of that party.

10.10 Directors' remuneration

10.10.1 Fees cap

AMP's constitution provides that the Directors as a whole (other than executive Directors) may be paid or provided remuneration for their services, the total amount or value of which must not exceed the aggregate maximum sum from time to time determined by the company in general meeting. The remuneration may be divided among the Directors in such proportions as the Directors decide. The maximum aggregate sum currently approved by AMP Shareholders is $2,500,000 per annum.

10.10.2 Loans and guarantees

No member of the AMP Group has provided any outstanding loan or guarantee to or for the benefit of any non-executive director of AMP.

10.10.3 Non-executive Directors' fees

Fees paid to the non-executive Directors (see section 4.6.1) are based on advice from AMP's remuneration specialists and external remuneration consultants appointed by the AMP Remuneration Committee. This advice takes into consideration the responsibilities and workload requirements of Board members, the level of fees paid to board members of other Australian corporations, the size, geographic locations and complexity of AMP's operations, and AMP's long term performance relative to other large corporations.

In March 2003, the Board completed a review of the remuneration framework for non-executive Directors. AMP Board fees were increased to $120,000 per annum for non-executive Directors and $420,000 for the Chairman. AMP Board fees are paid one third in AMP Shares, which must be held until retirement, and two thirds as cash. At the same time, the Directors agreed to cease the provision of cash based retirement benefits other than statutory superannuation. Richard Grellman and Lord Killearn agreed to waive their rights to future accruals under Retirement Allowance Agreements entered into at the time of their appointment but will retain their accrued retirement benefits for service on the Board prior to 25 March 2003 of $240,340 and

$411,940 respectively. The other non-executive Directors are not entitled to retirement benefits other than statutory superannuation.

Due to the reduction in size and scope of AMP's operations following the Demerger, there will be a scaling back of AMP Board fees. AMP Board fees will be reduced by 10% to $108,000 per annum for non-executive Directors and by 23% to $324,000 per annum for the Chairman. 26% of fees will continue to be paid in AMP Shares.

Additional fees are paid to non-executive Directors for chairing a Board Committee and for serving on the board of a subsidiary company in the AMP Group. Non-executive Directors are also paid a monthly allowance in respect of incidental expenses related to the business of AMP.

Non-executive Directors serving on a Due Diligence Committee in respect to the Demerger are paid additional fees at a daily rate of $2,500 or $1,500 as Chairman or a Committee member respectively.

10.11 Executive remuneration of CEO and senior management team

AMP aims to provide a level of remuneration that will provide an incentive to achieve greater returns for AMP Shareholders and attract and retain its key executives. It is market practice that this is achieved through a combination of base salary and short term and long term incentives.

If the Demerger proceeds, the maximum potential total remuneration packages of AMP's senior management team will be reduced by approximately 19%, including a 10% reduction in base salary, to take account of the reduction in size and scope of AMP's operations following the Demerger.

If the Demerger proceeds, Mr Mohl's current contract which commenced on 7 October 2002 will be amended to include a five year fixed term, from the commencement of his role as CEO through to October 2007.

Mr Mohl's total remuneration will be reduced from the Effective Date of the Demerger to reflect the smaller organisation and will continue to be tied to performance targets. His maximum potential total remuneration in the first year after Demerger will reduce by 28% from $8.41 million to $6.09 million. This comparison excludes the potential one-off restructure payment of $2.25 million referred to below.

Under the revised contract (also refer table below), Mr Mohl's maximum potential total remuneration includes:

- base salary – reduced by 10% from $1.5 million to $1.35 million;
- short term incentives – zero to 200% of new base salary. For 2002 and 2003, up to 30% of Mr Mohl's short term incentive payments has been or will be used to purchase AMP Shares on market with the prospect of Mr Mohl receiving a further payment equal to the value of those shares after three years. For future years, awards of short term incentives will be paid wholly in cash, with no opportunity for further "matching shares" payment in relation to those awards;
- long term incentives – 150% of new base salary. Long term incentives will be provided in the form of performance rights (see section 10.13.3);
- Mr Mohl has not received any long term incentives to reflect his service during both 2002 and 2003. Instead of providing these long term incentives, the AMP Board intends to make available to Mr Mohl performance rights in AMP. Before the Record Date, the Board intends to make available to Mr Mohl 400,000 performance rights in AMP (see section 10.13.3). If the Demerger proceeds, AMP will issue further performance rights to Mr Mohl (see section 9.2, notes 4 and 5 of section 10.13.2 (b) and 10.13.3). 100% of these performance rights will vest if the total shareholder return ("TSR") for AMP Shares over the three year performance period is in the top quartile relative to the largest 50 industrial companies in the S&P/ASX 100; 50% will vest if TSR is at the median level, and nil below that level. A proportionate number will vest if AMP's TSR is below the top quartile and above the median. Different provisions will apply to the vesting of performance rights if there is a takeover or change in control of AMP or if Mr Mohl ceases to be employed by AMP in particular circumstances (see section 10.13.3); and

- superannuation – Mr Mohl receives superannuation contributions currently equal to $11,002 per annum (subject to indexation) which is 9% of the Superannuation Guarantee Maximum Contribution Base.

The following table provides a comparison between the current and revised contracts of Mr Mohl.

	Current contract	Revised contract	% change on maximum
Base pay	$1,500,000	$1,350,000	- 10%
Superannuation	$11,002	$11,002	0%
Short term incentive range	$0 – $3,900,000	$0 – $2,700,000	- 31%
Long term incentive range	$0 – $3,000,000	$0 – $2,025,000	- 33%
Potential total remuneration range	$1,511,002 – $8,411,002	$1,361,002 – $6,086,002	- 28%

In addition, Mr Mohl is potentially eligible for a restructure payment of $2.25 million under the Restructure and Employee Retention Arrangements – see section 10.16.

Under the terms of Mr Mohl's revised contract, if the contract is terminated by AMP other than for gross misconduct, the provisions have been reduced so that after the third year the termination payment would be 1.5 times base salary and after the fourth year it would be one times base salary. This would also be the termination payment if the contract was not renewed at the end of the five year term.

Fees in respect of Mr Mohl's service as a Non-Executive HHG Director after the Demerger will be payable to AMP.

10.12 Indemnification and insurance and access for Directors

Under AMP's constitution, AMP has, to the extent permitted by law, agreed to indemnify all officers (including the Directors) of AMP for any liability, whether civil or criminal, (including the costs and expenses of defending actions for an actual or alleged liability) which they may incur in that capacity.

The AMP Group has paid or agreed to pay premiums in respect of contracts insuring all of the officers (including all Directors) of the AMP Group against certain liabilities as permitted by the Corporations Act. The insurance policies prohibit disclosure of the nature of the liability, the amount of the premium and the limit of the liability.

In addition, AMP and each of the Directors are parties to Deeds of Indemnity and Access, as approved by the Board. Those Deeds of Indemnity and Access provide that:

- the Directors will have access to the board papers of AMP for their period of office and for seven years after they cease to hold office;
- AMP indemnifies the Directors to the extent permitted by law;
- the indemnity covers liabilities incurred by the Directors in their capacity as officers of other AMP Group companies; and
- AMP will maintain Directors' and Officers' insurance cover for the Directors to the extent permitted by the law for the period of their office and for seven years after they cease to hold office.

10.13 Interests in AMP securities

10.13.1 Non-executive Directors' interests

As at 30 September 2003, the non-executive Directors held the following beneficial interests in AMP Shares, options over AMP Shares, and debentures and registered schemes made available by AMP or its related entities:

Non-executive Director	AMP Shares	Income Securities	Reset Preferred Securities
P J Willcox	44,049	2,500	1,000
R J Grellman	10,646	–	–
R P Handley	4,725	–	6,410
M Hellicar	14,183	–	–
Lord Killearn	16,986	–	–
N L Scheinkestel	5,500	–	–

As a portion of the monthly fees paid to non-executive Directors is paid in AMP Shares, each Director's interest in AMP Shares changes each month.

No non-executive Directors hold options over AMP securities. No non-executive Directors hold any HHG Shares or any other marketable securities of HHG as at the date of this document.

Mr Mason (who will be appointed to the AMP Board with effect from 20 October 2003) held 21,575 AMP Shares as at 30 September 2003.

10.13.2 Executive Directors' interests

(a) Executive Directors' interests in AMP Shares as at 30 September 2003.

Executive Director	AMP Shares held outside of employee equity plans	AMP Shares provided as a short term incentive[2]	AMP Shares provided as a long term incentive[6]	AMP Shares held under other employee equity plans	Total[8]
A M Mohl	186,666[1]	21,973[3]	50,000	–	258,639
R P Yates	50,000	49,686[4,5]	50,000	851[7]	150,537

Notes:

1. Includes 15,545 AMP Shares held in the name of Mohl Investments Pty Limited as trustee for the Mohl Super Fund and 14,841 AMP Shares held in the name of Mohl Investments Pty Limited as trustee for the Mohl Family Trust.
2. Short term incentive shares ("STI Shares") have been provided to eligible executives following salary or bonus sacrifice through the AMP Executive Share Ownership Plan and are subject to a three year trading restriction. At the end of the three year holding period, executives who hold their STI Shares and remain employed within the AMP Group are entitled to receive one AMP Share ("Matching Share") for each STI Share at no cost to the executives.
3. In accordance with the principles set out in section 9.2.2, most executives (including Mr Mohl) who hold STI Shares and will remain employed within the AMP Group after the Demerger will be entitled to an increase in the number of Matching Shares as compensation for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). Assuming for the purposes of illustration only that the ratio based on the prices of AMP Shares and HHG Shares on and after the Ex-Entitlement Date measured as determined by the AMP Remuneration Committee is 7:3 and that the AMP Rights Offer Adjustment Value is approximately 1% of the value of AMP Shares before the AMP Rights Offer Ex-Entitlement Date, the maximum entitlement to additional AMP Shares of Mr Mohl will be increased from 21,973 to 31,707. The actual number may be higher or lower depending on the AMP Post-Demerger Value, the HHG Post-Demerger Value and the AMP Rights Offer Adjustment Value.
4. Mr Yates' STI Shares were acquired on 28 March 2003 subject to a trading restriction for three years. Despite the Demerger, these STI Shares will not be released from the plan until 28 March 2006.
5. Most executives who hold STI Shares and will be employed within the HHG Group after the Demerger will receive a portion of the Matching Shares that they would have received if they remained employed within the AMP Group at the end of the three year holding period increased to compensate for the reduction in value of AMP Shares resulting from the AMP Rights Offer (see section 9.2.3). An equivalent cash benefit will be paid to Mr Yates to avoid any possibility that the treatment could be claimed to be a prohibited benefit provided to Mr Yates in connection with his retirement as a board or managerial officer of the AMP Group. Assuming the Demerger Date is 23 December 2003 and the AMP Rights Offer Adjustment Value is as set out in note 3 above, an amount equal to 12,363 multiplied by the sum of the Combined Post-Demerger Value and the AMP Rights Offer Adjustment Value will be paid to Mr Yates as a result of the Demerger instead of a portion of the Matching Shares he may have received if he remained employed within the AMP Group. Using the closing price of AMP Shares on 1 September 2003, which was $6.96, for illustrative purposes only, the value of this benefit is $86,046. This illustrative price is not a forecast of the sum of the Combined Post-Demerger Value and the AMP

Rights Offer Adjustment Value. The actual benefit may be higher or lower depending on the Combined Post-Demerger Value and the AMP Rights Offer Adjustment Value.

6. Long term incentive AMP Shares ("LTI Shares") are provided to eligible executives through the AMP Executive Share Ownership Plan subject to a vesting condition requiring the executives who hold LTI Shares to remain employed within the AMP Group for a three year period. The LTI Shares held by Mr Mohl and Mr Yates were issued on 23 September 2000 and have therefore satisfied the vesting condition. This means that the LTI Shares held by Mr Mohl and Mr Yates are eligible to be released from the plan.
7. These shares are held on trust for Mr Yates under AMP's All Employee Share Ownership Plan: 717 of those shares were acquired by Mr Yates using part of his pre tax salary and 134 of these shares were provided at no cost to Mr Yates. Subject to Inland Revenue approval, it is anticipated that the trustee will release 717 of those shares to Mr Yates shortly after the Demerger in accordance with the plan rules (see section 9.2.9).
8. Mr Mohl and Mr Yates will receive HHG Shares under the Demerger, and be entitled to participate in the AMP Rights Offer, in respect of the total number of AMP Shares held by each of them in the same manner as all other AMP Shareholders. Under the Demerger, Mr Mohl will receive 258,639 HHG Shares and Mr Yates will receive 150,537 HHG Shares. Neither of them hold any HHG Shares or any other marketable securities of HHG as at the date of this document.

(b) Executive Directors' interests in Options, performance rights and Reset Preferred Securities as at 30 September 2003

Executive Director	Options held at 30 September 2003		Options that will be held immediately after the Demerger[1]	Performance rights held 30 September 2003[3]	Reset Preferred Securities held 30 September 2003
A M Mohl	No. of Options	Exercise price	No. of Options	92,278[4,5]	414[7]
	60,000	$16.13	60,000		
	40,000	$16.10	40,000		
	250,000	$16.41	250,000		
R P Yates	No. of Options	Exercise price	No. of Options[2]	105,060[6]	–
	200,000	$15.47	200,000		
	250,000	$16.41	250,000		
	100,000	$20.46	100,000		

Notes:

1. In accordance with the principles set out in section 9.2.4, the exercise price of each tranche of Options held by most executives (including Mr Mohl) will first be reduced to compensate for the effect of the AMP Rights Offer as permitted by the ASX Listing Rules and the resulting exercise price will then be further reduced so that the theoretical value of each tranche of Options will be preserved despite the reduction in the value of AMP Shares resulting from the Demerger (see the beginning of section 9.2.1 and section 9.2.4). However, Mr Yates has agreed that the only changes that will occur to Options held by him are that the exercise prices will be reduced by the AMP Rights Offer Adjustment Value (which cannot be determined until after the institutional bookbuild to determine the Bookbuild Price for the AMP Rights Offer) and then a further amount (being the amount calculated by dividing the Aggregate Cancellation Amount by the number of AMP Shares on issue as at the Record Date), as required by the ASX Listing Rules and the rules of the AMP Executive Option Plan.
2. In accordance with the principles set out in section 9.2.4, most executives who will be employed within the HHG Group after the Demerger will continue to hold some or all of their Options until the Options are exercised or lapse in accordance with the applicable terms and conditions. However, Mr Yates has agreed with AMP to forgo this treatment. Assuming the Demerger Date is 23 December 2003, 200,000 of the Options held by Mr Yates will lapse (unless exercised) on 22 January 2004 and the remainder will lapse (unless exercised) on 23 June 2004.
3. Each performance right gives its holder the right to require AMP to provide him or her with one AMP Share subject to the achievement of a performance hurdle at the end of a three year period.
4. In accordance with the principles set out in section 9.2.6, most executives who will remain employed within the AMP Group will be provided with further performance rights after the Demerger so that they will not be disadvantaged by the reduction in value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). In addition, applicable performance hurdles will be adjusted so that the holders of performance rights will not be disadvantaged by the Demerger. Assuming for the purposes of illustration only that the ratio based on the prices of AMP Shares and HHG Shares on and after the Ex-Entitlement Date as determined by the AMP Remuneration Committee is 7:3 and that the AMP Rights Offer Adjustment Value is approximately 1% of the value of the AMP Shares before the Rights Offer Ex-Entitlement Date, an estimated 40,879 additional performance rights would be issued to Mr Mohl to

compensate him for the reduction in the value of AMP Shares resulting from the Demerger and the AMP Rights Offer (see the beginning of section 9.2.1). The actual number may be higher or lower depending on the AMP Post-Demerger Value, the HHG Post-Demerger Value and the AMP Rights Offer Adjustment Value. One quarter of the performance rights held by Mr Mohl on 30 September 2003 are subject to a performance hurdle requiring AMP's compound annual growth in earnings per share over a three year period from December 2001 to exceed 7% (see section 10.13.3). As a result of the Demerger, this performance hurdle will be adjusted as set out in section 9.2.6.

5. These performance rights do not include performance rights that AMP intends to make available to Mr Mohl in 2003 (see section 10.11). Before the Record Date, AMP intends to make available to Mr Mohl 400,000 additional performance rights. If the Demerger proceeds, AMP intends to grant a further number of performance rights to Mr Mohl in 2004 as compensation for the reduction in value of AMP Shares resulting from the Demerger (see the beginning of section 9.2.1) and to provide an incentive for Mr Mohl to achieve a higher trading price for HHG Shares on and after the Ex-Entitlement Date. The number of further performance rights to be granted to Mr Mohl, in relation to these 400,000 performance rights, will be calculated by reference to market prices of HHG Shares (as determined by the AMP Remuneration Committee) on and after the Ex-Entitlement Date. The closing price of each AMP Share on 1 September 2003 was $6.96. Assuming for illustrative purposes only that this price is representative of the sum of the prices of AMP Shares and the prices of HHG Shares on and after the Ex-Entitlement Date and that the ratio of those prices is as set out in note 4 above, an illustrative price of HHG Shares would be $2.09 after the Ex-Entitlement Date and up to an estimated 211,507 additional performance rights would be made available to Mr Mohl in relation to these 400,000 performance rights if the Demerger proceeds. This illustrative price is not a forecast of the price of HHG Shares on and after the Ex-Entitlement Date.
   In addition, assuming that the value of the entitlement under the AMP Rights Offer is as set out in note 4 above, an estimated further 11,084 performance rights would be made available to Mr Mohl in relation to the 400,000 performance rights if the AMP Rights Offer proceeds as compensation for the reduction in value of AMP Shares resulting from the AMP Rights Offer. The actual number of performance rights made available to Mr Mohl after the Demerger, in relation to these 400,000 performance rights, may be higher or lower depending on the prices at which HHG Shares trade on and after the Ex-Entitlement Date and the AMP Rights Offer Adjustment Value.
6. In accordance with the principles set out in section 9.2.6, most executives who will be employed within the HHG Group after the Demerger will continue to hold some or all of their performance rights until the performance rights are exercised or lapse in accordance with the applicable terms and conditions and they may receive further performance rights. However, Mr Yates has agreed with AMP to forgo this treatment. All performance rights held by Mr Yates will lapse on the Demerger Date.
7. Held in the name of Mohl Investments Pty Limited as trustee for the Mohl Family Trust.

10.13.3 Summary of the terms and conditions of Mr Mohl's performance rights

This section contains a summary of the relevant terms and conditions that apply to certain tranches of performance rights that are held by, or that AMP proposes to make available to, Mr Mohl. This summary is being provided to AMP Shareholders for their information only and to comply with the terms of the ASX waivers described in sections 10.1.1(h) and 10.1.1(i). AMP Shareholders are not being asked to vote on, or approve, the grant of these performance rights to Mr Mohl as part of the Proposal to Demerge.

A performance right is a right to be provided with an AMP Share, subject to the terms and conditions on which the performance right was granted (including AMP achieving any applicable performance hurdles). Performance rights are granted to participants at no cost to the participants under the AMP International Employee Share Ownership Plan ("LTI Plan"). Mr Mohl may exercise a performance right to acquire an AMP Share only if the performance hurdle applicable to that performance right has been achieved (or, in certain limited circumstances, waived). Further information about performance rights held, or to be made available to, Mr Mohl, is contained in section 10.13.2(b).

Mr Mohl has previously been granted a tranche of 92,278 performance rights as the long term incentive ("LTI") component of his remuneration in respect of his role in 2002 as Managing Director of AMP Financial Services ("AFS Tranche"). As set out in note 4 to section 10.13.2(b), if the Demerger proceeds AMP also intends to make available to Mr Mohl a further number of performance rights in 2004 in relation to the AFS Tranche ("Further AFS Tranche") as a consequence of the reduction in value of AMP Shares resulting from the Demerger (see the beginning of section 9.2.1).

As set out in section 10.11, AMP intends to make available to Mr Mohl an additional 400,000 performance rights ("CEO Tranche"). As set out in note 5 to section 10.13.2(b), if the Demerger proceeds AMP also intends to make available to Mr Mohl a further number of performance rights in 2004 in

relation to the CEO Tranche ("Further CEO Tranche") as a consequence of the reduction in value of AMP Shares resulting from the Demerger (see the beginning of section 9.2.1) and to provide an incentive for Mr Mohl to achieve a higher trading price for HHG Shares on and after the Ex-Entitlement Date.

The CEO Tranche will be made available to Mr Mohl instead of 400,000 performance rights that AMP previously proposed to grant as the long term incentive components of Mr Mohl's remuneration as the Managing Director and Chief Executive Officer of AMP from 7 October 2002 until 31 December 2003 ("Superseded LTI Grant"). Shareholder approval for the Superseded LTI Grant was sought in the Notice of Meeting for the 2003 Annual General Meeting of AMP, but AMP withdrew the proposed resolutions relating to the Superseded LTI Grant so that AMP could review remuneration arrangements in light of the Proposal to Demerge which was announced before the 2003 Annual General Meeting.

The terms and conditions applicable to the CEO Tranche and other performance rights referred to in this section 10.13.3 are different to those that would have been applicable to the Superseded LTI Grant. Under the new terms and conditions, the performance hurdle and performance period applicable to the performance rights will not be affected by Mr Mohl's employment ending (except where the performance rights lapse in particular circumstances – see section 10.13.3(e) below). Additionally, any AMP Shares to be provided to Mr Mohl on exercise of the performance rights must be acquired on-market on ASX. This last difference has enabled AMP to obtain a waiver from ASX Listing Rule 10.14 in relation to grant of the performance rights.

Because of the different terms and conditions and the ASX waivers from Listing Rule 10.14 set out in sections 10.1.1(h) and 10.1.1(i), AMP does not require shareholder approval to grant the performance rights to Mr Mohl.

(a) Performance periods

The performance hurdle for performance rights is measured over a three year performance period. The performance period for the AFS Tranche and Further AFS Tranche is 31 August 2002 to 30 August 2005. The performance period for the CEO Tranche and the Further CEO Tranche is 30 August 2003 to 29 August 2006.

(b) Exercise of performance rights

A performance right will be exercisable at the end of the performance period if the AMP Remuneration Committee has determined that any performance hurdle applicable to the performance right has been achieved. If the performance hurdles that apply to a tranche of performance rights are not achieved (or, in certain limited circumstances, waived) at the end of the applicable performance period, then those performance rights will generally lapse. (Other circumstances in which performance rights may become exercisable or lapse are summarised below.)

If the AMP Remuneration Committee determines that the performance hurdles have been achieved in respect of some or all of the performance rights in a tranche, Mr Mohl will generally have two years from the end of the relevant performance period to exercise those performance rights ("Exercise Period"). Mr Mohl will be required to pay an amount of $1.00 when he exercises all or part of a tranche of performance rights.

(c) Performance hurdles for the AFS Tranche and the Further AFS Tranche

For the AFS Tranche, there are three different performance hurdles which will also apply to the Further AFS Tranche. The following table summarises the operation of each of those performance hurdles and shows the percentage of the performance rights in each tranche to which that performance hurdle will apply.

% of tranche	Performance hurdle
	In this table, "Total Shareholder Return" or "TSR" broadly means the change in share price plus dividends paid over the applicable performance period, expressed as a percentage.
25%	If AMP's TSR when compared to the TSR of a comparison group made up of S&P/ASX 100 top 50 companies (industrials) as at the start of the applicable performance period: ■ is below the 50th percentile of the comparison group, then none of these performance rights will vest; ■ is at the 50th percentile of the comparison group, then only half of these performance rights will vest; ■ is between the 50th and 75th percentile of the comparison group, 50% plus 2% for each percentile (rounded to the nearest whole percentile) by which AMP's TSR ranking exceeds the 50th percentile will vest; and ■ is at or above the 75th percentile of the comparison group, then all of these performance rights will vest.
% of tranche	Performance hurdle
50%	If AMP's TSR when compared to the TSR of a selected group of international companies in life insurance and wealth management: ■ is below the 50th percentile of the comparison group, then none of these performance rights will vest; ■ is at the 50th percentile of the comparison group, then only half of these performance rights will vest; ■ is between the 50th and 75th percentile of the comparison group, 50% plus 2% for each percentile (rounded to the nearest whole percentile) by which AMP's TSR ranking exceeds the 50th percentile will vest; and ■ is at or above the 75th percentile of the comparison group, then all of these performance rights will vest.
25%	For the performance hurdle for this 25% of the performance rights, the "growth in earnings per share" will be assessed by reference to a comparison between: ■ earnings per share figures for the last financial year completed before the start of the relevant performance period; and ■ earnings per share figures for the last financial year completed before the end of the performance period. If the growth in AMP's earnings per share over the performance period averages: ■ less than 7% a year compounded annually, then none of these performance rights will vest; ■ 7% a year compounded annually, then only half of these performance rights will vest; ■ between 7% and 12% a year compounded annually, then 50% plus 1% for each 0.1% (rounded to the nearest 0.1%) of performance rights will vest; and ■ 12% or more a year compounded annually, then all of these performance rights will vest. If the Demerger proceeds, the performance hurdle for this 25% of the performance rights in the AFS Tranche and Further AFS Tranche will be adjusted as set out in section 9.2.6.

(d) Performance hurdles for the CEO Tranche and the Further CEO Tranche

For the CEO Tranche and the Further CEO Tranche, there will be one performance hurdle which is summarised in the table below.

% of tranche	Performance hurdle
	In this table, "Total Shareholder Return" or "TSR" broadly means the change in share price plus dividends paid over the applicable performance period, expressed as a percentage.
100%	If AMP's TSR when compared to the TSR of a comparison group made up of S&P/ASX 100 top 50 companies (industrials) as at the start of the applicable performance period: ■ is below the 50th percentile of the comparison group, then none of these performance rights will vest; ■ is at the 50th percentile of the comparison group, then only half of these performance rights will vest; ■ is between the 50th and 75th percentile of the comparison group, 50% plus 2% for each percentile (rounded to the nearest whole percentile) by which AMP's TSR ranking exceeds the 50th percentile will vest; and ■ is at or above the 75th percentile of the comparison group, then all of these performance rights will vest.

(e) Effect of Mr Mohl's employment within the AMP Group ending

If Mr Mohl is no longer employed within the AMP Group while holding performance rights, the treatment of those performance rights will principally depend on the reason why his employment ended and whether applicable performance hurdles have been achieved. Subject to all applicable laws, the treatment of performance rights held by Mr Mohl if his employment within the AMP Group ends is summarised in the table below.

Reason for Mr Mohl's employment within AMP Group ending	Effect on performance rights that have met the performance hurdle	Effect on performance rights that have not met the performance hurdle
If Mr Mohl ceases to be an employee of an entity within the AMP Group **other than** in circumstances described below.	Performance rights in the AFS Tranche will remain exercisable until 30 days after the day on which Mr Mohl ceases to be an employee within the AMP Group. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will remain exercisable at any time until the end of the Exercise Period.	Lapse immediately.
Termination by agreement	Performance rights in the AFS Tranche will remain exercisable at any time until 30 days after the date of termination (subject to the AMP Remuneration Committee's discretion on a case by case basis). Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will remain exercisable at any time until the end of the Exercise Period.	Performance rights in the AFS Tranche will lapse immediately unless termination occurs within 30 days before the end of the applicable performance period in which case they lapse 30 days from the date the AMP Remuneration Committee has determined whether or not the performance hurdle has been achieved or otherwise that the performance rights are exercisable, subject to the AMP Remuneration Committee's discretion on a case by case basis. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will continue to be held subject to the same performance hurdle and performance period as if Mr Mohl had continued to be employed within the AMP Group.

Reason for Mr Mohl's employment within AMP Group ending	Effect on performance rights that have met the performance hurdle	Effect on performance rights that have not met the performance hurdle
Notice of resignation	Remain exercisable at any time until 30 days after the date on which Mr Mohl ceases to be an employee within the AMP Group.	Performance rights in the AFS Tranche will lapse immediately unless termination occurs within 30 days before the end of the applicable performance period in which case they lapse 30 days from the date the AMP Remuneration Committee has determined whether or not the performance hurdle has been achieved or otherwise that those performance rights are exercisable, subject to the AMP Remuneration Committee's discretion on a case by case basis. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will lapse immediately.
Notice of termination by AMP	Performance rights in the AFS Tranche will remain exercisable at any time until the end of the Exercise Period and performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will remain exercisable at any time until 30 days after the day on which Mr Mohl ceases to be an employee within the AMP Group.	Performance rights in the AFS Tranche will be subject to the AMP Remuneration Committee's discretion on a case by case basis. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will continue to be held subject to the same performance hurdle and performance period as if Mr Mohl had continued to be employed within the AMP Group.
Retrenchment / redundancy / retirement	Remain exercisable at any time until the end of the Exercise Period.	Performance rights in the AFS Tranche will be subject to the AMP Remuneration Committee's discretion on a case by case basis. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will continue to be held subject to the same performance hurdle and performance period as if Mr Mohl had continued to be employed with the AMP Group.
Material change in status or authority	Remain exercisable at any time until 30 days after the date on which Mr Mohl ceases to be an employee within the AMP Group.	Performance rights in the AFS Tranche will be treated in the same manner as notice of resignation (as described above). Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will continue to be held subject to the same performance hurdle and performance period as if Mr Mohl had continued to be employed within the AMP Group.
Total and permanent disablement	Performance rights in the AFS Tranche will remain exercisable at any time until the end of the Exercise Period and performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will remain exercisable at any time until 30 days after the day on which Mr Mohl ceases to be an employee within the AMP Group.	Performance rights in the AFS Tranche will be exercisable at any time until 12 months after the date on which Mr Mohl ceases to be an employee within the AMP Group. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will continue to be held subject to the same performance hurdle and performance period as if Mr Mohl had continued to be employed within the AMP Group.
Death	Performance rights in the AFS Tranche will remain exercisable at any time until the end of the Exercise Period by estate or personal representative and performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will remain exercisable until 30 days after death by estate or personal representative, subject to the AMP Remuneration Committee's discretion on a case by case basis.	Performance rights in the AFS Tranche will be exercisable at any time until 12 months after the date on which Mr Mohl ceases to be an employee within the AMP Group. Performance rights in the CEO Tranche, Further CEO Tranche and Further AFS Tranche will continue to be held subject to the same performance hurdle and performance period as if Mr Mohl had continued to be employed within the AMP Group.
Termination for serious misconduct or a similar event	Lapse immediately.	Lapse immediately.

(f) **Takeover or other change in control of AMP**

Regardless of whether the performance hurdles are met, Mr Mohl may exercise some or all of his performance rights (that have not lapsed) if a takeover bid for AMP Shares or a scheme of arrangement (or an acquisition of AMP Shares approved at a general meeting) results in:

- a change in legal or beneficial interests in greater than 50% of AMP Shares; or
- any person having "voting power" (as defined in the Corporations Act) in AMP of greater than 50%.

Subject to the Listing Rules, if AMP ceases to be listed on ASX, Mr Mohl will immediately be entitled to exercise all or any of his performance rights.

(g) **Reconstructions and bonus issues**

The number of AMP Shares that Mr Mohl will be entitled to if he exercises his performance rights will be adjusted to reflect any bonus issues or capital reconstructions (e.g. share splits or consolidations) that AMP undertakes between the grant of a performance right and the exercise of the performance right. The adjustment will be in accordance with ASX requirements.

(h) **Ranking of AMP Shares**

Any AMP Shares provided to Mr Mohl on the exercise of any performance rights in the AFS Tranche, Further AFS Tranche, CEO Tranche or Further CEO Tranche will be acquired on ASX and registered in Mr Mohl's name and will therefore rank equally in all respects with all other AMP Shares.

(i) **Restrictions on transfer and dealing**

Performance rights are non-transferable and generally may not be dealt with in any way during the performance period.

(j) **Amendment, termination or suspension of the LTI Plan**

Subject to the Listing Rules, the rules of the LTI Plan and the terms and conditions of performance rights may be amended or supplemented at any time. AMP may also terminate or suspend the operation of the LTI Plan at any time. In the event of a termination or suspension of the LTI Plan, the rules of the LTI Plan will continue to operate in respect of any performance rights granted under the LTI Plan prior to that termination or suspension. In passing a resolution to terminate or suspend the operation of the LTI Plan or to supplement or amend the rules of the LTI Plan, the AMP Board must consider and endeavour to ensure that the existing rights of participants are not adversely affected.

(k) **Legal and beneficial interest of participants in AMP Shares**

Until performance rights are exercised, holders of performance rights have no legal or beneficial interest in any AMP Shares.

10.14 Agreements or arrangements with the Directors of AMP

Other than as set out in sections 10.10, 10.11, 10.13, 10.15, 10.16 and 10.29, there are no agreements or arrangements made between a Director and any other person in connection with, or conditional on, the outcome of the Scheme.

10.15 Payments or other benefits to Directors, secretaries or executive officers of AMP

It is intended that the following payments or benefits will be made to persons who are currently Directors, secretaries or executive officers of AMP, or corporations related to AMP, as compensation for loss of office or as consideration for, or in connection with, retirement from office as a result of the Demerger:

Amount of payment or benefit	Number of persons
$560,000 – $570,000	1
$740,000 – $750,000	1
$1,730,000 – $1,740,000	1

In addition, refer to the payment to be made to Mr Yates described in note 5 to section 10.13.2(a) and section 10.29, to the extent that those payments can be considered payments to him as compensation for loss of office or as consideration for, or in connection with, retirement from office as a result of the Demerger.

Some payments are determinable by reference to the price of AMP Shares after the date of this document. The information above has been prepared using the closing price of AMP Shares on 1 September 2003 which was $6.96. This ultimate price is not a forecast of pre-Demerger value of an AMP Share.

10.16 Restructure and Employee Retention Arrangements

The Restructure and Employee Retention Arrangements cover key employees who are either critical to the Proposal to Demerge, or are considered critical to business-as-usual activities for those parts of AMP's businesses which are significantly impacted by the Demerger, covering the period from the Demerger announcement on 1 May 2003 and ending on the last payment date under the arrangements, which is expected to be June 2004. Under the arrangements, these employees will receive payments conditional on compliance with AMP's requirements relating to matters including achievement of performance targets and confidentiality.

A sub-committee of the AMP Remuneration Committee has the discretion to determine the details of the payments and when these payments will be made. If that discretion is not exercised and the Proposal to Demerge is approved, it is intended that these payments will be spread over a six month period commencing on completion of the Demerger. Employees who resign will forfeit any unpaid amounts.

The maximum cost of the arrangements will be approximately $38.4 million (before tax) and they apply to 161 employees (refer also to sections 4.6.3 and 6.7.6).

10.17 Directors' intentions in relation to the business, assets and employees of the AMP Group

Other than as set out in this document the Directors intend that after the Demerger:

- the businesses within the AMP Group will be conducted as set out in sections 4 and 5 and that the businesses within the HHG Group will be conducted as set out in sections 6 and 7; and
- the employment of the present employees of the AMP Group will continue, except those employees of the AMP Group who have or will cease employment with the AMP Group and commence employment with the HHG Group or cease employment with AMP through redundancy or sale of business.

However, following the Demerger Date, the business of the HHG Group will be the responsibility of its new board and beyond the control of the AMP Board.

10.18 Independent Expert

N M Rothschild & Sons (Australia) Limited has prepared the Independent Expert's report set out in section 12, advising as to whether, in its opinion, the Demerger is in the best interests of AMP Shareholders as a whole and as to whether the Demerger will materially prejudice AMP's creditors. N M Rothschild & Sons (Australia) Limited will be paid a total fee of $2.0 million plus out-of-pocket expenses for the preparation of its report.

10.19 Supplementary disclosure

AMP will issue a supplementary document to this document if, between the date of lodgement of this document for registration by ASIC and the date on which HHG is admitted to the ASX Official List, AMP becomes aware:

- that any statement in this document is or becomes materially misleading (including by way of omission);
- of a significant change affecting a matter included in this document; or
- that a significant new matter has arisen and it would have been required to be included in this document if it had arisen before the date of lodgement of this document for registration by ASIC.

Any material changes to this document following despatch to AMP Shareholders will be notified by way of prominent newspaper advertisements in major metropolitan newspapers and announcements to ASX and on the AMP website. In certain circumstances material changes to this document may be posted to AMP Shareholders.

10.20 Other material information

Except as set out in this document, there is no other information within the knowledge of any Director material to the making of a decision in relation to the Scheme which has not previously been disclosed to AMP Shareholders.

Each AMP Director intends to cast all the votes they hold or control in favour of the Demerger Resolution, the Capital Adjustment Resolution and the RPS Preference Share Cancellation Resolution.

10.21 Other relevant regulation

10.21.1 Financial Services Reform Act 2001 (Cth)

The Financial Services Reform Act 2001 (Cth) ("FSRA") inserted a new chapter seven into the Corporations Act with effect from 11 March 2002. Under the FSRA, anyone who carries on a business of dealing in a "financial product" or otherwise provides a "financial service" must obtain an Australian financial services licence, be an authorised representative of a licensee or be exempted from these requirements. All planners in respect of AMP's dealer groups will be authorised representatives of those dealer groups, which each hold an Australian financial services licence. The terms and conditions for authorisation remain substantially the same as the current authorisations.

The term "financial product" includes most insurance contracts, interests in superannuation funds and most life policies and also covers most interests in managed investment schemes.

Under the associated transitional provisions, financial services providers as at 11 March 2002 have up to two years to obtain an Australian financial services licence in relation to their existing activities as at that date. New activities which are commenced on or after 11 March 2002 require a financial services licence. AFS has been granted licences by ASIC to cover all relevant operations of its business in Australia (effective from 1 January 2004).

Licensed financial service providers have obligations to all clients and special obligations to "retail" clients.

10.21.2 Restrictions on foreign ownership

The Foreign Acquisitions and Takeovers Act 1975 (Cth) ("FATA") may affect the rights of persons resident in foreign jurisdictions to hold or vote AMP Shares. Acquisitions of shares in Australian companies by foreign persons are subject to review and approval by the Treasurer of the Commonwealth of Australia under the FATA. Approval is required for an acquisition by a foreign person or associated foreign persons which would result in a holding of 15% of the issued shares of, or control of 15% or more of the voting power in, an Australian company. The FATA also applies to any acquisition by non-associated foreign persons which would result in a holding by those persons of 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

10.21.3 Financial Sector (Shareholdings) Act 1998 (Cth)

The Financial Sector (Shareholdings) Act 1998 (Cth) generally restricts ownership and acquisitions in a financial sector company (such as a general or life insurance company and any 100% holding company of a general life insurer) by a person and its associates, to 15% of shares or voting power unless prior approval of the Treasurer of the Commonwealth of Australia is obtained. The Treasurer may give approval to hold a stake of more than 15%, or an increased stake where approval to hold more than 15% is already held, if the Treasurer is satisfied that it is in the national interest to do so.

10.22 Half yearly accounts and documents available for inspection

AMP will give a copy of the following documents, free of charge, on request before the Scheme is approved by order of the Court (expected to occur on 15 December 2003):

- AMP's financial report for the half year ending 30 June 2003;
- the auditor's review report on AMP's financial report for the half year ending 30 June 2003; and
- AMP's directors' report for the half year ending 30 June 2003.

Copies of these documents can be obtained by calling the Information Line (for details see page 1).

A copy of:

- the HHG Articles; and
- the Deed Poll;

will be available for inspection without charge between 9.00am and 5.00pm at AMP's registered office (Level 24, 33 Alfred Street, Sydney, NSW, Australia) from the date of this document until the Demerger Date.

Part B – additional information on HHG

10.23 General corporate information on HHG

10.23.1 Incorporation of HHG

HHG was incorporated and registered in England and Wales under the Companies Act (UK) as a public limited company under the name Frontdeal Public Limited Company on 10 November 1986 with registered number 02072534. Pursuant to a special resolution, Frontdeal Public Limited Company changed its name to AMP (UK) Public Limited Company on 27 May 1987. Pursuant to a special resolution, the name AMP (UK) Public Limited Company was changed to HHG PLC on 10 October 2003. HHG is the holding company of the HHG Group. The principal legislation under which HHG operates is the Companies Act (UK) and the regulations under the Companies Act (UK).

The head and registered office of HHG is at 4 Broadgate, London EC2M 2DA.

10.23.2 General information on United Kingdom companies

If the Demerger proceeds, AMP Shareholders (except Ineligible Overseas Shareholders and HHG CDI holders) will become shareholders of HHG, which is a company incorporated in England and Wales, and will have the rights and privileges of shareholders set out in the Companies Act (UK) and HHG's memorandum and articles of association. HHG is proposed to be listed on the LSE (see section 1.1.2).

Some aspects of the UK Listing Rules, Companies Act (UK) and Takeover Code (UK) requirements are summarised below.

(a) The Companies Act (UK)

The Companies Act (UK) imposes a variety of general obligations on a company:

- changes to the directors, secretary or registered office of the company must be notified to the Registrar of Companies within 14 days of the change;
- copies of all special, extraordinary or elective resolutions must be filed with the Registrar of Companies within 15 days of being passed;
- most charges granted by the company must be notified to the Registrar of Companies within 21 days from the date of creation of the charge. The prescribed particulars and the original instrument creating the charge must be filed;

- a company must keep statutory books, which comprise:
  - a register of members;
  - a register of directors;
  - a register of secretaries;
  - a register of directors' interests;
  - a register of charges;
  - minutes of all board, committee and company meetings together with any written resolutions; and
- in addition, the directors themselves are under a statutory duty to notify the company of any interests they have in shares or debentures of the company.

(b) **UK Listing Rules**

- A listed company must notify a Regulatory Information Service ("RIS") without delay of any major new developments in its sphere of activity and of any changes in its financial condition, business performance or its expectations about peformance which are not public knowledge and which may be price sensitive information.
- Save for certain very limited exceptions, price sensitive information may not be disclosed to anyone before notification to an RIS.
- A listed company must notify an RIS of events relating to its share capital, including the following:
  - alterations to capital structure;
  - any changes in rights attaching to any class of listed security;
  - basis of allotment of securities offered to the public for cash and of open offers to the company's shareholders;
  - the effect of any issue of further securities on the exercise of rights under options, warrants and convertible securities; and
  - results of any new issue of listed securities or a public offer of existing securities.
- A listed company must notify an RIS of certain major interests in the equity share capital of the company (namely, those of 3% or more).
- A listed company must ensure equality of treatment for all shareholders of listed securities in the same position.
- A listed company may not issue further equity securities for cash without shareholder approval and without first offering them to the existing equity shareholders and other entitled holders of equity securities in the company. This requirement may be disapplied by a special resolution of the listed company.
- A listed company need not comply with the above provision with respect to securities representing fractional entitlements, or securities which the directors of the company consider necessary or expedient to exclude from the offer either because of legal problems under the laws of any territory, or the requirements of a regulatory body.
- A listed company is obliged to provide shareholders with all necessary facilities and information to enable them to exercise their rights in relation to, for example, shareholders' meetings, voting, the allocation and payment of dividends and interest, and the issue of new securities of the company.
- A listed company does not normally require the prior approval of the UK Listing Authority to adopt or publish:
  - the memoranda and articles of association;
  - trust deeds;
  - employees' share schemes, long term incentive schemes and discounted option arrangements;

- temporary and definitive documents of title;
- proxy forms; and
- circulars to shareholders relating to the items listed above.

- The prior consent of UK Listing Authority is required to be obtained where the company seeks to publish listing particulars or prospectuses as well as certain circulars to shareholders.
- There are specific requirements for the content of circulars sent to shareholders and for the listing particulars and prospectuses issued by a listed company.
- A listed company must notify an RIS when changes are made to the board.
- The company must notify an RIS of any interest the directors and certain persons connected with them may have in securities that are or are intended to be listed which have been disclosed to the company in accordance with the disclosure requirements on directors under the Companies Act (UK). There are certain restrictions on the freedom of directors to deal in the listed company's securities.
- The preparation of the accounts of a listed company must be carried out in accordance with a number of requirements, which include the need for independent auditors and compliance with UKGAAP, USGAAP or IAS. In addition, certain specific financial information must be included in the annual report and accounts, unless UK Listing Authority agrees otherwise.
- A listed company must prepare a half yearly report containing various financial and other significant information.
- In certain transactions by a listed company (such as acquisitions and disposals), depending on the size and nature of the transaction, it may be necessary to issue an explanatory circular to shareholders and, in the case of larger transactions, also to obtain their consent in general meeting.
- A listed company and its subsidiaries are subject to certain exceptions, prohibited from entering into transactions (other than of a revenue nature) with directors of, and substantial shareholders in, the company (and their associates) without first informing the shareholders by way of a circular and obtaining their prior approval.
- A listed company is under a number of obligations if it wishes to purchase its own listed securities. If the company seeks to purchase more than 15% of the equity share capital, it must, pursuant to a general authority granted by shareholders, make either a tender or partial offer to all shareholders.

Section 10

(c) **Takeover protections – the Takeover Code (UK)**

After the Demerger, acquisitions of HHG Shares will be regulated by, among other regulations, the Takeover Code (UK).

The Takeover Code (UK) regulates takeover and merger transactions, however effected, pursuant to which control of public companies (and, in some cases, private companies) resident in the United Kingdom, the Channel Islands or the Isle of Man is to be obtained or consolidated. Control means a holding or aggregate holding of shares carrying 30% or more of the voting rights of a company, irrespective of whether the holding or holdings give de facto control. Voting rights normally mean all the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting.

The Takeover Code (UK) is published and administered by the Panel on Takeovers and Mergers ("Panel"), a non-statutory regulatory body. Although the Takeover Code (UK) has not and does not seek to have the force of law, in its introduction it states that it has been acknowledged by government and other regulatory authorities, and that those who seek to take advantage of the facilities of the securities markets in the United Kingdom should conduct themselves in matters relating to takeovers in accordance with the Takeover Code (UK).

The general principles on which the Takeover Code (UK) is based include the following:

- all shareholders of the same class of an offeree company must be treated similarly by an offeror;

- during the course of an offer, or when an offer is in contemplation, neither an offeror nor the offeree, nor any of their respective advisers may furnish information to some shareholders which is not made available to all shareholders;
- an offeror should only announce an offer after the most careful and responsible consideration;
- shareholders must be given sufficient information and advice to enable them to reach a properly informed decision and must have sufficient time to do so. No relevant information should be withheld from them;
- any document or advertisement addressed to shareholders containing information or advice from an offeror or the board of the offeree company or their respective advisers must be prepared with the highest standards of care and accuracy;
- all parties to an offer must use every endeavour to prevent the creation of a false market in the securities of an offeror or the offeree company, and must take care that statements are not made which may mislead shareholders or the market;
- at no time after a bona fide offer has been communicated to the board of the offeree company or after the board of the offeree company has reason to believe that a bona fide offer might be imminent may any action be taken by the board of the offeree company in relation to the affairs of the company, without the approval of the shareholders in general meeting, which could effectively result in a bona fide offer being frustrated or in the shareholders being denied an opportunity to decide on its merits;
- rights of control must be exercised in good faith and the oppression of a minority is wholly unacceptable;
- the directors of an offeror and the offeree must always, in advising their shareholders, act only in their capacity as directors and not have regard to their personal or family shareholdings or to their personal relationships with the company. It is the shareholders' interests taken as a whole, together with those of employees and creditors which should be considered when directors are giving advice to shareholders; and
- where control of a company is acquired by a person or persons acting in concert, a general offer to all other shareholders is normally required.

Rule 9 of the City Code states that, except with the consent of the Panel, when:

- any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert) carry 30% or more of the voting rights of a company; or
- any person who, together with persons acting in concert, holds not less than 30% but not more than 50% of the voting rights and such person or any person acting in concert with them acquires any additional shares which increase his percentage of the voting rights,

such person must extend offers to the holders of any class of equity share capital whether voting or non-voting and also to the holders of any class of voting non-equity share capital in which such person or persons acting in concert hold shares.

The Panel also issues the Rules Governing Substantial Acquisitions of Shares which restrict the speed with which a person may increase their holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of a company. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

10.24 Share capital of HHG

The authorised and issued share capital of HHG as at 1 October 2003, is as follows:

Authorised			Issued	
Number	Amount	Class of shares	Number	Amount
1,000,000,000	£1,000,000,000	undesignated shares of value £1 each		
–	–	ordinary shares of £1 each	787,070,000	£787,070,000
–	–	'A' preference shares of value £1 each	16,770,000	£16,770,000

As part of the internal restructuring of the HHG Group to be implemented prior to the Demerger Date, it is currently proposed that AMPFSH, the current shareholder of HHG, will subscribe approximately £1,348 million for the issue of new preferred ordinary shares in HHG. The precise final subscription amount is dependant on fluctuations in the A$/£ exchange rate and interest rates.

As part of the HHG Capital Reduction, HHG will apply to the English court for an order confirming the reduction of HHG's share capital by way of a cancellation of:

(a) all of the £1 "A" preference shares in the capital of HHG (all of which are held by London Life Limited), HHG's repayment obligations being satisfied by the creation of debt carrying equivalent rights to the "A" preference shares; and

(b) all of the preferred ordinary shares in the capital of HHG.

Part of the share capital reduced under (b) above will be repaid to AMPFSH, but this is conditional on such capital being restored by the issue of new HHG Shares to AMP Shareholders (as will happen if the Scheme is approved). Further capital restructuring steps will be implemented such that, following the Demerger, AMPFSH will be interested in approximately 15% of HHG's share capital.

HHG also intend that part of the capital reduced under (b) above will be applied, to the extent and for so long as not otherwise required to cover the interests of relevant creditors, to remove the deficit in HHG's retained profit and loss account and to create positive distributable reserves.

If for any reason the Scheme is not approved then, subject to FSA approval (if required) and compliance with applicable laws, HHG will at the request of AMP take steps which would have the effect of reversing some or all of the internal restructuring steps outlined above.

Pursuant to the Scheme, a number of HHG Shares equal to the number of AMP Shares held by the AMP Shareholders prior to the Capital Adjustment will be issued to AMP Shareholders.

The HHG Ordinary Shares will be issued credited as fully paid up and free from all liens, charges, encumbrances and other third party rights and will rank in full for all dividends and other distributions declared, paid or made by HHG after the Demerger Date. It is intended that the HHG Ordinary Shares so issued will have a nominal value of 10 pence each.

The HHG Ordinary Shares will be in registered form. The Articles permit the holding of HHG Ordinary Shares through CREST. If the LSE listing of HHG proceeds, the HHG Directors will apply for the HHG Ordinary Shares to be admitted to CREST with effect from the Demerger Date.

Share certificates are expected to be dispatched by the HHG Registry by 31 December 2003. Temporary documents of title will not be issued, and all transfers between the date on which dealings in HHG Ordinary Shares begin and the date on which share certificates in respect of HHG Ordinary Shares are dispatched will be certified against the HHG Register. Such certificates will be posted at shareholders' own risk.

10.25 Summary of the memorandum and articles of association of HHG

The memorandum of association of HHG provides that the principal object of HHG is to carry on the business of a holding company of any company and, in particular, of insurance and financial services companies. The objects of HHG are set out in full in clause 4 of its memorandum of association.

The Articles, which have been adopted by HHG but which will not come into effect until the Scheme becomes Effective, exclude Table A of the Companies Act (UK) and contain provisions to the following effect:

10.25.1 Rights attaching to HHG Ordinary Shares

(a) Dividends

Subject to the provisions of the Companies Act (UK), HHG may by ordinary resolution declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the HHG Board.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. Except as otherwise provided by the rights attached to shares, all dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

The HHG Board may determine the currency in which dividends shall be declared, the currency or currencies in which any dividend so declared shall be paid, and how and when any currency exchange calculations shall be carried out and how any associated costs shall be met.

Subject to the provisions of the Companies Act (UK), the HHG Board may pay interim dividends if it appears to the HHG Board that they are justified by the profits of HHG available for distribution. If the share capital is divided into different classes, the HHG Board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear.

No dividend or other moneys payable in respect of a share shall bear interest against HHG unless otherwise provided by the rights attached to the share. There are no fixed dates on which entitlement to dividends arises.

A general meeting declaring a dividend may, on the recommendation of the HHG Board, by ordinary resolution direct that payment of any dividend be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The HHG Board may, if authorised by an ordinary resolution of HHG, offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the HHG Board) of all or any dividend specified by that resolution. If HHG holds treasury shares, it shall be treated as if it were entitled to receive the dividends in respect of those treasury shares which would have been payable if those treasury shares had been held by a person other than HHG.

(b) Proceedings at general meetings

All special and extraordinary resolutions put to the vote of a general meeting shall be decided by way of poll. All other resolutions put to the vote shall be decided upon a show of hands unless a poll is validly demanded.

Subject to any rights and restrictions attached to any shares, members and their duly appointed proxies shall have the right to attend and speak at general meetings and to vote, and to demand or join in demanding a poll. The Depositary Nominee may appoint HHG CDI holders or a third party nominated by an HHG CDI holder as its proxy or proxies so as to enable the person so appointed to attend, speak and vote at general meetings and to demand or join in demanding a poll.

On a vote by show of hands every member who is present in person and every duly appointed proxy shall have one vote. On a poll every member present in person or by proxy shall have one vote for every share of which the member is the holder, except in the case of the Depositary Nominee who shall have (or whose proxies shall have) one vote for every HHG CDI in respect of which a valid voting instruction is received. Any corporation which is a member of HHG may appoint a representative to exercise its powers as a member.

No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares unless all moneys presently payable by him or in respect of his shares have been paid.

(c) Distribution of assets on liquidation

If HHG is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986 divide among the members all or any part of HHG's assets and may value any assets and determine how the division shall be carried out, vest all or any part of the assets in trustees for the benefit of the members and determine the scope and terms of those trusts. No member shall be compelled to accept any asset on which there is a liability.

10.25.2 Transfer of shares

The instrument of transfer of a certificated share (as defined in the Articles) may be in any usual form or in any other form which the HHG Board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The HHG Board may refuse to register the transfer of a certificated share unless the instrument of transfer:

- is lodged, duly stamped (if stampable), at the office or at another place appointed by the HHG Board accompanied by the certificate for the share to which it relates and such other evidence as the HHG Board may reasonably require to show the right of the transferor to make the transfer;
- is in respect of only one class of shares; and
- is in favour of not more than four transferees.

10.25.3 Changes in share capital

Subject to the provisions of the Companies Act (UK) and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as HHG may by ordinary resolution determine or, subject to and in default of such determination, as the HHG Board shall determine. Subject to the provisions of the Companies Act (UK), and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of HHG or the holder on such terms and in such manner as may be provided by the Articles.

Subject to the Articles and to the provisions of the Companies Act (UK), all unissued shares of HHG are at the disposal of the HHG Board.

HHG may by ordinary resolution increase, consolidate or, subject to the provisions of the Companies Act (UK), sub-divide its share capital. HHG may, by ordinary resolution, also cancel shares which, at the date of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. Subject to the provisions of the Companies Act (UK), HHG may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way. Subject to and in accordance with the provisions of the Companies Act (UK) and without prejudice to any relevant special rights attached to any class of shares, HHG may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par), and may hold such shares as treasury shares.

10.25.4 Variation of rights

Subject to the provisions of the Companies Act (UK), the rights attached to any class of shares may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class.

10.25.5 Lien and forfeiture

HHG shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to HHG (whether presently or not) in respect of that share. Subject to the terms of allotment, the HHG Board may from time to time make calls on the members in respect of any moneys unpaid on their shares. If a payment is not made when due, the HHG Board may give not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by HHG by reason of such non-payment. If that notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the HHG Board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture.

10.25.6 HHG Directors' interests

Except as otherwise provided by the Articles, an HHG Director shall not vote on any resolution of the HHG Board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, HHG) which (together with any interest of any person connected with him) is to his knowledge material. This does not apply if his interest arises only because the resolution concerns one or more of the following matters:

- the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, HHG or any of its subsidiary undertakings;
- the giving of a guarantee, security or indemnity in respect of a debt or obligation of HHG or any of its subsidiary undertakings for which the HHG Director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;
- a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of HHG or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;
- a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Companies Act (UK)) representing 1% or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of the Article to be a material interest in all circumstances);
- a contract, arrangement, transaction or proposal for the benefit of employees of HHG or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and
- a contract, arrangement, transaction or proposal concerning any insurance which HHG is empowered to purchase or maintain for, or for the benefit of, any HHG Directors or for persons who include HHG Directors.

HHG may by ordinary resolution suspend or relax any provision of the Articles prohibiting an HHG Director from voting at a meeting of HHG Directors or of a committee of HHG Directors to any extent, either generally or in respect of any particular matter.

Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more HHG Directors to offices or employments with HHG or any body corporate in which HHG is interested, the proposals may be divided and considered in relation to each HHG Director separately. In such cases each of the HHG Directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

10.25.7 Remuneration of HHG Directors

The ordinary remuneration of the HHG Directors who do not hold executive office for their services (excluding amounts payable under any other provision of the Articles) shall not exceed in aggregate £700,000 per annum or such higher amount as HHG may from time to time by ordinary resolution determine. Subject thereto, each such HHG Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the HHG Board. The emoluments of any HHG Director holding executive office for his services as such shall be determined by the HHG Board, and may be of any description.

Any HHG Director who does not hold executive office and who performs special services which in the opinion of the HHG Board are outside the scope of the ordinary duties of an HHG Director, may be paid such extra remuneration as the HHG Board may determine.

The HHG Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present HHG Director or employee of HHG or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

The HHG Directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the HHG Board or committees of the HHG Board, general meetings or separate meetings of the holders of any class of shares or of debentures of HHG or otherwise in connection with the discharge of their duties.

An HHG Director shall not be required to hold any shares in the capital of HHG by way of qualification.

10.25.8 Appointment of HHG Directors

Unless otherwise determined by ordinary resolution, the number of HHG Directors (other than alternate HHG Directors) shall be not less than three nor more than 15 in number. HHG Directors may be appointed by HHG by ordinary resolution or by the HHG Board. An HHG Director appointed by the HHG Board shall hold office only until the next following annual general meeting and if not reappointed at such annual general meeting, shall vacate office at its conclusion.

10.25.9 Retirement of HHG Directors by rotation

At the first annual general meeting after the date of admission of HHG to the ASX Official List, all the HHG Directors shall retire from office. At every subsequent annual general meeting one-third of the HHG Directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office. However, if any HHG Director has at the start of the annual general meeting been in office for three years or more since his last appointment or re-appointment, he shall retire at that annual general meeting.

There is no age limit for HHG Directors, but if the HHG Board convenes a general meeting at which an HHG Director proposed for election or re-election will be 70 or more, the HHG Board must state this in the notice of meeting or in any document sent with the notice.

10.25.10 Borrowing powers

The Articles do not contain any limit on HHG's power to borrow.

10.25.11 Indemnity

Subject to the provisions of the Companies Act (UK) but without prejudice to any indemnity to which an HHG Director may otherwise be entitled, every HHG Director or other officer of HHG shall be indemnified out of the assets of HHG against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of HHG.

10.25.12 *Members resident outside the United Kingdom*

No member shall be entitled to have notices or other documents served on or delivered to him by means of electronic communication if the HHG Board deems it necessary or expedient to serve notice on him or deliver documents to him by some other means authorised by the Articles.

Without prejudice to the generality of the foregoing, a member whose registered address is not within the United Kingdom and who sends to HHG an address to which notices or other documents may be sent to him shall be entitled to have notices or other documents sent to him at that address or the address specified for that member in the register provided, in certain cases, that HHG so agrees.

10.26 Disclosure of interests

The Companies Act (UK) requires that if a person becomes directly or indirectly interested in 3% or more of any class of issued shares, which, for HHG's purposes, includes shares held in the form of CDIs, that carry the right to vote at HHG general meetings, such person must notify HHG of this interest within two business days. After the 3% threshold is exceeded, such person must notify HHG in respect of increases or decreases of 1% or more.

For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares:

- in which a spouse or child or stepchild under the age of 18 is interested;
- in which a corporate body is interested and either (i) that corporate body or its directors generally act in accordance with that person's directions or instructions or (ii) that person controls one-third or more of the voting power of that corporate body; or
- in which another party is interested and the person and that other party are parties to a "concert party" agreement under section 204 of the Companies Act (UK). A concert party agreement is one that provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests in shares of a particular company acquired pursuant to a concert party agreement and any interest in HHG's shares is in fact acquired by any of the parties pursuant to the agreement. Interests defined in the Companies Act (UK), such as those held by investment fund managers, may be disregarded for the purposes of calculating the 3% threshold, but the disclosure obligation will still apply where these interests exceed 10% or more of any class of the company's relevant share capital and to increases or decreases of 1% or more thereafter.

In addition, section 212 of the Companies Act (UK) provides that a public company may, by written notice, require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares consisting of the company's relevant share capital to confirm that fact or to indicate whether or not that is the case and, where a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued,

interested in shares consisting of the company's relevant share capital holds or, during the relevant time, had held an interest in shares consisting of the company's relevant share capital, to give any further information as may be required relating to this interest in shares consisting of the company's relevant share capital at any time during the three years immediately preceding the date on which the notice is issued and any other interest in the shares of which he or she is aware.

Where notice is served by a company under the foregoing provisions on a person that is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the English courts for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, any exercise of voting rights and any other rights in respect of these shares including, other than in liquidation, payments in respect of these shares.

A person who fails to fulfil the obligations imposed by section 198 and section 212 of the Companies Act (UK) described above is subject to criminal penalties.

10.27 HHG Directors

In addition to their directorships of HHG and members of the HHG Group, the HHG Directors hold or have held within the past five years the following directorships, and are or were within the last five years members of the following partnerships:

Director	Current directorships and partnerships	Previous directorships and partnerships
Sir Malcolm Bates	Premier Farnell plc (Chairman)	AMP Limited Accrediting Bureau for Fund Raising Organisations Ltd Arts & Business Limited BICC plc Wavetek Wandel & Goltermann Inc (USA) Grass Valley Group Inc (USA) London Playing Fields Society London Transport (Chairman) LRT Supplementary Scheme for Senior Staff (1989) (LRTSS 89) LRT Supplementary Scheme for Senior Staff (LRTSS) The New Theatre Royal (Portsmouth) Limited The New Theatre Royal Trustees (Portsmouth) Limited The University of Westminster Limited Virgin Direct Limited Virgin Direct (2) Limited
R P Yates	AMP Limited	INVESCO Asset Management Limited INVESCO Fund Managers Limited INVESCO GT Asset Management PLC INVESCO GT Asset Management UK Limited
N T Hiscock	P.A.T. (Pensions) Limited Duritas Trustees Limited Virgin Money Group Limited	HEG Limited

Director	Current directorships and partnerships	Previous directorships and partnerships
I W Laughlin	Anne O'Hagan Pty Ltd	AMP Superannuation Limited
	Mjai Pty Ltd	AG Life Limited
		AMP Australia Nominees Pty Limited
		AMP Henderson Global Investors Limited
		AMP Plus Limited
		Australian Securities Administration Limited
P J Costain	Wessex Water Services Limited	Tarabrook Limited
	Rye Golf Club Company Limited	
R P Handley	AMP Limited	Westpac Banking Corporation
	Pacific Brands Limited	Suncorp Metway Limited
	Crown Advisory Pty Ltd	
A C Hotson	Methravia Limited	
Sir William Wells	Exel plc	Chesterton Conroy Hunter Limited
		Chesterton Consultants
		Chesterton Facilities and Property Management Limited
		Chesterton Forrec Limited
		Chesterton Holdings Limited
		Chesterton International Inc
		Chesterton International plc
		Chesterton International Property Consultants Ltd
		Chesterton Investment Services Limited
		Chesterton Leasing Limited
		Chesterton Overseas Limited
		Chesterton Petty Limited
		Chesterton Plant & Machinery Limited
		Chesterton Profit Sharing Trustee Limited
		Chesterton Realty Inc
		De Groot Collis Finance Limited
		De Groot Collis Investment Finance Limited
		De Groot Collis Limited
		De Groot Collis Residential Limited
		Elliot Son & Boyton Limited
		Exchequer Partnership plc
		Facilities & Property Management Limited
		Factotum (FPM) Limited
		Hall Pain and Foster Limited
		Mandata Limited
		NFC plc
		Norwich & Peterborough Building Society
		Property & Facilities Management Limited
A M Mohl	AMP Limited	345 Nominees Pty Limited
	AG Life Limited	260 Pty Limited
	AMP Annuities Limited	AASM Pty Limited
	AMP Australian Nominees Pty Limited	AG Australia Holdings Limited
	AMP Bank Limited	AMP Finance Limited
	AMP Financial Services Holdings Limited	AMP Financial Investment Group Holdings Limited
		AMP Financial Planning Pty Limited

Director	Current directorships and partnerships	Previous directorships and partnerships
A M Mohl (cont.)	AMP Group Holdings Limited AMP Life Limited AMP Personal Investment Services Limited	AMP Henderson Global Investors (New Zealand) Limited AMP Henderson Global Investors Limited AMP Henderson Holdings Limited AMP Henderson Property Nominees Ltd AMP Investment Services No.2 Pty Limited AMP Investment Services Pty Limited AMP Retail Pty Limited Arrive Wealth Management Limited Celbella Pty. Limited Cogent Investment Operations Pty Limited Cogent Nominees Pty Limited Cogent Securities Pty Limited DTB Nominees Pty. Limited GRW Corporate Pty Limited GRW Group Pty Limited GRW Property Limited GRW Property Services Pty Limited Henderson Private Capital Pty Limited Hillross Financial Services Limited Lonsdale Management Pty Ltd Palmcord Holdings Pty Limited Priority One Financial Services Limited SADS Pty Limited SAPM Limited SAPS Limited Schroders Australia Management Services (Karrinyup) Pty Ltd SPF Management Limited Victoria Avenue Nominees Limited GIO Technical Services Pty Limited Resolve Engineering Pty Limited

10.28 HHG Directors' interests in HHG Shares

Prior to the Scheme becoming Effective, none of the HHG Directors or other connected persons (within the meaning of section 346 of the Companies Act (UK)) will have any interests in HHG Shares.

The HHG Directors will receive HHG Shares under the Demerger in respect of the total number of AMP Shares held by or on behalf of each of them in the same manner as all other AMP Shareholders, being on a one for one basis.

Based on the number of AMP Shares held by or on behalf of the HHG Directors as at 30 September 2003, each HHG Director will have a beneficial interest in the following number of HHG Shares immediately upon the Demerger:

Name of HHG Director	Number of HHG Shares
R P Yates	150,537
N T Hiscock	8,917
I Laughlin	10,291[1]
Sir Malcolm Bates	7,649
R P Handley	4,725[2]
A C Hotson	nil
Sir William Wells	4,077
P J Costain	2,431[3]
A M Mohl	258,639

Notes:

1. This includes 258 AMP Shares which are held by I Laughlin's wife.
2. 1,600 AMP Shares are held in the name of Crown Advisory Services Pty Limited ATF R P Handley and D K Handley and 2,628 AMP Shares are held in the name of Crown Advisory Pty Limited ATF Superannuation Fund A/C.
3. 1,645 AMP Shares are held jointly by P J Costain and his wife.

Immediately following the Scheme and the Demerger becoming Effective, the interests of the HHG Directors and their immediate families (all of which are beneficial unless otherwise stated) in the issued share capital of HHG that:

(a) are required to be notified by each HHG Director pursuant to section 324 or section 328 of the Companies Act (UK);

(b) are required pursuant to section 325 of the Companies Act (UK) to be entered into the register or referred to therein; or

(c) are an interest of a connected person (within the meaning of section 346 of the Companies Act (UK)) of an HHG Director which would, if the connected person were a director, be required to be disclosed under paragraph (a) above and the existence of which is known to or could with reasonable diligence be ascertained by that HHG Director),

are expected to be as set out in the above table.

It is proposed that, following the Demerger, options and other rights to acquire HHG Shares will be granted to the Executive HHG Directors under the LTIP and the Sharesave Scheme (subject to any necessary ASX waivers and approvals being obtained). These arrangements are described under "HHG employee share incentive schemes" in section 9.

Save as disclosed above, on the Demerger Date no HHG Director nor any person connected with an HHG Director will have any interest in HHG's share or loan capital and there is no person to whom any capital of HHG or any member of the HHG Group is under option or agreed unconditionally to be put under option.

No HHG Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the HHG Group and which were effected by HHG or any member of the HHG Group during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

10.29 HHG Directors' service agreements and emoluments

HHG has entered into the following service agreements with the Executive HHG Directors that will become effective on the Demerger Date (the "Service Agreements"):

Name	Position	Annual salary
R P Yates	Chief Executive Officer	£600,000
N T Hiscock	Chief Financial Officer	£300,000
I Laughlin	Managing Director Life Services	£275,000

- The salary of each Executive HHG Director will be reviewed annually by the HHG Remuneration Committee. The first review will take place on 1 April 2005.
- Each of the Service Agreements is terminable on not less than 12 months' written notice by HHG or on not less than six months' written notice by each of the Executive HHG Directors. HHG may terminate Roger Yates' appointment by paying a liquidated sum equivalent to 24 months' basic salary, reducing from 1 January 2004 on a sliding scale on a monthly basis, to 12 months' basic salary from 1 January 2005.
- The Service Agreements allow HHG to suspend the Executive HHG Directors from their duties at any time after notice has been given by either party, provided they continue to receive full pay.
- Each Executive HHG Director may receive a bonus subject to the achievement of challenging individual and corporate performance targets established by the HHG Remuneration Committee. Payment of bonuses (if any) will usually be made to the relevant Executive HHG Director in March each year, conditional on achievement of the performance targets in the preceding calendar year. The maximum bonus entitlement will be 200% of salary for Roger Yates, 150% of salary for Toby Hiscock and 150% of salary for Ian Laughlin.
- The Executive HHG Directors are contractually entitled to a lump-sum life assurance benefit of four times salary, permanent health insurance and medical insurance. Toby Hiscock and Ian Laughlin are entitled to a car allowance of £11,000 per annum.
- Roger Yates is a member of the Pearl Executive Final Salary Section of the AMP UK Staff Pension Scheme, which provides benefits on a defined benefits basis. He is entitled to a pension accruing at 1/30th of uncapped pensionable salary, being the greater of £750,000 or his basic salary at the time of leaving pensionable service with HHG, for each year of pensionable service under the AMP UK Staff Pension Scheme. The AMP UK Staff Pension Scheme will provide Roger Yates with a pension of 1/30th of pensionable salary in respect of pensionable salary below the "earnings cap" imposed by the Finance Act 1989. In addition, Roger Yates participates in an unfunded unapproved retirement benefits scheme which will provide the balance of his pension entitlement. Toby Hiscock is a member of the HHG Final Salary Section of the AMP UK Staff Pension Scheme, which provides benefits on a defined benefits basis. He is entitled to a pension accruing at 1/45th of pensionable salary up to the "earnings cap" imposed by the Finance Act 1989 for each year of pensionable service under the AMP UK Staff Pension Scheme. In addition, with effect from the Demerger Date, Toby Hiscock will participate in an unfunded unapproved pension arrangement to provide benefits in respect of his pensionable earnings above the "earnings cap". Such benefits will only be in relation to his service after the Demerger Date. Ian Laughlin will be eligible to participate in the Money Purchase Section of the AMP UK Staff Pension Scheme from the Demerger Date. Ian Laughlin's accounts in the Money Purchase Section will be credited with 10.5% of the sum of his pensionable salary and 50% of his maximum bonus entitlement, which Watson Wyatt has confirmed is in line with Inland Revenue limits.
- Ian Laughlin will receive the equivalent of a one-off payment of £50,000, in consideration of the cessation of certain expatriate benefits.
- Each Service Agreement contains restrictive covenants preventing the relevant Executive HHG Director from recruiting senior staff following the termination of their employment. This restriction will apply for 12 months in the case of Roger Yates and six months in the case of Toby Hiscock and Ian Laughlin. In addition Roger Yates' contract contains a restrictive covenant preventing him from approaching or dealing with customers of HHG for 12 months following the termination of his employment.
- Each Executive HHG Director is eligible to receive a payment from AMP under the Restructure and Employee Retention Arrangements (see section 10.16). The maximum payments which may be made under these arrangements to Roger Yates, Toby Hiscock and Ian Laughlin are £1,100,000, £300,000 and $550,000 respectively.

The Non-Executive HHG Directors have each been issued with a letter of appointment. The appointments are subject to the provisions of HHG's Articles of Association. Sir William Wells, Peter Costain, Pat Handley,

Anthony Hotson and Andrew Mohl will each be paid fees for services as Non-Executive HHG Directors of £40,000 per annum (Andrew Mohl's fee is payable to AMP – see section 10.11). An additional fee of £5,000 per annum is payable for chairing the Remuneration and Audit Committees. Sir Malcolm Bates will receive aggregate fees of £150,000 per annum for services as a Non-Executive HHG Director and as HHG's Chairman. Anthony Hotson is paid an additional fee of £7,500 per annum as Chairman of London Life Limited and a further £7,500 per annum as Chairman of Towry Law. Each of the Non-Executive HHG Directors is entitled to reimbursement of reasonable expenses and directors' and officers' liability insurance cover.

Save as disclosed in this document there are no service agreements existing or proposed between the HHG Directors and HHG or any of its subsidiaries.

In the year ended 31 December 2002, the aggregate salary, benefits in kind, pension contributions and fees granted to the HHG Directors was £2.2 million. On the basis of the arrangements in force at the date of this document it is estimated that the aggregate remuneration payable (including pension contributions) and benefits in kind granted to the HHG Directors for the year ending 31 December 2003 will be £2.26 million.

There is no arrangement under which an HHG Director has agreed to waive future emoluments nor have there been any such waivers of emoluments during the financial year immediately preceding the date of this document.

There are no outstanding loans or guarantees granted or provided by any member of the HHG Group to or for the benefit of any of the HHG Directors.

HHG has agreed to provide a Deed of Indemnity, Access and Insurance to the HHG Directors from the Demerger Date. This Deed will indemnify HHG Directors against claims brought by third parties to the extent permitted by law, will provide a right of access to HHG Board papers for the purpose of defending legal claims for seven years after ceasing to hold office, and will have an obligation on HHG to maintain directors' and officers' insurance cover for the HHG Directors.

10.30 Pension schemes

10.30.1 The AMP Pension Scheme

HHG is the sponsoring employer of the AMP Pension Scheme. HHG employers participate in respect of employees based in the United Kingdom.

Benefits are provided under the AMP Pension Scheme for members and their dependants on resignation, retirement, disability or death of the member. The AMP Pension Scheme is operated by the Trustee, P.A.T. (Pensions) Ltd, and consists of six benefit sections, five providing defined benefits and one providing defined contributions (with defined benefit underpins in respect of members who transferred from one of the defined benefit sections).

Generally membership of the defined benefits sections is closed to new members who may only participate in the defined contribution section. As at 30 June 2003, the AMP Pension Scheme had approximately the following number of members:

Scheme section	Number of members		
	Active	Deferred	Pensioner
Defined benefit sections	1,989	15,432	8,699
Defined contribution sections[1]	2,038	1,518	29
Total[2]	**4,027**	**16,950**	**8,728**

Notes:

1. Within the defined contribution section of the AMP Pension Scheme, as at 30 June 2003, approximately 275 active members, 595 deferred members and approximately seven pensioner members had defined benefit underpins in respect of their benefits.
2. The total figure includes approximately 942 members who left active employment prior to 30 June 2003, but whose elections to remain a member or transfer-out their benefits have not yet been processed.

Active scheme members are expected to decrease while deferred scheme membership increases in line with planned disposals, closures and downsizing.

Benefits under the defined benefit sections are calculated by reference to pensionable service, final pensionable salary and the relevant fraction which varies from 1/30th to 1/60th across the various defined benefit sections. Benefits in the defined contribution section are calculated by reference to members' notional accounts. The amounts credited to these accounts vary from 10% to 30% of pensionable pay. The level of credits increases with age and is more generous for those who choose to change from defined benefits to defined contributions for future service benefits.

Employees are not required to contribute to five of the six sections. Following the disclosure of fund surplus in past actuarial valuations, HHG participating employers do not currently contribute to the AMP Pension Scheme.

The scheme actuary carries out triennial valuations of the AMP Pension Scheme. The most recent valuation was carried out as at 31 December 2001 and valued the assets of the AMP Pension Scheme at £1,875 million. The scheme actuary carried out approximate updates of the AMP Pension Scheme's funding position as at 31 December 2002 and 30 June 2003. The approximate update as at 30 June 2003 records the assets at £1,611 million and a funding deficit for the AMP Pension Scheme of approximately £10 million, equivalent to 99% funding. In carrying out the updates, the scheme actuary has used the same underlying actuarial assumptions as for the valuation as at 31 December 2001 and relied on summarised membership data from AMP and information about the market value of the assets of the AMP Pension Scheme as at 30 June 2003. Both the December 2001 valuation and the June 2003 valuation were carried out using the Projected Unit method. Under this method, the benefits valued are the accrued benefits, representing total benefits for pensioner and deferred members and prospective benefits for service up to the valuation date, allowing for future earnings increases to leaving, for current employed members. By necessity, an approximate update is not as accurate as a formal valuation and the scheme actuary considers that there is a possibility of error of up to 3% of the funding level (approximately £50 million).

The actuarial assumptions used to determine the value of the AMP Pension Scheme's assets and liabilities for funding purposes differ from the assumptions that are used for United Kingdom accounting purposes under Financial Reporting Standard 17 (FRS 17). The approximate funding position of the AMP Pension Scheme disclosed in accordance with the requirements of FRS 17, at 30 June 2003, revealed a deficit of £67 million. FRS 17 requires the use of a discount rate based on bond yields for valuing scheme liabilities. In contrast for funding purposes, the scheme liabilities are valued including an allowance for equity returns to reflect the AMP Pension Scheme's equity backing ratio. At 30 June 2003 this meant that on average a lower discount rate was used for FRS 17, which resulted in higher liabilities and so a higher deficit.

As there is no longer any surplus within the AMP Pension Scheme, HHG will commence employer contributions to meet the cost of accruing benefits with effect from 1 January 2004. Budgeted contributions for the year ending 31 December 2004 have been set at £17 million. Contributions going forward will be dependent in part on the investment returns and volatility of the underlying assets of the AMP Pension Scheme, of which approximately 55% were, as at 30 September 2003, invested in equities.

In common with many United Kingdom occupational pension schemes, it is possible that individuals who work or have worked on a part-time basis may bring claims alleging that they have been wrongly excluded from membership of the AMP Pension Scheme. Any liability that might arise from such claims in respect of current and former employees of the HHG Group after the Demerger Date would fall on the HHG Group and the AMP Pension Scheme. However, the HHG Directors believe that the likelihood of the aggregate of any such claims being material in the context of the HHG Group as a whole is remote.

In common with many contracted-out defined benefit schemes in the United Kingdom, no attempt has been made to equalise between the sexes guaranteed minimum pensions and associated entitlements arising out of arrangements for contracting-out of the State Earnings Related Pension Scheme up to 6 April 1997.

10.30.2 United Kingdom unapproved pension arrangements

As a result of the statutory cap on earnings that must currently be applied to the calculation of approved pension benefits in the United Kingdom, certain current and former HHG Group employees have been awarded pension rights under an unapproved pension arrangement. These consist of:

- Pearl Executive arrangement (unfunded unapproved) (three active, 11 deferred and 12 pensioner members);
- HHG Top Up / Pension Trust (both unapproved funded and unfunded) (three active, seven deferred members and one pensioner member);
- NPI Limited (funded unapproved) (five deferred members).

10.30.3 Non-United Kingdom pension arrangements

In addition, HHG has the pension arrangements described below for employees of TL (A) Holdings Limited and Henderson Global Investors, in the Middle East, United States, Asia and Europe. These arrangements are outside of the United Kingdom and in line with market conditions in these regions.

(a) Henderson Global Investors North America

- As at 30 June 2003, there were 71 members of a standard qualified 401(k) program. Under the program, bi-weekly contributions of 2%–16% of base salary are made by employees annually with matching employer contributions of up to 50% on the first 6% of pay (up to United States Revenue limits). Employees are responsible for selecting their investment option from over 55 mutual funds. As at 30 June, plan assets totalled US$3.9 million.
- A voluntary corporate contribution component has been added to the 401(k) program under which an employing company may make an annual voluntary contribution of a percentage of selected individuals' base pay to the 401(k) program based on regional overall performance.
- For both plans, benefits vest for employees who work over 1,000 hours per year at 25% per year.
- As at 30 June 2003, one employee was entitled to additional pension and death benefits under a variable universal life insurance policy. Annual employee contributions of 4% of base pay and employer contributions of 2% are used to purchase a variable universal life insurance policy with the employee named as the insured and Henderson Global Investors as the beneficiary.

(b) Henderson Continental Europe

Employees receive a 10% company allowance to be invested in an appropriate savings vehicle.

(c) Towry Law International Offshore Pension Scheme

As at 30 June 2003, there were 50 members of a defined contribution scheme in which Towry Law account managers working for TL(A) Holdings Ltd participate (excluding employees in Dubai/Bahrain and Hong Kong permanent residents). Employer and employee contributions, each 5% of pay, are credited to the scheme. Benefits are paid in cash after age 50.

(d) Towry Law Hong Kong

- There were, as at 30 June 2003, 64 members of the Towry Law Mandatory Provident Fund, a defined contribution scheme of which membership is mandatory for Hong Kong resident employees. Employee and employer contributions, each 5% of pay, are credited to the scheme. Benefits cannot be taken until age 65.
- There were, as at 30 June 2003, 30 members of the Towry Law (A) Defined Contribution Scheme

the occurrence of certain changes in the condition (financial or otherwise), prospects or earnings of HHG and/or the other companies within the HHG Group and certain changes in financial, political or economic conditions.

- HHG is expected to agree to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, inter alia, admission to the UKLA Official List and the LSE or the other arrangements contemplated by the HHG Sponsors' Agreement.
- HHG, the HHG Directors and AMP are expected to give certain representations and/or warranties, undertakings and/or indemnities to the Joint Sponsors as are usual in an agreement of this nature.
- It is expected that AMP will be restricted from selling any of its shareholding in HHG until after the announcement of HHG's financial results for the half year ending 30 June 2004. In the event HHG completes an equity raising of at least £100 million referred to in section 3.4.3, AMP will be entitled to sell up to 50% of its shareholding in HHG at that time. AMP will not be entitled to sell its remaining shareholding in HHG until after the announcement of HHG's financial results for the year ending 31 December 2004. In addition, such restrictions will contain standstill provisions (subject to anti-dilution rights), which will prevent AMP from increasing its shareholding in HHG above the level held immediately following the Demerger, other than through the acquisition and conversion of CLNs. These restrictions on AMP will not apply to a general offer made for all of the issued share capital of HHG to which the UK City Code on Takeovers and Mergers applies. In addition, the restrictions will not apply to the delivery by AMP of an irrevocable undertaking to accept such a general offer. The restrictions may only be waived with the mutual agreement of AMP, HHG, UBS and Cazenove. These restrictions will cease to apply in circumstances where AMP subscribes or purchases CLNs, as described in section 10.32.10. AMP will agree to conduct any sales of the HHG Shares it holds immediately following the Demerger in an orderly manner and in consultation with HHG.
- Other than to permit an equity raising as described in section 3.4.3, it is expected that restrictions will be imposed on HHG and/or the HHG Directors, relating to the offer, issue or sale by them of any HHG Shares (or any interest therein or in respect thereof) for a certain period after admission of the HHG Shares to the UKLA Official List and the LSE.

The names and addresses of the persons expected to act as joint sponsors to HHG are:

- UBS Limited, which is registered in England (No. 203536) and has its registered office at 1 Finsbury Avenue, London EC2M 2PP; and
- Cazenove & Co. Ltd., which is registered in England with registered number 4153386 and has its registered office at 20 Moorgate, London EC2R 6DA.

10.32.2 Agreement relating to sale and purchase of the private client asset management business of Henderson Global Investors Limited

On 8 May 2002, Henderson Global Investors Limited ("HGIL") and Henderson Global Investors (Jersey) Limited ("HGI Jersey", and together with HGIL, the "Sellers") and Newton Investment Management Limited and Newton International Investment Management Limited (together, the "Buyers") entered into an agreement pursuant to which the Sellers sold their private client asset management business (the "Business") to the Buyers. The initial consideration was £11.25 million plus approximately £8 million of deferred consideration which was paid on 12 September 2003. Standard warranties were given by the Sellers in respect of the Business with the liability of the Sellers capped at the amount of the initial consideration that they received, which in the case of HGIL was £9,265,000 and of HGI (Jersey) was £1,985,000. The Buyers must serve notice of a breach of warranty during the 15 months from 30 August 2002.

In connection with the sale of the Business to the Buyers, and in consideration of the payment of £3.75 million to AMPFSH, AMPFSH undertook with MBC Investment Corporation ("MBC") that, for a period of two years from 30 August 2003, neither it nor any of its subsidiaries trading under the "Henderson Global Investors" brand name will:

- engage in the business of private client asset management providing bespoke discretionary investment management service in the United Kingdom and/or Jersey;
- solicit any persons who were clients of the Business during the 12 months preceding 30 August 2002; or
- solicit any employees of MBC.

Following the Demerger, HHG Group will indemnify AMPFSH for any claim made by MBC under the terms of this non-compete covenant.

10.32.3 Agreement relating to the sale and purchase of the entire issued share capital of Virgin Money Limited

On 23 July 2001, AMP Virgin Holdings Limited ("AMPVH"), Virgin Group Investments Limited ("VGIL") and The Royal Bank of Scotland plc ("RBoS") entered into an agreement (the "Virgin SPA") pursuant to which AMPVH and VGIL sold the entire issued share capital of Virginmoney Limited ("VmL") to RBoS for the consideration of £99 million.

10.32.4 Guarantee in favour of The Royal Bank of Scotland plc

On 27 July 2001, HHG (at the time called AMP (UK) PLC) guaranteed (the "Guarantee") to RboS the performance and observance by AMPVH of the obligations, undertakings, warranties and indemnities (the "Guaranteed Obligations") given by AMPVH under or pursuant to the Virgin SPA and other documents relating to that transaction. HHG also agreed to indemnify RBoS against all costs (including legal expenses reasonably incurred by RBoS in enforcing any of its rights under the Guarantee), claims and losses that RBoS might incur or suffer as a consequence of AMPVH's failure to comply with such Guaranteed Obligations.

In the case of a default, RBoS is entitled to proceed first against or claim payment from HHG in preference to AMPVH, and may make recovery from HHG notwithstanding that enforcement or recovery is not possible against AMPVH by reason of any legal limitation, disability or incapacity.

In respect of claims pursuant to:

- warranties given by AMPVH in relation to its title to the shares that it held in VmL, HHG is liable for a period of 10 years from 23 July 2001 up to a maximum amount of £75 million plus interest; save in the case of fraud when its liability is unlimited; and
- tax warranties given by AMPVH in relation to VDPF, HHG remains liable under the Guarantee for a period of seven years from 23 July 2001 up to a maximum amount of £50 million plus interest.

10.32.5 Sale of Pearl's general insurance business

On 5 August 2001, a general agreement in relation to the manufacture and distribution of general insurance products was entered into between Pearl, AMP (UK) PGI Limited (both of which are defined as a "Distributor"), and Churchill Insurance Group plc, Churchill Insurance Company Limited, Churchill Management Limited and The National Insurance and Guarantee Corporation Public Company Limited (together, the "Churchill Parties"). The agreement commenced on 31 July 2001, with a term (as originally agreed) of five years, unless otherwise extended or terminated by the parties in accordance with the agreement.

The total initial consideration was £80 million, comprising £55 million payable by Churchill to AMP (UK) PGI Limited in respect of a lump sum commission for the opportunity to act as the insurer, and £25 million payable by Churchill to Pearl in respect of its right to use Pearl's customer lists and data. Thereafter, during the term of the agreement, AMP (UK) PGI Limited is to be paid commission calculated by reference to new business, profit and any revenue derived from excess renewals of existing business.

As a result of the agreement, the Churchill Parties are obliged to provide (i) underwriting services; (ii) administration services; (iii) training services; and (iv) reinsurance services in relation to certain insurance products specified in Schedule 3 to the agreement. Further, Pearl, AMP (UK) PGI Limited and any other Group Company that enters into a Deed of Adherence, will have the exclusive right to distribute and market the relevant insurance products provided by Churchill under the agreement, and may authorise any of the Churchill Parties to distribute and market such products.

10.32.6 Overcoat arrangements

Pursuant to the acquisition of the long term life insurance business of National Provident Institution, the funds of the former mutual, National Provident Institution, were transferred to National Provident Life, a new wholly owned subsidiary of HHG (at the time called AMP (UK) PLC). Within National Provident Life the majority of the assets of National Provident Institution were allocated to the National Provident Life Fund (the "Closed Fund") for the benefit of the former with profits policyholders of National Provident Institution. In the context of the demutualisation, HHG agreed to supply £800 million of capital support to the Closed Fund in order to give it greater investment freedom. This support arrangement is known as the "overcoat".

The overcoat is currently provided by means of a contingent loan from a Pearl subsidiary, NP Life Holdings Limited ("NPLH"), to National Provident Life. National Provident Life accounts for this contingent loan within a Loan Capital Fund, which is a separate account within the Closed Fund. The contingent loan bears aggregate interest equal to the investment return earned by the Loan Capital Fund plus, subject to sufficient surplus arising within the Closed Fund, 1.75 % per annum of the average admissible value of the Loan Capital Fund. The loan is repayable at the discretion of HHG if and only if to the extent that the appointed actuary of National Provident Life determines that a "Deficit" will not thereby arise. Such repayment is limited in recourse to the property comprised in the Loan Capital Fund.

A "Deficit" exists at any time when the admissible value of property allocated to the Closed Fund is less than the policy liabilities allocated to the Closed Fund plus any additional amount required to permit National Provident Life to meet the reasonable expectations of the holders of policies allocated to the Closed Fund and to manage the Closed Fund in a manner consistent with principles of financial management adopted in the scheme.

Pearl financed NPLH as to £600 million from the Pearl 90:10 fund and as to £200 million from the Pearl Pacific (0:100) fund. The 1.75% return referred to above is allocated as to a 1.5% return on the proportion of the Loan Capital Fund advanced from the 90:10 fund and a 2.5% return on the proportion advanced from the Pacific fund. Any amounts repaid to Pearl over time will be allocated pro-rata to the amounts advanced by the 90:10 fund and the Pacific fund, unless any capital provided is at risk through the existence of a Deficit, in which case the relative pro-rata payments will be adjusted to ensure that any capital loss is first borne by the Pacific fund.

10.32.7 Agreement relating to the sale and purchase of the entire issued share capital of companies carrying on Cogent

On 16 May 2002, an agreement was entered into between AMP International Holdings Limited, AMP Henderson Holdings Limited (together, the "Vendors"), BNP Paribas Securities Services Holding Company Limited, BNP Paribas Securities Services International Holding S.A., BNP Paribas Fund Services S.A. (together, the "Purchasers"), AMP Group Holdings Limited, and BNP Paribas S.A. The agreement was amended and restated on 31 May 2002.

AMP International Holdings Limited and AMP Henderson Holdings Limited sold a total of 18,245,999 ordinary shares in the companies specified in Schedule 2 of the agreement (comprising the whole of the issued and allotted share capital of those companies) carrying on the worldwide investment operations business of Cogent for a total maximum consideration of £227,566,000, payable in three instalments.

This sum was subject to a price revision mechanism pursuant to which the second and final instalments could be revised in line with results detailed in the 1H02 Revenues Statement (second instalment) and the 2002 Revenues Statement (final instalment). BNP Paribas S.A. has indicated that, in accordance with the terms of the price revision mechanism, it does not believe it is required to pay anything under the final instalment; however, recovery will be vigorously pursued.

The Vendors gave certain indemnities to the various Purchasers. These indemnities cover, broadly, liabilities incurred by group companies arising out of the events specified in Clause 7 of the agreement. The agreement is silent as to the duration of liability under the indemnities. Liability for indemnity claims is limited to the purchase price payable under the agreement, although this limit will be reduced downwards in the event that the purchase price is reduced in accordance with the price revision mechanism.

The agreement also contains certain non-compete clauses, pursuant to which, subject to certain exceptions, the Vendors agreed not to become engaged or interested in a competing business through any third party (other than part of the retained group, as defined in Schedule 1 to the agreement) for a period of 36 months from the date of completion (completion having taken place on 2 September 2002). The agreement also places certain restrictions on the investment operations activities that may be undertaken by the HHG Group during the period of 36 months following completion. In addition, the Vendors agreed not to solicit or entice away from any Group Company any senior management personnel or directors within a period of 24 months following the date of the agreement, without the prior consent of BNP Paribas Securities Services Holding Company Limited. A reciprocal arrangement was agreed with regard to the Purchasers soliciting directors or senior managers away from the retained group for a period of 24 months from the date of the agreement.

The Vendors gave certain warranties, with liability under them limited to the purchase price payable under the agreement, but this limit may be revised downwards in accordance with the price revision mechanism. Claims under the warranties must be notified to AMP International Holdings Limited on or before 30 June 2004. The Vendors also gave certain tax warranties, first in respect of countries other than Australia, and second in respect of Australia. Claims under the tax warranties, or pursuant to the tax covenants, must be notified to AMP International Holdings Limited on or before the sixth anniversary of the end of the accounting period of the relevant Group Company in which completion falls.

AMP Group Holdings Limited unconditionally and irrevocably guarantees (as a continuing obligation) the proper and punctual performance by each Vendor of all its obligations under or pursuant to the agreement. BNP Paribas S.A. unconditionally and irrevocably guarantees (as a continuing obligation) the proper and punctual performance by BNP Paribas Securities Services International Holding S.A. of all its obligations under or pursuant to the agreement.

10.32.8 CSC outsourcing

On 5 February 2001, the UK Service Company, on behalf of the Life Services companies and Henderson, entered into a five year outsourcing agreement with CSC (at that time called Pearl Group Services Limited) (a joint venture style arrangement between Pearl Group Limited and CSC Computer Sciences Limited). Under the agreement, and a subsequent Amendment Agreement dated 4 August 2003, CSC provides mainframe and support services for the bulk of the HHG Group's IT infrastructure, desktop hardware and software, servers, mainframe machines, and telecommunications and data networks.

The amount of expenditure under this contract will vary year to year depending on the volume of services requested under the framework of the agreement.

The agreement contains a number of standard provisions for outsourcing arrangements, including transitional mechanics, a service credit regime, benchmarking and audit rights, and a flexible termination mechanism, allowing partial termination and termination for convenience as well as for breach.

The agreement also includes warranties, indemnities and limits of liability appropriate to an outsourcing agreement. The warranties and indemnities cover protection of HHG Group data and virus prevention, the

management of necessary licences and consents, the use of appropriate skilled staff, breaches of third party agreements or data protection legislation, and infringements of third party intellectual property rights.

In the event of early termination, the agreement includes transitional provisions to move services back to the UK Service Company or an alternative provider. Termination fees for early termination (for convenience) by the HHG Group, calculable by reference to CSC's "stranded costs" (relating to unamortised licence fees and employment costs), are payable by HHG Group in some circumstances.

10.32.9 National Provident Life securitisation

In April 1998, National Provident Institution established a securitisation (the "Securitisation") based on a portfolio of pension policies and life assurance policies written by National Provident Institution on or prior to 4 July 1997 (the "Securitised Block"). Mutual Securitisation p.l.c. (the "Issuer"), a special purpose vehicle incorporated in Ireland for the purposes of the Securitisation, issued in April 1998, £140 million 7.39169% Class A1 limited recourse bonds due 2012 and £120 million 7.5873% Class A2 limited recourse bonds due 2022 listed on the London and the Irish stock exchanges. The proceeds of the Class A1 Bonds (the "Class A1 Advance") and the Class A2 Bonds (the "Class A2 Advance" and, together with the Class A1 Advance, the "Initial Advances") were onlent to National Provident Institution (and subsequently National Provident Life as National Provident Institution's successor following the transfer of its business on demutualisation (the "Borrower")), under a loan agreement dated 16 April 1998 (the "Loan Agreement") to be used by the Borrower to acquire investments for the purposes of its long term business.

Prior to the enforcement of the security for the Bonds, and subject to the limits on recourse and the ability to defer payments described below, the Bonds are subject to mandatory pro-rata redemption in part in annual instalments ("Instalment Amounts") on each annual interest payment date (the "Payment Date") commencing, in the case of the Class A1 Bonds, on 30 September 1998, and in the case of the Class A2 Bonds, on 30 September 2012. No principal is repayable in respect of the Class A2 Bonds until the Payment Date on which there is no Class A1 Bond principal amount outstanding.

The Class A1 Bonds, or as the case may be, the Class A1 Bonds (if any are outstanding) and the Class A2 Bonds, will be subject to mandatory redemption in whole, but not in part, by the Issuer in any case where the Borrower prepays, respectively, the Class A1 Advance or the Class A1 Advance (if it is outstanding) and the Class A2 Advance, such redemption being at an amount calculated by reference to the higher of the principal amount outstanding of the Bonds being redeemed and an amount calculated according to a Spens formula.

Payments of interest and principal on the Bonds are payable out of, and limited to, amounts received by the Issuer from the Borrower in respect of the Initial Advances under the Loan Agreement after payments to higher ranking creditors. Amounts so received will be applied by the Issuer first in payment of the fees, costs and expenses of, inter alia, the bond trustee, the collateral trustee, the paying agent and the administrator, secondly in payment of interest and then in mandatory redemption in part of the Instalment Amounts of the Bonds which are or have been scheduled to be redeemed on or prior to such date. To the extent that amounts received in respect of the Initial Advances are insufficient to pay in full the interest or principal then due on the Bonds, the interest and/or principal which would otherwise be due will be deferred (and carry interest at the relevant Bond interest rate) and will become payable on the next Payment Date.

Security for the Bonds is created pursuant to and on the terms of an issuer deed of charge and a first supplemental issuer deed of charge in favour of the security trustee who holds the benefit of the security on trust for the bondholders and the other secured parties. The security granted by the Issuer comprises a first fixed security over all of the Issuer's right, title and interest in the Loan Agreement, certain other relevant documents and the Issuer's accounts and a floating charge over the assets of the Issuer.

Interest accrues on the Initial Advances at the Initial Advance interest Rate, and is payable annually in arrears by the Borrower on the second business day prior to a Payment Date (a "Due Date"), subject to the ability to defer payments. The Initial Advance Rate on the Class A1 Advance is 7.40169% per annum and on the Class A2 Advance is 7.5973% per annum.

Principal is, subject to the ability to defer payments, repayable on the Initial Advances in instalments in accordance with the Loan Agreement. The instalments scheduled to be paid on a Due Date (ignoring the ability to defer payments) in respect of the Initial Advances corresponds to the amounts scheduled to be payable on the subsequent Payment Dates. The final principal repayment date in respect of the Class A1 Advance is 30 September 2012 and in respect of the Class A2 Advance is 30 September 2022. The Borrower may not make any payment in or towards repayment of the Class A2 Advance until the Class A1 Advance has been repaid in full.

The Borrower may, at any time, on giving not more than 60 nor less than 40 days' notice, elect to prepay the Class A1 Advance or the Class A1 Advance (if outstanding) and the Class A2 Advance on the date specified in the notice. The prepayment amount payable by the Borrower in respect of the Initial Advances is calculated by reference to the higher of the principal amount outstanding on the Initial Advances and an amount calculated according to a Spens formula.

The amount of interest and principal payable on the Initial Advances is limited to the funds available to the Borrower from the Securitised Block. The payment of any amount in excess of the funds available on any Due Date will be deferred. Any deferred amount will be payable on the next Due Date to the extent funds are available, and be subject to interest at the relevant Initial Advance Interest Rate.

Security for the borrowing by the Borrower under the Loan Agreement is created pursuant to and on the terms of an initial advance collateral deed of charge and a first supplemental initial advance collateral deed of charge. Under the Loan Agreement, the Borrower is obliged to transfer collateral to a charged account in the event of certain trigger events occurring. The following three trigger events have occurred since the establishment of the Securitisation:

- following the downgrading of National Provident Institution consequent upon its demutualisation on 1 January 2000;
- at September 2001 consequent upon the Borrower failing to meet certain financial tests; and
- at 31 December 2002 consequent upon the Borrower failing to meet the set margin of regulatory capital requirements.

As a result of the above trigger events, the Borrower has transferred an amount of £108,619,219 representing eligible securities to a charged account. The first supplemental initial advance collateral deed of charge charges all right, title, interest and benefit of the Borrower over such amount.

10.32.10 Convertible Loan Notes

On 10 October 2003, UBS AG London Branch ("UBS AG"), HHG and AMP entered into a commitment letter (the "Commitment Letter"). Under the Commitment Letter, subject to certain conditions including regulatory approval and finalisation of documentation, UBS AG, HHG and AMP will enter into an agreement (the "CLN Agreement") under which UBS AG will, subject to the terms and conditions of that agreement, subscribe for up to £100 million of CLNs to be issued by HHG. The obligations set out in the Commitment Letter are subject to certain conditions including execution of the CLN Agreement on terms satisfactory to UBS AG, all information submitted to UBS AG not being or becoming inaccurate, incomplete or misleading in any respect material to UBS AG, no material adverse change occurring in the HHG Group and certain regulatory issues relating to the issue and conversion of the CLNs being resolved to the satisfaction of UBS AG. There can be no certainty that these conditions will be satisfied or that the CLN Agreement will be entered into.

The terms and conditions of the Commitment Letter include the following:

- Under the terms and conditions of the CLN Agreement, UBS AG will undertake to subscribe for up to £100 million of CLNs in two tranches. UBS AG will subscribe for the first tranche of £50 million of CLNs at the Effective Date and the second tranche of up to a further £50 million of CLNs on 30 June 2004. It is a term of UBS AG's obligation to subscribe that HHG Ordinary Shares and the CLNs are admitted to the UKLA Official List and to trading by the LSE and will be freely transferable.

- The CLN Agreement will set out certain circumstances in which the CLNs will convert into HHG Shares (or where AMP holds CLNs, HHG Shares or HHG preference shares) or be redeemed for cash. The CLNs may be redeemed by HHG at any time up to 14 days prior to maturity upon notice from HHG at their face value plus an accrued notional yield of 5.5% per annum. If HHG raises additional equity or debt finance, disposes of a significant asset or business or is the subject of a change of control, then the holders of CLNs can require HHG to redeem their CLNs for cash together with an accrued notional yield of 5.5% per annum. The Commitment Letter provides that the CLN Agreement will permit CLN holders to elect to convert their CLNs into HHG Shares at any time at a discount of approximately 5% to the prevailing market price of HHG Shares or, if lower, at the market price of HHG Shares immediately following the Demerger. However, CLN holders will not be permitted to elect to convert their CLNs into HHG Shares prior to 30 June 2004, unless HHG raises additional equity or debt finance (which in either case has raised less than £50 million net of fees and expenses) or is the subject of a change of control. In the event that the CLNs remain in issue after 364 days, the CLNs will mandatorily convert into HHG Shares at an approximate discount of 30% to the prevailing market price.
- The terms of the CLNs will contain certain events of default. These events of default will include: breach of the terms of the CLNs by HHG, HHG or a principal subsidiary suffering an event of insolvency, HHG or a principal subsidiary ceasing or threatening to cease to carry on its business or the HHG Shares being suspended for five trading days or no longer being admitted to trading on the LSE or ASX or cross default at a threshold set at £10 million. The occurrence of an event of default will require HHG to redeem the CLNs for cash, failing which AMP will be required to purchase the CLNs. If the event of default occurs prior to 30 June 2004, UBS AG will not be required to subscribe for the second tranche of CLNs. In any event, UBS AG will not be obliged to subscribe for the second tranche of CLNs if a material adverse change occurs to HHG prior to 30 June 2004 or if the prevailing market price of HHG Shares is 25 pence or less on 29 June 2004.
- In the event that UBS AG is not obliged to subscribe for any of the CLNs under the terms of the CLN Agreement, AMP will be required to subscribe for the CLNs. In the event that UBS AG subscribes for the first tranche of £50 million CLNs, but is not obliged to subscribe for the second tranche of up to £50 million CLNs, AMP will be required to purchase the CLNs in issue and subscribe for the second tranche of up to £50 million CLNs on 30 June 2004.
- AMP will agree to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, inter alia, the issue of the CLNs. Under these arrangements UBS AG has received a commitment fee of £2 million, will receive a further fee of £0.5 million upon the signing of definitive agreements and will receive a fee of £1.5 million on the drawdown of funds.
- The CLN Agreement will contain certain restrictions on AMP's ability to sell its HHG Shares. Under the terms of the CLN Agreement, AMP has agreed to be restricted from selling its shareholding in HHG until the announcement of HHG's financial results for the year ending 31 December 2004, except with the prior consent of HHG and UBS AG, unless either (a) UBS AG has disposed of all of its CLNs (and is not obliged to subscribe for further CLNs) or its HHG Shares received on conversion of the CLNs; or (b) AMP is required to purchase or subscribe for the CLNs. In the event of (a) or (b) the restrictions on AMP selling its shareholding in HHG will cease to have effect.
- The conversion of the CLNs into HHG Shares by either UBS AG or AMP will not require any offer to be made to other HHG Shareholders.
- The CLN Agreement will require HHG to use its best endeavours to undertake an equity raising of at least £100 million (net of expenses) prior to 30 June 2004. AMP and HHG will also consider, subject to market conditions, whether it would be appropriate to undertake the fundraising at the time of HHG's listing on the LSE in December 2003.

There are certain circumstances which could result in AMP acquiring more than 30% of HHG upon conversion of the CLNs at maturity. For example, where AMP has subscribed for the CLNs and purchased any outstanding CLNs from UBS AG at their face value plus accrued interest and has elected not to receive preference shares in lieu of HHG Shares upon conversion. In circumstances where a party acquires shares carrying 30% or more of the voting rights in a company or acquires further shares when holding between 30% and 50% of the voting rights, this would ordinarily require an offer to be made for the remaining issued share capital of HHG under Rule 9 of the UK City Code on Takeovers and Mergers. However, providing that the shareholding does not increase through 40%, the UK Takeover Panel has agreed that any conversion as described above would not constitute the acquisition of shares for the purposes of Rule 9 of the City Code on Takeovers and Mergers and, as a result, an offer for the remaining issued share capital of HHG would not be required.

10.33 Litigation

No member of the HHG Group is, or has been, involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the HHG Group's financial position nor, so far as the HHG Board is aware, are any such proceedings pending or threatened.

10.34 Admission, dealings, share certificates, CREST, CHESS Depositary Interests and other arrangements for shareholders

10.34.1 Admission

Application will be made for the admission of HHG CDIs to the ASX Official List and for quotation of HHG CDIs on ASX's market for listed securities. It is expected that admission will become effective on 18 December 2003 and trading on ASX will be on a deferred settlement basis until the mailing of holding statements for HHG CDIs is completed. Normal trading of HHG CDIs is expected to commence on 2 January 2004.

It is also intended that application will be made to the UK Listing Authority for the admission of the HHG Ordinary Shares to the UKLA Official List and for the HHG Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Assuming that the proposal to list HHG on LSE proceeds as part of the Demerger, it is expected that admission to the UKLA Official List will become effective and unconditional dealings for normal settlement in the HHG Ordinary Shares on LSE will commence on or about 23 December 2003. The Demerger is not conditional upon the admission of the HHG Ordinary Shares to the UKLA Official List.

10.34.2 Dealings

Dealings in the HHG Ordinary Shares are expected to commence on the London Stock Exchange at 8.00am GMT on 23 December 2003. Settlements of dealings in the HHG Shares on the London Stock Exchange from this date will be on a T+3 basis.

Dealings in HHG CDIs are expected to commence on ASX on 18 December 2003. Trading on ASX will be on a deferred settlement basis until the mailing of holding statements for HHG CDIs is completed. Normal trading of HHG CDIs is expected to commence 2 January 2004.

Holders of the AMP Shares on the AMP Register at the Record Date will constitute the opening HHG Register.

The entitlement to receive the HHG Shares pursuant to the Demerger is not transferable save to satisfy valid market claims. Temporary documents of title will not be issued. Pending dispatch of the certificates, transfers will be certified against the HHG Register by the HHG Registry. Share certificates will be dispatched to HHG Shareholders, at their own risk, to the holder's registered address on the HHG Register as soon as practicable after 23 December 2003.

10.34.3 CREST

CREST is the United Kingdom system for the paperless settlement of trades in securities and the holding of uncertificated securities. It avoids the need for share certificates which delay trading. The Articles will permit the holding of the HHG Ordinary Shares under the CREST system and the HHG Directors will apply for the HHG Ordinary Shares to be admitted to CREST with effect from the Demerger Date. Accordingly, settlement of transactions in the HHG Ordinary Shares following the Demerger Date may take place within the CREST system if the relevant shareholders so wish.

CREST is a voluntary system and holders of the HHG Ordinary Shares who wish to receive and retain share certificates will be able to do so.

10.34.4 CHESS Depositary Interests

(a) Introduction

CDIs are units of beneficial ownership in foreign securities, legal title to the securities being held by an Australian depositary entity, the Depositary Nominee.

Each HHG CDI holder will receive a holding statement which sets out the number of HHG CDIs held by it and the reference number of the holding. These holding statements will be provided to holders when a holding is first established and if there is a change in their holding of HHG CDIs.

A summary of the rights and entitlements of HHG CDI holders is set out below. Further information about HHG CDIs is available from the HHG Registry, CHESS or any stockbroker.

(b) Ratio of HHG CDIs to HHG Ordinary Shares

Each HHG CDI will represent one underlying HHG Ordinary Share.

(c) Voting

In order to vote at a meeting of HHG, a HHG CDI holder may:

- instruct the Depositary Nominee, as legal owner of the HHG Shares, to vote the HHG Shares represented by their HHG CDIs in a particular manner – the instruction form must be completed and returned to the HHG Registry prior to a record date fixed for the purpose (the "CDI Voting Instruction Receipt Time") and notified to HHG CDI holders in the voting instructions included in a notice of meeting; or
- assuming that the SCH Business Rules are amended, or a waiver is granted as contemplated by section 10.3, instruct the Depositary Nominee, as legal owner of the HHG Shares, to appoint the HHG CDI holder or a third party nominated for that purpose by the HHG CDI holder as its proxy so that the proxy so appointed may attend meetings and exercise the votes attached to the HHG Shares represented by their HHG CDIs as the Depositary Nominee's proxy. The instruction form must be completed and returned to the HHG Registry prior to the CDI Voting Instruction Receipt Time; or
- convert their HHG CDIs into a holding of HHG Ordinary Shares and vote these at the meeting (this must be undertaken prior to a record date fixed by the HHG Board for determining the entitlement of members to attend and vote at the meeting and, if the holder later wishes to sell their investment on ASX, it would first be necessary to convert those HHG Ordinary Shares back to HHG CDIs). Further details on the conversion process are set out below.

Instruction forms and details of these alternatives will be included in each notice of meeting sent to holders of HHG CDIs by HHG.

(d) Converting HHG CDIs to HHG Ordinary Shares

HHG CDI holders may at any time convert their HHG CDIs to a holding of HHG Ordinary Shares by:

- in the case of issuer-sponsored HHG CDIs, notifying the HHG Registry; or

- in the case of HHG CDIs sponsored on the CHESS sub-register, notifying their CHESS participant.

In both cases, once the HHG Registry has been notified, it will transfer the relevant number of HHG Ordinary Shares from the Depositary Nominee into the name of the holder.

The need to have a written instrument in order to effect a conversion from HHG CDIs into HHG Ordinary Shares means that conversion may take longer to effect than a simple trade of HHG CDIs on ASX.

Holding HHG Ordinary Shares will, however, prevent a person from selling their shares on ASX, as only HHG CDIs will be traded on ASX.

Your broker or the HHG Registry can assist you to convert your HHG CDIs into HHG Ordinary Shares. There may be a fee – the HHG Registry or your broker can advise you of this when you arrange conversion.

(e) **Converting HHG Ordinary Shares to HHG CDIs**

HHG Ordinary Shares may be converted into HHG CDIs and traded on ASX. Holders of HHG Ordinary Shares may at any time convert those shares to:

- issuer-sponsored HHG CDIs – by lodging their share certificate with the HHG Registry and signing the seller side of an Australian Standard Transfer Form; and
- HHG CDIs sponsored on the CHESS sub-register – by lodging their share certificate with their CHESS participant and signing the seller side of an Australian Standard Transfer Form. The participant will lodge the certificate and transfer form with the HHG Registry and instruct the HHG Registry to establish a CHESS holding.

The HHG Registry will then transfer the securities from the holder's name into the name of the Depositary Nominee and establish an HHG CDI holding in the name of the relevant holder. Holding statements will then be issued to the HHG CDI holder.

Your broker or the HHG Registry can assist you to convert your HHG Ordinary Shares to HHG CDIs. There may be a fee – the HHG Registry or your broker can advise you of this when you arrange conversion.

(f) **Dividends and other shareholder entitlements**

HHG is required to treat holders of HHG CDIs, in respect of dividends and other entitlements, as if they were the holders of the underlying HHG Ordinary Shares.

HHG CDIs have all the direct economic benefits of legal ownership (such as the right to receive the same dividends, rights issues and bonus issues) to which direct holders of HHG Ordinary Shares are entitled. If a cash dividend or any other cash distribution is declared in a currency other than Australian dollars, HHG will, for a period of three years from the Demerger Date, convert that dividend or other cash distribution to which CDI holders resident in Australia are entitled into Australian dollars and distribute it to the relevant HHG CDI holders in accordance with the HHG CDI holder's entitlement. Due to the need to convert dividends from Pounds Sterling to Australian dollars, HHG CDI holders may potentially be advantaged or disadvantaged by exchange rate fluctuations, depending on whether the Australian dollar weakens or strengthens against the Pound Sterling during the period between the declaration of the dividend and conversion into Australian dollars.

(g) **Takeovers**

If a takeover bid is made in respect of any of the HHG Shares of which the Depositary Nominee is the registered holder, the Depositary Nominee is prohibited from accepting the offer made under the takeover bid except to the extent that acceptance is authorised by the HHG CDI holders in accordance with the SCH Business Rules. The Depositary Nominee must accept a takeover offer if a HHG CDI holder instructs it to do so.

(h) Other rights

As HHG CDI holders will not appear on the HHG Register as legal holders of HHG Shares, any other right conferred on HHG CDI holders may be exercised by means of them instructing the Depositary Nominee.

(i) Meetings

Where HHG CDI holders instruct the Depositary Nominee to appoint the HHG CDI holder or another person nominated for that purpose as its proxy in accordance with the procedures summarised in paragraph (c) above, the proxy so appointed will be able to attend and vote at meetings as the Depositary Nominee's proxy.

(j) Fees

It is expected that an HHG CDI holder will not incur any additional fees or charges as a result of holding HHG CDIs rather than HHG Ordinary Shares, whether as a result of the implementation of the Demerger or in the future except as described in paragraph (d) above.

(k) Trading in HHG CDIs

Holders of HHG CDIs who wish to trade HHG CDIs will be transferring beneficial title to HHG Ordinary Shares rather than legal title. The transfer will be settled electronically by delivery of the relevant HHG CDI holding through CHESS, thereby avoiding the need to effect settlement by the physical delivery of certificates.

10.35 Nature of financial information

Ernst & Young were re-appointed as HHG's auditors on 9 October 2003.

The financial information relating to the HHG Group set out in the Independent Accountant's report in section 13 of this document does not comprise statutory accounts within the meaning of section 240 of the Companies Act (UK). Statutory accounts of HHG and its subsidiaries have been delivered to the Registrar of Companies for each of the three years ended 31 December 2002. The auditors' reports on those accounts were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act (UK).

10.36 Capital raising by HHG

HHG will not have publicly raised any capital in Australia for three months before the date of lodgement of the ASX listing application and will not seek to raise any capital in Australia for three months after that date.

10.37 Regulation

The HHG Group is subject to regulation in the various jurisdictions in which it operates. The principal regulatory regimes that apply to the HHG Group are the European Union and the United Kingdom, and its primary regulator is the United Kingdom's FSA. In addition, Henderson distributes and offers products in a number of jurisdictions in Continental Europe and the United States, while Towry Law carries on business in a number of Asian and Middle Eastern jurisdictions including Bahrain, Hong Kong and Singapore. This section contains a summary of the principal regulations that are material to the business activities of the HHG Group.

10.37.1 European Union

(a) Overview

The HHG Group's businesses in the United Kingdom and in the other member states of the EU and the EEA are impacted by EU directives, which are implemented through legislation in each member state.

In May 1999, the European Commission launched its Financial Services Action Plan, which specified a number of legislative and other measures with the aim of achieving three strategic objectives:

(i) a single market for wholesale financial services; (ii) open and secure retail markets; and (iii) state-of-the-art prudential rules and supervision. Some of these measures have been adopted and many more are currently under consideration. The aim of the European Commission is to create a fully integrated financial services market in the EU by 2005.

(b) Authorisation and "Passporting" in the EU

Under various EU directives, firms carrying on certain types of financial services business, including life insurance, asset management and financial advisory services, are regulated under the "home country control" principle. Under this principle, the prudential regulation of a firm is the responsibility of the regulatory authority in its jurisdiction of incorporation within the EEA. A firm that has been licensed to conduct business in its home jurisdiction may conduct business in all other jurisdictions of the EEA without being subject to the licensing requirements of those other jurisdictions, provided that it satisfies certain notification requirements specified in the relevant EU Directives (in the case of investment business, the relevant directive is the Investment Services Directive; there are separate directives governing passporting of life and non-life insurance business). These rights to conduct business are known as "passport benefits".

Where an investment firm has obtained a passport to conduct its business in other EEA jurisdictions, each host country regulates the conduct of its business and marketing in that jurisdiction. As a result, investment firms carrying on cross-border business in the EU are required to comply with more than one set of conduct of business and marketing rules, which may conflict with each other. The European Commission considers that this is an unacceptable barrier to the efficient conduct of cross-border business and the Investment Services Directive is currently under review. The review contemplates shifting the conduct of business supervision of cross-border service providers to their home country.

(c) Data protection

The EU Data Protection Directive of 1995 promotes personal data privacy rights and harmonises the data protection laws of member states. This directive regulates the collection, processing and use of personal data and, in particular, prohibits the transfer of personal data to countries outside of the EU unless the third party country ensures an adequate level of protection for that data.

(d) Relevant EU initiatives

There are a number of EU initiatives which have either recently been implemented in the United Kingdom or which are due to be implemented in the near future and which will have an impact on the business of the HHG Group. These include:

- two directives of March 2002 which update regulatory capital standards for life and non-life insurers (these are due to be implemented in September 2003);
- the Insurance Mediation Directive of December 2002 which introduces an EU framework for regulation of insurance intermediaries and brokers. This is due to be implemented in January 2005;
- the draft Risk Based Capital Directive of July 2003 which implements the Basel II proposals for EU credit institutions and investment firms. This is due to be implemented in January 2007 at the earliest; and
- the Financial Conglomerates Directive of December 2002 which is due to be implemented by August 2004.

The effect of these Directives is considered below under the discussion of United Kingdom regulation.

10.37.2 United Kingdom

(a) Overview – statutory regime

The HHG Group's businesses in the United Kingdom are principally regulated by the FSA. Under the FSMA, the FSA is the single regulator for the whole United Kingdom financial services industry (including investment business, insurance and banking), with a wide range of rule-making, investigatory and enforcement powers. In discharging its general functions under FSMA, the FSA must, so far as is

reasonably possible, act in a way which is compatible with the regulatory objectives, which are: market confidence, public awareness, the protection of consumers and the reduction of financial crime.

A number of the FSA's requirements apply generally to all regulated firms (i.e. irrespective of the financial services sector they belong to). Other requirements are specific to the particular type of business the firm conducts (for instance, the capital requirements for insurers are calculated on a different basis to those applicable to banks and investment firms). Requirements which apply to regulated firms generally are considered in the "General FSA requirements" section below. Requirements specific to each of life insurance and investment business are considered separately below.

(b) General FSA requirements

(i) Authorisation by FSA

A firm wishing to carry out one or more of the activities falling within the scope of the FSMA, known as "regulated activities", must apply to the FSA for permission to carry on these activities unless it is exempt from the need for authorisation or it is able to rely on the EU passporting regime outlined above. The regulated activities under the FSMA are set out in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (the "Regulated Activities Order"). They include (among other things): effecting and carrying out contracts of insurance (whether related to life or non-life insurance), investment management, investment advice, dealing in investments and arranging deals in investments. In order to authorise a firm to carry out regulated activities, the FSA must be satisfied that the firm satisfies a number of threshold conditions. These include, in particular, requirements that the firm is adequately capitalised in relation to the business it proposes to carry on and that it is fit and proper to carry out the proposed business.

(ii) FSA's Principles for Businesses

All FSA authorised firms are required to conduct their affairs in accordance with the FSA's Principles for Businesses. There are 11 principles covering a range of matters. In particular, they require a firm to do the following:

- to conduct its business with integrity and with due skill, care and diligence;
- to take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems;
- to maintain adequate financial resources;
- to pay due regard to the interests of customers and to treat them fairly; and
- to deal with its regulators in an open and co-operative way.

Failure to observe these principles is a ground on which the FSA may exercise its powers of intervention (see below).

(iii) Approved persons regime

Under the FSA's "approved persons regime", individuals who exercise certain functions (known as "controlled functions") in a regulated firm are required to be approved by the FSA as fit and proper to perform the relevant function. The persons who need to be approved include, in particular, directors (both executive and non-executive), chief executives and, in large organisations, certain managers below board level who can exert a significant influence on the business, as well as, in the case of an insurance company, its appointed actuary.

(iv) Senior management, systems and controls

The FSA has a number of rules governing a firm's senior management arrangements, systems and controls. In broad terms, these require the appointment of one or more members of senior management (normally, the chief executive) to take responsibility for: (i) the apportionment of significant responsibilities among directors and senior executives so that it is clear who has responsibility for the different areas of the firm's business, and (ii) overseeing the establishment

and maintenance of systems and controls which are appropriate to the particular business. The person with responsibility for these functions is required to be approved by the FSA under its approved persons regime (see above).

(v) Change of control

Under the FSMA, no person (a "person" may also be a company) may become a controller of a United Kingdom regulated entity without the prior approval of the FSA.

A person will be a controller of a regulated entity ("A") if broadly individually or with associates (i) he holds 10% or more of the shares, or is entitled to exercise or control the exercise of 10% or more of the voting power, in A or in a parent undertaking ("P") of A or (ii) he is able to exercise significant influence over the management of A or P by virtue of a shareholding or voting power in A or P respectively.

A person who proposes to take a step which would result in his becoming a controller of a regulated entity is required to submit a written notification to the FSA in a prescribed form. The FSA has three months from the date of receipt of the notice to decide whether or not to approve the person as a controller. The FSA's approval of a new controller is deemed to be given if it receives the prescribed notice and does not object within three months (subject to extension if the FSA requires further information). FSA approval is also required where a person who is already a controller proposes to take a step which would, broadly, result in an increase in his shareholding or entitlement to exercise voting power beyond certain specified thresholds, namely, 20%, 33% or 50%. The approval procedure is the same as that which applies to an acquisition of control.

(vi) Investigation and intervention

The FSA has extensive powers to gather information and commence investigations under the FSMA. The FSA also has a number of disciplinary powers that it can exercise in the event of a regulatory breach. It may issue a private warning or a public censure or impose financial penalties. Ultimately the FSA has the power to vary or withdraw a company's authorisation or to petition for its winding up. The FSA also has the power to take disciplinary action against approved persons, which includes the power to censure or fine without limit or to withdraw a person's approval.

(vii) Consumer complaints and compensation

Rules made by the FSA under the FSMA establish a compensation scheme. The scheme provides for compensation to be paid to customers who suffer losses as a consequence of the inability of a regulated firm to meet its liabilities arising from claims made in connection with regulated activities.

A Financial Ombudsman Service has also been set up under the FSMA. This operates independently of the FSA and covers similar disputes as those handled under the previous regimes including, for example, complaints about mis-selling, unsuitable advice, unfair treatment, maladministration, misleading advertising, delay and poor service in relation to products and services provided by firms.

(viii) FSA Handbook

The FSA has the power under FSMA to amend existing or introduce new rules, which it can do having followed a prescribed procedure which includes a period of consultation and a justification for the change.

(c) Life insurance business

(i) Authorisation to transact insurance business

As indicated in the overview section above, no person may conduct insurance business in the United Kingdom unless authorised to do so by the FSA or passported under EU directives.

In granting authorisations, the FSA will consider an applicant's capital resources, its business plan, its underwriting policies, its reinsurance arrangements and its directors and management.

Only products that fall within the classes of business in respect of which an authorisation is granted by the FSA may be underwritten. The FSA will consider applications to underwrite additional classes of business if all regulatory requirements are fulfilled.

Except for certain limited exceptions, life insurance companies may not engage in non-life insurance business and vice versa, nor may insurance companies engage in any other business activities other than life insurance or non-life insurance, as the case may be. However, a group of companies may engage in life insurance, non-life insurance and other business through different subsidiaries.

(ii) Ongoing review of insurance legislation

The Tiner Report on the regulation of the insurance business was published in October 2002. It identified a number of weaknesses in the existing regime, including the information available to consumers about the products available to them and the investment performance of products, the responsibility placed on management to maintain proper systems and controls and the way in which regulatory capital requirements are calculated. A number of FSA initiatives on matters identified by the Tiner Report are discussed below.

(iii) Regulatory capital requirements and reserves

Introduction

The current regulatory capital regime for United Kingdom authorised insurance companies is derived from various EU directives, and has been in place for many years. In the United Kingdom the detailed rules implementing the EU regime are found in the FSA's Interim Prudential Sourcebook for Insurers ("IPRU(INS)"). This basically reproduces the rules that were previously contained in the Insurance Companies Act 1982, the Insurance Companies Regulations 1994 and other secondary legislation, which were repealed when FSMA came into force in December 2001.

As its name suggests, IPRU(INS) is an interim measure; the FSA is drawing together the capital rules for insurers, banks and investments firms into an Integrated Prudential Sourcebook ("IPS"). For insurers, the IPS will not just replicate the existing rules, it will introduce significant changes to the current regime (see below). The FSA expects the IPS to come into effect for insurers during the course of 2004.

The current regulatory capital regime

Under the current rules set out in IPRU(INS) an insurer must maintain a margin of regulatory capital – the required minimum margin ("RMM"). In simple terms the RMM is a specified surplus of assets over the insurer's liabilities. One third of the RMM, or the fixed amount specified in the rules, whichever is higher, is the guarantee fund. This is the absolute minimum level of surplus required by the regulatory capital regime. The RMM, assets covering the RMM and liabilities are all calculated according to the rules laid down in IPRU(INS).

The formula for the RMM differs depending upon whether the insurer is writing life or non-life insurance business. The precise formula also varies for different classes of business. For class I life insurance, for example, the RMM is broadly a fixed percentage of the mathematical reserves added to a fixed percentage of the capital at risk. Mathematical reserves are, in effect, the insurer's provisions for its life insurance liabilities. For with-profits, for example, these will include the benefits guaranteed to policyholders and an assessment of any discretionary future bonuses. The manner in which these liabilities must be calculated is specified in IPRU(INS). The general principle is that long term liabilities must be determined on actuarial principles and with due regard for the reasonable expectations of policyholders.

Mathematical reserves are based on a calculation of expected future cash flows from in force business. Cash flows comprise anticipated future premiums and anticipated benefit payments payable by the insurer to policyholders. Using a discount rate derived from a rate of return on assets, future cash flows are discounted back to a net present value to give the mathematical reserves. The future cash flows and discount rates are adjusted to cater for possible adverse deviations.

An insurer has to hold sufficient assets to cover its mathematical reserves and RMM, however, not all assets are admissible for this purpose. Assets have to be valued in accordance with valuation rules contained in IPRU(INS). Any asset that does not have a corresponding valuation rule is inadmissible. In addition, even assets that have a valuation rule are limited in the extent to which they are admissible; exposures to asset categories in excess of the limits set out in IPRU(INS) are inadmissible for regulatory capital purposes.

There are certain other types of asset which, with the consent of the FSA, an insurer can use to cover its reserves and RMM. In particular, implicit items, such as expected future profits, can be used if the FSA grants the insurer a waiver from the rule which requires implicit items to be left out of account.

The basic EU regulatory capital regime has recently been modified by two EU directives, known as Solvency I (one directive amends the life requirements, the other the non-life requirements). The Solvency I directive makes relatively minor adjustments to the existing regime, for example increasing the fixed euro amount of the minimum guarantee fund. The EU Commission is also discussing far more radical changes. This project, known as Solvency II, should eventually give rise to a directive, however this is not expected to appear before 2007.

The Integrated Prudential Sourcebook – the Proposed Capital Regime

The FSA has been concerned that the existing insurance regulatory capital regime does not adequately reflect the various risks to which insurers are subject, and it has issued proposals to change the requirements for both life and non-life insurers. These will be contained in the IPS, which will replace IPRU(INS) for insurers during the course of 2004. The FSA published its initial draft of the IPS in CP97. It has subsequently issued further consultation papers on specific aspects.

The approach of the IPS is to identify the various risks to which insurers are subject, such as credit risk, market risk, operational risk and insurance risk. Some of these risks, such as operational risk, are addressed in the IPS by way of guidance on the systems and controls which insurers should put in place to mitigate the risk. Other risks, in particular insurance risk, have an explicit capital requirement. The IPS requirements will supplement, rather than replace, the EU regime. The FSA cannot allow a United Kingdom authorised insurer which is covered by the EU directives to hold less capital than would be required under the directives. The directive-based regulatory capital regime will, therefore, continue to set the minimum capital requirement.

The FSA will require companies to carry out an Individual Capital Assessment ("ICA"), based on which the FSA will be able to vary each insurer's regulatory capital requirements. This will assist the FSA to provide Individual Capital Guidance ("ICG") to firms on a confidential basis. ICG will be set with reference to the specific business and control risks faced by each company and will take account of each company's ICA and any margins elsewhere in the business. Companies that can demonstrate that they have identified and have assessed their risk and have appropriate controls to mitigate those risks are expected to receive a lower ICG. In its consultation paper, the FSA has estimated an initial ICG assessment might result in an ICG increase of 25% of the required capital resources across the industry, varying by firm.

Current FSA rules provide an insurer with two options for valuing shares held in a non-insurance group company – the shares may be valued either on a surplus assets basis or on a market value basis. The insurer may adopt the higher of the two valuations. In CP 145, which was published in July 2002, the FSA expressed an intention to remove the market valuation option which would

mean that insurers would be required to value shares in non-insurance group companies on a surplus assets basis. The FSA stated that it proposed to make this change when the Financial Conglomerates Directive is implemented in the United Kingdom. It is expected that a consultation paper on implementation of this Directive will be published in October 2003 and that implementation may be as early as January 2005.

Twin peaks

For life insurers with with-profits business the IPS will contain some significant changes to the current regulatory capital regime. These changes focus on the calculation of reserves, and require a comparison of the reserves calculated using a modified version of the current rules against a calculation based on a new realistic basis. The FSA has termed this the "twin peaks" approach. The original twin peaks proposals were first contained in CP143 published in July 2002. CP195, published in August 2003, has refined and revised the approach.

Under the realistic peak, a with-profits insurer must calculate a realistic present value of its expected future contractual liabilities together with projected "fair" discretionary bonus payments to policyholders. The assessment of what is a "fair" discretionary bonus payment will depend upon what the policyholders' reasonable expectations are. These in turn will be linked to the FSA's parallel proposals on with-profits governance and, in particular, the requirement that with-profits insurers publish a document called the Principles and Practices of Financial Management (see below) setting out how the insurer intends to exercise its discretion under with-profits policies.

In order to cater for the risk that the assessment of values for assets and liabilities under the realistic peak turns out to be inaccurate, the FSA is also proposing an additional margin or buffer to be added to the realistic reserve calculation. Called the risk capital margin ("RCM"), this will address risk factors, such as market, credit and persistency risks, the effect of which could render the realistic calculation inaccurate.

If the calculation of the realistic peak, including the RCM, produces a reserving requirement in excess of the mathematical reserve peak then the difference will give rise to a capital requirement, the with profits insurance capital component ("WPICC") to cover the difference. In addition, under the FSA's proposals the resilience test, which is currently an adjustment to the mathematical reserves, will become an explicit capital requirement, which will apply to all long term insurance business not just with profits.

The capital requirements

Under the IPS the capital resources requirements ("CRR") for insurers will consist of the sum of the various different capital components. For insurers with with-profits liabilities the CRR will comprise: the long term insurance capital component (an adjusted version of the current RMM); the resilience capital requirement; and the with-profits insurance capital component. For long term insurers with non-profit liabilities the capital requirement will consist of the long term insurance capital component and the resilience capital requirement. In each case, subject to the minimum capital requirements set by the EU directives.

(iv) Long term assets and liabilities and restrictions on dividends

Long term business assets (broadly, those assets backing certain life and health insurance policies), must be kept separate from the assets attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate long term fund or sub-fund must be established to hold all receipts of long term business. Only the excess of assets over liabilities in the long term fund is available for other purposes. In practice, the level of assets held in the long term fund will need to remain well in excess of the insurer's long term liabilities. A life insurance company cannot declare a dividend at any time when the assets of its long term business fund do not exceed the liabilities of its long term business.

(v) FSA returns

All United Kingdom authorised insurance companies must submit annual insurance returns to the FSA, together with audited annual UKGAAP financial statements. In some cases, insurance companies are required to submit more frequent returns. The FSA uses the annual return to monitor the insurance company's regulatory capital, or ability to meet current and future claims payments to policyholders. For a life insurance company, the FSA is also concerned that the company is able to meet policyholders' reasonable expectations and the appointed actuary must sign a certificate as to whether admissible assets are sufficient to cover the life insurance liabilities. The directors are also required to sign a certificate, which includes a statement as to whether the company has maintained the required minimum margin of regulatory capital throughout the year, and whether there has been appropriate segregation of life insurance funds from other funds and operations of the business.

(vi) Auditing requirements and appointed actuary

The process of auditing an insurer's financial statements and part of the annual return must be carried out by a qualified and independent auditor who reports on the truth and fairness of the financial statements. Under certain circumstances, the auditor may issue a qualified report. Failure to produce audited financial statements and the annual return as required by relevant regulations may lead to the imposition of sanctions on the insurer. Each insurer carrying on life insurance business must appoint an actuary who will prepare an annual report for the company's directors in relation to the company's life insurance business quantifying the liabilities and confirming the regulatory capital of the long term business fund. The existing appointed actuary regime will be changed for life insurance firms with effect from next year, as discussed below.

(vii) Customer disclosure requirements

FSA rules require the provision of detailed information to customers in connection with the sale of life insurance policies. The customer must be provided with a "key features" document which contains specified information in relation to the product, such as projections of surrender and maturity values based on the insurer's own charges and expenses and details of commissions and fees. Information similar to that provided by way of a key features document must also be provided to the customer after sale of the product in the form of a post-sale confirmation.

(viii) Principles and practices of financial management

The FSA has published changes to its rules which will require insurance companies which write with-profits business to document, in "Principles and Practices of Financial Management" ("PPFM"), how the directors exercise their discretion in managing with-profits funds. Life insurers with with-profits funds will need to take steps to ensure that their corporate governance structures are clear as to how the directors manage competing interests of different groups and generations of policyholders in accordance with the PPFM and provide an independent assessment of the firm's compliance with the PPFM. Funds closed to new business will have to continue to produce a PPFM for their run-off period. The changes are due to come into effect in March 2004 and will require directors to certify annually that the with-profits business has been run in accordance with the PPFM.

(ix) Role of appointed actuary

The FSA has proposed the abolition of the role of the appointed actuary for life insurance firms. This would have the effect of increasing the responsibility of the board and senior management for actuarial aspects of the insurance business. Under the proposals, life insurers would be required to have a person approved to perform a new actuarial function and life insurers which have with-profits business will also have to appoint a with-profits actuary.

(d) Investment business: general

(i) Authorisation to carry on investment business

As indicated in the overview section above, firms carrying on investment business such as selling investments, arranging deals in investments, managing investments belonging to another person and giving investment advice are required to be authorised by the FSA in respect of the regulated activities which they carry out, unless they fall within one of the exemptions under the FSMA. Exempt persons include "appointed representatives" whose principals accept responsibility for investment business activities carried out on their behalf. Entities in the HHG Group are authorised to undertake a range of investment business.

(ii) Conduct of business rules

Authorised firms are required to comply with the FSA's Conduct of Business rules. These rules contain detailed requirements in relation to, among other things, marketing, provision of pre-contractual information and the entry into and terms of customer agreements, provision of advice, dealing and investment management services, customer reporting and the safeguarding of customer assets. Customers are classified as "intermediate" or "private", with a greater number of rules and protections applying to dealings with private customers. Firms that provide investment advice to private customers are required to ensure the suitability of the products that they recommend.

(e) Investment business: asset management

(i) Bundled brokerage and soft commissions

The FSA has recently proposed changes to its rules relating to the use of bundled brokerage and soft commission arrangements, which are set out in Consultation Paper 176, published in April 2003. The consultation period ended on 10 October 2003. The FSA has indicated that it expects to issue a further consultation paper in January 2004.

Bundling refers to the provision, in addition to trade execution, of certain other services by a broker to an investment manager (such as the provision of research materials or access to the broker's investment analysts) in return for hard commission, payable in cash at an agreed rate on a transaction by transaction basis. These other services cannot usually be purchased separately and are combined or "bundled" with trade execution. Arguably, where an investment manager receives services from the broker in addition to trade execution, it is effectively getting a partial rebate on the commission it paid for the trade execution service. Since, in most cases, no individual price is attributed to the constituent parts of a full broking service, the cost to the investment manager's customer may not be transparent.

Soft commissions are arrangements whereby a broker agrees to pay for services that are supplied directly to the investment manager by a third party (such as market information technology).

The FSA's proposals involve: (i) restricting the goods and services which are additional to trade execution that can be purchased with commission under soft or bundled arrangements; and (ii) limiting the ability of an investment manager to pass through automatically to customers' funds the cost of acquiring additional services.

(ii) FSA Consultation Paper 173

Under the old Investment Management Regulatory Organisation (IMRO) regime, investment management firms were granted a generalised exemption from consolidated supervision. This changed when the FSMA came into effect on 1 December 2001 – under FSMA, investment management firms that do not wish to submit consolidated financial returns are required to apply for a formal waiver of the rules. In its Consultation Paper 173, published in March 2003, the FSA proposed various changes to its rules with the primary objective of clarifying the existing rules rather than modifying them. It also provided some draft guidance on the factors that the FSA will take into account when considering waiver requests. The guidance indicates that, while each case is decided on its merits, the waiver tests are not likely to be met if the firm's group has a consolidated financial resources deficit.

(iii) Operational risk

In its Consultation Papers 97 (issued in June 2001) and 142 (issued in July 2002) the FSA has outlined proposals for issuing guidance in relation to operational risk. The FSA is expecting to issue such guidance in 2004 which, broadly, will outline the systems and controls which the FSA will expect investment firms to put in place with a view to mitigating the operational risks to which they are exposed.

(f) **Investment business: financial advisers**

(i) Polarisation

The so-called "polarisation rules" currently require advisers on packaged products (which include life policies, units in regulated collective investment schemes and stakeholder pension schemes) to be either independent and to advise on products from across the market or to be tied to one company (in which case they can sell only that company's products).

The FSA has published proposals to abolish the polarisation rules (in CP166, published in January 2003). Final rules on the FSA's proposals are expected to be implemented in mid-2004. The key elements of the FSA's proposals are as follows:

- the basic polarisation restrictions will be removed. This will mean that firms will in the future be able to sell not only their own products but also the products of any other provider. Existing tied firms will have to decide whether to continue with a tie to a single product provider or to offer a range of products. Firms that offer a range of products will be expected to recommend those products from the range offered which they consider most suitable for the relevant customer;
- firms will be expected to explain clearly to customers the scope of their advice. They will be obliged to provide customers with an initial disclosure document on first contact which makes clear the scope of advice and provides the customer with certain other key information;
- firms may under the new regime continue to hold themselves out as "independent" or as "IFAs" but they may only do so if: (i) they offer advice across the whole of the market; and (ii) they offer customers the choice of paying a fee for advice;
- the FSA has proposed the abolition of the "better than best" rule which requires that, when an IFA makes a recommendation to a customer to buy a product which is offered by a product provider "connected" to the IFA (for these purposes a provider will be regarded as connected to an IFA if the provider owns 10% or more of the IFA), the IFA should do so only if that product is more suitable than any other product generally available. The FSA has proposed that it will replace the rule with additional customer safeguards, including disclosure of any connection between the IFA and the product provider and modification of the FSA's rules prohibiting unfair inducements so that any holding in, or provision of credit to, an IFA will be regarded as an unfair inducement unless it meets a number of specified conditions.

(ii) Regulation of mortgage advice

The United Kingdom government gave the FSA the power to regulate mortgage lending and administration in 2000 and in December 2001 they announced that the FSA would also regulate mortgage advice and arranging. The FSA's regulation of mortgage lending and advice is scheduled to begin on 31 October 2004.

In relation to mortgage advice, the FSA proposes to impose a suitability requirement on mortgage advisers which will be similar to that applicable to advisers generally. The proposals also impose restrictions on firms describing themselves as "independent". These are identical to those considered in relation to the revised polarisation regime above, i.e. an adviser will not be able to describe himself as independent unless he advises or gives information on a range of mortgages representative of the whole market (as opposed to a limited range of products) and he offers the consumer the opportunity of paying fees for this service.

As regulated entities, mortgage advisers will (to the extent this is not already the case) become subject to the general FSA requirements summarised above (see "General FSA requirements" above) including the FSA's Principles for Businesses and its approved persons regime. Mortgage advisers may under the FSA proposals also be required to maintain a minimum amount of capital in support of their business. The level of capital required is however likely to be relatively low – the FSA has proposed in its consultation paper on the issue (CP 174) that an intermediary (including a mortgage adviser) who does not hold client money and carries out no other regulated activities should hold capital of at least the higher of: (i) £5,000 or (ii) 5% of its annual net brokerage income).

(g) Additional matters

(i) Financial Conglomerates Directive

Within the EU there are currently no rules requiring consolidated supervision across all financial sectors; specifically, the insurance regime and the banking/investment firm regimes are maintained separately. In order to address this gap, the EU adopted (in December 2002) the Financial Conglomerates Directive. This Directive must be implemented in Member States by August 2004.

The Directive applies to groups at least one entity of which is in the banking sector or investment sector and at least one entity of which is in the insurance sector. The group must be either headed by a regulated entity in the EU or 40% or more of its activities must be in the financial sector. Additionally, each of the banking/investment sectors and insurance sectors must be "significant". This is defined to mean that either:

- the average of (a) the ratio of balance sheet total of that financial sector to that of all the financial sector entities in the group and (b) the ratio of the regulatory capital requirements of the same financial sector to the total regulatory capital requirements of the financial sector entities in the group, should exceed 10%; or
- the balance sheet total of the smallest financial sector in the group exceeds 6 billion euro.

The Directive imposes a supplementary prudential capital requirement for financial conglomerates. According to this, regulated entities are required to ensure that own funds are available at the level of the financial conglomerate that are at least equal to the capital adequacy requirements of the conglomerate, calculated in accordance with the Directive. The Directive specifies a number of methods for calculating the requirement – the choice between these methods is at the discretion of the competent authority of the Member State.

The Directive also contains provisions for the monitoring of intra-group transactions and risk exposures. These include a requirement that financial conglomerates have in place adequate risk management processes and internal control mechanisms and a reporting requirement pursuant to which the conglomerate is required to report, at least annually, all significant intra-group transactions and significant risk concentration at the level of the conglomerate.

The FSA has not yet consulted on the implementation of the Directive but is expected to issue a consultation paper in October 2003.

(ii) The draft proposed Risk Based Capital requirements

This draft Directive applies to EU banks and investment firms. It amends the current capital adequacy regime (found in the Banking Consolidation and Capital Adequacy Directives) to take account of the rules proposed by the Basel Committee. This Directive is proposed to be implemented in January 2007 at the earliest. Since the Basel Committee has not yet published a final new Accord, the Directive is at a draft stage and is subject to consultation and amendment as part of the EU parliamentary process.

The current draft Directive proposes a more risk based assessment of capital to be held against credit exposures of a firm together with an extension of eligible collateral and a new charge in respect of operational risk. The extent to which certain "limited licence" investment firms (firms

which do not deal as principal or underwrite or place positions on a firm commitment basis) are required to hold capital against operational risks is subject to consultation and debate. The proposal in the draft directive, stated to be subject to the local regulator's discretion, is that such limited licence firms are exempt from the requirement for an operational risk capital charge.

(iii) Data protection

The United Kingdom introduced the Data Protection Act 1998 ("the DPA") in compliance with its obligations under the EU Data Protection Directive of 1995. The DPA regulates the collection, processing and use of personal data in the United Kingdom.

Under the DPA, data controllers are required to register with the Data Protection Commissioner. Certain members of the HHG Group are registered as data controllers with respect to information relating to the Group's customers.

Data controllers must comply with eight data protection principles set out in the DPA, which seek to ensure that (among other things) personal data is processed fairly and lawfully, is obtained only for a specified purpose and is not kept by the data controller for longer than is necessary. If a data controller fails to comply with any of the eight principles, the Data Protection Commissioner may issue an enforcement notice on the data controller requiring compliance with the principles.

(iv) Money laundering

The United Kingdom Money Laundering Regulations 1993 (as amended) require, broadly speaking, any person who carries out financial services business in the United Kingdom to observe certain administrative procedures and checks, which are designed to prevent money laundering occurring. Failure to maintain the necessary procedures is a criminal offence.

10.37.3 FSA approval of the Demerger

The FSA has given its in-principle approval for the Demerger, having received a number of commitments from AMP and HHG. In particular:

- AMP has committed to make a capital injection into the HHG Group and to assume or repay approximately £1 billion of external corporate debt;
- Pearl has given an undertaking to the FSA that it will restrict transfers to shareholder funds from the Pearl 90:10 fund for as long as policyholder benefits require support, and in any event will not release any capital transfers so accumulated within the fund before 2014 without the prior consent of the FSA (see section 7.5.2); and
- Pearl has also agreed that it will not remove any capital or pay a dividend from Pearl without the prior consent of the FSA.

AMP and HHG have agreed to provide the FSA with any material new information that comes to light prior to the Demerger, which will be taken into account by the FSA before it makes a final decision on the Demerger.

Section 11

Scheme of Arrangement

11 Scheme of Arrangement

Scheme pursuant to section 411 of the Corporations Act 2001 (Cwlth) between:

AMP Limited (ABN 49 079 354 519)

and holders of its **fully paid ordinary shares**

1 Scheme conditions

1.1 Conditions precedent to the Scheme

The Scheme is conditional upon the following conditions precedent:

(a) the passing of the Capital Adjustment Resolution;

(b) the approval of the Scheme by the requisite majority at the meeting of AMP Shareholders convened by the Court pursuant to section 411 of the Corporations Act;

(c) the approval of the Scheme, with or without modification, by the Court making an order under section 411(4)(b) of the Corporations Act;

(d) the approval of ASX for the admission of HHG to the ASX official list and for official quotation of HHG CDIs on ASX, subject only to the Scheme taking effect and such other conditions that are acceptable to the AMP Board;

(e) the lodgement with ASIC pursuant to section 411(10) of the Corporations Act of an office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act;

(f) between the date of the Booklet and the Scheme Meeting, a majority of the directors of AMP recommending and not changing or withdrawing their recommendation to AMP Shareholders to vote in favour of the Scheme;

(g) all Regulatory Approvals being obtained before 9.00am (Sydney time) on the Second Court Date either unconditionally or on conditions reasonably satisfactory to the AMP Board;

(h) the English Court sanctioning the HHG Capital Reduction; and

(i) the underwriting agreement dated 10 October 2003 between AMP, Macquarie Equity Capital Markets Limited and UBS Advisory and Capital Markets Australia Limited not being terminated in accordance with its terms at the Second Court Date.

1.2 Waiver of certain conditions precedent

Each of the conditions precedent in clause 1.1 are for the benefit of AMP. The conditions precedent in clauses 1.1 (g) and (i) may be waived by AMP. Any such waiver must be in writing in order for the waiver to be effective.

1.3 Certificate in relation to conditions precedent

AMP will provide to the Court on the Second Court Date a certificate confirming whether or not all the conditions precedent in the Scheme (other than the conditions in clauses 1.1(c) and (e)) have been satisfied or waived.

1.4 Effective Date

The Scheme will be considered to take effect for all purposes on and from the Effective Date.

1.5 End Date

The Scheme will lapse and be of no further force or effect if the conditions precedent set out in clause 1.1 have not been fulfilled or waived on or before the End Date.

2 Capital adjustment

On the Demerger Date, pursuant to the Capital Adjustment Resolution, AMP will:

(a) reduce its share capital by cancelling the Cancellation Number of Scheme Shares for each Scheme Shareholder; and

(b) convert the Remaining Number of Scheme Shares of each Scheme Shareholder to a larger number of shares equal to the Original Number of Scheme Shares for that Scheme Shareholder.

3 Scheme mechanics

3.1 Application of Cancellation Entitlement

Subject to clause 3.2, the Cancellation Entitlement of each Scheme Shareholder will, on the Demerger Date, be applied by AMP as consideration for the issue by HHG to that Scheme Shareholder of that number of HHG Ordinary Shares which is equal to the Original Number for that Scheme Shareholder on the Record Date.

3.2 Manner of issue of HHG Shares

Subject to clause 3.4, AMP must procure:

(a) in the case of a Scheme Shareholder who is a CDI Holder, the issue of:

(i) the HHG Ordinary Shares to which the CDI Holder is entitled under clause 3.1 to the Depositary Nominee; and

(ii) one HHG CDI for each HHG Ordinary Share to which the CDI Holder is entitled under clause 3.1 to the CDI Holder;

(b) in the case of a Scheme Shareholder who is an Ineligible Overseas Shareholder either:

(i) the issue of the HHG Ordinary Shares to which the Ineligible Overseas Shareholder is entitled under clause 3.1 to the Sale Agent (on the terms of clause 3.3); or

(ii) the issue of:

(A) the HHG Ordinary Shares to which the Ineligible Overseas Shareholder is entitled under clause 3.1 to the Depositary Nominee; and

(B) one HHG CDI for each HHG Ordinary Share to which the Ineligible Overseas Shareholder is entitled under clause 3.1 to the Sale Agent (on the terms of clause 3.3); and

(c) in the case of all other Scheme Shareholders, the issue by HHG of the HHG Ordinary Shares to which the Scheme Shareholder is entitled under clause 3.1 to that Scheme Shareholder.

3.3 Ineligible Overseas Shareholders

As soon as reasonably practicable after the Listing Date, AMP will procure that the Sale Agent:

(a) sells all the HHG Shares issued to the Sale Agent under clause 3.2(b) or clause 3.4(b), as applicable;

(b) accounts to the Ineligible Overseas Shareholder for the proceeds of sale and any income attributable to those HHG Shares (on an averaged basis so that all Ineligible Overseas Shareholders receive the same price for each HHG Share, subject to rounding down to the nearest whole cent); and

(c) remits the proceeds of sale in respect of the Ineligible Overseas Shareholders and any income attributable to the HHG Shares sold under clause 3.3(a), such proceeds and income to be dispatched by mail to the Ineligible Overseas Shareholder's Registered Address by cheque in:

(i) Australian currency drawn on an Australian bank;

(ii) British currency drawn on an English bank; or

(iii) if AMP so decides, the currency of the jurisdiction in which the Ineligible Overseas Shareholder's Registered Address is situated, being converted at the exchange rate between that currency and the Australian currency at a date not more than 15 Business Days after the sale of the last of the Ineligible Overseas Shareholders' entitlements.

3.4 No LSE listing

If AMP, in its absolute discretion, decides not to proceed with the listing of HHG on LSE, AMP must procure:

(a) the issue of the HHG Ordinary Shares to which each Scheme Shareholder is entitled under clause 3.1 to the Depositary Nominee;

(b) the issue of one HHG CDI for each HHG Ordinary Share to which each Scheme Shareholder is entitled under clause 3.1:

(i) in the case of each Ineligible Overseas Shareholder, to the Sale Agent; and

(ii) in the case of each other Scheme Shareholder, to that Scheme Shareholder.

3.5 Instructions to the Depositary Nominee

Each Ineligible Overseas Shareholder, without the need for any further act, irrevocably instructs the Depositary Nominee to do all things necessary, if either clause 3.2 (b)(ii) or clause 3.4 applies, to issue to the Sale Agent HHG CDIs in respect of the HHG Ordinary Shares to which the Ineligible Overseas Shareholder is entitled.

4 Implementation arrangements

4.1 Appointment of agent

Each Scheme Shareholder, without the need for any further act, irrevocably appoints AMP as its agent for the purpose of executing any document or doing any other act necessary to give effect to the terms of the Scheme, including without limitation:

(a) the execution of any form required to effect the issue of HHG Shares to the Scheme Shareholder, the Sale Agent, the Depositary Nominee or any other person in accordance with the terms of the Scheme;

(b) the communication of the Scheme Shareholder's agreement under clause 4.2 and instructions under clause 4.3; and

(c) the enforcement of the HHG Deed Poll against HHG.

AMP, as agent of each Scheme Shareholder, may subdelegate its functions under this clause 4.1 to any or all of its directors and secretaries (jointly and severally).

4.2 Agreement to become a member of HHG

Each Scheme Shareholder who will receive HHG Ordinary Shares agrees to become a member of HHG, to have their name entered in any register of members of HHG and to accept the HHG Ordinary Shares issued to them and to be bound by the memorandum and articles of association of HHG.

4.3 Instructions to AMP

Except for a Scheme Shareholder's tax file number, binding instructions or notifications between a Scheme Shareholder and AMP relating to Scheme Shares or a Scheme Shareholder's status as an AMP Shareholder (including, without limitation, any instructions relating to payment of dividends or communications from AMP) will (to the extent permitted by law), from the Record Date, be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to,

and accepted by, HHG in respect of the HHG Shares issued to Scheme Shareholders until those instructions or notifications are, in each case, revoked or amended in writing addressed to HHG at its share registry.

4.4 Dispatch of holding statements and share certificates

As soon as practicable after the Demerger Date, AMP will procure that HHG sends uncertificated holding statements or share certificates (as applicable) by prepaid post for the HHG Shares to which the Scheme Shareholders are entitled:

(a) in the case of Ineligible Overseas Shareholders, to the Sale Agent; and

(b) in the case of all other Scheme Shareholders to their Registered Address at the Record Date,

unless that Scheme Shareholder has directed otherwise.

4.5 Dealings in AMP Shares by Scheme Shareholders

For the purpose of establishing who are Scheme Shareholders and their respective entitlements, dealings in AMP Shares will be recognised by AMP provided that:

(a) in the case of dealings of the type to be effected on the Clearing House Electronic Subregister System, the transferee is registered as the holder of the AMP Shares on the cum-entitlement register of AMP Shareholders maintained under section 12.2 of the SCH Business Rules on or before the Record Date;

(b) in the case of dealings of the type effected on the Fully Automated Trading and Electronic Registration System of the New Zealand Stock Exchange, the transferee is registered as the holder of the AMP Shares on or before the Record Date; or

(c) in all other cases, if registrable transfers or transmission applications in respect of those dealings are received at the AMP Securities Registry on or before the Record Date.

4.6 Scheme Shareholders' consent

Scheme Shareholders' consent to AMP doing all things necessary, incidental or expedient to the implementation and performance of the Scheme and acknowledge that the Scheme binds AMP and all of the AMP Shareholders from time to time (including those who do not attend the meeting of AMP Shareholders to approve the Scheme, do not vote at that meeting or vote against the Scheme).

4.7 Amendments to the Scheme

Should the Court propose to approve the Scheme subject to any alterations or conditions, AMP may, by its counsel, consent to those alterations of conditions on behalf of all persons concerned (including a Scheme Shareholder).

4.8 Scheme binding

To the extent of inconsistency between the Scheme and AMP's constitution, the Scheme overrides AMP's constitution and binds AMP and all AMP Shareholders.

4.9 Further steps

AMP will execute all deeds and other documents and do all acts and things as may be necessary, incidental or expedient for the implementation and performance of the Scheme.

4.10 Costs

AMP will pay any costs which are payable on or in respect of the Scheme or on any document referred to herein, including, without limitation, all costs and brokerage payable in connection with the issue to Scheme Shareholders, the Sale Agent or the Depositary Nominee of HHG Shares in accordance with this Scheme.

4.11 Governing law and jurisdiction

The Scheme is governed by the law in force in New South Wales, Australia. The parties submit to the non-exclusive jurisdiction of the courts of New South Wales, Australia.

5 Definitions and interpretation

5.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

Aggregate Cancellation Amount means the Australian dollar equivalent to £1,105 million calculated by AMP by reference to Reuters page RBA26 on the Demerger Date (or if that page is unavailable for any reason, an equivalent reference selected by AMP in its sole discretion).

AMP means AMP Limited (ABN 49 079 354 519).

AMP Board means the board of directors of AMP.

AMP Register means the register of AMP Shareholders maintained under section 169 of the Corporations Act.

AMP Securities Registry means Computershare Investor Services Pty Ltd (ABN 48 078 279 277).

AMP Share means a fully paid ordinary share in the capital of AMP.

AMP Shareholder means a holder of AMP Shares.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

Booklet means the booklet containing the explanatory statement as required by Part 5.1 of the Corporations Act relating to the Scheme, notices of meetings in relation to the Capital Adjustment Resolution and the Scheme and other information (including any supplementary information) relating to any or all of the above matters and distributed to AMP Shareholders.

Business Day means a trading day as defined in the Listing Rules.

Cancellation Entitlement means, for each Scheme Shareholder:

$$CN \times VWAP$$

where,

CN is the Cancellation Number.

Cancellation Number means, for each Scheme Shareholder, the number of Scheme Shares equal to:

$$ON \times \frac{ACA}{VWAP \times TSS}$$

where,

ON is the Original Number for that Scheme Shareholder;

ACA is the Aggregate Cancellation Amount;

TSS is the total number of Scheme Shares.

The Cancellation Number may include a fraction of a Scheme Share.

Capital Adjustment Resolution means an ordinary resolution of AMP Shareholders in the form set out in the notice of general meeting contained in the Booklet sent to AMP Shareholders.

CDI means a CHESS Depositary Interest.

CDI Holder means a Scheme Shareholder who has a Registered Address outside the United Kingdom, Ireland, France and the Channel Islands other than any such Scheme Shareholder who is an Ineligible Overseas Shareholder.

Corporations Act means Corporations Act 2001 (Cwlth).

Section 11

Court means the Federal Court of Australia.

Demerger Date means the fourth Business Day after the Record Date or such other date as determined by the AMP Board.

Depositary Nominee means CHESS Depositary Nominees Pty Ltd (ABN 75 071 346 506), a wholly owned subsidiary of ASX.

Effective Date means the date on which the office copy of the Court order approving the Scheme is lodged with ASIC pursuant to section 411(10) of the Corporations Act or such other date as determined by the AMP Board.

End Date means 31 January 2004 or such later date as is specified by the AMP Board and approved by the Court.

English Court means the High Court of Justice of England and Wales.

FSA means the Financial Services Authority.

HHG means HHG PLC (registered in England and Wales, company number 02072534).

HHG Capital Reduction means the capital reduction pursuant to section 135 of the Companies Act 1985 (United Kingdom) referred to in paragraph 10.24 of the explanatory memorandum issued in connection with this Scheme.

HHG CDIs means CDIs, each of which represents a beneficial holding in an underlying HHG Ordinary Share.

HHG Deed Poll means the deed poll so entitled entered into by HHG on or about 16 October 2003.

HHG Ordinary Shares means a fully paid ordinary share in the capital of HHG.

HHG Share means a HHG CDI or a HHG Ordinary Share, as applicable.

Ineligible Overseas Shareholder means a Scheme Shareholder who is a citizen or a resident of a jurisdiction outside Australia or whose address in the AMP Register is a place outside Australia and its external territories, unless AMP is satisfied before the Effective Date that HHG is not precluded from lawfully issuing HHG Shares to the Scheme Shareholder either unconditionally or after compliance with conditions which the AMP Board in its sole discretion regards as acceptable and not unduly onerous.

Listing Date means the date on which trading in HHG Shares (on a deferred settlement basis or otherwise) commences on ASX, LSE or other stock exchange.

Listing Rules means the official listing rules of ASX.

LSE means London Stock Exchange plc.

Original Number means, for each Scheme Shareholder, the number of Scheme Shares held on the Record Date.

Record Date means 5.00pm (Sydney time) on the fourth Business Day after the Effective Date or such other date as approved by ASX.

Registered Address means, in relation to an AMP Shareholder, the address shown in the AMP Register.

Registrar of Companies means the Registrar of Companies in England and Wales.

Regulatory Approvals means such approvals, consents, waivers or other acts from or by Regulatory Authorities as are necessary or, in the reasonable opinion of AMP, desirable to implement the Scheme.

Regulatory Authority includes:

(a) the Australian Prudential Regulation Authority, ASX, ASIC and the Australian Competition and Consumer Commission;

(b) a UK Regulatory Authority;

(c) a government or governmental, semi-governmental or judicial entity or authority;

This page has been intentionally left blank.

ROTHSCHILD

16 October 2003

The Directors
AMP Limited
Level 34
33 Alfred Street
SYDNEY NSW 2000

Dear Directors

Independent Expert's Report on Demerger Proposal

1. Introduction

1.1. The Demerger

AMP Limited ("AMP") is a leading Australian-based financial services company with significant life insurance and wealth management businesses in Australia, New Zealand and the UK. AMP's three main businesses are:

- AMP Financial Services ("AFS"), which includes Australia and New Zealand's largest life insurer and financial planning network;
- UK Life Services, comprising the UK life insurance companies, Pearl, London Life, National Provident Life and NPI; and
- Henderson Global Investors ("HGI"), a fund manager with significant operations in the UK, Europe and Australia.

AMP also owns the Towry Law financial planning group in the UK as well as a number of businesses which can be considered non-core. These include Cobalt and the closed reinsurance and commercial insurance portfolios (principally Gordian and TGI), as well as Virgin Money (a 50:50 joint venture with the Virgin group).

On 1 May 2003 AMP announced a proposal to separate its existing business in Australia and New Zealand from its existing business in the United Kingdom (the "Demerger").

The Australian-based company will retain the "AMP" name after the Demerger and will comprise AFS, HGI's Australian and New Zealand operations, and Cobalt / Gordian. AMP will continue to be listed on the Australian and New Zealand stock exchanges.

N M Rothschild & Sons (Australia) Limited A.B.N. 32 008 458 366

Sydney
Level 16, No. 1 O'Connell Street Sydney NSW 2000
PO Box R237 Royal Exchange NSW 1223
Telephone +61 2 9323 2000
Facsimile +61 2 9323 2040

Melbourne
Level 21, No. 120 Collins Street Melbourne VIC 3000
PO Box 18085 Collins Street East VIC 8003
Telephone +61 3 9656 4600
Facsimile +61 3 9656 4950

Perth
Level 21, No. 140 Saint Georges Terrace Perth WA 6000
PO Box Z 5339 Perth WA 6831
Telephone +61 8 9289 8000
Facsimile +61 8 9289 8010

The UK-based company will be called HHG plc ("HHG") after the Demerger and will comprise UK Life Services, HGI's northern hemisphere businesses (primarily in the United Kingdom and Europe) ("Henderson"), Towry Law and AMP's 50% interest in Virgin Money. The listing of HHG is being sought on both the London and Australian stock exchanges.

For the purposes of this report "AMP" is used to describe the AMP group as it exists both before and after the Demerger; "HHG" is similarly used to describe the UK-based group.

1.2. Capital cancellation and scheme of arrangement

The Demerger will be executed through a capital cancellation and a scheme of arrangement. Further details on the mechanics of the capital cancellation and scheme are set out in the Explanatory Memorandum.

Immediately after the Demerger, existing AMP shareholders (except certain ineligible overseas shareholders) will hold the same broad economic interests in AMP's assets as they do currently, but these will be held in two separately listed companies, AMP and HHG. They will actually hold the same number of shares in AMP and in HHG as they hold in AMP before the Demerger. The market value of an AMP share after the Demerger is expected to be below its current level as a result of the transfer of HHG from AMP to AMP shareholders.

1.3. Financial restructuring of the AMP group

A financial restructuring of the AMP group will be implemented as part of the Demerger. Immediately after the Demerger:

- AMP will have external corporate debt of around $2.6 billion and own 15% of HHG's issued ordinary share capital;
- AMP intends to redeem all the Reset Preferred Securities ("RPS") on issue at their face value of $100, to be financed by an underwritten $1.2 billion rights offer of new AMP ordinary shares (the "AMP Rights Offer");
- HHG will have around £59 million ($148 million) in external corporate debt, its prior liabilities to AMP having been settled, and the balance of its prior external corporate debt having been assumed, by AMP;
- HHG intends to conduct an equity capital raising by 30 June 2004 to raise at least £100 million with interim support from an investment bank (the "Bank") provided by way of an issue of convertible loan notes; the principal purpose of this is for HHG to move to a controlling interest in AMP Invest, the parent company of Henderson, with the balance continuing to be held by the Pearl shareholders' fund; in the event that there is a material adverse change to the business of HHG, the Bank will be able to terminate the agreement and AMP has provided a standby commitment to acquire the convertible loan; and
- all material intra-group guarantees between HHG and AMP will be extinguished.

2. Purpose of the Report

The AMP Board has asked N M Rothschild & Sons (Australia) Limited ("Rothschild") to prepare an Independent Expert's Report to provide the following opinions:

- whether the Demerger is in the best interests of AMP shareholders and the reasons for that opinion;
- as the Demerger includes a capital cancellation, whether the Demerger is fair and reasonable to shareholders as a whole;
- whether the capital cancellation materially prejudices the ability of AMP to pay its creditors;
- whether the methodology of the adjustment to the exercise price of options issued under the AMP executive and employee option plans is fair and reasonable to AMP ordinary shareholders, and to comment on the effect of the adjustment; and

- whether the cancellation of the preference shares ("RPS Preference Shares") which were issued by AMP as part of the RPS structure ("RPS Preference Shares Cancellation") is fair and reasonable to shareholders as a whole.

This letter is a summary of our full report and addresses principally the impact of the Demerger on AMP shareholders. The rationale for our opinions in relation to the ability of AMP to pay its creditors as a result of the capital cancellation, in relation to the adjustment to the exercise prices of options and in relation to the cancellation of preference shares is set out in our full report.

Rothschild is independent of AMP and its remuneration for preparing this report does not depend upon the Demerger or the RPS Preference Share Cancellation being approved.

3. Summary of Rothschild Opinion on the Demerger

The proposal before AMP shareholders is either to vote in favour of the Demerger, as recommended by the Board, or to continue with the current group structure by voting against the Demerger.

It is our view that the Demerger will provide two key benefits which will outweigh the costs and disadvantages. First, we believe that implementation of the Demerger should help to arrest any further decline in the value of AMP arising specifically from the problems faced by AMP's UK Life Services business. As a result of these problems in the UK, AMP has experienced a decline in the perception of its brand in Australia which has caused commercial damage. In the event the Demerger does not proceed, we believe that this brand contagion could continue to have an adverse impact on the value of AMP's shares over time.

Secondly, AMP has a number of businesses attractive to third parties, of which the Australian businesses would be the most prized assets. However, the ability to realise full value for these assets through a takeover of AMP is constrained by its exposure, under the current group structure, to the risks and vulnerabilities of UK Life Services. AMP's attraction to a potential acquiror is therefore likely to be increased by the Demerger which will distance AMP from these risks and vulnerabilities. The Chief Executive of National Australia Bank, which increased its holding in AMP at the end of August 2003, has explicitly confirmed this by commenting that National Australia Bank "has no interest in acquiring AMP while AMP owns its UK business".

There is, in addition, a long-term strategic argument which favours separating the UK business from AMP's Australasian businesses. This argument is based on the fact that the market positions of the Australasian and UK businesses are substantially different. On the one hand, AMP is one of the leading life insurance and wealth management groups in Australia and New Zealand, whilst on the other hand, Henderson is a mid-market player in funds management and UK Life Services is closed to new business. The risk/ reward profiles of AMP and HHG are consequently different and there is little or no economic value in having them both grouped under one corporate structure. The Demerger will allow investors to choose whichever profile suits them, by enabling them to hold shares in either or both of AMP and HHG.

Finally, the basic economic rationale behind demergers is that the combined market value of the two parts will be greater than that of the whole. In the case of AMP, we are of the view that, once the Demerger documentation becomes publicly available, the two key benefits of the Demerger outlined above will then largely be reflected in its share price. This has already risen substantially since August 2003 and is now reflecting the greater degree of certainty associated with the Demerger structure and process. As a consequence (and in the absence of new information being released to the stock market), we do not expect the combined market capitalisations of AMP and HHG immediately after the Demerger to stand at a substantial premium to AMP's market capitalisation following publication of the Demerger documentation (unless AMP becomes immediately subject to a takeover offer, in which case a control premium would be expected to arise). Further, if the Demerger were not to be implemented as a result of shareholders voting against the proposal, it is

our view that the share price of AMP would fall after the vote (assuming the current share price were to be maintained until then).

Our opinion is predicated on the basis that at the date of this report no offer has been made to acquire HHG (in whole or in part) on terms which can be considered preferable to the Demerger proposal. In the event that such an offer is made, Rothschild reserves the right to reconsider its opinion. Subject to this, it is our opinion that the proposed Demerger is in the best interests of AMP shareholders as a whole.

4. Context of the Demerger Proposal

The proposed Demerger represents a significant change in strategic direction for AMP. It is, therefore, important to address the background and rationale for the change in strategy as well as the specific benefits and disadvantages of the Demerger proposal.

4.1. The international expansion of AMP

The businesses which today constitute AMP are a product of the former management's strategy during the last fifteen years to expand the group internationally. In the latter half of the 1980s, AMP was the leading life insurance and wealth management business in Australia with few overseas interests. Following the stock market crash in 1987, the then management decided to increase substantially the scale of their small UK business with a view to capitalising on the perceived growth opportunities in the UK life and savings market. As a consequence AMP acquired London Life in 1989 and Pearl the following year, both UK life insurance businesses.

Following the announcement in 1997 of the intention to demutualise, the Board continued its international expansion and acquired Henderson, National Provident and Towry Law over the next four years. The net effect of this international expansion strategy was that in recent years AMP's UK businesses accounted for around half of AMP's total capital employed.

4.2. Life insurance and equity markets

Favourable investment market conditions through the majority of the 1990s together with an ageing demographic profile increased the demand for life insurance and wealth management products, both in Australia and the UK. The operating profitability of life insurance companies was heavily geared to the performance of equity markets and AMP enjoyed substantial growth during the 1990s as the demand for its products was accompanied by rising equity markets.

The chart below illustrates the performance of equity markets since 1990, showing the strong performance experienced by the US and the UK markets during the 1990s, and the decline from 2000 until earlier this year. It is clear that the Australian equity market did not rise as steeply as the UK or the US markets, but its decline has not been as severe.


Share price (rebased to 100)
500
450
400
350
300
250
200
150
100
50
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
S&P 500
FTSE 350
ASX All ords

Source: Bloomberg

4.3. *Effect of deteriorating equity markets on AMP*

Life companies rely on investment income for a significant proportion of their profitability and on asset values for meeting regulatory capital requirements. During the 1990s UK life companies enjoyed the benefits of strong growth in the equity markets and built up considerable levels of surplus funds ("free assets") over and above those needed to satisfy policyholder liabilities and regulatory requirements. In many cases these funds were augmented by "inherited estates", which were derived principally from the retention of surpluses from previous years. High levels of free assets encouraged life companies to invest heavily in equities in an attempt to increase returns and provided capital for companies such as AMP to fund acquisitions. During this period AMP invested a considerable amount of Pearl's capital by acquiring, inter alia, Henderson and National Provident.

As the equity market declined and interest rates fell, many life companies experienced a reduction in their financial strength. Life funds, such as Pearl, experienced the greatest strain as a result of guarantees payable to with-profits policyholders and many required capital support from their parent company or raised capital themselves. A number of life funds closed to new businesses. Pearl itself became unable to meet its required minimum margin during 2002 and AMP injected around $1.4 billion in additional capital into its UK businesses that year.

4.4. *Change in UK strategy*

Following the appointment of the current Chief Executive Officer in September 2002, AMP announced a strategic review and a management restructuring. This review resulted in the separation of its UK life insurance operations into two businesses – life funds closed to new business and contemporary businesses which continued to sell products – as well as the sale of the manufacturing of non-Australian banking products. The strategic review had a significant financial impact: AMP incurred a $1.6 billion charge, in the form of write-downs in the market value of (mainly) UK subsidiaries and provisions for transformation costs, in the accounts for the year to 31 December 2002.

As the equity market in the UK continued to fall, the new management team at AMP was faced with the challenge of managing the deteriorating capital position of AMP's UK life funds and addressing the continuing adverse impact upon the AMP brand in Australia. Management responded by limiting the downside through reducing the life funds' equity positions and by extending the equity derivatives program, while at the same time exploring longer-term strategic options for AMP. As a result, the Board of AMP announced in May 2003:

- the proposed Demerger;
- further write-downs totalling $2.6 billion in connection with the reduction in value of the UK operations and restructuring provisions; and
- an equity capital raising to facilitate the Demerger through the elimination of financial links between the UK and Australian businesses and the reduction of external debt; this capital raising brought in a total of $1.7 billion from institutional investors and some retail shareholders.

5. AMP's share price performance

The development of AMP since its listing on the ASX in June 1998 is reflected in its share price as shown below.


140
120
100
80
60
40
20
0
Share price (rebased to 100)
FTSE 350 Life Assurance Index
AXA AP
AMP
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03

Source: Iress, Bloomberg

The share price of AMP and its closest Australian listed comparator, AXA Asia-Pacific, show strong correlation over the period from AMP's listing to early 2002. Over that period AMP's share price underperformed the FTSE Life Index in the UK despite the fact that it had more capital invested in the UK than in Australia. From early 2002, however, AMP's share price tracked the FTSE Life Index down, reflecting the equity markets' concern surrounding the capital position of AMP's UK business. In other words, AMP's share price did not reflect the benefits of positive market conditions in the UK in the three years following listing but once the effects of the market downturn on the capital positions of UK life insurers became clear, AMP took on the negative characteristics of a UK life company. More recently, the AMP share price has moved strongly upwards from its low of $4.35 on 7 August 2003 as a result of National Australia Bank expressing an interest in acquiring AMP after the Demerger.

6. Assessment of the Demerger

6.1. Introduction

In forming an opinion on whether the Demerger proposal is in the best interests of AMP shareholders as at the date of this report, Rothschild needs to assess whether the Demerger proposal is the strategic option most likely to deliver maximum value to AMP shareholders over time. In forming an opinion as to whether the capital cancellation is fair and reasonable to AMP shareholders as a whole, Rothschild considers that the same analysis should be used since the Demerger is to be effected by an interdependent capital cancellation and scheme of arrangement.

We have reviewed the strategic options considered by the Board and in our view the three realistic options open to AMP are:

- a sale of HHG, in whole or in part;
- the retention of the current group structure; and
- a demerger.

Since the announcement of the proposed Demerger in May 2003, AMP has received conditional proposals from a number of parties to acquire all or part of HHG. We believe that a trade sale of HHG (in whole or in part) could deliver value to shareholders. As at the date of this report none of these conditional proposals is so advanced or so certain in its terms that it can be considered preferable to the Demerger proposal. However, it is possible that the Board of AMP could reach agreement with one of the parties on mutually acceptable terms following the date of this report. In those circumstances the Board of AMP would have to reconsider its recommendation of the Demerger and advise shareholders accordingly.

In the absence of any concrete offer to acquire HHG, we assess below whether there is greater ability to maximise the value of AMP's assets under the existing group structure or under the Demerger proposal. Our assessment is structured as follows:

- key benefits;
- other benefits;
- costs and consequences;
- other disadvantages;
- risks;
- implications of the Demerger not being implemented;
- valuation considerations; and
- conclusions.

6.2. *Key benefits*

6.2.1. *Commercial rationale for decoupling the UK business*

The underlying commercial rationale for decoupling the UK business from the Australian-based business is driven by the following:

- the potential further damage to the AMP brand in Australia and New Zealand caused by the ongoing challenges in the UK life business;
- the insulation of AMP in Australia and New Zealand from any continuing demands for capital from HHG;
- the operational synergies being along geographic rather than business lines;
- the benefits of senior management focus;
- the different strategic positions of AMP and HHG in their respective markets; and
- the differences between the UK and Australian wealth management markets.

In our view, it is the potential damage to the AMP brand in Australia and New Zealand which is the most critical commercial reason for decoupling the UK business.

6.2.2. *Brand damage*

Critical to any decision by an investor as to where to place funds will be investment performance, pricing, service levels and the brand. The relative importance of these factors will vary from time to time and from individual to individual, but the strength of the brand can be expected to be a significant influence in decision-making.

Market research and empirical data demonstrate that the AMP brand has suffered serious damage since the start of 2002 as financial planners and retail customers have lost confidence and trust in AMP and that the reason behind this lies principally in the problems faced by AMP in the UK. As a result, commercial and financial damage to the business in Australia has been felt, but it has not been as severe to date as it might have been. However, what the data cannot show is the opportunity cost associated with AMP's recent difficulties ie. the additional business which AMP might have gained if the UK problems had not arisen. More critical still is the lasting commercial damage that could be caused by any continuing instability deriving from the UK, which is not out of the question given the weak regulatory capital position of UK Life Services.

The Demerger should help to protect AMP from further value erosion arising from brand damage.

6.2.3. *Removal of structural impediments to a takeover of AMP*

The rise in the AMP share price at the end of August 2003 (resulting from National Australia Bank announcing its interest in AMP's Australian businesses and acquiring shares in AMP) has highlighted the fact that AMP has a number of businesses which are attractive to third parties. However, the ability to realise full value from a takeover of AMP under its current structure is constrained, in particular, by its exposure to the risks and vulnerabilities of its UK Life Services division.

For AMP, its decoupling from these UK risks is likely to increase its appeal to a potential acquiror. This has already been demonstrated by a statement from National Australia Bank's Chief Executive that it "has no interest in acquiring AMP while AMP owns its UK business". AMP's strong market position in Australia and New Zealand could also be attractive to one of the other major banks in Australia which could well see advantage in merging AMP with its own wealth management business to create Australia's premier banking and wealth management group. Similarly, overseas life insurance companies and overseas banks are more likely to be interested in acquiring AMP after the Demerger rather than under its current structure.

For HHG, its separate listing will permit those parties who tabled a bid in the lead-up to the Demerger to revisit the situation and make a formal approach to take over the newly listed company if they feel so inclined. The UK Life Services division is only likely to be of interest to a small number of parties who have experience in managing the run-off of closed life books. On the other hand, Henderson is a respected brand name in the UK market and would be attractive, if Henderson were separately available, to many players in the investment management industry who are seeking to build scale in funds under management with a view to achieving operating efficiencies and greater brand awareness.

We are of the view that the removal of these structural impediments to a takeover of AMP is another key benefit of the Demerger.

6.3. Other benefits of the Demerger

6.3.1. Access to new sources of capital

Following the Demerger, the shares of HHG are intended to be separately listed in London. This would enable that company to access directly the UK capital markets for both equity and debt. It could also provide acquisition currency should the Board of HHG decide to pursue a growth strategy.

6.3.2. Realignment of investor base

The proposed Demerger will allow AMP's shareholders to choose to invest either in AMP or HHG or, indeed, both. In addition, the expected inclusion of HHG in the FTSE250 Index in the UK can be expected to encourage new index-tracker and other funds on to its share register.

6.3.3. Greater transparency for investors

In addition to allowing investors greater choice in their investment exposure to the AMP group, the separation and UK listing of HHG should promote a more transparent valuation of the businesses. In particular, the context of HHG in the wider UK financial services market can be expected to be better understood by UK analysts and investors than it is currently as part of AMP. Financial reporting on the basis of UK GAAP will also facilitate the comparison with similar listed companies in the UK.

6.3.4. Employee incentivisation

Separate compensation plans for AMP and HHG employees will enable incentivisation benefits to be structured around the operating and share price performance of the two listed entities. This will facilitate the better alignment of shareholder and employee interests.

6.3.5. Crystallisation of tax losses

For tax purposes, the Demerger will result in AMP disposing of HHG to its shareholders. This disposal is expected to give rise to a substantial capital loss for AMP. The ability of AMP to take advantage of this after the Demerger will, however, depend upon its ability to generate capital gains in the future.

Removal of the greater proportion of HHG's debt should also increase the likelihood of HHG utilising substantial tax losses incurred in the UK.

6.4. *The costs and consequences of the Demerger proposal*

While the rationale for the proposed Demerger is strong, there have been and will be a number of costs and consequences.

6.4.1. *Impact on the capital structure*

As a result of the Demerger, a number of AMP's existing capital securities will lose part or all of their eligibility as regulatory capital under APRA's guidelines. Most importantly, AMP will not be entitled to treat all of the RPS as Tier 1 regulatory capital. To address this, AMP intends that the RPS will be redeemed at their face value for cash, funded by the proceeds from the AMP Rights Offer. If the AMP Rights Offer does not occur, AMP will explore other alternatives to redeem the RPS. If an alternative cannot be found, AMP may be required, under APRA guidelines, to convert the RPS into AMP ordinary shares.

Additionally, some of AMP's subordinated debt will not be allowable as Tier 2 regulatory capital. AMP intends to pay down $600 million of outstanding subordinated and senior debt prior to 31 December 2003, subject to appropriate pricing and liquidity levels.

6.4.2. *The costs of raising new equity capital*

In the May 2003 announcement of the proposed Demerger it was stated that no further equity capital raising was required to facilitate the Demerger (other than the capital raising accompanying the announcement). However, the AMP Rights Offer will be an equity capital raising, the purpose of which is to fund the cash redemption of the RPS. While this only represents a change in the mix of AMP's capital base, it may be perceived by some investors and market commentators as standing in contradiction to the May statement and may therefore reflect on management credibility.

Additionally, HHG intends to conduct an equity capital raising by 30 June 2004 to raise at least £100 million with support to be provided in the interim by way of an issue of convertible loan notes to an investment bank. If this capital raising does not occur, for example as a result of a material adverse change to HHG's business, AMP will be required to acquire the HHG loan notes. In these circumstances, AMP may be required by APRA to conduct an equity capital raising itself. The HHG capital raising and the contingent capital raising by AMP may be regarded in the same light as the AMP Rights Offer and similarly reflect on management credibility.

The equity capital raisings will also have a number of direct costs such as underwriting and professional fees. For example, the AMP Rights Offer will cost around $18 million (before tax).

6.4.3. *Ongoing links between AMP and HHG*

Although one of the purposes of the Demerger is to decouple HHG from AMP, there will be a number of ongoing links between the two companies:

- AMP will still retain a 15% shareholding in HHG at least until the release of HHG's financial results for the six months to 30 June 2004; this could have a depressant effect on the share price performance of HHG, as AMP will not be regarded by the market as a long-term shareholder;
- AMP may be required to acquire the convertible loan notes in HHG if a material adverse change to the business of HHG occurs; if AMP holds the loan notes to maturity, it may elect to convert the notes into HHG ordinary or preference shares;
- there will be two directors common to both boards; and
- there will be other linkages which will continue after the Demerger (eg. certain indemnities).

6.4.4. *Potential loss of value in UK Life Services*

When life insurance companies close to new business or announce significant corporate change, they generally experience an increase in the number of policies surrendered (known as the lapse rate).

6.8. Valuation considerations

It is our view that the particular circumstances of this Demerger are better suited to a qualitative assessment, rather than a quantitative valuation, of the two listed entities after the Demerger. However, we do set out in our full report the key factors which are likely to influence the market capitalisations of AMP and HHG when separately listed. Underlying this qualitative approach is our view that any meaningful valuation of the two businesses should be carried out by reference to the price at which the underlying shares might trade immediately upon listing. This trading value will, however, be subject to a number of special factors specific to this Demerger, in particular, the various influences on the HHG share price once it is listed. These factors and other general considerations affecting valuation are discussed in detail in Section 9 of our full report.

7. Conclusions

- We have concluded that the Demerger is the strategic option most likely to deliver maximum value to AMP shareholders over time, based on our assessment of the benefits, costs, disadvantages and risks inherent in the Demerger. This conclusion is predicated on the basis that as at the date of this report no offer has been made to acquire HHG (in whole or in part) on terms which can be considered preferable to the Demerger proposal. In the event that such an offer is made, Rothschild reserves the right to reconsider its opinion.
- Subject to this, it is our opinion that the proposed Demerger is in the best interests of AMP shareholders as a whole.
- It is our opinion that the ordinary share capital cancellation is fair and reasonable to shareholders as a whole.
- It is our opinion that the share capital cancellation does not materially prejudice AMP's ability to pay its creditors.
- In relation to the proposed adjustments to the exercise price of the options issued under AMP's executive and employee option plans, it is our opinion that the methodology of the adjustment is fair and reasonable to AMP ordinary shareholders.
- It is our opinion that the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders as a whole.

* * *

Voting for or against the Demerger or the RPS Preference Share Cancellation is a matter for individual shareholders. Shareholders who are in doubt as to the action that they should take in relation to the Demerger or the RPS Preference Share Cancellation should consult their own investment or professional adviser.

This letter is a summary of Rothschild's opinion. The full report from which this summary has been taken is attached and should be read in conjunction with this letter. This opinion is given as at the date of this letter and reflects the circumstances at this time.

Yours sincerely,

Tony Ferguson
Head of Investment Banking

Tony Stuart
Managing Director

Independent Expert's Report on the Demerger Proposal

Contents

Section 12

Section 12

1 INTRODUCTION

1.1 Overview of the Demerger proposal

AMP Limited ("AMP") is a leading Australian-based financial services company with significant life insurance and wealth management businesses in Australia, New Zealand and the UK. AMP's three main businesses are:

- AMP Financial Services ("AFS"), which includes Australia and New Zealand's largest life insurer and financial planning network;
- UK Life Services, comprising the UK life insurance companies, Pearl, London Life, National Provident Life and NPI; and
- Henderson Global Investors ("HGI"), a fund manager with significant operations in the UK, Europe and Australia.

AMP also owns the Towry Law financial planning group in the UK as well as a number of businesses which can be considered non-core. These include Cobalt and the closed reinsurance and commercial insurance portfolios (principally Gordian and TGI), and Virgin Money (a 50:50 joint venture with the Virgin group).

On 1 May 2003 AMP announced a proposal to separate its existing businesses in Australia and New Zealand from its existing businesses in the United Kingdom (the "Demerger").

The Australian-based company will retain the "AMP" name and will comprise AFS, HGI's Australian and New Zealand operations, and Cobalt/Gordian. The HGI operations in Australia and New Zealand will be renamed AMP Capital Investors ("ACI"). AMP will focus on leveraging its position as a leader in life insurance and wealth management in Australia and New Zealand and will continue to be listed on the Australian Stock Exchange ("ASX") and the New Zealand Exchange.

The UK-based company will be called HHG plc ("HHG") and will comprise UK Life Services, HGI's northern hemisphere businesses (primarily in the United Kingdom and Europe) ("Henderson"), Towry Law and AMP's 50% interest in Virgin Money. HHG will be a wealth management business focussed on maximising the value from running off the life businesses within UK Life Services, as well as furthering Henderson's position as a substantial European fund manager. Listing of HHG is being sought on both the Australian and London stock exchanges.

For the purposes of this report the term "AMP" is used to describe the AMP group as it exists both before and after the Demerger; "HHG" is similarly used to describe the UK-based group.

1.2 Capital cancellation and scheme of arrangement

The Demerger will be executed through a capital cancellation and conversion (or share split) ("Capital Adjustment") in conjunction with a scheme of arrangement ("Scheme"). Further details on the mechanics of the Capital Adjustment and Scheme are set out in the Explanatory Memorandum.

Immediately after the Demerger, existing AMP shareholders (except certain ineligible overseas shareholders) will hold the same broad economic interests in AMP's assets as they do currently, but these will be held in two separately listed companies, AMP and HHG. They will actually hold the same number of shares in each of AMP and HHG as they currently hold in AMP. The market value of an AMP share after the Demerger is expected to be below its current level as a result of the transfer of HHG from AMP to AMP shareholders.

Shares in HHG which would otherwise have been transferred to certain ineligible overseas shareholders (mainly shareholders outside Australia, New Zealand, the UK and the US) will be sold on market, and

these shareholders will receive the proceeds in cash. Details on which overseas shareholders are affected are set out in the Explanatory Memorandum.

1.3 Restructuring of the AMP group

1.3.1 Financial restructuring

A financial restructuring of the AMP group will be implemented as part of the Demerger. As a result:

- AMP will have external corporate debt of around $2.6 billion, and own 15% of HHG's issued ordinary share capital which it will be required to hold at least until the date of the release of HHG's financial results for the six months to 30 June 2004;
- HHG will have around £59 million ($148 million) in external corporate debt, its prior liabilities to AMP having been settled, and the balance of its prior external debt having been assumed, by AMP; HHG will increase its direct interest in Henderson to become the majority shareholder, with the balance continuing to be held by the Pearl shareholders' fund;
- the Reset Preferred Securities ("RPS") will be redeemed by AMP out of the proceeds of a rights offer (see below);
- HHG will undertake a £100 million capital raising (see below); and
- all material intra-group guarantees between HHG and AMP will be extinguished.

1.3.2 Redemption of Reset Preferred Securities

If AMP shareholders approve the Demerger proposal, AMP intends that all the Reset Preferred Securities ("RPS") on issue will be redeemed at their face value of $100 per RPS. AMP will undertake an underwritten non-renounceable rights offer of shares in AMP (the "AMP Rights Offer") to fund the cash redemption of the RPS. The proceeds expected from the AMP Rights Offer are approximately $1.2 billion, but this may be reduced in certain circumstances. Further information on the AMP Rights Offer will be set out in the prospectus to be sent to eligible AMP shareholders in late October or November 2003.

If the AMP Rights Offer does not occur, AMP will explore other alternatives to redeem the RPS. If an alternative cannot be found, AMP may be required, under APRA guidelines, to convert the RPS into AMP ordinary shares.

AMP has on issue 11,500,000 preference shares ("RPS Preference Shares") which were issued as part of the RPS structure. The RPS are exchangeable into RPS Preference Shares in certain circumstances. If the RPS are redeemed, there is no longer any reason for the RPS Preference Shares to remain outstanding. AMP is therefore proposing to cancel the RPS Preference Shares for nil consideration, which requires the approval of AMP shareholders ("RPS Preference Share Cancellation"). Implementation of the Demerger proposal is not, however, conditional on the RPS Preference Share Cancellation proceeding.

12

1.3.3 HHG £100 million capital raising

HHG intends to undertake an issue of ordinary shares prior to 30 June 2004 to raise a net amount of at least £100m to complete the recapitalisation of HHG. This may coincide with the listing of HHG on the London Stock Exchange in December 2003 or occur in the first half of 2004. The principal purpose of the capital raising is to move to a majority interest in AMP Invest, the parent company of Henderson.

Support for this fundraising is being arranged with an investment bank ("Bank"). Under the proposed arrangements, the Bank has entered into a commitment with HHG and AMP to subscribe for up to £100 million of convertible loan notes ("CLNs") in HHG. The CLNs will have a yield of 5.5% pa and a maturity of 364 days. It is intended that the CLNs be listed on the London Stock Exchange. On Demerger, the Bank will subscribe for £50 million. If the proposed equity raising is completed prior to 30 June 2004 the £50 million will be repaid and the CLNs cancelled.

HHG has the right to redeem some or all of the CLNs at face value plus accrued interest for cash at any time up to maturity.

If the proposed equity raising has not been completed by 30 June 2004, the Bank will subscribe for the remaining £50m of CLNs. Any CLNs still outstanding at 30 June 2004 (and in limited circumstances before then) can be converted without restriction at the lower of a 5% discount to the prevailing HHG share price or at a price which equals the average of HHG's trading price over its first 20 days of trading. If the CLNs have not been redeemed or converted by the end of the 364-day term, they will be convertible into HHG ordinary shares at a 30% discount to the prevailing market price of HHG shares over the 20 trading days prior to maturity.

The arrangements with the Bank are subject to certain termination provisions, for example, if there is a material adverse change to HHG or certain regulatory clearances are not obtained. To cover this contingency, AMP will provide a standby commitment to subscribe for the CLNs or purchase any outstanding CLNs on issue from the Bank at their face value plus accrued interest. In these circumstances, the restrictions on AMP's ability to sell its shareholding in HHG will lapse. If AMP holds the CLNs to maturity it may elect to convert the CLNs into HHG ordinary or preference shares. The conversion of the CLNs into HHG ordinary shares by either the Bank or AMP should not require any offer to be made to other HHG shareholders.

If these arrangements are terminated and the standby is called, it is possible that (depending upon AMP's overall financial resources at the time, the outcome of asset sales being conducted by AMP and the state of domestic and international financial markets) APRA could require AMP to undertake an equity capital raising to finance this commitment. It is expected that such an equity capital raising would only be required in the event of a series of significantly different outcomes from those currently anticipated.

AMP will meet all costs of the CLNs. HHG will meet the interest charges on the CLNs.

1.4 Important note

The Demerger and the related restructuring are complex and the description of them in this section is a summary only. AMP shareholders should read the Explanatory Memorandum in its entirety before making a decision in relation to the Demerger.

2 SCOPE OF THE REPORT

2.1 Purpose of Report

The Demerger proposal requires the approval of AMP shareholders, as it is being implemented by means of an equal reduction of capital under sections 256B and 256C of the Corporations Act ("Capital Adjustment") and a members' scheme of arrangement ("Scheme") under section 411 of the Corporations Act. The RPS Preference Share Cancellation also requires the approval of AMP shareholders, as it is being implemented by means of a selective reduction of capital under sections 256B and 256C of the Corporations Act.

Sections 256B and 256C do not require that an independent expert's report be prepared in respect of a reduction of capital, although they do require that the capital reduction is fair and reasonable to shareholders as a whole and that it does not materially prejudice the company's ability to pay its creditors (except that this latter requirement does not apply where the reduction involves the cancellation of a share for no consideration, as is the case for the RPS Preference Share Cancellation). Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in respect of a members' scheme of arrangement under section 411. Where there is a common director between the company the subject of the scheme and any other company which is a party to the scheme, this information must include an independent expert's report. The report must state whether the scheme of arrangement is in the best interests of the shareholders of the company that is the subject of the scheme and set out the reasons for the opinion.

Mr Andrew Mohl and Mr Roger (Pat) Handley are common directors between AMP and HHG. Accordingly, the AMP Board has engaged N M Rothschild & Sons (Australia) Limited ("Rothschild") to provide its opinion as to whether the Demerger is in the best interests of AMP shareholders, and the reasons for that opinion. The AMP Board has also asked Rothschild to provide an opinion as to whether the Capital Adjustment is fair and reasonable to AMP shareholders as a whole, whether it materially prejudices AMP's ability to pay its creditors and as to whether the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders as a whole. Rothschild has also been requested to report on whether the methodology of the adjustment to the exercise price of options issued under the AMP executive and employee option plans is fair and reasonable to AMP ordinary shareholders ("Adjustment Methodology"), and to comment on the effect of the adjustment.

Rothschild has prepared this independent expert's report ("IER") solely for the benefit of AMP shareholders in order to assist them in considering the Demerger proposal and the RPS Preference Share Cancellation. The only purpose of this IER is to set out Rothschild's opinion, and the underlying reasons, as to whether the Demerger proposal is in the best interests of AMP shareholders, whether the Capital Adjustment is fair and reasonable to AMP shareholders, whether the Capital Adjustment materially prejudices AMP's ability to pay its creditors, whether the Adjustment Methodology in relation to the exercise price of options is fair and reasonable to AMP ordinary shareholders, and whether the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders. Rothschild is independent of, and not associated with, AMP and its remuneration for preparing this report is not contingent upon the outcome of the vote on either the Demerger or the RPS Preference Share Cancellation.

This IER should not be considered as a recommendation to individual AMP shareholders to vote in favour of the Demerger proposal or the RPS Preference Share Cancellation. AMP shareholders should make their decision on how to vote in respect of the Demerger proposal or the RPS Preference Share Cancellation having regard to their own particular circumstances, including risk preferences, tax circumstances and investment strategy. AMP shareholders who are unsure of the course of action they should take in relation to the Demerger or the RPS Preference Share Cancellation should seek their own investment or other professional advice.

This report forms part of the Explanatory Memorandum to be dated 16 October 2003, which is prepared by the Board of AMP. Details of the Demerger proposal and the RPS Preference Share Cancellation are more fully set out in the Explanatory Memorandum ("Explanatory Memorandum"). AMP shareholders

should read the Explanatory Memorandum in its entirety before making their decision in relation to the Demerger and the RPS Preference Share Cancellation.

2.2 Basis of evaluation

The expression "best interests of shareholders" is not defined in the Corporations Act for the purposes of an independent expert's report on a scheme of arrangement. A scheme of arrangement is a flexible mechanism to implement a wide range of corporate reconstructions. The phrase "best interests of shareholders" has, therefore, a wide meaning and should be interpreted having regard to the circumstances of the scheme under consideration.

In considering whether a demerger proposal is in the best interests of shareholders, the independent expert should consider the main advantages, disadvantages and risks of the scheme in arriving at a balanced view on whether shareholders are likely to be better off over time if the proposal is implemented. This evaluation includes an assessment of the key alternatives to the demerger proposal available as at the date of the opinion. The overall assessment is essentially a commercial judgement by the expert of the effect of the demerger proposal on shareholders, the context in which the demerger is proposed and the practical alternatives available as at the date of the opinion.

Some limited guidance on the meaning of "best interests of shareholders" may be obtained from Policy Statement 75 ("PS75") issued by the Australian Securities and Investments Commission ("ASIC") which comments on the meaning of "fair and reasonable". PS75 does not provide a definition of "best interests of shareholders" but implies that it is similar to "fair and reasonable", which is a concept used in independent expert's reports in the context of takeover offers. PS75 states that "[an] offer is 'fair' if the value of the offer price or consideration is equal to or greater than the value of the securities the subject of the offer", and that as "[an] offer is 'reasonable' if it is fair. It may also be 'reasonable' if, despite not being 'fair' but after considering other significant factors, shareholders should accept the offer in the absence of any higher bid before the close of the offer".

The guidance which PS75 provides needs to be read in the context of a demerger, where, unlike a takeover, there is no offer price by a third party to acquire an interest in the company.

In forming our opinion as to whether the Capital Adjustment is fair and reasonable to AMP shareholders as a whole, we have relied upon our analysis as to whether the Demerger is in the best interests of AMP shareholders on the basis of:

- the pronouncements of ASIC set out above;
- the fact that the Capital Adjustment and the Scheme are interdependent elements to effect the Demerger; and
- the fact that the relative ownership interests of AMP shareholders immediately after implementation of the Demerger will be the same as their relative ownership interests immediately before the Demerger (except for certain ineligible overseas shareholders who, for regulatory reasons, are to receive cash rather than shares in HHG).

In forming our opinion as to whether the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders as a whole, we have had regard to the circumstances surrounding the RPS Preference Share Cancellation and its effect on AMP shareholders as a whole, including that:

- the RPS Preference Shares were issued, and remain, unpaid;
- the RPS Preference Share Cancellation is to be for no consideration; and
- the RPS Preference Share Cancellation is conditional on the RPS being redeemed, in which event there is no reason for the RPS Preference Shares to remain outstanding.

The RPS Preference Shares were issued to the trustee of the AMP Reset Preferred Securities Trust as part of the RPS structure to hold on trust for holders of the RPS in the event that the RPS were required, under their terms of issue, to be exchanged into RPS Preference Shares. The holder of the RPS

Preference Shares is a "member" and "shareholder" of AMP and therefore in forming our opinions as to whether the Demerger proposal is in the best interests of AMP shareholders, and whether the Capital Adjustment is fair and reasonable to AMP shareholders as a whole and whether the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders as a whole, we have had regard to the holder of the RPS Preference Shares. If the RPS Preference Shares are cancelled as contemplated by the Explanatory Memorandum, then these opinions will have no practical relevance to the holder of the RPS Preference Shares as the RPS Preference Shares will cease to exist. However, as the cancellation of the RPS Preference Shares is not a condition precedent to the Demerger proposal, the possibility exists that the Demerger proposal will be implemented but the cancellation of the RPS Preference Shares will not take effect.

In forming our opinion as to whether the Adjustment Methodology is fair and reasonable to AMP shareholders, we have had regard to the circumstances surrounding the Adjustment Methodology, and its effect on AMP shareholders as a whole in order to determine whether the Adjustment Methodology confers a material incremental benefit to holders of options to the detriment of AMP shareholders. In forming this opinion, we have been required to have regard to the holders of AMP ordinary shares only.

2.3 Sources of information

Rothschild has reviewed and relied upon the following information in the preparation of this IER:

- contents of the final draft Explanatory Memorandum;
- drafts of HHG listing particulars;
- discussions with AMP management and its advisers and consultants;
- board papers of AMP and certain of its subsidiaries;
- other strategic, commercial and financial papers prepared by AMP and its advisers;
- correspondence and other documents between AMP and regulatory bodies including the Australian Prudential Regulation Authority ("APRA"), the Financial Services Authority ("FSA"), and ASIC;
- annual reports and Investor Reports for AMP for the 12 months to 31 December 2000, 2001 and 2002;
- half yearly reports and Investor Reports for AMP for the six months 30 June 2001, 2002 and 2003;
- Financial Condition Report for 31 December 2002 in relation to AMP Life;
- the AMP Group Actuary's Report as at 30 June 2003;
- strategic plans for AMP and HHG;
- industry data and reports;
- recent press articles on AMP and its industry;
- broker reports on AMP, the life insurance and wealth management industry in Australia and overseas, listed companies in Australia and overseas which are comparable to AMP and HHG; and
- the other expert's reports commissioned by AMP and contained in the Explanatory Memorandum.

As more fully explained in the Appendix to this report, Rothschild has not undertaken independent verification of this information.

2.4 Terms used and exchange rate

Unless otherwise stated, capitalised terms and acronyms used in this report have the same meanings as set out in the Explanatory Memorandum.

Historic exchange rates have been used when appropriate; otherwise a current exchange rate of $2.5 to £1 has been assumed, unless stated otherwise.

3 THE EXISTING AMP GROUP

3.1 Overview

3.1.1 Business description

AMP Limited is a leading Australian-based financial services company with significant life insurance and wealth management businesses in Australia, New Zealand and the UK. AMP's three core businesses are:

- AMP Financial Services ("AFS"), which includes Australia and New Zealand's largest life insurer and financial planning network;
- UK Life Services, comprising the UK life insurance companies, Pearl, London Life, National Provident Life and NPI; and
- Henderson Global Investors ("HGI"), a fund manager with significant operations in the UK, Europe and Australia.

AMP also owns the Towry Law financial planning group in the UK as well as a number of businesses which can be considered non-core (the "Portfolio Businesses").

AMP Financial Services

AFS competes in the market for financial planning, retail managed funds, risk insurance, retail and corporate superannuation, retirement income products and retail banking. It consists of two main operations – the distribution business comprising 2,100 financial planners in Australia and New Zealand, and a product manufacturing business which provides savings, superannuation, retirement income, investment, risk insurance and retail banking products. These products are distributed by the AFS financial planning networks, third party networks and the AFS direct sales force.

As at 30 June 2003, AFS had over 2.3 million customers and over 3,300 employees in Australia and New Zealand (excluding self-employed financial planners).

UK Life Services

UK Life Services provides investment, savings and life insurance products to customers in the UK holding approximately 5 million policies. It employed about 2,100 employees as at 30 June 2003 and has responsibility for the management and long-term run-off of the closed books of products in Pearl, London Life, National Provident Life and NPI.

Henderson Global Investors

HGI is an international funds management company with around $240 billion in funds under management ("FUM") as at 30 June 2003. It has a leading position in Australia and New Zealand, managing approximately $70 billion in assets (second largest), and a significant position in the UK and Europe, where it manages around $170 billion. HGI also provides a range of investment products to clients in Asia and North America.

HGI's main activities include the management of equities, fixed interest, property and private capital asset classes for a range of retail and institutional investors as well as for UK Life Services and AFS. HGI had 1,444 employees as at 30 June 2003.

Portfolio Businesses

The Portfolio Businesses comprise operations which are considered to be outside AMP's core activities. These include Cobalt and the closed reinsurance and commercial insurance portfolios (principally Gordian and TGI) and Virgin Money, AMP's 50:50 joint venture with the Virgin group. AMP also owns Towry Law, the financial planning group.

AMP has divested a number of portfolio businesses since September 2002, realising approximately $750 million in proceeds. The businesses which have been divested include Cogent (an investment administration company), a residential mortgage portfolio and retail deposits in New Zealand, UK banking, a credit card portfolio and property finance, rural and construction lending portfolios in Australia. AMP is currently reviewing options to realise greater shareholder value from its remaining portfolio businesses.

3.1.2 Development of the AMP group

Australian icon

Since its establishment in 1848, AMP has become an Australian icon. By the 1980s one dollar in every four spent on life insurance in Australia was paid to AMP.

From its beginnings as a mutual society centered on life insurance, AMP has broadened its offering of financial products and services. The increasing popularity of superannuation as an employment benefit in the 1980s was instrumental in AMP's shift away from pure life insurance and it became Australia's largest provider of superannuation products.

AMP's expansion

Having attained a considerable level of success in the Australian and New Zealand markets, AMP decided in the 1980s to broaden its international operations. The UK's life insurance market at that time had a number of similarities with Australia and had the additional attraction of being Europe's largest market for life and pensions, and the third largest market in the world.

Accordingly, in 1989 AMP acquired the insurance mutual London Life. A year later, AMP acquired control of Pearl via a takeover. Pearl, essentially a home service franchise, was a much larger business than London Life with a focus on providing retirement, savings, investment and protection products for lower and middle income customers in the UK. The acquisitions of London Life and Pearl cost over $2.4 billion and brought in more than two million new policyholder households over a two year period. In 1995 AMP expanded its financial services activities by acquiring a 50% stake in Virgin Direct (now called Virgin Money). Virgin Money has the global rights to the Virgin brand for the manufacturing and distribution of retail financial services products.

In 1997, AMP's board and policyholders voted for the demutualisation of the AMP group as a precursor to its listing on the Australian Stock Exchange ("ASX"), which followed in June 1998. AMP's market capitalisation upon listing was around $24 billion.

Henderson plc, a funds management company, was acquired in 1998, again via a takeover, for £382 million ($961 million). The acquisition was made with the aim of strengthening AMP's existing presence in the UK and creating an operation which would be better able to compete by providing a wider range of products and services. At the time, Henderson plc had £14.3 billion (approximately $41 billion) of funds under management; subsequently, AMP's existing asset management operations in Australia and the UK were integrated with it to form Henderson Global Investors.

In 1999 AMP acquired NPI on its demutualisation, paying approximately £510 million ($1.4 billion) to NPI policyholders, and providing capital support of £800 million ($2.2 billion) on commercial terms. NPI was acquired primarily to give AMP a stronger presence in the independent financial adviser ("IFA") sector. As part of the transaction, NPI was closed to new business and a new company, NPI Limited ("NPIL"), was formed to write new business. In 2002 NPI developed a business servicing employee benefits consultants. NPIL has recently been closed to new business.

AMP has been the target of takeover speculation from time to time, particularly during 1999 – 2000, when the Australian wealth management landscape underwent significant consolidation. In March 2000, it was reported that AMP's then Chairman and the CEO had rejected a takeover offer from National Australia Bank in late 1999; the offer was reportedly at a significant premium to the then share price.

In 2001 AMP acquired Towry Law to further improve the financial planning and distribution capabilities of its UK operations ahead of the anticipated deregulation of distribution in the UK. In the same year, AMP acquired Interactive Investor International to add customers and capability to Ample, the fund supermarket which it had developed in-house.

Whilst expanding the business geographically, AMP also increased its Australian scale and product offering with a hostile off-market takeover of GIO Australia Holdings Limited ("GIO") in late 1998. AMP initially acquired a 57% shareholding and then bought out the minorities at the end of 1999 for a total cost of $3.3 billion (including a $700 million capital injection). GIO's reinsurance business incurred significant losses during 1999 and AMP closed that business, recording a $1,208 million abnormal item (consisting of a $216 million loss and $992 million writedown) in the 1999 accounts. The GIO and AMP general insurance businesses were subsequently sold to Suncorp Metway Limited in 2001 for $1.26 billion, with AMP retaining the closed reinsurance and parts of the commercial insurance books of business of GIO and AMP General Insurance (Gordian and TGI).

Life insurance and equity markets

Favourable investment market conditions through the majority of the 1990s together with an ageing demographic profile increased the demand for life insurance and wealth management products, both in Australia and the UK. The operating profitability of life insurance companies was heavily geared to the performance of equity markets and AMP enjoyed substantial growth during the 1990s as the demand for its products was accompanied by rising equity markets.

The chart below illustrates the performance of equity markets since 1990, showing the strong performance experienced by the US and the UK markets during the 1990s, and the decline from 2000 until earlier this year. It is clear that the Australian equity market did not rise as steeply as the UK or US markets, but its decline has not been as severe.


Share price (rebased to 100)
500
450
400
350
300
250
200
150
100
50
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
S&P 500
FTSE 350
ASX All ords

Source: Bloomberg.

Effect of deteriorating equity markets on AMP

Life companies rely on investment income for a significant proportion of their profitability and on asset values for meeting regulatory capital requirements. During the 1990s UK life companies enjoyed the benefits of strong growth in the equity markets and built up considerable levels of surplus funds ("free assets") over and above those needed to satisfy policyholder liabilities and regulatory requirements. In many cases these funds were augmented by "inherited estates", which were derived principally from the retention of surpluses from previous years. High levels of free assets encouraged life companies to invest heavily in equities in an attempt to increase returns and provided capital, for companies such as AMP, to

fund acquisitions. During this period AMP invested a considerable amount of Pearl's capital by acquiring, inter alia, Henderson and National Provident.

As the equity market declined and interest rates fell, many life companies experienced a reduction in their financial strength. Companies with with-profits funds, such as Pearl, experienced the greatest strain as a result of guarantees payable to with-profits policyholders and many required capital support from their parent company or raised capital themselves. A number of life funds closed to new business. Pearl itself became unable to meet its required minimum margin ("RMM") during 2002 and AMP injected around $1.4 billion in additional capital into its UK businesses that year.

Change in UK strategy

Following the appointment of the current Chief Executive Officer in September 2002, AMP announced a strategic review and a management restructuring. This review resulted in the separation of its UK life insurance operations into two businesses - life funds closed to new business and contemporary businesses which continued to sell products – as well as the sale of the manufacturing of non-Australian banking products. The strategic review had a significant financial impact: AMP incurred a $1.6 billion charge, in the form of write-downs in the market value of (mainly) UK subsidiaries and provisions for transformation costs, in the accounts for the year to 31 December 2002.

As the equity market in the UK continued to fall, the new management team at AMP was faced with the challenge of managing the deteriorating capital position of AMP's UK life funds and addressing the continuing adverse impact upon the AMP brand in Australia. Management responded by limiting the downside through reducing the life funds' equity positions and by extending the equity derivatives program, while at the same time exploring longer-term strategic options for AMP. As a result, the Board of AMP announced in May 2003:

- the proposed Demerger;
- further write-downs totalling $2.6 billion in connection with the reduction in value of the UK operations and restructuring provisions; and
- an equity capital raising to facilitate the Demerger through the elimination of financial links between the UK and Australian businesses and the reduction of external debt; this capital raising brought in a total of $1.7 billion from institutional investors and some retail shareholders.

AMP's share price

The development of AMP's share price since its listing on the ASX in June 1998 is shown below. This reflects the impact of the GIO losses and, from mid 2002 to mid 2003, the significant problems experienced in the UK. AMP's writedowns and losses in relation to GIO and its UK subsidiaries have amounted to approximately $5 billion. Most recently, AMP's share price has risen as a result of National Australia Bank increasing its corporate shareholding in AMP in late August 2003, and announcing its interest in AMP's Australian and New Zealand operations.



25
20
15
10
5
0
Share price (A$)
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Acquisition of GIO
September 11th
FY2001 results announced revealing impact of UK under performance
$1bn to be injected into Pearl as part of asset restructure
$1.6bn w ritedow n resulting from UK
$2.6bn in w ritedow ns and $1.7bn capital raising
NAB interest

Source: IRESS.

3.2 Historical financial and operating performance

3.2.1 Overview

The table below summarises the key financial and operating performance measures for AMP.

	2000	2001	2002	1H2003
Financial performance				
Net profit after tax ($m)	1,152	690	(896)	(2,159)
AFS operating margin	346	353	327	172
UKFS operating margin	264	328	211	(18)
HGI operating margin	315	208	192	62
EPS (basic) ($)	1.05	0.62	(0.79)	(1.75)
Dividends per share[1] ($)	0.47	0.51	0.46	0.07
Return on Equity (before other items)	14.3%	7.3%	5.1%	7.2%
Financial position				
Ordinary shareholders' equity ($m)	8,785	9,520	8,533	7,025
Corporate debt ($m)	5,278	4,310	3,788	3,347
Debt to equity ratio[2]	60%	45%	44%	48%
Interest cover[3] (times)	5.5	4.1	3.5	3.6
Embedded value and value of new business[4]				
Embedded Value ($m):				
AFS	5,913	6,386	5,270	5,596
UKFS	5,206	4,925	5,658	3,300
Value of new business ($m):				
AFS	90	188	197	76
UKFS	37	26	37	0

	2000	2001	2002	1H2003
Operating performance				
Total funds under management ($bn) [5]	297	301	265	239
Henderson Global Investors – UK/Europe	224.1	226.4	196.3	170.8
Henderson Global Investors – Australia/NZ	76.5	77.0	70.5	70.4
Externally managed	6	9	9	8
Persistency				
AFS	82.0%	83.8%	83.8%	82.5%
UKFS	89%	89%	88%	85.0%
Cost to income ratio	65%	64%	62%	62%

Source: AMP Investor Reports.
Notes:
1. Dividend franking reduced from 100% in 1999 to 15%.
2. Debt to equity defined as Corporate debt (as defined by AMP) divided by ordinary shareholders equity.
3. Interest cover is defined as profit before income tax, other items, interest expense on corporate debt, RPS distribution and depreciation, divided by interest expense on corporate debt before tax.
4. AMP publishes a range of traditional Embedded Values ("EV") and Values of New Business ("VNB") based on a range of discount rates. These figures assume a 5% risk discount margin over long term Government bond rates.
5. Funds under management in total do not equal to the sum of UK/Europe and Australia/NZ due to UK/Europe managing some of Australia/NZ's FUM.

3.2.2 Financial performance

The consolidated historical financial performance of AMP is summarised below.

$m	2000	2001	2002	H1 2003
AFS	346	353	327	172
UKFS	264	328	211	(18)
HGI[1]	315	208	192	62
Total business unit operating margins	**949**	**889**	**730**	**216**
Discontinuing businesses	34	148	38	30
Corporate office costs	(128)	(102)	(79)	(20)
Total operating margins	**831**	**935**	**689**	**226**
Underlying investment income	511	506	437	208
Interest expense on corporate debt	(278)	(242)	(230)	(94)
Distribution on RPS	0	0	(13)	(35)
Underlying contribution	**1,064**	**1,199**	**883**	**305**
Investment income market adjustment[2]	106	(532)	(388)	12
Profit after income tax before other items	**1,170**	**667**	**495**	**317**
Transformation costs & adjustments	3	(8)	(344)	(375)
Asset sales	-	86	234	(54)
Valuation adjustments	-	-	(1,227)	(2,018)
Goodwill amortisation	(21)	(55)	(54)	(29)
NPAT to shareholders	**1,152**	**690**	**(896)**	**(2,159)**

Source: AMP Investor Reports.
Notes:
2000 includes $99m non-recurring performance fee from Global Technology range of funds.
This adjusts underlying investment income, from normalised to actual investment income.

In 2001 UK Financial Services and HGI's UK and European operations contributed $450 million in operating margins (excluding corporate costs), equivalent to around 50% of the total business unit operating margin (excluding corporate costs and Gordian/Cobalt); however, in the first half of 2003 those business units contributed $2 million, equivalent to less than 1% of the total.

3.2.3 Capital and financial position

Capital resources

AMP's total capital resources as at 30 June 2003 and 31 December 2002 are set out below.

$m	31 Dec 2002	30 June 2003
Equity attributable to ordinary shareholders		
Share capital	5,001	6,423
Capital reserves	510	510
Foreign currency translation reserve	361	(410)
Retained profits	2,661	502
Total	8,533	7,025
Hybrids (RPS)	1,141	1,140
External corporate debt	3,788	3,347
Total capital resources	13,462	11,512

Source: AMP 1H2003 Investor Report.

Equity attributable to ordinary shareholders declined between 31 December 2002 and 30 June 2003 as a result of the $2,159 million half year loss and $771 million decrease in foreign currency translation reserves (due to the strengthening of the $ against the £). This weakening of the capital base has been partially offset by a $1,222 million institutional capital raising (at $5.50 per share) and $230 million raised through the dividend reinvestment plan and underwriting of the 2002 final dividend. The retail offering of $500 million was completed post 30 June 2003 at a price of $4.82 per share.

As at 30 June 2003, AMP also had $2,596 million in life funds not specifically attributed to shareholder or policyholder interests. AMP believes it is likely that a significant proportion of the unattributed life funds will be utilised to support future bonus distributions to policyholders consistent with their reasonable expectations.

Capital deployment

The allocation of AMP's capital by major businesses as at 31 December 2002 and 30 June 2003 is set out below. Around half of AMP's total capital is held in the UK operations.

$m	31 Dec 2002				30 June 2003			
	Tangible Capital Resources	Intangibles	Total Capital	MRR	Tangible Capital Resources	Intangibles	Total Capital	MRR
AFS	3,724	495	4,219	2,066	3,591	735	4,326	1,669
UKFS	6,878	1,060	7,938	5,367	4,886	180	5,066	4,158
Henderson	311	1,028	1,339	268	308	798	1,106	264
ACI	121	171	292	58	161	102	263	75
Virgin	370		370		232		232	-
Discontinuing Businesses	896		896	505	766		766	407
Corporate Office	400		400	34	1,160		1,160	4
Inter BU holdings eliminations	(1,992)		(1,992)		(1,407)		(1,407)	
Total capital resources	10,708	2,754	13,462	8,298	9,697	1,815	11,512	6,577

Source: AMP 1H2003 Investor Report.

Notes:

1. AMP Financial Services includes AMP Banking.
2. Tangible capital resources comprise total shareholder assets invested in businesses less intangibles, shown gross of any holding in another business unit. Intangibles represent EMVONA for HGI, GIO, Arrive Financial Planning, Towry Law, Interactive Investor and NPIL acquisitions and amortised goodwill from acquisition of Pearl, NPIL, GIO and Schroders Property Funds Management. MRR means minimum regulatory requirements. MRR is defined as shareholder net assets being used to meet the minimum capital requirements of all regulatory bodies after taking into account any other resources (eg policyholder retained profits, unattributed equity).

Regulatory capital

The table below sets out AMP's capital by regulatory class (as described by APRA standards) as at 31 December 2002 and 30 June 2003:

$m	31 Dec 2002 Net Assets	Intangibles	Total Capital	30 June 2003 Net Assets	Intangibles	Total Capital
Tier 1	6,920	2,754	9,674	6,350	1,815	8,165
- Equity attributable to ordinary shareholders	5,779	2,754	8,533	5,210	1,815	7,025
- Hybrid (RPS)	1,141		1,141	1,140		1,140
Tier 2	2,080		2,080	1,963		1,963
- Income securities	1,240		1,240	1,240		1,240
- Subordinated debt	840		840	723		723
Total Regulatory Capital	9,000	2,754	11,754	8,313	1,815	10,128
Senior Debt	1,708		1,708	1,384		1,384
Total capital resources	10,708	2,754	13,462	9,697	1,815	11,512

Source: AMP 1H2003 Investor Report.

Equity attributable to ordinary shareholders has declined between 31 December 2002 and 30 June 2003 largely due to the writedown in AMP's UK subsidiaries.

AMP believes that all of its UK life companies and AFS met their required minimum regulatory requirements as at 30 June 2003. Set out below are AMP's best estimates of the free asset ratio ("FAR") for its UK life companies as at 30 June 2003, which is effectively the surplus above the RMM.

	31 Dec 2002	30 June 2003
Pearl	2.7%	1.8%
London Life	2.6%	1.1%
National Provident Life	1.3%	0.4%
NPI Ltd	1.1%	0.7%

Source: AMP.
Note: AMP states that none of its UK life companies except Pearl has any material equity exposures and that the FAR will not be affected by significant moves in equity markets (both positively or negatively). Pearl's equity backing ratio (including property holdings) at 30 June 2003 was 29% (10% in property and 19% in equities).

3.2.4 Operating performance

AMP's traditional embedded value ("EV") and value of new business ("VNB")

The embedded value ("EV") of a life insurer is an actuarial calculation of the economic value of its shareholder capital and the future profits expected to emerge from its existing policies (often called the business in-force). The value of new business ("VNB") of a life insurer is an actuarial calculation of the future profits expected to emerge from the new business written over a specified period (usually 6 months or 12 months).

AMP's historical EV and VNB for each of AFS (excluding AMP Banking) and UK Life Services are set out in the table below.

$m	31 Dec 00	31 Dec 01	31 Dec 02	30 Jun 03
Embedded Value ($m)				
AFS	5,913	6,386	5,270	5,596
UK Life Services	5,206	4,925	5,658	3,300
Value of new business ($m)				
AFS	90	188	197	76
UK Life Services	37	26	37	0

Source: AMP Investor Reports.
Notes:
1. AMP publishes a range of traditional EVs and VNBs based on a range of discount rates. These figures assume a 5% risk discount margin over long term Government bond rates.
2. There is some double counting in the above figures arising from AMP (UK) plc preference shares held by AMP Life's statutory funds ($1,164 million, $1,231 million, $453 million and zero as at 31 December 2000, 2001, 2002 and 30 June 2003 respectively).

Section 12

Investment markets and the resultant corporate restructurings in 2002 and 2003 have had a significant adverse impact on both the EV and VNB of the UK operations, notwithstanding net transfers in of £929 million ($2,286 million) over 2002 and 2003.

Persistency

Persistency measures the extent to which customers' assets are retained compared to the prior year. A lower persistency ratio means that the business has experienced a higher level of outflow in the form of maturities, surrenders and partial withdrawals. There are a number of reasons for a lower persistency ratio from one year to the next, including lower consumer confidence in investment markets, lower confidence in wealth managers generally, and/or the particular life insurer's ability to meet policyholders' liabilities.

AMP's persistency ratios in Australia and the UK have declined over the last twelve months. It is difficult to separate the reasons for the decline in persistency between AMP specific factors (such as the closure to new business) and general market factors. The persistency ratios are summarised in the table below:

	1999	2000	2001	2002	1H2002	1H2003
Persistency - AFS	84%	82.0%	83.8%	83.8%	84.8%	82.5%
Persistency - UKFS	92%	89%	89%	88%	88.3%	85.0%

Source: AMP (excludes AMP Banking for AFS).

Funds under management ("FUM")

AMP's HGI operations experienced strong growth in FUM over 1998 to 2000, with a cumulative average growth rate ("CAGR") of 29% pa. From the end of 2001 to June 2003, HGI's FUM slowed due to negative market returns and a dramatic slowdown in net inflows. During 2002, redemptions more than offset product inflows.

Total funds under management, 1998 to 1H2003


Assets under management (A$bn)
350
300
250
200
150
100
50
0
$179
$262
$297
$301
$265
$239
1998
1999
2000
2001
2002
H103
HGI managed
Externally managed

Net product cashflows, 1998 to 1H2003


Net product cashflow (A$bn)
30
25
20
15
10
5
0
-5
-10
21.60
25.57
17.96
-6.07
-4.16
1999
2000
2001
2002
H103

Source: AMP Investor Reports.
Note: Net product cashflows for India and Japan (2002) have not been included.

Costs

Historic cost to income ratios across each of AMP's business units are set out below.

	2000	2001	2002	1H2003
AFS (exc. AMP Banking)	46%	43%	43%	40%
UKFS	65%	64%	64%	72%
Henderson[1]	70%	68%	69%	83%
ACI	n/a	n/a	n/a	59%
AMP Banking	n/a	105%	99%	98%
Group	65%	64%	62%	62%

Source: AMP Investor Reports
Note: 2000-02 costs for Henderson include Australia/NZ.

Cost to income ratios have declined modestly over the period for AMP as a whole, as management has implemented cost reductions to mitigate revenue declines.

3.3 Capital structure

3.3.1 Fully paid ordinary shares

At 30 June 2003, there were 986,921 holders of AMP's ordinary fully paid securities. The top ten shareholders account for 37.8% of the ordinary shares on issue:

	Major registered shareholders at 30 June 2003 Shareholder	Number of shares	%
1	National Nominees Ltd	114,123,374	8.0%
2	Westpac Custodian Nominees Ltd	113,443,515	8.0%
3	Chase Manhattan Nominees Ltd	91,987,501	6.5%
4	Citicorp Nominees Ltd	65,166,519	4.6%
5	RBC Global Services Australia Nominees Pty Ltd	37,512,703	2.6%
6	Queensland Investment Corporation	30,200,108	2.1%
7	Commonwealth Custodial Services Ltd	24,851,866	1.8%
8	AMP Life Ltd	21,680,667	1.5%
9	ANZ Nominees Pty Ltd	20,805,277	1.5%
10	Cogent Nominees Pty Ltd	16,915,564	1.2%
	Total	**536,687,094**	**37.8%**
	Other shareholders	882,931,899	62.2%
	Total	**1,419,618,993**	**100.0%**

Source: Computershare Investor Services Pty Limited.

AMP has a large number of retail investors resulting from its demutualisation and listing in 1998. At 30 June 2003, approximately 95% of AMP's shareholders held between 1 and 2,000 shares which represented 33% of issued capital.

Distribution of shareholdings at 30 June 2003 Categories	Number of shareholders	% of capital
1 - 1,000	824,855	22.2%
1,001 - 2,000	108,935	10.7%
2,001 - 5,000	41,985	8.9%
5,001 - 10,000	7,367	3.7%
10,001 - 100,000	3,526	5.7%
100,001 - over	253	48.8%
Total	**986,921**	**100.0%**

Source: Computershare Investor Services Pty Limited.

As at 30 June 2003, AMP had 22,752,535 options granted over unissued ordinary shares. Currently all options are out of the money with an exercise price ranging from $14.28 – $20.46 (there are also 484,297 options with an exercise price ranging from £5.25 to £5.75, the majority of which will lapse by the end of October 2003).

3.3.2 Reset Preferred Securities ("RPS")

AMP had $1,150 million in RPS on issue as at 30 June 2003 (with a face value of $100 per RPS). 11,500,000 RPS were issued in 2002 at $100 each with distributions payable twice yearly in arrears. The annual distribution rate is currently set at 8.62% until the first reset date on 24 October 2007.

Under certain conditions, AMP may cause the redemption of the RPS or require conversion of the RPS into AMP ordinary shares. These include the occurrence of a regulatory event (eg. where there is a change in relevant laws or there is a material risk that AMP is not able to treat all of the RPS as Tier 1 regulatory capital under APRA guidelines), a tax event (eg. where there is a change in relevant tax legislation) or a change in control in AMP.

At each reset date and upon the occurrence of certain specific events, holders of RPS may request conversion into ordinary shares of AMP. The conversion ratio is determined by reference to an average of the daily volume weighted average prices of AMP ordinary shares sold in the 20 trading days immediately preceding conversion. Until the first reset date (24 October 2007) the conversion discount currently available to RPS holders is 2.5% to the prevailing market price (subject to certain conditions).

The graph below shows the trading range of the RPS' since listing in October 2002. As the graph shows, the RPS have been trading at a significant discount to prior levels since the profit warning in January 2003, but recovered in August 2003 following speculation that AMP might redeem the RPS as part of the Demerger proposal.


106
104
102
100
98
96
94
92
90
88
86
Share price (A$)
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03

Source: IRESS.

3.3.3 Perpetual Income Securities

Perpetual Income Security floating rate notes were issued in 1999, with a face value of $100 per note. The note pays a floating interest rate of 1.3% over the 90 day Bank Bill Rate, reset quarterly in advance. The issuer may redeem the whole or partial amount of the notes any time after 10 February 2005 by repaying the face value.

3.3.4 Debt and credit ratings

As at 30 June 2003, AMP had total external corporate and operational debt of $6.6 billion, of which $3.3 billion related to corporate debt with the balance being operational debt attributable largely to funding the banking operations.

$m	Corporate	Operational	Total
Subordinated bonds/notes	723	420	1,143
Income Securities	1,240		1,240
Subordinated Debt (Tier 2)	1,963	420	2,383
Senior Debt	1,384	1,108	2,492
Deposits-in		1,717	1,717
Other		1	1
Total Debt	3,347	3,246	6,593

Source: AMP.
Note: Excludes operational debt in the UK.

There are two types of credit ratings typically assigned to life insurers – counterparty credit ratings (which measure the overall credit rating of the group/ company) and the insurer financial strength rating (which measures the insurer's ability to meet policyholder liabilities).

Following the $2.6 billion writedowns announced by AMP on 1 May 2003, Standard and Poor's ("S&P") downgraded a number of AMP group entities on 14 May 2003. In addition, as a result of the uncertainties surrounding the Demerger and the difficult operating environment, these entities were placed on a negative rating outlook. The financial strength and counterparty credit rating for the various entities within the AMP Group before and after the 14 May 2003 announcement by S&P are set out below:

Entity	S&P (post 14 May)	S&P (pre 14 May)
AMP Life (financial strength rating)	A+	AA-
AMP Group Holdings Ltd	BBB+	A-
AMP Bank	BBB+	A-
Pearl Assurance PLC (financial strength rating)	BBB	BBB+
National Provident Life Ltd (financial strength rating)	BBB	BBB+
NPI Ltd (financial strength rating)	BBB	A

Source: Standard & Poor's.
Note: NPI Ltd was downgraded from BBB+ to BBB on 23 June 2003.

As at the date of this report, there has been no change to these ratings following the release of AMP's first half 2003 results on 20 August 2003.

3.3.5 AMP's Position in the Capital Markets

As at 9 October 2003, AMP was the 11th largest company on the ASX by market capitalisation. AMP's significant presence on the ASX is evidenced by its weighting on the various ASX indices. In addition, AMP has a presence in various global indices, encouraging international interest in the Group. The index weightings as at 9 October 2003 are set out below:

AMP weightings Index	Weight (%)
S&P/ASX 200 Insurance	34.61
S&P/ASX 200 Financials ex Property trusts	4.78
S&P/ASX 200 Financials	3.91
MSCI Australia	2.439
MSCI World	0.051

Source: IRESS / ABN AMRO.

4 WEALTH MANAGEMENT OVERVIEW

4.1 Australian / New Zealand wealth management industry

The term "wealth management" has a broad definition and encompasses savings, investments, life insurance and credit products, as well as other services such as financial planning, research and broking. The sub-sectors of the wealth management industry most relevant to AMP's Australian businesses are life insurance, financial planning and funds management.

4.1.1 Life insurance

Key participants

As at 30 June 2003, there were 39 separately registered life insurance companies operating in Australia as part of 34 groups. Six groups – AMP, AXA Asia-Pacific and the four major trading banks (ANZ has a joint venture controlled by ING) – have a combined market share of approximately 80% measured by reference to statutory fund assets.

Statutory fund assets (the assets within the life insurance companies) and total premiums (funds placed with life insurance companies) are often used to measure the size and business generating ability of life insurance groups. The table below sets out the key dimensions of the top six life insurance groups in Australia:

Group	Statutory Fund Assets ($bn)	Market Share
AMP	**52.0**	**28%**
NAB / MLC	32.6	18%
CBA / Colonial	24.5	13%
ING / ANZ	19.3	10%
National Mutual / AXA	17.0	9%
Westpac	11.4	6%

Group	Total Premiums ($bn)	Market Share
AMP	**8.1**	**22%**
NAB / MLC	6.6	18%
ING / ANZ	4.6	13%
CBA / Colonial	3.7	10%
Westpac	3.2	9%
National Mutual / AXA	2.7	7%

Source: APRA Life Insurance Market Statistics, December 2002.

Size of the Australian life insurance market

The Australian life insurance industry as at 31 December 2002 managed approximately $185 billion in assets backing both Australian ($180 billion) and foreign ($5 billion) liabilities. The assets backing Australian liabilities have grown at a compound rate of 8% pa since 1988.


Total Life Office Assets (June 1988 - March 2003)
$bn
200
160
120
80
40
0
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Dec-02
Mar-03

Source: APRA's Life Insurance Trends, March 2003.

Superannuation became increasingly popular in Australia in the 1980s, and the life insurance industry became more reliant on superannuation products for new business and asset growth. Superannuation business is now the dominant component of life insurance business in Australia, representing approximately 87% of total life insurance assets as at 31 December 2002 (versus 60% in 1988), and 88% of life insurance premiums in 2002.

Total superannuation assets in Australia exceeded $500 billion as at March 2003. Approximately 30% of these assets are held in life insurance policies with the remainder in industry, public, corporate and other superannuation funds. Total superannuation assets have grown at over 12% pa from 1988 and superannuation assets held in life insurance policies have grown at over 10% pa since 1988 as shown below:


Superannuation Assets in Australia (June 1988 - March 2003)
Total Superannuation Assets
Superannuation Assets in Life Offices
$bn
600
500
400
300
200
100
0
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Dec-02
Mar-03

Source: APRA's Life Insurance Trends March 2003.

Life insurance products

Products offered by life insurers in Australia can be grouped into four main categories:

- Contemporary investment products are investment-linked products (where the amounts paid to policyholders depend upon the investment performance of the underlying policyholder funds), which now represent over 60% of life insurance premiums in Australia.
- Mature (or conventional) products include endowment insurance (where the policyholder pays a regular premium and the insurer pays the sum insured to the policyholder upon death or at maturity date, whichever occurs first) and whole of life insurance products (which are similar to endowment policies but with a longer maturity). Almost all of these policies in Australia and New Zealand are participating, which means that policyholders participate in the profit made by the life insurer. In Australia, at least 80% of the profits arising from participating policies must be distributed to the policyholders. Other mature products include investment accounts and retirement savings accounts (which provide a capital guaranteed return). Most life insurers in Australia no longer write the majority of these products, as they effectively required life insurers to guarantee a payment of a specified amount in the future and/ or are capital guaranteed. The policies in force currently continue to generate significant profits for the life insurance industry.
- Risk products consist mainly of term, trauma and disability and income protection products and represent approximately 11% of total premiums in Australia. Risk products grew strongly in the first half of 2003.
- Annuities and allocated pensions comprise the remainder of the life insurance market in Australia. Growth in annuities and allocated pensions is expected to continue and increase in the future as the "baby boomers" approach retirement.

Section 12

Recent developments

A major factor affecting the life insurance industry and broader wealth management industry in Australia has been the downturn in global equity markets over the last two to three years. The downturn has resulted in negative investor sentiment, lower asset values and lower or even negative net inflows, placing additional pressure on the profitability of life insurers.

Despite these recent challenges, the long-term outlook for the Australian wealth management industry remains positive. The Australian Treasury's Retirement Income Modelling Taskforce recently forecast growth in superannuation assets in Australia at approximately 8% pa until 2011, when the total superannuation funds are expected to reach $1 trillion. Key drivers of the growth in superannuation assets continue to be compulsory employer superannuation contributions (currently at 9% of salaries), a tax environment which favours retirement savings and Australia's ageing population. These are not expected to change in the near future. Increasing community awareness and concern regarding financial security in retirement are the other key drivers of the continued growth in superannuation and life insurance products. "Member Choice" legislation (which is being considered by the Australian parliament) could provide life insurers with additional opportunities as more companies outsource the provision of superannuation services.

Historically, the majority of life insurance products in Australia have been distributed through "tied" agency networks (ie. the agents essentially sold only one insurer's products). As open architecture has developed, these agency networks have evolved and currently most life insurance products are distributed via financial planning networks (both aligned or owned dealer groups and independent financial advisers) and bank branch networks.

The additional main trends that have affected Australian life insurance recently include:

- increased concentration in the industry as a result of mergers;
- increasing recognition of financial planners as the most important distribution channel;
- margin pressure;
- continuing popularity of platforms (master trusts and wrap accounts);
- increasing regulatory interest in the operation and capital positions of life companies, particularly on product disclosures, licensing, the quality of advice, transparency of fees, and the quality and quantity of capital; and
- efficiency advancements through technology.

Key earnings drivers for the industry include asset growth and operating efficiency. Drivers of asset growth include brand, distribution network, investment performance and to some extent product innovation and quality of service. Efficiency is mainly achieved through scale and/ or cost control.

4.1.2 Financial planning

Key participants

The financial planning industry in Australia is the distribution engine for wealth management products. In the quarter to March 2003, around 45% of all retail inflows to fund managers were sourced through financial planners. Each of the top four commercial banks, AXA Asia-Pacific and AMP have significant financial planning networks, owning a number of dealer groups. The past few years have seen the major banks and AXA Asia-Pacific building up their financial planning networks organically and via acquisitions.

There were over 14,000 financial planners in Australia in 2002. The top ten dealer groups are shown below:

Dealer Group	No. of FPs 2002	No. Offices	Major Shareholders
AMP Financial Planning	1,470	900	AMP
Professional Investment Services	1,284	806	Private (including Norwich - 9%)
Count Wealth Accountants	1,085	520	Listed (including Lambert family - 24%)
Westpac Financial Planning & Advice	721	na	Westpac
AXA Financial Planning	650	na	AXA Asia-Pacific
Commonwealth Financial Planning	566	993	Commonwealth Bank
Garvan Financial Planning	421	380	National Australia Bank
Charter Financial Planning	357	na	AXA Asia-Pacific
National Australia Financial Planning	321	200	National Australia Bank
ANZ Banking Group Limited'	318	232	ANZ

Source: Money Management Top 100 Dealer Groups, October 3, 2002.

The top three life companies and the four major banks own equity in dealer groups with which approximately 50% of financial planners in Australia are affiliated.

Financial Services Groups	No. of FP's 2002
AMP	1,714
National Australia Bank	1,547
AXA	1,154
Commonwealth Bank	981
Westpac	891
ING	619
ANZ	468

Source: Money Management Top 100 Dealer Groups, March 13, 2003.
Note: AMP excludes New Zealand planners, para planners and provisional planners.

Effect of poor equity markets

The Australian financial planning industry has been affected by the poor performance of equity markets. As a result:

- investor demand for equity products has slowed down significantly over the past 18 months;
- as dealer groups and financial planners earn revenues based on a percentage of funds under advice, the profitability of dealer groups has come under pressure accordingly; and
- investors are questioning the quality and trustworthiness of advice provided by financial planners.

This last trend has been illustrated in a recent survey conducted by ASIC on the financial planning industry, which called into question the quality of advice provided by financial planners belonging to a wide range of dealer groups.

Recent developments

In an increasingly open architecture environment, two important developments have been the need by financial planners to offer their clients a range of investment products from a number of different product providers (which has had the effect of increasing the influence of asset and research consultants), and the rise of master trusts and wraps. These are discussed below together with a brief commentary on other recent developments in funds management.

4.1.3 Funds management

Key participants

Fund managers (also called asset or investment managers) are responsible for investing funds on behalf of their clients, both retail and wholesale. Retail funds are sourced mainly from the various platforms (i.e.

master trusts and wraps), unit trusts or directly from individuals. Wholesale funds mainly represent funds managed for superannuation funds and insurance companies.

The funds management sector in Australia can be characterised by a number of large fund managers which offer a broad range of investment services, and a large number of specialist boutique managers. The chart below shows the top six participants in the funds management industry in Australia as at March 2003, setting out each manager's FUM and market share:


Wholesale Funds
Retail Funds
FUM A$bn
Market share (%)
100.0
80.0
60.0
40.0
20.0
0.0
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
12.2%
9.5%
6.8%
6.5%
6.1%
4.8%
36.0
42.5
30.0
31.1
16.2
27.5
26.4
15.2
0.5
38.8
15.5
15.1
CBA / Colonial
AMP / ACI
Macquarie
ING / ANZ
State Street
BT/Westpac

Source: Rainmaker March 2003.
Note: Retail FUM has been calculated by subtracting wholesale FUM from total consolidated FUM as published by Rainmaker.

Industry growth

The funds management industry in Australia has experienced strong growth over the last five years with an annual growth rate of 13% pa. The drivers behind this growth include government initiatives such as the compulsory employer superannuation contribution as well as Australia's ageing population, which has accumulated wealth and is moving away from banking services towards wealth management products and advice. Despite the downturn in global equity markets over the last three years, the strength of these underlying drivers is likely to continue to support long term growth in the market. The Reserve Bank of Australia has recently forecast growth in funds under management of approximately 10% pa from 2002 to 2015.


Australia Funds under Management
A$bn
2,500
2,000
1,500
1,000
500
0
60
100
204
315
621
967
1,507
2,350
1980
1985
1990
1995
2000
2005e
2010e
2015e

Source: Reserve Bank of Australia, 2003.

Premiums have increased in a similar manner, with the greatest amount of growth emanating from single premium products. These tend to be investment based products, such as with-profit bonds. The chart below shows the trend:

Premium income received on UK business


140
120
100
80
60
40
20
0
(£bn)
33.6
61.3
72.1
88.3
116.4
92.9
1990
1997
1998
1999
2000
2001
Health and Industrial
Single
Regular

Source: Association of British Insurers

Products and distribution

Products in the UK historically tended to be regular premium participating policies, ie. with-profits policies. These policies provide for policyholders to participate by way of bonuses on a 90:10 basis in the profits, with shareholders receiving as a transfer from the life fund one ninth of the cost of policyholders' bonuses. Increasingly, however, unit-linked and single premium products are being sold. Products comprise life, personal pensions, group pensions, savings and investments (particularly with-profit bonds), critical illness and healthcare. Endowment policies, which were commonly associated with house purchases, have declined in popularity and many life companies no longer write such business. Personal pensions remain a significant part of new business statistics, although protection products have shown good growth.

Products have been sold through a multiplicity of channels including IFA, direct sales forces, bank branches, telesales and off-the-page advertising. The IFA sector has steadily increased its market share and now accounts for some 59% of new business. Direct sales forces, which were important in the late 1980s and 1990s have declined significantly due to the increased regulatory burden of running such distribution – direct sales agents were heavily involved in the pensions mis-selling scandal which has cost the UK industry some £14 billion to redress since the mid 1990s. The graph below shows the relative strengths of UK distribution channels:

Section 12

New business APE premiums by distribution channel


10
9
8
7
6
5
4
3
2
1
0
(£bn)
7.4
8.4
8.5
9.1
9.2
1998
1999
2000
2001
2002
Other
Tied Agents
DSF
IFAs

Source: Association of British Insurers.

Recent developments

The UK life insurance sector has been subject to increasing legislation and scrutiny in recent years. There have been a number of product mis-selling scandals, such as the sale of personal pensions and, more recently, the sale of endowments. The introduction of stakeholder pensions in 2001 was one of the most significant product developments in recent years and introduced the life sector to a charging rate capped at 1%, which has damaged profitability for a number of life offices. The 1% charging rate has now begun to infect many other products offered in the UK, fuelling general profitability concerns.

The Sandler Review of long term savings products in 2002 was critical of many of the aspects of the UK wealth management sector. In particular, the review criticised the lack of transparency in charging and in product structures (such as with-profits policies) and arguably will hasten the arrival of simpler, more transparent product structures.

By contrast, the issues faced by Equitable Life arising from guaranteed annuity option provisioning alerted the industry to the cost of providing for annuity policies; this problem will continue while interest rates remain low. However, perhaps the biggest issue to have faced the UK life sector is the severely weakened solvency and capital adequacy positions, which most companies face following recent declines in world equity markets. A significant number of groups have obtained regulatory rule waivers from the FSA to help deal with day to day volatility. Some have responded by shifting the equity components of their asset portfolios into fixed interest assets, at the expense of future returns. More crucially, low solvency poses difficulties for life offices selling with-profits products, which provide guarantees in respect of declared bonuses. Some 40 out of 62 with-profits life offices have closed their with-profits funds to new business.

The government's proposed reforms of UK distribution may also change the way the industry sells its products. Currently, product salesmen are either independent (IFAs) or tied to one manufacturer. The proposed reforms will introduce a halfway house whereby distributors such as banks or IFAs can tie to a number of key providers. It is thought that this will help the banks to finally succeed in bancassurance (i.e. the sale of life insurance to a banking customer base) by offering products from a range of providers, perhaps distributing through advice centres. The IFA domination of the distribution market is likely to come under increasing pressure, which should be favourable in the short term for a number of more upmarket players. A further consequence is that some larger IFA firms or networks may be encouraged to tie with a handful of the top life companies, resulting in mid-sized and smaller life companies finding it difficult to secure IFA "shelf space".

Finally, UK life companies' financial reporting and regulatory capital requirements are being reviewed with a view to the production of "realistic" balance sheets by 2004. The FSA has issued a consultation paper, CP 195, setting out its preliminary proposals. This is likely to result in further erosion of life company regulatory capital as previously disregarded liabilities begin to be taken into account in the balance sheet calculations.

4.2.2 Funds management

Key participants

The UK is the largest investment management market in Europe with approximately £1.4 trillion under management. Approximately one quarter of these assets are in retail (mutual) funds with the remainder of the assets in pension funds or sourced from life insurance products. The sector consists of a mixture of independent funds management organisations (managing around 24% of total assets) and, often larger, funds management operations of banking and insurance groups. The diagrams below show the top ten fund managers of retail assets and segregated pension fund assets in the UK.

UK Retail assets under management, June 2003 (unit trusts, OEICS, PEPs, ISAs)


Assets under management (£bn)
0
2
4
6
8
10
12
14
16
18
20
Fidelity
Invesco (Amvescap)
Scottish Widows
Threadneedle
Legal & General
Schroders
M&G (Prudential)
Halifax
Gartmore
SLTM

Source: Investment Management Association.

UK Segregated pension assets under management, December 2002


Assets Under Management (£bn)
0
5
10
15
20
25
30
35
Barclays
Deutsche Asset Management
Merrill Lynch
Schroders
UBS
Goldman Sachs
HGI
Capital
Threadneedle
Fidelity

Source: Financial Times.

Industry growth

The UK funds management sector has seen strong growth over the last ten years, driven by, inter alia, rising wealth and – for the latter half of the 1990s – strong growth in the UK stock market. The FTSE 100 grew by approximately 68% over the period December 1996 to December 1999, while total UK funds under management grew by 95% over the same period (equivalent to 24.9% CAGR). UK funds under management continued to rise through 2000 (by over 8%) and 2001, despite the falls in the UK stock market in those years; only in 2002, when the FTSE 100 fell by approximately one quarter, did UK assets fall. The chart below shows the growth in UK assets under management since 1996.


Assets under management (£bn)
2,000
1,600
1,200
800
400
0
1996
1997
1998
1999
2000
2001
2002

Source: Datamonitor, Boston Consulting Group.

Future growth of UK assets will depend partly on the growth of the stock market which is forecast to show a somewhat lower long-term growth rate than experienced over the period 1998 to 2001. However, strong growth of inflows to investment management firms is expected to continue to be driven by demographic changes, government policies to encourage people to save for their retirement and the well-developed equity culture in the UK. As an illustration of forecast growth, a research house has recently estimated growth of approximately 8% per annum over the next ten years in defined contribution and personal pension assets in the UK.

Characteristics of the market

Asset allocation

53% of UK funds under management are invested in equities. This is lower than the figure in 2000 of 64%, but significantly higher than the global average of 44%. Recent falls in equity markets have led to a slight decline in equity ownership as investors have been attracted by less risky assets such as fixed income, but it is expected that over the long term equities will continue to be the dominant UK asset class.

Distribution

Institutional investment managers dominate the UK asset management sector, managing approximately fifteen times as many assets as the retail sector, though the latter is demonstrating faster growth. Consultants dominate the institutional market, playing a decisive role in the allocation of institutional mandates; it is estimated that the top four consultants have a 70% share of the market.

IFAs dominate the distribution of retail funds in the UK, accounting for approximately 60% of new business sales. IFAs have increased their share of the market rapidly since 1996, while other distribution channels have generally seen flat sales and hence falling market shares. The other key distribution methods are tied agents, direct sales and salesforces.

Products

Institutional mandates in the UK are commonly segregated, pooled, specialist or balanced. In a pooled structure, funds from various mandates are managed together under common investment guidelines. This generally attracts lower fees than a segregated mandate, where a client's funds are managed separately from others under their own guidelines. Both segregated and pooled mandates can be either specialist or balanced depending upon whether the mandate consists of one or multiple-asset classes.

Retail funds exist in the form of either unit trusts or open-ended investment companies ("OEICs"). More recently, PEPs ("personal equity plans" – a government-sponsored tax efficient personal savings vehicle), now replaced by ISAs ("Individual Savings Account") have become the common investment structure as the government has promoted tax-efficient saving for individuals.

Recent trends

The experience of UK asset managers over recent years has not been dissimilar to managers in Australia, with their profitability linked tightly to the movement in the stock market and hence the level of assets

under management. The rise in equity markets through the second half of the 1990s, increasing awareness amongst the UK population of the need to save for their retirement and the increasing popularity of tax-efficient retail saving products all served to rapidly increase assets under management.

This growth encouraged investment managers to develop their operations and resulted in a significant level of consolidation in the UK (and worldwide) in the period 1999 to 2001 through corporate acquisition as existing, and new, fund managers looked to increase their share of the market. Given the heavy gearing of fund managers' profitability to assets under management, the period saw a significant improvement in the profitability of fund managers and hence their perceived value.

The forecast lower rate of market growth is anticipated to play a significant role in the shaping of the industry. To be successful, fund managers will need to be able to demonstrate an ability to maintain an efficient cost base while maintaining consistent growth in their assets under management and hence revenues. It is expected that this will drive continued consolidation as firms look for greater economies of scale. Meanwhile, as private investors seek greater diversity in their portfolios, it is likely that successful firms will increasingly offer a flexible and wide range of alternative products, e.g. hedge funds, to satisfy demand.

4.3 Regulation and Supervision

Australia

Australian life insurance companies are regulated prudentially by the Australian Prudential Regulation Authority ("APRA"), which administers the Life Insurance Act 1995. The primary purpose of this legislation is the protection of the interests of the owners and prospective owners of life insurance policies. The Life Insurance Act requires life insurance companies to among other things conduct life insurance business in statutory funds and satisfy capital adequacy and solvency requirements which are set out in the Life Insurance Act.

APRA also supervises the superannuation industry pursuant to the Superannuation Industry (Supervision) Act 1993, general insurance industry pursuant to the Insurance Act 1973 and authorised deposit-taking institutions pursuant to the Banking Act 1959.

The financial planning and funds management industry is regulated by the Australian Securities and Investments Commission ("ASIC"). ASIC also regulates Australian life insurance companies. ASIC administers the Corporations Act 2001 ("Act") and in particular chapters 5C and 7 of the Act that deal with managed investments schemes and licensing of financial service providers.

In 2002 the Act was amended by the Financial Services Reform Act ("FSR Act"). The introduction of the FSR Act significantly impacts the financial services industry. The increased regulation and increased administrative duties have been significant contributors to industry consolidation over the last few years. Broadly, the FSR Act:

- introduced broadly uniform regulation of all financial products;
- implemented a single licensing framework for financial services providers;
- established minimum standards of conduct for financial services providers dealing with retail clients; and
- established broadly uniform disclosure obligations for all financial products provided to retail clients.

The Financial Sector (Shareholdings) Act 1998 imposes a 15% shareholding limit in financial sector companies (authorised deposit-taking institutions and authorised insurance companies including holding companies). The Federal Treasurer may approve a higher percentage limit on national interest grounds.

United Kingdom

Life insurance and funds management in the UK are both regulated by the Financial Services Authority ("FSA"). Formerly regulation occurred under the Insurance Companies Act 1982, with the sale of investment business governed by the Financial Services Act 1986. With effect from 1 December 2001, both areas became regulated by the FSA under the Financial Services and Markets Act 2000 ("FSMA"). The FSMA established the FSA with the objectives of:

- maintaining confidence in the UK financial system;
- promoting public understanding of the financial system;
- protecting consumers; and
- reducing the incidence of financial crime.

The FSA now incorporates some nine separate regulatory bodies which formerly oversaw different areas of the financial services market, including the Insurance Directorate of HM Treasury and the Personal Investment Authority.

A key feature of the FSA's approach to regulation is the assessment of the risk which a particular firm or activity poses to the FSA's statutory objectives – accordingly it tends to concentrate its efforts on high risk firms or activities. This is known as "risk-based" supervision and the FSA has introduced a standard risk assessment process for all regulated firms.

The Interim Prudential Sourcebook is the main part of the FSA Rules which sets out the framework for the prudential supervision of insurance companies. It largely restates the provisions of the former Insurance Companies Act.

In March 2003 the FSA published draft proposals in Consultation Paper 173, which propose to alter the way in which investment management firms and their subsidiaries will be treated for regulatory capital purposes. The proposed regulations will have the effect of treating groups of related companies on a consolidated basis, rather than individually – which is the current approach. While these regulations have not yet come into force, it is expected that their effect will be to require many investment groups to raise substantial amounts of additional capital.

CP 195 was published in August 2003 and contains the FSA's proposal for, inter alia, capital requirements and provisioning for liabilities. CP 195 is currently an industry consultation paper. Once industry responses have been received the FSA is expected to issue a policy statement in early 2004, with the implementation of the new rules to take place later in the year. One key thrust of CP 195 is the "twin peaks" approach of assessing the capital adequacy requirements for firms conducting with-profits business. This requires firms to undertake a "realistic" assessment of their liabilities to determine whether an additional capital buffer, on top of statutory mathematical reserves, is required in order to cover expected discretionary bonus payments and to allow for major risks, such as market, credit and persistency.

4.4 Differences in Australian and UK wealth management

There are important differences between the Australian and UK wealth management markets. These include the issues set out below.

Product

Both Australia and the UK historically sold participating, with-profit life and pensions products. Over the last ten years both markets have experienced a trend towards unit or investment linked products. These have particular attractions for product manufacturers as the absence of guarantees permits a significantly lower degree of reserving for products sold, which reduces the amount of capital required to meet regulatory requirements.

However, while the bulk of new business sold in the UK remains with-profit, the Australian savings market has moved towards investment-linked products, much like the US mutual fund market. The bulk of such product sales are made through master trust or wrap platforms, which allow investors to select products from a range of investment managers. These platforms are not widely available in the UK market.

The pensions markets contrast more starkly. Australia moved to a compulsory and largely employer-funded superannuation scheme in 1992, which now represents one of the main drivers of long-term savings growth in Australia (excluding investment products). The UK has not yet moved to a mandatory regime – the introduction of stakeholder pensions in 2001 as a supplement to the state pension scheme is the closest the UK has come to emulating Australia's experience. UK stakeholder schemes have not yet seen significant take-up.

Distribution

During the 1990s Australia moved much more quickly away from sales-force led distribution towards independent third party advice, now the largest source of new inflows. The UK has followed suit more slowly, with IFAs steadily increasing market share each year, and the reducing emphasis on large direct sales forces only happening in the last three or four years.

Open architecture product structures, well advanced in their development in Australia, as in the US, are still in their infancy in the UK, although more manufacturers are offering this option. As a consequence of a further developed open architecture environment, Australian financial planners have adopted an advice-led model to assist their clients in their purchasing decisions.

The recent move in the UK towards "depolarisation" of distribution and the acceptance of multi-ties amongst distributors follows a model already prevalent in Australia. Depolarisation refers to the reform of the regulatory system surrounding the sale of long term and other investment products in the UK. Currently, distributors of products are either independent, that is tied to no particular product provider ("IFAs"), or exclusively tied to one manufacturer ("tied agents"). CP 121, the government's consultation paper, proposes to amend this to allow "multi tied" advisers to sell products from several providers rather than just one.

Regulation

The UK market has become a heavily regulated market in which to sell or distribute long-term savings products. The FSA has taken an increasingly close look at existing business practices and has focussed on regulating the sale of inappropriate products (starting with the investigation into pensions mis-selling in the late 1990s), the sales process and those who sell products. Recently the FSA has been particularly involved with most life companies as they struggle to maintain regulatory capital levels as a result of weaker equity markets.

Like the FSA, APRA has recently taken a more intrusive stance in fulfilling its prudential supervisory role, particularly after the collapse of HIH, a general insurer, in 2001. The Australian government has adopted a regulatory approach that focuses on licensing and disclosure.

5 AMP AFTER THE DEMERGER

5.1 Overview

After the Demerger, AMP will consist of the existing AMP group's two main businesses in Australia and New Zealand, namely AFS (including AMP Bank), and HGI's Australian and New Zealand operations (to be renamed AMP Capital Investors, "ACI"). It will also include Cobalt and the closed reinsurance and commercial insurance portfolios (principally Gordian and TGI), which are under strategic review by AMP.

AMP will own 15% of HHG's ordinary share capital. This holding will be subject to an escrow arrangement which may require AMP to hold these shares until at least the release of HHG's financial results for the six months to 30 June 2004.

AMP will continue to be listed in Australia and New Zealand. It is expected to be in the top 50 largest companies on the ASX by market capitalisation, and as a result will be included in the main benchmark indices used by fund managers and institutional investors.

Corporate structure

A simplified corporate structure diagram of AMP following the Demerger is set out below:


Shareholders
AMP
Australian Financial Services
AMP Capital Investors
Gordian / TGI / Cobalt
Australia
New Zealand
AMP Sanmar (India) (26%)
Listed Assets
Property
Private Capital
New Zealand
Global Alliances
Advice Based Distribution
Product Manufacturing
AMP Financial Planning
Hillross Financial Services
Arrive Wealth Management
Magnify (80.1%)
General Insurance Distribution
Mature Products
Savings and Retirement
Corporate Superannuation
Risk Insurance
Banking

Source: AMP.
Note: Legal structure of the AMP Group after the Demerger differs from the operational structure summarised above.

Key financial dimensions

The key financial dimensions of AMP after the Demerger and its associated restructurings are set out below:

Metric		
AFS Traditional Embedded Value	$5.4 – $6.1bn	
ACI Funds Under Management	$70bn	
Pro forma forecast 2003 operating margin (after tax)	**Low**	**High**
- AFS (incl. AMP Bank)	$347m	$383m
- ACI	$63m	$65m
Capital		
- Ordinary equity	$3,400m	
- Hybrid securities (incl. subordinated debt)	$1,745m	
- Senior debt	$882m	

Source: AMP. All figures as at 30 June 2003, except as noted.
Note: Traditional EV excludes AMP Banking and is based on discount margins of 6-3% over long term Government bond rates.

5.2 AMP Financial Services ("AFS")

5.2.1 Overview

AFS will be the largest operating unit of AMP. It consists of two main businesses – advice based distribution through 2,100 financial planners in Australia and New Zealand, and the manufacture of savings, investment, risk and retail banking products for distribution by its own distribution arm and third party distribution channels. AFS' Australian operation provides life insurance, superannuation, retirement income and banking products, distributes general insurance and other third party products and provides financial planning services. AFS also has a significant life insurance and financial planning operation in New Zealand as well as a 26% equity stake in a life insurance operation in India.

Sources of AFS revenues

AFS has a number of sources of revenue:

- participation in profit margins released from mature products;
- manufacture or packaging of investment products (this is usually a master trust or wrap platform);
- manufacture or packaging of other products, including risk products;
- ownership of the dealer group; and
- rebates from asset managers who pay AFS if its customer decides to invest in products provided by these managers.

Market share and business flows

AFS is the largest life insurance company in Australia both by assets backing life insurance liabilities and by total premiums. It offers a broad range of products and has the largest distribution network in the country. Its market share for selected products is shown below:

Product type	Market rank	Market share (%)
Total retail managed funds	3	11%
Superannuation	1	17%
Retirement Income	3	12%
Master Funds	2	13%
Unit trusts (ex. CMT)	9	4%
Individual risk	4	11%

Source: Plan for Life, June 2003. Individual risk figures – Plan for Life, March 2003.
Note: Retirement Income includes allocated pensions and annuities, immediate annuities and allocated pensions master funds. Master Funds are a subset of the superannuation, retirement income and unit trust categories.

AFS' total new business flows by product type and by geographic region for 2002 and the six months to 30 June 2003 are shown below:

New business ($m)	FY2002	1H2003
Australia:		
Savings and Retirement	4,673	1,787
Corporate Superannuation	2,013	855
Risk	523	241
Mature Products	855	317
Advice Based Distribution Products	809	299
	8,873	3,499
New Zealand	495	195
Total	9,368	3,694
Banking (Mortgages)	1,665	910
Banking (Deposits)	1,184	251

Source: AMP.
Note:
1. A multiple of 10 has been applied to convert Risk annual premiums to New Business.
2. Advice Based Distribution products refers to PortfolioCare – externally manufactured products earning platform fees.

The AFS market share of both gross and net retail inflows in the two years to June 2003 is set out in the chart below. The following points should be noted:

- industry-wide gross and net retail inflows have fallen substantially since June 2002;
- the AFS share of industry gross inflows has fallen from 6.0% in 2002 to 5.1% in the first half of 2003;
- the AFS share of industry net inflows (gross inflows less redemptions) held up well up to and including the December 2002 quarter;
- the first half of 2003 has, however, seen a substantial decline in the AFS share of net inflows, being close to zero for the two quarters; and
- the cause of this substantial decline was the fall in the AFS market share of gross inflows (as AFS redemptions remained in line with the market).


Total Retail Managed Funds Inflows
Industry Net FUM Inflows (RHS)
AMP Market Share of Net FUM Inflows (LHS)
AMP Market Share of Gross FUM Inflows (LHS)
24%
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
8,000
6,000
4,000
2,000
0
A$(m)
AMP's Market Share (by FUM as at 30/6/03)
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03

Source: Plan For Life, June 2003.
Note: Fund flow information above includes AMP's mature book. Net Inflows in the March 2003 quarter were negative at -$17 million and marginally positive in June 2003 quarter at $1 million.

5.2.2 Advice based distribution

AFS' financial planners

The distribution operations of AFS currently consist of three established dealer groups and one new dealer group, which are described below. All dealer groups are 100% owned by AFS (with the exception of Magnify which is 80.1% owned); most of the financial planners are self-employed. AFS' distribution model is based on having multiple dealer groups targeting the various market segments (i.e. mass market, mass affluent and high net worth).

Dealer Group	Financial planners	Description
AMP Financial Planning in Australia and AMP in NZ	• Australia – 1,443 financial planners and 32 Bank Mobile Lenders • New Zealand – 364 financial planners	• Mostly self employed • Key product is AFS' FLS (master trust) • Will distribute eWrap product (provided by Asgard) • Targets mass affluent and mass market
Hillross Financial Services	• Australia – 251 financial planners	• All self employed • Key product is Asgard's PortfolioCare • Targets mass affluent and mass market
Arrive Wealth Management	• Australia – 22 financial planners	• All employed planners • Targets high net worth market

Dealer Group	Financial planners	Description
Magnify	• New venture (commenced August 2003)	• Jointly owned with PricewaterhouseCoopers • Targets Chartered Accounting practices • 80.1% owned by AMP

Source: AMP. The total number of planners is over 2,100 (including bank mobile lenders, excluding provisional planners and paraplanners).

AFS has active retention and succession strategies in place with regards to its dealer groups. These include the Buyer of Last Resort ("BOLR") arrangements with self employed financial planners of AMP Financial Planning. Under these arrangements the planner may sell all or part of his/her business (i.e. the entitlement to the distribution revenues) to AMP provided certain business conditions are met. AMP may then on-sell this business to another planner. Planners who sell their business to AMP undertake not to re-enter the industry for three years.

Key source of new business growth

Over 80% of AFS new business flows in Australia are obtained through its financial planning network. The remainder is sourced via AFS' salaried corporate superannuation sales team, external advisers and brokers and a small amount from direct distribution such as call centres and the Internet. New business inflows by distribution channel are summarised below:

New business ($m)	FY2002	1H2003	% (1H 2003)
By distribution channel:			
Australia:			
AMP Financial Planning	5,931	2,375	64.3
Hillross Financial Services	1,117	486	13.2
Arrive	-	-	-
Third party distribution	888	350	9.5
Corporate Superannuation	780	204	5.5
Customer Communications Centre	157	84	2.3
	8,873	3,499	94.7
New Zealand	495	195	5.3
Total	9,368	3,694	100.0

Source: AMP.
Note: Arrive did not distribute any AMP products since acquisition on 1 July 2002 to 30 June 2003.

Products and services

The AFS distribution arm provides financial planning advice to its clients. This is complemented by a range of financial products manufactured by both AFS and other parties including:

- wealth management and select banking products (deposit accounts and mortgages) from the AFS product manufacturing arm;
- wealth management and other banking products from external suppliers under third party brands; and
- general insurance products from external suppliers under the AMP brand and third party brands.

5.2.3 Product manufacturing

The product manufacturing operation is the principal source of earnings for AFS. The majority of the products distributed by AFS' dealer groups are provided by AFS, with the main exception being Hillross's key product, a master trust called PortfolioCare manufactured by Asgard (a business unit of St George Bank Limited). The manufacturing division of AFS is split into five separate units: mature products, savings and retirement products, corporate superannuation, risk products, and banking.

Mature Products

AFS no longer actively markets mature products, and hence new business volumes are relatively low. Mature products include endowment insurance, whole of life insurance, investment accounts, rollover

funds, closed investment linked products and retirement savings accounts. Most of the mature products guarantee a payment of a specified amount in the future and/or are capital guaranteed.

AFS historically wrote substantial amounts of these products and has a large portfolio of in-force mature life insurance assets, some of which is in run-off (i.e. closed to new business). The book of mature products contributes significantly to the assets and operating margins of AFS, but consumes more capital. As at 30 June 2003 assets backing mature product liabilities were at $19.6 billion.

Management of balance sheet risks is an important part of the run-off process. Given the guaranteed nature of mature products, asset/liability mismatches can cause earnings to be volatile.

Savings and Retirement

Savings and retirement products are one of the fastest growing areas in the wealth management industry in Australia. These products include personal superannuation, allocated pensions, term and lifetime annuities, investment funds and others. This growth is linked to the strong growth in superannuation assets over the last decade, which has been fuelled by compulsory superannuation and an ageing population. Savings and retirement FUM of AFS as at 30 June 2003 were approximately $18.6 billion. These products contributed almost 50% of new business for AFS for the six months to 30 June 2003.

AMP Flexible Lifetime Super ("FLS") is a master trust and is AMP's flagship product for retail clients. Master trusts and wrap platforms combine transaction, administration and reporting services in one package. They also allow customers the choice of a broad range of investments through a range of fund managers (with the exception of non-discretionary master trusts). Master trust and wrap platform products have grown at approximately twice the overall market rate over recent years, as their flexibility to allow investors to invest in a broad range of products from a range of funds managers is increasingly important in an open architecture environment.

FLS is distributed by AMP Financial Planning (with a significant percentage of new business written directed into FLS) and has seen significant growth over recent years. FLS offers a choice of 16 different fund managers including ACI. ACI currently secures a large proportion of inflows into FLS. AFS has recently reached agreement with Asgard to distribute a wrap product manufactured by Asgard (called "eWrap" by AFS), which will replace the existing wrap product provided by AFS. AFS will receive an annual fee from Asgard based on FUM. Hillross currently distributes the PortfolioCare master trust product (provided by Asgard) on which AFS also levies an annual fee based on FUM.

Corporate Superannuation

Total corporate superannuation FUM in Australia was estimated at around $70 billion in 2002. The trend in Australia and New Zealand over the last few years has been for companies to outsource the provision of superannuation services to third party providers. Member Choice legislation, which is currently being considered by the Australian parliament, is likely to result in more companies outsourcing these services. AFS is the largest provider of corporate superannuation services in Australia, which are usually provided as a package of administration, insurance and investment products. AMP Custom Super is the key master trust product offered to AMP's corporate superannuation clients.

Corporate superannuation assets of AFS as at 30 June 2003 were at $6.2 billion.

Risk Insurance

Risk insurance products consist of term life, disability, crisis, income protection and business overhead insurance. AFS has experienced increased demand for these products over the past twelve months. AFS believes that contributing factors to this growth have been the full service advice provided by AMPFP and Hillross to their clients and the increasing importance of risk products as part of an individual's wealth plan. With investment markets delivering lower returns, individuals are showing an increasing demand for protection products.

Risk products can be individual or group. Group products are usually provided as options in the corporate superannuation package.

Banking

AFS exited the manufacturing of certain of its banking products during late 2002 and 2003. AFS, through AMP Bank, continues to provide residential mortgages and retail deposits in Australia. As at 30 June 2003 AMP Bank had $1.7 billion in deposits and $5.3 billion in mortgages. New deposits and mortgages for the six months to 30 June 2003 were at $251 million and $910 million respectively.

It is intended that the majority of mortgage lending will be funded through off balance sheet securitisation vehicles. AMP Banking is currently investigating the opportunity to reduce operating costs through outsourcing certain business processes (e.g. mortgage processing, transaction services, customer communications etc.) to external parties. A decision is expected later this year.

5.2.4 Other

New Zealand

AFS is the largest life insurer and wealth management company in New Zealand. AMP's focus in New Zealand is on risk products, corporate superannuation and traditional savings products. New business flows are lower than in Australia.

AMP Sanmar

AFS launched a joint venture with the Sanmar Group, an industrial conglomerate based in southern India, in early 2002. AFS has a 26% equity stake in the joint venture. AMP Sanmar manufactures and distributes traditional life insurance products in India. The joint venture has an agency force of approximately 3,000 advisers based in 39 cities in southern and western India and a team of business managers distributing products to the corporate market. The carrying value of AMP's investment in AMP Sanmar is approximately $12 million. It is expected to report small operating losses for a number of years. .

5.3 AMP Capital Investors ("ACI")

5.3.1 Business description

Overview

AMP Capital Investors ("ACI") will be the new name for HGI's Australian and New Zealand operations. ACI was largely developed under the AMP Asset Management brand, before being placed under the "AMP Henderson" brand following AMP's 1998 acquisition of Henderson plc.

ACI provides investment management services to Australian and New Zealand retail and institutional investors, and to companies within the existing AMP Group (AFS is ACI's largest customer). It is Australia's second largest and New Zealand's largest fund manager with approximately $70 billion of funds under management and at 30 June 2003 employed 820 staff.

ACI manages a range of asset types, including equities, fixed interest, property and private capital. Its position in Australia (total funds under management) and New Zealand (wholesale funds under management) as at 31 March 2003 and 30 June 2003 respectively is as follows:

Australia Total FUM, March 2003[1]


Wholesale Funds
Retails Funds
FUM A$bn
Market share (%)
12.2%
9.5%
6.8%
6.5%
6.1%
36.0
42.5
30.0
31.1
16.2
27.5
26.4
15.2
0.5
38.8
CBA / Colonial
AMP / ACI
Macquarie
ING / ANZ
State Street

New Zealand Wholesale FUM, June 2003


FUM NZ$bn
Market Share (%)
29%
16%
13%
9%
8%
9.3
5.1
4.0
3.0
2.5
AMP / ACI
ING / ANZ
Tower
Guardian Trust
Colonial First State

Source: Rainmaker; MJW Wholesale Manager survey.
Note: Retail FUM in Australia has been calculated by subtracting wholesale FUM from total consolidated FUM as published by Rainmaker.

Asset mix

The asset mix in Australia has been relatively stable over recent years although the proportion of equity has reduced slightly given negative investment returns and a shift into more defensive assets. Asset mix has been less stable in New Zealand. ACI's asset mix in Australia and New Zealand since 2000 is summarised below:

Australia Asset Mix


66.4
66.4
61.1
61.8
2000
2001
2002
Jun-03
International Fixed Interest
International Shares
Cash
Inflation Indexed
Domestic Fixed Interest
Private Capital
Property
Domestic Shares

New Zealand Asset Mix


8.0
10.6
9.4
8.6
2000
2001
2002
Jun-03
International Fixed Interest
International Shares
Cash
Domestic Fixed Interest
Private Capital
Property
Domestic Shares

Source: AMP.

Sources of FUM and inflows

Funds sourced from the existing AMP group accounted for over 65% of ACI's total FUM as at 30 June 2003. The remaining 35% was sourced externally and includes discrete wholesale mandates as well as funds from third party master trusts. Internally sourced assets can be divided into two components – mature and contemporary.

The mature business of AFS represents over 35% of ACI's FUM. ACI currently manages most of the assets backing the mature products' liabilities of AFS. The contemporary business includes the investment linked products currently sold by AFS. Contemporary business is being distributed by AFS dealer groups.

ACI secured a large proportion of gross inflows from FLS sold by the AMPFP dealer group in the first half of 2003. Hillross and Arrive offer different master trusts where ACI secures a lower percentage of inflows. Funds inflow from AMP Financial Planning is an important source of FUM and earnings growth to ACI.

Externally sourced business has been growing, partially due to the emergence of master trusts as a source of funds, where ACI receives inflows from a number of the larger master trusts and wraps, including AXA-Summit, Navigator and BT Wrap.

ACI does not have a large exposure to any one client other than AFS. The top 50 clients in Australia as at 30 June 2003 (excluding AFS) represented less than 20% of total FUM.

5.3.2 Investment performance

Historical investment performance

The table below outlines the performance of the main ACI Australian funds (covering all the major asset classes) against benchmark returns.

	One year to 30 June 2003		Three years to 30 June 2003		
Funds	**Actual % p.a.**	**B/mark % p.a.**	**Actual % p.a.**	**B/mark % p.a.**	**Benchmark (B/mark)**
Diversified					
Aust Balanced Growth	-2.4	-1.8	-0.7	0.0	Competitors Median
Australian Fixed Interest					
AFI (AMPFS Contemporary)	10.2	9.7	8.0	7.8	UBS Fixed Debt
AFI (SMP)	10.1	9.8	7.9	8.0	UBS Comp Bond All Mat
Australian Equities	**-1.3**	**-1.7**	**2.5**	**0.7**	**ASX 200**
Active Quant	-2.1	-1.7	1.7	0.7	ASX 200
Enhanced Index	-1.7	-1.7	1.5	0.7	ASX 200
Capital	-2.9	-1.7	-0.1	0.7	ASX 200
Value Plus	1.3	-1.7	8.6[3]	0.7	ASX 200
International Equities	**-21.7**	**-18.5**	**-18.6**	**-16.3**	**MSCI World Acum Index (unhedged)**
Direct Property	**10.1**	**11.1**	**9.5**	**10.4**	**Mercer Property Index**
Private Capital	**3.3**	**-1.7**	**-4.6**	**0.7**	**Internal monitor - ASX 200**
New Zealand Equities					
Active	13.7	10.2	9.5	7.1	NZSE40
Passive	11.8	12.3	5.5	5.9	Russell / JBWere Tradable Index
Strategic Equity growth Fund	13.0	16.0	n/a	n/a	NZ Equity average index
NZ Fixed	12.8	11.8	9.4	8.6	CSFB NZ Stock Gross Returns Index
NZ Cash	6.2	6.0	6.2	6.1	CSFB Bills Index
Property	8.5	n/a	8.0	n/a	n/a

Source: AMP.

Notes:

1. All returns are before fees and tax unless otherwise stated.
2. The investment performance tables exclude AUM from AFS mature products. These products are managed against internal investment performance benchmarks.
3. Value Plus return is for the period January 2001 to June 2003, i.e. 2.5 years only.

Excluding the performance of international equities (and its consequential effect on the diversified funds) and private capital, the ACI range of funds summarised above has broadly performed in line with their respective benchmarks over the last three years to 30 June 2003.

Until recently, Henderson (HHG's UK-based fund manager) managed ACI's international equities, international fixed interest and small international property portfolios, which as at 30 June 2003 amounted to $10 billion in FUM. Most of these mandates are included in the diversified (ie. balanced) funds managed by ACI. Due to the relatively poor performance of the global equity product range managed by Henderson, ACI's balanced funds have performed below benchmark over key investment horizons (one and three years).

In August 2003, ACI announced it is in the process of outsourcing the management of its international active equities, accounting for nearly $2 billion of international FUM. Henderson will continue to manage ACI's indexed and enhanced indexed international equity assets as well as international fixed interest.

5.6 Pro forma financial performance and position

This section summarises pro forma financial information for AMP without HHG, followed by information on AFS and ACI. The information below should be read together with the pro forma financial information in the Explanatory Memorandum, which includes more detailed information (including the main assumptions behind the forecasts and key sensitivities), a description of the risk factors for AMP and the Independent Accountant's Report.

5.6.1 Financial performance of AMP

The table below summarises the historical pro forma profit and loss for AMP, together with AMP's forecasts for the 12 months to 31 December 2003:

$m	2000	2001	2002	1H2003	2003F (Low)	2003F (High)
AFS	342	368	329	172	347	383
ACI	79	85	95	34	63	65
BU operating margins	**421**	**453**	**424**	**206**	**410**	**448**
Cobalt/Gordian	(56)	103	49	27	39	39
Corporate office costs	(74)	(47)	(26)	(19)	(45)	(45)
Operating margins	**291**	**509**	**447**	**214**	**404**	**442**
Underlying investment income	199	199	215	94	201	201
Underlying contribution	**490**	**708**	**662**	**308**	**605**	**643**
Investment income market adjustment	251	(97)	(256)	2	(80)	15
Goodwill amortisation	(13)	(46)	(45)	(20)	(40)	(40)
Pro forma net profit after tax before corporate borrowing costs	**728**	**565**	**361**	**290**	**485**	**618**
Corporate borrowing costs					(123)	(123)
Pro forma net profit after tax					**362**	**495**
Net Assets	4,643	5,607	4,639	5,188		
Intangibles	764	807	666	839		
Total Invested Capital	**5,407**	**6,414**	**5,305**	**6,029**		

Source: AMP.
Note: This adjusts underlying investment income, from normalised to actual investment income.

The following should be noted in reviewing the pro forma earnings for AMP.

Basis

The pro forma earnings include the continuing and discontinuing businesses of AMP but exclude the earnings from businesses divested during the three years to 31 December 2002.

The results for the years ended 31 December 2000 to 2002 and six months ended 30 June 2003 are based on audited accounts. The pro forma information does not include abnormal and other items.

2003 Forecasts

The key assumptions, excluding investment return assumptions, regarding the business unit operating margins (as set out in section 5.4 of the Explanatory Memorandum) include:

- persistency levels in AFS to decrease marginally during 2003 due to weak performance markets but with no long-term impact;
- earnings in ACI to reduce as a result of the listed property trusts - the full year effect of this would have been a reduction in earnings of $16.5 million;
- FUM in ACI to decrease to approximately $68 billion by the end of 2003;
- average management fee rates in ACI to remain comparable with 1H 2003;
- AFS (excluding AMP Banking) cost base to decrease by at least 13% compared to 2002;

- ACI's operating expenses in 2H 2003 to remain comparable with 1H 2003 (excluding expenses related to the listed property trusts); and
- corporate expenses in 2H 2003 to remain similar to expenses incurred in 1H 2003 excluding the impact in 1H 2003 of provisions no longer required.

The earnings forecasts for the 12 months to 31 December 2003 have been prepared by AMP, and are the responsibility of AMP. They are the subject of the Independent Accountant's Report on forecast financial information, which is contained in the Explanatory Memorandum. By their nature, forecasts involve an assessment of future events that are uncertain, and therefore the actual future performance may be significantly more or less favourable than the forecasts. Rothschild has had no involvement in the preparation of the forecasts and does not warrant the achievement of the forecasts.

2000, 2001, 2002 and 30 June 2003 results

Key observations from the above pro forma results include:

- investment income fell substantially in 2001 and 2002. Investment income in 2000 included profits from the sale of Westpac and Colonial securities which were not subsequently repeated. The fall in 2002 investment income reflected the downturn in equity markets; and
- total invested capital as at 30 June 2003 increased from 31 December 2002 due to the $1,192 million capital raising in early May 2003 and the increase in the market value of Hillross and AMP Financial Planning.

Further details on these results are set out in AMP management's discussion and analysis in the Explanatory Memorandum.

5.6.2 Financial position of AMP

The table below summarises the pro forma balance sheet for AMP without HHG as at 30 June 2003:

$m	H1 2003		H1 2003
Assets		**Liabilities**	
Cash	1,016	Payables	2,174
Receivables	2,732	Outstanding claims	2,126
Equity securities	23,270	Provisions	562
Investment in HHG	480	Borrowings	4,519
Debt securities	24,731	Life insurance policy liabilities	46,400
Property	9,664	Subordinated debt	1,845
Other investments	695	Other liabilities	832
Intangible assets	565		
EMVONA	288	**Total liabilities**	**58,458**
Other assets	905		
Total assets	**64,346**		
		Net assets	**5,888**
		Equity	
		Shareholders equity	3,400
		Outside equity interest	2,488
		Total equity	**5,888**

Source: AMP.
Note: The debt above includes operational debt.

The pro forma financial position for AMP in the table above includes adjustments to reflect the capital structure after the Demerger, the recapitalisation of HHG subsidiaries, the retention of 15% of HHG, and transaction costs of the Demerger.

Internal restructure and capital raising

AMP had substantial cash resources as at 30 June 2003, following receipt of proceeds from the institutional share placement in May 2003. These cash resources were subsequently supplemented by the proceeds from the retail share purchase plan. The capital injection into HHG as part of the Demerger and scheduled senior and subordinated debt repayments later this year will be funded out of AMP's cash resources.

The pro forma indebtedness of AMP at 30 June 2003 set out in this section assumes the Demerger took effect on that date, and reflects the following:

- AMP is to assume or repay approximately £1,041 million of external debt currently held by HHG;
- AMP will contribute additional capital of approximately £157 million to HHG in part to recapitalise the UK service company and approximately £34 million in part for the issue of shares in HHG;
- the RPS is to be redeemed in full out of proceeds of the AMP Rights Offer;
- a scheduled debt repayment of around $100 million is to be made in November 2003, with an additional $600 million debt restructuring prior to 31 December 2003; and
- transaction costs of the Demerger.

AMP's pro forma external corporate debt of $2,627 million after these adjustments is summarised below. The annual after tax interest expense is expected to be around $135 million.

Security	Amount	Comment
RPS	Nil	Redeemed out of AMP Rights Offer
Income Securities	$1,240 m	
Subordinated Bonds (2009)	$1,387 m	
Subordinated Bonds (2022)		c. $600 m repaid by 31 Dec 2003
Euro MTN (2010)		
Euro MTN (2008)		
Euro MTN (2003)	Nil	Repaid from existing cash resources
Total	**$2,627 m**	

Source: AMP.

5.6.3 AFS

Financial and operating performance

The following table summarises the historical pro forma financial and operating performance for AFS for the years ended 31 December 2000, 2001, 2002 and for the six months to 30 June 2003:

$m	2000	2001	2002	1H 2003
Profit margins released	296	306	239	114
Profit margins – other operations	31	64	98	61
Profit margins – AMP Banking	(12)	(4)	(8)	2
Total profit margins	**315**	**366**	**329**	**177**
Experience profits	23	2	-	(6)
Capitalised loss reversals	4	-	-	1
Operating margins	**342**	**368**	**329**	**172**
Underlying investment income	258	234	221	96
Underlying operating profit after income tax	**600**	**602**	**550**	**268**
Cost to income (exc. AMP Bank)	46%	43%	43%	40%
Cost to income (inc. AMP Bank)	48%	46%	46%	43%
Persistency (exc. AMP Banking)	82.0%	83.8%	83.8%	82.5%
Net Assets	3,610	3,927	3,192	3,137

$m	2000	2001	2002	1H 2003
Intangibles	540	507	495	735
Total invested capital (exc. AMP Bank)	4,150	4,434	3,687	3,872
AMP Bank – ongoing activities	102	166	199	193
Total invested capital	4,252	4,600	3,886	4,065

Source: AMP.

Market conditions have affected profitability in 2002 and in the first half of 2003, which was offset in part by improved cost control. Persistency was down in the first half of 2003 compared to 2002, largely as a result of lower investor confidence generally and damage to AMP's brand.

Embedded Value and Value of New Business

The embedded values and value of new business for AFS (excluding AMP Banking) prepared and reported by AMP as at December 2001 and 2002 and 30 June 2003 under a range of discount margins is summarised below:

$m	Capital Included	3%	4%	5%	6%
Embedded value as at 31 December 2001	4,377	6,863	6,613	6,386	6,183
Restatement		(249)	(232)	(216)	(202)
Expected return		549	571	590	609
Value added		(458)	(482)	(499)	(514)
Net transfers out		(991)	(991)	(991)	(991)
Embedded value as at 31 December 2002	3,635	5,714	5,479	5,270	5,085
Restatement		281	266	252	239
Expected return		229	241	252	262
Value added		120	118	116	113
Net transfers out		(294)	(294)	(294)	(294)
Embedded value as at 30 June 2003	3,819	6,050	5,810	5,596	5,405
Value of new business					
31 December 2001 (full year)		249	217	188	162
31 December 2002 (full year)		251	222	197	174
30 June 2003 (half year)		100	88	76	66

Source: AMP Investor Reports.
Note : 3-6% are discount margins over long term Government bond rates.

The value of new business (ie. one year's new business) is lower in the first half of 2003, mainly due to lower new business volumes and reduced persistency assumptions. These were offset by improved cost control and a more favourable business mix (ie. a higher proportion of more profitable business was written than in the previous period).

Consulting Actuary's Report

The consulting actuary, Tillinghast-Towers Perrin ("Tillinghast"), has conducted an assessment of the embedded value of AFS as at 30 June 2003 and value of new business of AFS for six months to 30 June 2003 using the traditional and market-consistent methodologies. Tillinghast's conclusions are set out in the following table.

AFS	Traditional	Market-consistent
Embedded Value	5,625	6,084
Value of New Business	76	118

Source: Tillinghast.
Note:
Traditional embedded value calculated at risk discount rate of 10% for Australian life insurance business, 11% for Australian unit trust business, 10.5% for New Zealand life insurance business and 11.5% for New Zealand unit trust business. Market-consistent embedded value excludes explicit agency costs, which represents a further discount that shareholders may apply to the company's equity because they do not have direct control over its deployment.

Tillinghast's calculation of the traditional embedded value and value of new business for AFS is not substantially different from the value of these items as set out in AMP's Investor Report for the six months to 30 June 2003 at a similar discount margin.

The key differences between the traditional embedded value and the market-consistent embedded value calculated by Tillinghast for AFS are set out below:

Reconciliation of Market-Consistent to Traditional Embedded Value	$m
Traditional Embedded Value	**5,625**
- Removal of Traditional Cost of Prudential Capital	352
- Removal of Traditional Allowance for Operating Profit Risk	828
Specific Allowance for Risk:	
- Policyholder Financial Guarantees and Options	(116)
- Other Market Related Risks	(437)
- Market-consistent Cost of Capital	(168)
Market-Consistent Embedded Value	**6,084**

Source: Tillinghast.

Further details of the valuation work and other actuarial advice provided by Tillinghast to AMP are set out in the Consulting Actuary's report, which is included in the Explanatory Memorandum.

5.6.4 ACI

The following table summarises the pro forma financial and operating performance of ACI for the years ended 31 December 2000, 2001, 2002, and for the six months to 30 June 2003:

$m	2000	2001	2002	1H2003
Fee Income	321	316	289	128
Management Expenses	(205)	(199)	(177)	(79)
Income Tax	(37)	(32)	(17)	(15)
Operating margin	**79**	**85**	**95**	**34**
Underlying investment income	1	1	6	4
Underlying operating profit after tax	**80**	**86**	**101**	**38**
Cost to income	64%	63%	60%	59%
Funds Under Management	76.5	77.0	70.5	70.4
Net Assets	132	136	121	161
Intangibles	260	175	171	104
Total invested capital	392	311	292	265

Source: AMP.

ACI's underlying profit was significantly lower in the first half of 2003 due to a lower percentage of FUM in equities (where higher margins are typically earned) as well as a return to normal tax expense. ACI has reduced its cost to income ratio over the past three years to 59%.

5.6.5 Regulatory capital position and credit rating of AMP

Regulatory capital position

AMP's pro forma capital position following the Demerger is as follows:

$m	Net Assets	Intangibles	Total capital
Equity attributable to ordinary shareholders	2,561	839	3,400
Hybrid equity (RPS)	-	-	-
Tier 1 capital	**2,561**	**839**	**3,400**
Allowable Upper Tier 2 capital	-	-	-
Allowable Lower Tier 2 capital	1,281	-	1,281
Tier 2 capital	**1,281**	**-**	**1,281**
Total regulatory capital	**3,842**	**839**	**4,681**
Non-allowable hybrid capital	464	-	464
Senior debt	882	-	882
Total shareholder capital resources	**5,188**	**839**	**6,027**

Source: AMP, based on 30 June 2003 balance sheet.

The pro forma allocation of AMP's capital by major business unit as at 30 June 2003, is set out below:

$m	Minimum regulatory requirements	Net Assets	Intangibles	Total capital
AFS	1,623	3,330	735	4,065
AMP Life Statutory Funds	1,464	2,971	-	2,971
AFS other (incl. Banking)	159	359	735	1,094
ACI	75	161	104	265
Cobalt/Gordian	392	725	-	725
Corporate office	4	1,097	-	1,097
Inter business unit holding	-	(125)	-	(125)
Total shareholder capital resources	**2,094**	**5,188**	**839**	**6,027**

Source: AMP.

Based on the 30 June 2003 pro forma capital position, AMP would have met all Australian regulatory requirements.

APRA approval of the Demerger

On 10 October 2003, APRA gave AMP its approval in principle for the Demerger. In summary, APRA has advised that:

- APRA's consent to the Demerger is based on the appropriate approvals being obtained from the FSA and the removal of any guarantees currently provided by AMP to its UK entities;
- AMP must manage its level of gearing and reduce it over a period of time to a level acceptable to APRA;
- APRA will consent to the redemption of the RPS provided that sufficient cash proceeds are raised from the AMP Rights Offer; APRA reserves the right to require AMP to convert the RPS into equity until such time as the RPS are redeemed;
- APRA has consented to the capital structure proposed by AMP following the Demerger; and
- AMP's future dividends will continue to require approval from APRA until the balance of consolidated retained earnings becomes positive.

Credit ratings

As at 10 October 2003, AMP Life had a Standard & Poor's financial strength rating of A+ (negative outlook). AMP Group Holdings Limited (the guarantor for the Income Securities, senior debt and the subordinated debt) had a counterparty credit rating of BBB+ (negative outlook).

AMP management continues to target a strong A financial strength rating for AMP Life and a strong BBB counterparty credit rating for AMP Group Holdings Limited following the Demerger.

5.7 Situation analysis

5.7.1 AMP's positioning

The chart below sets out AMP's participation in the main subsectors of the wealth management industry:


Wealth management industry schematic
Financial advice
Platforms
Product Manufacture
Investment Management
AMP's participation in wealth management industry
AMP
AFS
ACI
- 2,100 planners (No. 1 in Australia and New Zealand)
- $33 billion in retail FUM (No. 3 in Australia)
- $21 billion in all master funds (No. 2 in Australia)
- $52 billion life assets (No. 1 in Australia)
- No. 1 in Retail Superannuation in New Zealand
- $70 billion FUM (No. 2 in Australia; No. 1 in NZ)

Source: AMP data; APRA; Rothschild analysis.
Note: ACI FUM includes a large proportion of AFS FUM.

AMP's core competitive advantages consist of its overall scale as one of the largest wealth management participants in Australia and New Zealand, its significant participation in both distribution and manufacturing (including investment management), and its brand. Equally, and not unlike its competitors, there are a number of issues which AMP will need to address, centred around maintaining its competitive advantages in the face of an increasingly open architecture environment, continuing margin pressures and an uncertain investment market outlook.

5.7.2 Key strengths

Scale

The benefits of AMP's scale include:

- strong capabilities to source and retain funds through Australia's largest financial planning network;
- economies of scale and scope from funds management operation, allowing ACI to offer a comprehensive range of products at competitive prices;
- greater ability to withstand margin and market pressure; and
- greater leverage for both AFS and ACI in third party negotiations; for example, AFS is able to agree commercially attractive pricing from third party providers, in large part due to the inflows it could provide to these parties.

In force mature life insurance assets

The AFS portfolio of mature business, which is the largest in Australia, is in run-off and is expected to release capital over time as policies within the portfolio continue to mature.

Distribution and manufacturing

There are significant synergies between AFS and ACI, with the clients of AFS directing significant proportion of new inflows into AFS' contemporary products to ACI. This synergy will continue to be important for AMP, but will depend on, amongst other things, ACI's investment performance and consultant ratings. Equally, ACI will be able to seek "best of breed" fund managers to manage asset classes which are outside its core competencies as part of its lead manager strategy.

Brand

Brand strength is important for life insurance and wealth management companies, as it helps build customer confidence in the organisation. Brand strength and positioning is increasingly important in an open architecture environment, as branding helps attract investor and platform support. Further, in poor investment climates, investors tend to seek trusted brands associated with financial strength, good performance and reliability. The AMP brand is well established and highly recognised, and strongly associated with the provision of wealth management products and services. The AMP brand continues to have value amongst financial planners and end investors, with significant brand recognition.

The brand has come under significant pressure over the last 12-18 months, largely as a result of issues facing its UK life insurance businesses which have in turn affected the share price of AMP. Market research conducted for AMP amongst financial planners and end investors show that the perception of AMP has been significantly downgraded but not permanently damaged. AMP will need to leverage the underlying goodwill to re-establish its status amongst customers as a safe and secure provider of retirement and savings products. The Demerger can be expected to be an important factor in the anticipated rehabilitation of the AMP brand.

5.7.3 Key issues to manage

The key strategic issues that AMP will need to address include:

- maintaining its competitive advantage in an increasingly open architecture environment: for AFS, this includes customer and planner intimacy and the provision of value for money products; for ACI, this includes the delivery of above-benchmark investment performance and customer service;
- maintaining profitability in the face of increasing competition and margin pressures: cost management will be important, while not compromising customer relationships, service levels or investment performance; and
- operating in a poor investment market: lower FUM levels and slower new business flows will affect both investment management and advisory fees.

These issues can be considered further under the following headings:

Corporate

Key issues at the AMP corporate level include:

- rebuilding customer trust in the AMP brand;
- generating market confidence in the ability of AMP's management to deliver upon the potential advantages of the Demerger as well as operational issues (including capitalising on synergies between AFS and ACI, and cost reductions);
- management of AMP's debt levels; and
- continuing to explore strategic options for Cobalt/ Gordian.

AFS

Key issues for AFS to address include:

- in relation to its financial planning network, the provision of highly regarded advice to customers whilst improving planner productivity, and continuing to develop and maintain competitive platforms in order to facilitate the use of AFS products by financial planners and their clients; and
- in relation to its manufacturing arm, the provision of competitive products either in support of a premium pricing strategy or through lowest per unit costs.

ACI

Key issues for ACI to address include:

- implementing its lead manager strategy, which combines in-house investment capabilities, in which ACI has competitive advantage, with "best of breed" external asset managers;
- improving investment performance and service delivery; and
- developing its third party distribution channels.

5.8 Peer review

This section compares AMP against its main peers, as well as the recent performance of AFS' two key divisions against its peers. The Australian peers include AXA Asia-Pacific ("AXA"), and the life insurance and wealth management divisions of the four largest commercial banks. There is effectively only one listed peer for ACI, namely Perpetual Trustees ("Perpetual"), although operationally, ACI's peers include the fund managers within the major commercial banks as well as AXA/ Alliance and Macquarie Bank.

5.8.1 AMP after the Demerger

The table below summarises AMP against its main life insurance and wealth management peers in Australia. These include AXA and the wealth management and life insurance divisions of the major commercial banks.

	Financial Planners[1]	Life insurance assets ($bn)	Retail FUM ($bn)	Total FUM[2] ($bn)
AMP	1,714	52.0	32.6	61.1
Commonwealth/ Colonial	981	24.5	44.2	79.8
National/ MLC	1,547	32.6	37.3	10.0
ING/ ANZ	1,087	19.3	31.9	37.5
Westpac	891	11.1	23.9	32.0
AXA	1,154	17.0	14.4	22.4

Source: Company reports; Money Management; APRA; Plan for Life; and Rainmaker.
Notes:
1. Excludes New Zealand planners, provisional and para-planners.
2. Refers to investment management activities.

AMP has the largest financial planner network and life insurance assets, the third largest retail FUM and the second largest total FUM.

5.8.2 AMP Financial Services

Retail inflows and credit ratings are important in a review of AFS and its key peers.

Retail inflows

Retail inflow performance for AFS, AXA and the major banks for the 12 months to June 2003 and June 2003 quarter is summarised below.

$m	Net Inflow June Quarter		Net Inflow Year to 30 June 2003		Total Retail FUM (June 2003)	
	$m	%[1]	$m	%[1]	$m	%[1]
AMP	1	0.1	772	11.6	32,593	11.0
CBA/ Colonial	-481	n/a	-1,218	n/a	44,172	14.9
National/ MLC	164	10.5	337	5.0	37,293	12.5
ING/ ANZ	-180	n/a	861	12.9	31,879	10.7
Westpac/BT	-694	n/a	-3,823	n/a	23,854	8.0
AXA	293	18.8	1,071	16.1	14,357	4.8
Industry total	1,561		6,661		297,380	

Source: Plan For Life, June 2003.
Note: 1. Calculated as percentage of industry total.

AFS' net inflow performance over the past twelve months has been commensurate with its market share of 11% (as measured by total retail FUM). It outperformed CBA and National, which are the two largest retail managers in Australia, and Westpac, which continues to experience significant net outflows. Both ING/ANZ and AXA generated net inflows above their respective market shares for the 12 months to June 2003.

During the June 2003 quarter, AFS' inflows were below its market share, albeit outperforming CBA and Westpac. AXA continued to improve its market share.

Credit ratings

The table below sets out the insurer financial strength ratings for AMP Life and its key peers as at 8 October 2003:

	AMP Life	AXA	Colonial	MLC	ING
Standard & Poor's	A+	AA-	AA-	AA	Api

Source: Standard & Poor's.
Note: ING's rating is based on publicly available information (the other ratings are based on information provided to Standard & Poors by each of the other companies).

AMP Life would have a strong credit rating but it would be lower than its key peers.

5.8.3 ACI

Operational review

From an operational perspective, pro forma ACI financial performance show that ACI operates at industry efficiency levels, with ACI's cost to income ratio in line with Perpetual, and lower than AXA's asset manager Alliance Capital. Given the scale of ACI relative to Perpetual as well as other peers, ACI would be well placed to extract further operating efficiencies. This suggests that following the demerger ACI will have a competitive operational cost structure relative to its industry peers. This can be seen in the table below:

Asset management financial metrics	Cost to income			Revenue / Av. FUM (%)		
	2001	2002	2003[1]	2001	2002	2003[1]
Perpetual[2]	74%	61%	60%	0.78%	0.76%	0.80%
AXA / Alliance Capital[3]	72%	67%	n/a	0.23%	0.26%	n/a
ACI	63%	60%	59%	0.41%	0.39%	0.36%

Source: ACI - management accounts; Perpetual / AXA - company announcements. Revenue excludes investment earnings.
Note:
1. ACI 2003 based on 1H 2003 numbers. Revenue percentage of average FUM annualised.
2. Perpetual's cost to income based on group financials; Revenue / Avg. FUM based on Perpetual's investment revenue.
3. 2001 based on year end AUM.

As the table also shows, revenue as a percentage of average AUM is quite varied. The mix of assets managed largely influences this – for example, Perpetual has a strong focus on higher margin Australian equities with 60% of FUM invested in Australian equities compared to ACI's 27%, which significantly affects revenue margins.

Investment performance

ACI's investment performance in key Australian asset classes against its top five competitors ranked by FUM is set out below:

Manager		Australian Shares[2] (Diversified)		Listed Property		Aust Fixed Income (Diversified)	
	$bn	1yr	3yrs	1yr	3yrs	1yr	3yrs
Sample size		**(12)**	**(12)**	**(31)**	**(24)**	**(15)**	**(15)**
CBA/ Colonial	78.4	5	8	9	8	5	9
ACI	**61.1**	**3**	**3**	**15**	**17**	**2**	**5**
Macquarie	43.7	9	10	15	11	9	11
ING/ ANZ	41.6	4	9	21	19	9	5
Westpac/ BT	30.5	6	5	14	13	5	9
AXA / Alliance	21.7	n/a	n/a	8	n/a	n/a	n/a

Source: Mercer Sector surveys June 2003, Rainmaker March 2002.

Note:

1. Where there is more than one 'manager' for a respective group (ie. ING / ANZ, Westpac / BT), the highest ranked manager over 1 year has been selected.
2. Macquarie and ING/ANZ performance is based on ASX300, whilst remaining managers are based on ASX200.

ACI has performed respectably relative to its peers, ranking in the top half of its peers for Fixed Income (Diversified) and Australian Shares (Diversified).

6 HHG

6.1 Overview

HHG has two distinct business lines: asset management and the provision of life insurance and pensions products. Following the proposed Demerger, HHG will comprise the majority of the operations which currently make up AMP (UK):

- the UK, European, American and Asian businesses of HGI ("Henderson");
- UK Life Services, comprising the UK life insurance operations of London Life, Pearl and National Provident (all closed to new business); and
- AMP's remaining UK portfolio businesses including Towry Law and its 50% holding in Virgin Money.

The remaining businesses of HGI, namely the Australian and New Zealand operations, will separate from the remainder of Henderson and become part of AMP, reducing Henderson's funds under management by approximately one quarter.

HHG will focus on its core business of investment management and the efficient run-off and servicing of the closed life businesses. HHG will operate as a stand-alone public company. A listing will be sought for HHG on both the Australian and London stock exchanges.

A simplified corporate structure of HHG following the proposed Demerger is shown below:


AMP (15%)
Other shareholders (85%)
HHG
50 - 60%
40 - 50%
AMP Invest
Pearl Assurance
London Life
NPI
AMP (UK) Services
50%
Virgin Money
Towry Law
Henderson
National Provident Life

Source: AMP.

Following the Demerger, HHG is expected to hold a majority interest in AMP Invest, with the balance held by the Pearl shareholders' funds.

AMP will hold approximately 15% of the HHG issued ordinary share capital. It will, however, be restricted from selling this shareholding: it may sell up to half of its HHG shareholding after the release of HHG's financial results for the six months to 30 June 2004, if HHG has completed its £100 million capital raising. If the capital raising by HHG is not completed by 30 June 2004, AMP will not be able to sell any of its HHG shares until after the release of HHG's financial results for the year to 31 December 2004. In any event, AMP may sell all of its HHG shares after the release of HHG's financial results for the year to 31 December 2004.

Key financial dimensions

The key financial dimensions of HHG are set out below:

Metric	
UK Life Services Traditional Embedded Value	$3.3 – $3.8bn
Henderson Funds Under Management	$170bn
1H Earnings (Pro forma underlying operating profit after tax)	
- UK Life Services	$107m
- Henderson	$31m
Total Shareholder Equity	$5,667m

Source: AMP. All figures as at 30 June 2003; Source: Investor Report.
Note: Traditional EV based on discount margins of 3-5% over long term Government bond rates.

6.2 Henderson

6.2.1 Business description

Overview

Henderson operates in Europe, the United States and Asia but with particular strength in its UK base. It managed approximately £69 billion of assets (as at 30 June 2003) and is among the top 100 investment managers in the world by FUM and is a top 25 European-domiciled investment manager and a top 10 UK investment manager.

Henderson's products cover a wide range of asset classes including active equities, fixed income, private equity and property, catering for both institutional and retail investors. Henderson also offers more specialised investment opportunities such as emerging markets, socially responsible investments, hedge funds, structured products and infrastructure investments.

Approximately 39% of Henderson's funds under management represent in-house life funds managed on behalf of UK Life Services; approximately 36% will be managed on behalf of third party institutional clients and 14% for retail clients and 11% for sub-advisory clients. It is anticipated that the percentage of total assets which is sourced in-house (and the revenues flowing therefrom) will decline over time as the closed life books run off.

Henderson has developed a strong and established position in the key markets in which it currently operates:

- number 2 in UK investment trusts;
- number 3 in UK collective investments;
- number 5 in UK by retail OEIC/UT*; and
- number 7 in UK by segregated pension funds.

* assumes completion of the HHG product rationalisation under which UK Life Services OEICs and unit trusts will be transferred to Henderson OEICs.

Funds under management

The development of Henderson's funds under management since December 2000 is shown in the chart below:

Investors Group in Canada, Waddell and Reed in the US, Banca Popolare di Lodi in Italy (international



Assets under management (£bn)
90
80
70
60
50
40
30
20
10
0
48.8
35.6
48.9
31.7
40.7
28.0
42.1
27.3
Dec-00
Dec-01
Dec-02
H1 2003
UK Life Services
Other

Source: AMP.

As the graph shows, Henderson's funds under management have fallen since the end of 2000 by approximately 18%. This compares with a fall in the FTSE All Share of approximately one third over the same period and a fall in worldwide funds under management in the two year period to December 2002 of approximately 11%. Henderson's funds under management have proved to be resilient in relation to the decline experienced by the stock market, reflecting Henderson's strong and well-established market position in the UK and its diversified asset base.

The charts below show the split of Henderson's assets under management by client type and asset class, as at 30 June 2003.



Henderson FUM by client type
11%
14%
39%
36%
Retail
Institutional
Life Services
Subadvisory
Henderson FUM by asset type
8%
1%
27%
48%
17%
UK equities
International equities
Fixed interest
Property
Private capital

Source: AMP.

These charts reflect:

- the large proportion of Henderson's funds under management which are managed for UK Life Services (39%);
- the relative weighting of institutional third party funds compared to retail funds, the latter tending to attract higher charging rates; and

fund supermarkets. Henderson also benefits from well established relationships with banks in Continental Europe (for example Banca Popolare di Lodi in Italy and MM Warburg in Germany) and Asia.

Investment performance

The table below shows the performance of HGI funds against appropriate benchmarks over the five years

effect from January 2004. Assets managed for UK Life Services are terminable after varying notice periods.

Henderson also has a number of sub-advisory agreements with other financial services groups to manage funds on behalf of clients to prescribed investment guidelines. Henderson has relationships with Investors Group in Canada, Waddell and Reed in the US, Banca Popolare di Lodi in Italy (international equity funds), UBK in Kuwait and Nextra in Italy (institutional property funds).

Products

The Henderson product offering is built around core active equity and fixed income products, supplemented by a broad range of specialist and higher margin alternative products, tailored to clients' requirements. Some 43% of Henderson's assets are invested in equities, with a primary focus on direct investment in shares of larger listed companies in the major developed markets of the UK, Continental Europe, North America and Japan. Henderson's fixed income focus is on investment in government and corporate bonds in the UK and major Continental European markets, with additional expertise in the management of pan European and US corporate bonds and geared products. Some 48% of Henderson's assets are invested in fixed income securities. Henderson also has expertise in a number of specialist areas, including emerging markets, socially responsible investment, smaller companies and hedge funds.

Henderson's investments in property (8% of assets under management) include office and residential buildings, warehouses and shopping centres. Henderson utilises a number of investment vehicles in addition to direct purchases of properties, including real estate investment trusts and property fund of funds. Henderson's private equity operations provide investors with direct access to private companies by providing capital for expansion and development, management buy-outs and indirectly via a fund of funds product. Approximately 1% of Henderson's assets are invested in private capital.

Historically, Henderson's core institutional offering has been traditional balanced mandates. Recently, however, there has been a shift towards more specialist mandates and alternative investments.

Henderson's institutional product range comprises:

- segregated funds: these are large individual accounts managed on a bespoke basis for pension fund clients;
- pooled funds: these are large unitised funds composed of assets from pension fund clients and managed to a standard mandate; and
- internally-sourced life funds are managed in a similar way to institutional mandates and are managed on a pooled and segregated basis.

Henderson's retail product range comprises:

- open ended funds: in the UK there is a range of 31 OEICs and unit trusts, encompassing both core UK equity and fixed income funds and specialist regional and sector funds. Institutional investments are accepted into the OEIC structures via a different share class. Offshore, there is a Luxembourg domiciled SICAV umbrella fund called Henderson Horizon with 21 specialist regional and sector specific sub-funds. These offshore products are distributed throughout Continental Europe and in Asia. A range of US-domiciled mutual funds was launched in 2001, comprising four specialist international equity funds distributed to US investors; and
- closed ended funds: Henderson has had long experience in the UK investment trust marketplace and currently manages the assets of 16 investment trusts. Each of the investment trust companies managed by Henderson is listed on the London Stock Exchange.

Distribution

Henderson has formed strong relationships with global consultants who are responsible for a large proportion of institutional funds flows. Retail distribution in the UK is via the largest IFA networks and

fund supermarkets. Henderson also benefits from well established relationships with banks in Continental Europe (for example Banca Popolare di Lodi in Italy and MM Warburg in Germany) and Asia.

Investment performance

The table below shows the performance of HGI funds against appropriate benchmarks over the five years to 30 June 2003.

Henderson Investment Performance as at 30 June 2003	Qtr	Ytd	1yr	3yrs	5yrs
By client type					
UK Life Services life funds	88%	13%	12%	9%	81%
Institutional					
- Equity/balanced	87%	66%	5%	6%	4%
- Fixed income	71%	85%	34%	55%	64%
Retail	41%	58%	34%	42%	50%
Retail (compared with chosen peer group)	32%	40%	36%	36%	56%
By asset class					
Equity – active	58%	52%	19%	26%	34%
Equity – active (compared with chosen peer group)	36%	47%	35%	23%	46%
Equity – Enhanced index	53%	86%	86%	88%	95%
Fixed income & cash	67%	84%	33%	49%	51%
UK Balanced (sample)	76%	33%	0%	0%	0%
Hedge Funds	96%	96%	73%		
Listed Assets	61%	71%	34%	43%	51%
Private equity	0%	0%	8%	100%	96%
Property	55%	41%	69%	n/a	n/a
Asset weighted total	**60%**	**68%**	**36%**	**44%**	**51%**

Source: AMP.

The table above shows which proportion of funds beat a specified peer group or a benchmark specified by the client over a given time period. Broadly, the table indicates that Henderson's performance was relatively weak over the mid term (1 to 3 years), with the exception of enhanced index products which, in c.90% of cases, beat the relevant benchmark. The year to date and quarter to date figures generally show an improving performance trend, with a strong performance in fixed income and cash. Institutional equity/balanced funds have seen the most marked improvement over the period; by contrast, retail funds are improving much more slowly. Hedge fund performance has been particularly impressive in the short period since inception.

6.3 UK Life Services

The UK Life Services business unit was launched in October 2002 to manage AMP's mature, closed life books (Pearl, London Life and National Provident Life). In June 2003, NPI Limited was folded into UK Life Services following its closure to new business. All of the life companies within UK Life Services are now effectively closed to new business- although contractual increments are accepted from existing customers, and new members can join certain group schemes. UK Life Services is focussed on extracting maximum value from the policies which constitute the closed books of business, while treating customers fairly. The portfolio consists of a range of with-profits and non-profit life and pensions business, savings and investment products, protection products and industrial branch business. UK Life Services has approximately five million policies in force and approximately £30 billion in life funds under management.

London Life

AMP merged the long-term insurance business of London Life with its UK business in 1989, by means of a UK court approved transfer by which the existing London Life fund was held as a separate sub-fund within AMP's No. 1 Statutory fund. It was subsequently transferred out of AMP's No. 1 Statutory Fund into London Life in 1998. At the time of acquisition London Life had £1.4 billion of long term assets. London Life ceased to actively seek new business in 1995 due to its lack of scale and profitability. London Life is the smallest of AMP's three closed books and its book predominantly comprises savings, investment and pensions products together with a smaller number of annuities and protection policies. AMP's traditional embedded value for London Life as at 30 June 2003 was £155 million based on a 5% discount margin over long term government bond rates.

Pearl

Pearl was acquired in December 1989 for £1.2 billion through a public takeover. At the last balance sheet date prior to acquisition Pearl had total assets of some £6.9 billion. Originally, Pearl offered both general and life insurance products but the general insurance business was sold to Churchill in 2001 for £80 million as part of AMP (UK)'s strategy of re-focussing on its core areas. In August 2002 Pearl announced its intention to cease writing most new with-profits and annuity products. Pearl effectively closed to new business in early 2003.

Pearl has some 1.8 million in-force Industrial Branch policies, consisting of a mixture of endowment savings and whole of life contracts. This business represents some 2.3% of UK Life Services liabilities. The remainder of Pearl's business-in-force consists of pension policies (predominantly individual personal pensions) and savings and investments policies, which are a mixture of with-profits single premium bonds and with-profits endowment savings contracts. Pearl also has a small number of annuities, collective investment and protection policies. Pearl mainly distributed its products via a direct sales force, which has now been closed down.

Shareholders participate on a 90:10 basis in all with-profits business (that is, they receive as transfers from the life funds $1/9^{th}$ the cost of policyholders' bonuses declared for that year).

In 1996 some £960 million (£918 million orphan plus £42 million value of future interest in non-profit business) of "orphan assets" in the Pearl policyholders' funds were attributed to shareholders following negotiations with the Department of Trade and Industry (who at that time had responsibility for insurance company regulation). These assets were previously unattributed to either policyholders or shareholders and were used as part of the general capital backing the life business. At the time of attribution, Pearl undertook to leave the attributed assets in the long term fund for a period of five years, and it may only be removed thereafter. Although this five year period has expired, there is no current expectation that the assets will be distributed to shareholders in the medium term. This capital, together with Pearl policyholder funds, was subsequently used to expand AMP's UK presence by a number of acquisitions, including HGI. AMP's traditional embedded value for Pearl as at 30 June 2003 was £1,006 million based on a 5% discount margin over long term government bond rates.

NPI

The mutual insurer National Provident Institution was acquired in 1999 in an auction process. AMP paid £510 million for National Provident Institution, and offered a further £800 million in capital support on commercial terms. National Provident Institution had £13.8 billion of assets as at the last balance sheet date prior to acquisition. As part of the transaction, National Provident Institution was closed to new business and ring-fenced for the benefit of policyholders within a company called National Provident Life Limited. A new company, NPI Limited ("NPI") was formed into which all new business was written.

More recently NPI tried to focus on being a specialist pensions provider using the IFA channel and employee benefit consultants. NPI was fully closed to new business in June 2003. AMP's embedded value for NPI as at 30 June 2003 was £182 million based on a 5% discount margin over long term government bond rates.

6.4 Portfolio businesses

Towry Law

Towry Law is a financial advisory group, principally operating in the UK, Middle East and Asia. It was acquired by AMP in 2001. Towry Law operates through four divisions: Towry Law Life and Pensions, Towry Law International, Towry Law Insurance Brokers and Towry Law Mortgage Services. Towry Law does not manufacture its own products but offers advice to clients on financial services products manufactured by other companies, and levies a commission and/or charges fees. Towry Law's target customers are mass affluent, aspiring individuals and Small to Medium Sized Enterprises ("SMEs"). Towry Law benefits from a recognised brand and a broad customer base, giving it a strong position in its chosen markets.

Towry Law operates regionally in the UK, and overseas in Hong Kong, Bahrain, Japan, Dubai and Spain.

Ample

Ample is an online financial website with over one million registered users. Ample offers a fund supermarket offering unit trusts and OEICs from a number of leading fund managers as well as an execution only share dealing service. Ample has been in operation since 2001 and developed out of the combination of Interactive Investor's equity information site and AMP's funds transaction site (Ample).

Virgin Money

AMP (UK) holds a 50% stake in Virgin Money, a joint venture with the Virgin Group. Virgin Money has the global rights to the Virgin brand for the manufacture and distribution of retail financial services products and has approximately 735,000 customers. The business was initially established in March 1995 and AMP acquired its interest in November of that year. The traditional focus of the business was on the manufacture and distribution of savings and pensions products. However, as the product range has broadened and the emphasis on product manufacturing has declined, Virgin Money's strategy has evolved to concentrate on the branded packaging of third party products to the UK and Australian markets while its in-house manufactured products are expected to contribute a declining proportion of revenues.

In the UK, Virgin Money's principal source of new business is now the distribution of the Virgin credit card through a manufacturing agreement with MBNA; there are in excess of 300,000 cards in issue. Other products packaged for the UK market include household and car insurance, deposit and mortgage accounts and share dealing, all in conjunction with appropriate third parties. In addition, Virgin Money offers tracker and fixed income unit trust funds, life assurance (term assurance and critical illness), equity ISAs and individual and group pension products. Recently, Virgin Money has started offering personal loans via its relationship with MBNA. In Australia Virgin Money launched the Virgin credit card in partnership with Westpac in May 2003, receiving some 255,000 applications to the end of July 2003, and issuing approximately 100,000 cards.

6.5 Board and Management

The proposed composition of the Board of HHG is shown below:

Board Member	Brief Resume
Sir Malcolm Bates **Chairman**	• Appointed to AMP Board in 1998. • Former Deputy Managing Director, GEC. • Chairman Premier Farnell; previous non executive roles in a number of organisations.
Roger Yates **Managing Director and Chief Executive**	• Managing Director of HGI since 1999. Director since 2002. • 22 years' experience in the funds management industry. • Previously CIO of Invesco Global; previous senior roles with LGT and Morgan Grenfell.
Nicholas Toby Hiscock **Chief Financial Officer**	• Director of HHG since August 2003 and CFO since May 2003. • 22 years' experience as an accountant. • Previously Global Director of Finance & Operations, HGI.

Board Member	Brief Resume
Ian Laughlin **Managing Director, UK Life Services**	• Executive Director of HHG since January 2003. • Almost 30 years' financial services experience; actuary. • Joined AMP in November 1996 as Chief Manager, Life and Risk Insurance Services.
Peter Costain **Non-executive Director**	• Director of HHG since 1994. • Former Chief Executive and Deputy Chairman of construction group, Costain Group. • Accountant; director of Wessex Water Services Limited.
Roger Patrick (Pat) Handley **Non-executive Director**	• Director of HHG since June 2003; appointed to the AMP Board April 2003. • Previously Chief Financial Officer of Westpac Banking Corporation, Chairman and CEO of County Savings Bank, Chief Financial Officer of Banc One Corporation and a director of Suncorp Metway. • Chairman of Pacific Brands.
Anthony Hotson **Non-executive Director**	• Director of HHG since November 2002. • Former Managing Director and head of Financial Institutions Group, UBS Warburg. • Formerly at the Bank of England and at McKinsey.
Andrew Mohl **Non-executive Director**	• Managing Director and Chief Executive Officer of AMP Limited since October 2002. • 20 years' plus financial services experience. • Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services. • Former ANZ Senior and Chief Economist (1986-90); past Deputy Head of Research at the Reserve Bank of Australia.
Sir William Wells **Non-executive Director**	• Director of HHG since April 1994. • President, Chesterton International. • Chairman, NHS Appointments Commission; director of Exel.

Source: AMP.
Note: Andrew Mohl will be on HHG's Board as long as AMP retains a shareholding of more than 5%.

Roger Yates, Toby Hiscock and Ian Laughlin will also be members of HHG's management team. In addition, the team will comprise:

Executive	Brief resume and responsibilities
Ian Buckley **Chief Investment Officer**	• Joined HHG in 1992. • Previously at Sun Life Asset Management.
Mike Clare **Managing Director, Henderson UK/Asia**	• Previously Chief Investment Officer of AMP Asset Management New Zealand, subsequently Managing Director.
Jonathan Moss **Finance Director of UK Life Services and Chief Actuary**	• Has held a number of senior actuarial roles in AMP including Chief Actuary, AMP Financial Services.
Steven O'Brien **General Counsel**	• Has held a number of senior legal roles since joining National Provident Life in 1988, including Executive Legal Counsel for Henderson since 2000. • Formerly with British Telecom.
Anne Rein **Director of Human Resources and Corporate Affairs**	• Joined AMP in 1995 • Previously HR Executive at AMP Asset Management. • Former Deputy Director General, NSW Premier's Department, responsible for public sector performance improvement.

Source: AMP.

6.6 Pro forma financial performance and position

6.6.1 Pro forma financial performance

HHG

The Explanatory Memorandum sets out detailed consolidated historic pro forma financial results for HHG. Set out below is HHG's pro forma consolidated historic financial results for the years ended 31 December 2000, 2001 and 2002 and the six month period ended 30 June 2003. In the following sections, divisional historic results are set out for Henderson and UK Life Services. All financial information is presented under Australian GAAP.

$m	2000	2001	2002	1H 2003
Total assets under management ($ billion)	224.1	226.4	196.3	170.8
Henderson	234	117	97	28
UK Life Services	303	355	226	(24)
Other Businesses	-	(22)	(30)	(2)
Total business units operating profit	**537**	**450**	**293**	**2**
Corporate Office	(51)	(34)	(28)	(4)
Total operating margins	**486**	**416**	**265**	**(2)**
Underlying investment income	283	292	219	114
Underlying contribution	**769**	**708**	**484**	**112**
Investment income market adjustment	(160)	(441)	(139)	10
Amortisation of goodwill	(8)	(8)	(9)	(9)
Net profit after income tax before corporate borrowing costs	**601**	**259**	**336**	**113**
Net assets	5,966	5,745	6,775	4,815
Intangibles	2,189	2,791	2,088	997
Total Invested Capital	**8,155**	**8,536**	**8,863**	**5,812**
Return on invested capital	7.5%	3.1%	3.9%	3.1%

Source: AMP.

HHG's operating performance over the past three years reflects the increasingly difficult trading environment, represented most clearly by the fall in equity markets and hence funds management revenue over the period. While pro forma net profit after tax before corporate borrowings rose to $336 million in 2002, this primarily resulted from an increase in net investment income driven by bond appreciation in the UK and a reduction in growth assets as a percentage of total managed assets, rather than an improvement in core operating performance.

The fall in pro forma net profit after tax in the six months to 30 June 2003 primarily reflected reduced operating margins in UK Life Services (due to market impact, reduction in equity exposure and to the impact of closure of new business, including service company cost overruns) and a fall in Henderson operating margins due to the decline in equity markets. The fall was softened by an increase in net investment income due to a slight recovery in equity markets during the period. It should be noted that total invested capital fell in this period as a result of write-offs in each of the main business units and the stronger Australian dollar.

Henderson

$m	2000	2001	2002	1H 2003
Fee income	755	627	592	247
Management expenses	(424)	(452)	(442)	(209)
Income tax	(97)	(51)	(53)	(10)
Transformation costs	-	(7)	-	-
Operating margin	**234**	**117**	**97**	**28**
Underlying investment income	6	7	7	3
Underlying operating profit after income tax	**240**	**124**	**104**	**31**
Net assets	331	390	311	404
Intangibles	1,253	1,241	1,028	817
Total invested capital	**1,584**	**1,631**	**1,339**	**1,223**
Cost to income ratio	56%	71%	73%	83%
RoIC	16.7%	7.7%	7.0%	4.8%
Assets under management by asset class ($bn)				
Local equities	97.2	81.7	67.8	45.2
International equities	48.1	48.0	[illegible]	[illegible]

Board Member	Brief Resume
Ian Laughlin **Managing Director, UK Life Services**	• Executive Director of HHG since January 2003. • Almost 30 years' financial services experience; actuary. • Joined AMP in November 1996 as Chief Manager, Life and Risk Insurance Services.
Peter Costain **Non-executive Director**	• Director of HHG since 1994. • Former Chief Executive and Deputy Chairman of construction group, Costain Group. • Accountant; director of Wessex Water Services Limited.
Roger Patrick (Pat) Handley **Non-executive Director**	• Director of HHG since June 2003; appointed to the AMP Board April 2003. • Previously Chief Financial Officer of Westpac Banking Corporation, Chairman and CEO of County Savings Bank, Chief Financial Officer of Banc One Corporation and a director of Suncorp Metway. • Chairman of Pacific Brands.
Anthony Hotson **Non-executive Director**	• Director of HHG since November 2002. • Former Managing Director and head of Financial Institutions Group, UBS Warburg. • Formerly at the Bank of England and at McKinsey.
Andrew Mohl **Non-executive Director**	• Managing Director and Chief Executive Officer of AMP Limited since October 2002. • 20 years' plus financial services experience. • Joined AMP in 1996 as General Manager Retail Distribution, AMP Financial Services. • Former ANZ Senior and Chief Economist (1986-90); past Deputy Head of Research at the Reserve Bank of Australia.
Sir William Wells **Non-executive Director**	• Director of HHG since April 1994. • President, Chesterton International. • Chairman, NHS Appointments Commission; director of Exel.

Source: AMP.
Note: Andrew Mohl will be on HHG's Board as long as AMP retains a shareholding of more than 5%.

Roger Yates, Toby Hiscock and Ian Laughlin will also be members of HHG's management team. In addition, the team will comprise:

Executive	Brief resume and responsibilities
Ian Buckley **Chief Investment Officer**	• Joined HHG in 1992. • Previously at Sun Life Asset Management.
Mike Clare **Managing Director, Henderson UK/Asia**	• Previously Chief Investment Officer of AMP Asset Management New Zealand, subsequently Managing Director.
Jonathan Moss **Finance Director of UK Life Services and Chief Actuary**	• Has held a number of senior actuarial roles in AMP including Chief Actuary, AMP Financial Services.
Steven O'Brien **General Counsel**	• Has held a number of senior legal roles since joining National Provident Life in 1988, including Executive Legal Counsel for Henderson since 2000. • Formerly with British Telecom.
Anne Rein **Director of Human Resources and Corporate Affairs**	• Joined AMP in 1995 • Previously HR Executive at AMP Asset Management. • Former Deputy Director General, NSW Premier's Department, responsible for public sector performance improvement.

Source: AMP.

6.6 Pro forma financial performance and position

6.6.1 Pro forma financial performance

HHG

The Explanatory Memorandum sets out detailed consolidated historic pro forma financial results for HHG. Set out below is HHG's pro forma consolidated historic financial results for the years ended 31 December 2000, 2001 and 2002 and the six month period ended 30 June 2003. In the following sections, divisional historic results are set out for Henderson and UK Life Services. All financial information is presented under Australian GAAP.

$m	2000	2001	2002	1H 2003
Total assets under management ($ billion)	224.1	226.4	196.3	170.8
Henderson	234	117	97	28
UK Life Services	303	355	226	(24)
Other Businesses	-	(22)	(30)	(2)
Total business units operating profit	**537**	**450**	**293**	**2**
Corporate Office	(51)	(34)	(28)	(4)
Total operating margins	**486**	**416**	**265**	**(2)**
Underlying investment income	283	292	219	114
Underlying contribution	**769**	**708**	**484**	**112**
Investment income market adjustment	(160)	(441)	(139)	10
Amortisation of goodwill	(8)	(8)	(9)	(9)
Net profit after income tax before corporate borrowing costs	**601**	**259**	**336**	**113**
Net assets	5,966	5,745	6,775	4,815
Intangibles	2,189	2,791	2,088	997
Total Invested Capital	**8,155**	**8,536**	**8,863**	**5,812**
Return on invested capital	7.5%	3.1%	3.9%	3.1%

Source: AMP.

HHG's operating performance over the past three years reflects the increasingly difficult trading environment, represented most clearly by the fall in equity markets and hence funds management revenue over the period. While pro forma net profit after tax before corporate borrowings rose to $336 million in 2002, this primarily resulted from an increase in net investment income driven by bond appreciation in the UK and a reduction in growth assets as a percentage of total managed assets, rather than an improvement in core operating performance.

The fall in pro forma net profit after tax in the six months to 30 June 2003 primarily reflected reduced operating margins in UK Life Services (due to market impact, reduction in equity exposure and to the impact of closure of new business, including service company cost overruns) and a fall in Henderson operating margins due to the decline in equity markets. The fall was softened by an increase in net investment income due to a slight recovery in equity markets during the period. It should be noted that total invested capital fell in this period as a result of write-offs in each of the main business units and the stronger Australian dollar.

Henderson

$m	2000	2001	2002	1H 2003
Fee income	755	627	592	247
Management expenses	(424)	(452)	(442)	(209)
Income tax	(97)	(51)	(53)	(10)
Transformation costs	-	(7)	-	-
Operating margin	**234**	**117**	**97**	**28**
Underlying investment income	6	7	7	3
Underlying operating profit after income tax	**240**	**124**	**104**	**31**
Net assets	331	390	311	404
Intangibles	1,253	1,241	1,028	817
Total invested capital	**1,584**	**1,631**	**1,339**	**1,223**
Cost to income ratio	56%	71%	73%	83%
RoIC	16.7%	7.7%	7.0%	4.8%
Assets under management by asset class ($bn)				
Local equities	97.2	81.7	67.8	45.2
International equities	48.1	48.0	34.4	28.6

$m	2000	2001	2002	1H 2003
Fixed interest	65.4	81.0	77.1	82.2
Property	12.8	14.7	15.4	13.5
Private Capital	0.6	1.0	1.6	1.3
	224.1	**226.4**	**196.3**	**170.8**
Assets under management by line of business ($bn)				
Retail – open end	22.8	20.2	15.4	14.0
Retail – closed end	18.8	14.2	10.8	9.8
Subadvisory	29.6	27.0	21.0	18.0
Institutional	57.0	74.8	69.0	61.8
Life Services' life funds	95.9	90.2	80.1	67.2
	224.1	**226.4**	**196.3**	**170.8**

Source: AMP.

Henderson's operating margin has steadily fallen since 2000 as fee income has fallen, reflecting reduced funds under management driven by falling equity markets, the strengthening of the Australian dollar and some net outflows; although operating costs have been reduced, management has invested a proportion of these savings in developing business in future growth areas. This has led to an increase in the cost to income ratio from 56% in 2000 to 83% in the half year to June 2003. Investment income has remained broadly steady across the period.

The business unit's return on invested capital (RoIC) fell significantly in 2001 but has shown smaller falls in subsequent periods. The result in 2000 included exceptional investment performance fees from technology funds. While profitability has fallen since 2001, this has been somewhat offset by tangible and intangible write-downs which have reduced invested capital, thus reducing the effect of falling margins on the RoIC.

Funds under management have fallen by approximately one quarter since the end of 2000 with a more significant percentage fall in retail assets. The percentage of assets invested in equities has also fallen, reflecting weak equity markets and, in the period to 30 June 2003, the de-risking of UK Life Services and decision to invest more heavily in fixed income assets.

UK Life Services

$m	2000	2001	2002	1H 2003
Profit margins released	230	230	152	45
Profit margins – other operations	10	16	102	(38)
Total profit margins	**240**	**246**	**254**	**7**
Experience profits/(losses)	3	64	(22)	(37)
Capitalised (losses)/loss reversals	60	45	(6)	6
Operating margins	**303**	**355**	**226**	**(24)**
Underlying investment income	205	236	211	131
Underlying operating profit after income tax	**508**	**591**	**437**	**107**
Net Assets	3,957	4,604	6,994	4,956
Intangibles	936	1,094	844	-
Total Invested Capital	**4,893**	**5,698**	**7,838**	**4,956**
Cost to income ratio	65%	64%	64%	72%
Retention/persistency	89%	89%	88%	85%
RoIC	10.6%	11.2%	6.5%	3.3%

Source: AMP.

Profit margins declined in the period to 31 December 2002 following reductions in underlying with-profit assets, lower equity backing ratios and increases in provisions for pensions mis-selling, mortgage endowments and guaranteed annuity options. Investment income fell slightly as a result of the shift away

from equities – this was partially offset by the return on the increased capital allocated to UK Life Services. The increase in capital comprised a contribution of $1,393 million from AMP Group including an increase of $1,211 million in admissible assets and regulatory waivers following an internal restructuring, partially offset by asset writedowns, payment of dividends and a reallocation of shareholder attributable assets.

In the six months to 30 June 2003, profit margins decreased due to the reduction in equity exposure and the impact of closure of new business. Invested capital fell due to a number of write-downs in goodwill and to reflect the expectation that shareholder assets within the life companies would be required to support policyholder liabilities. Over the period persistency experience declined from 88% to 85%, reflecting difficult market and company conditions.

6.6.2 Pro forma financial position

The table below summarises the pro forma consolidated financial position of HHG as at 30 June 2003 assuming the Demerger becomes effective:

$m	H1 2003		H1 2003
Assets		**Liabilities**	
Cash	12,041	Payables	2,151
Receivables	2,589	Provisions	1,621
Equity Securities	16,061	Borrowings	1,492
Debt Securities	39,901	Life insurance policy liabilities	62,520
Property	4,724	Subordinated debt	320
Other investments	910	Other liabilities	978
Other Assets	134		
EMVONA	997	**Total liabilities**	**69,082**
Total assets	**77,357**	**Net assets**	**8,275**
		Ordinary equity	5,667
		Unattributed life funds	2,596
		Outside equity interests	12
		Total Equity	**8,275**

Source: AMP.
Note: The borrowings and subordinated debt above represent principally policyholder debt.

As part of the Demerger it is proposed that AMP re-capitalises HHG to remove £1,041 million of external debt (which includes £75 million of costs related to the termination of the cross currency swap associated with the RPS, which will be settled in cash prior to the Demerger). Immediately after the Demerger, HHG will be left with no external hybrid or debt financing other than a £100 million convertible loan note facility drawn down to £50 million (see section 1.3.3 of this report for further details), £1 million of loan notes issued by Henderson and a £8 million FRN issued by AMP (UK) Financial Planning. In addition, approximately £191 million of further equity will be injected by AMP into HHG. Pursuant to the Demerger, HHG and AMP have agreed that various guarantees and financial support arrangements between AMP and HHG be discharged.

The UK Life Services contribution can be expressed in traditional embedded value terms as set out in the table below:

£m	31 December 2002	30 June 2003
Embedded value	1,979	1,341
- adjusted net assets	672	39
- loans and reserves	125	76
- value of in-force business	1,182	1,226
Embedded value by major entity		
Life business	1,896	1,344
Business support operations	52	-
Other subsidiaries	31	(3)

Source: AMP.
Note: The above figures are calculated at the 5% discount margin over long term Government bond rates.

This can be split between the businesses as follows:

£m	31 December 2002	30 June 2003
Pearl		
Adjusted net assets	574	-
Value of in-force business	829	1,006
Embedded value	1,403	1,006
NPI (new NPI)		
Adjusted net assets	106	27
Value of in-force business	141	155
Embedded value	247	182
London Life		
Adjusted net assets	36	27
Loans and reserves	125	76
Value of in-force business	85	52
Embedded value	246	155
Other subsidiaries		
BSO (service co)	52	-
AMP UK Services	(29)	(6)
Towry Law	77	14
AMPLE	13	3
II	(8)	(15)
NPI non-life	22	29
Eliminations	(44)	(27)
Total	1,979	1,341

Source: AMP.

6.6.3 Pro forma regulatory capital position

HHG's pro forma statement of regulatory capital as at 30 June 2003 is set out below:

$m	Tangible Capital Resources	Intangibles	Total Capital
Henderson	406	817	1,223
Pearl	3,683	-	3,683
London Life	671	-	671
Life Services other	602	-	602
Other	482	180	662
Eliminations	(1,029)	-	(1,029)
Total	4,815	997	5,812

Source: AMP.
Note: Eliminations relate to Pearl life funds' investment in Henderson ($797m) and Virgin Money ($232m).

HHG and its principal operating subsidiaries are regulated by the FSA and are required to maintain minimum amounts of regulatory capital and reserve levels. As at 30 June 2003 HHG's minimum regulatory capital requirement was $4,422 million compared to actual available capital after eliminations of $5,812 million. The eliminations represent investments by Pearl in Henderson and Virgin which are already included in Pearl's capital resources. The regulatory positions of HHG's divisions are discussed below. It should be noted that the FSA has issued a consultation paper (CP 195) which will also require, if and when implemented, HHG to produce realistic balance sheets for its life companies. These are set out in the Consulting Actuary's report in the Explanatory Memorandum and summarised in section 6.6.4.

FSA approval

The FSA has given its approval in principle for the Demerger, having received a number of commitments from AMP and HHG. In particular:

- AMP has given certain financial commitments as set out above;
- Pearl has given an undertaking to the FSA that it will restrict transfers to shareholders' funds from the Pearl 90/10 fund for as long as policyholder benefits require support and in any event will not release any capital transfers so accumulated within the fund before 2014 without the prior consent of the FSA; and
- Pearl has agreed that it will not remove any capital or pay a dividend from Pearl without the prior consent of the FSA.

Henderson

In common with all investment management firms in the UK, Henderson is required to meet prudential requirements set by the FSA governing its level of capital. In March 2003, the FSA published proposed amendments to these requirements in Consultation Paper 173. While these requirements have yet to come into force, they propose changes to the way in which investment management firms, which are members of a group, are treated for capital purposes. In response to these changes, the Demerger proposal includes a new £40 million re-capitalisation of Henderson to ensure that it continues to meet FSA requirements; this will be funded by way of an equity injection from AMP to HHG.

UK Life Services

Pearl, London Life and NPI are all required to meet FSA regulatory requirements governing the margin of the assets they hold over and above their liabilities (the Required Minimum Margin or "RMM"). The key measure of financial strength for life insurers is the surplus assets over and above that required for the RMM, known as free assets. The ratio of free assets to liabilities is known as the Free Asset Ratio, or FAR. FARs are calculated depending on the type and amount of insurance business that the company writes. The FAR position of UK Life Services is as shown below.

Free asset ratio (FAR)	31 Dec 2001	31 Dec 2002	30 June 2003
Pearl	4.7%	2.7%	1.8%
London Life	5.4%	2.6%	1.1%
NPI Ltd	3.6%	1.1%	0.7%
National Provident Life	8.2%	1.3%	0.4%

Source: AMP.

The free asset ratios of UK Life Services' subsidiaries are considerably lower than the UK average. The industry average free asset ratio of companies writing with-profits business was 5% as at 31 December 2002.

In future, UK Life Services will need to report on the "twin peaks" approach, taking into account realistic liabilities, as described in Section 4. The prudential guidelines of UK life insurance companies is undergoing a period of change, which could increase capital requirements. The Consulting Actuary's realistic balance sheet assessment indicates that UK Life Services has little free capital after satisfying its risk capital margin, being the excess assets required to support the business in adverse conditions.

Portfolio Businesses

As part of the Demerger, Towry Law will be recapitalised by the injection of £40 million by AMP.

6.6.4 Consulting Actuary's Report

The consulting actuary, Tillinghast-Towers Perrin ("Tillinghast"), has conducted an assessment of the embedded value of UK Life Services as at 30 June 2003 using the traditional and market-consistent methodologies. Tillinghast's conclusions are set out in the following table.

UK Life Services (£m)	Traditional	Market-consistent
Embedded Value	845	900

Source: Tillinghast.
Note:
Traditional embedded value calculated at risk discount rate of 9.4% for Pearl and NPLL, and 7.4% for all other companies. Market-consistent embedded value excludes explicit agency costs, which represents the discount that shareholders may apply to the company's equity because they do not have direct control over its deployment.

Tillinghast's calculation of the traditional embedded value for UK Life Services is substantially lower than the £1,341 million embedded value set out in AMP's Investor Report for the six months to 30 June 2003. The key differences relate to the definition of capital (Tillinghast excludes capital allocated to other business units eg. Henderson and Virgin Money) and recognition of future expense savings (Tillinghast excludes anticipated expense savings). If Henderson, Virgin Money and Towry Law were included in the Tillinghast calculation, the traditional embedded value as at 30 June 2003 would have been £1,261 million.

The key differences between the traditional embedded value and the market-consistent embedded value calculated by Tillinghast for UK Life Services are set out below:

Reconciliation of Market-Consistent to Traditional Embedded Value (£m)	
Traditional Embedded Value	**845**
- Removal of Traditional Cost of Prudential Capital	276
- Removal of Traditional Allowance for Operating Profit Risks	193
Specific Allowance for Risk:	
- Policyholder Financial Guarantees and Options	(233)
- Other Market Related Risks	(44)
- Market-consistent Cost of Capital	(137)
Market-Consistent Embedded Value	**900**

Source: Tillinghast.

Set out in the table below are the realistic balance sheets for the UK Life Services companies which have been prepared by Tillinghast on the basis of Consultation Paper 195 issued by the FSA in August 2003. This table highlights the fact that the free assets in the realistic balance sheets represent only a small buffer (£125 million) against the realistic liabilities of £20 billion.

The above asset values reflect current admissibility rules. If the FSA removes the option to value at market non-insurance undertakings in accordance with Consultation Paper 145, the level of inadmissible assets in Pearl could increase by up to £210 million.

£m	Pearl	National Provident Life	London Life
Admissible assets	14,874	7,915	2,865
Adjustment for non-profit business	(3,471)	105	(1,122)
Available assets	11,403	8,020	1,743
Realistic liabilities	(11,017)	(7,819)	(1,714)
Assets available to cover risk capital margin	3,862	201	29
Risk capital margin	(311)	(151)	(29)
Free capital	75	50	0

Source: AMP.

Further details of the valuation work and other actuarial advice provided by Tillinghast to AMP are set out in the Consulting Actuary's report, which is included in the Explanatory Memorandum.

6.7 Situation Analysis

6.7.1 Key strengths

Scale

With some £69 billion under management, Henderson is a mid-sized UK fund manager. With such funds under management it should be able to achieve operating efficiencies while offering a full service asset management proposition. Henderson also has the ability to extract significant synergies from any acquisition it may subsequently make. The UK asset management sector is a reasonably fertile source of mergers and acquisitions activity and Henderson should be able to find, or become, a suitable acquisition target in due course if that is desired.

Capabilities and distribution

Henderson has a broad range of funds management expertise for a diverse client base which should assist it in developing its business in future. Henderson has strong distribution links through the global asset consultants (on the institutional side) and UK independent financial advisers (on the retail side) as well as through its Continental European distribution relationships. Improving funds management performance should over time assist in generating new business from these sources. Henderson also has distribution links through Towry Law, its IFA business.

Profitability

Having closed its life operations to new business, UK Life Services has an opportunity to run its closed books in such a way as to generate maximum profit, subject to ensuring the fair treatment of policyholders, assuming it can control costs and generate some administrative efficiencies.

Capital release

As the life businesses mature and customers leave the books, so the release of capital previously held as reserves is facilitated. However, given current uncertainty over the new realistic regulatory capital requirements for life companies, HHG is unable to predict when capital may be able to be released.

6.7.2 Key issues

Stock market risk

HHG's prospects are directly linked to the performance of the stock market. The cost base is relatively fixed but the generation of profitability depends on predictable and positive equity market performance – which directly affects funds management fees and the release of embedded value profit.

Product reviews/liabilities

In the past HHG has sold a number of products which have attracted regulatory interest. These products have tended to be long-term savings rather than asset management based. HHG has provisions against reviews or claims against them in relation to such matters; the risk is that such provisions are inadequate or that the FSA reviews additional product areas which are unprovided for. Examples of such reviews/product liability are the mis-selling of personal pensions, guaranteed annuity option reserving, and sales of mortgage-related endowment policies. In some cases the cost of redress can be shared with policyholders. Current provisions total some £1.25 billion, with some £400 million relating to guaranteed annuity options, £300 million for pensions mis-selling, £195 million in relation to the mortgage endowment "promise" and £19 million for mortgage endowment mis-selling. HHG's auditors have reviewed and approved the level of provisioning.

Declining life book

After the Demerger, HHG's three closed life businesses may start to experience higher lapse or termination rates as a result of the corporate change. As investors withdraw funds, this has a number of effects – the company no longer has to provide for payment of future benefits to that investor, hence

creating the potential to release capital. At the same time Henderson's funds under management fall, thereby reducing revenue levels. Management considers that the timing of the replacement of UK Life Services revenues and assets by third party assets represents a significant challenge for Henderson. UK Life Services is currently experiencing some increases in lapse rates compared to last year, particularly in relation to certain product lines.

Market Value Adjusters

A number of Pearl products were written without market value adjusters ("MVAs"). This has the consequence that policyholders who choose to withdraw their funds have the potential to remove more than their underlying asset shares at any point in time. These products in particular are currently experiencing higher than normal lapse rates. This could have adverse consequences for the financial strength of Pearl on a realistic basis.

Regulatory capital position

As noted earlier, UK Life Services' regulatory capital position is weaker than its peers, and narrowly satisfies the required minimum margin in relation to each entity at 30 June 2003. On the realistic basis, UK Life Services is also thinly capitalised, as shown in the Consulting Actuary's report included in the Explanatory Memorandum. There is, therefore, a significant risk that adverse experience in one of these funds, which could result from changes to future experience assumptions, compensation claims or adverse market movements could lead to a further weakening and possibly a breach of the required minimum margin. In such circumstances HHG would have to consider measures to protect UK Life Services' regulatory capital position, which could include raising additional capital.

6.8 Peer review

This section compares HHG against a number of its peers, both life companies and fund managers. There are few direct comparators to HHG, though Britannic does bear some degree of similarity in having a largely closed life business and an asset management division, but it is clearly several times smaller than HHG in terms of assets under management.

HHG

The table below reviews HHG against its main UK wealth management and life insurance peers.

	Market capitalisation (£m)	Total FUM[2] (£bn)	New business (APE)[5] (£m)
Pearl[1]	**n/a**	**15**	**116**
NPI[1]	**n/a**	**11**	**115**
Henderson	**n/a**	**69[3]**	**n/a**
Amvescap	4,037	207	n/a
Aviva	11,945	208	2,373
Britannic	518	14	82
Friends Provident	2,398	60[4]	377
Isis	380	60	n/a
Legal & General	6,681	116	700
Prudential	8,891	155	1,900
Schroders	2,030	88	n/a
Standard Life	n/a	83	1,300

Source: Company accounts, Bloomberg.

Notes:

1. Pearl and NPI are now closed to new business.
2. As at 31 December 2002: Pearl number from draft 2002 accounts.
3. Includes UK Life Services FUM.
4. Funds managed by Isis, in which Friends Provident holds a 67.5% shareholding.
5. Life and pensions only, except for Britannic which includes retail investment sales.

The table above demonstrates Henderson's position as a mid-sized fund manager. UK Life Services had a relatively modest new business market share and has now ceased writing new business.

Henderson – fund flows

The table below shows Henderson's net retail sales of unit trusts and OEICs in the UK relative to the market over the last four years.

£m	1999	2000	2001	2002
Henderson's net retail sales of unit trusts and OEICs in the UK	368	1,513	267	34
Market share (%)	2.6%	8.5%	2.9%	0.4%

Source: AMP and Investment Management Association.

Henderson's share of UK retail unit trust and OEIC sales has declined over the past two years, although 2000 benefited from exceptional technology sales.

UK Life Services

The table below benchmarks HHG's two main life businesses' share of the new business market over the last five years. It will be seen that both Pearl and NPI lost ground to their peers over this period. London Life has not been separately analysed because it has been largely closed to new business since 1995.

New business (£m) / market share	2002	%	2001	%	2000	%	1999	%	1998	%
Pearl	115.5	1.0	95.5	0.9	123.7	1.3	115.5	1.2	111.3	1.3
NPI	114.6	1.0	105.5	1.0	115.3	1.2	136.1	1.4	150.7	1.7
Industry total	11,091		10,980		9,824		9,844		8,700	

Source: Statutory Returns, Thesys, ABI.

A key element to UK Life Services' value is the extent to which customers remain with the business for the full policy term. UK Life Services' terminations experience is demonstrated by the table below. Pearl's lapse rates have increased over time; NPI's have increased modestly albeit from a low base.

Termination ratio (%)[1]	2002	2001	2000	1999	1998
Pearl	**6.4**	**6.2**	**6.1**	**5.9**	**4.8**
NPI[2]	**3.3**	**n/a**	**2.1**	**n/a**	**n/a**
Aviva	8.5	7.5	6.5	6.1	7.0
Britannic	8.9	7.5	6.1	4.8	4.3
Friends Provident	12.2	5.3	3.0	3.6	3.4
Legal and General	8.9	7.7	6.7	5.8	5.7
Prudential	5.7	4.6	4.1	3.5	3.5
Standard Life	4.4	2.5	2.3	2.0	2.2

Source: Thesys, Statutory Returns.

Notes:

1. Non-linked business (i.e. with-profits). Ratio shows surrenders and forfeitures as a % of average premiums in force.
2. NPI is shown from year of acquisition.

UK Life Services' efficiency in capturing new business over the last five years is shown below:

Initial expense ratio (%)[3]	2002	2001	2000	1999	1998
Pearl[1]	**137.3**	**126.1**	**134.3**	**111.1**	**100.3**
NPI[1,2]	**44.1**	**41.8**	**65.4**	**n/a**	**n/a**
Aviva	55.8	64.7	91.0	84.0	102.5
Britannic	102.4	121.9	104.9	95.2	82.1
Friends Provident	99.4	51.3	70.0	75.6	84.2
Legal and General	90.1	107.5	90.0	75.5	76.7
Prudential	93.0	92.2	76.6	69.5	82.7
Standard Life	43.6	40.4	42.4	43.8	49.7

Source: Thesys, Statutory Returns.
Note:
1. Pearl and NPI are now closed to new business.
2. NPI is shown from year of acquisition.
3. Ratio shows new business expenses as percentage on new premiums.

The characteristics of Pearl as a direct sales business and NPI as an IFA distributor are clearly demonstrated by the above table. In May 2003 UK Life Services closed to new business and thus will not incur further new business acquisition expenses. Strict control of costs will ensure HHG extracts maximum value from its closed life books.

Renewal expense ratio (%)[3]	2002	2001	2000	1999	1998
Pearl[1]	**34.8**	**40.8**	**44.5**	**38.3**	**31.4**
NPI[1,2]	**12.5**	**12.9**	**34.4**	**n/a**	**n/a**
Aviva	14.3	27.7	20.8	18.8	15.5
Britannic	38.0	58.9	61.6	79.1	81.0
Friends Provident	15.8	14.1	13.9	11.3	10.7
Legal and General	15.0	19.1	18.7	24.7	28.0
Prudential	26.9	36.5	26.2	27.6	24.6
Standard Life	14.3	12.5	10.3	9.5	10.4

Source: Thesys, Statutory Returns.
Note:
1. Pearl and NPI are now closed to new business.
2. NPI is shown from year of acquisition.
3. Ratio shows business maintenance expense as percentage of business inforce (excluding new business).

Renewal expenses indicate the efficiency of a life office in maintaining existing business. Direct sales businesses such as Pearl (which has closed to new business) and Britannic clearly experience higher expense levels.

7 DEMERGERS

7.1 Overview

A demerger is one method by which identifiably different business activities, carried on by one company or group can be formally separated into two or more stand-alone entities. They are typically undertaken to create companies with a single geographic, industry or commodity focus. A demerger often involves a pro-rata distribution of shares in a subsidiary to the shareholders of the parent company such that the shareholders hold shares in the demerged entities in the same proportions as they held shares in the demerging company before the demerger.

A parent company will usually undertake a demerger when it considers that a part of its business no longer sits naturally with the remainder of the group, and value for shareholders can be unlocked by the decoupling of that part of the group.

The key principle behind demergers is that investors are able to achieve diversification themselves and do not reward corporate diversification unless there are substantial synergies between the various businesses. The operational challenges of running a portfolio of businesses (ie. a conglomerate) and the lack of focus can cause such groups to trade at a discount to a "sum of the parts" valuation.

7.2 Australian experience

A number of demergers have taken place in Australia over the last few years. The majority of these demergers involved subsidiaries exposed to a different industry or geographic region to the parent company:

Date	Parent Company	Demerged Entity	% Demerged	Method
October 1997	Boral Limited	Envestra Limited	80.0%	IPO
June 1998	Coca-Cola Amatil Limited	Coca-Cola Beverages Limited	49.9%	Distribution
October 1998	Delta Gold	Zimbabwe Platinum Mines Limited	49.0%	Distribution
February 2000	Boral Limited	Origin Energy Limited	100.0%	Distribution
April 2000	Amcor Limited	PaperlinX Limited	82.0%	Distribution
June 2000	AGL Limited	Australian Pipeline Trust	70.0%	Distribution
October 2000	BHP Limited	OneSteel Limited	100.0%	Distribution
March 2001	Village Roadshow Limited	Austereo Limited	55.0%	IPO
August 2001	Futuris Corporation	Australian Agricultural Company	60.0%	IPO
July 2002	BHP Billiton Limited	BHP Steel Limited	94.0%	Distribution
November 2002	WMC Limited	Alumina Limited	100.0%	Distribution
March 2003	CSR Limited	Rinker Group Limited	100.0%	Distribution

Source: Company documents; IRESS; Bloomberg.

The success of a demerger is generally measured by comparing the market value of the parent before the demerger announcement to the combined market value of the parent and the demerged entity after both entities are listed. This should then be compared to the change in the general market to determine the relative performance of the demerged entities. The table below sets out a summary of changes in the combined market values of relevant demerged entities (as measured between the date of announcement and three and twelve months after the first day of trading of shares in the demerged entity) and the corresponding movement in the general market:

Demerger	Change in Market Value (3 mths)	Change in All Ordinaries (3 mths)	Out-performance[2]	Change in Market Value (12 mths)	Change in All Ordinaries (12 mths)	Out-performance[2]
Coca-Cola Amatil / Beverages	(31.8%)	(9.3%)	(22.5%)	(16.4%)	14.0%	(30.4%)
Delta Gold / Zimbabwe Platinum	24.8%	(4.4)%	18.2%	36.3%	(0.6%)	36.9%
Boral / Origin	(35.3%)	9.4%	(44.7%)	(12.0%)	20.0%	(32.0%)
Amcor / PaperlinX	22.2%	3.4%	18.8%	29.4%	1.1%	28.3%
BHP / OneSteel	4.0%	13.8%	(9.8%)	5.9%	10.7%	(4.8%)
BHP Billiton / BHP Steel	0.9%	(7.8%)	8.7%	0.8%	(4.3%)	5.1%
WMC / Alumina	(16.3%)	(15.2%)	(1.1%)	Na	Na	Na
CSR / Rinker	23.8%	1.3%	22.5%	Na	Na	Na

Source: IRESS; Bloomberg; Aspect Financial; Company Announcements; Rothschild analysis.

Note:

1. "Market value" approximates the value of shares that a shareholder holds in the demerged entities, as measured by the number of shares as at first day of trading of the demerged entities multiplied by the relevant share price.
2. Outperformance is equal to the change in market value less the change in All Ordinaries Index.
3. The Change in Market Value and Change in All Ordinaries is calculated from the Announcement date to 3 and 12 months after the first day of trading of the demerged entity.

The Australian demerger experience has been mixed, and does not give positive guidance to the potential success, or otherwise, of the AMP Demerger proposal. The performance of companies after a demerger depends on a number of factors, with company specific factors being the most important. Our discussion of AMP specific factors as well as our assessment of the Demerger can be found in section 9.

7.3 UK experience

The UK has seen a higher frequency of demergers over recent years than in Australia and a number of these have involved subsidiary entities being demerged which operate in a similar industry and geographical region as their parents. The table below sets out relevant demergers since the beginning of 1998 and shows the same analysis of the demergers as outlined in the section above.

Parent company/ demerged entity	Date of demerger	Change in Market Value (3 mths)	Change in FTSE All Share (3 mths)	Out-performance[2]	Change in Market Value (12 mths)	Change in FTSE All Share (12 mths)	Out-performance[2]
Northern Foods / Express Dairies	March 1998	7.0%	11.9%	(4.9%)	(40.2%)	17.6%	(57.8%)
Lonrho / Lonrho Africa	May 1998	(36.6%)	2.9%	(39.6%)	0.3%	14.4%	(14.1%)
BTG / Torotrak	July 1998	(38.6%)	(12.3%)	(26.3%)	(12.3%)	4.9%	(17.2%)
United News and Media / Garban	Nov 1998	(26.5%)	(0.7%)	(25.8%)	(22.2%)	9.4%	(31.6%)
Tarmac / Carillion	July 1999	14%	5.8%	8.1%	Na	Na	Na
Penninsular & Oriental / P&O Princess Cruises	October 2000	(21.1%)	(0.1%)	(21.0%)	(50.2%)	(17.2%)	(33.0%)
BG Group / Lattice	October 2000	29.7%	(4.8%)	34.5%	35.7%	(21.1%)	56.8%
Chubb / Kidde	Nov 2000	(2.9%)	(4.2%)	1.3%	(15.5%)	(18.8%)	3.3%
Uniq / Wincanton	May 2001	(10.1%)	(13.8%)	3.7%	(6.5%)	(15.9%)	9.4%
Kingfisher / Woolworths	Aug 2001	(24.0%)	(19.4%)	(4.6%)	(46.2%)	(33.7%)	(12.5%)
British Telecom / MMo2	Nov 2001	(29.3%)	(14.4%)	(14.9%)	(38.1%)	(31.6%)	(6.5%)
Chorion / Urbium	May 2002	(60.8%)	(16.3%)	(44.4%)	(72.0%)	(24.7%)	(47.3%)
Mitchells & Butler / Intercontinental Hotel Group	April 2003	2.1%	10.1%	(8.0%)	Na	Na	Na

Source: Hydra; Bloomberg; Datastream; Company Announcements; Rothschild analysis.

Note:

1. "Market value" approximates the value of shares that a shareholder holds in the demerged entities, as measured by the number of shares as at first day of trading of the demerged entities multiplied by the relevant share price.
2. Outperformance is equal to the change in market value less the change in FTSE All Share.
3. The Change in Market Value and Change in FTSE All Share is calculated from the Announcement date to 3 and 12 months after the first day of trading of the demerged entity.

The experience of demergers in the UK is also mixed and makes it difficult to draw firm conclusions from precedent demergers other than that company specific factors are probably the most important factor in determining the outcome of any demerger.

8 ALTERNATIVES TO THE DEMERGER PROPOSAL

8.1 Overview

The AMP Board considered an extensive range of alternatives before deciding to recommend the Demerger proposal. The main alternatives to the Demerger considered by the Board were:

- maintaining the status quo;
- a trade sale or merger of all or part of AMP's UK businesses;
- a float of the Henderson group (ie. HGI) on the London Stock Exchange;
- a trade sale or merger of AFS; and
- various forms of demergers.

In our discussion below on the benefits and drawbacks of each of these alternatives, we have focussed on the issues that are distinct from the benefits and drawbacks of the Demerger proposal itself. Our assessment of the Demerger proposal is set out in section 9.

8.2 Consideration of main alternatives

Maintaining the status quo

The merits of AMP maintaining the status quo are largely the reverse of the advantages and disadvantages of proceeding with the Demerger. These are discussed in greater detail in section 9.

Sale or merger of all or part of HHG

A sale of all or part of AMP's UK businesses would generate cash for AMP, and could insulate AMP's Australia and New Zealand businesses from brand damage due to its issues in the UK. A merger of the UK operations with a local UK partner may allow it to mitigate its capital requirements in the UK, whilst effecting a partial decoupling of AMP's UK businesses.

AMP conducted discussions in late 2002 and early 2003 with a number of UK and European life insurers to gauge their level of interest in either an acquisition of, or merger with, its UK businesses. At that time, UK equity market conditions were extremely unfavourable with the FTSE 100 Index approaching a seven year low. Based on those discussions, there was little interest from the parties approached in reaching an agreement acceptable to the AMP board.

Since the announcement of the proposed Demerger in May 2003, AMP has received conditional proposals from a number of parties to acquire all or part of HHG. We believe that a trade sale of HHG (in whole or in part) could deliver value to shareholders. As at the date of this report none of these conditional proposals is so advanced or so certain in its terms that it can be considered preferable to the Demerger proposal. However, it is possible that the Board of AMP could reach agreement with one of the parties on mutually acceptable terms following the date of this report. In those circumstances the Board of AMP would have to reconsider its recommendation of the Demerger and advise shareholders accordingly.

Float of HGI on the LSE

An IPO of HGI would generate cash for AMP and establish HGI (either with or without its Australian and New Zealand operations) as a separate listed entity. However, this would not achieve a decoupling of AMP's UK life insurance business from its Australia and New Zealand operations.

The Pearl shareholders' fund currently holds the majority of the economic interest in Henderson. A float of HGI on the London Stock Exchange would involve a sale by Pearl of its interests in Henderson, the proceeds of which would flow back to the Pearl shareholders' fund. The net proceeds released to AMP as a result of a float of HGI would therefore have been modest.

Trade sale or merger of AFS

As with a trade sale or merger of its UK businesses, a trade sale or merger of AFS would release cash, but it would mean the disposal (in whole or in part) of AMP's most profitable business at a time when its value is being depressed by the problems faced by AMP's UK businesses as well as by weaker equity markets. Furthermore, the links between AFS and ACI are strong with a significant amount of ACI's new business coming from AFS in 2002. Any disposal of AFS would need to take into account the effect on ACI. AMP announced in late August 2003 that it had been approached by National Australia Bank in May 2003 with a view to acquiring AFS. Since no purchase price was offered by National Australia Bank, the Board of AMP declined to pursue the approach and no formal proposal resulted at that time.

Other forms of demergers

The AMP Board examined a number of forms of demergers to effect the decoupling of its UK life business from its Australia and New Zealand businesses. The main differences centred on whether HGI was included in AMP or HHG. The Demerger proposal separates HGI between its UK operations (i.e. Henderson) and its Australia and New Zealand operations (ie. ACI), to be owned by HHG and AMP respectively. In view of the linkages between the life insurance companies and the funds management operations in the two countries, this represents, in our view, the optimal structure if a demerger is to be pursued.

8.3 Conclusion

The alternatives set out above have been considered by the AMP Board and all but one rejected. We concur with the Board's view that a trade sale of all or part of HHG on acceptable terms should continue to be pursued since it does offer a decoupling of the UK business from the Australian business, which is important for the preservation and enhancement of value for shareholders. A number of approaches have been made for all or part of HHG but as at the date of this report none is so advanced or so certain in its terms that it should forestall the Demerger process.

9 ASSESSMENT OF THE DEMERGER

9.1 Basis of assessment

In forming an opinion on whether the Demerger proposal is in the best interests of AMP shareholders as at the date of this report, Rothschild needs to assess whether the Demerger proposal is the strategic option most likely to deliver maximum value to AMP shareholders over time. In forming an opinion as to whether the capital cancellation is fair and reasonable to AMP shareholders as a whole, Rothschild considers that the same analysis should be used since the Demerger is to be effected by an interdependent capital cancellation and scheme of arrangement.

We have reviewed in the previous section the alternatives to the Demerger and have concluded that, in the absence of any concrete proposal to acquire all or part of AMP's UK businesses on appropriate terms, we should assess whether there is greater ability to maximise the value of AMP's assets under the existing group structure or by demerging the UK businesses.

9.2 Summary of opinion on the Demerger

The proposal before AMP shareholders is either to vote in favour of the Demerger, as recommended by the Board, or to continue with the current group structure by voting against the Demerger.

It is our view that the Demerger will provide two key benefits. First, we believe that implementation of the Demerger should help to arrest any further decline in the value of AMP arising specifically from the problems faced by AMP's UK Life Services business. As a result of these problems in the UK, AMP has experienced a decline in the perception of its brand in Australia which has caused commercial damage. In the event the Demerger does not proceed, we believe that this brand contagion could continue to have an adverse impact on the value of AMP's shares over time.

Secondly, AMP has a number of businesses attractive to third parties, of which the Australian businesses would be the most prized assets. However, the ability to realise full value for these assets through a takeover of AMP is constrained by its exposure, under the current group structure, to the risks and vulnerabilities of UK Life Services. AMP's attraction to a potential acquiror is therefore likely to be increased by the Demerger which will distance AMP from these risks and vulnerabilities. The Chief Executive of National Australia Bank, which increased its holding in AMP at the end of August 2003, has explicitly confirmed this by commenting that National Australia Bank "has no interest in acquiring AMP while AMP owns its UK business".

There is, in addition, a long-term strategic argument which favours separating the UK business from AMP's Australasian businesses. This argument is based on the fact that the market positions of the Australasian and UK businesses are substantially different. On the one hand, AMP is one of the leading life insurance and wealth management groups in Australia and New Zealand, whilst on the other hand, Henderson is a mid-market player in funds management and UK Life Services is closed to new business. The risk/ reward profiles of AMP and HHG are consequently different and there is little or no economic value in having them both grouped under one corporate structure. The Demerger will allow investors to choose whichever profile suits them, by enabling them to hold shares in either or both of AMP and HHG.

Finally, the basic economic rationale behind demergers is that the combined market value of the two parts will be greater than that of the whole. In the case of AMP, we are of the view that, once the Demerger documentation becomes publicly available, the two key benefits of the Demerger outlined above will then largely be reflected in its share price. This has already risen substantially since August 2003 and is now reflecting the greater degree of certainty associated with the Demerger structure and process. As a consequence (and in the absence of new information being released to the stock market), we do not expect the combined market capitalisations of AMP and HHG immediately after the Demerger to stand at a substantial premium to AMP's market capitalisation following publication of the Demerger documentation

(unless AMP becomes immediately subject to a takeover offer, in which case a control premium would be expected to arise). Further, if the Demerger were not to be implemented as a result of shareholders voting against the proposal, it is our view that the share price of AMP would fall after the vote (assuming the current share price were to be maintained until then).

An overall assessment of the Demerger proposal is necessarily judgemental. In our view, the benefits outweigh the drawbacks. This section addresses in further detail the reasons for our opinion, focussing on the benefits, drawbacks and risks of the Demerger proposal, including the implications of shareholders voting against the Demerger proposal.

9.3 Key benefits of the Demerger proposal

9.3.1 Commercial rationale for decoupling the UK business

The underlying commercial rationale for decoupling the UK business from the Australia and New Zealand business is driven by the following:

- the potential further damage to the AMP brand in Australia and New Zealand caused by the ongoing challenges in the UK life business;
- the insulation of AMP from any continuing demands for capital from HHG;
- the operational synergies being along geographic rather than business lines;
- the benefits of senior management focus;
- the different strategic positions of AMP and HHG in their respective markets; and
- the differences between the UK and Australian wealth management markets.

These drivers are considered in further detail below. In our view, the potential damage to the AMP brand in Australia is the most significant factor.

Protection of the AMP brand in Australia

Critical to any decision by an investor on where to place funds will be, inter alia, investment performance, pricing, service levels and the brand. The relative importance of these factors will vary from time to time and from individual to individual but the strength of the brand can be expected to be a significant influence in decision-making.

Market research and empirical data demonstrate that the AMP brand has suffered serious damage since the start of 2002. Surveys of both financial planners and retail customers have highlighted a major deterioration in the confidence and trust placed in AMP. While AMP is not alone in losing the trust of its customers (as can be seen from the chart below based on recent research conducted by Newspoll), its brand image has declined further than its principal competitors.


50
45
40
35
30
25
20
15
10
5
0
%
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
AMP
Colonial First State
Merc/ING
AXA
BT
Perpetual

Source: Commonwealth Bank (Newspoll Survey – Fund Manager Preferences, June 2003). Retail investors were asked "Would you invest with us?".

The underlying cause for this would appear to be the instability surrounding AMP which has been reflected in its share price. This is supported by the strong correlation between the movement in AMP's share price and the ratings given to AMP by its customers in quarterly market research conducted on behalf of AMP.

There is no doubt that the share price fall has, in turn, been largely precipitated by the problems faced by AMP in the UK and we would therefore suggest that there is a causal link between AMP's UK problems and the damage to the AMP brand in Australia (the contagion effect).

We would expect the contagion to the Australian business caused by the UK problems to manifest itself in three specific areas in the Australian business: fund flows, persistency ratio and financial planner numbers. These are considered below:

- AMP's market share of gross retail managed funds inflows fell from 6.0% in 2002 to 5.1% in the first half of 2003;
- AMP's market share in total retail managed funds was approximately 11% as at 30 June 2003; it maintained this market share in net inflows for the year to 30 June 2003, achieving higher net inflows than some of its major competitors including CBA, National and Westpac; however, for the March and June 2003 quarters (which were poor quarters for the industry as a whole) AMP's net inflows were close to zero;
- AMP's persistency ratio has fallen from 84.8% in the first half of 2002 to 82.5% in the first half of this year; and
- AMP's self employed planner numbers in Australia have declined marginally from 1,625 at 31 December 2002 to 1,615 at 30 June 2003; the number of leavers during the first six months of this year was 102, which is consistent with the experience of recent years.

The overall implications of this data are that whilst perceptions of AMP have fallen significantly, commercial damage to the Australian business has been felt but it is not as severe to date as it might have been. However, what the data cannot show is the opportunity cost associated with AMP's recent difficulties ie. the incremental business which AMP might have gained if the UK problems had not arisen. More critical still is the lasting commercial damage that could be caused by any continuing instability deriving from the UK, which is not out of the question given the weak regulatory capital position of UK Life Services.

The ultimate long-term impact to AMP of any lasting brand damage should not be underestimated. As an illustration of the potential magnitude of continued brand damage, a 1% decline in persistency would result in a decline of nearly $300 million in the appraisal value of AFS as at 30 June 2003 (assuming a 15x

multiple of annualised new business). The Demerger of the UK business should help to protect AMP from further value erosion arising from brand contagion.

Insulation of AMP from further capital demands from HHG

While the global equity market conditions are looking more benign today than in April of this year, when the Board took the decision to propose the Demerger, we cannot rule out the possibility of the UK stockmarket again falling substantially at some stage in the future. Both this and FSA requirements could trigger further demands for capital in HHG. Under such a negative scenario, shareholders in AMP would be protected from having to contribute further capital into HHG - in contrast to the current group structure where commercial and regulatory pressures could influence AMP to continue financial support for the UK operations.

Operational synergies along geographic rather than business lines

The intra-regional links between the respective AMP group entities in Australia and the UK are strong: in Australia, approximately 65% of ACI's funds under management is sourced internally (mostly from AFS), while UK Life Services is the principal source of Henderson's funds under management in the UK. By contrast, the cross border ties between the Australian and the UK life insurance business are negligible, and only 14% of ACI's funds under management have been placed with Henderson (which is set to decline following the announcement in late August 2003 that ACI is outsourcing the management of its international active equities). As a consequence there are few opportunities for shared resources, systems or experience.

Senior management focus

The principal focus of attention of senior management over the last year has been on addressing the problems faced by the UK life business and their impact on the Australian business. A decoupling of the UK business will allow AMP senior management to devote more time to the challenges in the Australian and New Zealand markets for AFS and ACI while the HHG management team can concentrate exclusively on developing Henderson and maximising value from the closed life books in run-off.

Different strategic positions of the UK and Australia and New Zealand businesses

Notwithstanding the problems which AMP has recently been facing, it is an icon in the Australia and New Zealand markets. It is the largest life insurance company both in Australia and in New Zealand (measured by total assets), it has the largest distribution network in Australia and it is the second largest asset manager. By contrast, the UK life books are closed to new business, and Henderson is one of a number of mid-market fund managers in the UK, being neither a large-scale nor niche player. As a result, the business linkages and, in particular, the ability to leverage the asset gathering experience and capabilities in the two markets are limited.

Differences between the life insurance and wealth management markets in the UK and Australia

When AMP expanded its UK business through the acquisition of London Life in 1989 and Pearl the following year, the UK life and savings market was poised for substantial growth. At that time, the products offered in the UK and Australia were similar as were the distribution channels, and the legal and regulatory approach was familiar. Since then, the UK and Australian life insurance and wealth management industries have developed different profiles (as explained in Section 4), while the legal and regulatory environment in the UK is arguably more intrusive.

9.3.2 Forms of decoupling

All of the above drivers support the decoupling of the UK business from the Australian and New Zealand business of AMP. The decoupling could, however, take a number of forms – a trade sale of HHG to a third party, organisational and corporate separation of HHG within the existing AMP group, and a demerger of HHG.

Since the announcement of the proposed Demerger in May 2003, AMP has received conditional proposals from a number of parties to acquire all or part of HHG. We believe that a trade sale of HHG (in whole or in part) could deliver value to shareholders. As at the date of this report none of the conditional proposals is so advanced or so certain in its terms that it can be considered preferable to the Demerger proposal. The proposed Demerger will still leave open the opportunity for interested parties to put forward revised terms to the Board of HHG after the Demerger.

So far as an organisational and corporate separation of HHG is concerned, this would address, in whole or in part, four of the drivers for a decoupling of the UK business. What it would not do is insulate AMP from further capital demands from HHG and, more importantly, insulate AMP from lasting brand damage brought about by events in the UK. The Demerger should achieve this. In our view, the ongoing impact of the brand damage on the future operating and financial performance of AMP is a substantial risk to the business and could cause substantial value erosion. The prospective removal of this risk is a key benefit of the Demerger proposal.

9.3.3 Removal of structural impediments to a takeover

The rise in the AMP share price at the end of August 2003 (resulting from National Australia Bank announcing its interest in AMP's Australian businesses and acquiring shares in AMP on its own behalf) has highlighted the fact that AMP has a number of businesses which are attractive to third parties. However, the ability to realise full value from a takeover of AMP under its current structure is constrained, in particular, by its exposure to the risks and vulnerabilities of UK Life Services.

For AMP, its decoupling from these UK risks is likely to increase its appeal to a potential acquiror. This has already been demonstrated by a statement from National Australia Bank's Chief Executive that it "has no interest in acquiring AMP while AMP owns its UK business". AMP's strong market position in Australia could also be attractive to one of the other major banks in Australia which could well see advantage in merging AMP with its own wealth management business to create Australia's premier banking and wealth management group. Similarly, overseas life insurance companies and overseas banks are more likely to be interested in acquiring AMP after the Demerger rather than under its current structure.

For HHG, its separate listing will permit those parties who tabled a bid in the lead-up to the Demerger to revisit the situation and make a formal approach to take over the newly listed company if they feel so inclined. The UK Life Services division is only likely to be of interest to a small number of parties who have experience in managing the run-off of closed life books. On the other hand, Henderson is a respected brand name in the UK market and would be attractive, if Henderson was separately available, to many players in the investment management industry who are seeking to build scale in funds under management with a view to achieving operating efficiencies and greater brand awareness.

We are of the view that the removal of these structural impediments to a takeover of AMP is another key benefit of the Demerger.

9.3.4 AMP's different strategic positions in Australia and the UK

AMP's Australian and UK businesses have different strategic positions in their respective markets – AMP is a market leader in Australia, whilst its Henderson business is a mid-market player in funds management, and UK Life Services is closed to new business.

After the Demerger	Life Insurance	Financial Planning	Funds Management
AMP	• Australia's largest by statutory assets and premiums	• Australia's largest network	• 2nd largest by FUM
HHG	• Closed to new business	• Mid tier	• Top 10 by FUM

As a result, the risk/ reward profiles of these businesses are different:

- the earnings from AMP's Australian businesses are likely to be of higher quality given its scale in life insurance and financial planning, whereas the returns from the UK businesses will depend upon release of capital through management of the run-off books and improving earnings from its funds management business;
- AMP's Australian businesses can be regarded as having a lower risk profile; and
- the tax consequences for shareholders in these businesses are different – for example, Australian shareholders are able to benefit from franking credits arising from AMP's Australian earnings which are largely unavailable to non-Australian shareholders.

9.4 Other benefits of the Demerger proposal

9.4.1 Access to new sources of capital

Following the Demerger the shares of HHG are intended to be separately listed in London. This would potentially enable that company to access the UK capital markets directly for both equity and debt. Listed shares may also provide an acquisition currency should the Board of HHG decide to pursue a growth strategy through acquisition or merger.

9.4.2 Realignment of investor base

The proposed Demerger will allow AMP's shareholders to choose to invest either in AMP or HHG or, indeed, both. In addition, the expected position of HHG in the FTSE250 Index in the UK can be expected to encourage new index-tracker and other funds on to its share register.

9.4.3 Greater transparency for investors

In addition to allowing investors greater choice in their investment exposure to the AMP group, the separation and UK listing of HHG should promote a more transparent valuation of the businesses.

In particular, the context of HHG in the wider UK financial services market can be expected to be better understood by UK analysts and investors than it currently is by Australian analysts as part of AMP. Financial reporting on the basis of UK GAAP will also facilitate the comparison with similar quoted companies in the UK.

9.4.4 Employee incentivisation

Separate compensation plans for AMP and HHG employees will enable incentivisation benefits to be structured around the operating and share price performance of the two listed entities. This will facilitate the better alignment of shareholder and employee interests.

9.4.5 Crystallisation of tax losses

For tax purposes, the Demerger will result in AMP disposing of HHG to its shareholders. This disposal is expected to give rise to a substantial capital loss for AMP. The ability of AMP to take advantage of this after the Demerger will, however, depend upon its ability to generate capital gains in the future.

Removal of the greater proportion of HHG's debt should also increase the likelihood of HHG utilising substantial tax losses incurred in the UK.

9.5 Key costs and consequences of the proposal to Demerge

While the rationale for the proposed Demerger is strong, there have been and will be a number of costs and consequences. In our view, the main drawbacks of the Demerger proposal are the need to change AMP's capital structure, the costs of raising new equity to implement the Demerger, the ongoing links between AMP and HHG, the potential loss in the value of UK Life Services, the dividend paying capacity of Henderson and the costs of the Demerger proposal itself.

9.5.1 Impact on the capital structure

As a result of the Demerger, a number of AMP's existing capital securities will lose part or all of their eligibility as regulatory capital under APRA's guidelines. Most importantly, AMP will not be entitled to treat all of the RPS as Tier 1 regulatory capital. To address this, AMP intends that the RPS will be redeemed at their face value for cash, funded by the proceeds from the AMP Rights Offer. If the AMP Rights Offer does not occur, AMP will explore other alternatives to redeem the RPS. If an alternative cannot be found, AMP may be required, under APRA guidelines, to convert the RPS into AMP ordinary shares.

Additionally, some of AMP's subordinated debt will not be allowable as Tier 2 regulatory capital. AMP intends to pay down $600 million of outstanding subordinated and senior debt prior to 31 December 2003, subject to appropriate pricing and liquidity levels.

9.5.2 The costs of raising new equity capital

In the May 2003 announcement of the proposed Demerger it was stated that no further equity capital raising was required to facilitate the Demerger (other than the capital raising accompanying the announcement). However, the AMP Rights Offer will be an equity capital raising, the purpose of which is to fund the cash redemption of the RPS. While this only represents a change in the mix of AMP's capital base, it may be perceived by some investors and market commentators as standing in contradiction to the May statement and may therefore reflect on management credibility.

Additionally, HHG intends to conduct an equity capital raising by 30 June 2004 to raise at least £100 million with support to be provided in the interim by way of an issue of convertible loan notes to an investment bank. If this capital raising does not occur, for example as a result of a material adverse change to HHG's business, AMP will be required to acquire the HHG loan notes. In these circumstances, AMP may be required by APRA to conduct an equity capital raising itself. The HHG capital raising and the contingent capital raising by AMP may be regarded in the same light as the AMP Rights Offer and similarly reflect on management credibility.

The equity capital raisings will also have a number of direct costs such as underwriting and professional fees. For example, the AMP Rights Offer will cost around $18 million (before tax).

9.5.3 Ongoing links between AMP and HHG

Although one of the purposes of the Demerger is to decouple HHG from AMP, there will be a number of ongoing links between the two companies:

- AMP will still retain a 15% shareholding in HHG at least until the release of HHG's financial results for the six months to 30 June 2004; this could have a depressant effect on the share price performance of HHG, as AMP will not be regarded by the market as a long-term shareholder;
- AMP may be required to acquire the convertible loan notes in HHG if a material adverse change to the business of HHG occurs; if AMP holds the loan notes to maturity, it may elect to convert the notes into HHG ordinary or preference shares;
- there will be two directors common to both boards; and
- there will be other linkages which will continue after the Demerger (eg. certain indemnities).

9.5.4 Potential loss of value in UK Life Services

When life insurance companies close to new business or announce significant corporate change, they may experience an increase in the number of policies surrendered (known as the lapse rate). UK Life Services has experienced materially higher lapse rates in 2003 than historically. The loss of policyholders can have a detrimental effect on the value of UK Life Services, but the loss can be mitigated in some cases by a release of regulatory capital previously required to support policyholder liabilities. However, UK Life Services is experiencing an increase in the number of policies surrendered, in particular those without market value adjuster clauses, which deprives UK Life Services of the opportunity of any capital release and impacts on financial strength on a realistic basis.

There are a number of inter-related reasons for this increase in lapse rates and the increase in surrenders. These include the announcement of the closure of Pearl's direct sales force last year, the closure to new business in mid 2003, policyholders' reaction to the lower equity backing ratios and action by IFAs to transfer client funds out of UK Life Services. The announcement of the Demerger and the attendant publicity may have heightened awareness of these issues and contributed to a loss of value in UK Life Services.

9.5.5 Dividend paying capacity of HHG

Going forward, it is the intention of the HHG board to pay dividends to the extent that they can be funded by surplus cash earnings from the operating subsidiaries and/ or transfers from the life companies. As a result of a number of factors, including the uncertainty surrounding the impact of the anticipated future regulatory capital requirements of the life companies, it is not envisaged that there will be sufficient cash earnings or transfers arising at the holding company level to facilitate the payment of a dividend in the short term. Specifically, any material releases of capital from UK Life Services are unlikely to be made for a number of years. The absence of a meaningful dividend is likely to affect adversely HHG's market value.

9.5.6 Costs of the Demerger

The preparation and implementation of the Demerger proposal will involve costs estimated to amount to approximately $214 million (before tax), of which it is expected that $106 million will have been incurred by the time of the shareholder meetings.

AMP expects that cost savings from the simplification and greater transparency of the new corporate structures will be approximately equal to the additional costs from operating two separately listed companies. In our view, some of the cost savings could have been made in the absence of the proposed Demerger.

In addition to these Demerger costs, AMP will incur around $57 million (before tax) in restructuring costs relating to redundancies, void space, key staff retention and business continuity payments.

9.6 Other disadvantages of the Demerger

9.6.1 Taxation of Australian shareholders

The disadvantages for Australian shareholders of AMP of the Demerger proposal are summarised below. It does not purport to represent formal tax advice regarding the tax consequences of the Demerger. Individual shareholders should consult their own professional financial or taxation adviser as to their personal circumstances.

Some Australian resident shareholders could be liable for capital gains tax on the cancellation of their AMP shares – but only if they have a tax cost base lower than the volume weighted average price of AMP shares for the ten business days prior to 9 December 2003. The deemed cost base for Australian tax

resident shareholders who were issued AMP shares upon demutualisation was $10.43, which is significantly higher than the prevailing market price at the date of this report.

9.6.2 Loss on Demerger

The Demerger will result in a capital loss of around $2.5 billion for AMP on a consolidated basis which will mean that AMP will require APRA's approval for future dividend payments until all accumulated losses have been recovered. However, dividends are declared by AMP and paid out of its own retained earnings rather than consolidated earnings. After allowing for the loss on Demerger, AMP will still have around $1.4 billion in retained earnings on an entity basis from which future dividends can be paid.

9.7 Risks of the Demerger

There are a number of risks associated with the proposed Demerger.

9.7.1 Regulatory risk

APRA will be the regulatory body supervising AMP, while the FSA will be the regulator for HHG. Both these organisations have the power to intervene in the management of those businesses, including the ability to influence the dividend distributions and capital requirements of both companies. This is particularly relevant for HHG.

The prudential guidelines of UK life insurance companies are undergoing a period of change, which could increase this capital requirement. The Consulting Actuary's realistic balance sheet assessment indicates that UK Life Services has little free capital after satisfying its risk capital margin, being the excess assets required to support the business in adverse conditions.

APRA and the FSA have given their approval in principle to the Demerger and related restructuring steps set out in the Explanatory Memorandum.

9.7.2 Listing of HHG on the London and Australian stock exchanges

Listing of HHG is being sought on both the London and Australian stock exchanges. The application for a listing of HHG shares in the UK and Australia is subject to a number of risks and uncertainties, and is still to be approved by the relevant authorities.

9.7.3 Possible failure to insulate AMP from HHG

In the event that HHG were in the future to be the subject of a legal action eg. from policyholders or regulators, there exists a risk that AMP, as its former parent, may be joined in that legal action. In addition to any actual liability, AMP could suffer further brand damage from being involved in any such legal action.

9.8 Implications of the Demerger not being implemented

Should the Demerger not be implemented as a result of the shareholder vote, the Board of AMP has proposed that the corporate structure envisaged by the Demerger be retained. If shareholders do not vote in favour of the Demerger proposal:

- AMP shareholders will not receive shares in HHG;
- costs of around $108 million in relation to the Demerger will not be incurred;
- the RPS will remain outstanding, the tax benefits of the RPS structure will not be fully utilised and the AMP Rights Offer will not proceed; and

- the $1.7 billion raised in mid 2003 will continue to be primarily used to reduce the financial interdependence between AMP and HHG and reduce external corporate debt.

A vote against the Demerger could have the following consequences:

- in the short term the share price of AMP could fall from its current level;
- AMP could still be exposed to the adverse financial consequences of a further deterioration in brand image, associated with the problems in the UK;
- the AMP Board could decide to reopen discussions with parties who previously expressed an interest in acquiring HHG (in whole or in part);
- AMP's credit rating could change;
- the morale of senior management within both AMP and HHG could be adversely affected; and
- a vote against the Demerger could be viewed as a vote of no confidence in the Board of AMP.

9.9 Valuation considerations

9.9.1 Introduction

It is our view that the particular circumstances of this Demerger are better suited to a qualitative assessment, rather than a quantitative valuation, of the two listed entities after the Demerger. However, we do set out below the key factors which are likely to influence the market capitalisations of AMP and HHG when separately listed. Underlying this qualitative approach is our view that any meaningful valuation of the two businesses should be carried out by reference to the price at which the underlying shares might trade immediately upon listing. This trading value will, however, be subject to a number of special factors specific to this Demerger, in particular, the various influences on the HHG share price once it is listed. These factors and other general considerations affecting valuation are considered below.

9.9.2 AMP after the Demerger

Investor interest

AMP will continue to be listed in Australia and New Zealand, with strong Australian retail and institutional investor interest expected to continue after the Demerger. Offshore institutional interest from investors with an Asia-Pacific focus is likely to increase, as the Demerger will distance AMP from its UK businesses.

Broker analyst and media coverage of AMP is also likely to continue.

Control premium

The share price of AMP after the Demerger could be affected by the existence or absence of third party interest in acquiring control of AMP.

Index weighting

AMP is likely to be included in the ASX 50 Leaders Index, as well as being included in other key indices used by fund managers to benchmark their investment performance.

Australian institutions underweight

As at 31 July 2003, an analysis of AMP's share register suggests that Australian institutions, as a whole, are underweight in AMP. At that date they owned approximately 30% by value of AMP shares, which compares with their estimated 40% to 50% holding by value of the ASX 200 Index. They are likely to want to increase their weighting in AMP following the Demerger for a number of reasons, including the removal of the potential for further negative effects from AMP's UK life business, the removal of the uncertainty around the Demerger process and the potential takeover interest in AMP.

Market comparators

The market is likely to measure AMP's financial and operating performance against that of ASX listed comparable stocks, including AXA and the life insurance and wealth management operations of ANZ (ie. its joint venture controlled by ING), CBA, National and Westpac. An important difference between AMP's life insurance and wealth management business and these comparators is that it has a higher level of earnings from its mature business, which is essentially in run-off. The performance of AMP's funds management operations (ie. ACI) will be measured against that of its listed comparators, primarily Perpetual.

Earnings impact of the AMP Rights Offer

On the basis of the 2003 forecast pro forma profit after tax before goodwill amortisation for AMP after the Demerger (adjusted for the annual borrowing costs of the RPS), we do not expect the AMP Rights Offer to give rise to a significant dilution, if any, in earnings per share for that year. The actual impact on earnings will be dependent upon the price at which AMP shares are issued pursuant to the AMP Rights Offer.

9.9.3 HHG

Investor interest

Immediately after the Demerger, HHG will seek a primary listing on the London Stock Exchange, with a separate listing on the ASX (where CDIs rather than ordinary shares will be traded). As a UK based company, it is likely that over time interest will increase from UK investors and decrease from Australian investors.

Register transition

The initial trading value of HHG is likely to be influenced by "flowback", which involves the transition of HHG's current shareholders (largely Australian domiciled) to its "natural" shareholder base (likely to be largely UK domiciled). As part of the share register transition, undue selling by Australian domiciled shareholders could place pressure on HHG's share price, particularly in the short term. Important factors which could affect flowback include whether HHG is listed on the LSE, HHG's valuation, its ability to pay dividends and potential corporate interest. The extent of flowback could be mitigated by a number of factors, including HHG's Australian index weighting and some inertia on the part of retail shareholders in Australia.

Index weighting

HHG is likely to be included in the ASX 200 and ASX 300 Indices. On the basis of a primary listing in London, HHG's index weighting in Australia is expected to decline over time for a number of factors, including the expected reduction in the number of shares owned by Australian shareholders and a reduction in liquidity of HHG on the ASX. Index weighting in the UK is expected to begin in March 2004, when, subject to liquidity and other factors, HHG should be included in the FTSE 250 Index.

Market comparators

The market is likely to value HHG by reference to its listed UK based peer group. One of the key measures of comparison will be the dividend distribution. HHG's capacity to pay dividends is uncertain and this is likely to have a negative influence on the share price. The financial and operating performance of UK Life Services is most comparable to Britannic Assurance, given that both businesses are managing life funds in run-off. Comparisons with other listed UK life insurance companies are likely to be less useful. The financial and operating performance of HHG's funds management business will be compared with that of listed UK based competitors such as Aberdeen Asset Managers, Isis Asset Management, Schroders and Amvescap.

Relative to its peers, the value of the HHG funds management business is likely to be influenced by two specific factors. First, a significant part of its funds under management is sourced from UK Life Services.

As UK Life Services is closed to new business, such funds could be expected to decline over time. Second, its value may be discounted because of the substantial minority shareholding held by the Pearl shareholders' fund - dividends paid by Henderson to Pearl could potentially be trapped in Pearl as it would require FSA approval to pay these dividends to HHG.

Market-consistent embedded value

"Market-consistent embedded value" is a new actuarial valuation method which is gaining currency in the UK as a refinement to the traditional embedded value method of valuing life insurance companies. It attempts to calculate economic value more precisely by incorporating the cost of risk in a way that is more directly and specifically connected with the way financial markets price risk e.g. for the cost of mismatch risk and the cost of options and guarantees given to policyholders. The Consulting Actuary's Report in the Explanatory Memorandum contains a discussion of market-consistent embedded value, including a reconciliation to traditional embedded value.

Investors in the UK and other markets recognise the limitations in the traditional embedded value approach to valuing life companies with significant and complex risks or for those with closed books which tend to trade at a higher discount to their traditional embedded value. Over time, UK investors may adopt market-consistent embedded value in assessing the value of UK life insurers. At present, however, this method is not widely used and HHG will be one of the first life insurers to publish its market-consistent embedded value. The market consistent embedded value of HHG's UK Life Services division is likely to be seen as a better guide to the value of UK Life Services by investors.

Impact of regulatory changes in the UK

The major regulatory change in the UK is the move towards "realistic" assessment of a life insurer's regulatory capital requirements. The exact impact of "realistic" reporting is unknown since the rules are still being formulated by the FSA (Consultation Paper 195 was issued in August 2003). However, to the extent life insurers appear less well capitalised, "realistic" reporting could have an adverse effect on perception of the value of life assets such as those in HHG. The Consulting Actuary's realistic balance sheet assessment indicates that UK Life Services has little free capital after satisfying the risk capital margin, being the excess assets required to support the business in adverse conditions. As a result, the stock market is likely to apply a discount to the market-consistent embedded value of UK Life Services.

Provisions

HHG had provisions at 30 June 2003 of approximately $3 billion (£1.25 billion), mainly in the Pearl 90:10 life fund, to cover a number of possible future events, including pensions mis-selling, mortgage endowment costs and guaranteed annuity options. Investors will seek comfort as to the adequacy of these provisions.

AMP's 15% shareholding in HHG

AMP will hold 15% of HHG's ordinary share capital immediately following the Demerger and will be subject to certain restrictions with regard to selling this shareholding. However, this shareholding is likely to be seen as an overhang on HHG's share price, as AMP will not be regarded as a long-term shareholder in HHG.

External debt and future capital raising

HHG will have a £100 million convertible loan note facility which will be drawn down to £50 million at the time of the Demerger. HHG intends to conduct a capital raising to raise at least £100 million in equity by 30 June 2004 to repay the outstanding balance of the convertible loan note facility. This is likely to be a further overhang on HHG's share price until the convertible loan note facility is repaid.

Impact of UK GAAP

HHG is seeking to have its primary listing in the UK and as a result will report its future earnings according to UK GAAP. The change in the reporting framework will have an impact on the reported

earnings of HHG. UK GAAP tends to be more conservative in its recognition of profit, operating as it does against a "prudent" yardstick. It is likely that HHG's profits will be lower in the first few years following listing, particularly in relation to UK Life Services' profitability, than they would have been if reported under Australian GAAP.

9.10 RPS Preference Share Cancellation

The RPS Preference Shares were issued to the trustee of the RPS Reset Preference Share Trust to hold on trust for the RPS holders in the event that the RPS are exchanged into RPS Preference Shares. The RPS Preference Shares are unpaid, and whilst they remain unpaid, they do not have any economic interest in AMP nor any voting rights. Furthermore, they are not subject to, nor affected by, the Demerger proposal.

If the Demerger proceeds, AMP proposes to cause the redemption of all the RPS on issue. If the RPS are redeemed, there will no longer be any reason for the RPS Preference Shares to remain outstanding. In our view, the RPS Preference Share Cancellation is fair and reasonable for AMP shareholders as a whole since they will no longer have any purpose after redemption of the RPS.

10 IMPACT ON CREDITORS

10.1 Introduction

Under the Demerger proposal, a part of AMP's share capital will be cancelled so as to facilitate the transfer of direct ownership of HHG from AMP to its shareholders. The Board of AMP is required, for legal reasons, to form an opinion as to whether the capital cancellation (and, by implication, the Demerger) materially prejudices AMP's ability to pay its creditors. Separately, the Board has asked Rothschild for its views on the issue.

Although implementation of the Demerger will mean that the net assets and the earnings of HHG will no longer be available to AMP, we do not believe that this is materially prejudicial to AMP's ability to pay its creditors. Our reasoning is set out below.

10.2 AMP's balance sheet and earnings

Following the Demerger, AMP will continue to be a substantial Australian company by most measures. It is expected to be ranked within the top 50 Australian companies by market capitalisation and will have around $3.5 billion in shareholders' capital.

The key pro forma balance sheet and embedded value details as at 30 June 2003, as well as AMP's forecast earnings for the 12 months to 31 December 2003, are set out below:

	AMP pro forma after Demerger
Total assets	$64.3 billion
Corporate debt and Income Securities	$2.6 billion
Shareholders' capital	$3.4 billion
Traditional embedded value	$5.4 – 6.1 billion
Forecast earnings (12 months to 31 December 2003)	
- Operating margins	$410 – 448 million
- NPAT before interest and goodwill amortisation	$525 – 658 million

Source: AMP and Independent Accountant's Report.
Note: Embedded value is for AFS (excluding AMP Banking) and assumes 6-3% discount margins over long term Government bond rates.

A comparison of AMP's balance sheet before and after the Demerger is also set out in the table below.

	Before Demerger 30 June 2003	Pro forma after Demerger
Total assets	$141.2 billion	$64.3 billion
Corporate debt, RPS and Income Securities	$4.5 billion	$2.6 billion
Shareholders' capital	$7.0 billion	$3.4 billion

Source: AMP and Independent Accountant's Report.

A reconciliation of the two balance sheets is set out in the Independent Accountant's Report.

The corporate debt and Income Securities are guaranteed by AMP Group Holdings Limited, a direct subsidiary of AMP and the holding company for all of AMP's interests following the Demerger (other than AMP Banking).

The RPS are to be redeemed out of the proceeds of the AMP Rights Offer. If the AMP Rights Offer does not occur, AMP will explore other alternatives to redeem the RPS. If an alternative cannot be found, AMP may be required by APRA to convert the RPS into AMP ordinary shares.

Section 12

10.3 HHG's earnings and dividends

Based on HHG's recent earnings and dividend history, the Demerger of HHG is unlikely to materially prejudice AMP's ability to pay its creditors since the offshore earnings contribution to AMP has been substantially negative and the dividends remitted have been relatively minor in the context of AMP's overall cash flow. For instance, over the 12 months to 31 December 2002 and the six months to 30 June 2003, HHG's actual profit after tax before borrowing costs was strongly negative, at -$483 million and -$2,414 million respectively, both largely due to significant asset writedowns. These losses more than offset HHG's actual profit after tax in the two prior years.

Moreover, no ordinary dividends have been paid by HHG to AMP in 2001, 2002 or in the six months to 30 June 2003. AMP has, however, received preference share dividends of £29 million and £24 million from HHG in 2001 and 2002. No preference share dividends were paid for the six months to 30 June 2003.

By contrast, AMP injected around $1.4 billion in additional capital into HHG in 2002. AMP will not be required to provide ongoing financial support for HHG following the Demerger.

10.4 Interest cover

Creditors of AMP are also expected to benefit from the fact that, following the Demerger, AMP will continue to have acceptable interest cover of 3.9 to 4.9 times on a pro forma basis.

	AMP pro forma after Demerger
Forecast earnings (12 months to 31 December 2003)	
- NPAT before interest and goodwill amortisation	$525 – 658 million
Pro forma interest costs after taxation (on assumed debt level of $2,627 million)	$135 million
Pro forma 2003 interest cover	**3.9 to 4.9 times**

Source: AMP; Rothschild analysis.

10.5 Gearing

AMP will have an acceptable pro forma gearing ratio of around 44% following the Demerger. Gearing is defined here as corporate debt (including subordinated debt and the Income Securities) divided by total capital (which includes ordinary equity as enlarged by the AMP Rights Offer and corporate debt). This definition of gearing is used by AMP and is consistent with Standard & Poor's guidelines and, together with other measures, is used in assessing balance sheet strength (see the section below on Credit Ratings).

	AMP pro forma after Demerger
Corporate debt and Income Securities	$2,627 million
Total capital	$6,027 million
Gearing	**43.6%**

Source: AMP.

10.6 Available standby facilities

As at 30 June 2003, AMP Group Holdings Limited had £450 million of standby facilities which will be renegotiated and restructured as part of the Demerger. These facilities were undrawn as at 30 September

2003. AMP expects the magnitude of these facilities to be reduced significantly to reflect the reduced requirement for the AMP group.

10.7 Cash resources and potential for further debt reduction

Following the Demerger, AMP expects it will have available cash resources in excess of $200 million to support creditors. In addition, external corporate debt may be reduced in late 2003 or in 2004 as AMP is currently reviewing options to realise value from Cobalt and the closed reinsurance and commercial insurance portfolios (principally Gordian and TGI). A further reduction in AMP's external corporate debt could be achieved from the potential sale of AMP's 15% shareholding in HHG after the expiry of the escrow period.

If completed, the proceeds from both of these sales would be likely to reduce external corporate debt from around $2.6 billion to below $2 billion, further strengthening the company's credit standing.

10.8 Credit ratings

According to Standard & Poor's general ratings guidelines, an insurance company with a BBB rating is expected to have a fixed charge cover (which is broadly equivalent to interest cover as set out above) of between 3 to 5 times, and a gearing ratio of between 35% to 45%. Whilst the company would appear to meet these broad criteria based on pro forma financials as at 30 June 2003 it is important to note that Standard & Poor's has not conducted a ratings evaluation of AMP since the Demerger proposal was announced. Whilst AMP may meet Standard & Poor's guidelines for a particular credit rating, its actual rating will depend upon a comprehensive review of AMP's overall financial position and outlook.

Based on these general rating guidelines, AMP continues to target to maintain its existing investment grade credit rating after the Demerger.

10.9 APRA's position

In its assessment of the Demerger, APRA is primarily concerned with protecting the position of AMP's policyholders and deposit holders. As part of this assessment APRA considers the financial viability of AMP following the Demerger. APRA has given its approval in principle for the Demerger. Specifically, APRA has consented to the capital structure proposed by AMP in respect of AMP after the Demerger. However, as part of APRA's approval for the Demerger, it requires AMP to manage its level of gearing and reduce it over a period of time to a level which is acceptable to APRA.

10.10 Effect of Demerger on debt facilities

AMP believes that the proposed Demerger and associated restructurings will not trigger events of default under its various external corporate debt facilities. Additionally, AMP does not believe that there are any special terms in these debt facilities which will place AMP in a more onerous position (for example, through a higher rate of interest being payable) as a result of the Demerger.

10.11 Spread on AMP bonds

The spread on outstanding AMP bonds over the equivalent risk free rate fluctuates in line with bondholders' assessment of the credit risk involved in holding those bonds. The spread on these bonds has narrowed since the announcement of the Demerger in May, which indicates that the assessed risk is now lower than it was previously. This lends support to the view that the Demerger is not materially prejudicial to AMP's ability to pay its creditors.

10.12 AMP's future capital requirements

We have been advised that AMP does not require a significant amount of additional capital in the short term to fulfil its current strategic plan (other than that raised as part of the Demerger).

We note that AMP may be required to acquire up to £100 million in HHG convertible loan notes in mid 2004. If this occurs, APRA may require AMP to conduct an equity capital raising subject to AMP's financial resources at that time.

10.13 AMP Banking

The deposits placed with, and debt funding provided to, AMP Banking are not guaranteed by AMP. Accordingly, the credit status of such depositors and debt financiers will remain unchanged by the Demerger.

10.14 Obligations to policyholders

AMP believes that policyholders in its life funds are not creditors of AMP merely by virtue of the entitlements under their policies. Accordingly, we have not been asked to assess the ability of AMP's life funds to meet their obligations to policyholders.

10.15 Important notice

Rothschild makes no express or implied warranty on the potential recoverability of any of the AMP group's existing debts. Current and future creditors should make their own assessment of the financial position of AMP.

11 ADJUSTMENT TO OPTIONS

11.1 Introduction

AMP has in the past granted options over AMP shares to its executives and employees under the Executive Option Plan ("Executive Plan") and the Employee Option Plan ("Employee Plan"). Option plans are typically provided to incentivise the management and employees of a company by aligning their interests with shareholders through providing direct participation in the benefits of future company performance. It is intended that AMP staff be incentivised under the two option plans by reference to the performance of AMP shares after the Demerger.

AMP staff

Under the Demerger proposal, a part of AMP's capital will be cancelled to facilitate the transfer of direct ownership of HHG from AMP to its shareholders. This will consequently reduce the asset base of AMP, and, as a result, reduce the value of the various options granted under the two option plans. AMP intends to reduce the exercise prices of these options by adopting a methodology (the "Adjustment Methodology") which is intended to ensure that the Demerger does not unfairly disadvantage optionholders, whilst putting them in no better position than they would have been if the Demerger did not occur.

HHG staff

AMP intends to exercise its discretion to permit employees of HHG after the Demerger to continue to hold all or a part of their options over shares in AMP. The exercise prices of these options will be adjusted in the same way as for AMP staff.

ASX requirement for independent expert report

The ASX has asked AMP to commission an independent expert's report on the effect of the proposed adjustment on the exercise price of options over AMP shares, and whether the Adjustment Methodology is fair and reasonable to AMP ordinary shareholders.

Set out below is our analysis of the effect of the proposed adjustment and our opinion as to whether the Adjustment Methodology is fair and reasonable to AMP ordinary shareholders. It should be noted that the exercise price of the options will also be reduced as a consequence of the AMP Rights Offer but we have not been requested to give our opinion on this since the basis for the reduction is required by the rules of the Plans and is permitted by the ASX Listing Rules.

11.2 Description of options

As at 30 June 2003, AMP had around 22 million options granted to 5,687 current and former employees under its Executive Plan and its Employee Plan (together the "Plans"). We have been advised that no further options over AMP shares have subsequently been granted.

Generally, each option under the Plans gives the optionholder the right to be issued one fully paid AMP ordinary share upon payment of the relevant exercise price during certain defined periods. All options under the Plans are currently out of the money, with exercise prices ranging from $14.28 to $20.46 and with maturity dates up to February 2012.

Around 75% of the 12.6 million options under the Executive Plan are subject to performance hurdles which are required to be met before they may be exercised. The performance hurdles relate to AMP's total shareholder return over a three to five year performance period when compared to the performance of the top 50 companies by market capitalisation in the S&P/ ASX All Industrials index. None of the 7.9 million options under the Employee Plan is subject to performance hurdles.

Details of the options as at 30 June 2003 are set out below; further information on the options are also set out in the Explanatory Memorandum.

Grant Date	No. of Options	Exercise Period Start	Exercise Period End	Exercise Price	Performance Hurdle
Executive Options					
26/06/1999	2,361,853	26/06/2002	25/06/2009	$16.13	YES
28/08/1999	167,944	26/06/2002	25/06/2009	$15.80	YES
30/10/1999	247,000	30/10/2002	29/10/2009	$15.47	YES
18/12/1999	40,000	18/12/2002	17/12/2009	$16.10	YES
01/01/2000	90,000	01/01/2003	31/12/2009	$16.77	YES
22/01/2000	335,000	22/01/2003	21/01/2010	$16.13	YES
19/02/2000	30,000	19/02/2003	18/02/2010	$14.33	YES
30/06/2000	4,958,416	30/06/2003	29/06/2010	$16.41	YES
26/08/2000	235,000	26/08/2003	25/08/2010	$17.94	YES
28/10/2000	200,000	28/10/2003	27/10/2010	$17.37	YES
09/12/2000	110,000	09/12/2003	08/12/2010	$19.03	YES
27/02/2001	110,000	27/02/2004	26/02/2011	$19.29	YES
21/03/2001	43,308	21/03/2004	20/03/2011	$19.77	YES
19/05/2001	20,000	19/05/2004	18/05/2011	$19.29	YES
21/07/2001	4,454,180	21/07/2004	20/07/2011	$20.46	YES
15/12/2001	60,000	15/12/2004	14/12/2011	$18.26	YES
23/03/2002	100,000	23/03/2005	22/03/2012	$19.44	YES
30/11/2002	100,000	30/11/2002	29/11/2003	$14.28	NO
31/12/2002	35,000	31/12/2002	30/12/2003	$16.13	NO
31/12/2002	50,000	31/12/2002	30/12/2003	$16.49	NO
	13,747,701				
Employee Options					
26/06/1999	1,743,274	26/06/2002	25/06/2009	$16.13	NO
28/08/1999	75,235	26/06/2002	25/06/2009	$15.80	NO
01/01/2000	1,486,841	01/01/2003	31/12/2009	$16.77	NO
30/06/2000	3,294,917	30/06/2003	29/06/2010	$16.41	NO
28/10/2000	51,406	28/10/2003	27/10/2010	$17.37	NO
09/12/2000	10,000	09/12/2003	08/12/2010	$19.03	NO
21/07/2001	1,784,864	21/07/2004	20/07/2011	$20.46	NO
25/08/2001	9,000	25/08/2004	24/08/2011	$19.57	NO
15/12/2001	30,000	15/12/2004	14/12/2011	$18.26	NO
	8,485,537				
Total	22,233,238				

Source: AMP.

11.3 Effect of the Demerger on the options

The AMP share price is an important determinant in the value of the options. If the AMP share price falls following the Demerger, as it is expected to do as a result of the transfer of HHG from AMP to AMP shareholders, the value of the options will also fall. The magnitude of the fall in the value of the options under the Plans is to be calculated by reference to the share price of AMP and HHG once they are listed as separate entities.

11.4 The Adjustment Methodology and its effect

AMP proposes to compensate optionholders for the loss of value of their options caused by the Demerger. The compensation is to be effected by a reduction in the exercise price of the options and is to be calculated as follows:

- the Black-Scholes option pricing model will be used to determine the value of the options both before and after the Demerger;
- to determine the value of the options before the Demerger, AMP intends to adopt the following assumptions for each tranche of options:
  - the term will remain unchanged;
  - the dividend yield will be based on the dividends paid in the 12 months prior to the last day on which AMP shares trade with an entitlement to HHG shares ("Cum Entitlement Date");
  - the risk free rate of interest will be the closest Australian government bond rate on the Cum Entitlement Date corresponding to the remaining term;
  - the volatility will be based on the average of the mid-point of the implied volatilities for options over AMP shares with terms closest to the term of the relevant option; and
  - the share price will be calculated using the aggregate of the volume weighted average prices ("VWAP") of AMP and HHG for the five business days following the Demerger; and
- the value of the options after the Demerger will be similarly calculated using all the same inputs, except that it will only use the VWAP of the AMP share price for the five business days following the Demerger which will no longer include the value of HHG.

The rationale for the Adjustment Methodology is that the value of an option both before and after the Demerger should remain unchanged.

By way of example, the value of an option with an exercise price of $16.41 and an expiry date of 29 June 2010 could be worth $0.74 in advance of the Demerger. Following the Demerger, that option might be worth around $0.32, reflecting the expected fall in value of the AMP shares. To compensate optionholders for the fall in value of their options, the exercise price of that option would be reduced to around $9.00, thereby preserving the theoretical value of the option. These numbers are illustrative only – the actual values of the options will depend upon the assumptions used after the Demerger.

The valuation of options is a complex exercise. Further details on the mechanics of the Adjustment Methodology are set out in the Explanatory Memorandum.

11.5 Rationale for the Adjustment Methodology

In our view, the methodology of the Adjustment Methodology does not confer a material incremental benefit to optionholders to the detriment of AMP shareholders, for the reasons set out below.

No change to value of options

The Adjustment Methodology is not intended to change the value of options to optionholders. The Adjustment Methodology only alters the exercise price as compensation for the loss of value represented by the transfer of HHG to AMP shareholders, with all other terms and conditions under the Plans remaining unchanged, including the outstanding performance hurdles required to be met.

Reduction of risks under employment laws

AMP believes that if there was no change to the options granted under the Plans, there is a material and unacceptable risk of claims being brought by AMP employees against AMP, for example under the unfair contracts provisions of the Industrial Relations Act. A reduction in litigation risks, particularly from a large number of AMP executives and employees, would benefit shareholders.

Other alternatives to the Adjustment Methodology

The majority of recent Australian demergers have incorporated a restructuring of options which is designed to have the effect of preserving the economic entitlements of optionholders after the demerger has been implemented. Precedent demergers have adopted different methodologies to restructure their options. The principal alternatives to the Adjustment Methodology proposed by AMP are:

- the payment of a cash amount to the optionholders as compensation for the reduction in the value of the options – this would, however, provide the optionholders with an immediate benefit which would be payable whether or not the performance hurdles are satisfied or whether the options are "in the money";
- the granting of additional options to the optionholders – this would, however, increase the dilution effect on AMP ordinary shareholders;
- the granting of options over HHG shares to AMP employees – this would, however, give rise to a misalignment of incentives; and
- a simple reduction in the exercise price of the options by the equivalent value of HHG shares that AMP shareholders receive – this would not take into account the "option value" itself of the HHG business.

In our opinion, the Adjustment Methodology proposed by AMP for the option exercise prices is fair and reasonable to AMP ordinary shareholders.

11.6 Important notice

Rothschild makes no express or implied opinion on the effect of the Adjustment, or its fairness or equity, for any optionholder. AMP optionholders should make their own assessment of the proposed Adjustment.

12 CONCLUSIONS

- We have concluded that the Demerger is the strategic option most likely to deliver maximum value to AMP shareholders over time, based on our assessment of the benefits, costs, disadvantages and risks inherent in the Demerger. This conclusion is predicated on the basis that as at the date of this report no offer has been made to acquire HHG (in whole or in part) on terms which can be considered preferable to the Demerger proposal. In the event that such an offer is made, Rothschild reserves the right to reconsider its opinion.

- Subject to this, it is our opinion that the proposed Demerger is in the best interests of AMP shareholders as a whole.

- It is our opinion that the ordinary share capital cancellation is fair and reasonable to AMP shareholders as a whole.

- It is our opinion that the share capital cancellation does not materially prejudice AMP's ability to pay its creditors.

- In relation to the proposed adjustments to the exercise price of the options issued under AMP's executive and employee option plans, it is our opinion that the methodology of the adjustment is fair and reasonable to AMP ordinary shareholders.

- It is our opinion that the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders as a whole.

APPENDICES

1. Qualifications

N M Rothschild & Sons (Australia) Limited, the holder of Investment Adviser's Licence number 10844 issued by the Australian Securities and Investments Commission, is a member of the Rothschild group, an independent global investment bank with a presence in 27 countries employing around 700 corporate finance professionals. The preparation of this report has drawn on the expertise and experience of senior bankers from both Australia and the United Kingdom. The individuals principally responsible for the preparation of this report were Tony Ferguson MBA BEng (Hons) BSc, Tony Stuart BSc (Hons) ACA, Jonathan Eddis MA (Hons) ACA, Danny Huang LLB (Hons) BEc (Hons) ASIA, John Paul McGrath MA (Cantab), Martin Nosek BCom BEc ASIA, James Ankers BA (Hons) ACA and Renato Mota BCom (Hons) BBus (EcoFin). Each of the above is an authorised representative of the Rothschild group in their respective jurisdictions.

Rothschild believes that the experience of its representatives qualifies it to provide the independent expert's report sought by AMP.

2. Declarations

This report has been prepared by Rothschild with care and diligence and the statements and opinions contained in the report are given in good faith and in the belief, on reasonable grounds, that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Rothschild, its related bodies corporate or any of their respective directors, officers, employees or consultants for errors or omissions however arising in the preparation of this report, although this does not absolve Rothschild from liability arising from an opinion expressed recklessly or in bad faith.

During the course of the engagement, Rothschild provided draft copies of this report to the AMP Board and management for their comments as to the factual accuracy of the report, as opposed to the opinions contained in the report which are the responsibility of Rothschild. Changes made to this report as a result of AMP's review have not changed the opinions reached by Rothschild.

It is not intended that this report be relied upon for any purpose other than as an expression of Rothschild's opinion as to whether the Demerger is in the best interests of AMP shareholders, whether the Capital Adjustment is fair and reasonable to AMP shareholders as a whole, whether the Capital Adjustment will materially prejudice AMP's ability to pay its creditors, whether the RPS Preference Share Cancellation is fair and reasonable to AMP shareholders as a whole and whether the Options Adjustment is fair and reasonable to AMP shareholders. Rothschild expressly disclaims any liability to any AMP shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose.

While this report contains an opinion as to whether the Demerger will materially prejudice AMP's ability to pay its creditors, Rothschild makes no representation or warranty as to the potential recoverability of existing or contingent debts owed by AMP to its creditors as at the date of this report or at any subsequent time. Future creditors must rely on their own investigations of the financial position of individual companies in the group with whom they conduct business.

Rothschild has had no involvement in the formulation of the Demerger proposal, the RPS Preference Share Cancellation proposal, the Options Adjustment proposal or the preparation of the Explanatory Memorandum and has not verified any of the contents of the Explanatory Memorandum. Rothschild does not accept any responsibility for the contents of the Explanatory Memorandum other than this report.

In preparing this report, Rothschild has conducted its work in accordance with the guidelines and practices for the preparation of independent expert's reports in Australia. This report has not been prepared in

accordance with guidelines or standards which may be applicable for reports of this nature in the United Kingdom or any other jurisdiction. Accordingly, this report should not be relied on as if it had been prepared in accordance with guidelines and standards applicable in the United Kingdom or any other jurisdiction.

3. Interests

The Investment Banking division of Rothschild has prepared this report with the assistance of personnel in the Investment Banking division of its UK affiliate. Neither of these divisions has had any commercial dealings with AMP over the last two years.

Rothschild and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with AMP except that:

- AMP Henderson currently has a $10 million participation in a $40 million mezzanine facility provided by Rothschild to DCA Agedcare Group;
- AMP Global Investors Limited as responsible entity for the AMP Structured High Yield Fund acquired in May 2003 from Rothschild and another party (arranged by Rothschild) a $30 million participation in a Letter of Credit facility provided to a wholly owned subsidiary of Abigroup Limited. Rothschild has an on-going role in relation to AMP's participation in that transaction as Debenture Manager and Security Agent;
- Rothschild is acting as financial adviser to the Principal Hotel Group in relation to the restructuring of the REIL Hotel bonds issue in which AMP Life Limited is the sole bondholder;
- Rothschild has entered into a conditional agreement to sell an interest in one of its subsidiaries, Arrow Systems Pty Ltd, to the Infrastructure Equity Fund, a fund managed by AMP Henderson, for an undisclosed sum;
- Rothschild acquired in July 2002 and continues to hold as part of its ordinary money market activities, bonds issued by AMP Bank Limited with a face value of $10 million and a 5.5% coupon, with a maturity of April 2004. Rothschild has over the last two years acquired and sold an AMP bond with a face value of $5 million (as part of ordinary business activities, Rothschild purchases short dated paper issued by AMP Bank);
- Rothschild Australia Asset Management Limited ("RAAM"), now known as Sagitta Wealth Management Limited, may have in the last two years acquired or dealt in securities of the AMP group or entities managed or controlled by them. The Rothschild Group disposed of its interests in RAAM in June 2002 to the Westpac Banking Group;
- Rothschild has issued negotiable certificates of deposit, which may now or have in the past been held by the AMP group or entities managed or controlled by them;
- a UK based associate of Rothschild has a €2 million equity investment and €2 million senior note investment in Melchior CDO SA, a special purpose vehicle managed by Henderson Global Investors Limited;
- a UK based associate of Rothschild acted as financial adviser and arranger to a bond issue by Sea Containers in which AMP Henderson was a bond holder. The bonds have now been redeemed;
- a Channel Island based associate of Rothschild has over 1998 to 2002 made loan facilities available to private clients of Towry Law Asia HK Limited, a subsidiary of the AMP group. No new loan facilities have been made available since June 2002;
- a US based associate of Rothschild manages certain funds for AMP Henderson Global Investors Limited; and
- a number of executives of Rothschild or their associates hold shares in AMP.

Rothschild does not believe that the above and/or these security holdings could reasonably be viewed as capable of affecting Rothschild's ability to provide an independent opinion in relation to the Demerger, the RPS Preference Share Cancellation or the Options Adjustment.

Rothschild is entitled to receive a fixed fee of $2.0 million (plus the reimbursement of out of pocket expenses) for the preparation of this report. This fee is not contingent on the outcome of the Demerger or the RPS Preference Share Cancellation or the Options Adjustment and Rothschild will not receive any other benefit from the preparation of this report.

4. Consent

Rothschild consents to the issue of this report by AMP in the form and context in which it is to be included in the Explanatory Memorandum to be sent to AMP shareholders.

Neither the whole nor any part of this report nor any reference to it may be included in or with or attached to any document, circular, resolution, letter or statement without the prior written consent of Rothschild to the form and context in which it appears.

5. Responsibility

Rothschild has prepared this report on the basis of information available as at the date of this report. Rothschild has considered and relied upon information provided by AMP (in particular, Rothschild has relied upon the reports prepared by other experts commissioned by AMP for inclusion in the Explanatory Memorandum). AMP Services Limited, a wholly-owned subsidiary of AMP, has warranted to Rothschild in writing that the information provided was complete, accurate and not misleading by omission or otherwise. Rothschild has no reason to believe that any material facts have been withheld. Rothschild has not attempted to independently verify the completeness, accuracy or fair presentation of any of the information provided to it, but has no reason to believe that any of the information provided to it is not complete, accurate or fairly presented.

The information provided to Rothschild included forecasts, forward looking statements and projections prepared by the management of AMP. These are based upon assumptions about events and conditions which have not yet transpired. As such, Rothschild cannot provide assurance, and does not warrant, that the estimates will be representative of the results actually achieved during the forecast period. Forecasts by their nature involve assessments of uncertain future events. Actual future performance may be significantly more or less favourable than the forecasts.

In preparing this report and forming the opinions in this report, Rothschild has assumed that:

- the information set out in the Explanatory Memorandum is complete, accurate and fairly presented in all material respects;
- the legal agreements required to give effect to the Demerger will be implemented in accordance with their terms; and
- the legal mechanics to give effect to the Demerger, the RPS Preference Share Cancellation and the Options Adjustment are appropriate and will be effective.

6. Indemnity

AMP Group Holdings Limited ("AMP Group Holdings"), a wholly-owned subsidiary of AMP, has, to the maximum extent permitted by law, indemnified Rothschild, its related bodies corporate and their respective directors, officers, employees and consultants (each an "Indemnified Party") in respect of any claim, action, damage, loss, liability, cost, charge, expense, outgoing or payment ("Loss") however arising made or brought against or paid, suffered or incurred by an Indemnified Party as a result of or in connection with (directly or indirectly) the preparation and issue of this report. This indemnity will not apply to the extent that any such Loss is held by a court, with all appeals exhausted, to be caused by the negligence, fraud or wilful misconduct of any Indemnified Party or by the breach of the terms of Rothschild's engagement by AMP.

AMP Group Holdings has also agreed to indemnify Rothschild for time spent by any Indemnified Party and reasonable legal costs and other out-of-pocket expenses incurred by any Indemnified Party, as a result of or in connection with the preparation and issue of this report, in relation to any inquiry or proceeding initiated by any person. Where, in respect of such an inquiry or proceeding, an Indemnified Party is found by a court, with all appeals exhausted, to have been negligent, to have engaged in wilful misconduct or to have been in breach of the terms of Rothschild's engagement by AMP, then Rothschild must reimburse to AMP Group Holdings that proportion of the fees, costs and expenses paid by AMP Group Holdings as is attributable to such negligence, wilful misconduct or breach.

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Section 13

Independent Accountant's report

13 Independent Accountant's Report

13.1 Independent Accountant's Report on Reviewed Pro-forma Historical Financial Information

ERNST & YOUNG

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

16 October 2003

The Directors
AMP Limited
33 Alfred Street
SYDNEY NSW 2000

Dear Directors

Independent Accountant's Report on Reviewed Pro-Forma Historical Financial Information

We have prepared this Independent Accountant's Report ("Report") on historical financial information for inclusion in an Explanatory Memorandum to be dated on or about 16 October 2003 (the "Explanatory Memorandum") relating to the Demerger of HHG plc ("HHG") from AMP Limited (together the "Demerged Businesses"). Following the Demerger both companies will be separately listed on the Australian Stock Exchange.

The pro-forma historical financial information has been prepared on the assumption that the Demerger proceeds. The pro-forma financial information does not purport to present the financial position and reported results of the Demerged Businesses had they operated as stand-alone businesses during the period under review. Further, the financial position and results of operations of the AMP Limited group may be significantly different to those presented if the Demerger does not proceed.

Expressions defined in the Explanatory Memorandum have the same meaning in this Report.

Scope

You have requested Ernst & Young to prepare a report, for inclusion in the Explanatory Memorandum, on the following financial information:

(a) the pro-forma consolidated statements of financial performance of the Demerged Businesses for the years ended 31 December 2000, 2001 and 2002 and the six months ended 30 June 2003;

(b) the pro-forma consolidated statements of financial position of the Demerged Businesses as at 30 June 2003;

(c) the pro-forma consolidated statements of cash flows of the Demerged Businesses for the year ended 31 December 2002 and the six months ended 30 June 2003; and

(d) accompanying pro-forma information, including 30 June 2003 capital adequacy and free asset ratios of the disclosed AMP Australian and UK life companies respectively.

(together the "Pro-forma Historical Financial Information"). The Pro-forma Historical Financial Information relating to AMP is included in section 13.2. The Pro-forma Historical Financial Information relating to HHG is included in section 13.3. The Directors of AMP Limited ("AMP") are responsible for the preparation of the Pro-forma Historical Financial Information. This Report does not extend to pro-forma historical financial information other than that contained in sections 13.2 and 13.3 of the Explanatory Memorandum.

ERNST & YOUNG

The pro-forma consolidated statements of financial performance have been prepared to the level of net profit after income tax before corporate borrowing costs. The pro-forma consolidated statements of financial performance exclude the impact of the existing capital structure (reflected in borrowing costs), which is not considered relevant given anticipated changes in debt and equity structures as a result of the Demerger.

Similarly, the pro-forma consolidated statements of cash flows are presented for operating and investing activities only and do not include cash inflows or outflows relating to financing activities or borrowing costs.

The Pro-forma Historical Financial Information does not purport to present the results of operations and cashflows of the Demerged Businesses had they operated on a stand-alone basis during the periods indicated, or to project results of operations or cashflows for any future period.

If the Demerger proceeds the financial statements for HHG are likely to be prepared under UK GAAP rather than Australian GAAP as contained in section 13.3 of the Explanatory Memorandum. Differences between the two bases of accounting are outlined in section 7.6 of the Explanatory Memorandum.

The Pro-forma Historical Financial Information has been adjusted to reflect certain one-off transactions and the internal restructure required to give effect to the Demerger (the "Pro-forma Adjustments"). In particular the pro-forma consolidated statements of financial performance and statements of cash flows have been adjusted to reflect:

- the exclusion of results of discontinued operations and disposed businesses;
- the exclusion of one-off transactions including non-recurring gains and losses; and
- the internal restructure required to separate the activities of the Demerged Businesses.

The pro-forma consolidated statements of financial position have been adjusted to give effect to:

- the internal restructure required to separate the activities of the Demerged Businesses;
- the redemption of the Reset Preferred Securities from the proceeds of the AMP Rights Offer; and
- anticipated costs to be incurred in relation to the Demerger.

The Pro-forma Adjustments are detailed in note 2 to the pro-forma financial information contained in sections 13.2 and 13.3 of the Explanatory Memorandum.

Review of Pro-forma Historical Financial Information

The Directors of AMP Limited are responsible for the preparation of the Pro-forma Historical Financial Information, including determination of the Pro-forma Adjustments.

The Pro-forma Historical Financial Information relating to the years ended 31 December 2000, 2001, 2002 and the six months ended 30 June 2003 has been extracted from the audited financial statements of AMP, which were previously audited by Ernst & Young. We issued unqualified audit opinions in respect of the historical financial information.

We have performed a review of the Pro-forma Historical Financial Information in order to state whether on the basis of the procedures described, anything has come to our attention that would indicate that the pro-forma consolidated statements of financial performance, cash flows and financial position, as set out in sections 13.2 and 13.3, are not presented fairly in accordance with the recognition and measurement requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements to the extent to which they are relevant to the information presented.

We have conducted our review of the Pro-forma Historical Financial Information in accordance with the Australian Auditing and Assurance Standard AUS 902 "Review of Financial Reports".

ERNST & YOUNG

We conducted our review of the pro-forma consolidated statements of financial performance, pro-forma consolidated statements of financial position and pro-forma consolidated statements of cash flows by completing such inquiries and performed such procedures as we, in our professional judgment, considered reasonable in the circumstances including:

- analytical procedures on the audited financial performance of the Demerged Businesses for the relevant historical period;
- a review of work papers, accounting records and other documents;
- a review of the reasonableness of the pro-forma adjustments used to compile the pro-forma consolidated statements of financial performance, the pro-forma consolidated statements of cash flows and the pro-forma consolidated statements of financial position of the Demerged Businesses;
- a review of the adjustments made to the Pro-forma Historical Financial Information;
- a comparison of consistency in application of the recognition and measurement principles in applicable Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Demerged Businesses disclosed in note 1 of sections 13.2 and 13.3; and
- inquiry of Directors, management and others.

We conducted our review of the capital adequacy of the statutory funds of AMP Life Limited by completing such inquiries and performing such procedures as we, in our professional judgment, considered reasonable in the circumstances. This included the utilisation of our Australian actuarial professionals to review the following against the requirements of Actuarial Standard AS3.03:

- the appropriateness of the methodology employed in determining the capital adequacy requirements;
- the reasonableness of the assumptions used to determine the capital adequacy requirements; and
- the reasonableness of the results produced.

We conducted our review of the free asset ratios of Pearl Assurance plc, London Life Limited, NPI Limited and National Provident Life Limited by completing such inquiries and performing such procedures as we, in our professional judgment, considered reasonable in the circumstances. This included the utilisation of our UK actuarial professionals to consider whether:

- the methodology and assumptions used to calculate the mathematical reserves and required minimum margin are consistent with the requirements of the Interim Prudential Sourcebook and with professional guidance;
- the mathematical reserves and the required minimum margin have been calculated accurately using the stated methodology and assumptions;
- the admissible asset values have been calculated in accordance with the requirements of the Interim Prudential Sourcebook; and
- the current assets and liabilities have been properly stated in accordance with the Interim Prudential Sourcebook.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

ERNST & YOUNG

Review Statement on Pro-Forma Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the financial information set out in sections 13.2 and 13.3, does not present fairly:

- the pro-forma financial statements, comprising:

  a) the pro-forma consolidated statements of financial performance of the Demerged Businesses for the years ended 31 December 2000, 2001 and 2002 and for the six months ended 30 June 2003;

  b) the pro-forma consolidated statements of financial position of the Demerged Businesses as at 30 June 2003; and

  c) the pro-forma consolidated statements of cash flows for the year ended 31 December 2002 and the six months ended 30 June 2003,

  in accordance with the Pro-forma Adjustments and the measurement and recognition requirements (but not all of the disclosure requirements) of applicable Accounting Standards and other mandatory professional reporting requirements in Australia;

- the capital adequacy requirements of the statutory funds of AMP Life Limited as at 30 June 2003, in accordance with Actuarial Standard AS3.03 issued by the LIASB (noting that AS3.03 sets a minimum level of requirement); and

- the free asset ratios of Pearl Assurance plc, London Life Limited, NPI Limited and National Provident Life Limited as at 30 June 2003, which are based on asset, liability and required minimum margin values prepared in accordance with the requirements of the Interim Prudential Sourcebook and with professional guidance.

Subsequent Events

Apart from the matters dealt with in this Report and elsewhere in the Explanatory Memorandum, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Demerged Businesses have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

Ernst & Young does not have any interest in the outcome of the Demerger other than in the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received. Ernst & Young Transaction Advisory Services has prepared an Independent Accountant's Report on Forecast Financial Information. Ernst & Young also acts as the statutory auditor of AMP Limited.

Yours faithfully

Ernst & Young

Ernst & Young

13.2 AMP PRO-FORMA SPECIAL PURPOSE FINANCIAL REPORT

PRO-FORMA STATEMENT OF FINANCIAL PERFORMANCE

		Consolidated			
		12 months ended 31 December			6 months ended 30 June
		2000	2001	2002	2003
	Note	$m	$m	$m	$m
Revenues and expenses of policyholders, shareholders and other equity interests					
Premium and related revenue	4	1,817	1,486	1,182	479
Fee and other revenue	4	603	843	634	255
Investment gains (losses)	4	5,076	2,910	(1,104)	1,455
Claims and related expenses	5	(2,829)	(2,114)	(1,513)	(608)
Movement in life insurance policy liabilities		(1,588)	(280)	3,038	(318)
Operating expenses	5	(1,839)	(1,974)	(1,891)	(684)
Operational borrowing costs		(230)	(185)	(150)	(137)
Profit from ordinary activities before income tax and corporate borrowing costs		1,010	686	196	442
Income tax (expense) credit		(201)	(58)	173	(170)
Net profit from ordinary activities after income tax before corporate borrowing costs		809	628	369	272
Remove net profit or loss from ordinary activities after income tax before corporate borrowing costs not attributable to shareholders					
Outside equity interests in controlled entities		(81)	(63)	(8)	18
Net profit after income tax before corporate borrowing costs attributable to shareholders of AMP Limited		728	565	361	290

PRO-FORMA STATEMENT OF FINANCIAL POSITION

	Note	Consolidated As at 30 June 2003 $m
Assets		
Cash at bank and on deposit		1,016
Receivables	7	2,732
Equity securities	8	23,270
Investment in HHG	8	480
Debt securities	8	24,731
Property	8	9,664
Other investments	8	695
Operating assets	9	116
Deferred tax assets	6	325
Other assets	10	464
Intangible assets	11	565
Excess of market value over net assets of controlled entities	12	288
Total assets of policyholders, shareholders and other equity interests		**64,346**
Liabilities		
Payables	13	2,174
Current tax liabilities		236
Unearned premiums		56
Outstanding claims	21	2,126
Provisions	14	562
Deferred tax liabilities		540
Borrowings	15	4,519
Life insurance policy liabilities	20	46,400
Subordinated debt	16	1,845
Total liabilities of policyholders, shareholders and other equity interests		**58,458**
Net assets of policyholders, shareholders and other equity interests		**5,888**
Equity attributable to shareholders		
Contributed equity	17	5,373
Capital reserve	18	510
Foreign currency translation reserve	18	(8)
Shareholders' retained profits	18	(8)
Capital loss reserve	18	(2,467)
Total equity attributable to shareholders		**3,400**
Other equity		
Outside equity interests in controlled entities	19	2,488
Total other equity		**2,488**
Total equity of policyholders, shareholders and other equity interests		**5,888**

Section 13

PRO-FORMA STATEMENT OF CASH FLOWS

	Note	Consolidated 12 months ended 31 December 2002 $m	Consolidated 6 months ended 30 June 2003 $m
Cash flows from operating activities before corporate borrowing costs			
Cash receipts in the course of operations		11,379	4,602
Interest and other items of a similar nature received		1,560	854
Dividends received		172	172
Cash payments in the course of operations		(12,794)	(5,411)
Operational borrowing costs		(331)	(217)
Income tax paid		(83)	(84)
	22	(97)	(84)
Cash flows from shareholder and policyholder investing activities			
Proceeds from sale of properties		897	836
Proceeds from sale of equities		10,013	3,315
Proceeds from sale of units in unit trusts		3,221	5,240
Proceeds from sale of interest-bearing securities		69,844	42,482
Proceeds from repayment of loans		3,250	1,370
Proceeds from sale of other investments		910	(107)
Payments to acquire properties		(479)	(669)
Payments to acquire equities		(8,786)	(2,660)
Payments to acquire units in unit trusts		(6,500)	(5,263)
Payments to acquire interest-bearing securities		(66,442)	(42,184)
Loans granted		(5,128)	(781)
Payments to acquire other investments		(733)	(58)
		67	**1,521**
Cash flows from operating activities before corporate borrowing costs and shareholder and policyholder investing activities		**(30)**	**1,437**
Cash flows from corporate investing activities			
Payments to acquire controlled entities (net of cash acquired)		317	11
Payments to acquire other controlled and associated entities (net of cash acquired)		(195)	(3)
Cash flows from (used in) corporate investing activities		**122**	**8**

Notes to the pro-forma financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

AMP announced on 1 May its intention to demerge along geographic lines, splitting the Group into two new entities. Following the demerger, AMP will continue to operate and be listed on the ASX but will have a significantly different operating and capital profile from AMP as it is currently constituted. The demerged UK business will be operated by HHG plc, a company incorporated in the UK.

These pro-forma financial statements have been prepared as a special purpose financial report which, subject to the basis of preparation outlined in this note, complies with Australian accounting standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus views (Australian GAAP).

There have been departures from the disclosure requirements of Australian accounting standards where they are not considered to be applicable given the pro-forma nature of these financial statements. These departures include presenting pro-forma statements of financial performance to the net profit after tax before corporate borrowing costs level only. In addition, no information is presented regarding:

- the comparative statement of financial position;
- directors' and auditors' remuneration; or
- quantitative disclosures on financial instruments.

These pro-forma financial statements comprise pro-forma statement of financial performance for the three years ended 31 December 2000, 2001 and 2002 and the half-year ended 30 June 2003, pro-forma statement of cash flows for the year ended 31 December 2002 and the half-year ended 30 June 2003 and a pro-forma statement of financial position as at 30 June 2003 for the entities that will form part of the AMP Group following the demerger. A list of those entities is contained in note 23.

In preparing these pro-forma financial statements, the effects of all transactions between entities that will form part of the AMP Group following the demerger have been eliminated.

Pro-forma statement of financial position

The following principles have been adopted in the preparation of the pro-forma statement of financial position.

Sale or purchase of assets

The pro-forma statement of financial position has been prepared following the rules of acquisition accounting which require assets acquired to be recognised at their fair values. For the purposes of the pro-forma statement of financial position, the entities which are expected to be purchased or sold by the AMP Group after 30 June 2003 but before the date of the demerger, are assumed to have been purchased or sold on 30 June 2003.

Equity structure

The pro-forma statement of financial position reflects the proposed contributed equity of AMP after the July 2003 Share Purchase Plan and the rights offer announced as part of the demerger and the capital reduction on demerger of HHG. The impact of accounting for the demerger at fair value is reflected in reserves.

Restructure of borrowings and subordinated debt

The actual corporate borrowings and subordinated debt of the AMP Group at 30 June 2003 were $3,347m (excluding AMP Reset Preferred Securities). As a result of the demerger, AMP will retain responsibility for $3,325m of that debt while $22m will be retained by the HHG Group. AMP will also retain responsibility for the AMP Reset Preferred Securities. The pro-forma statement of financial position reflects the repayment of the AMP Reset Preferred Securities from the proceeds of the rights offer and the restructure of $698m of debt from available resources.

Pro-forma statement of financial performance and pro-forma statement of cash flows

The following principles have been used in the preparation of the pro-forma statement of financial performance and pro-forma statement of cash flows:

- exclusion of gains and losses on businesses disposed of during the periods presented;
- exclusion of revenues and costs of businesses disposed of during the periods presented;
- the exclusion of one-off and non-recurring items.

1. ## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a) Basis of preparation (continued)

The pro-forma results of operations have been presented to the level of net profit after tax before corporate borrowing costs. The AMP Group after the demerger will comprise different assets, liabilities and entities than AMP Group as it is currently constituted and will operate under a different corporate structure with different gearing and related tax profiles than was the case during the periods presented. Accordingly, the reporting of historic corporate borrowing costs and related income tax and cash flows is not considered meaningful or appropriate.

As a result of the above, the financial information included herein may not reflect the financial position, operating results or cash flows of the AMP Group had the AMP Group existed as a separate group during the periods presented.

b) Basis of accounting

The AMP Group is predominantly a financial services operation conducted through a life insurer and financial institutions. The assets, liabilities, revenues and expenses of the AMP Group's life insurance operation are measured on the basis of net market value and net present value. The assets and liabilities integral to the general insurance activities are measured on the basis of net market value and net present value. All remaining activities within the AMP Group are accounted for in accordance with the historical cost convention.

c) Changes in accounting policies

Accounting policies are consistently applied in each of the historic periods in these pro-forma financial statements.

d) Principles of consolidation

Controlled entities acquired are accounted for using the purchase method of accounting. Information from the Financial Reports of controlled entities is included from the date the parent entity obtains control.

This Financial Report consolidates the financial information of controlled entities prepared for the same reporting period as the parent entity using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The life insurance operations of controlled entities are conducted within separate life insurance funds containing both policyholder and shareholder interests. The activities of these funds are reported in aggregate with all other shareholder interests in the AMP Group's pro-forma statements of financial performance, pro-forma statement of financial position and pro-forma statements of cash flows.

All intercompany balances and transactions including unrealised profits arising from intra-group transactions, have been eliminated in full.

e) Cash at bank and on deposit

For the purposes of the statement of cash flows, cash comprises cash on hand which is available on demand, deposits held at call with banks usually available within 24 hours and other tradeable investments not subject to significant risk of change in value with short periods to maturity, net of outstanding bank overdrafts and deposits in.

For the purposes of the statement of financial position, cash comprises cash on hand which is available on demand and deposits held at call with banks usually available within 24 hours.

Cash on hand, deposits at call and bank overdrafts are carried at their principal amount. Interest revenue on deposits and interest expense on bank overdrafts are recorded as revenues and expenses as they accrue.

f) Receivables

Receivables are carried at nominal amounts due less any provisions for impairment, except in relation to reinsurance claims which are discounted to present value consistent with discounting of outstanding claims.

Financing receivables integral to the life and general insurance activities of the AMP Group are reported at market value. The resulting unrealised gains and losses are recognised in the statement of financial performance.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Investments

Investments held by non-life insurance entities and investments within the general insurance entities which are not integral to the general insurance activities are held at the lower of cost and recoverable amount except for marketable securities held for resale which are recorded at net market value.

Investments held by the life insurance entity and those integral to general insurance activities have been recorded at net market value including an allowance for estimated realisation costs. Where no quoted market values exist, various methods determined by internal and external valuers are adopted by the Directors. In those cases, the values adopted are considered equivalent to net market value. Details of particular methods adopted are as follows:

Equity securities

i) Ordinary and preference shares, equity options (included in equities) and investments in unit trusts that are not controlled entities are recorded at net market value. Where no quoted market value exists, a Directors' valuation with reference to various recognised valuation methods including net tangible assets, cash flows and earnings multiples is used;

ii) Investments in controlled entities of the life insurance operation that do not have quoted market values are recorded at Directors' valuations. For the majority of controlled entities this valuation has been determined by reference to the net tangible assets, the anticipated discounted cash flows or a multiple of earnings of the controlled entity. Also refer to Note 12 Excess of market value over net assets of controlled entities;

iii) Investments in associated entities are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the net market value of each associated entity using the basis described in i) above; and

iv) Investments in partnerships and joint ventures are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the market value of each partnership or joint venture at balance date based on their anticipated discounted cash flow or net tangible assets, as applicable.

Debt securities

i) Interest-bearing securities listed on stock exchanges are shown at quoted prices at balance date. Unlisted interest-bearing securities are valued using interest rate yields obtainable on comparable listed investments; and

ii) Loans are recorded at market value based on discounting the estimated recoverable amount using prevailing interest rates.

Property

i) Freehold and leasehold properties, including owner-occupied properties, are recorded at current net market values. For properties held in respect of investment-linked business, a Directors' valuation is determined annually, or more frequently as required, with reference to qualified independent valuations. For properties held in respect of other classes of life insurance business, a Directors' valuation is determined annually with reference to qualified internal valuers, with values of selected major properties certified by qualified independent valuers.

Investment synthetics and derivatives including financial futures and forward exchange contracts, interest rate swaps, exchange traded and other options, and forward rate agreements are recorded at net market value and included in the investment asset category being hedged.

h) Operating assets

Operating assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over a period of 3-10 years. The written down value approximates net market value in the life insurance operation.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i) Other assets

Deferred acquisition costs – general insurance
A portion of acquisition costs relating to unearned premium revenue is deferred in recognition that it relates to a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

Capitalisation of costs
Costs are capitalised and carried forward only where the costs relate to the creation of an asset with expected future economic benefits which is capable of reliable measurement. Otherwise all costs are recognised as expenses in the period they are incurred.

Capitalised costs are amortised over the estimated useful life of the asset being a period not exceeding five years, commencing at the time the asset is first put into use or held ready for use (whichever is the earlier).

j) Intangibles

Where controlled entities of non-life insurance entities are consolidated, the excess of purchase price over the fair value of identifiable net assets of controlled entities is goodwill and is amortised on a straight line basis over the period during which benefits are expected to be received not exceeding 20 years.
All purchased goodwill is currently being amortised over a period not greater than 20 years.

k) Excess of market value over net assets of controlled entities

Interests in controlled entities held by the life insurance company are subject to revaluation each period, such that the investment in the controlled entity is recorded at net market value.

Where a life insurer consolidates a controlled entity, any differences between the net assets of the controlled entity and the market value of the controlled entity as recorded in the life insurer's financial statements is shown as "Excess of market value over net assets of controlled entities". This excess represents future benefits expected to be derived from the business which are not reflected in the book values of the underlying assets and liabilities of the entity.

Changes in the amount of this excess are included in consolidated investment revenue. The excess is not required to be amortised in the financial statements. Further details are provided in Note 12.

l) Taxes

Although AMP Limited is likely to enter tax consolidation, no decision has yet been made as to the effective entry date.

Income tax expense
Income tax expense applicable to life insurance businesses within the AMP Group reflects tax imposed on shareholders as well as policyholders.

Accounting Standard AASB1038: "Life Insurance Business" requires income tax expense applicable to shareholders as well as all other interests to be reflected in the statement of financial performance for the AMP Group.

Income tax expense on all other businesses within the AMP Group is based on the applicable local tax rates and is calculated after adjusting for permanent differences between taxable and accounting income.

Deferred tax balances
The AMP Group has adopted the liability method of tax effect accounting. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, are deferred and carried forward in the statement of financial position as a deferred tax asset or a deferred tax liability. These amounts are offset where the associated tax payable and the realisable benefit are expected to occur in the same period.

Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Taxes (continued)

Deferred tax assets and deferred tax liabilities within the life insurance entity have been discounted to present value using reasonable assumptions as to future levels of interest rates, average periods for which each asset category of investments will be held, the tax rate applicable to the respective classes of business and the tax regime in each country of operation. Deferred tax assets and deferred tax liabilities within non-life insurance entities are not discounted.

Goods and services tax

The AMP Group operates across a number of tax jurisdictions and offers products and services which may be subject to various forms of goods and services tax imposed by local tax authorities.

All revenues, expenses and assets are recognised net of any goods and services tax (GST) paid, except where they relate to products and services which are input taxed for GST purposes or the GST incurred is not recoverable from the relevant tax authorities. In such circumstances the GST paid is recognised as part of the cost of acquisition of the assets or as part of the particular expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from or payable to the tax authorities are included as a receivable or payable in the statement of financial position.

Cash flows are reported on a gross basis reflecting any GST paid or collected. The GST component of cash flows arising from investing or financing activities which are recoverable from, or payable to local tax authorities are classified as operating cash flows.

m) Payables

Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the entity.

n) Unearned premiums

Unearned premiums represent premium revenue attributable to future accounting periods.

In respect of the life insurance operation, unearned premiums represent those premiums due after, but received before the end of the financial period.

For direct general insurance and inwards reinsurance classes of business, unearned premiums are determined by apportioning the premiums written in the financial period commensurate with the risk profile of the premiums.

o) Outstanding claims

General insurance

The liability for outstanding claims at balance date comprises claims which have been reported but not yet paid, claims incurred but not yet reported, claims incurred but not enough reported and the anticipated direct and indirect costs of settling these claims.

The liability includes an allowance for inflation and superimposed inflation and is measured as the present value of the expected future cost of settling claims. The present value is calculated by discounting the liability using risk adjusted market rates of return on investments.

Outstanding claims are determined by internal or independent actuaries on a best estimate basis in accordance with Actuarial Standards.

A prudential margin is added to the claims to increase the probability that the liability is adequately provided. The level of prudential margin has been set having regard to the volatility and predicability of the claims portfolio.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p) Provisions

Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. These benefits include salaries and wages, annual leave and long service leave.

Liabilities arising in respect of salaries and wages, annual leave and any other employee entitlements expected to be settled within twelve months of the reporting date, are measured at their nominal amounts. All other employee entitlements are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Any contributions made to the AMP Group's defined benefits superannuation plans by entities within the AMP Group are recorded as expenses when due.

Employee share and option plans

There is no employee entitlement expense recognised on issue or exercise of shares, performance rights or options issued to employees as remuneration for services. Any consideration received on issue or exercise of these instruments is recorded as contributed equity.

q) Borrowings and subordinated debt

Bank loans and deposits are measured at the principal amount. Bonds, notes and subordinated debt, including subordinated bonds and income securities, are recognised at issue date and are reported at historical cost, being their face value, or discounted value.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

r) Contributed equity

Ordinary share capital is recognised at the fair value of consideration received by the company.

s) Foreign currency translation reserve

All overseas operations are deemed self-sustaining as each is financially and operationally independent of the parent entity. The accounts of overseas operations are translated using the current rate method and any resulting exchange differences for overseas operations:

i) Controlled other than by the life insurance company are taken directly to the foreign currency translation reserve; and

ii) Controlled by the life insurance company are included in investment gains (losses) consistent with market value accounting.

Upon disposal or part disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed, is transferred to retained profits.

t) Premium and related revenue

Life insurance

Premiums are separated into their revenue and deposit components. Premium amounts earned by providing services and bearing risks are treated as revenue. Other premium amounts received, which are in the nature of deposits, are recognised as an increase in policy liabilities.

Premiums with no due date or fixed amount are recognised on a cash received basis. Premiums with a regular due date are recognised on an accruals basis. Unpaid premiums are only recognised during the days of grace or where secured by the surrender value of the policy and are reported as outstanding premiums and classified as receivables in the statement of financial position.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t) Premium and related revenue (continued)

General insurance

General insurance and inwards reinsurance premium revenue comprise amounts charged to the policyholder or other insurers, including fire service levies but excluding stamp duties and GST collected on behalf of third parties.

The earned portion of premiums received and receivable, including on closed business, is recognised as revenue from ordinary activities.

u) Investment gains (losses)

Dividend and interest income is brought to account on an accruals basis when the AMP Group obtains control of the right to receive the interest income or dividend revenue.

Net realised and unrealised gains (losses) represent changes in the measurement of net market values in respect of all investments recognised at net market value, as described in the investments note 1(g) above.

v) Fee income

Management and performance fee income is recognised when the right to receive fees has been established. Management and performance fees are calculated in accordance with the investment management agreements with clients. Performance fees are recognised on an estimated basis supported by the latest performance criteria available.

Loan fees received represent cost recovery or charges for services and are recognised as income on an accruals basis.

w) Claims expense

Life insurance

Claims are separated into their expense and withdrawal components. Claims which relate to the provision of services and bearing of risks are treated as expenses. Other claim amounts, which are in the nature of withdrawals are recognised as a decrease in policy liabilities.

Claims are recognised when the liability to the policyholder under the policy contract has been established or upon notification of the insured event depending on the type of claim. Claims on non-investment linked business are recognised when the insured event occurs or is notified depending on the nature of the claim.

General insurance

Claims expense is recognised in respect of general insurance as claims are paid or as movements in outstanding claims occur.

x) Outward reinsurance premiums expense and claims recoveries

Premiums ceded to reinsurers for both life insurance and general insurance businesses are fully recognised as an expense over the period of cover. Outward reinsurance premiums expense is included with claims and related expense in the statement of financial performance. Reinsurance and other recoveries receivable on paid claims and outstanding claims are fully recognised as revenue when claims are paid or the outstanding claim is raised. Outward reinsurance recoveries are included with premium and related revenue in the statement of financial performance.

y) Operating expenses

Basis of apportionment of operating expenses

Life insurance expenses are apportioned between acquisition and maintenance costs. Expenses which are directly attributable to an individual policy or product are allocated directly to the relevant expense category, fund, class of business or product line as appropriate. Where expenses are not directly attributable, they are apportioned based on detailed expense analysis having regard to the objective in incurring that expense and the outcome achieved. The apportionment is made in accordance with Actuarial Standard 1.03 (and its predecessors).

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

y) Operating expenses (continued)

Investment management expenses of life insurance operations, along with all other shareholder expenses relating to AMP's non-life insurance operations, are classified as other operating expenses.

Expenses of controlled entities of life funds represent the business costs of policyholder investments which are consolidated into the results of AMP and do not directly impact shareholder profitability.

z) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and finance lease charges. Borrowing costs are charged as an expense as they accrue.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

aa) Margin on Services Accounting

Margin on Services ("MoS") is the financial reporting methodology prescribed by Actuarial Standard 1.03 (and its predecessors), a standard issued under the Australian Life Insurance Act 1995 (the "Life Act"), and adopted under Australian Accounting Standard AASB 1038. It applies to all Australian life companies and to Australian companies with life insurance subsidiaries.

Under MoS, profit emerges on a more realistic basis than under traditional solvency based reporting methods. The profits that are expected to be earned on life insurance business emerge over the life of the business as services are provided and income received, hence the name Margin on Services.

Detailed Description of MoS

MoS Policy Liabilities are ordinarily determined using a projection method, whereby estimates of policy cash flows (premiums, benefits, expenses and profit margins to be released in future periods) are projected into the future. The policy liability is calculated as the net present value of these projected cash flows.

The Policy Liabilities have two components:

- the Best Estimate Liabilities (to cover future benefits and expenses, and allowing for future premiums), and
- the Value of Future Profit Margins (based on the appropriate profit carrier).

No profit is normally recognised on inception of new business. Instead, profit margins on new business enhance the existing Value of Future Profit Margins, to be released over the future life of the business.

The expected profit margins are related to a profit carrier which best reflects the provision of services under the policy type concerned. Expected profits then emerge as a proportion of the chosen profit carrier.

MoS Policy Liabilities are calculated using best estimate assumptions about future conditions. In general, "best estimate" means that the assumptions are made having regard to available statistics or experience data relevant to the business, and are neither deliberately overstated nor deliberately understated. In the case of maintenance expenses the assumption must be sufficient to cover the budgeted expenses in the following year.

If actual experience differs from that expected, the financial effects of these differences are recognised as experience profits or losses in addition to the expected profits.

Net investment earnings on retained profits and capital within a life fund are recognised immediately as profit in the reporting period.

All assets within life insurance funds are valued at net market value. Consistent with this, the best estimate liability assumptions include a future investment earning rate that reflects the yield implicit in the value of the assets backing those liabilities.

The best estimate assumptions are reviewed and revised as necessary at each reporting date. Changes in best estimate assumptions generally do not result in changes in the Policy Liabilities and so do not immediately affect reported profit. Rather, the effect of changes in assumptions is absorbed in the Value of Future Profit Margins, to emerge in the future. The exception is market related changes in the investment earning

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa) Margin on Services Accounting (continued)

assumption for non-participating business. In this case the Policy Liabilities are altered and, to the extent that such change is not matched by a similar movement in the value of assets, a profit or loss emerges.

Where future losses are expected (that is, if profit margins would be negative) they must be recognised immediately. If a favourable change in assumptions subsequently occurs, or if profitable new business is written, previously recognised losses may be reversed before new profit margins are established.

For participating business, the profit carrier is the cost of bonus payments that are supported by the Value of Supporting Assets ("VSA"). The VSA is an accumulation of the Policy Liabilities from the end of the previous period, augmented by the cost of bonuses actually declared, and including actual investment experience. The Policy Liabilities at the end of a reporting period are the VSA reduced by the cost of supportable bonuses and the associated shareholder profit margins due in the reporting period. In this way the cost of supportable bonuses and profit margins emerge in the reporting period.

As an alternative to a best estimate projection, an accumulation method may be used to calculate MoS Policy Liabilities if it produces results which are not materially different. For investment products, the Policy Liability is the accumulation of amounts invested by policyholders, less fees specified in the policy, plus investment earnings. This accumulation may be adjusted to the extent that acquisition expenses are to be recovered from future margins between fees and expenses. A similar approach is used for some risk business except that the basic accumulation is the amount of unearned premium plus outstanding and unreported claims at the valuation date. Where an accumulation method is used, the Value of Future Profit Margins is not calculated explicitly but is implicit in the total Policy Liability.

bb) Allocation of life insurance operating profit under Margin on Services ("MoS")

Operating profit, as determined by applying the principles of MoS, is allocated between shareholders and participating policyholders. Profit, once allocated to participating policyholders, can only be distributed to policyholders, unless approved otherwise by the regulators.

Profit allocated to policyholders is shown as part of expenses, being an increase in liabilities. Bonus distributions to those policyholders are merely a change in the nature of the liability from unvested to vested.

The principles of allocation of the life insurance profit determined under MoS are as follows:

i) investment income (net of tax and investment expenses) on retained earnings in respect of participating business is allocated between policyholders and shareholders in proportion to the balances of policyholders' and shareholders' retained earnings. These proportions are 80:20.

ii) other MoS profits arising from participating business (excluding the additional tax attributable to shareholders in respect of Australian superannuation business) are allocated 80% to policyholders and 20% to shareholders, with the following exceptions:

- The profit arising from New Zealand corporate superannuation business is apportioned such that shareholders are allocated 15% of the profit allocated to policyholders.
- Prior to 2 May 2000 the profit arising from open Australian superannuation business was apportioned such that shareholders were allocated 15% of the profit allocated to policyholders.
- From 1 January 2003 the profit arising in respect of Preservation Superannuation Account (RSA and ERF) business is allocated 92.5% to policyholders and 7.5% to shareholders. For 2002 the profit arising in respect of that same business was allocated 88% to policyholders and 12% to shareholders.

iii) the additional 15% tax on taxable income to shareholders in respect of Australian superannuation business is allocated to shareholders only;

iv) all profits arising from non-participating business, including net investment returns on shareholder capital and retained earnings in statutory funds (excluding retained earnings dealt with in (i) above) are allocated to shareholders.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

cc) Foreign currency translations

Transactions denominated in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts outstanding at the balance date denominated in foreign currencies have been converted to local currency using the appropriate rate of exchange ruling at balance date.

Except for certain specific hedges and hedges of foreign currency operations, all resulting exchange differences arising on settlement or restatement of balances denominated in foreign currencies are brought to account in determining the net profit (loss) for the period. Transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

Exchange gains and losses on transactions hedging investments in foreign operations:

i) Controlled other than by the life insurance company are taken to the foreign currency translation reserve on consolidation; and

ii) Controlled by the life insurance company are taken to the statement of financial performance as investment gains (losses).

Exchange gains and losses on hedging transactions intended to hedge specific future revenue or expense items in foreign operations:

i) Controlled other than by the life insurance company are deferred and included in the measurement of those items; and

ii) Controlled by the life insurance company are taken to the statement of financial performance as investment gains (losses).

dd) Derivative financial instruments

The AMP Group is exposed to changes in interest rates and foreign exchange rates from its activities. The AMP Group uses derivative financial instruments such as: interest rate swaps, forward rate agreements, futures, options and forward foreign exchange contracts. Derivative financial instruments are held for risk management purposes and not for the purpose of speculation. The AMP Group does not hold a derivative trading portfolio.

To qualify as a hedge, the swap, forward, futures or option position must be designated as a hedge at its inception and be effective in reducing the market risk of an existing asset, liability, firm commitment or anticipated transaction. A hedge is considered to be effective where there is a high probability of the transaction occurring and the extent, term and nature of the exposure is capable of being estimated. Effectiveness of the hedge is evaluated on an initial and on going basis by comparing the correlation of the change in market or fair value of the hedge with the changes in the value of the hedged item.

Derivatives that are designated and effective as hedges are accounted for on the same basis as the instruments they are hedging.

For other than the life insurance company, costs arising at the time of entering into hedge transactions are brought to account in the statement of financial performance over the lives of the hedge contracts. For the life insurance company, costs arising at the time of entering into hedge transactions are recognised in the statement of financial performance in the period in which the costs are incurred.

If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred and amortised to the statement of financial performance over the remaining period originally covered by the terminated contract.

ee) Loan securitisation

The AMP Group's banking operation, through its loan securitisation program, sells mortgage loans to securitisation vehicles that in turn issue asset backed securities to investors. In such transactions, AMP Group receives fees for various services provided to the program on an arms-length basis, including servicing fees and management fees. These fees are recognised over the period in which the services are provided. The AMP Group also provides arms-length interest rate swaps and loan facilities to the program in accordance with the APRA Prudential Guidelines.

2. PRO-FORMA ADJUSTMENTS

a) Pro-forma statement of financial performance

The following adjustments have been made in arriving at amounts included in the pro-forma statement of financial performance:

	Consolidated			
	12 months ended 31 December			6 months ended 30 June
	2000 $m	2001 $m	2002 $m	2003 $m
Total profit (loss) after income tax attributable to shareholders of AMP Limited	1,152	690	(896)	(2,159)
Less: HHG Group (profit) loss after income tax	(579)	(430)	601	2,473
AMP profit (loss) after income tax	573	260	(295)	314
Add: Corporate borrowing costs[1]	161	133	126	70
AMP profit (loss) after income tax before corporate borrowing costs	734	393	(169)	384
Pro-forma adjustments (after income tax)				
Terminated/disposed activities				
– (profits) losses on termination/disposal[2]	(20)	175	49	31
– write-offs on terminated/disposed businesses[3]	79	–	220	–
– trading (profits) losses[4]	(38)	17	5	(23)
Asset writedowns/revaluations[5]	–	–	142	(250)
Restructuring costs[6]	–	–	86	96
Superannuation contributions[7]	–	–	–	31
Other[8]	(27)	(20)	28	21
Pro-forma AMP Group profit after income tax before corporate borrowing costs	728	565	361	290

Notes:

1. Corporate borrowing costs include charges relating to all debt used by AMP to finance its investments in controlled entities. It does not include interest on operational debt used directly by the business units.
2. Profits (losses) on termination or disposal of activities primarily relate to: AMP Capital Investors property trusts (loss of $39m), Cogent adjustment to 2002 loss (profit of $11m) and AMP Banking activities (loss of $3m) during the first half of 2003; Cogent (loss of $37m), HGI Jersey and its subsidiaries (loss of $22m) and private client business (profit of $8m) in 2002; the general insurance business (loss of $183m) in 2001; and the AFS administration business (profit of $20m) in 2000.
3. Write-offs on terminated or disposed businesses represent write-offs on businesses terminated or disposed of in subsequent periods. The 2002 write-off relates to GIO Finance (part of AMP Banking) ($121m) and AMP Japan ($99m). The 2000 write-off relates to the general insurance business.
4. Trading results of terminated or disposed activities primarily relate to
   - Disposed AMP Banking activities (profit of $15m) and AMP Capital Investors activities transferred to HHG Group (profit of $8m) during the first half of 2003;
   - Disposed AMP Banking activities (loss of $7m), AMP International development activities (loss of $10m), AMP Capital Investors activities transferred to HHG Group (profit of $11m) and Cogent (profit of $1m) in 2002;
   - Disposed AMP Banking activities (loss of $28m), AMP International development activities (loss of $16m), general insurance business (profit of $23m) and Cogent (profit of $4m) in 2001; and
   - Disposed AMP Banking activities (loss of $18m), AMP International development activities (loss of $10m), disposed general insurance (profit of $61m) and Cogent (profit of $5m) in 2000.
5. Asset revaluations during the first half of 2003 related to distribution subsidiaries of AFS. The revaluations were made consistent with AASB1038 requirements. Asset writedowns in 2002 relate to Gordian ($108m) and Asian operations ($34m). The writedowns were made following a review of the valuation of key controlled entities in light of challenging investment market conditions and changes in business strategy.
6. Restructuring costs during the first half of 2003 relate to demerger costs. Restructuring costs in 2002 relate to AFS, AMP Capital Investors and corporate office and comprise redundancy costs, professional fees, provisions for onerous contracts and write-offs of capital expenditure arising out of new strategic initiatives implemented across the business.

Section 13

2. PRO-FORMA ADJUSTMENTS (continued)

7. Superannuation contributions during the first half of 2003 represent additional employer contributions, over and above normal contributions, to the AMP Officers' Provident Fund in accordance with its funding requirements.
8. Other primarily relates to the reversal of share options issued to UK employees and the exclusion of the results of the Pearl minority interest previously held by the AMP Group.

b) Pro-forma statement of financial position

The following adjustments have been made in arriving at the amounts included in the pro-forma statement of financial position at 30 June 2003:

	Consolidated					
	Total AMP Group $m	Separate HHG Group $m	Separation adjustments $m	AMP Group $m	Demerger adjustments $m	Pro-forma AMP Group $m
Assets						
Cash at bank and on deposit[1]	13,130	(11,234)	–	1,896	(880)	1,016
Receivables[2]	5,242	(2,739)	206	2,709	23	2,732
Equity securities	39,331	(16,061)	–	23,270	–	23,270
Investment in HHG[3]	–	–	2,388	2,388	(1,908)	480
Debt securities[4]	64,632	(39,901)	253	24,984	(253)	24,731
Property	14,388	(4,724)	–	9,664	–	9,664
Other investments	1,605	(910)	–	695	–	695
Operating assets	187	(71)	–	116	–	116
Deferred tax assets	325	–	–	325	–	325
Other assets	525	(61)	–	464	–	464
Intangible assets[5]	565	–	20	585	(20)	565
Excess of market value over net assets of controlled entities	1,267	(979)	–	288	–	288
Total assets	**141,197**	**(76,680)**	**2,867**	**67,384**	**(3,038)**	**64,346**
Liabilities						
Payables[6]	4,290	(2,105)	183	2,368	(194)	2,174
Current tax liabilities[7]	601	(354)	–	247	(11)	236
Unearned premiums	56	–	–	56	–	56
Outstanding claims	2,734	(608)	–	2,126	–	2,126
Provisions[8]	2,028	(1,605)	–	423	139	562
Deferred tax liabilities	556	(16)	–	540	–	540
Borrowings[9]	6,368	(2,965)	231	3,634	885	4,519
Life insurance policy liabilities	108,920	(62,520)	–	46,400	–	46,400
Subordinated debt[10]	2,383	(1,470)	1,150	2,063	(218)	1,845
Total liabilities	**127,936**	**(71,643)**	**1,564**	**57,857**	**601**	**58,458**
Net assets	**13,261**	**(5,037)**	**1,303**	**9,527**	**(3,639)**	**5,888**
Equity attributable to shareholders						
Contributed equity[11]	6,423	(2,716)	2,716	6,423	(1,050)	5,373
Capital reserve	510	–	–	510	–	510
Foreign currency translation reserve[12]	(410)	–	–	(410)	402	(8)
Shareholders' retained profits[13]	502	287	(273)	516	(524)	(8)
Capital loss reserve[14]	–	–	–	–	(2,467)	(2,467)
Total equity attributable to shareholders	**7,025**	**(2,429)**	**2,443**	**7,039**	**(3,639)**	**3,400**

Section 13

2. PRO-FORMA ADJUSTMENTS (continued)

	Consolidated					
	Total AMP Group $m	Separate HHG Group $m	Separation adjustments $m	AMP Group $m	Demerger adjustments $m	Pro-forma AMP Group $m
Other equity						
Unattributed life funds	2,596	(2,596)	–	–	–	–
Outside equity interests – AMP Reset Preferred Securities Trust	1,140	–	(1,140)	–	–	–
Outside equity interests – other controlled entities	2,500	(12)	–	2,488	–	2,488
Total other equity	6,236	(2,608)	(1,140)	2,488	–	2,488
Total equity	13,261	(5,037)	1,303	9,527	(3,639)	5,888

Notes:

Separation Adjustments

Adjustments are required to derive pro-forma balances for the AMP Group after separation of the HHG Group. The adjustments reflect assets and liabilities grossed up for balances owing between AMP Group entities and HHG Group entities, the reinstatement of AMP Group's investment in HHG at the 30 June 2003 carrying value and the reclassification of the AMP Reset Preferred Securities from Outside equity interest to Subordinated debt pending the refinancing of that debt.

Demerger Adjustments:

1. The adjustments to Cash reflect net funds received in July 2003 from the share purchase plan ($494m) and the impact of the proposed restructuring including repayment of certain intercompany loans owed by the HHG Group to AMP Group ($221m), additional equity financing of HHG by AMP ($756m), settlement of existing balances owed by AMP Group to HHG Group ($185m), financing to HHG to repay maturing external debt ($98m), restructure of Borrowings and Subordinated debt ($600m), proceeds from the rights issue net of refinancing the AMP Reset Preferred Securities ($26m) and net cash proceeds from the transfer of certain AMP Capital Investors entities to the HHG Group ($18m).
2. The adjustment to Receivables reflects the sale of assets of certain AMP Capital Investors entities transferred to the HHG Group ($21m) and external derivative transactions being unwound as part of the refinancing of the AMP Reset Preferred Securities ($44m).
3. The adjustments to Investment in HHG reflect recapitalisation of HHG by AMP Group prior to demerger ($3,317m), reduction in the carrying value for listing costs and the writeoff of deferred borrowing costs by HHG ($38m), the reduction in the carrying value of HHG to fair value on demerger ($2,467m) and the demerger of the HHG Group at the adjusted carrying value ($2,720m). The remaining balance represents a minority holding in HHG retained by AMP ($480m); however, the final value will be dependent on the market value of the HHG Group.
4. The adjustments to Debt securities reflect the refinancing of intercompany loans between AMP Group and the HHG Group ($253m).
5. The adjustment to Intangible assets reflects the sale of assets of certain AMP Capital Investors entities transferred to the HHG Group ($20m).
6. The adjustments to Payables reflect the refinancing of existing balances between AMP Group and the HHG Group ($171m) and the sale of liabilities of certain AMP Capital Investors entities transferred to the HHG Group ($23m).
7. The adjustment to Current tax liabilities reflects the tax effect of demerger costs to be incurred in the second half of 2003 ($24m) and the tax payable on the external derivative transactions being unwound as part of the refinancing of the AMP Reset Preferred Securities ($13m).
8. The adjustment to Provisions reflects AMP Group demerger costs to be incurred in the second half of 2003 ($139m).
9. The adjustments to Borrowings reflect the impact of transferring external corporate debt in the HHG Group to AMP Group ($1,267m) and the assumed restructure of external corporate debt ($382m).
10. The adjustment to Subordinated debt reflects the assumed restructure of external corporate debt ($218m). As part of the demerger process, the debt owing in respect of AMP Reset Preferred Securities is transferred to the AMP Group from the HHG Group prior to the refinancing of that debt from the equity raised from the rights offer.
11. The adjustment to Contributed equity reflects net funds received in July 2003 from the share purchase plan ($494m), the capital reduction of AMP Group on demerger of HHG ($2,720m) and equity raised from the rights offer to refinance the AMP Reset Preferred Securities ($1,176m net of issue costs).

2. PRO-FORMA ADJUSTMENTS (continued)

12. The adjustment to the Foreign currency translation reserve reflects the transfer of the balance of the reserve relating to the investment in HHG to Shareholders' retained profits ($402m) on demerger of the HHG Group as required by Australian Accounting Standards.
13. The adjustments to Shareholders' retained profits reflect AMP Group demerger costs during the second half of 2003 ($115m after tax), gain on external derivative transactions being unwound as part of the refinancing of the AMP Reset Preferred Securities ($31m), reduction in the carrying value of AMP's investment in HHG for listing costs and the writeoff of deferred borrowing costs by HHG ($38m) and the transfer of the balance of the Foreign currency translation reserve relating to the investment in HHG ($402m).
14. The capital loss reserve reflects an estimate of the loss that will be recognised in AMP's financial statements as a result of accounting for the Demerger at "fair value", as defined under Australian Generally Accepted Accounting Principles as required for business separations of this type ($2,467m). Fair value is different from the measurement basis used up to the time of demerger (being a combination of market value, net present value, historic cost and Margin on Services principles as required by applicable Australian Accounting Standards).

    The Capital loss reserve is calculated as the difference between fair value and the carrying value of net assets of HHG Group in AMP's consolidated financial statements immediately prior to Demerger and prior to any internal restructure of the HHG Group. In determining the fair value of the HHG Group the Directors' have considered an independent valuation of the HHG Group. The valuation is based on the financial position of the HHG Group at 30 June 2003 updated to reflect the pro-forma capital adjustments outlined above. The valuation is based on 30 June 2003 AUD/GBP exchange rate of 0.4064 and assumes a willing buyer and a willing seller in an orderly market. This valuation was not prepared to provide an indication of the potential market capitalisation of HHG after the demerger. The final capital loss reserve reflected in AMP Group's consolidated financial report at 31 December 2003 will reflect trading results for the second half of 2003 and exchange rate movements and will be determined by a market based valuation of HHG following the demerger. The profit or loss on demerger will be reflected in the consolidated statement of financial performance. The Directors will determine the market based valuation to be reflected in the consolidated statement of financial performance by reference to the share price of HHG after the demerger. As the market based valuation will be impacted by the share price of HHG after the demerger, the final profit or loss on demerger may be materially different from the estimate provided.

    The amount is made up as follows:

	$m
Total equity attributable to shareholders of HHG Group as per HHG pro-forma financial statements	5,667
Directors' estimate of fair value of HHG Group at time of demerger	(3,200)
Loss recognised by AMP as a result of accounting for the Demerger at Directors' estimate of fair value	2,467

3. SEGMENT INFORMATION

6 months ended 30 June 2003	AMP Financial Services $m	AMP Capital Investors $m	Cobalt / Gordian $m	Other $m	Eliminations $m	Total $m
External revenue	2,167	98	(121)	45	–	2,189
Inter-segment revenue	35	83	9	–	(127)	–
Total revenue from ordinary activities	**2,202**	**181**	**(112)**	**45**	**(127)**	**2,189**
Profit from ordinary activities before income tax and corporate borrowing costs	374	56	22	(10)	–	442
Income tax (expense) credit	(159)	(17)	(9)	15	–	(170)
Net profit from ordinary activities after income tax before corporate borrowing costs	**215**	**39**	**13**	**5**	**–**	**272**
Other equity interest	18	–	–	–	–	18
Net segment profit after tax before corporate borrowing costs attributable to shareholders	**233**	**39**	**13**	**5**	**–**	**290**
Total assets	59,355	597	3,234	2,617	(1,457)	64,346
Total liabilities	(53,435)	(151)	(2,304)	(3,987)	1,419	(58,458)

5. EXPENSES FROM ORDINARY ACTIVITIES

	12 months ended 31 December			6 months ended 30 June
	2000 $m	2001 $m	2002 $m	2003 $m
(a) Claims expense				
Life insurance claims paid and payable	(11,293)	(9,826)	(11,027)	(4,878)
Less: withdrawals recognised as a reduction in life insurance policy liabilities	9,916	8,455	9,648	4,131
Life insurance claims recognised as expenses	(1,377)	(1,371)	(1,379)	(747)
General insurance claims and related expenses paid and payable	(1,452)	(743)	(134)	139
Total claims and related expenses	**(2,829)**	**(2,114)**	**(1,513)**	**(608)**
(b) Operating expenses				
Advertising and marketing	–[1]	(44)	(34)	(7)
Amortisation of goodwill	–[1]	(41)	(46)	(19)
Writedown of goodwill	–[1]	–	–	(2)
Bad and doubtful debts expense	–[1]	(25)	(20)	16
Information technology and communication	–[1]	(155)	(185)	(67)
External investment management fees	–[1]	(24)	(15)	(18)
Occupancy and property maintenance	–[1]	(80)	(117)	(63)
Professional fees	–[1]	(165)	(80)	(28)
Staff and related expenses[2]	–[1]	(997)	(912)	(397)
Travel and entertainment	–[1]	(37)	(29)	(10)
Other operating expenses[3]	(1,839)	(406)	(453)	(89)
Total operating expenses	**(1,839)**	**(1,974)**	**(1,891)**	**(684)**

Notes:

1. Historical information for the 12 months ended 31 December 2000 does not provide a breakdown of operating expenses.
2. Included in staff and related expenses in 2002 are contributions made to the AMP Officers' Provident Fund of $43m. There were no contributions in 2001 and 2000 due to the contribution holiday, as advised by the Trustee.
3. Other operating expenses includes the operating expenses of investment controlled entities providing various non financial services such as mining and farming.

6. INCOME TAX

The income tax rates and the basis for taxation relating to shareholder interests may differ significantly from those relating to policyholder interests and other interests. The rates of taxation applicable to the taxable income of significant classes of business are as follows:

	12 months ended 31 December			6 months ended 30 June
	2000 %	2001 %	2002 %	2003 %
(a) Australia				
Ordinary life insurance business	39/34	30	30	30
Complying superannuation	15	15	15	15
Non-complying superannuation	47/34	30	30	30
Immediate annuity business	Exempt	Exempt	Exempt	Exempt
Shareholder profits from life insurance business	34	30	30	30
Controlled companies/other business	34	30	30	30

6. INCOME TAX (continued)

	12 months ended 31 December 2000 %	2001 %	2002 %	6 months ended 30 June 2003 %
(b) New Zealand				
All businesses	33	30/33	30/33	30/33

	As at 30 June 2003 $m
Value of future income tax benefits arising from tax losses included in deferred tax asset at balance date	4
Future income tax benefits arising from tax losses of controlled entities not brought to account in this Financial Report as realisation of the benefits is not regarded as virtually certain[1,2,3]	360

As part of the demerger, the Australian carried forward losses are expected to be retained in AMP and the United Kingdom carried forward losses are expected to be retained in HHG.

Notes:

1. Includes capital losses of $82m (net effect).
2. The future income tax benefit will only be obtained if:
   a) For revenue losses, future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised. For capital losses, recoverability is dependent on investment factors including the recognition of taxable profits from the sale of assets and the size and timing of any such profits;
   b) The conditions for deductibility imposed by tax legislation continue to be complied with; and
   c) No changes in tax legislation adversely affect the economic entity in realising the benefit.
3. Included within unbooked tax losses is $250m which will be adversely impacted on entering into Tax Consolidation as losses can only be utilised at a rate based on the market value of the relevant loss entity over the market value of the AMP Group. This rate is expected to be to be quite low with only up to $2m (approximately) being available for utilisation per annum.

	As at 30 June 2003 $m
Franking credits account	
Dividend franking credit balance[1]	42

The company's ability to utilise the franking account credits depends on there being sufficient available profits to declare dividends.

Notes:

1. Balance of franking account adjusted for:
   - Franking credits which will arise from the payment of income tax provided for in the financial statements;
   - Franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;
   - Franking credits that the entity may be prevented from distributing in the subsequent financial year.
2. There are an additional $118m franking credits which will be available from the earlier of 2004 or the date on which AMP elects to enter Tax Consolidation and a further $53m which will be available when AMP elects to enter Tax Consolidation.

7. RECEIVABLES

	As at 30 June 2003 $m
Gross policy liabilities ceded under reinsurance	458
Investment income and sales proceeds receivable	1,140
Outstanding premiums	356
Reinsurance and other recoveries receivable	347
Trade debtors	101
Other receivables	
– HHG Group[1]	6
– Associated entities	37
– Other entities	287
Total receivables	**2,732**

Note:
1. The balance relates to normal trading activities.

8. INVESTMENTS

	As at 30 June 2003 $m
(a) Equity securities, at net market value	
Directly held (other than associated entities)	19,565
Associated entities	555
Held via unit trusts	3,150
Total equity securities	**23,270**
(b) Debt securities, at net market value	
Interest-bearing securities	19,070
Loans	
– Associated entities (unsecured)	2
Other loans	
– Secured	3,164
– Unsecured	617
Convertible notes	44
Held via unit trusts	1,834
Total debt securities	**24,731**
(c) Property, at net market value	
Directly held	7,207
Held via unit trusts	2,457
Total property	**9,664**
(d) Other at net market value	**695**
(e) Investment in HHG Group, at Directors' valuation[1]	**480**

Note:
1. This valuation is based on the Directors' valuation as set out in footnote 14 of Note 2(b). The final value in AMP Group's consolidated financial statements at 31 December 2003 will be dependent on the net market value of the HHG Group as at 31 December 2003 and may be different. Certain restrictions apply to AMP's ability to sell its shareholding in HHG. These restrictions are outlined in section 10.6.7.

9. OPERATING ASSETS

	As at 30 June 2003 $m
At cost	319
Less: accumulated depreciation	(203)
Total operating assets, at written down value	**116**

10. OTHER ASSETS

	As at 30 June 2003 $m
Deferred and capitalised costs	8
Inventories	86
Prepayments	63
Other assets	307
Total other assets	**464**

11. INTANGIBLES

	As at 30 June 2003 $m
Goodwill, at cost	660
Less: accumulated amortisation	(95)
Goodwill, at written down value	**565**

12. EXCESS OF MARKET VALUE OVER NET ASSETS OF CONTROLLED ENTITIES

	As at 30 June 2003 $m
AMP Financial Planning Pty Limited	195
Hillross Financial Services Limited	57
Other	36
Total excess of market value over net assets of controlled entities	**288**

The excess of market value over net assets of controlled entities represents future benefits expected to be derived from the business which are not reflected in the book values of underlying assets and liabilities of the entities.

13. PAYABLES

	As at 30 June 2003 $m
Accrued expenses	85
Interest payable	87
Investment purchases payable	800
Life insurance policies in process of settlement	325
Reinsurance liabilities	55
Trade creditors	54
Other payables	
– HHG Group[1]	23
– Other entities	745
Total payables	**2,174**

Note:
1. The balance relates to normal trading activities.

14. PROVISIONS

	As at 30 June 2003 $m
Employee entitlements	127
Redundancy, property and other restructuring provisions	293
Other provisions	142
Total provisions	**562**

15. BORROWINGS

	As at 30 June 2003 $m
Bank loans	471
Bank overdrafts	83
Bonds and notes[1,2]	2,191
Deposits	1,943
Other loans	213
Restructure of borrowings[3]	(382)
Total borrowings	**4,519**

Notes:
1. Balance reflects the repayment of a $98m (£40m) loan maturing in November 2003.
2. Includes $1,267m corporate borrowings, all transferred from the HHG Group as part of the demerger process.
3. It has been assumed as part of the demerger that $600m of corporate borrowings and corporate subordinated debt will be restructured. For illustrative purposes only in this pro-forma special purpose financial report, the restructure is assumed to take place on a pro-rata basis between corporate borrowings ($382m) and corporate subordinated debt (excluding AMP Income Securities) ($218m). The nature and actual allocation of the restructure has yet to be determined.

16. SUBORDINATED DEBT

	As at 30 June 2003 $m
AMP Income Securities (guaranteed perpetual floating rate notes at 3 month BBSW + 1.3%)[1,2]	1,240
Subordinated Floating Rate Note (3 month BBSW + 0.56% maturing in April 2009)	100
6.875% GBP Subordinated Guaranteed Bonds (maturing 2023)[2]	318
7.125% GBP Subordinated Guaranteed Step-Up Bonds (maturing 2019)[2]	405
Restructure of subordinated debt[3]	(218)
Total subordinated debt	**1,845**

Notes:

1. AMP Income Securities – interest is payable quarterly but may be deferred in limited circumstances where AMP Limited has not proposed, declared or paid an ordinary dividend for a certain period. However, payments would only be permanently foregone in the rare circumstance where there is no ordinary dividend for more than two consecutive financial years. The income securities can be redeemed at par at AMP's option from 10 February 2005 onwards.
2. These items are corporate subordinated debt.
3. It has been assumed as part of the demerger that $600m of corporate borrowings and corporate subordinated debt will be restructured. For illustrative purposes only in this pro-forma special purpose financial report, the restructure is assumed to take place on a pro-rata basis between corporate borrowings ($382m) and corporate subordinated debt (excluding AMP Income Securities) ($218m). The nature and actual allocation of the restructure has yet to be determined.

17. CONTRIBUTED EQUITY

	As at 30 June 2003 $m
Issued and paid up capital	
Contributed equity	5,373

Note:

1. The treatment of share options is discussed in section 9 of the document.

18. RESERVES AND RETAINED PROFITS

	As at 30 June 2003 $m
(a) **Capital reserve**[1]	
Balance at the end of the period	510
(b) **Foreign currency translation reserve**[2]	
Balance at the end of the period	(8)
(c) **Shareholders' retained profits**[3,4]	
Balance at the end of the period	(8)
(d) **Capital loss reserve**[5]	
Balance at the end of the period	(2,467)

Notes:

1. The capital reserve is the balance remaining from the amount capitalised in 1998 on the demutualisation of AMP Society after allotting shares to former members under the terms of the demutualisation. Minor adjustments are made from time to time which involve the issue of further shares to former members.
2. Exchange differences arising on translation of foreign controlled entities within the Group are taken to the foreign currency translation reserve as described in Note 1(s).
3. The 2003 interim dividend has not been reflected in the pro-forma financial statements in accordance with Australian Accounting Standards.
4. Dividends to the AMP shareholders, including the 2003 interim dividend are paid out of the retained profits of the AMP Limited entity.

18. RESERVES AND RETAINED PROFITS (continued)

5. The Capital loss reserve reflects the impact of accounting for the demerger at fair value as defined under Australian Generally Accepted Accounting Principles as required for business separations of this type. This fair value is different from the measurement basis used up to the time of demerger (being a combination of market value, net present value, historic cost and Margin on Services principles as required by applicable Australian Accounting Standards).

19. OUTSIDE EQUITY INTERESTS

	As at 30 June 2003 $m
Outside equity interest in controlled entities	
Subscribed capital in unit trusts	2,455
Retained profits in unit trusts	22
Share capital in companies	11
Total other equity interests in controlled entities	**2,488**

20. LIFE INSURANCE BUSINESS

	12 months ended 31 December			6 months ended 30 June
	2000 $m	2001 $m	2002 $m	2003 $m
(a) Analysis of life insurance premium and related revenue				
Total premiums received and receivable	10,882	10,338	10,158	4,109
Inward reinsurance premiums	(1)	–	–	–
Reinsurance and other recoveries	51	41	22	12
Total premium and related revenue	**10,932**	**10,379**	**10,180**	**4,121**
(b) Analysis of life insurance operating expenses				
Claims paid and payable	(11,293)	(9,826)	(11,027)	(4,878)
Change in net policy liabilities and unvested policyholder benefits	(1,589)	(1,184)	3,475	178
Policy acquisition expenses				
– Commission	(127)	(139)	(112)	(51)
– Other	(232)	(213)	(166)	(81)
Policy maintenance expenses				
– Commission	(98)	(102)	(121)	(62)
– Other	(469)	(465)	(429)	(220)
Investment management expenses	(121)	(119)	(102)	(64)
Interest				
– Deposits	(16)	(8)	–	(3)
– Borrowings	(173)	(15)	–	(1)
Other	(1)	–	6	(34)
Life insurance operating expenses	**(14,119)**	**(12,071)**	**(8,476)**	**(5,216)**

20. LIFE INSURANCE BUSINESS (continued)

	12 months ended 31 December 2000 $m	2001 $m	2002 $m	6 months ended 30 June 2003 $m
(c) Analysis of life insurance results[1]				
Components of operating profit after income tax attributable to shareholders include:				
– Planned margins of revenues over expenses released	294	306	239	114
– Profits (losses) arising from difference between actual and assumed experience	22	2	1	(6)
– Capitalised (losses) reversals	(3)	–	(1)	1
– Investment earnings on assets in excess of policy liabilities within the life insurance funds[1]	496	140	(37)	61
Net profit after income tax attributable to shareholders arising from the life insurance funds	809	448	202	170

Note:

1. These results reflect the investment earning on shareholder capital held in the Group's various life insurance funds. This shareholder capital includes the amount to meet relevant regulatory requirements and to support their operations.

	As at 30 June 2003 $m
(d) Policyholder liabilities	
Value of policyholder liabilities – projection method[1]	
Best estimate liability	
– Value of future policy benefits[2]	13,346
– Value of future expenses	1,947
– Value of future premiums	(6,305)
Total best estimate liability – projection method	8,988
Value of future profits	
– Policyholder bonuses[3]	1,677
– Shareholders' profit margins	1,265
Total value of future profits – projection method	2,942
Value of policyholder liabilities – accumulation method[4]	
Policyholder liability	
– Value of future policy benefits	33,404
– Value of future acquisition expenses	(475)
Total policyholder liability – accumulation method	32,929
Value of declared bonus[5]	231
Policy liabilities ceded under reinsurance	458
Unvested policyholder benefits	852
Total policyholder liabilities	46,400
Policyholder liabilities subject to capital guarantees	19,094

20. LIFE INSURANCE BUSINESS (continued)

(d) Policyholder liabilities (continued)

Notes:

1. For business valued by the projection method, the value of future charges for acquisition expenses is not an identified component of the policy liabilities.
2. Future policy benefits include bonuses credited to policy owners in prior periods but exclude current year and future bonuses.
3. Future bonuses exclude current year bonuses.
4. Where the accumulation method of valuation is used, policy liabilities are divided into the two components – value of future policy benefits and value of future charges for acquisition expenses.
5. No formal distribution is made to policyholders at a half-year. However, an interim provision for bonuses is established to ensure a realistic estimate of non-shareholder equity is presented.

(e) Life insurance policy liabilities valuation

Policy liabilities, and hence the net profit of life insurance businesses, are established by applying the principles of Margin on Services ("MoS"). (Refer to Note 1 for a description of MoS and the methods for calculating policy liabilities under it.)

The policy liabilities and solvency reserves for AMP's life insurance business have been determined at the reporting dates, using actuarial methods and assumptions as summarised in this Note. The Appointed Actuary of AMP Life has, at each valuation date, been satisfied as to the accuracy of the data used in those calculations.

The methods and profit carriers used to calculate policy liabilities for particular policy types are as follows:

Business Type	Method	Profit Carriers (for business valued using projection method)
Conventional	Projection	Bonuses
Investment account	Projection / Modified Accumulation	Interest credits
Investment-linked	Projection / Accumulation	Assets under management charges
Allocated annuity	Accumulation / Modified Accumulation	Interest credits
Risk	Projection / Accumulation	Expected claim payments
Annuity	Projection	Annuity payments

For group investment account business and some individual investment account business, a modified accumulation approach is used which allows for the fact that crediting rates are determined by reference to investment income over a period longer than one year.

Approximate methods have been used in the calculation of policy liabilities for some products for which the liabilities and profits are not material.

Set out below is a summary of the key assumptions used in the calculation of policy liabilities.

(i) Discount rates (investment earnings)

For products matched closely by portfolios of fixed interest securities, the assumed earning rate is the implied yield on the total portfolio of matching assets less an appropriate margin for default risk.

The assumed earning rates for other business are largely driven by long term (e.g. 10 year) government bond yields. The bond yields used at the relevant valuation dates are:

	Australia	New Zealand
30 June 2003	5.1%	5.4%
31 December 2002	5.2%	6.2%
31 December 2001	6.1%	6.9%
31 December 2000	5.5%	6.1%

20. LIFE INSURANCE BUSINESS (continued)

(e) Life insurance policy liabilities valuation (continued)

For products backed by mixed portfolios of shares, property and fixed interest securities, the assumption then varies with the proportion of each asset sector backing the product. Assumed earning rates for each asset sector are determined by adding to the bond yield various risk premia which reflect the relative differences in expected future earning rates for different countries and asset sectors. The risk premia applicable at the relevant valuation dates, excluding any allowance for imputation credits, are:

	Australia				New Zealand			
	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003
Local Equities	4.0%	4.0%	3.5%	3.7%	3.1%	3.1%	3.6%	3.9%
International Equities	3.0%	3.0%	2.9%	2.7%	3.0%	3.0%	2.9%	2.7%
Property	2.0%	2.0%	2.4%	2.0%	2.0%	2.0%	2.0%	2.0%
Corporate Bonds	0.0%	0.5%	0.5%	0.5%	0.0%	0.5%	0.5%	0.5%
Other Fixed Interest	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Cash	–1.0%	–1.0%	–1.0%	–1.0%	–1.0%	–1.0%	–1.0%	–1.0%

Prior to 31 December 2002, an explicit allowance was made in the total earning rates for transaction costs, averaging 0.2%. Since then, no explicit allowance has been made, the cost being allowed for implicitly in the risk premia.

In respect of the participating business of AMP, the averages of the asset mixes assumed for the purpose of setting investment assumptions at the relevant valuation dates are:

	Australia				New Zealand			
	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003
Equities	43%	37%	33%	30%	55%	56%	43%	43%
Property	22%	19%	18%	13%	19%	21%	19%	19%
Fixed Interest	35%	33%	34%	43%	26%	23%	38%	38%
Cash	–	11%	15%	14%	–	–	–	–

The asset mixes disclosed above in respect of 2002 and 2001 may be slightly different from those disclosed previously due to minor changes to ensure a consistent disclosure in respect of all life insurance funds.

Changes in asset mix for other classes of business have not been material.

Where the assumption used is net of tax, then tax on investment income is allowed for at rates appropriate to the country, class of business and asset sector, including any allowance for imputation credits on equity income. For this purpose, the total return for each asset sector is split between income and capital gains. The actual split has varied at each valuation as the total return has varied.

(ii) Future growth in unit prices

For investment-linked business the assumed future rates of growth of unit prices are the discount rates (determined as above) less appropriate allowance for management fees, consistent with the terms of the contract.

(iii) Future participating benefits

For participating business, the total value of future bonuses (and the associated shareholders' profit margin) which is included in policy liabilities is the amount supported by the value of supporting assets after allowing for the assumed future experience. The pattern of bonuses and shareholder profits assumed to emerge in each future year then depends on the relationship between reversionary bonus (or interest credits) and terminal bonus. This relationship is set to reflect the philosophy underlying actual bonus declarations.

20. LIFE INSURANCE BUSINESS (continued)

(e) Life insurance policy liabilities valuation (continued)

Actual bonus declarations are determined to reflect, over time, the investment returns of the particular fund and other factors in the emerging experience and management of the business. These factors include allowance for an appropriate degree of benefit smoothing, reasonable expectations of policyholders, equity between generations of policyholders and across different classes and types of business, and on-going solvency and capital adequacy.

Given the many factors involved, the range of bonus structures and rates for AMP's participating business is extremely diverse.

(iv) Future maintenance expenses

Unit maintenance costs are based on budgeted expenses in the year following the reporting date (including GST as appropriate and excluding one-off expenses). For future years, these are increased for inflation as described below. These expenses include fees charged to the life funds by service companies. Unit costs vary by product line and class of business based on an apportionment which is supported by expense analyses.

At 30 June 2003 the budgeted expenses have been adjusted for the actual experience in the year to date and the allocation of expenses between products and expense categories has been based on an updated expense analysis.

Future investment expenses are based on the fees currently charged by the asset managers.

(v) Inflation and indexation

Benefits and premiums under many regular premium policies are automatically indexed. Assumed future take-up of these indexation options is based on AMP's own experience. For the purpose of this indexation, the annual inflation rates assumed at the relevant valuation dates are:

	Australia	New Zealand
30 June 2003	2.1%	2.2%
31 December 2002	2.1%	2.6%
31 December 2001	2.6%	2.4%
31 December 2000	1.8%	1.7%

The assumptions for expense inflation are also based on these rates, having regard, as appropriate, to the terms of the relevant service company agreement.

(vi) Basis of taxation

The bases of taxation in each country (including deductibility of expenses) are assumed to continue in accordance with legislation current at the valuation date.

Refer to Note 6 for details.

(vii) Voluntary discontinuance

Assumptions for the incidence of withdrawals, paid-ups and premium dormancy are based on investigations of AMP's own experience.

The rates are based upon individual global rates for each of the product groups which are then adjusted for either duration or age attained, as appropriate. Given the variety of influences affecting discontinuance for different product groups the range of voluntary discontinuance rates across AMP is extremely diverse.

Future rates of discontinuance used at the half year ending 30 June 2003 are unchanged from those assumed at 31 December 2002 except for:

- rates for allocated annuities and investment linked retail superannuation products have been increased by 2% p.a., and
- rates for investment linked business in New Zealand have increased by between 1.5% p.a. and 2.0% p.a.

Since 31 December 2000 withdrawal assumptions have, in general, gradually increased, reflecting trends in underlying experience.

20. LIFE INSURANCE BUSINESS (continued)

(e) Life insurance policy liabilities valuation (continued)

(viii) Surrender values

The surrender bases assumed are those current at the reporting date. There have been no changes to these since 31 December 2000 which would materially affect the valuation results.

(ix) Mortality and morbidity

Standard mortality tables, based on national, international or industry wide data, are used (e.g. IA95-97 and IM(F)80). They are then adjusted by factors which take account of AMP's own experience. For annuity business adjustment is also made for mortality improvements since the standard tables were published and for some potential improvement in the future.

Rates of mortality assumed at 30 June 2003 are unchanged from those assumed at 31 December 2002.

Since 31 December 2000 there have been some reductions in rates of mortality consistent with trends in underlying experience. In particular, underlying mortality rates for annuitants are, on average, around 10% lower than would have applied had assumptions not changed, while the rate of future improvement in annuitant mortality is also higher, on average, by about 1% p.a.. Reductions in non-annuitant mortality assumptions have been minor, except in respect of riders on investment-linked policies where the assumed mortality rates are now 10% lower than was assumed at 31 December 2000.

For the incidence of lump sum disability, standard tables are not available and so the assumptions are based on AMP and industry experience. There have been no significant changes to these assumptions since 31 December 2000.

For Australian disability income business, the most suitable table available is CIDA85, which is based on North American experience. It is adjusted for AMP's experience with the adjustment dependent on age, sex, waiting period, occupation, smoking status and claim duration. As at 30 June 2003 changes have been made to the occupation factors such that, on average, the assumed rates of claim incidence are about 4% lower than those assumed at 31 December 2002, although this is offset by increases in the average expected claim duration of less than 2%.

This continues the trend since 31 December 2000, which reflects underlying experience. Assumed rates of claim incidence are now about 10% lower than would have applied had assumptions not changed, while expected claim durations are longer by less than 2% on average.

(f) Policy acquisition costs – life insurance

Policy acquisition costs are the fixed and variable costs of acquiring new business and include the related commission, policy issuing and underwriting costs, agency expenses and other sales costs. The actual acquisition costs incurred in life businesses are recorded in the statement of financial performance.

The future recovery of acquisition costs is taken into account in determining life insurance policy liabilities. The acquisition costs to be recovered are determined as the excess (if any) of the actual costs incurred over the explicit initial policy charges. Losses are recognised at inception where future revenues are insufficient to recover net acquisition costs.

(g) Unvested policyholder benefits

For those Australian and New Zealand life insurance funds which include participating business, part of the assets in excess of the policy and other liabilities calculated under MoS is attributed to policyholders. Under the Life Act this is referred to as Policy Owner Retained Profits.

For the purpose of reporting under Accounting Standard AASB1038 this same amount is referred to as Unvested Policyholder Benefits and is treated as liabilities due to policyholders, although it is yet to be vested in specific policyholder entitlements.

20. LIFE INSURANCE BUSINESS (continued)

(h) Restrictions on assets

Investments held in the life funds can only be used within the restrictions imposed under the Life Act and associated rules and regulations. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distributions when solvency, capital adequacy and other regulatory requirements are met.

(i) Solvency and capital adequacy

Life insurance companies are required to hold prudential reserves over and above their policy liabilities, as a buffer against adverse experience and poor investment returns. These prudential reserving requirements are laid down by the Life Act and accompanying actuarial standards. AMP Life holds additional amounts to ensure a higher level of security for policyholder benefits.

Under the Life Act there are two separate requirements which must be met by each life insurance fund.

The solvency requirement is the absolute minimum which must be satisfied for the business to be allowed to continue to operate. Its purpose is to ensure, as far as practicable, that at any time the fund will be able to meet all existing policy and other liabilities as they become due.

The Appointed Actuary of AMP Life has, at each valuation date, confirmed that the available assets of each statutory fund have exceeded the solvency reserve required at all times during the preceding period. Across all the statutory funds, the excess assets, expressed as a percentage of the solvency reserve, at the relevant valuation dates were:

30 June 2003	68%
31 December 2002	58%
31 December 2001	77%
31 December 2000	59%

The capital adequacy requirement is a higher requirement which must be satisfied for the business to be allowed to make distributions to its shareholders and to operate without regulatory intervention. Its purpose is to ensure, as far as practicable, that there is sufficient capital in each fund for the continued conduct of the life insurance business, including writing new business, in a way which is in the interests of policyholders and in accordance with the Life Act.

The Appointed Actuary of AMP Life has, at each valuation date, confirmed that the available assets of each statutory fund have exceeded the capital adequacy reserve required at all times during the preceding period. The capital adequacy reserve is defined as the solvency reserve, plus the difference between the capital adequacy requirement and the solvency requirement. Across all the statutory funds, the excess assets, expressed as a percentage of the capital adequacy reserve, as at 30 June 2003 was 58%.

(j) Disaggregated information

All of AMP's life insurance business is conducted through AMP Life Limited.

Under the Life Act, the life insurance business is conducted within one or more separate statutory funds which are distinguished from each other and from the shareholders' fund. The financial statements of AMP Life, prepared in accordance with AASB 1038 (and which are lodged with the relevant Australian regulators), show all major components of the financial statements disaggregated between the various life insurance Statutory Funds, and the Shareholders Fund.

21. GENERAL INSURANCE BUSINESS

	As at 30 June 2003 $m
(a) Outstanding claims – general insurance[1]	
Expected future claims payments – undiscounted	2,389
Discount to present value	(263)
Total outstanding claims	**2,126**
Current	884
Non-current	1,242
Total outstanding claims	**2,126**
The liability for outstanding claims is segmented as follows:	
Direct insurance	733
Inwards reinsurance	1,393
Total outstanding claims	**2,126**

(b) Outstanding claims details

The following range of inflation rates (normal and superimposed) and discount rates were used in the measurement of outstanding claims and reinsurance recoveries:

	For half year ended 30 June 2003	
	Half year ending 30 June 2004 %	Subsequent half years %
Direct insurance		
Inflation rate[2]	0-9.0	0-9.0
Discount rate	1.0-4.8	1.2-5.3
Inwards reinsurance		
Inflation rate[2]	–	–
Discount rate	3.0-4.0	3.0-4.0

Economic inflation decreases the purchasing power of money and superimposed inflation is the escalation of claim payments due to changes in court awards and community attitudes etc.

The weighted average expected term to settlement of the outstanding claims from the balance date is estimated to be 3.3 years for direct insurance and 3.9 years for inward reinsurance.

Notes:
1. Reinsurance claims recoverable are included in Receivables (Note 7).
2. For inwards reinsurance and some direct insurance, inflation is allowed for implicitly in the method used to determine outstanding claims.

23. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
AMP Financial Investment Group Holdings Limited	Australia	Ord		100
AMP Financial Planning Pty Limited	Australia	Ord		100
AMP Financial Services (Asia) Pte Limited	Singapore	Ord		100
AMP Financial Services Holdings Limited	Australia	Ord		100
AMP GBS Limited	Australia	Fixed		100
AMP General Insurance Holdings Limited	Australia	Ord		100
AMP General Insurance Limited	Australia	Ord		100
AMP GI Distribution Pty Limited	Australia	Ord		100
AMP Global Property Investments Pty Limited	Australia	Ord		100
AMP Group Finance Services Limited	Australia	Ord		100
AMP Group Holdings Limited	Australia	Ord		100
AMP Group Services Limited	Australia	Ord		100
AMP Guardians Pty Limited	Australia	Ord		100
AMP Henderson Asset Management Limited	Australia	Ord		100
AMP Henderson Global Investors (New Zealand) Limited	NZ	Ord		100
AMP Henderson Global Investors Limited	Australia	Ord		100
AMP Henderson Holdings Limited	Australia	Ord		100
AMP Henderson Property Nominees Limited	Australia	Ord		100
AMP Henderson Property No.1 Limited	Australia	Ord	1	100
AMP Holdings Limited	Australia	Ord A,B, B Class Red Pref		100
AMP IFA Holdings Limited	Australia	Ord A,B		100
AMP Insurance Investment Holdings Pty Limited	Australia	Ord		100
AMP International (Holdings) SA	Luxembourg	Ord		100
AMP International Management Services SA	Luxembourg	Ord		100
AMP Investment Management (NZ) Limited	NZ	Ord		100
AMP Investment Services No. 2 Pty Limited	Australia	Ord		100
AMP Investment Services Pty Limited	Australia	Ord		100
AMP Japan Co. Limited	Japan	Ord		100
AMP Life Limited	Australia	Ord		100
AMP Macquarie Holding Pty Limited	Australia	Ord	1	100
AMP Macquarie Pty Limited	Australia	Ord	1	100
AMP-Medallist Investor, Inc	USA	Ord	2	–
AMP NZSSP Trustee Limited	NZ	Ord		100
AMP Overseas Investments (NZ) Limited	NZ	Ord		100
AMP Pacific Fair Pty Limited	Australia	Ord	1	100
AMP Personal Investment Services Limited	Australia	Ord		100
AMP Private Capital New Zealand Limited	NZ	Ord		100
AMP Private Capital No. 2 Pty Limited	Australia	Ord		100
AMP Private Capital NZ Holdings Limited	NZ	Ord		100
AMP Private Investments Pty Limited	Australia	Ord		100
AMP Property Investments (Qld) Pty Limited	Australia	Ord		100

23. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
AMP Real Estate Pty Limited	Australia	Ord		100
AMP Remuneration Reward Plans Nominees Pty Limited	Australia	Ord		100
AMP Enterprises Co Ltd (formerly AMP Securities Co. Limited)	Japan	Ord		100
AMP Service Software Development (NZ) Limited	NZ	Ord		100
AMP Services (NZ) Limited	NZ	Ord		100
AMP Services Holdings Limited	Australia	Ord		100
AMP Services Limited	Australia	Ord		100
AMP Shopping Centres Pty Limited	Australia	Ord		100
AMP Society Pty Limited	Australia	Ord	2	–
A.M.P. Superannuation Limited	Australia	Ord		100
AMP Superannuation (NZ) Limited	NZ	Ord		100
AMP Superannuation Investment Trustee (NZ) Limited	NZ	Ord		100
AMP US Holding Co	USA	Ord		100
AMP VH-OEI No.1 Pty Limited	Australia	Ord	1	100
AMP VH-OEI No.2 Pty Limited	Australia	Ord	1	100
A.M.P. Workers' Compensation Services (N.S.W.) Limited	Australia	Ord	2	–
AMP Workers' Compensation Services (VIC) Limited	Australia	Ord	2	–
AMP/ERGO Mortgage and Savings Limited	NZ	Ord		100
AMPG (1992) Limited	Australia	Ord		100
Arrive Wealth Management Limited	Australia	Ord		100
Australian Mutual Provident Society Pty Limited	Australia	Ord		100
Australian Securities Administration Limited	Australia	Ord		100
Balclutha Holdings Limited	NZ	Ord, Pref		100
Bolfend Pty Limited	Australia	Ord		100
Carillon Avenue Pty Limited	Australia	Ord		100
Cloud Investments Limited	NZ	Ord		100
Cobalt Runoff Services Limited	Australia	Ord		100
Collins Place No. 2 Pty Limited	Australia	Ord		100
Collins Place Pty Limited	Australia	Ord		100
Commercial & Industrial Management Pty Limited (formerly AMP Commercial Property Management Pty Limited)	Australia	Ord		100
Compania Contractual Minera Equatorial Resources	Chile	Ord		96
Compania Contractual Minera Leonor	Chile	Ord A,B		96
Compania Contractual Minera Pabellon	Chile	Ord		49
Culinary Air Limited	NZ	Ord		100
Eagle Towers Pty Limited	Australia	Ord		100
ELOANNZ.CO.NZ LIMITED	NZ	Ord		100
Equatorial Mineral Park, Inc	USA	Ord	2	–

23. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
Equatorial Mining Limited	Australia	Ord		96
Equatorial Mining North America, Inc	USA	Ord, Pref		96
Equatorial Nova Scotia Corp	Canada	Ord		96
Equatorial Resources Limited	Bermuda	Pref		96
Equatorial Tonopah, Inc	USA	Ord, Pref		96
Equatorial Treasure Limited	Bermuda	Ord, Pref		96
ERGO Personal Financial Services Limited	NZ	Ord		100
Financial Services Distribution Limited	NZ	Ord		100
Forms Investment Limited	NZ	Ord		100
Frozen Foods Investment Limited	NZ	Ord		100
Gordian Mortgage Insurance Limited	Australia	Ord		100
Gordian RunOff (UK) Limited	UK	Ord		100
Gordian RunOff Limited	Australia	Ord		100
Henderson Private Capital Pty Limited (formerly AMP Private Capital Pty Limited)	Australia	Ord		100
Hillross Financial Services Pty Limited	Australia	Ord		100
INSSA Pty Limited	Australia	Ord		100
Inversiones Mineras Los Andes Limitada	Chile	Ord		99
Investment Services Nominees Pty Limited	Australia	Ord		100
Jetcloud Pty Limited	Australia	Ord		100
Kadella Park Pty Limited	Australia	Ord		100
Kent Street Pty Limited	Australia	Ord		100
KMH Holdings Pty Limited	Australia	Red Pref		100
Knox City Shopping Centre Investments (No. 2) Pty Limited	Australia	Ord		100
Maritime Insurance Agency (NZ) Limited	NZ	Ord		100
Maritime Insurance Agency Pty Ltd	Australia	Ord		100
Medallist AMP Golf Holdings Pty Limited	Australia	Ord	2	–
Merson (Qld) Pty Limited	Australia	Ord		100
Merson Property Pty Limited	Australia	Ord, Red Pref		100
Mowla Pty Limited	Australia	Ord		100
Muirfield Properties Pty Limited	Australia	Ord		100
Narrawa Pty Limited	Australia	Ord		100
Premier One Mortgage Advice Pty Limited	Australia	Ord		85
Priority One Agency Services Pty Ltd	Australia	Ord		100
Priority One Financial Services Limited	Australia	Ord		100
Quay Asset Management (Asia) Sdn Bhd	Malaysia	Ord		100
Quay Mining Pty Limited	Australia	Ord		100
SADS Pty Limited	Australia	Ord		100
SAPM Limited	Australia	Ord, Red Pref		100
Scrabster Bay Limited	Australia	Ord	3	100
Seek Holdings (NZ) Limited	NZ	Ord		100
Shanghai AMP Property Co Limited	China	Ord		81
South Pacific Agricultural Company Pty Limited	Australia	Ord		100

Section 13

23. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
SPP No.1 (Mona Vale) Pty Limited	Australia	Ord	1	100
SPP No.1 (Rosebery) Pty Limited	Australia	Ord	1	100
SPP No.1 Holdings Pty Limited	Australia	Ord	1	100
Stanbroke Pastoral Company Pty Limited	Australia	Ord		100
Tecient Pty Limited (formerly Genlis Pty Limited)	Australia	Ord		100
TGI Australia Limited	Australia	Ord		100
The India Infrastructure Fund LLC	Mauritius	Red Pref		100
TOA Pty Limited	Australia	Ord		100
Tonopah, CTMC, Inc	USA	Ord	1	96
Valley Beef Company Pty Limited	Australia	Ord		55
VHD Holdings Pty Limited (in Liquidation)	Australia	Ord	3	100
Victoria Avenue Nominees Limited	Australia	Ord		100
Warringah Mall Holdings Pty Limited	Australia	Ord		100
Warringah Mall Pty Limited	Australia	Ord		100
Waterfront Place (No. 2) Pty Limited	Australia	Ord		100
Waterfront Place (No. 3) Pty Limited	Australia	Ord		100
WCI Holdings Pty Limited	Australia	Ord	2	–

Notes:
1. Acquired in the first half of 2003.
2. Disposed in the first half of 2003.
3. Voluntary winding up was commenced in 2002.
4. AMP (UK) Finance Services Plc was transferred from HHG Group as part of the restructure leading up to the demerger.

TRUSTS AND OTHER ENTITIES NAME OF ENTITY	COUNTRY OF REGISTRATION	Ref	% Holdings 2003
3i Europe Investment Fund	Australia		100
AMP Active Quant Share Fund	Australia		51
AMP Henderson Direct Property Retail Portfolio	Australia		100
AMP Henderson Enhanced Yield Fund	Australia		100
AMP Henderson Structured High Yield Fund	Australia		58
AMP Investments Asia Pacific Power Fund	Australia		100
AMP Investments Australian Energy Fund	Australia		82
AMP Investments Australian Pacific Airports Fund	Australia		58
AMP Investments Infrastructure Debt Fund	Australia		67
AMP New Zealand Property Fund	NZ		71
AMP Premium Property Trust	NZ		100
AMP Property Securities Fund	NZ		75
AMP Private Capital Trust No.4	Australia		100
AMP US Property Trust	Australia		100
AMP Wholesale Shopping Centre Trust No 1	Australia		100
AMP Wholesale Shopping Centre Trust No 2	Australia		90
AMPAM Bull Ring Fund	Australia		100
AMPAM Martineau Fund	Australia		100
AMPAM Martineau Galleries Fund	Australia		100
Australian Corporate Bond Fund	Australia		78

23. CONTROLLED ENTITIES (continued)

TRUSTS AND OTHER ENTITIES NAME OF ENTITY	COUNTRY OF REGISTRATION	Ref	% Holdings 2003
Australian Energy Fund No.2	Australia		50
Australian Equity Market Neutral Fund	Australia		100
Australian Share Ex AMP Fund	Australia		94
Australian Share Index Fund	Australia		78
BT Wholesale International Share Fund	Australia		68
Barclays Hedged International Share Fund	Australia		100
Bishopsgate Property Trust	Australia		100
Bourke Place Unit Trust	Australia		57
Combined Asia Share Fund	Australia		100
Diversified Income Fund	Australia		98
Diversified Hi Yield Fund	Australia		51
Diversified Utility Trust No 1	Australia		100
Diversified Utility Trust No 2	Australia		100
Emerging Market Bond Fund	Australia		56
Enhanced Index Share Fund	Australia		53
Enhanced Property Securities Index Fund	Australia		94
Future Direction Aust Bond Fund	Australia		78
Future Direction International Bond Fund	Australia		80
Future Directions Australian Share Fund	Australia		85
Future Directions Conservative Fund	Australia		100
Future Directions Extended Markets International Share Fund	Australia		100
Future Directions Fund	Australia		100
Future Directions Growth Fund	Australia		98
Future Directions High Growth Fund	Australia		100
Future Directions International Share Fund	Australia		89
Future Directions Moderate Growth Fund	Australia		100
Global Emerging Market Share Fund	Australia		78
Global Growth Opportunities Fund	Australia		79
Global Property Securities Fund	Australia		87
Hedged International Share Fund	Australia		86
Highway Trust	Australia		100
International Share Index Fund	Australia		91
Invesco Wholesale Growth Pooled Superannuation Trust	Australia		56
Kent Street Investment Trust	Australia		100
Kent Street Unit Trust	Australia		100
Lazard Freres Global Equities Fund	Australia		100
Merril Lynch Mercury Balanced Pooled Super Fund	Australia		57
Merril Lynch Mercury Capital Stable Pooled Super Trust	Australia		89
Monash House Trust	Australia		100
Office Building Trust	Australia		100
Property Income Fund	Australia		77

23. CONTROLLED ENTITIES (continued)

TRUSTS AND OTHER ENTITIES NAME OF ENTITY	COUNTRY OF REGISTRATION	Ref	% Holdings 2003
Sagitta Rothschild Balanced Superannuation Trust	Australia		61
Sagitta Rothschild Conservative Superannuation Trust	Australia		84
Satellite Property Portfolio No 1	Australia		100
Sustainable Future Australian Share Fund	Australia		59
TAA Trust	Australia		100
The Pinnacle Fund	Australia		99

Note:
As part of the restructure leading to the demerger, AMP will acquire from HHG the equity unit in the AMP Reset Preferred Securities Trust.

24. INVESTMENTS IN ASSOCIATED ENTITIES

Details of investments in associated entities are as follows:

COMPANIES[1] NAME OF ENTITY	PRINCIPAL ACTIVITY	Ownership Interests 30 June 2003 %	Carrying amount 30 June 2003 A$m
Held by the life insurer			
Gove Aluminium Finance Limited	Aluminium smelting	30	213
Power Partnership Pty Limited	Electricity distribution	32	251
Others (each less than A$50 million)			91
Total investments in associated entities			555

Note:
1. The balance date for all significant associated companies is 31 December. The balance date for all significant associated unit trusts is 30 June.

Details of investments in associated unit trusts are as follows:

UNIT TRUSTS[1] NAME OF TRUST	PRINCIPAL ACTIVITY	Ownership Interests 30 June 2003 %	Carrying amount 30 June 2003 A$m
Held by the life insurer			
No. 1 Spring Street Trust	Investment trust	50	77
AMP Investments Global Equity Fund (NZ)	Investment trust	20	68
AMP Investments Infrastructure Equity Fund	Investment trust	34	94
AMP Investments' World Index Fund	Investment trust	36	125
AMP Office Trust	Investment trust	21	217
AMP Property Securities Trust	Investment trust	23	53
Australian Bond Index Fund	Investment trust	41	217
Barclays Diversified Stable Fund	Investment trust	43	102
Darling Park Property Trust	Investment trust	50	185
Dresdner RCM International Equities Fund	Investment trust	39	287
ING Wholesale Australian Share Fund	Investment trust	33	197

24. INVESTMENTS IN ASSOCIATED ENTITIES (continued)

UNIT TRUSTS[1] NAME OF TRUST	PRINCIPAL ACTIVITY	Ownership Interests 30 June 2003 %	Carrying amount 30 June 2003 A$m
Held by the life insurer			
ING Wholesale Managed Growth	Investment trust	39	235
International Bond Fund	Investment trust	46	325
Managed Treasury Fund	Investment trust	32	117
Southland Plaza Trust	Investment trust	50	350
Tea Tree Plaza Trust	Investment trust	50	183
Perpetual Industrial Share Fund	Investment trust	24	600
Wholesale Australian Bond Fund	Investment trust	27	144
Others (each less than $50m)	Investment trusts	Various	310
Investment in associated unit trusts			3,886

25. FORWARD INVESTMENTS, LEASING AND OTHER COMMITMENTS

	As at 30 June 2003 $m
(a) Forward investment and other commitments at 30 June 2003 not provided for in the financial statements and expected to be payable	
Balance outstanding under contracts for the purchase of freehold and leasehold properties and/or erection of buildings thereon	
– Due within one year	52
– Due within one year to five years	16
– Due later than five years	–
Commitments to provide credit	
– Due within one year	1,240
– Due within one year to five years	19
– Due later than five years	–
Overseas mining commitments	
– Due within one year	247
– Due within one year to five years	550
– Due later than five years	–
Other commitments	
– Due within one year	35
– Due within one year to five years	19
– Due later than five years	–
Total forward investment and other commitments not provided for	2,178
(b) Operating lease commitments (non-cancellable)	
Due within one year	64
Due within one year to five years	113
Due later than five years	21
Total operating lease commitments	198

Section 13

26. CONTINGENT LIABILITIES

The following are not recognised in the statement of financial position:

(a) Litigation and Arbitration

(i) A request for arbitration was filed before the London Court of International Arbitration on 23 January 2003 against AMP Private Capital Pty Limited (now Henderson Private Capital Pty Limited). The dispute arises from a joint venture agreement for the management of private equity funds in India.

Damages sought against AMP Private Capital Pty Limited exceed $A53 million (US$30 million). It is too early to determine the extent, if any, of its potential liability.

(ii) In June 2002, legal proceedings were commenced by Notesan Pty Limited and Rodney Hudspeth ("the plaintiffs") in a US Federal Court in Portland, Oregon against AMP Life Limited ("AMPL"), AMP Henderson Global Investors Limited ("AMPHGI") and several current and former officers of AMP ("AMP") and its subsidiaries ("the defendants"). The plaintiffs allege, among other things, that the defendants breached duties owed to the plaintiffs arising out of alleged agreements with the defendants and fiduciary duties owed to the plaintiffs as a result of AMPL's 90% shareholding in a private capital investment (with respect to which AMPHGI served as investment advisor). The plaintiffs and their affiliate were 10% shareholders in this investment.

In January 2003, AMPL filed a separate action in a US State Court in Oregon against the plaintiffs and others involved in the management of the company in which AMPL has invested. AMPL's claims include breach of fiduciary duty, negligent misrepresentation, fraud and breach of relevant securities laws.

Both the federal and state court proceedings are at an early stage such that it is too early to assess the potential outcome. The amounts in dispute under both actions are substantial.

(iii) As part of the AMP Society demutualisation process the AMP (UK) Plc shares held by AMP Overseas Investment Ltd ("AMPOI") (a New Zealand subsidiary of AMP Life Limited) were transferred to AMP Society. AMPOI had earlier obtained a private binding ruling from the Inland Revenue Department ("IRD") that the transfer would attract no tax liability.

The IRD has since considered that the ruling may not apply to the transfer and has issued a Notice of Proposed Adjustment ("NOPA") to AMPOI's tax liability for the relevant period for approximately NZ$125 million. AMPOI considers the ruling does not apply to the transfer, and therefore that the IRD was not entitled to issue the NOPA. AMPOI has commenced proceedings against the IRD in the High Court of New Zealand challenging the legality of the IRD's issue of the NOPA.

Resolution of the legal proceedings is likely to take some time, and at this stage is too early to predict the ultimate outcome.

(b) Contingent liabilities which are considered to be covered under an insurance policy, but where indemnity has not been granted yet, are not reported here, to avoid making an admission which prejudices the insurer's rights.

(c) In the normal course of business, the Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of the investment portfolio.

(d) AMP Limited has given an undertaking to the Australian Prudential Regulation Authority ("APRA") in relation to AMP Bank Limited to comply with the ongoing requirements of APRA.

(e) AMP Limited has entered into a deed to provide capital maintenance and liquidity support to AMP Bank Limited.

(f) In the normal course of business, AMP enters into various types of business contracts that give rise to contingent liabilities. These include guarantees for performance obligations and undertakings for maintenance of net worth and liquidity support to controlled entities in the Group.

26. CONTINGENT LIABILITIES (continued)

(g) As part of the demerger, HHG will release all intra-group guarantees with AMP Group and will use best endeavours to procure the release of all third party guarantees and financial support given by the AMP Group in respect of the businesses to be conducted by the HHG Group after the demerger, except as otherwise agreed. HHG will indemnify AMP against liabilities in relation to such guarantees and financial support until they are released. AMP will have reciprocal obligations.

	As at 30 June 2003 $m
(h) Other items	
Uncalled capital on shares in relation to	
– Associated entities	–
– Other entities	127
Uncalled capital on units in relation to	
– Associated unit trusts	58
– Other unit trusts	93
Estimated maximum liabilities under legal actions pending	–
Financial guarantees	1
Bank guarantees and other contingent liabilities arising from participation in joint ventures	2

(i) HHG intends to undertake an issue of new HHG Ordinary Shares prior to 30 June 2004 to raise a net amount of at least £100 million to complete the recapitalisation of HHG. UBS AG has entered into a conditional commitment with HHG and AMP to subscribe for up to £100 million of Convertible Loan Notes (CLNs) in HHG.

The arrangements with UBS AG are subject to certain termination provisions – for example – if there is a material adverse change to HHG. To cover this contingency, AMP will provide a standby commitment to subscribe for the CLNs or purchase any outstanding CLNs from UBS AG at their face value plus accrued interest. Further details of the proposed CLNs and AMP's undertakings are set out in sections 3.4.3 and 10.32.10.

27. SUPERANNUATION COMMITMENTS

	Accrued benefits $m	Net market value of plan assets $m	Net surplus (deficit) $m	Vested benefits $m	Date measured[1]
AMP Officers' Provident Fund[2]	817	749	(68)	793	31/3/03
AMP (New Zealand) Staff Superannuation Plan[3]	43	51	8	43	1/1/03

Notes:

1. Dates of the last actuarial valuations of these funds.
2. AMP has committed to funding the $44m deficit of fund assets to vested benefits at 31 March 2003. Payments amounting to $9m have been made between April and June 2003, and a further $35m has been provided as at 30 June 2003.
3. AMP did not make full regular contributions to this fund. AMP will recommence full regular contributions when it becomes appropriate to do so based on the scheme rules and on actuarial advice.

28. RELATED PARTY DISCLOSURES

(a) Directors

The names of all persons who held office as a Director of AMP Limited during the 6 months ended 30 June 2003 are:

Peter Willcox – Chairman (appointed Chairman 26 February)
Andrew Mohl – Managing Director and Chief Executive Officer
Sir Malcolm Bates
Patricia Cross (resigned 26 February)
Richard Grellman
Pat Handley (appointed 2 April)
Meredith Hellicar (appointed 25 March)
Lord Killearn
Paul Mazoudier (resigned 25 March)
Ian Renard
Roger Yates
Stan Wallis (resigned 26 February)

The Directors of AMP Limited who are to remain Directors of AMP Limited after the demerger are:

Peter Willcox – Chairman
Andrew Mohl – Managing Director and Chief Executive Officer
Richard Grellman
Pat Handley (appointed 2 April)
Meredith Hellicar (appointed 25 March)
Dr Nora Scheinkestel (appointed 1 September 2003)
Peter Mason (appointment to take effect on 20 October 2003)

Details of Director shareholdings at 30 June 2003 are set out in section 10 of the document.

Details of

- remuneration paid or payable to;
- loans made to; and
- transactions entered into with:

Directors of AMP Limited and Directors of related entities have been disclosed in AMP Limited's Annual Reports for the years ended 31 December 2002, 2001 and 2000. Further details are set out in section 10 of the document.

(b) Other related party transactions

In the normal course of business, transactions occurred between entities in the AMP Group and entities in the HHG Group on normal terms and conditions in respect of investment management fees, service fees and interest. The aggregate amounts involved were as follows:

	12 months ended 31 December			6 months ended 30 June
	2000	2001	2002	2003
	$m	$m	$m	$m
Revenues charged by AMP Group to HHG Group	72	37	44	73
Expenses charged by HHG Group to AMP Group	(22)	(42)	(60)	(99)

AMP controlled entities provide management services to associated unit trusts at normal commercial rates. Shares and other financial securities have been traded between AMP and respective trusts at market value. AMP controlled entities provide management services to operating trusts with fees determined on a cost recovery basis.

13.3 HHG PRO-FORMA SPECIAL PURPOSE FINANCIAL REPORT

PRO-FORMA STATEMENT OF FINANCIAL PERFORMANCE

		Consolidated			
		12 months ended 31 December			6 months ended 30 June
		2000	2001	2002	2003
	Note	$m	$m	$m	$m
Revenues and expenses of policyholders, shareholders and other equity interests					
Premium and related revenue	4	2,032	2,215	2,040	927
Fee and other revenue	4	957	581	634	206
Investment gains (losses)	4	1,659	(4,878)	(6,314)	2,081
Claims and related expenses	5	(4,430)	(5,245)	(4,743)	(2,179)
Movement in life insurance policy liabilities		2,010	8,227	9,402	146
Operating expenses	5	(2,040)	(1,813)	(1,784)	(787)
Operational borrowing costs		(133)	(130)	(117)	(62)
Profit (loss) from ordinary activities before income tax and corporate borrowing costs		55	(1,043)	(882)	332
Income tax (expense) credit		56	359	464	(33)
Net profit (loss) from ordinary activities after income tax before corporate borrowing costs		111	(684)	(418)	299
Remove net profit or loss from ordinary activities after income tax before corporate borrowing costs not attributable to shareholders					
Movement in unattributed life funds	19	455	940	749	(186)
Outside equity interests in controlled entities		35	3	5	–
Net profit after income tax before corporate borrowing costs attributable to shareholders of HHG Plc		601	259	336	113

Section 13

PRO-FORMA STATEMENT OF FINANCIAL POSITION

	Note	Consolidated As at 30 June 2003 $m
Assets		
Cash at bank and on deposit		12,041
Receivables	7	2,589
Equity securities	8	16,061
Debt securities	8	39,901
Property	8	4,724
Other investments	8	910
Operating assets	9	73
Other assets	10	61
Intangible assets	11	–
Excess of market value over net assets of controlled entities	12	997
Total assets of policyholders, shareholders and other equity interests		77,357
Liabilities		
Payables	13	2,151
Current tax liabilities		354
Outstanding claims	22	608
Provisions	14	1,621
Deferred tax liabilities		16
Borrowings	15	1,492
Life insurance policy liabilities	21	62,520
Subordinated debt	16	320
Total liabilities of policyholders, shareholders and other equity interests		69,082
Net assets of policyholders, shareholders and other equity interests		8,275
Equity attributable to shareholders		
Contributed equity	17	3,524
Shareholders' retained profits	18	2,143
Total equity attributable to shareholders		5,667
Other equity		
Unattributed life funds	19	2,596
Outside equity interests in controlled entities	20	12
Total other equity		2,608
Total equity of policyholders, shareholders and other equity interests		8,275

PRO-FORMA STATEMENT OF CASH FLOWS

	Note	Consolidated 12 months ended 31 December 2002 $m	Consolidated 6 months ended 30 June 2003 $m
Cash flows from operating activities before corporate borrowing costs			
Cash receipts in the course of operations		6,324	3,210
Interest and other items of a similar nature received		1,669	1,224
Dividends received		1,127	339
Cash payments in the course of operations		(10,353)	(5,918)
Operational borrowing costs		(88)	(132)
Income tax paid		(59)	137
	23	(1,380)	(1,140)
Cash flows from shareholder and policyholder investing activities			
Proceeds from sale of properties		1,884	595
Proceeds from sale of equities		18,201	14,206
Proceeds from sale of units in unit trusts		98	183
Proceeds from sale of interest-bearing securities		16,605	14,221
Proceeds from repayment of loans		734	43
Proceeds from sale of other investments		531	591
Payments to acquire properties		(305)	(49)
Payments to acquire equities		(13,263)	(3,170)
Payments to acquire units in unit trusts		(102)	(151)
Payments to acquire interest-bearing securities		(19,686)	(21,680)
Loans granted		(816)	(141)
Payments to acquire other investments		(985)	(594)
		2,896	4,054
Cash flows from operating activities before corporate borrowing costs and shareholder and policyholder investing activities		1,516	2,914
Cash flows from corporate investing activities			
Payments to acquire controlled entities (net of cash acquired)		–	10
Payments to acquire other controlled and associated entities (net of cash acquired)		(99)	(23)
Cash flows from (used in) corporate investing activities		(99)	(13)

Notes to the pro-forma financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

AMP announced on 1 May its intention to demerge along geographic lines. The Australian business will continue to be operated by AMP. The UK business will be operated by HHG plc, a company incorporated in the UK. It is intended that HHG plc will be listed on both the Australian Stock Exchange and the London Stock Exchange.

These pro-forma financial statements have been prepared as a special purpose financial report which, subject to the basis of preparation outlined in this note, complies with Australian accounting standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus views (Australian GAAP).

There have been departures from the disclosure requirements of Australian accounting standards where they are not considered to be applicable given the pro-forma nature of these financial statements. These departures include presenting pro-forma statements of financial performance to the net profit (loss) after tax before corporate borrowing costs level only. In addition, no information is presented regarding:

- the comparative statement of financial position;
- directors and auditors remuneration; or
- quantitative disclosures on financial instruments.

These pro-forma financial statements comprise pro-forma statement of financial performance for the three years ended 31 December 2000, 2001 and 2002 and the half-year ended 30 June 2003, pro-forma statement of cash flows for the year ended 31 December 2002 and the half-year ended 30 June 2003 and a pro-forma statement of financial position as at 30 June 2003 for the entities that will form part of the HHG Group following the demerger. A list of those entities is contained in Note 24.

In preparing these pro-forma financial statements, the effects of all transactions between entities within the HHG Group have been eliminated.

Pro-forma statement of financial position

The following principles have been adopted in the preparation of the pro-forma statement of financial position.

Foreign currency translation

The pro-forma statement of financial position has been translated from sterling at the closing rate on 30 June 2003 of 0.4064.

Sale or purchase of assets

The statement of financial position has been prepared following the rules of acquisition accounting which require assets acquired to be recognised at their fair values. For the purposes of the pro-forma statement of financial position, the entities which are expected to be purchased or sold by HHG after 30 June 2003 but before the date of the demerger, are assumed to have been purchased or sold on 30 June 2003.

Equity structure

The pro-forma statement of financial position reflects the proposed capital structure of the HHG Group after the recapitalisation of HHG by AMP prior to the demerger. A transfer of $2,468m from contributed equity to retained profits is part of the restructure of HHG for the purpose of the demerger.

Restructure of debt

The actual corporate borrowings and subordinated debt of the AMP Group at 30 June 2003 was $3,347m (excluding AMP Reset Preferred Securities) of which $1,387m was held by entities that will form part of the HHG Group. Following the Demerger, AMP Group will assume responsibility for $1,365m of that debt while $22m will be retained by the HHG Group. As set out in Note 15, HHG proposes to draw down £50m of Convertible Loan Notes on demerger.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a) **Basis of preparation (continued)**

Internal restructure of the HHG Group

The pro-forma statement of financial position does not reflect any accounting implications of the internal restructure of the HHG Group. Further details of the financial impact of the internal restructure of the HHG Group are set out in Note 11.

Basis of valuation

The pro-forma assets and liabilities of the HHG Group reflected in the pro-forma statement of financial position are based on a combination of measures as required by Australian Accounting Standards. The net assets therefore do not, and are not required to, equate to the fair value of the HHG Group as a whole. The loss on Demerger reflected in the AMP Group pro-forma financial statements is based on the fair value of the HHG Group as a whole, consistent with Australian Accounting Standards as they apply to the AMP Group in accounting for the Demerger.

Specifically, the pro-forma net assets of HHG Group attributable to the shareholders of AMP, as disclosed in the pro-forma statement of financial position, are $5,667m. These net assets have been measured on the basis of a combination of market value, net present value, historic cost and Margin on Services principles as required by applicable Australian Accounting Standards. The proposed Demerger, if executed, will be accounted for on a different basis. The HHG Group will be demerged from AMP's consolidated statement of financial position at the fair value of the HHG Group, as defined under Australian Generally Accepted Accounting Principles as required for business separations of this type rather than the carrying value of the underlying assets and liabilities. The Directors' estimate of fair value is $3,200m. In determining the fair value of the HHG Group the Directors have considered an independent valuation of HHG Group. This valuation is based on the financial position of the HHG Group at 30 June 2003 updated to reflect the pro-forma capital adjustments outlined in Note 2. The valuation is based on 30 June 2003 Australian dollar/Pound Sterling exchange rate of 0.4064. The actual market value of the HHG Group on Demerger may be different from the Directors' estimate of fair value. Neither the Directors' estimate of fair value or the ultimate market capitalisation of the HHG Group on Demerger have a direct impact on the carrying value of the individual assets and liabilities in the financial statements of the HHG Group.

Pro-forma statement of financial performance and pro-forma statement of cash flows

The following principles have been used in the preparation of pro-forma statement of financial performance and pro-forma statement of cash flows:

- exclusion of gains and loss on businesses disposed of during the periods presented;
- exclusion of revenues and costs of businesses disposed of during the period presented;
- the exclusion of one-off and non-recurring items.

The pro-forma statement of financial performance and pro-forma statement of cash flows have been translated from sterling at the average rate for the relevant period. The rates used are as follows:

- 6 months ended 30 June 2003 average rate – 0.3814
- 12 months ended 31 December 2002 average rate – 0.3607
- 12 months ended 31 December 2001 average rate – 0.3601
- 12 months ended 31 December 2000 average rate – 0.3817

The pro-forma results of operations have been presented to the level of profit after tax before corporate borrowing costs. The HHG Group after the demerger will comprise different assets, liabilities and entities than the HHG Group as it is currently constituted as part of AMP and will operate under a different corporate structure with different gearing and related tax profiles than was the case during the periods presented. Accordingly, the reporting of historic corporate borrowing costs and related income tax and cash flows is not considered meaningful or appropriate.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a) Basis of preparation (continued)

As a result of the above, the financial information included herein may not reflect the financial position, operating results or cash flows of the HHG Group had the HHG Group existed as a separate group during the periods presented.

b) Basis of accounting

The HHG Group is predominantly a financial services operation conducted through life insurers and financial institutions. The assets, liabilities, revenues and expenses of the HHG Group's life insurance operations are measured on the basis of net market value and net present value. The assets and liabilities integral to the general insurance activities are measured on the basis of net market value and net present value. All remaining activities within the HHG Group are accounted for in accordance with the historical cost convention.

c) Changes in accounting policies

Accounting policies are consistently applied in each of the historic periods in these pro-forma financial statements.

d) Principles of consolidation

Controlled entities acquired are accounted for using the purchase method of accounting. Information from the Financial Report of controlled entities is included from the date the parent entity obtains control.

This Financial Report consolidates the financial information of controlled entities prepared for the same reporting period as the parent entity using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The life insurance operations of controlled entities are conducted within separate life insurance funds containing both policyholder and shareholder interests. The activities of these funds are reported in aggregate with all other shareholder interests in the HHG Group pro-forma statement of financial performance, pro-forma statement of financial position and pro-forma statement of cash flows.

All intercompany balances and transactions including unrealised profits arising from intra-group transactions, have been eliminated in full.

e) Cash at bank and on deposit

For the purposes of the statement of cash flows, cash comprises cash on hand which is available on demand, deposits held at call with banks usually available within 24 hours and other tradeable investments not subject to significant risk of change in value with short periods to maturity, net of outstanding bank overdrafts and deposits in.

For the purposes of the statement of financial position, cash comprises cash on hand which is available on demand and deposits held at call with banks usually available within 24 hours.

Cash on hand, deposits at call and bank overdrafts are carried at their principal amount. Interest revenue on deposits and interest expense on bank overdrafts are recorded as revenues and expenses as they accrue.

f) Receivables

Receivables are carried at nominal amounts due less any provisions for impairment, except in relation to reinsurance claims which are discounted to present value consistent with discounting of outstanding claims.

Financing receivables integral to the life and general insurance activities of the HHG Group are reported at market value. The resulting unrealised gains and losses are recognised in the statements of financial performance.

g) Investments

Investments held by non-life insurance entities and investments within the general insurance entities which are not integral to the general insurance activities are held at the lower of cost and recoverable amount except for marketable securities held for resale which are recorded at net market value.

1. ## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Investments (continued)

Investments held by life insurance entities and those integral to general insurance activities have been recorded at net market value including an allowance for estimated realisation costs. Where no quoted market values exist, various methods determined by internal and external valuers are adopted by the Directors. In those cases, the values adopted are considered equivalent to net market value. Details of particular methods adopted are as follows:

Equity securities

i) Ordinary and preference shares, equity options (included in equities) and investments in unit trusts that are not controlled entities are recorded at net market value. Where no quoted market value exists, a Directors' valuation with reference to various recognised valuation methods including net tangible assets, cash flows and earnings multiples is used;

ii) Investments in controlled entities of life insurance operations that do not have quoted market values are recorded at Directors' valuations. For the majority of controlled entities this valuation has been determined by reference to the net tangible assets, the anticipated discounted cash flows or a multiple of earnings of the controlled entity. Also refer to Note 12 Excess of market value over net assets of controlled entities;

iii) Investments in associated entities are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the net market value of each associated entity using the basis described in i) above; and

iv) Investments in partnerships and joint ventures are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the market value of each partnership or joint venture at balance date based on their anticipated discounted cash flow or net tangible assets, as applicable.

Debt securities

i) Interest-bearing securities listed on stock exchanges are shown at quoted prices at balance date. Unlisted interest-bearing securities are valued using interest rate yields obtainable on comparable listed investments; and

ii) Loans are recorded at market value based on discounting the estimated recoverable amount using prevailing interest rates.

Property

i) Freehold and leasehold properties, including owner-occupied properties, are recorded at current net market values. For properties held in respect of investment-linked business, a Directors' valuation is determined annually, or more frequently as required, with reference to qualified independent valuations. For properties held in respect of other classes of life insurance business, a Directors' valuation is determined annually with reference to qualified internal valuers, with values of selected major properties certified by qualified independent valuers.

Investment synthetics and derivatives including financial futures and forward exchange contracts, interest rate swaps, exchange traded and other options, and forward rate agreements are recorded at net market value and included in the investment asset category being hedged.

h) Operating assets

Operating assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over a period of 3-10 years. The written down value approximates net market value in the life insurance operations.

i) Other assets

Deferred acquisition costs – general insurance

A portion of acquisition costs relating to unearned premium revenue is deferred in recognition that it relates to a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i) Other assets (continued)

Capitalisation of costs

Costs are capitalised and carried forward only where the costs relate to the creation of an asset with expected future economic benefits which is capable of reliable measurement. Otherwise all costs are recognised as expenses in the period they are incurred.

Capitalised costs are amortised over the estimated useful life of the asset being a period not exceeding five years, commencing at the time the asset is first put into use or held ready for use (whichever is the earlier).

j) Excess of market value over net assets of controlled entities

Interests in controlled entities held by life insurance companies are subject to revaluation each period, such that the investment in the controlled entity is recorded at net market value.

Where a life insurer consolidates a controlled entity, any differences between the net assets of the controlled entity and the market value of the controlled entity as recorded in the life insurer's financial statements is shown as "Excess of market value over net assets of controlled entities". This excess represents future benefits expected to be derived from the business which are not reflected in the book values of the underlying assets and liabilities of the entity.

Changes in the amount of this excess are included in consolidated investment revenue. The excess is not required to be amortised in the financial statements. Further details are provided in Note 12.

k) Taxes

Income tax expense

Income tax expense applicable to life insurance businesses within the HHG Group reflects tax imposed on shareholders as well as policyholders and unattributed life funds.

Accounting Standard AASB1038: "Life Insurance Business" requires income tax expense applicable to shareholders as well as all other interests to be reflected in the statement of financial performance for the HHG Group.

Income tax expense on all other businesses within the HHG Group is based on the applicable local tax rates and is calculated after adjusting for permanent differences between taxable and accounting income.

Deferred tax balances

The HHG Group has adopted the liability method of tax effect accounting. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, are deferred and carried forward in the statement of financial position as a deferred tax asset or a deferred tax liability. These amounts are offset where the associated tax payable and the realisable benefit are expected to occur in the same period.

Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain.

Deferred tax assets and deferred tax liabilities within the life insurance entities have been discounted to present value using reasonable assumptions as to future levels of interest rates, average periods for which each asset category of investments will be held, the tax rate applicable to the respective classes of business and the tax regime in each country of operation. Deferred tax assets and deferred tax liabilities within non-life insurance entities are not discounted.

Value added tax

The HHG Group operates across a number of tax jurisdictions and offers products and services which may be subject to various forms of value added tax (VAT) imposed by local tax authorities.

All revenues, expenses and assets are recognised net of any VAT paid, except where they relate to products and services which are input taxed for VAT purposes or the VAT incurred is not recoverable from the relevant tax authorities. In such circumstances the VAT paid is recognised as part of the cost of acquisition of the assets or as part of the particular expense.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Taxes (continued)

Receivables and payables are stated with the amount of VAT included. The net amount of VAT recoverable from or payable to the tax authorities are included as a receivable or payable in the statement of financial position.

Cash flows are reported on a gross basis reflecting any VAT paid or collected. The VAT component of cash flows arising from investing or financing activities which are recoverable from, or payable to local tax authorities are classified as operating cash flows.

l) Payables

Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the entity.

m) Unearned premiums

Unearned premiums represent premium revenue attributable to future accounting periods.

In respect of life insurance operations, unearned premiums represent those premiums due after, but received before the end of the financial period.

For direct general insurance and inwards reinsurance classes of business, unearned premiums are determined by apportioning the premiums written in the financial period commensurate with the risk profile of the premiums.

n) Outstanding claims

General insurance

The liability for outstanding claims at balance date comprises claims which have been reported but not yet paid, claims incurred but not yet reported, claims incurred but not enough reported and the anticipated direct and indirect costs of settling these claims.

The liability includes an allowance for inflation and superimposed inflation and is measured as the present value of the expected future cost of settling claims. The present value is calculated by discounting the liability using risk adjusted market rates of return on investments.

Outstanding claims are determined by internal or independent actuaries on a best estimate basis in accordance with Actuarial Standards.

A prudential margin is added to the claims to increase the probability that the liability is adequately provided. The level of prudential margin has been set having regard to the volatility and predicability of the claims portfolio.

o) Provisions

Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. These benefits include salaries and wages and annual leave.

Liabilities arising in respect of salaries and wages, annual leave and any other employee entitlements expected to be settled within twelve months of the reporting date, are measured at their nominal amounts. All other employee entitlements are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee share and option plans

There is no employee entitlement expense recognised on issue or exercise of shares, performance rights or options issued to employees as remuneration for services. Any consideration received on issue or exercise of these instruments is recorded as contributed equity.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o) Provisions (continued)

Pension transfers and opt-outs

In common with other life insurance entities in the UK, the HHG Group have, in the past, written pensions business following the transfer or opt-out of the customer from an employer sponsored occupational scheme. Provisions have been established for the review of such business and possible redress to customers where the business has been missold. These provisions are calculated using data derived from both a detailed file review of specific cases and from a statistical review of other outstanding cases.

As the provisions are mostly held within the life insurance funds, the cost to the shareholder of changes in the provisions is determined in accordance with the profit allocation principles of the relevant fund (Refer Note 1(z)). Accordingly, the shareholder portion of the cost is generally 10%, except in respect of business written by Pearl Assurance Unit Linked Pensions, London Life Limited and Towry Law where the cost is fully attributable to shareholders.

p) Borrowings and subordinated debt

Bank loans and deposits are measured at the principal amount. Bonds, notes and subordinated debt are recognised at issue date and are reported at historical cost, being their face value, or discounted value. Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

q) Contributed equity

Ordinary share capital is recognised at the fair value of consideration received by the company.

r) Premium and related revenue

Life insurance

Premiums are separated into their revenue and deposit components. Premium amounts earned by providing services and bearing risks are treated as revenue. Other premium amounts received, which are in the nature of deposits, are recognised as an increase in policy liabilities.

Premiums with no due date or fixed amount are recognised on a cash received basis. Premiums with a regular due date are recognised on an accruals basis. Unpaid premiums are only recognised during the days of grace or where secured by the surrender value of the policy and are reported as outstanding premiums and classified as receivables in the statement of financial position.

General insurance

General insurance and inwards reinsurance premium revenue comprise amounts charged to the policyholder or other insurers, excluding taxes collected on behalf of third parties.

The earned portion of premiums received and receivable, including on closed business, is recognised as revenue from ordinary activities.

s) Investment gains (losses)

Dividend and interest income is brought to account on an accruals basis when the HHG Group obtains control of the right to receive the interest income or dividend revenue.

Net realised and unrealised gains (losses) represent changes in the measurement of net market values in respect of all investments recognised at net market value, as described in the investments note 1(g) above.

t) Fee income

Management and performance fee income is recognised when the right to receive fees has been established. Management and performance fees are calculated in accordance with the investment management agreements with clients. Performance fees are recognised on an estimated basis supported by the latest performance criteria available.

Loan fees received represent cost recovery or charges for services and are recognised as income on an accruals basis.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u) Claims expense

Life insurance

Claims are separated into their expense and withdrawal components. Claims which relate to the provision of services and bearing of risks are treated as expenses. Other claim amounts, which are in the nature of withdrawals are recognised as a decrease in policy liabilities.

Claims are recognised when the liability to the policyholder under the policy contract has been established or upon notification of the insured event depending on the type of claim. Claims on non-investment linked business are recognised when the insured event occurs or is notified depending on the nature of the claim.

General insurance

Claims expense is recognised in respect of general insurance as claims are paid or as movements in outstanding claims occur.

v) Outward reinsurance premiums expense and claims recoveries

Premiums ceded to reinsurers for both life insurance and general insurance businesses are fully recognised as an expense over the period of cover. Outward reinsurance premiums expense is included with claims and related expense in the statement of financial performance.

Reinsurance and other recoveries receivable on paid claims and outstanding claims are fully recognised as revenue when claims are paid or the outstanding claim is raised. Outward reinsurance recoveries are included with premium and related revenue in the statement of financial performance.

w) Operating expenses

Basis of apportionment of operating expenses

Life insurance expenses are apportioned between acquisition and maintenance costs. Expenses which are directly attributable to an individual policy or product are allocated directly to the relevant expense category, fund, class of business or product line as appropriate. Where expenses are not directly attributable, they are apportioned based on detailed expense analysis having regard to the objective in incurring that expense and the outcome achieved. The apportionment is made in accordance with Actuarial Standard 1.03 (and its predecessors).

Investment management expenses of life insurance operations, along with all other shareholder expenses relating to HHG's non-life insurance operations, are classified as other operating expenses.

Expenses of controlled entities of life funds represent the business costs of policyholder investments which are consolidated into the results of HHG and do not directly impact shareholder profitability.

x) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and finance lease charges. Borrowing costs are charged as an expense as they accrue.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

y) Margin on Services Accounting

Margin on Services ("MoS") is the financial reporting methodology prescribed by Actuarial Standard 1.03 (and its predecessors), a standard issued under the Australian Life Insurance Act 1995 (the "Life Act"), and adopted under Australian Accounting Standard AASB 1038. It applies to all Australian life companies and to Australian companies with life insurance subsidiaries.

The life insurance business of the HHG Group is not subject to the Life Act. However, policy liabilities arising in all of HHG's life insurance subsidiaries have been calculated in accordance with the Australian requirements for the purpose of producing the HHG Group consolidated accounts on a basis consistent with Australian accounting standard AASB1038: "Life insurance business".

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

y) Margin on Services Accounting (continued)

Under MoS, profit emerges on a more realistic basis than under traditional solvency reporting methods. The profits that are expected to be earned on life insurance business emerge over the life of the business as services are provided and income received, hence the name Margin on Services.

Detailed description of MoS

MoS Policy Liabilities are ordinarily determined using a projection method, whereby estimates of policy cash flows (premiums, benefits, expenses and profit margins to be released in future periods) are projected into the future. The policy liability is calculated as the net present value of these projected cash flows.

The Policy Liabilities recorded in the accounts have two components:

- the Best Estimate Liabilities (to cover future benefits and expenses, and allowing for future premiums), and
- the Value of Future Profit Margins (based on the appropriate profit carrier).

No profit is normally recognised on inception of new business. Instead, profit margins on new business enhance the existing Value of Future Profit Margins, to be released over the future life of the business.

The expected profit margins are related to a profit carrier which best reflects the provision of services under the policy type concerned. Expected profits then emerge as a proportion of the chosen profit carrier.

MoS Policy Liabilities are calculated using best estimate assumptions about future conditions. In general, "best estimate" means that the assumptions are made having regard to available statistics or experience data relevant to the business, and are neither deliberately overstated nor deliberately understated. In the case of maintenance expenses the assumption must be sufficient to cover the budgeted expenses in the following year.

If actual experience differs from that expected, the financial effects of these differences are recognised as experience profits or losses in addition to the expected profits.

Net investment earnings on retained profits and capital within a life fund are recognised immediately as profit in the reporting period.

All assets are valued at net market value. Consistent with this, the best estimate liability assumptions include a future investment earning rate that reflects the yield implicit in the value of the assets backing those liabilities.

The best estimate assumptions are reviewed and revised as necessary at each reporting date. Changes in best estimate assumptions generally do not result in changes in the Policy Liabilities and so do not immediately affect reported profit. Rather, the effect of changes in assumptions is absorbed in the Value of Future Profit Margins, to emerge in the future. The exception is market related changes in the investment earning assumption for non-profits business. In this case the Policy Liabilities are altered and, to the extent that such change is not matched by a similar movement in the value of assets, a profit or loss emerges.

Where future losses are expected (that is, if profit margins would be negative) they must be recognised immediately. If a favourable change in assumptions subsequently occurs, or if profitable new business is written, previously recognised losses may be reversed before new profit margins are established.

For with-profits business, the profit carrier is the cost of bonus payments that are supported by the Value of Supporting Assets (VSA). The VSA is an accumulation of the Policy Liabilities from the end of the previous period, augmented by the cost of bonuses actually declared, and including actual investment experience. The Policy Liabilities at the end of a reporting period are the VSA reduced by the cost of supportable bonuses and the associated shareholder profit margins due in the reporting period. In this way the cost of supportable bonuses and profit margins emerge in the reporting period.

As an alternative to a best estimate projection, an accumulation method may be used to calculate MoS Policy Liabilities if it produces results which are not materially different. For investment products, the Policy Liability is the accumulation of amounts invested by policyholders, less fees specified in the policy, plus investment earnings. This accumulation may be adjusted to the extent that acquisition expenses are to be recovered from future margins between fees and expenses. Where an accumulation method is used, the Value of Future Profit Margins is not calculated explicitly but is implicit in the total Policy Liability.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

z) Allocation of life insurance operating profit under Margin on Services ("MoS")

For the purpose of producing the consolidated accounts of the HHG Group in accordance with Australian Accounting Standards, the MoS profit in respect of UK with-profits business is allocated in the manner described below, between that attributed to shareholders and that which is deemed to be unattributed. The unattributed profit is credited to Unattributed Life Funds (refer Note 19).

The bonuses distributed to UK with-profits policyholders are shown as part of expenses. Consistent with UK regulation and practice, the distribution is supported from the Unattributed Life Funds, the movement in which is shown below the operating profit line as a movement in other equity interests. The net result is that the remaining profit is solely that which is attributable to shareholders, as per the allocation below.

The principles of allocation of the life insurance profit determined under MoS are as follows:

i) investment income (net of tax and investment expenses) on retained earnings in respect of the with-profits business of Pearl Assurance and London Life is allocated between unattributed and shareholders in proportion to the balances of Unattributed Life Funds and shareholders' retained earnings. These proportions are approximately 90:10;

ii) for the with-profits business of Pearl Assurance and London Life the assumed allocation to shareholders is one ninth of the cost of best estimate bonuses, measured on the same basis as is used to value liabilities for the purpose of the companies' UK regulatory returns. Other MoS profits on this business are allocated such that the proportion of shareholders' retained earnings in the with-profits funds does not shift significantly from 10% over time;

iii) where, after allowing for the unattributed profit determined under (i) and (ii) above, the Unattributed Life Funds in a particular entity are not sufficient to meet the cost of bonus distributions, the balance of the cost falls to the shareholders' interests in the fund. The profit allocated to shareholders is therefore reduced by the excess, with the unattributed profit increased accordingly;

iv) all profits arising from non-profits business, including net investment returns on shareholder capital and retained earnings in life funds (excluding retained earnings dealt with in (i) above) are allocated to shareholders;

v) all profits arising from the life insurance funds of NP Life accrue to the policyholders of that fund. Conversely, all profits arising from the life insurance funds of NPI Limited accrue to the shareholders, with the exception of the investment component of profits on unitised with-profits business which accrue fully to policyholders (net of investment expenses and cost of capital).

aa) Foreign currency translations

Transactions denominated in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts outstanding at the balance date denominated in foreign currencies have been converted to local currency using the appropriate rate of exchange ruling at balance date.

Except for certain specific hedges and hedges of foreign currency operations, all resulting exchange differences arising on settlement or restatement of balances denominated in foreign currencies are brought to account in determining the net profit (loss) for the period. Transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

bb) Derivative financial instruments

The HHG Group is exposed to changes in interest rates and foreign exchange rates from its activities. The HHG Group uses derivative financial instruments such as: interest rate swaps, forward rate agreements, futures, options and forward foreign exchange contracts. Derivative financial instruments are held for risk management purposes and not for the purpose of speculation. The HHG Group does not hold a derivative trading portfolio.

To qualify as a hedge, the swap, forward, futures or option position must be designated as a hedge at its inception and be effective in reducing the market risk of an existing asset, liability, firm commitment or anticipated transaction. A hedge is considered to be effective where there is a high probability of the transaction occurring and the extent, term and nature of the exposure is capable of being estimated.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

bb) Derivative financial instruments (continued)

Effectiveness of the hedge is evaluated on an initial and ongoing basis by comparing the correlation of the change in market or fair value of the hedge with the changes in the value of the hedged item.

Derivatives that are designated and effective as hedges are accounted for on the same basis as the instruments they are hedging.

For other than life insurance companies, costs arising at the time of entering into hedge transactions are brought to account in the statement of financial performance over the lives of the hedge contracts. For life insurance companies, costs arising at the time of entering into hedge transactions are recognised in the statement of financial performance in the period in which the costs are incurred.

If a derivative that is used to manage an interest rate exposure is terminated early, any resulting gain or loss is deferred and amortised to the statement of financial performance over the remaining period originally covered by the terminated contract.

2. PRO-FORMA ADJUSTMENTS

The following adjustments have been made in arriving at amounts included in the pro-forma statement of financial performance.

	Consolidated			
	12 months ended 31 December			6 months ended 30 June
	2000 $m	2001 $m	2002 $m	2003 $m
Total profit (loss) after income tax attributable to shareholders of AMP Limited	1,152	690	(896)	(2,159)
Less: AMP Group (profit)/loss after income tax	(573)	(260)	295	(314)
HHG Group profit (loss) after income tax	**579**	**430**	**(601)**	**(2,473)**
Add: Corporate borrowing costs[1]	117	109	118	59
HHG Group profit (loss) after income tax before corporate borrowing costs	**696**	**539**	**(483)**	**(2,414)**
Pro-forma adjustments (after income tax)				
Terminated/disposed activities				
– (profits) losses on termination/disposal[2]	–	(259)	(291)	26
– trading (profits) losses[3]	(29)	(12)	(1)	–
Asset writedowns and additional provisions[4]	–	–	865	2,268
Restructuring costs[5]	68	–	258	246
Tax releases[6]	(154)	–	–	–
Activities transferred from AMP Group[7]	–	–	11	8
Other[8]	20	(9)	(23)	(21)
Pro-forma HHG Group profit after income tax before corporate borrowing costs	601	259	336	113

Notes:

1. Corporate borrowing costs reflect charges on all corporate debt used by HHG to finance its investments in controlled entities which was originally sourced through HHG Group entities and distributions on the AMP Reset Preferred Securities. It does not include interest on operational debt used directly by the business units.
2. Profits/losses on termination or disposal of activities are net of disposal costs and relate to Cogent adjustment to 2002 profit (loss of $39m) and UK Private Client business adjustment to 2002 profit (profit of $13m) during the first half of 2003; Cogent (profit of $241m), HGI Jersey and its subsidiaries ($22m), UK private client business ($20m) and adjustment to general insurance business 2001 profit (profit of $8m) during 2002; and the general insurance business sale (profit of $183m) and Virgin One (profit of $76m) during 2001.

2. PRO-FORMA ADJUSTMENTS (continued)

3. Trading results of terminated or disposed activities primarily relate to:
   - Private Client (profit of $2m), disposed general insurance business (profit of $11m) and AMP International development activities (loss of $12m) in 2002.
   - Cogent (profit of $11m), disposed general insurance business (profit of $8m), Private Client (profit of $3m) and AMP International development activities (loss of $10m) in 2001; and
   - Cogent (profit of $8m), disposed general insurance business (profit of $21m) Private Client (profit of $3m), and AMP International development activities (loss of $3m) in 2000.
4. Asset writedowns and additional provisions during the first half of 2003 relate to National Provident Life ($507m), the UK Service Company ($590m), London Life ($393m), Pearl ($360m), NPI Limited ($283m) and other entities ($135m). The writedowns reflected risk reduction initiatives and operational strategy changes. Asset writedowns in 2002 primarily relate to NPI Limited ($508m), Towry Law ($181m), Virgin Money ($100m), and AMPLE/Interactive Investors ($64m). The writedowns were made following a review of the valuations of key controlled entities in light of challenging investment market conditions and changes in business strategy.
5. Restructuring costs during the first half of 2003 ($246m) relate to operational strategy changes and comprise staff redundancy costs, provisions for void space and onerous contracts and UK listing costs. Restructuring costs in 2002, ($258m) and 2000, ($68m) relate to Life Services, Henderson, Towry Law and corporate office and comprise redundancy costs, professional fees, provisions for onerous contracts and write-offs of capital expenditure arising out of new strategic initiatives implemented across the business.
6. Tax releases in 2000 ($154m) relate to a one-off release of deferred tax provisions on shareholder attributable assets within the Pearl long-term fund (the Pacific Fund) reflecting the removal of a tax obligation following the investment of those funds in operating businesses.
7. Activities transferred from AMP Group represent trading profits of certain HGI Asian and European operations transferred to the HHG Group as part of the demerger.
8. Other primarily comprises the reversal of cost and income adjustments on share options for UK employees and the reinstatement of the Pearl minority interest previously held outside of the HHG Group.

b) Pro-forma statement of financial position

The following adjustments have been made in arriving at the amounts included in the pro-forma statement of financial position at 30 June 2003:

	Consolidated					
	Total AMP Group $m	Separate AMP Group $m	Separation adjustments $m	HHG Group $m	Demerger adjustments $m	Pro-forma HHG $m
Assets						
Cash at bank and on deposit[1]	13,130	(1,896)	–	11,234	807	12,041
Receivables[2]	5,242	(2,709)	206	2,739	(150)	2,589
Equity securities	39,331	(23,270)	–	16,061	–	16,061
Investment in HHG	–	(2,388)	2,388	–	–	–
Debt securities	64,632	(24,984)	253	39,901	–	39,901
Property	14,388	(9,664)	–	4,724	–	4,724
Other investments	1,605	(695)	–	910	–	910
Operating assets	187	(116)	2	73	–	73
Deferred tax assets	325	(325)	–	–	–	–
Other assets	525	(464)	–	61	–	61
Intangible assets	565	(585)	20	–	–	–
Excess of market value over net assets of controlled entities[3]	1,267	(288)	(2)	977	20	997
Total assets	**141,197**	**(67,384)**	**2,867**	**76,680**	**677**	**77,357**

2. PRO-FORMA ADJUSTMENTS (continued)

	Consolidated					
	Total AMP Group $m	Separate AMP Group $m	Separation adjustments $m	HHG Group $m	Demerger adjustments $m	Pro-forma HHG $m
Liabilities						
Payables[4]	4,290	(2,368)	183	2,105	46	2,151
Current tax liabilities	601	(247)	–	354	–	354
Unearned premiums	56	(56)	–	–	–	–
Outstanding claims	2,734	(2,126)	–	608	–	608
Provisions[5]	2,028	(423)	–	1,605	16	1,621
Deferred tax liabilities	556	(540)	–	16	–	16
Borrowings[6]	6,368	(3,634)	231	2,965	(1,473)	1,492
Life insurance policy liabilities	108,920	(46,400)	–	62,520	–	62,520
Subordinated debt[7]	2,383	(2,063)	1,150	1,470	(1,150)	320
Total liabilities	**127,936**	**(57,857)**	**1,564**	**71,643**	**(2,561)**	**69,082**
Net assets	**13,261**	**(9,527)**	**1,303**	**5,037**	**3,238**	**8,275**
Equity attributable to shareholders						
Contributed equity[8]	6,423	(6,423)	2,716	2,716	808	3,524
Capital reserve	510	(510)	–	–	–	–
Foreign currency translation reserve	(410)	410	–	–	–	–
Shareholders' retained profits[9]	502	(516)	(273)	(287)	2,430	2,143
Total equity attributable to shareholders	**7,025**	**(7,039)**	**2,443**	**2,429**	**3,238**	**5,667**
Other equity						
Unattributed life funds	2,596	–	–	2,596	–	2,596
Outside equity interests – AMP Reset Preferred Securities Trust	1,140	–	(1,140)	–	–	–
Outside equity interests in controlled entities	2,500	(2,488)	–	12	–	12
Total other equity	**6,236**	**(2,488)**	**(1,140)**	**2,608**	**–**	**2,608**
Total equity	**13,261**	**(9,527)**	**1,303**	**5,037**	**3,238**	**8,275**

Notes:

Separation Adjustments

Adjustments are required to derive pro-forma balances for the HHG Group after separation from the AMP Group. The adjustments reflect the investment by AMP Group in HHG, assets and liabilities grossed up for balances owing between AMP Group entities and HHG Group entities.

Demerger Adjustments:

1. The adjustments to Cash reflect refinancing of intercompany loans owed by the HHG Group to AMP Group ($221m), additional equity financing of HHG by AMP ($756m), settlement of existing balances owed by AMP Group to HHG Group ($185m), loan received from AMP Group to finance maturing external debt ($98m), repayment of maturing external debt ($98m), net cash paid for the transfer of certain AMP Capital Investors entities to the HHG Group ($18m), payment of interest owing to AMP Reset Preferred Securities holders as at 30 June 2003 ($18m) and amount drawn down under the Convertible Loan Notes ($123m).
2. The adjustments to Receivables reflect the repayment of existing balances between the HHG Group and AMP Group ($171m) and the purchase of assets of certain AMP Capital Investors entities transferred to the HHG Group ($21m).
3. The adjustment to Excess of market value over net assets of controlled entities reflects the purchase of assets of certain AMP Capital Investors entities transferred to the HHG Group ($20m).
4. The adjustment to Payables reflects the payment of interest owing to AMP Reset Preferred Securities holders as at 30 June 2003 ($18m), an amount payable to policyholder funds following the cancellation of equity in HHG owned by those funds ($41m) and the purchase of liabilities of certain AMP Capital Investors entities transferred to the HHG Group ($23m).

Section 13

2. PRO-FORMA ADJUSTMENTS (continued)

5. The adjustment to Provisions reflects HHG listing costs to be incurred in the second half of 2003 ($16m).
6. The adjustments to Borrowings reflect the impact of transferring external corporate debt in the HHG Group to AMP Group ($1,267m), the repayment of maturing external debt ($98m), the repayment of intercompany loans between the HHG Group and AMP Group ($253m), an amount drawn down under the Convertible Loan Notes ($123m) and the writeoff of deferred borrowing costs on AMP Reset Preferred Securities ($22m).
7. The adjustment to Subordinated debt reflects the debt owing in respect of AMP Reset Preferred Securities is transferred to the AMP Group from the HHG Group ($1,150m).
8. The adjustment to Contributed equity reflects recapitalisation of HHG by AMP Group ($3,317m), the cancellation of equity in HHG owned by policyholder funds in the HHG Group ($41m) and, subject to UK Court approval, the transfer of funds from Contributed equity to Shareholder retained profits as part of the restructure of the HHG Group for the purpose of the demerger ($2,468m).
9. The adjustments to Shareholders' retained profits reflect HHG listing costs during the second half of 2003 ($16m), writeoff of deferred borrowing costs on AMP Reset Preferred Securities ($22m) and, subject to UK Court approval, the transfer of funds from Contributed equity to Shareholder retained profits as part of the restructure of the HHG Group for the purpose of the demerger ($2,468m).

3. SEGMENT INFORMATION

	Life Services & Other Businesses	Henderson	Other	Eliminations	Total
6 months ended 30 June 2003	$m	$m	$m	$m	$m
External revenue	2,899	317	(2)	–	3,214
Inter-segment revenue	3	52	–	(55)	–
Total revenue from ordinary activities	**2,902**	**369**	**(2)**	**(55)**	**3,214**
Profit from ordinary activities before income tax and corporate borrowing costs	346	48	(62)	–	332
Income tax (expense) credit	(70)	(17)	54	–	(33)
Net profit from ordinary activities after income tax before corporate borrowing costs	**276**	**31**	**(8)**	**–**	**299**
Other equity interest	(186)	–	–	–	(186)
Net segment profit after tax before corporate borrowing costs attributable to shareholders	**90**	**31**	**(8)**	**–**	**113**
Total assets	75,330	1,566	490	(29)	77,357
Total liabilities	(68,563)	(343)	(226)	50	(69,082)
12 months ended 31 December 2002					
External revenue	(3,912)	523	(251)	–	(3,640)
Inter-segment revenue	35	101	–	(136)	–
Total revenue from ordinary activities	**(3,877)**	**624**	**(251)**	**(136)**	**(3,640)**
Profit from ordinary activities before income tax and corporate borrowing costs	(966)	163	(79)	–	(882)
Income tax (expense) credit	493	(59)	30	–	464
Net profit from ordinary activities after income tax before corporate borrowing costs	**(473)**	**104**	**(49)**	**–**	**(418)**
Other equity interest	754	–	–	–	754
Net segment profit after tax before corporate borrowing costs attributable to shareholders	**281**	**104**	**(49)**	**–**	**336**

3. SEGMENT INFORMATION (continued)

12 months ended 31 December 2001	Life Services & Other Businesses $m	Henderson $m	Other $m	Eliminations $m	Total $m
External revenue	(2,401)	617	(298)	–	(2,082)
Inter-segment revenue	28	50	–	(78)	–
Total revenue from ordinary activities	(2,373)	667	(298)	(78)	(2,082)
Profit from ordinary activities before income tax and corporate borrowing costs	(1,042)	174	(175)	–	(1,043)
Income tax (expense) credit	369	(50)	40	–	359
Net profit from ordinary activities after income tax before corporate borrowing costs	(673)	124	(135)	–	(684)
Other equity interest	943	–	–	–	943
Net segment profit after tax before corporate borrowing costs attributable to shareholders	270	124	(135)	–	259
12 months ended 31 December 2000[1]					
Total revenue from ordinary activities	3,678	796	174	–[1]	4,648
Net segment profit after tax before corporate borrowing costs attributable to shareholders	474	240	(113)	–[1]	601

Note:

General – Individual line items may not agree with business unit analysis in section 7 due to different classifications for statutory reporting purposes.

1. Historical information for the 12 months ended 31 December 2000 did not report the break down between external and inter-segment revenue nor profit before tax, tax expense or the Outside equity interest in operating profit.

Life Services – provides savings, investment, insurance, retirement products and financial planning services and discontinuing general insurance business.

Henderson – provides investment management services including private capital and property portfolios and socially responsible investments.

Other – includes the provision of support services to the business units, corporate funding, investment of shareholder capital not allocated to reportable segments.

4. REVENUES FROM ORDINARY ACTIVITIES

	12 months ended 31 December 2000 $m	2001 $m	2002 $m	6 months ended 30 June 2003 $m
(a) Premium and related revenue				
Life insurance premium and related revenue received and receivable	6,061	6,315	6,080	2,380
Less:deposits recognised as an increase in life insurance policy liabilities	(3,957)	(4,290)	(4,168)	(1,417)
Life insurance premium and related revenue – recognised as revenue	2,104	2,025	1,912	963
General insurance premium and related revenue received and receivable	(72)	190	128	(36)
Total premium and related revenue	2,032	2,215	2,040	927

Section 13

4. REVENUES FROM ORDINARY ACTIVITIES (continued)

	12 months ended 31 December 2000 $m	12 months ended 31 December 2001 $m	12 months ended 31 December 2002 $m	6 months ended 30 June 2003 $m
(b) Fee and other revenue				
Investment management fees	688	455	494	215
Service fees	14	68	13	8
Other revenue[1]	255	58	127	(17)
Total fee and other revenue	957	581	634	206
(c) Investment gains (losses)				
Interest				
– Other related parties – AMP Group	–	4	4	–
– Other related parties – associated entities	37	26	16	7
– Other entities	2,048	2,239	2,213	1,201
Dividends and distributions				
– Other related parties – associated entities	4	19	–	–
– Other entities	994	985	953	347
Net rents	401	402	439	146
Net realised and unrealised gains (losses)	(1,810)	(8,648)	(10,289)	253
Other investment income	(15)	95	350	127
Total investment gains (losses)	1,659	(4,878)	(6,314)	2,081

Note:

1. Other revenue includes operating revenue of investment controlled entities providing various non financial services such as mining and farming.

5. EXPENSES FROM ORDINARY ACTIVITIES

	12 months ended 31 December 2000 $m	12 months ended 31 December 2001 $m	12 months ended 31 December 2002 $m	6 months ended 30 June 2003 $m
(a) Claims expense				
Life insurance claims paid and payable	(8,287)	(8,713)	(9,232)	(4,509)
Less: withdrawals recognised as a reduction in life insurance policy liabilities[1]	3,785	3,663	4,648	2,305
Life insurance claims recognised as expenses[1]	(4,502)	(5,050)	(4,584)	(2,204)
General insurance claims and related expenses paid and payable	72	(195)	(159)	25
Total claims and related expenses	(4,430)	(5,245)	(4,743)	(2,179)
(b) Operating expenses				
Advertising and marketing	–[2]	(70)	(59)	(17)
Amortisation of goodwill	–[2]	(10)	(8)	(10)
Bad and doubtful debts expense	–[2]	(2)	–	–
Information technology and communication	–[2]	(243)	(197)	(60)
External investment management fees	–[2]	(112)	(147)	(58)
Occupancy and property maintenance	–[2]	(108)	(231)	(79)
Professional fees	–[2]	9	(114)	(36)
Staff and related expenses[3]	–[2]	(1,000)	(913)	(477)

5. EXPENSES FROM ORDINARY ACTIVITIES (continued)

	12 months ended 31 December			6 months ended 30 June
	2000 $m	2001 $m	2002 $m	2003 $m
(b) Operating expenses (continued)				
Travel and entertainment	–[2]	(81)	(70)	(18)
Other operating expenses[4]	(2,040)	(196)	(45)	(32)
Total operating expenses	(2,040)	(1,813)	(1,784)	(787)

Notes:

1. In 2000 and 2001 $1,772m and $1,698m has been reclassified and is now treated as withdrawals recognised as a reduction in life insurance policy liabilities to ensure comparability with 2002 and 2003. The changes do not affect the calculation of net profit (loss).
2. Historical information for the 12 months ended 31 December 2000 does not provide a breakdown of operating expenses.
3. *There were no contributions to defined benefit superannuation funds in 2003, 2002, 2001 and 2000 due to the* contribution holiday, as advised by the Trustee.
4. Other operating expenses includes the operating expenses of investment controlled entities providing various non financial services such as mining and farming.

6. INCOME TAX

The income tax rates and the basis for taxation relating to shareholder interests may differ significantly from those relating to policyholder interests and other interests. The rates of taxation applicable to the taxable income of significant classes of business are as follows:

	12 months ended 31 December			6 months ended 30 June
	2000 %	2001 %	2002 %	2003 %
United Kingdom				
Life insurance business – life	23	20/22	20/22	20/22
Life insurance business – pension	Exempt	Exempt	Exempt	Exempt
Shareholder profits from life insurance business	30	30	30	30
Controlled companies/other business	30	30	30	30

	As at 30 June 2003 $m
Value of future income tax benefits arising from tax losses included in deferred tax asset at balance date	–
Future income tax benefits arising from tax losses of controlled entities not brought to account in this Financial Report as realisation of the benefits is not regarded as virtually certain[1,2]	541

As part of the demerger, the Australian carried forward losses are expected to be retained in AMP and the United Kingdom carried forward losses are expected to be retained in HHG.

Notes:

1. Includes capital losses of $125m.
2. The future income tax benefit will only be obtained if:
   a) For revenue losses, future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised. For capital losses, recoverability is dependent on investment factors including the recognition of taxable profits from the sale of assets and the size and timing of any such profits;
   b) The conditions for deductibility imposed by tax legislation continue to be complied with; and
   c) *No changes in tax legislation adversely affect the economic entity in realising the benefit.*

7. RECEIVABLES

	As at 30 June 2003 $m
Investment income and sales proceeds receivable	998
Deposits and margins receivable on derivatives	280
Outstanding premiums	70
Reinsurance and other recoveries receivable	465
Trade debtors	299
Other receivables	
– AMP Group[1]	23
– Other entities	454
Total receivables	**2,589**

Note:
1. The balance relates to normal trading activities.

8. INVESTMENTS

	As at 30 June 2003 $m
(a) Equity securities, at net market value	
Directly held (other than associated entities)	13,590
Held via unit trusts	2,471
Total equity securities	**16,061**
(b) Debt securities, at net market value	
Interest-bearing securities	39,240
Loans	
– Associated entities (unsecured)	606
Other loans	
– Secured	22
Convertible notes	33
Total debt securities	**39,901**
(c) Property, at net market value	
Directly held	4,724
Total property	**4,724**
(d) Other at net market value	**910**

9. OPERATING ASSETS

	As at 30 June 2003 $m
At cost	155
Less: accumulated depreciation	(82)
Total operating assets, at written down value	**73**

10. OTHER ASSETS

	As at 30 June 2003 $m
Deferred and capitalised costs	13
Inventories	2
Prepayments	46
Total other assets	**61**

11. INTANGIBLE ASSETS

As discussed in Note 1, these pro-forma special purpose financial statements do not reflect any accounting implications of the internal restructure of the HHG Group. As part of the steps leading up to the demerger, it is proposed that the HHG Group will recapitalise Henderson Global Investors (Holdings) plc and Towry Law plc which would result in a change in the respective ownership interests held by Pearl Assurance plc and HHG plc. Under Australian GAAP, this will result in that portion of the Excess of market value over net assets of controlled entities no longer attributable to Pearl being reclassified as goodwill. Approximately $60m of the reclassified amount represents internally generated goodwill and will be written off by HHG Group at the time of the restructure. The balance of the reclassified amount represents purchased goodwill and will be recognised in the HHG financial statements as Intangibles and will be subject to amortisation from that date.

12. EXCESS OF MARKET VALUE OVER NET ASSETS OF CONTROLLED ENTITIES

	As at 30 June 2003 $m
Henderson Global Investors (Holdings) plc	817
Towry Law plc	197
Other[1]	(17)
Total excess of market value over net assets of controlled entities	**997**

The excess of market value over net assets of controlled entities represents future benefits expected to be derived from the business which are not reflected in the book values of underlying assets and liabilities of the entities.

Note:
1. The amount principally relates to closure costs for Interactive Investor.

13. PAYABLES

	As at 30 June 2003 $m
Accrued expenses	356
Investment purchases payable	279
Life insurance policies in process of settlement	186
Reinsurance liabilities	220
Trade creditors	167
Other payables	
– AMP Group[1]	6
– Other entities	937
Total payables	**2,151**

Note:
1. The balance relates to normal trading activities.

14. PROVISIONS

	As at 30 June 2003 $m
Employee entitlements	38
Pensions transfers and opt-outs	829
Redundancy, property and other restructuring provisions	320
Other provisions	434
Total provisions	**1,621**

15. BORROWINGS

	As at 30 June 2003 $m
Bank loans	635
Bonds and notes	22
Finance lease liability	1
Other loans	711
Draw down under Convertible Loan Notes[2]	123
Total borrowings[1,2]	**1,492**

Notes:

1. Borrowings represent policyholder debt (other than $22m bonds and notes).
2. HHG intends to undertake an issue of new HHG Ordinary Shares prior to 30 June 2004 to raise a net amount of at least £100 million to complete the recapitalisation of HHG. UBS AG has entered into a conditional commitment with HHG and AMP to subscribe for up to £100 million of Convertible Loan Notes (CLNs) in HHG. On demerger, HHG will draw down £50 million of the CLN's. Further details of the proposed capital raising and the terms of the CLNs are set out in section 3.4.3.

16. SUBORDINATED DEBT

	As at 30 June 2003 $m
9.625% GBP Subordinated Guaranteed Bonds[1]	320
Total subordinated debt[2]	320

Notes:

1. The bonds are repayable by NPI Finance plc on a non-instalment basis on 30 June 2006.
2. Total subordinated debt relates to operational borrowings and represent policyholder debt.

17. CONTRIBUTED EQUITY

	As at 30 June 2003 $m
Issued and paid up capital	
Contributed equity	3,524

Note:

1. A discussion of the treatment of share options is contained in section 9 of the document.

18. RETAINED PROFITS

	As at 30 June 2003 $m
Shareholders' retained profits	
Balance at the end of the period	2,143

19. UNATTRIBUTED LIFE FUNDS

For the with-profits funds of Pearl and London Life, only 10% of the assets in excess of the policy and other liabilities calculated under MoS can, in the general context of the UK regulatory environment, be attributed to shareholders. The remaining 90% is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests, and is referred to in these statements as Unattributed Life Funds.

In recent years, bonus distributions to UK with-profit policyholders have exceeded the level which could be supported by actual experience. This excess is generally due to the need to manage reductions in bonus levels while continuing to meet the reasonable expectations of policyholders in an environment of low investment returns. The excess of bonus distributions over earnings has been met from the Unattributed Life Funds.

During 2003, the consequences of decisions taken to reduce investment volatility and protect the solvency of the funds have contributed to significant losses in respect of UK with-profit business. These consequences included the establishment as at 30 June 2003 of liabilities referred to as Unvested Policyholder Benefits and separate liabilities for guaranteed annuity options ("GAOs") and the AMP Mortgage Endowment Promise ("MEP"), as well as substantial changes to best estimate assumptions related to future investment earning rates, lapses and expenses.

Recognising the obligations which exist under the relevant schemes of arrangement, Unvested Policyholder Benefits have been established in respect of London Life (£57m) and NP Life (£485m), in addition to existing policy liabilities. For the purpose of Australian reporting requirements, these are treated as liabilities due to with-profits policyholders generally, although they are yet to be vested in specific policyholder entitlements.

At 30 June 2003, costs in respect of most GAOs and the MEP have been treated as separate, additional policyholder benefits. These costs were previously allowed for within the policy liabilities for the related pension and mortgage endowment products.

Despite reductions in the level of bonus distributions, the losses in 2003 have substantially increased the shortfall being met from the Unattributed Life Funds. As the need to support bonus levels is expected to continue in the medium term, and given the reduction in equity exposure of the with-profit funds, it is likely that a significant proportion of the Unattributed Life Funds will continue to be utilised in this way.

Where the Unattributed Life Funds in a particular entity are not sufficient to meet the excess bonus distribution, the cost falls to the shareholders' interests in the fund. During 2003 this has contributed to the reduction in value of the shareholders' interest in the contingent loan to London Life.

19. UNATTRIBUTED LIFE FUNDS (continued)

	12 months ended 31 December			6 months ended 30 June
	2000	2001	2002	2003
	$m	$m	$m	$m
Movement in unattributed life funds				
Profit (loss) of the participating business UK life funds	–[1]	1,541	812	(2,604)
Less: amount attributed to shareholders	–[1]	(166)	(76)	553
	–[1]	1,375	736	(2,051)
Less: bonus credited to participating policyholders	–[1]	(1,842)	(944)	(270)
Bonus subsidy from accumulated unattributed life funds	–[1]	(467)	(208)	(2,321)
Investment profits (losses) on accumulated unattributed life funds	–[1]	(473)	(541)	49
Movement in unattributed life funds	–[1]	(940)	(749)	(2,272)
Pro-forma adjustment[2]	–[1]	–	–	2,458
Pro-forma movement in unattributed life funds	–[1]	(940)	(749)	186

Notes:

1. Historical information for the 12 months ended 31 December 2000 does not provide a breakdown of the movements in unattributed life funds.
2. The pro-forma adjustment removes the unattributed life funds' share of the asset writedowns and additional provisions arising from the change in investment strategy during the 6 months ended 30 June 2003. The shareholder portion of the asset writedowns and additional provisions was reflected as a pro-forma adjustment in Note 2(a) and the movement in unattributed life funds reflected in the pro-forma statement of financial performance has been restated on a comparable basis.

20. OUTSIDE EQUITY INTERESTS

	As at 30 June 2003
	$m
Outside equity interest in controlled entities	
Retained profits in companies	12
Total other equity interests in controlled entities	12

21. LIFE INSURANCE BUSINESS

	12 months ended 31 December			6 months ended 30 June
	2000	2001	2002	2003
	$m	$m	$m	$m
(a) Analysis of life insurance premium and related revenue				
Total premiums received and receivable	6,002	6,314	6,080	2,380
Inward reinsurance premiums	–	1	–	–
Reinsurance and other recoveries	59	–	–	–
Total premium and related revenue	6,061	6,315	6,080	2,380

21. LIFE INSURANCE BUSINESS (continued)

	12 months ended 31 December 2000 $m	2001 $m	2002 $m	6 months ended 30 June 2003 $m
(b) Analysis of life insurance operating expenses				
Claims paid and payable	(8,287)	(8,713)	(9,232)	(4,509)
Change in net policy liabilities and unvested policyholder benefits	1,838	7,600	9,882	1,034
Policy acquisition expenses				
– Commission	(111)	(138)	(112)	(1)
– Other	(454)	(435)	(345)	(37)
Policy maintenance expenses				
– Commission	(38)	(53)	(33)	–
– Other	(555)	(572)	(474)	(239)
Investment management expenses	(142)	(132)	(156)	(62)
Interest				
– Borrowings	(214)	(206)	(35)	(16)
Other	(53)	(100)	(1,017)	(89)
Life insurance operating expenses	(8,016)	(2,749)	(1,522)	(3,919)
(c) Analysis of life insurance results[1]				
Components of operating profit after income tax attributable to shareholders include:				
– Planned margins of revenues over expenses released	228	231	153	45
– Profits (losses) arising from difference between actual and assumed experience	116	22	(1)	39
– Capitalised (losses) reversals	61	43	(6)	8
– Investment earnings on assets in excess of policy liabilities within the life insurance funds[1]	57	(178)	(201)	79
Net profit after income tax attributable to shareholders arising from the life insurance funds	**462**	**118**	(55)	**171**

Note:

1. These results reflect the investment earning on shareholder capital held in the Group's various life insurance funds. This shareholder capital includes the amount to meet relevant regulatory requirements and to support their operations.

21. LIFE INSURANCE BUSINESS (continued)

	As at 30 June 2003 $m
(d) Policyholder liabilities	
Value of policyholder liabilities – projection method[1]	
Best estimate liability	
– Value of future policy benefits[2]	37,118
– Value of future expenses	1,915
– Value of future premiums	(6,419)
Total best estimate liability – projection method	**32,614**
Value of future profits	
– Policyholder bonuses[3]	2,606
– Shareholders' profit margins	577
Total value of future profits – projection method	**3,183**
Value of policyholder liabilities – accumulation method[4]	
Policyholder liability	
– Value of future policy benefits	10,302
– Value of future acquisition expenses	(298)
Total policyholder liability – accumulation method	**10,004**
Value of declared bonus[5]	**46**
Unvested policyholder benefits	**1,336**
NPI policy liabilities in funds with no shareholder interest[6]	**15,337**
Total policyholder liabilities	**62,520**
Policyholder liabilities subject to capital guarantees	**31,022**

Notes:

1. For business valued by the projection method, the value of future charges for acquisition expenses is not an identified component of the policy liabilities.
2. Future policy benefits include bonuses credited to policy holders in prior periods but exclude the current year and future bonuses.
3. Future bonuses exclude current year bonuses.
4. Where the accumulation method of valuation is used, policy liabilities are divided into the two components – value of future policy benefits and value of future charges for acquisition expenses.
5. No formal distribution is made to policyholders at a half-year. However, an interim provision for bonuses is established to ensure a realistic estimate of non-shareholder equity is presented.
6. Policy liabilities in respect of National Provident Life Limited ("NP Life").

(e) Life Insurance policy liabilities valuation

Policy liabilities, and hence the net profit of life insurance businesses, are established by applying the principles of Margin on Services ("MoS"). (Refer to Note 1 for a description of MoS and the methods for calculating Policy Liabilities under it.)

The policy liabilities and solvency reserves for HHG's life insurance business have been determined at the reporting dates, using actuarial methods and assumptions as summarised in this Note. The Appointed Actuaries of the separate life insurance companies within the HHG Group have, at each valuation date, been satisfied as to the accuracy of the data used in those calculations.

21. LIFE INSURANCE BUSINESS (continued)

(e) Life Insurance policy liabilities valuation (continued)

The methods and profit carriers used to calculate policy liabilities for particular policy types are as follows:

Business Type	Method	Profit Carriers (for business valued using projection method)
Conventional	Projection	Bonuses
Unitised With-Profit	Projection	Interest credits
Investment-linked	Projection / Accumulation	Assets under management charges
Risk	Projection	Expected claim payments
Annuity	Projection	Annuity payments

Approximate methods have been used in the calculation of policy liabilities for some products for which the liabilities and profits are not material.

All the profits arising from the life insurance fund of NP Life accrue to the policyholders of that fund. As the interest of shareholders is confined to the value of contingent loans made to that fund the policy liabilities for that business are set equal to the value of the fund's net assets.

Set out below is a summary of the key assumptions used in the calculation of policy liabilities.

(i) Discount rates (investment earnings)

For products matched closely by portfolios of fixed interest securities, the assumed earning rate is the implied yield on the total portfolio of matching assets less an appropriate margin for default risk.

The assumed earning rates for other business are largely driven by long term (eg. 15 year) government bond yields. The bond yields used at the relevant valuation dates are:

30 June 2003	4.1%
31 December 2002	4.5%
31 December 2001	5.1%
31 December 2000	5.0%

For products backed by mixed portfolios of shares, property and fixed interest securities, the assumption then varies with the proportion of each asset sector backing the product. Assumed earning rates for each asset sector are determined by adding to the bond yield various risk premia which reflect the relative differences in expected future earning rates for different countries and asset sectors. The risk premia applicable at the relevant valuation dates, excluding any allowance for imputation credits, are:

	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003
Local Equities	3.0%	3.0%	3.3%	3.3%
International Equities	3.0%	3.0%	2.9%	2.7%
Property	2.0%	2.0%	2.0%	2.0%
Corporate Bonds	0.0%	0.5%	0.5%	0.5%
Other Fixed Interest	0.0%	0.0%	0.0%	0.0%
Cash	–1.0%	–1.0%	–1.0%	–1.0%

Prior to 31 December 2002, an explicit allowance was made in the total earning rates for transaction costs, averaging 0.2%. Since then, no explicit allowance has been made, the cost being allowed for implicitly in the risk premia.

21. LIFE INSURANCE BUSINESS (continued)

(e) Life Insurance policy liabilities valuation (continued)

In respect of the with-profits business of the main UK funds, the averages of the asset mixes assumed for the purpose of setting investment assumptions at the relevant valuation dates are:

	Pearl				London Life			
	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003	31 Dec 2000	31 Dec 2001	31 Dec 2002	30 June 2003
Equities	68%	63%	33%	23%	58%	52%	37%	1%
Property	9%	9%	14%	10%	8%	10%	10%	10%
Fixed Interest	22%	26%	38%	62%	30%	35%	50%	86%
Cash	1%	2%	15%	5%	4%	3%	3%	3%

The asset mixes disclosed above in respect of 2002 and 2001 may be slightly different from those disclosed in past accounts due to minor corrections to ensure a consistent disclosure in respect of all life insurance funds.

Changes in asset mix for other classes of business have not been material.

Where the assumption used is net of tax, then tax on investment income is allowed for at rates appropriate to the country, class of business and asset sector, including any allowance for imputation credits on equity income. For this purpose, the total return for each asset sector is split between income and capital gains. The actual split has varied at each valuation as the total return has varied.

(ii) Future growth in unit prices

For investment-linked business the assumed future rates of growth of unit prices are the discount rates (determined as above) less appropriate allowance for management fees, consistent with the terms of the contract.

(iii) Future with-profits benefits

For with-profits business, the total value of future bonuses (and the associated shareholders' profit margin) which is included in policy liabilities is the amount supported by the value of supporting assets after allowing for the assumed future experience. The pattern of bonuses and shareholder profits assumed to emerge in each future year then depends on the relationship between reversionary bonus (or interest credits) and terminal bonus. This relationship is set to reflect the philosophy underlying actual bonus declarations.

Costs in respect of most guaranteed annuity options ("GAOs") and the AMP Mortgage Endowment Promise ("MEP") were previously allowed for within the policy liabilities for the related pension and mortgage endowment products. As from 30 June 2003 these costs have been treated as separate, non-discretionary policyholder benefits. As a result, the value of future bonuses and profit margins for the related products are no longer reduced by the liabilities in respect of GAOs and MEP.

Actual bonus declarations are determined to reflect, over time, the investment returns of the particular fund and other factors in the emerging experience and management of the business. These factors include allowance for an appropriate degree of benefit smoothing, reasonable expectations of policyholders, equity between generations of policyholders and across different classes and types of business, and on-going solvency and capital adequacy.

Given the many factors involved, the range of bonus structures and rates for HHG's with-profits business is extremely diverse.

(iv) Future maintenance expenses

Unit maintenance costs are based on budgeted expenses in the year following the reporting date (including VAT as appropriate and excluding one-off expenses). For future years, these are increased for inflation as described below. These expenses include fees charged to the life funds by service companies. Unit costs vary by product line and class of business based on an apportionment which is supported by expense analyses.

Future investment expenses are based on the fees currently charged by the asset managers.

21. LIFE INSURANCE BUSINESS (continued)

(e) Life Insurance policy liabilities valuation (continued)

(v) Inflation and Indexation

Benefits and premiums under many regular premium policies are automatically indexed. Assumed future take-up of these indexation options is based on HHG's own experience. For the purpose of this indexation the annual inflation rates assumed at the relevant valuation dates are:

30 June 2003	2.5%
31 December 2002	1.8%
31 December 2001	1.9%
31 December 2000	1.7%

The assumptions for expense inflation are also based on these rates, but having regard, as appropriate, to the terms of the relevant service company agreement. At 30 June 2003, this resulted in additions to the basic inflation assumption above, the additions being 2.5% p.a. at Pearl and 1.0% p.a. at London Life and NPI. At previous valuation dates the circumstances warranted an additional 1.0% p.a. in respect of London Life only.

(vi) Basis of taxation

The basis of taxation (including deductibility of expenses) is assumed to continue in accordance with legislation current at the valuation date.

Refer to Note 6 for details.

(vii) Voluntary discontinuance

Assumptions for the incidence of withdrawals, paid-ups and premium dormancy are based on investigations of HHG's own experience.

The rates are based upon individual global rates for each of the product groups which are then adjusted for either duration or age attained, as appropriate. Given the variety of influences affecting discontinuance for different product groups the range of voluntary discontinuance rates across HHG is extremely diverse.

Future rates of discontinuance used at the half year ending 30 June 2003 are higher than those assumed at 31 December 2002. At Pearl, long term rates of discontinuance have increased by between 2% p.a. and 15% p.a., with further short term increases of up to 20% p.a., depending on the recent and likely future experience of the particular product. Similar increases were assumed in respect of NPIL and NP Life. For London Life, which has been closed to new business for several years, no changes have been made to the assumed rates of discontinuance. Sensitivity analysis has indicated that changes in the assumed discontinuance rates for London Life would not materially affect the valuation results.

Other than the above, withdrawal assumptions have, since 31 December 2000, remained broadly unchanged.

(viii) Surrender values

The surrender bases assumed are those current at the reporting date. Since 31 December 2002 these have been reduced, materially in some instances, consistent with declines in the value of supporting assets. Prior to 31 December 2002 there were only minor changes which did not materially affect the valuation results.

(ix) Mortality and morbidity

Standard mortality tables, based on national or industry wide data, are used (e.g. AM(F)80, RMV92 and RFC92). They are then adjusted by factors which take account of HHG's own experience. For annuity business adjustment is also made for mortality improvements since the standard tables were published and for some potential improvement in the future.

Rates of mortality assumed at 30 June 2003 are unchanged from those assumed at 31 December 2002, except for the following changes which arose from analysis of the latest available data:

- Annuitant mortality rates at Pearl (including business reinsured from NP Life) have been reduced by about 2.5%.

21. LIFE INSURANCE BUSINESS (continued)

(e) Life Insurance policy liabilities valuation (continued)

- Mortality rates for female annuitants at London Life have been reduced by about 22% following recent analysis of the female experience.

Since 31 December 2000 the only material changes in mortality assumptions have been those occurring at 30 June 2003, plus a reduction in annuitant mortality of between 12% and 20% at NPIL which occurred at 31 December 2002. The extent of these changes is consistent with available analyses of HHG's own experience.

(f) Policy acquisition costs – life insurance

Policy acquisition costs are the fixed and variable costs of acquiring new business and include the related commission, policy issuing and underwriting costs, agency expenses and other sales costs. The actual acquisition costs incurred in life businesses are recorded in the statement of financial performance.

The future recovery of acquisition costs is taken into account in determining life insurance policy liabilities. The acquisition costs to be recovered are determined as the excess (if any) of the actual costs incurred over the explicit initial policy charges. Losses are recognised at inception where future revenues are insufficient to recover net acquisition costs.

(g) Restrictions on assets

Investments held in the life funds can only be used within the restrictions imposed under the Financial Services and Markets Act 2000, and the rules of the Financial Services Authority ("FSA"). The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distributions when solvency and other regulatory requirements are met.

(h) Solvency and capital adequacy

Life insurance companies are required to hold prudential reserves over and above their policy liabilities, as a buffer against adverse experience and poor investment returns. The minimum level of reserves required to be held by HHG to support policyholder benefits is laid down in the rules of the FSA. HHG holds additional amounts within its life insurance subsidiaries which gives a somewhat higher level of security for policyholder benefits.

In the UK, a common measure of financial strength in accordance with the UK regulatory requirements is the free asset ratio ("FAR"). There are a number of ways of calculating the FAR. On the more conservative of the liability methods, it is calculated as the value of admissible assets and any implicit items less the value of statutory liabilities and the Required Minimum Margin expressed as a percentage of the statutory liabilities. At 30 June 2003, the FARs of the major UK entities were determined as follows (component amounts are shown in £m for consistency with the presentation in FSA returns where such figures were ordinarily published):

	Pearl £m	London Life £m	NP Life £m	NPIL £m
As at 30 June 2003:				
Admissible Assets	14,858	2,920	7,916	3,779
Plus Implicit Item	400	80	–	–
Less Statutory Liabilities	(14,406)	(2,870)	(7,575)	(3,706)
Less Required Minimum Margin	(588)	(99)	(311)	(47)
Free Assets	**264**	**31**	**30**	**26**
FAR (as % of Statutory Liabilities)	1.8%	1.1%	0.4%	0.7%

The above figures reflect the actual regulations applying as at 30 June 2003 and make no allowance for any regulatory changes currently being proposed by the FSA or for the proposed internal restructure of HHG expected to take place as part of the Demerger. The effect of the proposed FSA changes and the internal restructure are reflected in table R of the Consulting Actuaries report in section 14.

22. GENERAL INSURANCE BUSINESS

	As at 30 June 2003 $m
(a) Outstanding claims – general insurance[1]	
Expected future claims payments – undiscounted	836
Discount to present value	(228)
Total outstanding claims	608
Current	59
Non-current	549
Total outstanding claims	608
The liability for outstanding claims is segmented as follows:	
Direct insurance	553
Inwards reinsurance	55
Total outstanding claims	608

(b) Outstanding claims details

The following range of inflation rates (normal and superimposed) and discount rates were used in the measurement of outstanding claims and reinsurance recoveries:

	For half year ended 30 June 2003	
	Half year ending 30 June 2004 %	Subsequent half years %
Direct insurance		
Inflation rate[2]	–	–
Discount rate	2.8-4.0	2.8-4.0
Inwards reinsurance		
Inflation rate[2]	–	–
Discount rate	2.8-4.0	2.8-4.0

Economic inflation decreases the purchasing power of money and superimposed inflation is the escalation of claim payments due to changes in court awards and community attitudes etc.

The weighted average expected term to settlement of the outstanding claims from the balance date is estimated to be 7.8 years for direct insurance and 10.4 years for inward reinsurance.

Notes:

1. Reinsurance claims recoverable are included in Receivables (Note 7).
2. For inwards reinsurance and some direct insurance, inflation is allowed for implicitly in the method used to determine outstanding claims.

23. NOTES TO THE PRO-FORMA STATEMENT OF CASH FLOWS

	6 months ended 30 June 2002 $m	6 months ended 30 June 2003 $m
(a) Reconciliation of the net profit after income tax before corporate borrowings costs to cash flows from operating activities before corporate borrowing costs		
Net profit (loss) after income tax before corporate borrowing costs	(418)	299
Depreciation of operating assets	40	14
Amortisation of intangibles	8	10
Net profit (loss) on sale of investments and operating assets	690	1,729
Decrease (increase) in investment asset values	9,910	(2,031)
Decrease (increase) in receivables and other assets	(1,552)	433
(Decrease) increase in net policy liabilities	(9,620)	(1,010)
(Decrease) increase in income tax provisions	(646)	206
(Decrease) increase in other creditors	208	(790)
Cash flows from operating activities before corporate borrowing costs	**(1,380)**	**(1,140)**

	6 months ended 30 June 2003 $m
(b) Financing arrangements	
(i) Overdraft facilities	
Bank overdraft facility available	–
(ii) Credit standby facilities	
Revolving and standby credit facilities	
Available	246
Used	(123)
Unused	**123**
(iii) Loan facilities	
In addition to facilities arranged through bond and note issues (refer Notes 15 and 16), financing facilities are provided through bank loans under normal commercial terms and conditions.	
Available	1,346
Used	(1,346)
Unused	**–**
(iv) Bond and note funding programs	
Available	280
Used	(22)
Unused	**258**

24. CONTROLLED ENTITIES

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
34 Brook Street GP Limited	UK	Ord	1	100
Advizas Limited	UK	Ord		100
Akimbo Nominees Limited	Hong Kong	Ord		100
Alcobendas Entrust Limited	UK	Ord		100
AMP (Buchanan Galleries) Limited	UK	Ord		100
AMP (NPI) Finance Limited	UK	Ord, Pref		100
AMP (NPI) Holdings Limited	UK	Ord A, Participating B		100
AMP (NPI) Payments Limited	UK	Ord		100
AMP (UK) Finance Services Plc	UK	Ord	6	–
AMP (UK) Financial Planning Limited	UK	Ord		100
AMP (UK) Financial Services Limited	UK	Ord		100
AMP (UK) Investment Services 2 Limited	UK	Ord		100
AMP (UK) Investment Services Limited	UK	Ord, Ord A		100
AMP (UK) PGI Limited	UK	Ord		100
AMP (UK) Plc	UK	Ord, Pref A		100
AMP (UK) Services Limited	UK	Ord		100
AMP (UK) Trustees Limited	UK	Ord		100
AMP Asset Management Limited	UK	Ord		100
AMP Buchanan Plc	UK	Ord		100
AMP European Holdings Limited	UK	Ord		100
AMP Henderson Global Investors Limitada	Chile	Ord		100
AMP Interactive Investor Limited	UK	Ord		100
AMP International Holdings Limited	UK	Ord		100
AMP Invest Plc	UK	Ord A,B,C	4	100
AMP New Ventures Limited	UK	Ord		100
AMP Pensions Administration Limited	UK	Ord		100
AMP Portfolio Managers Limited	UK	Ord		100
AMP Technology Ventures Limited	UK	Ord		100
AMP Virgin Holdings Limited	UK	Ord		100
Ample Investment Limited	UK	Ord		100
Basil Investments Limited	UK	Ord A, Pref B		100
Bookey Isaacs & Co. Limited	UK	Ord, Ord A	1	100
Charter Sense Investments Limited	Hong Kong	Ord	2	–
Cinema Entrust Limited	UK	Ord		100
Clarendon Road GP Limited	UK	Ord	1	100
Crescent Centre Bristol (No.1) Limited	UK	Ord		100
Crescent Centre Bristol (No.2) Limited	UK	Ord		100
CSC Information Systems Limited	UK	Ord A,B		25
Guthrie Herrington & Co Limited	UK	Ord		100
Henderson (Bull Ring) Limited	UK	Ord		100
Henderson (Covent Garden) Limited	UK	Ord		100
Henderson (Martineau Phase 1) Limited	UK	Ord		100

Section 13

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
Henderson (Martineau Phase 2) Limited	UK	Ord		100
Henderson (Moor House) Limited	UK	Ord		100
Henderson (Potteries) Limited	UK	Ord		100
Henderson Administration (Guernsey) Limited	Guernsey	Ord		100
Henderson Administration Group Limited	UK	Ord		100
Henderson Administration Limited	UK	Ord		100
Henderson Administration Services Limited	UK	Ord		100
Henderson Administration Trustees Limited	UK	Ord		100
Henderson BR Birmingham Limited	UK	Ord		100
Henderson Enhanced Index (UK GP) Limited (formerly Henderson Global Investors Stakeholder GP Limited)	UK	Ord		100
Henderson Equity Partners Limited	UK	Ord		100
Henderson Financial Services Limited (formerly London Life (3 Henrietta Street) Limited)	UK	Ord		100
Henderson Fund Management Plc	UK	Ord		100
Henderson Fund Management Stakeholder GP Limited	UK	Ord		100
Henderson Global Investors (France) SAS	France	Ord		100
Henderson Global Investors (Holdings) Plc	UK	Ord		100
Henderson Global Investors (Hong Kong) Limited	Hong Kong	Ord	5	100
Henderson Global Investors (International Holdings) BV	Netherlands	Ord		100
Henderson Global Investors (Ireland) Limited	Ireland	Ord	5	100
Henderson Global Investors (Japan) KK	Japan	Ord	5	100
Henderson Global Investors (Jersey) Limited	Jersey	Ord	5	100
Henderson Global Investors (North America) Inc	USA	Ord		100
Henderson Global Investors (Singapore) Limited	Singapore	Ord	5	100
Henderson Global Investors (Switzerland) Limited	Switzerland	Ord		100
Henderson Global Investors BV	Netherlands	Ord		100
Henderson Global Investors Equity Planning Inc	USA	Ord		100
Henderson Global Investors GP LLC	USA	Ord		100
Henderson Global Investors Austria Immobilien GmbH	Austria	Ord	1	65
Henderson Global Investors Limited	UK	Ord		100
Henderson Holdings Limited (formerly Henderson Administration International Holdings Limited)	UK	Ord, Part Pref		100
Henderson Independent Fund Management SA	Luxembourg	Ord	5	100
Henderson International Inc	USA	Ord		100
Henderson Invest Limited	UK	Ord		100

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
Henderson Investment Funds Limited	UK	Ord		100
Henderson Investment Management Limited	UK	Ord		100
Henderson Investors Limited	UK	Ord		100
Henderson Management SA	Luxembourg	Ord	5	100
Henderson MG Birmingham Limited	UK	Ord		100
Henderson MP Birmingham Limited	UK	Ord		100
Henderson Premier Greenford Limited	UK	Ord		100
Henderson Private Capital (GP) Limited	Scotland	Ord		100
Henderson Private Capital Limited	UK	Ord		100
Henderson Property Management (Jersey) Limited	Jersey	Ord		100
Henderson Real Estate Strategy Limited	UK	Ord		100
Henderson Secretarial Services Limited	UK	Ord		100
Henderson Touche Remnant (Guernsey) Limited	Guernsey	Ord		100
Henderson Trust Company Limited	Jersey	Ord		100
HGI Investment Holdings Pty Limited	Australia	Ord		100
HGP2 Limited	Scotland	Ord		100
HGP3 Limited	Scotland	Ord		100
HGP4 Limited	Scotland	Ord		100
HGP5 Limited	Scotland	Ord		100
HPC Nominees Limited	UK	Ord		100
Interactive Investor (Overseas) Limited	UK	Ord		100
Interactive Investor International (SA) Pty Limited	South Africa	Ord		100
Interactive Investor Limited	UK	Ord		100
Interactive Investor Solutions Limited	UK	Ord		100
Interactive Investor Trading Limited	UK	Ord		100
Interactive Markets (Asia) Limited	Hong Kong	Ord		100
Interactive Markets Limited	UK	Ord		100
London Life (7/8 Henrietta Street) Limited	UK	Ord		100
London Life (9 Henrietta Street) Limited	UK	Ord		100
London Life (10 Henrietta Street) Limited	UK	Ord		100
London Life (11 Henrietta Street) Limited	UK	Ord		100
London Life (12/13 Henrietta Street) Limited	UK	Ord		100
London Life (17/18 Henrietta Street) Limited	UK	Ord		100
London Life (30 Maiden Lane) Limited	UK	Ord		100
London Life (40/41 Maiden Lane) Limited	UK	Ord		100
London Life (Caxton Court) Limited	UK	Ord		100
London Life (Four Pools) Limited	UK	Ord		100
London Life (Hambridge) Limited	UK	Ord		100
London Life (High Road, Whetstone) Limited	UK	Ord		100
London Life (Lochside Court) Limited	UK	Ord		100
London Life (Norton Folgate) Limited	UK	Ord		100
London Life (Oldham Broadway) Limited	UK	Ord		100
London Life (Oxford SP) Limited	UK	Ord		100

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
London Life (Picketts Lock) Limited	UK	Ord		100
London Life (Rivergate) Limited	UK	Ord		100
London Life (Union Park) Limited	UK	Ord		100
London Life (Wharf) Limited	UK	Ord		100
London Life (Wincheap) Limited	UK	Ord		100
London Life Group Services Limited	UK	Ord		100
London Life Holdings Limited	UK	Ord		100
London Life Limited	UK	Ord		100
London Life Linked Assurances Limited	UK	Ord		100
London Life Trustees Limited	UK	Ord		100
Michie European Holdings BV	Netherlands	Ord		100
National Provident Institution	UK	N/A		100
National Provident Life Limited	UK	Ord		100
New London Properties Limited	UK	Ord, Cum Pref		100
NP Life Holdings Limited	UK	Ord A,B		100
NPI (10 Gt Newport) Limited	UK	Ord		100
NPI (10 Henrietta Street) Limited	UK	Ord		100
NPI (103 Broad Street) Limited	UK	Ord		100
NPI (12 Eastgate) Limited	UK	Ord		100
NPI (17/18 Henrietta Street) Limited	UK	Ord		100
NPI (201 High Street Cheltenham) Limited	UK	Ord		100
NPI (226 Sauchiehall) Limited	UK	Ord		100
NPI (28/29 Southampton Street) Limited	UK	Ord		100
NPI (3 Henrietta Street) Limited	UK	Ord		100
NPI (30 Maiden Lane) Limited	UK	Ord		100
NPI (31 Cornmarket) Limited	UK	Ord		100
NPI (4 Henrietta Street) Limited	UK	Ord		100
NPI (40/41 Maiden Lane) Limited	UK	Ord		100
NPI (41 Kingsway) Limited	UK	Ord		100
NPI (42/43 Maiden Lane) Limited	UK	Ord		100
NPI (4-6 Commercial Street, Leeds) Limited	UK	Ord		100
NPI (55 Temple Row, Birmingham) Limited	UK	Ord		100
NPI (67/68 Long Acre) Limited	UK	Ord		100
NPI (7/8 Henrietta Street) Limited	UK	Ord		100
NPI (9 Henrietta Street) Limited	UK	Ord		100
NPI (Acton Lane) Limited	UK	Ord		100
NPI (Aspen) Limited	UK	Ord		100
NPI (Aztec West) Limited	UK	Ord		100
NPI (Brandon Road) Limited	UK	Ord		100
NPI (Broadway) Limited	UK	Ord		100
NPI (CBX) Limited	UK	Ord		100
NPI (Clarendon Road) Limited	UK	Ord		100
NPI (Corinthian House) Limited	UK	Ord		100
NPI (Cranmer House) Limited	UK	Ord		100

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
NPI (Cribbs Causeway) Limited	UK	Ord		100
NPI (Crossways) Limited	UK	Ord		100
NPI (East Brickhill, Milton Keynes) Limited	UK	Ord	2	–
NPI (Heathfield Road) Limited	UK	Ord		100
NPI (Hendon) Limited	UK	Ord		100
NPI (Hook) Limited	UK	Ord		100
NPI (Interplex 16) Limited	UK	Ord		100
NPI (IT, Maidenhead) Limited	UK	Ord		100
NPI (Kimpton) Limited	UK	Ord		100
NPI (Lexicon) Limited	UK	Ord		100
NPI (Lister Road) Limited	UK	Ord		100
NPI (Long Acre) Limited	UK	Ord		100
NPI (Marlow) Limited	UK	Ord		100
NPI (Maylands 1) Limited	UK	Ord		100
NPI (Maylands 2) Limited	UK	Ord		100
NPI (Merlin Place) Limited	UK	Ord		100
NPI (Mile End) Limited	UK	Ord		100
NPI (Petty Cury) Limited	UK	Ord		100
NPI (Phase 20 GBP) Limited	UK	Ord		100
NPI (Phase 21 GBP) Limited	UK	Ord		100
NPI (Phase 9 GBP) Limited	UK	Ord		100
NPI (Piercy House) Limited	UK	Ord		100
NPI (Poplar) Limited	UK	Ord		100
NPI (Printworks) Limited	UK	Ord		100
NPI (Queen Annes Gate) Limited	UK	Ord		100
NPI (Ranger House) Limited	UK	Ord		100
NPI (Rutland Court) Limited	UK	Ord		100
NPI (Sitel House) Limited	UK	Ord		100
NPI (St Catherines) Limited	UK	Ord		100
NPI (St Martins Place) Limited	UK	Ord		100
NPI (Stonecutter Square) Limited	UK	Ord	2	–
NPI (Stonecutter, Bristol) No. 1 Limited	UK	Ord		100
NPI (Stonecutter, Bristol) No. 2 Limited	UK	Ord		100
NPI (Temple Row) Limited	UK	Ord		100
NPI (Troy Court) Limited	UK	Ord		100
NPI (Victoria Square) Limited	UK	Ord		100
NPI (Westgate) Limited	UK	Ord		100
NPI Annuities Limited	UK	Ord		100
NPI Asset Management Limited	UK	Ord		100
NPI Finance Plc	UK	Ord		100
NPI International Dublin Limited	Ireland	Ord		100
NPI Investment Managers Limited	UK	Ord		100
NPI Limited	UK	Ord		100
NPI Managed Properties Limited	UK	Ord	2	–

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
NPI Properties Limited	UK	Ord		100
NPI Self Invested Personal Pensions Limited	UK	Ord		100
Oyster Holding Company Limited	UK	Ord		100
Oyster Overseas Limited	UK	Ord		100
Pacemaker Limited	UK	Ord		100
Pearl (1/9 Friar Lane) Limited	UK	Ord		100
Pearl (12/18 St Stephens Street) Limited	UK	Ord		100
Pearl (21 South Gyle Crescent) Limited	UK	Ord		100
Pearl (29/30 Commercial Street) Limited	UK	Ord		100
Pearl (40 Marsh Wall) Limited	UK	Ord		100
Pearl (76/77 Princes Street) Limited	UK	Ord	2	–
Pearl (Alcobendas) Limited	UK	Ord		100
Pearl (Alder Castle) Limited	UK	Ord		100
Pearl (Bampton Way) Limited	UK	Ord		100
Pearl (Barwell 2) Limited	UK	Ord		100
Pearl (Blakelands 1) Limited	Jersey	Ord		100
Pearl (Blakelands 2) Limited	Jersey	Ord		100
Pearl (Blakelands 3) Limited	UK	Ord		100
Pearl (Bridge St) Limited	UK	Ord		100
Pearl (Brighton Marina 2) Limited	UK	Ord		100
Pearl (Brunswick 1) Limited	Jersey	Ord		100
Pearl (Brunswick 2) Limited	Jersey	Ord		100
Pearl (Brunswick 3) Limited	UK	Ord		100
Pearl (Buchanan Galleries) Limited	UK	Ord		100
Pearl (CASA II) USA Inc	USA	Ord		100
Pearl (Castle Street/George Street) Limited	UK	Ord		100
Pearl (Chiswick House) Limited	UK	Ord		100
Pearl (Commonwealth House) Limited	UK	Ord		100
Pearl (Cutlers Court) Limited	UK	Ord		100
Pearl (Dimensions) Limited	UK	Ord		100
Pearl (Ellerman House) Limited	UK	Ord		100
Pearl (Exchange House, Wakefield)	UK	Ord		100
Pearl (Factory Lane, Croydon) Limited	UK	Ord		100
Pearl (Farnborough Gate) Limited	UK	Ord		100
Pearl (Five Ways) Limited	UK	Ord		100
Pearl (Grand Island) Limited	UK	Ord		100
Pearl (High Wycombe) Limited	UK	Ord		100
Pearl (Highland Landmark III) USA Inc.	USA	Ord		100
Pearl (Holbrook House) Limited	UK	Ord		100
Pearl (Hounds Hill) Limited	UK	Ord		100
Pearl (Icerenkoy) Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord		100
Pearl (Key West, Slough) Limited	UK	Ord		100
Pearl (Kingsley House 1) Ltd	UK	Ord		100

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
Pearl (Kingsley House 2) Ltd	UK	Ord		100
Pearl (Midway MK) Limited	UK	Ord		100
Pearl (Moor House 1) Limited	UK	Ord		100
Pearl (Moor House 2) Limited	UK	Ord		100
Pearl (New Bridge Street West) Limited	UK	Ord		100
Pearl (Orbital Park) Limited	UK	Ord		100
Pearl (Parkway Bridge) Limited	UK	Ord		100
Pearl (Potteries) Limited	UK	Ord		100
Pearl (Premier Park 1) Limited	Jersey	Ord		100
Pearl (Premier Park 2) Limited	Jersey	Ord		100
Pearl (Princes Quay) Limited	UK	Ord		100
Pearl (Print Works) Limited	UK	Ord		100
Pearl (Quadrant) Limited	UK	Ord		100
Pearl (St Georges St, CANTERBURY) Limited	UK	Ord		100
Pearl (Stockingswater Lane) Limited	UK	Ord		100
Pearl (Stockley Park) Limited	UK	Ord		100
Pearl (Tavistock Road) Limited	UK	Ord		100
Pearl (Turkey) Limited	UK	Ord		100
Pearl (Waverley House) Limited	UK	Ord		100
Pearl (Wexham Springs) Limited	UK	Ord		100
Pearl (Winter's Building) Limited	UK	Ord		100
Pearl Assurance (Unit Funds) Limited	UK	Ord		100
Pearl Assurance (Unit Linked Pensions) Limited	UK	Ord		100
Pearl Assurance Group Holdings Limited	UK	Ord		100
Pearl Assurance Plc	UK	Ord A,B		100
Pearl Developments Limited	UK	Ord		100
Pearl Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord		100
Pearl Group Limited	UK	Ord A,B,C, Pref		100
Pearl ISA Limited	UK	Ord		100
Pearl Trustees Limited	UK	Ord		100
Pearl Unit Trusts Limited	UK	Ord		100
Pearlinvest Limited	UK	Ord		100
Real Estate Strategy Limited	UK	Ord, Ord B		100
Snalie Limited	UK	Ord, Ord A		100
Stonecutter GP Limited	UK	Ord	2	–
The London Life Association Limited	UK	N/A		100
Tisdale Life Consultants Limited	UK	Ord	1	100
TLIM Nominees Limited	UK	Ord, Ord A		100
Touche Remnant Investment Management Limited	UK	Ord		100
Touche Remnant Property Co	UK	Ord, Non Cum Pref		100
Towry Law (Asia) Holdings Limited	Cayman Islands	Ord, Redeemable		100
Towry Law (Asia) HK Limited	Hong Kong	Ord		100

24. CONTROLLED ENTITIES (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2003
Towry Law (Asia) Limited	Hong Kong	Ord		100
Towry Law (Asia) Nominees Limited	BVI	Ord		100
Towry Law (Asia) Services Limited	Hong Kong	Ord		100
Towry Law (Bevingtons) Limited	UK	Ord		100
Towry Law (SE Asia) Limited	Malaysia	Ord		100
Towry Law Central Services Limited	UK	Ord		100
Towry Law Financial Services (Ireland) Limited	Ireland	Ord	2	–
Towry Law Financial Services Limited	UK	Ord, Ord A, Pref		100
Towry Law Fraser Smith Limited	UK	Ord		100
Towry Law Insurance Brokers Limited	UK	Ord		100
Towry Law International (Bermuda) Limited	Bermuda	Ord		100
Towry Law International (Japan) Limited	Japan	Ord		100
Towry Law International (SA) (Pty) Limited	South Africa	Ord		100
Towry Law International (Singapore) Private Limited	Singapore	Ord	1	100
Towry Law International (Southern Europe) SL	Spain	Ord	1	100
Towry Law International Europe NV	Belgium	Ord	2	–
Towry Law International Limited	Jersey	Ord		100
Towry Law Investment Management Limited	UK	Ord		100
Towry Law Investment Services Limited	UK	Ord		100
Towry Law Mortgage Services Limited	UK	Ord	1	50
Towry Law plc	UK	Ord		100
Towry Law Quest Trustee Limited	UK	Ord		100
Towry Law Trustee Company Limited	UK	Ord		100
TR Development Capital Investments Limited	Jersey	Ord A,B	2	–
Uppercrest Limited	UK	Ord A,B	1	100

Notes:

1. Acquired in 2003.
2. Disposed in 2003.
3. Voluntary winding up was commenced in 2002.
4. The ordinary A and B class shares in AMP Invest plc will be converted into ordinary C class shares in the restructure of the HHG Group prior to the demerger.
5. As part of the restructure leading up to the demerger, these companies together with a new company Henderson Holdings (Jersey) Limited to be incorporated in Jersey, will be transferred from AMP to HHG Group.
6. AMP (UK) Finance Services Plc was transferred to AMP as part of the restructure leading up to the demerger.
7. As part of the restructure leading up to the demerger, the equity unit in the AMP Reset Preferred Securities Trust held by HHG will be transferred to AMP.

25. INVESTMENTS IN ASSOCIATED ENTITIES

Details of investments in associated entities are as follows:

COMPANIES[1] NAME OF ENTITY	PRINCIPAL ACTIVITY	Ownership Interests 30 June 2003 %	Carrying amount 30 June 2003 A$m
Held by life insurers			
Virgin Money Group Limited	Financial services	50	–
Total investments in associated entities			–

26. FORWARD INVESTMENTS, LEASING AND OTHER COMMITMENTS

	As at 30 June 2003 $m
(a) Forward investment and other commitments at 30 June 2003 not provided for in the financial statements and expected to be payable	
Balance outstanding under contracts for the purchase of freehold and leasehold properties and/or erection of buildings thereon	
Due within one year	149
Due within one year to five years	–
Due later than five years	–
Total forward investment and other commitments not provided for	149
(b) Operating lease commitments (non-cancellable)	
Due within one year	22
Due within one year to five years	73
Due later than five years	82
Total operating lease commitments	177
(c) Finance lease commitments	
Due within one year	1
Due within one year to five years	–
Due later than five years	–
Total finance lease liability	1

27. CONTINGENT LIABILITIES

The following are not recognised in the statement of financial position:

(a) In the normal course of business the HHG Group is exposed to legal issues which involve litigation and arbitration.

(b) Contingent liabilities which are considered to be covered under an insurance policy, but where indemnity has not been granted yet, are not reported here, to avoid making an admission which prejudices the insurer's rights.

(c) In the normal course of business, the HHG Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of the investment portfolio.

(d) In the normal course of business, the HHG Group enters into various types of business contracts that give rise to contingent liabilities. These include guarantees for performance obligations and undertakings for maintenance of net worth and liquidity support to controlled entities in the Group.

(e) Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them. The extent of such liabilities is influenced by the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements.

27. CONTINGENT LIABILITIES (continued)

(f) As part of the demerger, HHG will release all intra-group guarantees with AMP Group and will use best endeavours to procure the release of all third party guarantees and financial support given by the AMP Group in respect of the businesses to be conducted by the HHG Group after the demerger, except as otherwise agreed. HHG will indemnify AMP against liabilities in relation to such guarantees and financial support until they are released. AMP will have reciprocal obligations.

HHG is not aware of any circumstances that would result in any material future payments as a result of the above items.

28. SUPERANNUATION COMMITMENTS

	Accrued benefits $m	Net market value of plan assets $m	Net surplus $m	Vested benefits $m	Date measured[1]
AMP UK Staff Pension Scheme[2]	3,859	4,614	755	N/A[3]	31/12/01

Notes:

1. Dates of the last actuarial valuations of these funds.
2. HHG did not make full regular contributions to these funds. HHG will recommence full regular contributions when it becomes appropriate to do so based on the scheme rules and on actuarial advice.
3. Vested benefits as defined in accounting standards in Australia are not normally calculated by UK funds of this type. In each case, vested benefits would be substantially the same as, or less than, the accrued benefits.

A review of the scheme as at 30 June 2003, based on the assumptions used for the last actuarial valuation, indicated a deficit (approx £10m). The trustee has not asked HHG to support the fund and no additional payments are currently being made.

29. RELATED PARTY DISCLOSURES

(a) Directors

The names of all persons who held office as a Director of AMP UK plc during the six months ended 30 June 2003 are:

Sir Malcolm Bates
P J Costain
A C Hotson
I W Laughlin
A M Mohl
Sir William Wells

Subsequent to 30 June 2003, the following individuals also joined the HHG Board:

R P Handley
N T Hiscock
R P Yates

29. RELATED PARTY DISCLOSURES (continued)

Details of Director shareholdings at 30 June 2003 are set out in section 10 of the document.

Details of

- remuneration paid or payable to;
- loans made to; and
- transactions entered into with;

Directors of AMP Limited and Directors of related entities have been disclosed in AMP Limited's Annual Reports for the years ended 31 December 2002, 2001 and 2000. Further details are set out in section 10 of the document.

(b) Other related party transactions

In the normal course of business, transactions occurred between entities in the AMP Group and entities in the HHG Group on normal terms and conditions in respect of investment management fees, service fees and interest as follows:

	12 months ended 31 December 2000 $m	12 months ended 31 December 2001 $m	12 months ended 31 December 2002 $m	6 months ended 30 June 2003 $m
Revenues charged by HHG Group to AMP Group	22	42	60	99
Expenses charged by AMP Group to HHG Group	(72)	(37)	(44)	(73)

13.4 Independent Accountant's Report on Forecast Financial Information

ERNST & YOUNG

TRANSACTION ADVISORY SERVICES

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5212
DX Sydney Stock Exchange 10172

16 October 2003

The Directors
AMP Limited
33 Alfred Street
SYDNEY NSW 2000

Dear Directors

Independent Accountant's Report on Forecast Financial Information

We have prepared this Independent Accountant's Report (the "Report") on the forecast financial information for inclusion in a Explanatory Memorandum to be dated on or about 16 October 2003 (the "Explanatory Memorandum") relating to the Demerger of HHG plc ("HHG") from AMP Limited ("AMP"). Following the Demerger both companies will be separately listed on the Australian Stock Exchange.

Expressions defined in the Explanatory Memorandum have the same meaning in this Report.

The nature of this Report is such that it can be given only by an entity, which holds a Dealer's Licence under the Corporations Act. Ernst & Young Transaction Advisory Services Limited holds the appropriate Dealer's Licence.

Scope

You have requested Ernst & Young Transaction Advisory Services Limited to prepare a report on the pro-forma consolidated forecast financial performance of the continuing businesses that will comprise the AMP Group following the Demerger for the year ending 31 December 2003 (the "Forecast") as set out in section 5.4.1 of the Explanatory Memorandum. This Report does not relate to pro-forma historical financial information shown in section 5.4.1 of the Explanatory Memorandum.

The basis on which the Forecast has been prepared is set out in section 5.4.1 of the Explanatory Memorandum. The Forecast, which has been prepared on the assumption that the Demerger proceeds, will be substantially different from the actual results for AMP for the year ending 31 December 2003. This is because the Forecast does not include the forecast financial results of HHG Group. In addition, the actual results for the AMP Group for the year ending 31 December 2003 will include a number of other items shown separately in section 5.4.1 of the Explanatory Memorandum under the heading "Reconciliation from pro-forma forecast net profit after tax to underlying forecast net profit after tax of the AMP Group after the Demerger for the year ending 31 December 2003".

The Directors are responsible for the preparation and presentation of the Forecast, including the best-estimate assumptions, which include the pro-forma transactions, on which they are based. The Forecast has been prepared for inclusion in the Explanatory Memorandum. We disclaim any assumption of responsibility for any reliance on this Report or on the Forecast to which it relates for any purposes other than for which it was prepared.

Review of Directors' Best-Estimate Assumptions

Our review of the best-estimate assumptions underlying the Forecast was conducted in accordance with the Australian Auditing and Assurance Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary. These procedures included discussion with the Directors and management of AMP and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that:

(a) the best-estimate assumptions do not provide a reasonable basis for the preparation of the Forecast;

(b) in all material respects, the Forecast is not properly prepared on the basis of the best-estimate assumptions; and

ERNST & YOUNG

(c) the Forecast is not presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of AMP disclosed in note 1 in section 13.2 of the Explanatory Memorandum.

The Forecast has been prepared by the Directors to provide investors with a guide to AMP's potential future financial performance based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of the Forecast. Actual results may vary materially from those Forecast and the variation may be materially positive or negative. Accordingly, investors should have regard to the Risk Factors set out in section 4.8 of the Explanatory Memorandum and Sensitivity Analysis set out in section 5.5 of the Explanatory Memorandum.

Our review of the Forecast, that is based on best-estimate assumptions, is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecast included in the Explanatory Memorandum.

Statement

Based on our review of the Forecast as set out in section 5.4.1 of the Explanatory Memorandum, which is not an audit, and based on an investigation of the reasonableness of the Directors' best-estimate assumptions giving rise to the forecast financial information, nothing has come to our attention which causes us to believe that:

(a) the Directors' best-estimate assumptions set out in section 5.4.2 of the Explanatory Memorandum do not provide a reasonable basis for the preparation of the Forecast; and

(b) the Forecast is not properly compiled on the basis of the Directors' best-estimate assumptions and are not presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AMP disclosed in note 1 in section 13.2 of the Explanatory Memorandum as applied in Australia for presenting pro-forma forecasts in prospectuses and Explanatory Memorandums.

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of AMP and the Directors. If events do not occur as assumed, actual results achieved and distributions provided by AMP may vary significantly from the Forecast. Accordingly, we do not confirm or guarantee the achievement of the Forecast, as future events, by their very nature, are not capable of independent substantiation.

Subsequent Events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of AMP have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

Ernst & Young Transaction Advisory Services Limited does not have any interest in the outcome of the Demerger, other than in connection with the preparation of this Report. Ernst & Young has prepared an Independent Accountant's Report on Reviewed Pro-Forma Historical Financial Information and participated in due diligence procedures. Ernst & Young Transaction Advisory Services Limited will receive a professional fee for the preparation of this Report. Ernst & Young also acts as the statutory auditor of AMP Limited.

Yours faithfully
Ernst & Young Transaction Advisory Services Limited

Paul Siviour
Director

Section 14

Consulting Actuary's report

14 Consulting Actuary's report

Tillinghast - Towers Perrin

Level 17, MLC Centre
19-29 Martin Place
Sydney NSW 200010
GPO Box 3279
Sydney NSW 2001
Tel: (02) 9229 5555
Fax: (02) 9229 5566
Fax: (02) 9229 5588

Management Consultants
and Actuaries

16 October 2003

The Directors & Chief Executive Officer
AMP Ltd
33 Alfred Street
SYDNEY NSW 2000

Ladies and Gentlemen

CONSULTING ACTUARY'S REPORT

Part A – Background

1 Introduction

Tillinghast – Towers Perrin has been engaged by AMP Services Ltd ("AMP Services") to provide actuarial advice and opinions on certain matters in connection with the proposed Demerger of AMP Ltd ("AMP") and HHG plc ("HHG") from AMP.

This report, which has been produced for inclusion in the Explanatory Memorandum prepared by AMP Ltd, sets out the scope of the work that we have been engaged to undertake and summarises the results of our work. The reader's attention is drawn to Section 18 of this report which sets out certain reliances and limitations relating to the use of the report. Terms defined in the Explanatory Memorandum have the same meaning in this report. All references to dollars in this report are to Australian dollars unless otherwise specified. Certain of the tables in this report may not add exactly due to rounding.

This report should be read in conjunction with the Explanatory Memorandum, which provides a more complete description of the business of, and the risk factors relating to, AMP and HHG.

2 Basis of Preparation

The results set out in this report are presented on the assumption that the proposed Demerger and the related capital and corporate restructurings had taken place as at 30 June 2003. Details of the proposed capital and corporate restructurings may be found in Section 10.4 of the Explanatory Memorandum.

The Directors & Chief Executive Officer
16 October 2003
Page 2.

Tillinghast - Towers Perrin

3 Scope of Work

The scope of our work was as follows.

- To determine the embedded value based on a capital-market-consistent approach ("Market-Consistent Embedded Value") of AMP Financial Services and Life Services, as at 30 June 2003 (Sections 6 and 11).
- To determine the value of new business written in the first six months of 2003 by AMP Financial Services using a capital-market-consistent approach ("Market-Consistent Value of Six Months' Sales") (Section 6).
- To determine the embedded value using traditional methods ("Traditional Embedded Value") of AMP Financial Services and Life Services, as at 30 June 2003 (Sections 7 and 12).
- To determine the value of new business written in the first six months of 2003 by AMP Financial Services using traditional methods ("Traditional Value of Six Months' Sales") (Section 7).
- To provide commentary on the differences between the Market-Consistent Embedded Values and the Traditional Embedded Values of AMP Financial Services and Life Services (Sections 8 and 13).
- To provide commentary on the material differences between the Traditional Embedded Values of AMP Financial Services and Life Services we have determined and those prepared by AMP for its Half Year 2003 Investor Report issued on 20 August 2003 (Sections 9 and 14).
- To determine the sensitivity of the Traditional Embedded Values, Market-Consistent Embedded Values, Traditional Value of Six Months' Sales and Market-Consistent Value of Six Months' Sales to changes in certain assumptions and scenarios (Sections 10 and 15).
- To provide a realistic balance sheet and risk capital margin requirement for Pearl Assurance plc ("Pearl"), National Provident Life Ltd ("National Provident Life") and London Life Ltd ("London Life") on the basis set out by the Financial Services Authority ("FSA") in its Consultation Paper 195, dated August 2003 (Section 16).
- To provide further commentary on the capital position of Life Services (Section 17).
- To provide a projection of net cash flows illustrating the run-off pattern of the business of Life Services (Section 17).

Section 14

3.1 AMP Financial Services

For the purposes of this report, AMP Financial Services comprises: the statutory funds of AMP Life Ltd; $10 million of capital held in the shareholders' fund of AMP Life Ltd to meet statutory capital requirements; AMP Financial Services' (excluding AMP Banking) contribution to the net revenue of AMP Services Ltd; AMP Services (NZ) Ltd; Hillross Financial Services Ltd; Australian Securities Administration Ltd; AMP Superannuation Ltd; INSSA Pty Ltd;

The Directors & Chief Executive Officer
16 October 2003
Page 3.

Tillinghast - Towers Perrin

AMP Financial Planning Ltd; AMP GI Distribution Pty Ltd; Arrive Wealth Management Pty Ltd; and Magnify Financial Planners Ltd.

For the avoidance of doubt, our scope of work in respect of AMP Financial Services did not include: AMP Banking; AMP/Ergo Mortgage and Savings Ltd; Ergo Personal Financial Services Ltd; assets in the shareholders' fund of AMP Life Ltd other than the $10 million required to be held for regulatory purposes and any subsidiaries specifically identified as being in our scope of work; AMP Sanmar; and any value arising in AMP Capital Investors Ltd, including as a result of the provision of services to AMP Financial Services.

The values shown in this report do not include allowance for any part of the net assets of AMP Services Ltd as it is not possible to define precisely that part of the net assets that relates to the business of AMP Financial Services.

We have been instructed by AMP to include the following entities in the Traditional and Market-Consistent Embedded Values of AMP Financial Services at their net asset values: AMP Superannuation Ltd; INSSA Pty Ltd; AMP Financial Planning Ltd; AMP GI Distribution Pty Ltd; Arrive Wealth Management Pty Ltd; and Magnify Financial Planners Ltd. In respect of these entities we have made no assessment of any potential positive or negative value of business in force as at 30 June 2003 or new business written over the period 1 January 2003 to 30 June 2003. The total net asset value in respect of these entities included in the Traditional and Market-Consistent Embedded Values of AMP Financial Services as at 30 June 2003 is $42 million.

In respect of AMP Financial Services we have used the output from models developed by or on behalf of AMP Ltd, and reviewed by us, for the basis of our opinions.

3.2 Life Services

For the purposes of this report, the companies within Life Services which have been valued using embedded value techniques comprise: Pearl Assurance plc; Pearl Assurance (Unit Funds) Ltd; Pearl Assurance (Unit Linked) Pensions Ltd; London Life Ltd; London Life Linked Assurance Ltd; National Provident Life Ltd; NPI Ltd and AMP (UK) Services Ltd.

We have been instructed by AMP to include the following entities in the Traditional and Market-Consistent Embedded Values of Life Services at their net asset values: AMP (NPI) Holdings Ltd; AMP (UK) PGI Ltd; Pearl ISA Ltd; Pearl Unit Trusts Ltd; AMP (NPI) Payments Ltd; AMP (UK) Trustees Ltd; AMP Portfolio Managers Ltd; NPI Asset Management Ltd; NPI Investment Managers Ltd; NPI Self Invested Personal Pensions Ltd; AMP (UK) Financial Services Ltd; London Life Holdings Ltd; London Life Group Services Ltd and London Life Trustees Ltd. The total net asset value in respect of these entities included in the Traditional and Market-Consistent Embedded Values of Life Services as at 30 June 2003 is £50 million.

Our valuation of Life Services excludes Henderson; Gruppo Banca Popolare di Lodi; Towry Law; Virgin; and Ample and Interactive Investors Group. These companies have loans or equity capital, either directly or indirectly from Pearl, and such amounts have been ascribed nil value within the Market-Consistent and Traditional Embedded Values. This is to reflect the business unit structure of HHG. However, for the realistic balance sheet analysis (see Section 16) these assets have been ascribed their admissible value.

4

The Directors & Chief Executive Officer
16 October 2003
Page 4.

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For the avoidance of doubt, our scope of work in respect of Life Services does not include the following entities, because these form part of the Corporate rather than the Life Services business unit: HHG; AMP (NPI) Finance Ltd; AMP (UK) Finance Services plc; AMP Invest plc; Michie European Holdings BV; Oyster Holdings Co Ltd; Oyster Overseas Ltd; Pearl Assurance Group Holdings Ltd; Pearl Group Ltd; and AMP Financial Planning Ltd.

In respect of the greater part of Life Services, we have constructed cash flow models of the businesses based on in-force policy data as at the valuation date. For the rest of Life Services, principally in respect of product lines originating within National Provident Life, we have used the output from models developed by Life Services, which we have reviewed, for the basis of our opinions.

4 Framework – Traditional and Market-Consistent Embedded Values

4.1 Traditional Valuation Techniques

Embedded value is a term commonly used to refer to an actuarial economic valuation technique that has been in widespread use in the insurance and wealth management industry for well over a decade. An embedded value is an estimate of the economic value of a company, excluding the value of any future business that the company may be expected to write. It provides stakeholders with a value-oriented view of a business that is not unduly distorted by local accounting conventions and so is reasonably comparable across jurisdictions.

The primary technique that has traditionally been used by actuaries to determine embedded value and value of new business results consists of projecting best-estimate future distributable profits (and imputation credits where relevant) expected to be generated by the business, and discounting these to a present day value using a risk-adjusted discount rate. Distributable profits are cash flows less the increase in capital and provisions required to support the business. For the purposes of this document, we will use the term "Traditional Embedded Value" and "Traditional Value of Six Months' Sales" to refer to embedded value and value of six months' sales results developed using this technique.

In determining Traditional Embedded Value and Traditional Value of Six Months' Sales results, both the cost of assuming risk and the costs associated with providing capital to support a business are allowed for implicitly by using a risk-adjusted discount rate to discount future projected distributable profits. Determining the risk-adjusted discount rate that appropriately reflects the risk profile of the business is therefore a crucial step in the valuation process. One of the key risks associated with writing life insurance business, which traditionally has been allowed for in the risk-adjusted discount rate, arises from the existence of policyholder financial guarantees and options embedded within products, particularly participating products (typically referred to as with-profit products in the UK). Recent falls in equity markets and interest rates have increased the value to policyholders of these financial guarantees and options, particularly in the UK, to such a point that it is difficult to allow appropriately for them using the risk-adjusted discount rate mechanism. This issue is particularly acute for thinly capitalised participating funds. Consequently, where such features are present, the financial community has begun to apply significant discounts to Traditional Embedded Value results.

4.2 Market-Consistent Valuation Techniques

In recent years alternative methods for allowing for risk and the cost of capital in the determination of embedded values have begun to be used by the actuarial profession. These methods, known as market-consistent valuation techniques, are widely accepted in financial markets and are used in the pricing of a range of financial instruments. They allow for the cost of risk associated with writing life insurance and wealth management business in a more direct and specific way and remain valid in a broad range of circumstances, including periods of change in financial markets such as we have recently seen. For the purposes of this document, we will use the terms "Market-Consistent Embedded Value" and "Market-Consistent Value of Six Months' Sales" to refer to embedded value and value of six months' sales results developed using market-consistent techniques.

In determining Market-Consistent Embedded Value and Market-Consistent Value of Six Months' Sales results, the cost of assuming market-related risk is allowed for explicitly. As a consequence, a risk-adjusted discount rate is no longer required. Rather, the impact of market risk on economic value is assessed by firstly identifying the market-related risks to which the business is exposed and then pricing them relative to the pricing of similar risks observed in financial markets. We focus on market-related risk since, under modern finance theory, other risks that the market regards as diversifiable do not significantly affect value.

In respect of the business of AMP Financial Services and Life Services, the two most important market risks to be taken into account are: (i) risks associated with the provision of policyholder financial guarantees and options embedded within life insurance products; and (ii) risks associated with mismatches between assets and liabilities, and revenues and expenses.

In addition, Market-Consistent Embedded Values allow explicitly, rather than implicitly, for the costs associated with providing capital to support a business. These primarily arise from two sources: the cost of double taxation, and Agency Costs. Agency Costs is the term used in modern financial economics to refer to the cost of ceding direct control of the shareholders' capital to management. Agency Costs are discussed in greater depth in Section 4.3.

4.3 Key Aspects of Market-Consistent Valuation Methodology

The Market-Consistent Embedded Value comprises the aggregate of the net assets for the relevant companies, and the market-consistent value of in-force business, with an adjustment for the impact of corporate structure on value to the extent that this relates to the business currently in force.

The market-consistent value of in-force business of a company can be determined by subtracting the market-consistent value of liabilities at the valuation date from the market value of tangible assets backing these liabilities.

The market-consistent value of liabilities has been determined by calculating the present value of expected future liability cash flows, allowing explicitly for the impact on value of mismatch risk and policyholder financial guarantees and options. Policyholder financial guarantees and options typically arise in respect of participating business - traditional, investment account and unitised with-profit - where any profits generated are shared between policyholders and shareholders, but losses above a certain level are borne fully by shareholder assets within the company.

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In order to calculate the market-consistent value of liabilities, we have allowed for the impact on value of market-related risk by adjusting the future expected cash flows, rather than by discounting at a risk-adjusted rate of return. The adjusted cash flows (referred to as risk-neutral cash flows) are then discounted to their present day equivalent using market swap rates, as a proxy for risk-free rates. Throughout this report we use the term "risk-free rate" to refer to these rates.

We have made a specific allowance for the value of policyholder financial guarantees and options embedded within products. The amount of this allowance has been determined by performing stochastic projections under a range of possible future investment scenarios. We have used an economic scenario generator calibrated to market prices as at 30 June 2003 to produce scenarios of future interest rates, equity and property returns and inflation which are internally consistent. Payouts to policyholders were computed for each scenario, based on our understanding of the bonus and surrender value policies of the various companies. The payouts and other cash flows, projected on a risk-neutral basis, were discounted back to the valuation date using risk-free rates of return. The cost of policyholder financial guarantees and options was taken as the mean of the outcomes produced under the scenarios considered.

We have allowed, in the Market-Consistent Embedded Value, for certain costs of capital associated with writing business through a corporate structure. The capital costs we have allowed for relate to the impact of double taxation, investment expenses and Agency Costs.

Double taxation costs arise when the tax payable on earnings in respect of shareholders' assets held in a company differs from that which would have been payable had the shareholders owned the assets directly.

Agency Costs represent the mark down that shareholders may apply to the value of a company's economic equity because they do not have direct control over its use. The level of Agency Costs will depend on such factors as shareholders' perceptions of the quality of management, the quality of financial reporting and control, and the way in which the company may be expected to manage capital in the future. Agency Costs are therefore company and shareholder specific.

In developing the Market-Consistent Embedded Value and Market-Consistent Value of Six Months' Sales for AMP Financial Services and Life Services, an element of Agency Cost is implicitly included in the best-estimate operating assumptions used within the projections. This is because the best-estimate operating assumptions, being based on historical and current experience, will automatically reflect the outworkings of the delegation of day-to-day control from shareholders to management. The most common example of this is in relation to expense assumptions.

In addition to this implicit allowance within the operating assumptions, shareholders may choose to allow for other sources of Agency Cost to reflect risks that would not be allowed for within standard operating assumptions. Such an additional allowance is highly subjective and shareholder dependent. For this reason, we have shown illustrative results on a range of potential assumptions regarding explicit Agency Costs. Illustrative Agency Cost allowances are expressed as a proportion of shareholder capital invested in the business, approximated by: (i) Market-Consistent Embedded Value prior to allowing for explicit Agency Costs; and (ii) Market-Consistent Value of Six Months' Sales prior to allowing for explicit Agency Costs, plus the initial expenses and capital requirements associated with this new business. Readers of this report should form their own view as to the need for, and level of, an explicit Agency Cost allowance when using the results shown.

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The Market-Consistent Embedded Values shown in this report include the present value of the cost of policyholder financial guarantees and options as at the valuation date. They may be expected to fluctuate significantly in response to market movements to the extent that the options and guarantees are not hedged. It should be noted that whilst the methodology we have used captures the cost of investment mismatch, financial guarantees and options contained within policy liabilities, there are other material, non market-related, risks, as described in the Explanatory Memorandum, that are not allowed for in a Market-Consistent Embedded Value.

4.4 Operating Assumptions

Unless otherwise stated, the best-estimate operating assumptions used to determine the results shown in this report have been set in accordance with the following principles.

- Future mortality rates and morbidity rates were based on an analysis of the recent experience of the particular entity (where available), general industry experience and, in some cases, population experience.

- Future discontinuance rates (including paid-up, premium dormancy and early retirement rates) were derived from an analysis of the recent experience of the particular entity.

  Recent experience in both Australia and the UK has shown high observed lapse rates for certain investment product lines. This is most likely due to a combination of recent poor equity market conditions and the negative press coverage AMP, including its UK subsidiaries, has received. We have assumed this is a temporary effect and have made an allowance for it in respect of the Australian retail investment linked business of AMP Financial Services, including risk riders, by assuming that there is a one-off 5% mass lapse at the valuation date. In respect of investment and term assurance products of Life Services, we have assumed that lapse rates are approximately double their long term rates over the 12 month period from 30 June 2003.

- Future policy servicing expense assumptions were based on an analysis of the recent experience of the particular entity, excluding certain one-off expenses in the case of Life Services. Per policy and per claim expenses were assumed to inflate at a rate consistent with assumptions regarding future economic conditions and investment earning rates. No allowance has been made for any reduction in unit costs due to future management actions. However, in respect of Life Services, we have allowed for the expected reduction in costs following closure to new business, to the level expected to be achieved by Life Services management in 2004.

  We have only considered expenses relating to companies within the scope of this report. In particular, no allowance has been made for the corporate overhead of either of AMP or HHG in excess of that charged to AMP Financial Services and Life Services under current transfer pricing arrangements.

  For the expenses of AMP Life (and the equivalent revenue of AMP Services), we have assumed new service company fees are adopted as advised to us by the Appointed Actuary of AMP Life.

- Future investment expenses were based on the current scale of fees charged to AMP Financial Services and Life Services. To the extent that this scale of fees includes profit margins for the investment managers within AMP or

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HHG, these margins have not been included in our assessment of the value of in-force business and the value of six months' sales.

- In determining the value of six months' sales, actual sales volumes and product mix, and actual levels of acquisition expenses for the six months to 30 June 2003 were used. The effect of increases in existing premiums associated with indexation arrangements was not included in the value of six months' sales, but instead was allowed for in the value of in-force business.

  We note that it is common in financial services businesses for new business volumes and product mix to exhibit seasonality, usually driven by the annual taxation timetable. The values of six months' sales shown in this report relate to the actual volumes and product mix of sales over the period 1 January 2003 to 30 June 2003 and have not been adjusted for the effect of any seasonality that may be expected. Users of this report should take this into account when forming their views regarding the potential value of one year's sales and of future new business.

- In determining Traditional Embedded Values, future rates of bonus for traditional participating business, investment account business and profit-sharing annuities were set at levels which were supportable by the assets backing the respective product sub-funds as at 30 June 2003. For the Market-Consistent Embedded Values, bonus rates were set consistently with the company's current bonus policy as it would apply in the particular investment scenario. In respect of the bulk of the participating product lines within Life Services, it has been assumed that the only bonus additions will be in the form of terminal bonus, rather than annual bonuses. This is consistent with Life Services' current bonus practice.

- Current pricing, prudential reserving, and paid-up bases were assumed to be maintained in the future. For certain products, surrender value bases were assumed to vary in response to changes in assumed investment conditions as projected in our stochastic economic scenarios.

- Projected company tax payable was allowed for at current rates. Current tax legislation was assumed to continue unaltered.

5 Key Points Regarding the Results

5.1 General

The following key points should be noted regarding both the Market-Consistent and Traditional values shown in this report:

- The prudential regulation of UK life insurance companies is undergoing a period of substantial change, which could increase capital requirements beyond the level we have assumed in this report, potentially affecting the values shown.

- The adjusted net assets shown include assets required to satisfy prudential capital requirements and to that extent are not immediately fully distributable to shareholders.

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- The results assume that accounting provisions, including but not limited to those relating to general insurance business and compensation for possible misselling, are adequate.

- The results assume the continuation of current policy terms and conditions and the companies' interpretation thereof.

In assessing the value of in-force business, the cost of capital and the value of six months' sales in respect of AMP Financial Services, we have relied in part on calculations performed by or on behalf of AMP Services Ltd. We have reviewed, and are satisfied with, the reasonableness of the overall results and the accuracy of sample calculations for various lines of business.

5.2 Market-Consistent Embedded Values

We have made no allowance in the values shown in this report for the effect on value of market-related risks in respect of assumptions underlying cash flows that may be partially correlated with the market. Such assumptions may include certain expenses, lapses and disability income claims payments. We are not aware of a sufficient body of credible evidence that supports the extent to which these assumptions exhibit market-related risk in practice and thus the degree of adjustment to value that would be appropriate. We have, however, provided a sensitivity analysis of the impact on value of changes in the assumptions underlying various cash flows to enable readers to make their own adjustment for such risks.

For AMP Financial Services the cost of capital has been determined assuming that it will continue to maintain a level of free assets above capital adequacy requirements in line with its current level, allowing for future projected business volumes. For Life Services, the cost of capital has been determined assuming that sufficient capital is retained to meet the new regulations as set out in Consultation Paper 195.

5.3 Traditional Embedded Values

Risk discount rates have been set having regard to general market practices in Australia and the UK and our perceptions of the risks inherent in the particular businesses. For the UK companies where the participating funds are thinly capitalised, there is a significant element of subjectivity in this assessment.

Future assumed investment returns were set for each asset class based on assumed margins over bond rates.

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Part B – AMP Financial Services

6 AMP Financial Services - Market-Consistent Embedded Value

Subject to the reliances and limitations set out in Section 18 of this report, our assessment of the components of the Market-Consistent Embedded Value of AMP Financial Services as at 30 June 2003 is set out in Tables A and B below.

Table A provides Market-Consistent Embedded Value and Value of Six Months' Sales results for AMP Financial Services excluding any explicit allowance for Agency Costs.

Table A
AMP Financial Services
Market-Consistent Embedded Value and Value of Six Months' Sales (Excluding Explicit Agency Costs)
As at 30 June 2003 (A$m)

Adjusted net assets[1]	3,361
Market-consistent value of in-force business	2,891
Cost of capital	(168)
Market-Consistent Embedded Value[3]	6,084
Market-Consistent Value of Six Months' Sales[2,3]	118

Notes:
1. Adjusted net assets comprises the balance sheet value of assets, less policy and other liabilities (including policy owners' retained profits), plus the value of Australian imputation credits in respect of existing net assets at 70% of face value. The value of imputation credits included in this adjusted net assets is $290 million.
2. Sales over the period 1 January 2003 to 30 June 2003.
3. Includes the value of associated Australian imputation credits at 70% of face value. The total value of Australian imputation credits included is $1,074 million in respect of the Market-Consistent Embedded Value (including the $290 million in respect of adjusted net assets mentioned in footnote 1) and $29 million in respect of the Market-Consistent Value of Six Months' Sales. The total value of New Zealand imputation credits included is zero in respect of both the Market-Consistent Embedded Value and the Market-Consistent Value of Six Months' Sales.

We provide in Table B below illustrative Market-Consistent Embedded Value and Value of Six Months' Sales results allowing for differing levels of explicit Agency Costs. The appropriate level of such an allowance is subjective and so users of this report should form their own views as to an appropriate allowance for Agency Costs for their purposes. Further discussion regarding Agency Costs and the basis of our illustrative calculations may be found in Section 4.3.

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Table B
AMP Financial Services
Illustrative Market-Consistent Embedded Value and Value of Six Months' Sales
As at 30 June 2003 (A$m)

	Illustrative Level of Agency Costs[1]		
	0%	2.5%	5%
Market-Consistent Embedded Value (excluding explicit Agency Costs)	6,084	6,084	6,084
Agency Costs	0	(152)	(304)
Market-Consistent Embedded Value (including Agency Costs)	6,084	5,932	5,780
Market-Consistent Value of Six Months' Sales (including Agency Costs)	118	109	101

Notes:
1. Percent of Market-Consistent Embedded Value, and Market-Consistent Value of Six Months' Sales plus the value of initial expenses and capital requirements.

The sensitivity of these results to different assumptions and economic scenarios is shown in Section 10 of this report.

7 AMP Financial Services - Traditional Embedded Value

Subject to the reliances and limitations set out in Section 18 of this report, our assessment of the components of the Traditional Embedded Value of AMP Financial Services as at 30 June 2003 is set out in Table C below.

Table C
AMP Financial Services
Traditional Embedded Value and Value of Six Months' Sales[1]
As at 30 June 2003 (A$m)

Adjusted net assets[2]	3,361
Value of in-force business	2,615
Cost of prudential capital	(352)
Traditional Embedded Value[4]	5,625
Traditional Value of Six Months' Sales[3, 4]	76

Notes
1. At risk discount rates of 10% for Australian life insurance business, 11% for Australian unit trust business, 10.5% for New Zealand life insurance business and 11.5% for New Zealand unit trust business.
2. Adjusted net assets comprises the balance sheet value of assets, less policy and other liabilities (including policy owners' retained profits), plus the value of Australian imputation credits in respect of existing net assets at 70% of face value. The value of imputation credits included in the adjusted net assets is $290 million.
3. Sales over the period 1 January 2003 to 30 June 2003.
4. Includes the value of associated Australian imputation credits at 70% of face value. The total value of Australian imputation credits included is $830 million in respect of the Traditional Embedded Value (including the $290 million in respect of adjusted net assets mentioned in footnote 2) and $17 million in respect of the Traditional Value of Six Months' Sales. The total value of New Zealand imputation credits included is zero in respect of both the Traditional Embedded Value and the Traditional Value of Six Months' Sales.

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The above components of the Traditional Embedded Value are net of company tax, but before allowance for taxation in the hands of an investor in AMP or HHG. Consistent with this approach, the discount rates used are gross of investor tax and explicit allowance has been made for the value of Australian imputation credits generated in respect of AMP Financial Services.

The sensitivity of these results to different assumptions and economic scenarios is shown in Section 10 of this report.

The Traditional Embedded Value and Traditional Value of Six Months' Sales are based on best-estimate operating assumptions as discussed in Section 4.4. Assumed pre-tax investment returns by major asset category were as set out in Table D.

Table D
AMP Financial Services
Assumed Pre-tax Investment Return (% per annum)

	Australia	New Zealand
Equities (local)[1]	10.07	10.43
Equities (overseas)	9.07	9.43
Property	8.07	8.43
Government securities	5.07	5.43
Cash	4.07	4.43

Notes
1. Includes attaching imputation credits.

8 AMP Financial Services - Reconciliation of Market-Consistent Embedded Value and Traditional Embedded Value

An explanation of the main differences between the Market-Consistent Embedded Value and Value of Six Months' Sales (excluding explicit Agency Costs) and the Traditional Embedded Value and Value of Six Months' Sales of AMP Financial Services is set out in Table E. The table shows the effect of removing the traditional allowance for risk contained in the Traditional Embedded Value and Traditional Value of Six Months' Sales and replacing it with the explicit allowances for risk determined using market-consistent approaches.

Table E
AMP Financial Services
Reconciliation of Market-Consistent Embedded Value (Excluding Explicit Agency Costs) to Traditional Embedded Value
As at 30 June 2003 (A$m)

	Embedded Value	Value of Six Months' Sales
Traditional value	5,625	76
Removal of traditional cost of prudential capital	352	19
Removal of traditional allowance for operating profit risk	828	32
Allowance for policyholder financial guarantees and options	(116)	0
Allowance for other market related risks	(437)	(2)
Market-consistent cost of capital	(168)	(6)
Market-consistent value (excluding explicit Agency Costs)	6,084	118

The key difference between traditional and market-consistent valuation approaches is the manner in which they allow for the effect of risk on the valuation of a business.

The Traditional Embedded Value and Traditional Value of Six Months' Sales allow for the effect of risk on the value of the business by discounting projected cash flows at a risk-adjusted discount rate. In removing the traditional allowance for risk, we add back the effect that the risk margin in the risk discount rate has on the valuation of both the prudential capital and operating profits. This conceptually gives the value that might be attributed to the business if all the best estimate distributable profits were certain, or free of risk.

The Market-Consistent Embedded Value and Value of Six Months' Sales allow explicitly for the market-related risks within the business. The cost of policyholder financial guarantees and options is determined using stochastic modelling techniques, as described in Section 4. The allowance for other market-related risks is the effect of removing the assumed excess investment returns of equity, property and corporate bonds over the risk free rate. The market-consistent cost of capital reflects the cost of double taxation and investment management costs in respect of the excess of projected total assets over balance sheet policy liabilities.

9 AMP Financial Services - Reconciliation of Traditional Embedded Value to Investor Report

An explanation of the main differences between the Traditional Embedded Value of AMP Financial Services shown in this report and that disclosed by AMP in its Half Year 2003 Investor Report is shown in Table F.

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Table F
AMP Financial Services
Reconciliation of Traditional Embedded Value to AMP Investor Report
As at 30 June 2003 (A$m)

	Embedded Value	Value of Six Months' Sales
Value in AMP Investor Report[1]	5,596	76
Differences in assumptions	29	10
Differences in projection models & methodology	14	(10)
Difference in valuation scope[2]	(13)	0
Traditional value (Table C)	5,625	76

Notes
1. At risk discount margin of 5.0% pa.
2. Tillinghast's scope of work excluded the value of AMP Sanmar, which was included in the embedded values shown in the Investor Report.

The key differences in assumptions in respect of the Traditional Embedded Value and Traditional Value of Six Months' Sales of AMP Financial Services are:

- Tillinghast's investment earnings assumptions are generally higher than those assumed by AMP Services, resulting in an increase in the Traditional Embedded Value; and
- Tillinghast has adopted a lighter annuitant mortality assumption than that used by AMP Services, resulting in a reduction in the Traditional Embedded Value.

10 AMP Financial Services - Embedded Value Sensitivities

In order to illustrate the effect of using alternative assumptions, we have shown in Tables G and H below the sensitivity of the values to changes in key assumptions. Except as noted, for each sensitivity illustrated, all other assumptions have been left unchanged from those used to determine the base value. All of the sensitivities in respect of the Traditional Embedded Value have been determined at the risk discount rates shown in Section 7, with the exception of the risk discount rate sensitivity.

Sensitivities shown do not represent the boundaries of possible outcomes, but rather illustrate how certain different assumptions or scenarios may affect outcomes.

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Table G
AMP Financial Services
Sensitivity of Market-Consistent Embedded Value (Excluding Explicit Agency Costs)
As at 30 June 2003 (A$m)

	Embedded Value	Value of Six Months' Sales
Base value (per Table A)	6,084	118
20% fall in equity values[1]	5,590	n/a
20% fall in property values[1]	5,913	n/a
20% adverse movement in yield curve[2]	5,957	112
Discontinuance rates increased by 25%[3]	5,517	81
Non-commission expenses increased by 10%[4]	5,878	97
Morbidity claims cost increased by 10%[5]	6,049	117
Annuitant mortality reduced by 5%[6]	6,054	118

Notes:
1. Assumes 30 June 2003 asset values were 20% lower than actually shown in accounts, with no change to future assumed market conditions.
2. Assumes yield curve was 20% higher on 30 June 2003 than was actually the case. This was assumed to affect both 30 June 2003 asset values in respect of fixed interest assets, and the future assumed risk-free rate.
3. Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.
4. All non-commission expenses (other than investment expenses) were assumed to be 110% of the best estimate assumption. Premium rates and bonuses were assumed to remain unchanged.
5. Disability claims costs for disability income insurance were assumed to be 110% of the best-estimate claims costs for all products. This was applied to both future claims in respect of active lives and future payments in respect of currently disabled lives. Premium rates were assumed to remain unchanged.
6. Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

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Table H
AMP Financial Services
Sensitivity of Traditional Embedded Value
As at 30 June 2003 (A$m)

	Embedded Value	Value of Six Months' Sales
Base value (per Table C)	5,625	76
Risk discount rate 1% higher[1]	5,432	66
Risk discount rate 1% lower[1]	5,840	87
Pre-tax investment returns 1% lower with bonus rates changing commensurately[2]	5,361	67
Discontinuance rates increased by 25%[3]	5,243	56
Non-commission expenses increased by 10%[4]	5,456	57
Morbidity claims cost increased by 10%[5]	5,595	75
Annuitant mortality reduced by 5%[6]	5,595	76

Notes:
1. Risk discount rates in respect of each line of business were increased/decreased by 1% per annum, for example from 10% pa to 11% pa/9% pa. No corresponding change was assumed in future investment returns.
2. Assumed future pre-tax investment returns in respect of each line of business were decreased by 1% per annum, for example from 6% pa to 5% pa. Future policyholder bonus and crediting rates were assumed to be adjusted commensurately. No corresponding change was assumed in opening asset values or in risk discount rates.
3. Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.
4. All non-commission expenses (other than investment expenses) were assumed to be 110% of the best-estimate assumption. Premium rates and bonuses were assumed to remain unchanged.
5. Disability claims costs for disability income insurance were assumed to be 110% of the best-estimate claims costs. This was applied to both future claims in respect of active lives and future payments in respect of currently disabled lives. Premium rates were assumed to remain unchanged.
6. Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

Part C – Life Services

11 Life Services - Market-Consistent Embedded Value

Subject to the reliances and limitations set out in Section 18 of this report, and consistent with the basis of preparation set out in Section 2, our assessment of the components of the Market-Consistent Embedded Value of Life Services as at 30 June 2003 is set out in Tables I and J below.

The results are shown in aggregate and also split into three main constituent groups, namely:

- Pearl and National Provident Life,
- London Life, and
- The unit-linked, service and other non-life companies.

The main rationale for this grouping is to separate the participating business companies from the others. In addition, we have separately identified Pearl and National Provident Life from London Life to reflect their status as distinct investments of HHG.

Table I provides Market-Consistent Embedded Value results for Life Services excluding any explicit allowance for Agency Costs.

Table I
Life Services
Market-Consistent Embedded Value (Excluding Explicit Agency Costs)
As at 30 June 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service and Other Companies	Total
Adjusted net assets	291	21	181	493
Market-consistent value of in-force business	311	161	72	544
Cost of capital	(126)	(5)	(6)	(137)
Market-Consistent Embedded Value	476	177	247	900

We provide, in Table J below, illustrative Market-Consistent Embedded Value results allowing for differing levels of explicit Agency Costs. The appropriate level of such an allowance is subjective and so users of this report should form

their own views as to an appropriate allowance for Agency Costs for their purposes. Further discussion regarding Agency Costs and the basis of our illustrative calculations may be found in Section 4.3.

Table J
Life Services
Illustrative Market-Consistent Embedded Value
As at 30 June 2003 (£m)

	Illustrative Level of Agency Costs[1]		
	0%	2.5%	5%
Market-Consistent Embedded Value (excluding explicit Agency Costs)	900	900	900
Agency Costs	0	(23)	(45)
Market-Consistent Embedded Value (including Agency Costs)	900	877	855

Notes
1. Percent of Market-Consistent Embedded Value.

The sensitivity of these results to alternative assumptions and economic scenarios is shown in Section 15 of this report.

In determining the results set out in Table I and Table J, the adjusted net assets for Life Services has been derived from the UK GAAP net assets of the constituent companies, excluding the value of any investments in HHG companies outside Life Services as described in Section 3.2. The derivation of the adjusted net assets is set out in Table K.

Table K
Life Services
Derivation of Adjusted Net Assets
As at 30 June 2003 (£m)

UK GAAP net assets after excluding the value of any investments in HHG companies outside Life Services and after pro-forma adjustments (see Section 7.2.5 of the Explanatory Memorandum)	1,009
Exclude intangibles[1]	(102)
Exclude London Life contingent loan[2]	(180)
Purchase National Provident Life loan from Pearl 90:10 fund[3]	(224)
Exclude accrued shareholder transfers in Pearl[4]	(10)
Adjusted net assets	493

Notes:
1. The intangibles excluded are NPI Goodwill of £32 million, NPI deferred acquisition costs of £48 million, London Life future profits of £14 million and Pearl deferred acquisition costs of £8 million .
2. The value of the contingent loan is included in the value of in-force business and is excluded from the adjusted net assets.
3. The Pearl 0:100 fund is expected to buy on fair economic terms the loan provided by the Pearl 90:10 fund to National Provident Life, together with certain associated assets. The value of the contingent loan has been included within Pearl and National Provident Life's value of in-force business, and hence there is a negative adjustment in the derivation of the adjusted net assets..
4. The value of the accrued shareholder transfers is included in the value of in-force and is excluded from the adjusted net assets.

12 Life Services - Traditional Embedded Value

Subject to the reliances and limitations set out in Section 18 of this report, and consistent with the basis of preparation set out in Section 2, our assessment of the components of the Traditional Embedded Value of Life Services as at 30 June 2003 is set out in Table L.

Section 14

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Table L
Life Services
Traditional Embedded Value[1]
As at 30 June 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Adjusted net assets	291	21	181	493
Value of in-force business	448	126	54	628
Cost of capital	(248)	(11)	(17)	(276)
Traditional Embedded Value	491	136	218	845

Notes
1. At risk discount rates of 9.4% for Pearl & National Provident Life, and 7.4% for all other companies, representing margins above gilt rates of 5.0% and 3.0% respectively.

The above components of the Traditional Embedded Value are net of company tax, but before allowance for taxation in the hands of an investor in HHG.

The sensitivity of these results to alternative assumptions and economic scenarios is shown in Section 15 of this report.

The Traditional Embedded Value is based on best-estimate operating assumptions as discussed in Section 4.4. Assumed pre-tax investment returns by major asset category were as set out in Table M.

Table M
Life Services
Assumed Pre-tax Investment Return (% per annum)

Equities	6.9
Property	6.4
Government securities	4.4
Cash	3.4

13 Life Services - Reconciliation of Market-Consistent to Traditional Embedded Value

An explanation of the main differences between the Market-Consistent Embedded Value (excluding explicit Agency Costs) and the Traditional Embedded Value of Life Services is set out in Table N. The table shows the effect of

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removing the traditional allowance for risk contained in the Traditional Embedded Value and replacing it with explicit allowances for risk determined using market-consistent approaches.

Table N
Life Services
Reconciliation of Market-Consistent (Excluding Explicit Agency Costs) to Traditional Embedded Value
As at 30 June 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Traditional Embedded Value	491	136	218	845
Removal of traditional cost of prudential capital	248	11	17	276
Removal of traditional allowance for operating profit risk	125	41	27	193
Allowance for policyholder financial guarantees and options	(230)	(3)	0	(233)
Allowance for other market related risks	(32)	(3)	(9)	(44)
Market-consistent cost of capital	(126)	(5)	(6)	(137)
Market-Consistent Embedded Value (excluding explicit Agency Costs)	476	177	247	900

The key difference between traditional and market-consistent valuation approaches is the manner in which they allow for the effect of risk on the valuation of a business. In our view, the choice of a risk discount rate of 9.4% for Pearl and National Provident Life, which is high relative to UK market norms, is appropriate, given that the resulting Traditional Embedded Value is in line with the Market-Consistent Embedded Value.

The Traditional Embedded Value allows for the effect of risk on the value of the business by discounting projected cash flows at a risk-adjusted discount rate. In removing the traditional allowance for risk, we add back the effect that the risk margin in the risk discount rate has on the valuation of both the prudential capital and operating profits. This conceptually gives the value that might be attributed to the business if all the best estimate distributable profits were certain, or free of risk.

The Market-Consistent Embedded Value allows explicitly for the market-related risks within the business. The cost of policyholder financial guarantees and options is determined using stochastic modelling techniques, as described in Section 4. The allowance for other market-related risks is the effect of removing the assumed excess investment returns of equity, property and corporate bonds over the risk free rate. But for the changes in asset mix that Pearl,

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National Provident Life and London Life have implemented in the last 12 months, the allowance for other market-related risks would have been significantly greater. The market-consistent cost of capital reflects the cost of double taxation and investment management costs in respect of assets projected to be held in excess of the amount expected to be required to meet total liabilities.

14 Life Services - Reconciliation of Traditional Embedded Value to Embedded Value Shown in AMP Investor Report

An explanation of the main differences between the Traditional Embedded Values shown in this report and those disclosed by AMP in its Half Year 2003 Investor Report is shown in Table O.

Table O
Life Services
Reconciliation of Traditional Embedded Value to AMP Investor Report
As at 30 June 2003 (£m)

Embedded value in AMP Investor Report[1]	1,341
Differences in assumptions	59
Differences in expense methodology	(129)
Other differences	(10)
AMP Investor Report Embedded Value after adjustments[2]	1,261
Value of excluded investments (in other business units)	(416)
Traditional Embedded Value (Table L)	845

Notes:
1. At risk discount margin of 5.0% pa.
2. Determined on a capital allocation consistent with the Investor Report presentation

The key differences between the Traditional Embedded Value result shown in this report and that reported by AMP in its Investor Report relate to the investments included and the recognition of future expense savings. The AMP Investor Report included all net admissible assets for the life companies.

The adjusted net assets of Life Services shown in Section 11 of this report exclude all investments in other business units, which we understand is consistent with the approach HHG intends to adopt in presenting embedded values in future. If these assets were included, on the basis used by AMP in preparing its Investor Report, the Traditional Embedded Value of Life Services would have been £1,261 million as at 30 June 2003 (£845 million plus £416 million) and the Market-Consistent Embedded Value of Life Services would have been £1,316 million as at 30 June 2003 (£900 million plus £416 million).

The Traditional Embedded Value in the Investor Report assumed future expense savings. The results set out in this report do not anticipate expense savings. This reduced our Traditional Embedded Value by £88 million compared with that shown in the Investor Report. We have also reduced the embedded values to reflect the Life Services' share of the staff pension scheme deficit, assessed on an FRS17 basis, of £41 million.

There are a number of other differences in projection models and methodology which in aggregate reduce value by £10 million.

15 Life Services – Embedded Value Sensitivities

In order to illustrate the effect of using alternative assumptions, we have shown in Tables P and Q below the sensitivity of the embedded values to changes in key assumptions. Except as noted, for each sensitivity illustrated, all other assumptions have been left unchanged from those used to determine the base value. All of the sensitivities in respect of the Traditional Embedded Value have been determined at the central risk discount rates of 9.4% for Pearl and National Provident Life and 7.4% for all the other companies, with the exception of the risk discount rate sensitivity.

Sensitivities shown do not represent the boundaries of possible outcomes, but rather illustrate how certain alternative assumptions or scenarios may affect outcomes.

In Table P, the first two sensitivities are based on the scenarios specified by the FSA to determine the market risk component of required regulatory capital under the new rules that are being developed in the UK. The test has been developed to determine whether companies have adequate capital to cover the effect of sudden very significant changes in equity markets, property values, default margins on corporate bonds, and the level of the fixed interest yield curve. As specified by the FSA, the changes are assumed to take place so rapidly that no action (such as selling assets and holding cash) is possible by management.

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Table P
Life Services
Sensitivity of Market-Consistent Embedded Value (Excluding Explicit Agency Costs)
As at 30 June 2003 (£m)

	Embedded Value			
	Pearl & National Provident Life	**London Life**	**Unit Linked, Service & Other Companies**	**Total**
Base value (per Table I)	476	177	247	900
Equity: 10% fall	426	175	239	840
Property: 20% fall	389	163	246	798
Corporate spreads as per CP195[1]	373	136	245	754
Shift in yield curve[2]	498	180	247	925
Discontinuance rates increased by 25%[3]	477	179	204	860
Non-commission expenses increased by 10%[4]	476	177	171	824
Annuitant mortality reduced by 5%[5]	424	167	242	833

Notes
1. The corporate bond spreads test is based on a widening of corporate bond spreads of 60 basis points for AAA rated and 70 basis points for BBB rated bonds.
2. This is based on a 90 basis point reduction in fixed interest yields. These numbers have been calculated on the basis that National Provident Life changes its asset mix as described in Section 16. Without this asset switch, the Market-Consistent Embedded Value for Pearl / National Provident Life would be more susceptible to a fall in yields, and the sensitivity result would be £415 million.
3. Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.
4. All non-commission expenses (other than investment expenses) were assumed to be 110% of the best estimate assumption. Premium rates and bonuses were assumed to remain unchanged. Assuming that the current service company fee agreements remain in force, then AMP (UK) Services is the only company affected by this change.
5. Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

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Table Q
Life Services
Sensitivity of Traditional Embedded Value
As at 30 June 2003 (£m)

	Embedded Value			
	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Base value (per Table L)	491	136	218	845
Risk discount rate 1% higher[1]	456	122	209	787
Risk discount rate 1% lower[1]	529	153	229	911
Pre-tax investment returns 1% lower with bonus rates changing commensurately[2]	459	134	203	796
Discontinuance rates increased by 25%[3]	508	138	183	829
Non-commission expenses increased by 10%[4]	491	136	151	778
Annuitant mortality reduced by 5%[5]	453	130	215	798

Notes:
1. Risk discount rates in respect of each line of business were increased/decreased by 1% per annum, for example from 9.4% pa to 10.4% pa for Pearl & National Provident Life . No corresponding change was assumed in future investment returns.
2. Assumed future pre-tax investment returns in respect of each line of business were decreased by 1% per annum, for example from 4.5% pa to 3.5% pa. Future policyholder bonus and crediting rates were assumed to be adjusted commensurately. No corresponding change was assumed in opening asset values or in risk discount rates.
3. Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.
4. All non-commission expenses (other than investment expenses) were assumed to be 110% of the best-estimate assumption. Premium rates and bonuses were assumed to remain unchanged. Assuming that the current service company fee agreements remain in force, then AMP (UK) Services is the only company affected by this change.
5. Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

16 Life Services - Realistic Balance Sheets

The need for significant change to the existing framework for the prudential regulation of long term insurance business in the UK has been recognised for several years.

In particular, the current approach tends to overestimate the amount of capital available to cover prudential requirements when interest rates and equity markets are high, and underestimate available capital when the converse is true. The FSA flagged its intention to revise the approach to solvency regulation in June 2001 with the publication of

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Consultation Paper 97. Given the combination of the substantial fall in the UK equity market since its peak three years ago, and the significant decline in interest rates since the mid 1990s, the apparent regulatory solvency position of a number of UK participating funds has been weak. In response, in August 2002 the FSA requested the larger participating companies to provide balance sheet information on a more realistic basis, and further information has been requested as at each of 31 December 2002 and 30 June 2003.

At the end of August 2003, the FSA published a further consultation paper (Consultation Paper 195) setting out more detail regarding its thinking on how the existing regime should change. Interested parties have until 30 November 2003 to respond to FSA's proposals, which in turn are likely to be modified to some degree in the light of responses.

In essence, the proposed rules set out a framework to determine the total required capital resources as the greater of two calculations. The first of these is, broadly, determined similarly to the current rules, but with a number of amendments, some of which relax and some of which tighten various components of the calculations. The other calculation is based upon a realistic measure of assets and liabilities, and additional capital which reflects the company's business profile more appropriately than the current rules.

Whilst a degree of uncertainty surrounds the ultimate rules, we have been asked to present the realistic balance sheets of Life Services' participating business companies, namely Pearl, National Provident Life and London Life, as at 30 June 2003. The illustrative results, based on our understanding of Consultation Paper 195, are summarised in Table R below. *The results should only be considered together with the comments after the table.* In Table R, liabilities represent FSA defined best-estimate liabilities on a market-consistent basis, and the risk capital margin represents the excess assets required to support the business in adverse conditions. The adverse conditions which are used to determine the risk capital margin, as at 30 June 2003, are a combination of a 10% fall in equity markets, a 20% fall in property values, a significant widening in corporate bond spreads, a 90 basis point shift in fixed interest yields and a 50% reduction in persistency rates. The FSA is seeking to carry out further research in respect of the calibration and interaction of these stress tests. Any changes to the level of these tests could be expected to materially alter the results set out in this section.

The methodology and assumptions used to calculate the realistic liabilities are very similar to those used to calculate the Market-Consistent Embedded Values as described in Sections 4.3 and 4.4.

The realistic liabilities are determined on the assumption that management will take actions in accordance with Life Services' draft Principles and Practices of Financial Management. These Principles and Practices of Financial Management are required by the FSA to be finalised and published by March 2004.

Table R
Life Services
Illustrative Realistic Balance Sheets based on CP 195
As at 30 June 2003 (£m)

	Pearl	National Provident Life	London Life
Admissible assets[1]	14,874	7,915	2,865
Adjustment for non profit business	(3,471)	105	(1,122)
Available assets	11,403	8,020	1,743
Realistic liabilities	(11,017)	(7,819)	(1,714)
Assets available to cover risk capital margin	386	201	29
Risk capital margin	(311)	(151)	(29)
Free capital	75	50	0

Notes:
1. Admissible assets held in both the long-term and shareholder funds.

The results in Table R are those arising from the FSA's defined realistic basis, as described in CP195. We have carried out a limited assessment of the impact of the FSA's proposed amendments to various aspects of the current statutory rules. Based on this work, we conclude that the realistic basis will be either similar to, or more onerous than, the statutory peak for each of these companies. This is dependent on the FSA's approval of the existing intangible asset of £400 million, technically a future profits "implicit item", for Pearl continuing beyond November 2003.

The realistic basis adopted by the FSA contains a number of margins, in particular, inadmissible assets and future profits on non-participating business held outside the 90:10 fund are not permitted to be shown as an asset and the value of future contingent loan repayments and shareholder transfers (in scenarios where the 90:10 fund can afford to make these payments) are shown as a liability.

After the restructuring and capital movements, it is expected that Pearl will have approximately £100 million of inadmissible assets in respect of Pearl's investment in Henderson. These assets are excluded from the balance sheet shown in Table R. We understand that the asset values shown in Table R, which have been determined by HHG, are based on the current asset valuation rules. In Consultative Paper 145, the FSA expressed the intention to remove the option to use market valuation for certain types of non-insurance undertakings following implementation of the Financial Conglomerates Directive in the Integrated Prudential Sourcebook. It is likely, that from the start of 2005, this could increase the inadmissible assets for Pearl by up to £210 million, with a consequential effect on the assets shown in Table R (see Section 7.4.2 of the Explanatory Memorandum for further discussion).

In preparing the results in Table R, allowance has been made for the actions National Provident Life has taken and is continuing to implement since 30 June 2003 to improve asset and liability matching. Without allowance for these

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changes, National Provident Life would have shown approximately £100 million less free capital as at 30 June 2003. Given that Pearl owns National Provident Life, and based on our understanding of CP195, this shortfall would also have affected the Pearl result by the same amount. Although the FSA requires this presentation, as a result of the corporate structure, it is our understanding that there is no legal requirement for Pearl to provide any further capital support to National Provident Life.

In addition to the requirement described above, companies will be required to carry out an Individual Capital Assessment (ICA), based on which the FSA will be able to vary each insurer's regulatory capital requirements. The FSA intend to introduce a process for giving Individual Capital Guidance (ICG) to firms. ICG will be set with reference to the specific business and control risks faced by each company and will take account of each company's ICA and any margins elsewhere in the business. Companies that can demonstrate that they have identified and assessed their risk and have appropriate controls to mitigate those risks are expected to receive a lower ICG. The FSA has estimated that initial ICG assessment might result in an ICG increase of 25% of the required capital resources across the industry, varying by firm. It is not possible at the present time to assess the likely ICG for the Life Services companies.

17 Life Services – Further Capital Considerations

17.1 Amount

Capital is required to cover the risk that future experience is more adverse than anticipated. These risks include market, credit, operational and other risks. The Market-Consistent Embedded Value is based on capital-market-consistent techniques to value both the assets and the liabilities. It primarily allows for market risks, and only allows to a limited extent for product, regulatory, operational, treasury or insurance risks. Specific reference to such risks is covered in Section 6.8 of the Explanatory Memorandum. Such risks could materially affect the amount and timing of any capital releases from the Life Services businesses.

A significant part of the capital required is held in respect of market risk. A wide range of outcomes is possible. Table P shows the effect of certain investment scenarios on the Market-Consistent Embedded Value.

17.2 Timing

Any release of the capital held within Life Services depends on building, and being demonstrably in a position to maintain, an excess of capital beyond that which the FSA requires each of the regulated entities to hold. Given the uncertainty surrounding the new requirements and in particular the proposed Individual Capital Assessments which companies will be required to carry out, any projections of likely future capital releases from Life Services would be highly speculative at this time.

A complicating factor is that following the Demerger, Pearl will own a number of other investments of HHG, including, but not limited to, a minority shareholding in, and debt from Henderson, together with full ownership of National Provident Life, Pearl Assurance (Unit Funds) Ltd and Pearl Assurance (Unit Linked) Pensions Ltd. To the

Tillinghast - Towers Perrin

- The continuation of AMP Financial Services' and Life Services' investment policies.
- AMP Financial Services' and Life Services' legal interpretation of contract terms and management actions.
- The adequacy of reserves for general insurance business.
- The adequacy of provision for staff pension scheme liabilities including for Life Services the assessment and apportionment of the FRS17 valuation result.

18.2 Limitations

In preparing the results shown in this report, we have only considered claims by policyholders in the normal course of business under the terms of the policies issued, and we have not reviewed the adequacy of any provisions for misselling or alleged misselling. In addition, we have assumed the adequacy of all provisions (as disclosed in the Explanatory Memorandum) for all other liabilities (whether actual or contingent) of AMP Financial Services and Life Services. Key areas of material risk in this regard are discussed in the Explanatory Memorandum.

The Life Services capital structure contains numerous intercompany and related party loans and agreements. We have not reviewed these arrangements and have assumed that the balance sheets provided properly reflect the value of any resultant assets or liabilities.

Judgements as to the contents of this report should be made only after studying the report in its entirety, as the conclusions reached by review of a section or sections on an isolated basis may be incorrect.

The results shown in this report are based on a series of assumptions as to the future. It should be recognised that actual future results will differ from those shown, on account of changes in the operating environment and natural variations in experience.

The following points should be noted regarding the estimates of value shown in this report:

- The values shown are not intended to represent an opinion of market value and should not be interpreted in that manner. This report does not purport to encompass all of the many factors that may bear upon a market value.
- The base embedded values shown in this report are based on the market values of assets at the valuation date. Market values can be volatile and the components of embedded value should be expected to be affected by movements in the market value of assets.
- The values shown do not take into account possible transaction costs which might be incurred by the owners of AMP Financial Services or Life Services or by a potential acquirer of AMP Financial Services or Life Services in the event of a transaction taking place. Neither do they take account of any potential synergy benefits should such a transaction take place.

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- This report and the results, opinions and conclusions herein are presented as at 30 June 2003 and may be rendered inaccurate by developments after this date.

Other than as disclosed in this report, the AMP Financial Services Traditional Embedded Value and Traditional Value of Six Months' Sales shown in this report have been developed in accordance with the requirements of Guidance Note 252 issued by the Institute of Actuaries of Australia, except in the following respects:

- We have not explicitly determined the cost of policyholder financial guarantees and options, but implicitly allowed for these in the selection of the risk discount rate.

- This report contains only summary disclosure of our work and the methods and assumptions underlying it.

- We have not allowed for the impact on value of any changes expected to the business operations of AMP Financial Services as a result of the Demerger.

The AMP Financial Services and Life Services Market-Consistent Embedded Values and the AMP Financial Services Market-Consistent Value of Six Months' Sales shown in this report have not been developed in accordance with the requirements of Guidance Note 252 issued by the Institute of Actuaries of Australia, as this guidance note does not anticipate the application of methods other than the traditional method in the actuarial determination of embedded values and values of business written.

The Life Services Traditional Embedded Value shown in this report has been developed in accordance with standard market practice in the UK, rather than by reference to Guidance Note 252 issued by the Institute of Actuaries of Australia.

18.3 Disclosures and Consents

The results shown in this report have been developed by consultants in our Sydney and London offices, with the consultants from the Sydney office being responsible for the results relating to AMP Financial Services and the consultants from the London office being responsible for the results relating to Life Services.

Tillinghast has provided advice on a number of matters to subsidiaries of both AMP and HHG in the recent past.

Tillinghast has given, and not withdrawn, its written consent to the inclusion of this report and its name in the form and context in which they are included in this Explanatory Memorandum. However, Tillinghast does not authorise or cause the issue of this Explanatory Memorandum and takes no responsibility for its contents.

The terms of our engagement provide a limitation of liability in connection with the services provided by Tillinghast as part of the overall Demerger and Listing of HHG. This limitation is a multiple of the total fees paid to Tillinghast for these services. The limitation applies to the aggregate of all claims against Tillinghast, including claims in contract or negligence or otherwise. There are certain exceptions where this limitation of liability would not apply.

Tillinghast - Towers Perrin

AMP Group Holdings Limited has also provided an indemnity to Tillinghast for any claims made by third parties against Tillinghast relating to its performance of these services. There are certain exceptions where this indemnity would not be available to Tillinghast to the extent that such exception is found to apply in relation to a third party claim. These exceptions are the same as those under the Consulting Actuary's limitation of liability provision within its terms of engagement.

None of the signatories of this report controls a direct interest in shares in AMP.

Yours faithfully

Pauline Blight FIAA
Tillinghast - Sydney

Martin Bradley FIA
Tillinghast - London

Mark Turner FIA FIAA
Tillinghast - Sydney

Charles Pickup FIA
Tillinghast - London

Section 15

Defined terms

15 Defined terms

15.1 Definitions

Adjustment Factor means the amount calculated by dividing the sum of the Combined Post-Demerger Value and the AMP Rights Offer Adjustment Value by the AMP Post-Demerger Value;

AGAAP means generally accepted accounting principles in Australia;

Aggregate Cancellation Amount has the meaning given to it in the Scheme;

AMP means AMP Limited (ABN 49 079 354 519);

AMP Board or **Board** means the board of directors of AMP;

AMPFP means AMP Financial Planning, as described in section 4.2.6;

AMPFSH means AMP Financial Services Holdings Limited;

AMP Capital Investors means the Australia and New Zealand investment management business as described in section 4.3;

AMP Financial Services or **AFS** means AMP's retail financial services business in Australia and New Zealand as described in section 4.2;

AMP Group means AMP and its controlled entities;

AMP Invest means AMP Invest plc;

AMP Life means AMP Life Limited (ABN 84 079 300 379);

AMP Pension Scheme means the AMP UK Staff Pension Scheme;

AMP Post-Demerger Value means, unless the AMP Remuneration Committee forms the view that another amount should apply in the best interests of AMP and its shareholders, the volume weighted average of the prices at which AMP Shares are bought and sold on ASX during the first five trading day period commencing on the Ex-Entitlement Date;

AMP Pre-Rights Value means, unless the AMP Remuneration Committee forms the view that another amount should apply in the best interests of AMP and its shareholders, the volume weighted average of the prices at which AMP Shares are bought and sold on ASX during the five trading day period ending on the trading day before the AMP Rights Offer Ex-Entitlement Date;

AMP Register means the register of members of AMP maintained by the AMP Securities Registry;

AMP Remuneration Committee means the remuneration committee of the AMP Board;

AMP Rights Offer means the rights offer of new AMP Shares, offered pursuant to the AMP Rights Offer Prospectus;

AMP Rights Offer Adjustment Value means, unless the AMP Remuneration Committee forms the view that another amount should apply in the best interests of AMP and its shareholders, the amount calculated in accordance with the following formula:

$$\frac{P - (S + D)}{N + 1}$$

where: P is the AMP Pre-Rights Value;

S is the price which subscribing AMP Shareholders are required to pay for each new AMP Share under the AMP Rights Offer (see section 3.4.2);

D is the amount calculated by dividing the Aggregate Cancellation Amount by the number of AMP Shares on issue at the Record Date; and

N is the number of AMP Shares that must be held on the AMP Rights Offer Record Date to receive an entitlement to one new AMP Share under the AMP Rights Offer.

AMP Rights Offer Ex-Entitlement Date means 22 October 2003 which is the date that AMP Shares commence trading on ASX without an entitlement to participate in the AMP Rights Offer;

AMP Rights Offer Prospectus means the prospectus of AMP dated 17 October 2003;

AMP Rights Offer Record Date means 5.00pm (Sydney time) on 28 October 2003;

AMP Rights Offer Underwriters means Macquarie Equity Capital Markets Limited (ABN 60 001 974 572) and UBS Advisory and Capital Markets Australia Limited (ABN 40 008 582 705);

AMP Rights Offer Underwriting Agreement means the agreement between AMP and the AMP Rights Offer Underwriters described in section 10.6.6;

AMP RPS Trust means the constitution for the AMP Reset Preferred Securities Trust dated 17 September 2003;

AMP Securities Registry means Computershare Investor Services Pty Limited (ABN 48 078 279 277);

AMP Share means a fully paid ordinary share in the capital of AMP;

AMP Shareholder means each person who is registered in the AMP Register as holding an AMP Share;

AMP Society means Australian Mutual Provident Society;

APRA means Australian Prudential Regulation Authority;

Articles means the articles of association of HHG;

ASIC means the Australian Securities and Investments Commission;

ASX or **Australian Stock Exchange** means Australian Stock Exchange Limited (ABN 98 008 624 691);

ASX Listing Rules means the listing rules of ASX and any other rules of ASX that apply while the relevant entity is admitted to the official list of ASX, each as amended or replaced from time to time and as modified by any express written waiver or exemption given by ASX;

ASX Official List means the official list of ASX;

ASX Principles means the Principles of Good Corporate Governance and Best Practice Recommendations issued by the ASX Corporate Governance Council;

ATO means the Australian Taxation Office;

Board or **AMP Board** means the board of directors of AMP;

BU means business unit;

business day has the meaning given to that term in the ASX Listing Rules;

Cancellation Entitlement has the meaning given to it in the Scheme;

Cancellation Number has the meaning given to it in the Scheme;

Capital Adjustment means:

(a) the reduction of the share capital of AMP by cancelling a number of AMP Shares held by each AMP Shareholder equal to the Cancellation Number for that AMP Shareholder; and

(b) the conversion of the number of AMP Shares held by each AMP Shareholder immediately following the cancellation to a larger number of AMP Shares equal to the number that AMP Shareholder held prior to the cancellation;

Capital Adjustment Resolution means the ordinary resolution of AMP Shareholders in the form set out in the notice of the General Meeting contained in section 16 concerning the Capital Adjustment;

Cash Payment means the payment of $0.082 per right not taken up (subject to any reduction in the size of the AMP Rights Offer) and described more fully in the AMP Rights Offer Prospectus;

Cazenove means Cazenove & Co Ltd;

CDI means a CHESS depositary interest;

CGT means capital gains tax;

CHESS means Clearing House Electronic Subregister System;

Churchill means Churchill Insurance Group Limited and its subsidiaries and undertakings;

Cobalt means Cobalt Run-off Services Limited;

Combined Code means the principles of good governance and code of best practice appended to the UK Listing Rules;

Combined Post-Demerger Value means the AMP Post-Demerger Value plus the HHG Post-Demerger Value;

Companies Act (UK) means the Companies Act 1985 (UK), as amended;

Convertible Loan Notes or **CLNs** means the convertible notes described in sections 3.4.3 and 10.32.10;

Consulting Actuary means Tillinghast–Towers Perrin;

Corporations Act means the Corporations Act 2001 (Cth);

Court means the Federal Court of Australia;

CREST means the system for the paperless settlement of trades in listed securities on the LSE, of which CRESTCo Limited is the operator;

Deed Poll means the deed poll by HHG in favour of AMP Shareholders under which HHG promises to take the steps attributed to it under the Scheme;

Demerger means the demerger of HHG from AMP through the implementation of the Capital Adjustment and Scheme;

Demerger Date means the date on which HHG Shares are issued to AMP Shareholders, which is expected to be the fourth business day after the Record Date or such other date as determined by the AMP Board;

Demerger Deed means the deed of that name between AMP and HHG dealing with separation arrangements between AMP and HHG arising in connection with the Demerger, executed on or about 16 October 2003;

Demerger Principle means the principle governing the Demerger, being that the HHG Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the HHG Group companies after the Demerger, as if the HHG Group had always owned and operated them, and that the AMP Group will have the entire economic benefit, commercial risk and liabilities of the businesses, assets and companies to be operated by the AMP Group companies after the Demerger, as if the AMP Group had always owned and operated them;

Demerger Resolution means the resolution to approve the Scheme to be considered by AMP Shareholders at the Scheme Meeting;

DEP means the Henderson Global Investors deferred equity plan described under HHG employee share incentive schemes in section 9.3.3;

Depositary Nominee means CHESS Depositary Nominees Pty Ltd (ABN 75 071 346 506), a wholly owned subsidiary of ASX;

Directors means the directors of AMP;

EEA means the European Economic Area;

Effective means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(6) approving the Scheme;

Effective Date means the date on which the office copy of the Court order approving the Scheme is lodged with ASIC pursuant to section 411(10) of the Corporations Act or such other date as determined by the AMP Board;

EU means the European Union;

Executive HHG Directors means the executive directors of HHG;

Ex-Entitlement Date means the date that AMP Shares commence trading on ASX without an entitlement to HHG Shares (which is expected to be the third business day after the Effective Date);

FSA means the United Kingdom Financial Services Authority;

FSMA means the Financial Services and Markets Act 2000 (UK);

FTSE means the Financial Times Stock Exchange 100 share index;

GEBS means Henderson's Growth Equity Bonus Scheme;

General Meeting means the general meeting of AMP Shareholders convened to consider the resolutions set out in the notice of general meeting contained in section 16;

Gordian means Gordian Run-off Limited (formerly GIO Insurance Limited) (ABN 11 052 179 647);

Henderson means the investment management business of the HHG Group;

Henderson Global Investors or **HGI** means, before the Demerger, AMP's global investment management business;

HHG means HHG PLC, a company registered in England and Wales with registered number 02072534, formerly AMP (UK) PLC;

HHG Board means the board of directors of HHG;

HHG Capital Reduction means the capital reduction pursuant to section 135 of the Companies Act 1985 (United Kingdom) referred to in section 10.24 of this document;

HHG CDIs means CDIs, each of which represents a beneficial holding in an underlying HHG Ordinary Share;

HHG Directors means the Executive HHG Directors and Non-Executive HHG Directors;

HHG Employee Schemes means the Restricted Share Plan, the LTIP, the Sharesave Scheme and the DEP;

HHG Group means HHG and its subsidiaries and associated undertakings;

HHG Ordinary Share means a fully paid ordinary share in the capital of HHG;

HHG Post-Demerger Value means, unless the AMP Remuneration Committee forms the view that another amount should apply in the best interests of AMP and its shareholders, the volume weighted average of the prices at which HHG Shares are bought and sold on ASX during the first five trading day period commencing on the Ex-Entitlement Date;

HHG Register means the register of members of HHG maintained by the HHG Registry;

HHG Registry means Computershare Investor Services Pty Limited (ABN 48 078 279 277);

HHG Remuneration Committee means the remuneration committee of the HHG Board;

HHG Share means a HHG CDI or a HHG Ordinary Share, as applicable;

HHG Shareholder means each person who is registered in the HHG Register as holding a HHG Share;

HHG Sponsors' Agreement means the agreement expected to be entered into between HHG, the HHG Directors, UBS and Cazenove which is summarised in section 10.32.1;

Income Securities means the AMP Income Securities issued by AMP Group Finance Services Limited under the AMP Income Security Trust Deed dated 7 October 1999 as amended by the First Amending Deed dated 18 October 1999 and the Second Amending Deed dated 16 December 1999;

Increase Factor means the Adjustment Factor minus 1;

Independent Expert or **Rothschild** means N M Rothschild & Sons (Australia) Limited;

Ineligible Overseas Shareholder means an AMP Shareholder who is a citizen or a resident of a jurisdiction outside Australia or whose address in the AMP Register is a place outside Australia and its external territories, unless AMP is satisfied before the Effective Date that HHG is not precluded from lawfully issuing HHG Shares to the AMP Shareholder either unconditionally or after compliance with conditions which the AMP Board in its sole discretion regards as acceptable and not unduly onerous;

Independent Accountant means Ernst & Young in relation to the independent accountant's report on historical financial information, and Ernst & Young Transaction Advisory Services Limited in relation to the independent accountant's report on forecast financial information, as set out in section 13;

Joint Sponsors means Cazenove and UBS;

Life Services comprises principally the life insurance and pensions books of Pearl, London Life, National Provident Life and NPI Limited, which are effectively closed to new business; Life Services also includes the closed general insurance books of Pearl, the pension trustee business of AMP (UK) Trustees Limited and the retirement services business operated by NPI Limited;

Listing Particulars means the document prepared in accordance with the UK Listing Rules in connection with the proposed admission of HHG Shares (i) to the UKLA Official List and (ii) to trading on the London Stock Exchange's market for listed securities;

LLLA means London Life Linked Assurances Limited;

LSE or **London Stock Exchange** means London Stock Exchange plc;

London Life means London Life Limited;

LTIP means the HHG long term incentive plan described in section 9.3.2;

Meetings means the Scheme Meeting and the General Meeting;

MSCI means Morgan Stanley Capital International Inc.;

National Provident Life means National Provident Life Limited;

Non-Executive HHG Directors means the non-executive directors of HHG;

NZSX means the main board operated by New Zealand Exchange Limited known as "NZSX";

Option means an option to acquire AMP Shares granted under the Executive Option Plan or the Employee Option Plan described in section 9.2;

Other Businesses means the HHG businesses other than Henderson and Life Services;

Pearl means Pearl Assurance plc;

PAUF means Pearl Assurance (Unit Funds) Limited;

PAULP means Pearl Assurance (Unit-Linked Pensions) Limited;

Proposal to Demerge means the proposal described in this document to demerge HHG from AMP;

Record Date means 5.00pm (Sydney time) on the fourth business day after the Effective Date, or such other date as is permitted by ASX;

Registered Address means, in relation to an AMP Shareholder, the address shown in the AMP Register;

Reset Preferred Securities or **RPS** means reset preferred securities, being units in the AMP Reset Preferred Securities Trust issued by AMP Henderson Global Investors Limited (as responsible entity of the AMP RPS Trust) pursuant to the replacement prospectus dated 26 September 2002 (as supplemented);

Restricted Share Plan means the HHG restricted share plan described under "HHG employee share incentive schemes" in section 9.3.1;

Restructure and Employee Retention Arrangements means the arrangements summarised in section 10.16;

Rights Factor means the amount calculated by dividing the AMP Pre-Rights Value by the difference between the AMP Pre-Rights Value and the AMP Rights Offer Adjustment Value;

Rothschild means N M Rothschild & Sons (Australia) Limited;

RPS Preference Share Cancellation Resolution means the special resolution of AMP Shareholders concerning the cancellation of the RPS Preference Shares in the form set out in the notice of General Meeting contained in section 16;

RPS Preference Shares means the AMP preference shares which were issued as part of the RPS structure having the terms of issue summarised in the replacement prospectus dated 26 September 2002 (as supplemented);

Sale Agent means AMP or such other person nominated by AMP to sell or facilitate the transfer of the HHG Shares attributable to Ineligible Overseas Shareholders under the terms of the Scheme;

SCH Business Rules means the SCH Business Rules issued by ASX Settlement and Transfer Corporation Pty Ltd as amended or replaced from time to time and as modified by any express written waiver or exemption given by ASX Settlement and Transfer Corporation Pty Ltd;

Scheme or **Scheme of Arrangement** means the scheme of arrangement under part 5.1 of the Corporations Act between AMP and the AMP Shareholders as described in this document, subject to any modification made or required by the Court on the Second Court Date;

Scheme Meeting means the meeting of AMP Shareholders ordered by the Court to consider the resolution set out in the notice of Court ordered meeting contained in section 16 of this document;

SEC means the United States Securities and Exchange Commission;

Second Court Date means the date that AMP will approach the Court following the Meetings to seek court approval of the Scheme;

Sharesave Scheme means the HHG sharesave scheme described in section 9.3.4;

Statutory Fund 1 means AMP Life Limited Statutory Fund No 1;

STI means short term incentive;

TGI means TGI Australia Limited (ABN 12 000 041 458);

TLI means Towry Law International;

TLIB means Towry Law Insurance Brokers;

TLLP means Towry Law Life and Pensions;

TLMS means Towry Law Mortgage Services;

Towry Law means Towry Law plc;

Transitional Services Agreement means the agreement so entitled between AMP and HHG described in section 10.6.2;

UBS means UBS Limited;

UK or **United Kingdom** means the United Kingdom of Great Britain and Northern Ireland;

UKGAAP means generally accepted accounting principles in the UK;

UK Listing Authority means the FSA acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the UKLA Official List otherwise than in accordance with Part VI of the FSMA;

UK Listing Rules means the listing rules of the UK Listing Authority;

UK Service Company means AMP (UK) Services Limited;

UKLA Official List means the official list of the UK Listing Authority;

United States or **US** means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

US Exchange Act means the United States Securities Exchange Act of 1934, as amended;

US Securities Act means the United States Securities Act of 1933, as amended;

USGAAP means generally accepted accounting principles in the United States; and

Virgin Money means Virgin Money Group Limited.

15.2 Glossary

1H means the six months ended or ending 30 June (for example, 1H03 means the six months ended 30 June 2003);

2H means the six months ended or ending 31 December (for example, 2H03 means the six months ending 31 December 2003);

annuity means a periodic payment made for an agreed period of time (usually up to the death of the recipient) in return for a cash sum. The cash sum can be paid as one amount or as a series of premiums. If the annuity commences immediately after the payment of the sum, it is termed an "**immediate annuity**". If it is to commence at some future date, it is termed a "**deferred annuity**";

approved person means a person approved by FSA under the FSMA for the performance of certain controlled functions;

asset allocation means a means of allocating assets by class or market based on an investment objective;

AuM means assets under management;

capital release means the approved distribution of shareholders' funds from the long term fund and the shareholders' fund of a life company, unless otherwise specified;

closed book means a book of business with no new customers, although there are limited volumes of new business, for example, to meet contractual obligations to existing policyholders or to cater for new members to certain group schemes;

corporate borrowing costs means interest and other related costs on corporate debt;

cost to income ratio is calculated by dividing controllable expenses by gross margin. Controllable expenses include management and project costs and exclude variable distribution expenses, investment management fees and interest on corporate debt. Gross margin is calculated as net profit before tax and interest on corporate debt plus controllable expenses;

debt means corporate debt and operational debt:

- **corporate debt** means total group borrowings (including subordinated debt) less policyholder obligations and operational debt (mainly relating to AMP Banking); and
- **operational debt** means debt raised to fund the operations of subsidiaries, either raised directly by the subsidiary or at a corporate level and passed directly to subsidiaries as debt;

EBR means equity backing ratio;

embedded value means an actuarial calculation of the economic value of the shareholder capital in the business and the profits expected to emerge from the business in-force;

free assets means the excess of available assets (admissible assets less total liabilities) plus implicit items over and above RMM;

Free Asset Ratio or **FAR** has been calculated in this document as the free assets divided by total liabilities; this is one of the key regulatory capital measures for United Kingdom life insurers;

FSAVC means Free Standing Additional Voluntary Contribution;

FY means a financial year ended or ending 31 December (for example, FY00 means financial year ended 31 December 2000);

FUM means funds under management;

general insurance means non-life insurance covering risks such as motor, fire and property;

IFA means an Independent Financial Adviser;

IMRO means the Investment Management Regulatory Organisation;

in-force business means long term business which has been written before a specified date and which has not terminated before that date;

industrial branch business of Pearl means a portfolio of Pearl with-profit business which originally involved the physical collection of small premiums (usually once every four weeks);

investment trusts means listed companies whose core activity is investing in the shares of other listed companies;

ISA means an individual savings account;

KAG means Kapitalanlagegesellschaften;

long term business means an insurance business which comprises life assurance business (life and pensions business) and long term disability insurance (also known as permanent health insurance);

long term fund means a segregated fund of assets and liabilities established and maintained by a life insurance company for the purpose of supporting a long term business;

market consistent means, when used in respect of an **embedded value** or the **value of new business** an approach which allows explicitly for market-related risks by valuing them in a manner that is consistent with the pricing of similar risks in financial markets. In particular, such an approach explicitly values financial guarantees and options embedded in policyholder contracts;

mature products means the products described as such in section 4.2.4;

minimum regulatory requirements means the shareholder net assets being used to meet the minimum capital requirements of all regulatory bodies which impact the business unit (for example APRA, ASIC). This is after taking account of any other resources, for example, policyholder retained profits;

MoS or **Margin on Services** refers to the basis for calculating policyholder liabilities used in determining AGAAP results for life companies. The basis of recognition seeks to recognise the profit on long term insurance and investment contracts over the period during which the services are provided using a proxy for delivery of the service, such as the bonuses declared on with-profits business. This basis seeks to use the best estimate assumptions for future experience and recognises any deviation from that expected experience through experience profits;

MSSB means modified statutory solvency basis;

MVA means market value adjustment factor;

non-profit policy means a policy where the value of the policy or product is either linked directly to the performance of the underlying assets (such as a unit linked policy), or is guaranteed by the insurer. Also known as a non-participating policy;

OEIC means open-ended investment company;

ordinary branch business of Pearl means all Pearl long term business other than its industrial branch business;

PADS means Provisions for Adverse Deviations;

persistency or **persistency ratio** means opening AuM less outflows during the period divided by opening AuM;

PPFM means Principles and Practices of Financial Management;

realistic reporting means a reporting basis that seeks to reflect appropriately provision for guarantees and an additional amount for contingencies, to be known as the Provisions for Adverse Deviations ("PADS"). This PADS will be less prescriptive than the Free Asset Ratio and is likely to reflect the FSA view of the individual risk profile of the relevant company;

reinsurance means the insuring again by an insurer of the whole or part of a risk that it has already insured for a customer with another insurer called a reinsurer. The expression **"reassurance"** is sometimes used to describe the same arrangements when made by a life insurance company;

renewal commission means a series of regular payments which an adviser receives for the period in which a customer retains a product. When the product comes to an end, or if the customer cashes in the product or ceases to pay any regular contributions, the renewal commission stops. Also called "trail commission";

RMM means the required minimum margin, i.e. the margin of assets over and above their liabilities which all United Kingdom life insurers are required to keep;

RoBUE or **return on business unit equity** is calculated as annualised BU underlying operating profit after income tax (including underlying investment income) divided by the BU's average tangible resources over the period. No allowance is made for the benefit of gearing;

RoIC or **return on invested capital** is calculated:

- for BUs, as annualised underlying operating profit after income tax (including underlying investment income) divided by average invested capital over the period (that is, net assets plus intangibles); and
- for AMP Group and HHG Group purposes as annualised net profit after tax before corporate borrowing costs divided by average invested capital over the period (ie net assets plus intangibles).

No allowance is made for the benefit of gearing;

RoIC – underlying or **return on invested capital – underlying** is calculated as annualised underlying contribution divided by average invested capital over the period (ie net assets plus intangibles). No allowance is made for the benefit of gearing. For RoIC – underlying purposes, closing capital excludes the impact of period end valuation adjustments;

run-off means the administration of insurance portfolios that have been closed to new business;

SICAV umbrella fund means a Société d'Investissement à Capital Variable, which is an open ended investment fund in the form of a public limited company. It exists as an autonomous legal entity. A licence granted by the regulatory authorities of Luxembourg allows one umbrella fund to set up as many separate sub funds as desired. The advantage for the investor is not having to pay any fee when switching funds, or at most only a modest fee;

traditional means, when used in respect of an **embedded value** or **value of new business**, an approach which allows for risk and uncertainty in a relatively simple way, through the choice of the rate used to discount expected profits and flows of supporting capital back to the present;

TSR means total shareholder return;

twin peaks regime means the new UK regulatory regime for calculating the assets required to back with-profits liabilities (comparing total prudential reserves, being a prudent assessment of contractual liability and solvency margin, with the total realistic position, including a fair level of discretionary bonus);

underlying contribution applies to AMP Group and HHG Group only and is calculated as total operating margins before corporate borrowing costs plus underlying investment income;

underlying investment income means investment income on capital allocated to BUs (including corporate office) which has been normalised to bring clarity to underlying performance and to eliminate the distorting impact of short term market volatility. The excess (or shortfall) between the underlying return and the actual investment income is disclosed separately. Underlying returns are set at risk/premium discounts over the long term average government bond rates for Australia and the United Kingdom. These premiums/discounts are consistent with MoS best estimate assumptions. The long term average bond rates are set for a three year period but are reviewed annually. The investment income of Cobalt/Gordian has not been normalised;

underwriting means the insurer's process of reviewing applications for insurance cover and the decision whether to accept all or part of the risk and determination of the applicable premiums; also refers to the acceptance of such risk;

unit-linked policy means a type of non-profit policy where the benefits are determined by reference to the investment performance of a specified pool of assets (referred to as a **unit-linked sub-fund**);

unit trust means a trust in which investors (unit holders) obtain an interest. Unlisted trusts often permit investors to exit their investment by having their units purchased or redeemed at a price closely reflecting the underlying market value of the trust's investments;

value of new business means an actuarial calculation of the economic value of the profits expected to emerge from the new business written over a particular period net of the cost of providing supporting capital;

white label agreement means an agreement under which a firm labels and sells a product exclusively under its own name when, in fact, that product is manufactured by another firm (a practice which occurs in the general insurance business) or a product is co-branded using both the name of the manufacturer and distributor;

with-profits policy or **participating policy** means a policy under which (in addition to guaranteed benefits specified in the policy) additional bonuses may be payable. The declaration of such bonuses (usually annually) reflects, amongst other things, the overall investment performance of the fund of which the policy forms part; **without profits policy** or **non-participating policy** means a policy where no such additional bonuses are payable; and

with-profits units means notional units whose value or number varies by reference to premiums paid, to bonuses declared or surpluses otherwise distributed for the purposes of calculating benefits payable under policies.

Section 16

Notices of meeting

16 Notices of meeting

Notice of General Meeting of AMP Limited

A General Meeting of shareholders of AMP Limited will be held at the Hordern Pavilion, Fox Studios Australia, Lang Road, Moore Park, Sydney NSW at 9.00am (Sydney time) on Tuesday 9 December 2003.

Item of Business

Capital Adjustment Resolution

To consider and, if thought fit, to pass the following ordinary resolution:

That:

(a) the capital of AMP Limited is reduced by cancelling the Cancellation Number of Scheme Shares for each Scheme Shareholder; and

(b) immediately following that cancellation, the Remaining Number of Scheme Shares of each Scheme Shareholder is converted to a larger number of shares equal to the Original Number of Scheme Shares of that Scheme Shareholder,

on the terms and subject to the conditions of the Scheme.

RPS Preference Share Cancellation Resolution

To consider and, if thought fit, to pass the following special resolution:

That, subject to the Scheme becoming Effective and the RPS being redeemed as contemplated by the RPS Proposal, the capital of AMP Limited is reduced by cancelling all of the 11.5 million RPS Preference Shares on issue for nil consideration.

By Order of the Board

P A Milne
Company Secretary
16 October 2003

Other information

This notice of meeting and the resolutions should be read in conjunction with the document of which this notice of meeting forms part.

Defined terms

In this notice:

Aggregate Cancellation Amount means the Australian dollar equivalent of £1,105 million calculated by AMP by reference to Reuters page RBA26 on the Demerger Date (or if that page is unavailable for any reason, an equivalent reference selected by AMP in its sole discretion);

AMP means AMP Limited (ABN 49 079 354 519);

AMP Board means the board of directors of AMP;

AMP Register means the register of AMP Shareholders maintained under section 169 of the Corporations Act;

AMP Share means a fully paid ordinary share in the capital of AMP;

AMP Shareholder means a holder of AMP Shares;

ASIC means the Australian Securities and Investments Commission;

ASX means Australian Stock Exchange Limited;

Business Day means a trading day as defined in the Listing Rules;

Cancellation Number means, for each Scheme Shareholder, the number of Scheme Shares equal to:

$$ON \times \frac{ACA}{VWAP \times TSS}$$

where,

ON	is the Original Number for that Scheme Shareholder;
ACA	is the Aggregate Cancellation Amount;
TSS	is the total number of Scheme Shares.

The Cancellation Number may include a fraction of a Scheme Share;

Corporations Act means Corporations Act 2001 (Cwlth);

Court means the Federal Court of Australia;

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) approving the Scheme;

Effective Date means the date on which the office copy of the Court order approving the Scheme is lodged with ASIC pursuant to section 411(4)(b) of the Corporations Act or such other date as determined by the AMP Board;

Listing Rules means the official listing rules of ASX;

Original Number means, for each Scheme Shareholder, the number of Scheme Shares held on the Record Date;

Record Date means 5.00pm (Sydney time) on the fourth Business Day after the Effective Date or such other date as approved by ASX;

Remaining Number means, for each Scheme Shareholder, the number of Scheme Shares equal to:

$$ON - CN$$

where,

ON	is the Original Number for that Scheme Shareholder; and
CN	is the Cancellation Number for that Scheme Shareholder.

The Remaining Number may include a fraction of a Scheme Share;

RPS means reset preferred securities, being units in the AMP Reset Preferred Securities Trust issued by AMP Henderson Global Investors Limited (as responsible entity of the AMP RPS Trust) pursuant to the replacement prospectus dated 26 September 2002 (as supplemented);

RPS Preference Shares means the AMP preference shares which were issued as part of the RPS structure having the terms of issue summarised in the replacement prospectus dated 26 September 2002 (as supplemented);

RPS Proposal means the proposal to redeem the RPS described in section 3.4.1 of the document of which this notice forms part;

Scheme means the scheme of arrangement between AMP Limited and the AMP Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act;

Scheme Share means an AMP Share on issue at the Record Date;

Scheme Shareholder means a person registered on the AMP Register at the Record Date as the holder of a Scheme Share after registration of all transfer and transmission applications as provided for in clause 4.5 of the Scheme.

Terms used and not otherwise defined have same meaning as terms defined in section 11 (Scheme of Arrangement) and section 15 (Defined terms) of the document of which this notice forms part.

Determining the entitlement to attend and vote at the General Meeting

The board of AMP Limited has determined that all the shares of AMP Limited that are quoted on the Australian Stock Exchange (ASX) as at 7.00pm (Sydney time) on Sunday 7 December 2003 will be taken, for the purposes of the General Meeting, to be held by the persons who held them at that time. Accordingly, those persons will be entitled to attend and vote at the General Meeting.

Voting by proxy

A shareholder who is entitled to attend and vote at the General Meeting may appoint a proxy to attend and vote at the General Meeting on behalf of that shareholder. A proxy need not be a shareholder of AMP Limited. If a shareholder is entitled to cast two or more votes at the General Meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the appointment does not specify the proportion or the number of the shareholder's votes that each proxy may exercise, each proxy may exercise half of the shareholder's votes on a poll.

Proxy forms may be lodged with AMP Limited:

- **by mail**, to AMP Securities Registry, using the enclosed reply paid envelope or by posting it to:

Australia:	GPO Box 2980, Melbourne Vic 8060
New Zealand:	P.O Box 91543, Auckland Mail Centre
United Kingdom:	PO Box 1075, Bristol BS99 3FA
Rest of the world:	GPO Box 2980, Melbourne Vic 3001, Australia;

- **by facsimile:**

Australia:	1300 301 721
New Zealand:	09 488 8787
United Kingdom:	0870 703 6109
Rest of the world:	+61 2 8234 5002;

- **by delivery** to AMP Limited's registered office: Level 24, 33 Alfred Street, Sydney 2000 NSW, Australia or to the AMP Securities Registry, c/- Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney 2000 NSW, Australia; or
- **electronically** by accessing the AMP Securities Registry website via www.ampgroup.com/shareholdercentre. Instructions for the use of this facility are set out on page 6 of the document of which this notice of meeting forms part.

To be effective, AMP Limited must receive the completed proxy form and, if the form is signed by the shareholder's attorney or other authority, the authority under which the proxy form is signed (or a certified copy of the authority) by no later than 9.00am on Sunday 7 December 2003 or, if the General Meeting is adjourned, at least 48 hours before the resumption of the General Meeting in relation to the resumed part of the General Meeting.

Notice of Court ordered meeting of holders of ordinary shares in AMP Limited

By an order of the Federal Court of Australia made on 16 October 2003 pursuant to section 411(1) of the Corporations Act, a meeting of the holders of ordinary shares in AMP Limited will be held at the Hordern Pavilion, Fox Studios Australia, Lang Road, Moore Park, Sydney NSW at 9.30am (Sydney time) on Tuesday 9 December 2003 or as soon after that time as the General Meeting finishes.

The Court has also directed that Peter Willcox act as chairman of the Scheme Meeting or failing him Pat Handley (unless the members at the Scheme Meeting elect some other person to act as chairman of the Scheme Meeting) and has directed the chairman to report the result of the Scheme Meeting to the Court.

Purpose of Scheme Meeting

To consider and, if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between AMP Limited and holders of its fully paid ordinary shares ("Scheme").

Resolution

To consider, and if thought fit, to pass the following resolution:

"That, pursuant to, and in accordance with, the provisions of section 411 of the Corporations Act 2001 (Cwlth), the arrangement proposed between AMP Limited and the holders of its fully paid ordinary shares, designated the "Scheme", as contained in and more particularly described in the document accompanying the notice convening this meeting is agreed to (with or without modification as approved by the Federal Court of Australia)."

Other information

This notice of meeting and the resolution should be read in conjunction with the document of which this notice of meeting forms part.

Defined terms

Terms used in this notice, unless otherwise defined, have the same meaning as set out in section 15 of the document of which this notice forms part.

Determining the entitlement to attend and vote at the Scheme Meeting

The Board of AMP Limited has determined and the Court has ordered that all the shares of AMP Limited that are quoted on the Australian Stock Exchange ("ASX") as at 7.00pm (Sydney time) on Sunday 7 December 2003 will be taken, for the purposes of the Scheme Meeting, to be held by the persons who held them at that time. Accordingly, those persons will be entitled to attend and vote at the Scheme Meeting.

Required majorities

In accordance with section 411(4) of the Corporations Act, for the Scheme to be binding, the resolution must be passed by:

- a majority in number of holders of ordinary shares present and voting (either in person or by proxy) at the Scheme Meeting; and
- 75% of the votes cast on the resolution,

and the Scheme must be approved by the Court.

Voting by proxy

A shareholder who is entitled to attend and vote at the Scheme Meeting may appoint a proxy to attend and vote at the Scheme Meeting on behalf of that shareholder. A proxy need not be a shareholder of AMP Limited. If a shareholder is entitled to cast two or more votes at the Scheme Meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the appointment does not specify the proportion or the number of the shareholder's votes that each proxy may exercise, each proxy may exercise half of the shareholder's votes on a poll.

Proxy forms may be lodged with AMP Limited:

- **by mail**, to AMP Securities Registry, using the enclosed reply paid envelope or by posting it to:

Australia:	GPO Box 2980, Melbourne Vic 8060
New Zealand:	P O Box 91543, Auckland Mail Centre
United Kingdom:	PO Box 1075, Bristol BS99 3FA
Rest of the world:	GPO Box 2980, Melbourne Vic 3001, Australia;

- **by facsimile:**

Australia:	1300 301 721
New Zealand:	09 488 8787
United Kingdom:	0870 703 6109
Rest of the world:	+61 2 8234 5002;

- **by delivery** to AMP Limited's registered office: Level 24, 33 Alfred Street, Sydney 2000 NSW, Australia or to the AMP Securities Registry, c/- Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney 2000 NSW, Australia; or
- **electronically** by accessing the AMP Securities Registry website via www.ampgroup.com/shareholdercentre. Instructions for the use of this facility are set out on page 6 of the document of which this notice forms part.

To be effective, AMP Limited must receive the completed proxy form and, if the form is signed by the shareholder's attorney or other authority, the authority under which the proxy form is signed (or a certified copy of the authority) by no later than 9.00am on Sunday 7 December 2003 or, if the Scheme Meeting is adjourned, at least 48 hours before the resumption of the Scheme Meeting in relation to the resumed part of the Scheme Meeting.

Court approval

In accordance with section 411(4)(b) of the Corporations Act, the Scheme (with or without modification) must be approved by an order of the Court. If the resolution put to this meeting is passed by the requisite majorities and the Capital Adjustment Resolution is passed at the General Meeting, AMP Limited intends to apply to the Court for approval of the Scheme.

Corporate Directory

Directors
Peter Willcox (Chairman)
Andrew Mohl (Chief Executive Officer)
Richard Grellman
Pat Handley
Meredith Hellicar
Lord Killearn
Nora Scheinkestel
Roger Yates

Company Secretary
Prue Milne

Financial Advisers
Caliburn Partnership Pty Ltd
Level 34, The Chifley Tower
2 Chifley Square
Sydney NSW 2000 Australia

UBS Advisory and Capital Markets
Australia Limited
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000 Australia

Registered office
Level 24
33 Alfred Street
Sydney NSW 2000 Australia
Internet: www.ampgroup.com

Australian Legal Advisers
Mallesons Stephen Jaques
Level 60, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000 Australia

Minter Ellison
Level 19, Aurora Place
88 Phillip Street
Sydney NSW 2000 Australia

AMP Securities Registry (Australia)
Level 3
60 Carrington Street
Sydney NSW 2000 Australia

UK Legal Advisers
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS United Kingdom

Lovells
Atlantic House
Holborn Viaduct
London EC1A 2FG United Kingdom

AMP Securities Registry (New Zealand)
Level 2
159 Hurstmere Road
Takapuna, North Shore City New Zealand

Auditor and Independent Accountant
Historical financial information – Ernst & Young
Forecasts – Ernst & Young Transaction Advisory Services Limited
321 Kent Street
Sydney NSW 2000 Australia

AMP Securities Registry (UK)
The Pavilions
Bridgwater Road
Bristol BS99 7NH United Kingdom

Independent Expert
N M Rothschild & Sons (Australia) Limited
Level 16, 1 O'Connell Street
Sydney NSW 2000 Australia

Joint Sponsors to the LSE Listing of HHG PLC
Cazenove & Co Ltd
20 Moorgate
London EC2R 6DA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Consulting Actuary
Tillinghast–Towers Perrin
Level 17, MLC Centre
19-29 Martin Place
Sydney NSW 2000 Australia

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Corporate Office
[illegible] Alfred Street
Sydney NSW 2000
Australia

Corporate Office
[illegible]-90 Customhouse Quay
Wellington
New Zealand

Corporate Office
[illegible] Finsbury Avenue
London EC2M 2PA
United Kingdom

www.ampgroup.com

AMP